Form 20-F
period 2025-12-31
PicS N.V.
filed 2026-04-30
CIK 1841644

As filed with the Securities and Exchange Commission on April 30, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-43083

PicS N.V.

(Exact Name of Registrant as Specified in Its Charter)

N/A	The Netherlands
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Avenida Manuel Bandeira,
291 Block A, 2nd floor
São Paulo — SP, 05317-020, Brazil
(Address of Principal Executive Offices)

Rodrigo Luís Rosa Couto
Chief Financial Officer
Avenida Manuel Bandeira, 291
Block A, 2nd floor
São Paulo — SP, 05317-020, Brazil

Telephone: +55 (11) 97723-1925

Email: ir@picpay.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class A common shares, each with a nominal value of EUR0.01	PICS	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: 20,278,776 Class A common shares and 86,451,624 Class B common shares, after giving effect to the 533,652-for-one split of our Class A and Class B common shares, approved on January 29, 2026.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

CERTAIN DEFINED TERMS

Unless otherwise indicated or the context otherwise requires, all references in this annual report to: (1) “PicPay Netherlands” are to PicS N.V. (formerly known as Picpay Holdings Netherlands B.V.); (2) “PicPay,” the “Company,” “we,” “our,” “ours,” “us” or similar terms are to PicPay Netherlands (or, when applicable, its predecessor for accounting purposes PicS Ltd.) together with its consolidated subsidiaries, including its indirect subsidiaries PicPay Brazil and PicPay Bank; (3) “PicPay Brazil” are to PicPay Instituição de Pagamentos S.A., a privately-held company (sociedade anônima fechada) incorporated in Brazil, and its consolidated subsidiaries; and (4) “PicPay Bank” are to PicPay Bank – Banco Múltiplo S.A. (formerly known as Banco Original de Agronegócio S.A.), a corporation (sociedade anônima) incorporated in Brazil.

In addition, in this annual report, except where otherwise indicated or where the context requires otherwise:

●	“Articles of Association” means PicPay Netherlands’ articles of association.

●	“Banco Original” means Banco Original S.A., a Brazilian financial institution duly authorized by the Brazilian Central Bank and wholly-owned subsidiary of J&F Participações.

●	“BX” or “BX Blue” means BX Negócios Inteligentes Ltda., a limited liability company (sociedade limitada) organized under the laws of Brazil. BX is a wholly-owned subsidiary of Guiabolso.

●	“Class A common shares” means Class A common shares in the capital of PicPay Netherlands, with a nominal value of EUR0.01 per Class A common share, whereby each Class A common share confers the right to one vote per share at the general meeting.

●	“Class B common shares” means Class B common shares in the capital of PicPay Netherlands, with a nominal value of EUR0.10 per Class B common share, whereby each Class B common share confers the right to ten votes per share at the general meeting.

●	“common shares” means, collectively, Class A common shares and Class B common shares.

●	“conversion shares” means conversion shares in the share capital of the Company, with a nominal value of EUR0.09 per conversion share, whereby each such share confers the right to nine votes per share at a general meeting. Conversion shares are introduced to facilitate a 1:1 conversion of Class B common shares into Class A common shares under Dutch law. If a conversion share is held by anyone other than the Company, such shareholder shall be obliged to offer and transfer such conversion share to the Company unencumbered and for no consideration. For more information see “Item 10. Additional Information—B. Memorandum and Articles of Association—Conversion.”

●	“Crednovo” means Crednovo Sociedade de Empréstimo entre Pessoas S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil. Crednovo is a wholly-owned subsidiary of PicPay Holding.

●	“EUR” or “€” means the Euro, the lawful currency of the European Economic and Monetary Union.

●	“FIDC FGTS” means Fundo de Investimentos em Direitos Creditórios PicPay FGTS, a Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios) (FIDC) that began operating on December 17, 2024, with the purpose of acquiring receivables generated from FGTS consumer loans made by us. Such fund consists of a total of 825,674 quotas, of which 128,022 (approximately 16% of the total quotas) are subordinated quotas held solely by PicPay Bank and 697,652 senior quotas are held by accredited investors (third parties), including financial institutions, hedge funds and others.

●	“FIDC Somacred Vega Sicilia Assistência Financeira” means a Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios) (FIDC) with the purpose of acquiring receivables generated from Financial Assistance (Assistência Financeira) as defined by Article 2 of SUSEP Rule 600, of April 13, 2020. On December 22, 2025, PicPay Bank invested R$100.0 million in FIDC Somacred Vega Sicilia Assistência Financeira. FIDC Somacred Vega Sicilia Assistência Financeira invests in receivables arising from the financial assistance product, which is an advance taken by customers on future withdrawals from their pension plans, originated by Kovr Previdência. PicPay Bank holds approximately 85% of the total outstanding equity capital (quotas) of FIDC Somacred Vega Sicilia Assistência Financeira, represented by senior quotas. The subordinated quotas, equivalent to approximately 5% of the total outstanding quotas, and Mezzanine quotas, equivalent to approximately 10% of the total outstanding quotas, are held by third parties.

●	“FIDC PicPay I” means Fundo de Investimentos em Direitos Creditórios Não-Padronizados PicPay I, a Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios) (FIDC) that began operating in May 2019 in order to facilitate our offering of installment payments to consumers. Currently, 100% of FIDC PicPay I’s senior quotas are held by PicPay Bank and 100% of FIDC PicPay I’s subordinated quotas are held by PicPay Brazil.

●	“general meeting” means the corporate body of PicPay Netherlands consisting of holders of Shares and all other persons with a right to attend and address a general meeting or, as the context requires, the physical meeting of holders of Shares and other persons with a right to attend and address a general meeting;

●	“Guiabolso” means Guiabolso Finanças Correspondente Bancário e Serviços Ltda., a limited liability company (sociedade limitada) organized under the laws of Brazil. Guiabolso is a wholly-owned subsidiary of PicPay Brazil.

●	“Guiabolso Pagamentos” means Guiabolso Pagamentos Ltda. (formerly known as Just Correspondente Bancário e Serviços Ltda.), a limited liability company (sociedade limitada) organized under the laws of Brazil. Guiabolso Pagamentos is a wholly-owned subsidiary of Guiabolso.

●	“J&F International” means J&F International B.V., a private limited liability company incorporated under Dutch law. As of the date of this annual report, J&F International directly owns 100% of our Class B common shares, which represents approximately 95.2% of the combined voting power in our general meeting. J&F International is a wholly-owned subsidiary of J&F Participações.

●	“J&F Participações” means J&F Participações S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil. J&F Participações is jointly controlled, pursuant to a shareholders’ agreement, by our ultimate controlling shareholders. For more information about the shareholders’ agreement of J&F Participações, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreement of J&F Participações.”

●	“Kovr Seguradora” means Kovr Seguradora S.A., a corporation organized under the laws of Brazil. Kovr Seguradora will be, upon closing of the Acquisition, a wholly-owned subsidiary of PicPay Participações.

●	“Nosso Time iGaming” means Nosso Time iGaming Ltda., a limited liability company (sociedade limitada) organized under the laws of Brazil and which is a subsidiary of Picpay Participações.

●	“PicPay Holding” means PicPay Holding Ltda., a limited liability company (sociedade limitada) organized under the laws of Brazil and which is a subsidiary of PicPay Netherlands.

●	“PicPay Invest” means PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda. (formerly known as Liga Invest Distribuidora de Títulos e Valores Mobiliários Ltda.), a limited liability company (sociedade limitada) organized under the laws of Brazil. PicPay Invest is a wholly-owned subsidiary of PicPay Brazil.

●	“Picpay Participações” means Picpay Participações e Investimentos Ltda., a limited liability company (sociedade limitada) organized under the laws of Brazil which directly holds approximately 100% of the shares of Nosso Time iGaming.

●	“PicS Ltd.” means PicS Ltd., a Cayman Islands exempted company with limited liability. Effective as of December 30, 2023, J&F International, at that time the beneficial holder of 100% of the Class B common shares of PicS Ltd. (representing 99.615% of the total issued and outstanding common shares of PicS Ltd.), contributed the beneficial entitlement to these common shares to PicPay Netherlands, by way of a share premium contribution on the shares in the capital of PicPay Netherlands. The legal transfer of the Class B common shares of PicS Ltd. to PicPay Netherlands was effected on March 14, 2024. As of the date of this annual report, PicPay Netherlands directly holds 100% of the Class B common shares of PicS Ltd. (representing 99.615% of the total issued and outstanding common shares of PicS Ltd.) and indirectly owns the beneficial entitlement to 100% of the Class A common shares of PicS Ltd. (representing 0.385% of the total issued and outstanding common shares of PicS Ltd.).

●	“PicS Holding” means PicS Holding Ltda., a limited liability company (sociedade limitada) organized under the laws of Brazil, which directly holds 100% of the shares of PicPay Brazil, PicPay Bank and Crednovo.

●	“Shares” means, collectively, the Class A common shares, the Class B common shares and the conversion shares.

●	“Stichting ACC Family” means Stichting ACC Family, a foundation (stichting) incorporated under Dutch law. As of the date of this annual report, Stichting ACC Family directly owns 7.4% of our Class A common shares, which will represent approximately 0.4% of the combined voting power in our general meeting. Mr. Anderson Chamon, PicPay Brazil’s co-founder and its executive vice-president of new businesses has been appointed as beneficiary of Stichting ACC Family, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting ACC Family.

●	“Stichting AGR” means Stichting AGR, a foundation incorporated under Dutch law. As of the date of this annual report, Stichting AGR directly owns 2.5% of our Class A common shares, which will represent approximately 0.1% of the combined voting power in our general meeting. Mr. Aguinaldo Gomes Ramos Filho, a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista and a cousin of Mr. José Antonio Batista Costa, has been appointed as beneficiary of Stichting AGR, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting AGR.

●	“Stichting ECS” means Stichting ECS, a foundation incorporated under Dutch law. As of the date of this annual report, Stichting ECS directly owns 2.5% of our Class A common shares, which will represent approximately 0.1% of the combined voting power in our general meeting. Mr. Eduardo Chedid Simões, our chief executive officer and executive director, has been appointed as beneficiary of Stichting ECS, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting ECS. For more information about Mr. Eduardo Chedid Simões, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

●	“Stichting JAB” means Stichting JAB, a foundation incorporated under Dutch law. As of the date of this annual report, Stichting JAB directly owns 9.9% of our Class A common shares, which will represent approximately 0.5% of the combined voting power in our general meeting. Mr. José Antonio Batista Costa, our chairman and one of our non-executive directors, has been appointed as beneficiary of Stichting JAB, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting JAB. For more information about Mr. José Antonio Batista Costa, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

●	“ultimate controlling shareholders” means Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista.

●	“Zem Collection” means Zem Collection Ltda., a limited liability company (sociedade limitada) organized under the laws of Brazil and which is a subsidiary of PicPay Participações.

Glossary of Technical Terms

The following is a glossary of certain industry and other technical terms used in this annual report:

●	“ABECS” means the Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartões de Crédito e Serviços), a trade association that represents participants in the Brazil credit card market.

●	“acquirer” means a payment institution that, without managing payment accounts, provides the following services: (1) accreditation of receivers (usually merchants) for the acceptance of payment instruments issued by a payment institution or financial institution participating in the same payment scheme; and (2) participation in the settlement process of payment transactions as a creditor with respect to the card issuer and a debtor with respect to the accredited merchant, in accordance with the rules of the payment scheme. The acquirer receives the transaction details from the merchant’s terminal, passes them to the card issuer for authorization via the payment scheme, and completes the processing of the transaction. The acquirer arranges settlement of the transaction and credits the merchant’s bank account with the funds in accordance with its service agreement with the merchant. The acquirer also processes any chargebacks that may be received via the card issuer regarding consumer transactions with merchants. The relationship between the acquirer and the merchant is governed by an accreditation agreement, which contains clauses about operational transaction rules, payment of fees and tariffs, confidentiality, intellectual property, prevention of money laundering and combating the financing of terrorism, use of brand and securitization of receivables. Brazilian acquirers include GetNet, Stone, Rede and Cielo.

●	“ANBIMA” means the Brazilian Financial and Capital Markets Association (Associação Brasileira dos Mercados Financeiro e de Capitais), a trade association of participants in the Brazilian financial market that, among other activities, publishes certain statistics regarding the Brazilian financial and capital markets.

●	“APIs” means application programming interfaces, a set of clearly defined methods of communication between different software components that enables developers and resellers to create apps that can easily connect and integrate with our platform.

●	“API calls” means requests by one software system to another to retrieve or send data. In the context of our operations, API calls represent the number of times our systems interact with third-party systems to authorize payment transactions through our account aggregator infrastructure.

●	“Applicable Anticorruption Laws” includes any laws, decrees or regulations aimed at preventing and combating corruption, administrative misconduct, fraud, bribery, money laundering and conflict of interests including, without limitation, Brazilian Federal Law No. 12,846/2013, Brazilian Federal Decree No. 11,129/2022, Brazilian Federal Law No. 14,230/2021, Brazilian Federal Law No. 14,133/21, Brazilian Federal Law No. 9,613/1998, the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions of 17 December 1997, the UK Bribery Act (UKBA) or any other applicable laws, whether domestic or foreign.

●	“BNPL” means buy now, pay later, which is a short-term loan product made available for certain PicPay consumers as a source of funding for purchases or other transactions in our ecosystem.

●	“boleto” (bank slips) means a printable document issued by merchants that is used to make payments in Brazil. Boletos can be used to pay bills for products or services, utilities or taxes. Each boleto refers to a specific merchant and consumer transaction, and includes the merchant’s name, consumer information, expiration date and total amount due, plus a serial number that identifies the account to be credited and a barcode to enable the document to be read and processed by a Brazilian ATM, as well as by the mobile apps of many Brazilian banks. A boleto can be paid in cash at a bank teller, at an ATM or by bank transfer. Our payment platform can be used by our consumers to pay boletos.

v

●	“Brazil” means the Federative Republic of Brazil.

●	“Brazilian government” means the federal government of Brazil.

●	“Brazilian real,” “Brazilian reais,” “real,” “reais” or “R$” means the Brazilian real, the official currency of Brazil.

●	“Brazilian Central Bank” or “BACEN” means the Banco Central do Brasil.

●	“CADE” means the Conselho Administrativo de Defesa Econômica, the Brazilian federal authority responsible for the prevention and suppression of violations of the economic order, as established by Brazilian Federal Law No. 12,529/2011.

●	“CAGR” means compound annual growth rate. CAGR is equal to the final amount divided by the initial amount, raised to the power of 1 divided by the number of years minus one and multiplied by 100 to convert the result to a percentage. Our historical growth rates do not guarantee future results, levels of activity, performance or achievements.

●	“cardholder” means a holder (either an individual or an entity) for a credit or prepaid card. The cardholder may use the card at any merchant accredited by an acquirer or sub-acquirer for the acceptance of that type of card.

●	“card brand” means the name of the payment scheme settlor that is printed on the issued branded credit and/or prepaid cards (for example, Mastercard, American Express and Visa).

●	“card issuer” means a payment institution or a financial institution that acts as issuer of cards and administrator of prepaid/postpaid payment accounts or deposit accounts operated by such institutions in a certain payment scheme and that meets the brand qualification requirements to issue branded credit and/or prepaid cards. Card issuers are also responsible for collecting amounts spent with branded credit and/or prepaid cards from cardholders.

●	“cash-in” means to add funds to the balance of a digital wallet account from outside our platform via transfers from other financial institutions (wire transfers), including via the Brazilian Central Bank’s instant payment system (Pix), via boleto (bank slip), through the receipt of funds via P2P payments, payroll portability, contracting loans or pulling funds from other banks in app through Open Finance (PicPay operating as a payment initiator).

●	“cash-out” means to remove funds from a digital wallet account on our platform via transfers to other financial institutions (wire transfers), including via the Brazilian Central Bank’s instant payment system (Pix), PicPay prepaid card or cash withdrawal.

●	“CDB” means Certificate of Bank Deposit (Certificado de Depósito Bancário), which is a fixed income security that represents a loan a consumer makes to the financial institution. The financial institution subsequently remunerates the consumer with interest on the amount invested.

●	“CDI rate” means the Brazilian interbank deposit (certificado de depósito interbancário) rate, which is an average of interbank overnight deposit interest rates in Brazil.

●	“chargeback” means a claim where the consumer requests a reversal of the transaction amount from the card issuer on the basis of a commercial claim (for example, if the goods are not delivered, or are delivered damaged), fraud or error.

●	“CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).

●	“CNSP” means the National Private Insurance Council (Conselho Nacional de Seguros Privados).

●	“Consumer Acquisition Costs” means the sum of marketing expenses such as performance media and member-get-member (MGM) expenses.

●	“cohort” means a selected group of consumers that we follow over time to analyze their behavior from different perspectives, such as retention and engagement.

●	“CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários).

●	“deposits” mean the balance of the payment account and/or piggy banks (cofrinhos) held by consumers that have a payment account on our platform.

●	“digital wallet” means the tools and services made available to users of the PicPay app in connection with the payment services offered by PicPay.

●	“digital wallet account” means the payment account made available to consumers and merchants in connection with the payment services offered by PicPay.

●	“digital wallet business” means our business in connection with our digital wallet product.

●	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

●	“e-wallet” means an online prepaid payment account (conta de pagamento pré-paga) available to users of the PicPay app mainly used for e-commerce payments.

●	“FGTS” means the Severance Indemnity Fund for Employees in Brazil (Fundo de Garantia do Tempo e Serviço). Under current legislation, employees in Brazil can opt to receive part of their FGTS on an annual birthday basis and/or in specific situations, such as dismissal without just cause, retirement, acquiring a home or serious illnesses.

●	“FGTS loans” means loans made through our app under which consumers can drawdown in advance up to seven annual payments of their FGTS. We receive repayment of these installments and interest directly from the FGTS.

●	“FIDC” means a Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios), an investment fund legal structure established under Brazilian law designed specifically for investing in credit rights receivables. FIDCs (and quotas representing interests therein) are regulated by the rules and regulations of the CMN and the CVM; in particular Resolution No. 2,907/01 of the CMN, and CVM Resolution No. 175/22, as amended from time to time.

●	“Financial institution partners” means partner financial services entities that are integrated into our app to distribute their products and services to our consumers.

●	“Financial transaction” means any payment, transfer, cash-in or cash-out in our ecosystem. It includes, without limitation: (1) P2P and P2M payments, bill payment (including boleto and utility bills) and purchases at the PicPay Shop or financial marketplace using our app or the PicPay Card; (2) money transfers between accounts; (3) any kind of cash-in, including via wire transfer from financial institutions, boletos, PicPay Cards or any credit card issued by other financial institutions, or loans issued by PicPay or third-party partners; and (4) any kind of cash-out, including via wire transfer to other institutions or cash withdrawals.

●	“GMV” means gross merchandise volume, which is the total amount of sales from the PicPay Shop, including all taxes, fees and shipping costs.

●	“IBGE” means the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).

●	“Income leverage ratio” means the credit limit exposure of each consumer cohort over their monthly income.

●	“interchange fee” means a fee paid to the card issuer for transactions established in the scope of a payment scheme.

●	“licensed merchants” means merchants that can receive payments through POS devices registered with our partner-acquirers. We have entered into agreements with the Brazilian acquirers GetNet, Stone, Rede and Cielo.

●	“lifetime value” or “LTV” is an estimate of the average revenue that a consumer will generate over their lifetime.

●	“merchant” means any entity or organization that accepts electronic payment transactions for the payment of goods or services.

●	“merchant discount rate” or “MDR” means the fee or commission paid by merchants to acquirers or sub-acquirers for the service of capturing, processing, transmitting and settling transactions. The merchant discount rate is applied to the value of each cardholder’s transaction and includes the interchange fee.

●	“monthly active consumer” means a consumer who has opened our app at least once and/or made a financial transaction and/or generated revenues during the preceding month. Accounts that were voluntarily closed during the preceding month are included in the calculation of total active consumers.

●	“non-earmarked credit operations” correspond to loans and financing contracts agreed with all terms, including interest rates, freely negotiated between financial institutions and borrowers.

●	“NPL” corresponds to non-performing loans, which means loans that are in default because the borrower has not made a scheduled payment for a specified period.

●	“NPL over 90 days” corresponds to the balance overdue by more than 90 days divided by the total credit portfolio.

●	“Open Banking” means the exchange of data and services between financial institutions and third-party providers.

●	“Open Finance” means the sharing of data, products and services between regulated entities, such as financial institutions, payment institutions and other entities licensed by the Brazilian Central Bank, at the consumer’s discretion, in connection with individuals’ or legal entities’ own data. Open Finance is an extension of Open Banking, going beyond the scope of data and services available at consumers’ banks, covering the entire financial footprint. The ultimate goal of the implementation of an open finance environment is to enhance the efficiency in credit and payments markets through the promotion of a more inclusive and competitive business environment, as well as preserving the safety of the National Financial System (Sistema Financeiro Nacional).

●	“open platform” means a flexible platform that is open to be integrated to any external entity who complies with the platform’s terms of use.

●	“P2M” means person-to-merchant. We offer P2M payment solutions to our consumers. A P2M transaction occurs when a consumer pays an offline or online business affiliated with our PicPay network via QR Code, Pix or e-wallet or via licensed merchants.

●	“P2P” means peer-to-peer or person-to-person. We offer P2P solutions to our consumers. A P2P transaction is a closed loop (origin and destination of the transaction are PicPay accounts), and it occurs when a consumer makes an electronic currency and instant transfer or payment to another person through an app.

●	“payment institution” means a legal entity (instituição de pagamento) that participates in one or more payment schemes and is dedicated to executing, as its principal or ancillary activity, those payment services described in Article 6, item III, of Brazilian Federal Law No. 12,865/13 to cardholders or merchants, including those activities related to the provision of payment services. Specifically, based on current regulations, the Brazilian Central Bank (BCB) has opted to narrow the definition of payment institutions as set out in Brazilian Federal Law No. 12,865/13 to include only those entities that can be classified into one of the following four categories, according to Article 3 of BCB Resolution 80/2021: (1) issuer of electronic currency (prepaid payment instruments); (2) issuer of post-paid payment instruments (e.g. credit cards); (3) acquirers; and (4) payment initiator service provider (PISP).

●	“payment scheme” means the collection of rules and procedures that govern payment services provided to the public, with direct access by its end consumers (i.e., payers and receivers). These payment services must be accepted by more than one receiver in order to qualify as a payment scheme. A payment scheme is established by and operated by a payment scheme settlor.

●	“payment scheme settlor” means the entity responsible for the functioning of a payment scheme, for the associated card brand and for the authorization of card issuers and acquirers to participate in the payment scheme. Mastercard and Visa are major payment scheme settlors globally, including Brazil.

●	“payment initiator” means the entity licensed by the Brazilian Central Bank, which enables consumers to access and transact in app, transferring funds from other bank accounts or digital wallets.

●	“payroll portability” means the ability of consumers to receive their salary in the financial or payment institution of their choice.

●	“PicPay Card” means our combo prepaid and credit card (i.e., the Banco Original issued co-branded credit cards that our customers have been able to contract through our app since 2020), which was transferred to PicPay from Banco Original in January 2024.

●	“PicPay Card TPV” means the total payment volume generated from transactions made with our PicPay Card.

●	“PicPay’s payment network” means our responsibility for processing electronic payments between consumers and businesses through our payment acceptance solutions, such as QR Code, POS terminals, payment links, among others.

●	“PicPay Shop” means our open e-Commerce platform that allows businesses to offer a wide range of products and services to our consumer base, including online shopping in-app or through our affiliate model that directs our consumers to our partners’ websites, including Amazon, Shopee, AliExpress.

●	“Pix” means the instant payments system launched by the Brazilian Central Bank in 2020, enabling consumers to make and receive instant payments and transfer funds to any bank or payment domicile instantaneously at any time.

●	“Pix Credit” means the tool available in the PicPay app that enables users to make an instant payment Pix transaction financed by their credit card, including in installments, registered with the PicPay app.

●	“Pix Credit TPV” means the TPV from our Pix Credit product.

●	“Pix key” means a key that every consumer that makes and receives instant payments and transfer funds to any bank or payment domicile instantaneously at any time, needs to register. This “Pix key” is linked to the consumer’s account and can be the consumer’s mobile number, email address, social security number or a random password. According to the Brazilian Central Bank, consumers can have a limited number of five keys per account, while businesses can register up to 20 keys per account.

●	“PNAD” means National Household Sample Survey, which is a survey conducted annually by IBGE, which provides information on the insertion of the population in the labor market, associated with education and demographic characteristics, as well as for the study of socioeconomic development of Brazil.

●	“POS” means a point of sale (merchant) where a transaction is completed.

●	“POS device” means a device used to execute a card transaction, commonly known in Brazil as “maquininha.” POS devices registered with our partner-acquirers may also receive payments from the PicPay app via QR Code. In January 2021, we entered into agreements with the acquirers GetNet, Stone, Rede and Cielo to execute card transactions using their POS devices.

●	“Principality” is the term we use to describe when PicPay becomes the primary financial services platform for its consumers.

●	“public payroll loan” means a loan for which the payments and interest are discounted either directly from the consumer’s salary from the payroll of a government body or from their government pension or other benefit payments (empréstimo consignado).

●	“QR Code” means Quick Response Code, which is an image that stores information, analogous to a two-dimensional bar code.

●	“quarterly active client” means a client, which can be an individual or a business, who has opened our app at least once and/or made a financial transaction and/or generated revenues during the preceding three-month period. Accounts that were voluntarily closed during the preceding three-month period are included in the calculation of total active clients.

●	“quarterly active consumer” means a consumer who has opened our app at least once and/or made a financial transaction and/or generated revenues during the preceding three-month period. Accounts that were voluntarily closed during the preceding three-month period are included in the calculation of total active consumers.

●	“quarterly average cost to serve per quarterly active client” means the sum of transaction expenses, technology expenses, marketing expenses (excluding customer acquisition expenses), personnel expenses and administrative expenses, divided by the average number of quarterly active clients during the period. The average number of quarterly active clients is defined as the average of the number of quarterly active clients on the end date of the immediately prior three-month period and the number of quarterly active clients on the end date of the current three-month period. We exclude credit loss allowance expenses from this definition because these expenses comprise the cost of risk related to our credit operations, which means the expected losses in connection with the likelihood that our consumers default on their credit obligations to us. We exclude these expenses due to our focus on measuring our operational efficiency in terms of unitary costs of our transaction activities and other expenses related to the maintenance of our daily activities, such as personnel and technology expenses. Moreover, only a small portion of our active consumers have our own credit products; and, therefore, we believe that credit loss allowance expenses should not be included in the calculation of quarterly average cost to serve per quarterly active client, which includes all of our active consumers.

x

●	“quarterly average revenue per quarterly active client” or “Quarterly ARPAC” means the total quarterly revenue and financial income of clients divided by the average number of quarterly active clients during the period. The average number of quarterly active clients is defined as the average of the number of quarterly active clients on the end date of the immediately prior three-month period and the number of quarterly active clients on the end date of the current three-month period.

●	“quotas” means equity securities (similar to shares or units) in limited liability companies (sociedade limitada) formed under the laws of Brazil. Quotas represent the amount in money, credits, rights or assets the quotaholders contributed when forming the company or that the quotaholder subsequently contributed or that the company otherwise accumulated. Each quotaholder’s liability is limited to the equity amount of its respective quotas.

●	“SEC” means the U.S. Securities and Exchange Commission.

●	“secured loans” or “collateralized loans” include FGTS loans and payroll loans, together with loans secured by a specific form of collateral, including physical assets, such as property and vehicles, or liquid assets, such as cash.

●	“Securities Act” means the United States Securities Act of 1933, as amended.

●	“SELIC” means the interest rate established by the Brazilian Special Clearance and Custody System (Sistema Especial de Liquidação e Custódia).

●	“sub-acquirer” means an entity that: (1) provides the service of accreditation of receivers (usually merchants) for the acceptance of payment instruments issued by a payment institution or financial institution participating in the same payment scheme; and (2) participates in the settlement process of payment transactions as a creditor with respect to the acquirer and a debtor with respect to the accredited merchant, in accordance with the rules of the payment scheme. Sub-acquirers act as intermediaries between acquirers and merchants, and also can be a payment institution which manages payment accounts.

●	“SMB TPV” means the total payment volume related to our business ecosystem. It considers the acceptance volume from our merchant acquiring platform (QR Code, Pix transactions received, e-wallet transactions, processing of instant payments and bill payments made through our platform using third-party credit cards as a source of fund, payment links, and PoS terminals), our banking solutions for entrepreneurs with a registered PicPay account (including Pix transactions, bill payments, and prepaid and credit card transactions), and card transactions made through our corporate benefit solutions (including meals, food, transportation, and other flexible benefits to employees).

●	“SMEs” means small and medium-sized enterprises.

●	“SUSEP” means the Superintendence of Private Insurance (Superintendência de Seguros Privados), the Brazilian federal autarchy responsible for the control and supervision of insurance markets, open private pension plans, capitalization, and reinsurance activities in Brazil, as established by Decree-Law No. 73/1966.

●	“total payment volume” or “TPV” means the aggregate amount of payments on-us (payments inside the PicPay ecosystem) and PicPay Card payments off-us (outside the PicPay ecosystem), outbound transfers (sending money) and cash-out, net of reversals, successfully completed on our platform.

●	“unitary margin” means the contribution margin per consumer, which is the incremental result we generate from our consumers after deducting the costs we incur from their transactions on a cumulative basis.

●	“U.S. dollar,” “U.S. dollars” or “US$” means U.S. dollars, the official currency of the United States.

●	“Wallet and Banking TPV” means the total payment volume generated from our wallet and banking product (P2P, cash-out Pix, bill payment, money withdrawal, wire transfers and international remittance & exchange).

●	“YoY growth” means the percentage of change in a financial or operational metric compared to the same period in the previous year.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes statements reflecting assumptions, expectations, intentions or beliefs about future events that are intended as “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “may,” “predict,” “continue,” “estimate” and “potential”, among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. These statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3—Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	our ability to compete and conduct our business in the future;

●	our ability to grow our user base and maintain active consumers;

●	our ability to implement our business strategy;

●	our ability to adapt to technological changes in our industry;

●	our ability to maintain, protect and enhance our brands and intellectual property;

●	the inherent risks related to the digital payments market, such as the interruption, failure or breach of our computer or information technology systems, cyberattacks, fraudulent transactions;

●	the availability of qualified personnel and our ability to retain such personnel;

●	changes in government regulations applicable to our industry in Brazil;

●	our acquisitions (including the Kovr acquisition), joint ventures, strategic alliances and divestment plans and our ability to integrate newly acquired companies or companies that may eventually be acquired, as well as take advantage of the benefits and synergies expected in recent or future potential acquisitions;

●	government interventions in our industry that affect the economic or tax regime, or the regulatory framework applicable to our business;

●	changes in the global trade and tariff environment, including new trade restrictions, tariff escalations, and policy shifts affecting cross-border commerce and supply chains, such as recent U.S. tariff increases on imports from Brazil and certain other countries;

●	any increases in our costs, including, but not limited to: (1) operating and maintenance costs; (2) regulatory and environmental costs; and (3) social contribution charges, income tax and other taxes;

●	risks associated with macroeconomic uncertainty and geopolitical risk, including the potential impact of the ongoing conflicts along Israel’s border with the Gaza Strip, the ongoing conflict involving Israel, the United States and Iran in the Middle East and between Russia and Ukraine, as well as the current political instability in Venezuela and violence in Mexico, which could limit our ability to grow our business;

●	global and Brazilian economic conditions in general, including risks associated with pandemics or epidemics and potential wars;

●	Brazilian presidential elections that will occur in October 2026;

●	the interests of our controlling shareholder(s);

●	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business;

●	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;

●	other factors that may affect our financial condition, liquidity and results of operations;

●	the fact that we have identified material weakness in our internal control over financial reporting which, if not corrected, could affect the reliability of our consolidated financial statements; and

●	other risk factors discussed under “Item 3—Key Information—D. Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

PicPay Netherlands, the registrant, was incorporated on December 27, 2023, as a private limited liability company under Dutch law, with its corporate seat in Amsterdam, the Netherlands, with the name “Picpay Holdings Netherlands B.V.” On January 29, 2026, the registrant was converted into a public limited liability company under Dutch law with the name “PicS N.V.”

Effective as of December 30, 2023, J&F International, at that time the beneficial holder of 100% of the Class B common shares of PicS Ltd. (representing 99.615% of the total issued and outstanding common shares of PicS Ltd.), contributed the beneficial entitlement to these common shares to PicPay Netherlands, by way of a share premium contribution on the shares in the capital of PicPay Netherlands. The legal transfer of the Class B common shares of PicS Ltd. to PicPay Netherlands was effected on March 14, 2024. As of the date of this annual report, PicPay Netherlands directly holds 100% of the Class B common shares of PicS Ltd. (representing 99.615% of the total issued and outstanding common shares of PicS Ltd.) and indirectly owns the beneficial entitlement to 100% of the Class A common shares of PicS Ltd. (representing 0.385% of the total issued and outstanding common shares of PicS Ltd.). Prior to the contribution of PicS Ltd. shares to PicPay Netherlands, PicPay Netherlands had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

We present in this annual report the audited consolidated financial statements of PicS N.V. (formerly known as Picpay Holdings Netherlands B.V.) as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, including the notes thereto, which we refer to herein as our “consolidated financial statements.”

Our consolidated financial statements were prepared in accordance with International Financial Reporting Standards Accounting Standards, or “IFRS Accounting Standards,” as issued by the International Accounting Standards Board, or “IASB.”

We maintain our books and records in Brazilian reais, the presentation currency for our financial statements and also our functional currency. Unless otherwise noted, our financial information presented herein is stated in Brazilian reais, our reporting currency.

This financial information should be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2025,” relate to our fiscal year ended December 31 of that calendar year.

Corporate Events

Initial Public Offering

On January 30, 2026, we concluded our initial public offering, consisting of an offering of 22,857,143 Class A common shares pursuant to a registration statement on Form F-1 filed with the SEC at a public offering price of US$19.00 per Class A common share. Our Class A common shares began trading on the Nasdaq Global Select Market under the symbol “PICS” on January 29, 2026.

Liga Invest Acquisition

On January 23, 2023, J&F Participações transferred all of its shares in Liga Invest Distribuidora de Títulos e Valores Mobiliários Ltda., or “Liga Invest,” a brokerage firm and securities dealer, to PicPay Brazil for R$27.4 million. As a result of this transaction, Liga Invest became a wholly-owned subsidiary of PicPay Brazil. On January 24, 2023, PicPay Brazil made a capital contribution of R$25.0 million to Liga Invest in exchange for 25,000,000 common shares of Liga Invest. On May 3, 2023, Liga Invest changed its name to PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda.

BX Acquisition

On February 2, 2023, our subsidiary Guiabolso acquired all of the quotas in BX Negócios Inteligentes Ltda., or “BX” (also known as BX Blue), from BX Business LLC. The purchase price was R$9.5 million with earn-out consideration in an amount equal to 25% of BX’s future net profit for each of the years in the five-year period ending December 31, 2027, up to a maximum amount of R$70.0 million, subject to certain terms and conditions. BX is active in the Brazilian public payroll loan market and business process outsourcing for back-office payroll loans.

Transfer of Banco Original Retail Business

In 2023, J&F Participações announced its plan to integrate Banco Original’s retail operations with PicPay, allowing both companies to focus on their respective strengths (PicPay in retail and Banco Original in wholesale, corporate and agribusiness). This is expected to allow each company to focus on its core businesses while benefiting from operational and financial synergies. The integration of Banco Original’s retail operations began with the transfer of its personal checking accounts and associated assets to the PicPay platform in July 2023. We also began originating personal loans in October 2023, and the PicPay credit card portfolio was transferred to PicPay from Banco Original in January 2024, fully internalizing our credit card operations at the start of 2024.

For more information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Corporate Transactions” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisitions and New Lines of Business and Other Developments.”

J&F Corporate Transactions

Between June 28, 2024, September 23, 2025, November 25, 2025 and December 31, 2025, over a number of transactions, J&F Participações and J&F International made several investments in PicS Holding and PicPay Netherlands. For more information, see “Item 10. Additional Information— B. Memorandum and Articles of Association—Share Capital—History of Share Capital.”

Kovr Acquisition

On September 19, 2025, we entered into an equity purchase agreement for the acquisition of shares representing 100% of the total share capital of Kovr Participações S.A. and as a consequence, the acquisition of its subsidiaries (including Kovr Seguradora S.A., Kovr Previdência S.A. and Kovr Capitalização S.A.) (collectively “Kovr”) from its controlling shareholders Thiago Coelho Leão de Moura, Eduardo Viegas Silva, Rrennó Participações Ltda. and Renato Agrícola Rennó, and quotas representing 53% of the total share capital of Estrutural from its controlling quotaholders Katia Regina Nigri Zendron Viegas, Marina Peres Leão de Moura, and Sarah Grawer Rennó. We were also granted an option to purchase the remaining 47% of Estrutural’s total share capital. Kovr Participações S.A. is a full-service digital insurance company that offers services for multiple partners, with products such as affinity, surety, life, financial lines, among others. Estrutural is specialized in the operation of major company’s captive insurances. The completion of this transaction is conditioned on the approval of CADE and SUSEP. Furthermore, the sellers of Kovr acquired the majority of their interest in Kovr from a subsidiary of Banco Master S.A. (“Banco Master”) a short time before we entered into the agreement to acquire Kovr. Banco Master is currently undergoing extrajudicial liquidation. For additional information, see “Item 4. Information on the Company” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any acquisitions, partnerships, joint ventures or divestitures that we consummate, such as the Guiabolso acquisition, the BX acquisition and the Kovr acquisition, could disrupt our business and harm our financial condition.”

Financial Information in U.S. Dollars

For the sole convenience of the reader, certain amounts originally expressed in reais and included in this annual report have been translated into U.S. dollars. Such translations should not be construed as statements or representations that the amounts in question actually correspond to the amount indicated in U.S. dollars, nor that they could be converted into U.S. dollars at exchange rate referred to herein or at any other applicable rate. Unless otherwise stated, conversions from reais into U.S. dollars have been made at the rate of R$5.5024 per US$1.00, corresponding to the commercial selling rate for U.S. dollars in effect on December 31, 2025, as reported by BACEN.

Non-IFRS Accounting Standards Measures

This annual report presents our: (1) Adjusted Gross Profit; (2) Adjusted Profit Before Income Taxes; (3) Adjusted Profit; (4) Net Interest Income (NII); and (5) Net Interest Margin After Losses (NIMAL), which are Non-IFRS Accounting Standards measures. A Non-IFRS Accounting Standards measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS Accounting Standards measure.

Adjusted Gross Profit

We calculate Adjusted Gross Profit as our Profit before income taxes, adjusted to exclude the following items of income and expense which are not variable expenses that fluctuate with payment and lending volume levels and with the sale of our products and services: (i) technology expenses; (ii) marketing expenses; (iii) personnel expenses; (iv) administrative expenses; (v) depreciation and amortization; (vi) other expenses; and (vii) other income.

Our management believes that Adjusted Gross Profit, along with comparable IFRS Accounting Standards measures, provide useful information to potential investors, financial analysts, and the public in their review of our ability to generate revenue while managing direct expenses associated with generating such revenue. Therefore, Adjusted Gross Profit includes only variable expenses, which fluctuate with payment and lending volume levels and with the sale of our products and services. Such variable expenses that compose our gross margins and are directly related to our revenue generation include the following: (1) transaction expenses, which includes processing fees, risk prevention expenses, PicPay card costs, chargeback, operating losses, and others; (2) interest and other financial expenses, which includes bank fees, cost of funding, and others; and (3) credit loss allowance expenses.

Our management believes that Adjusted Gross Profit provides an indication of our profitability before indirect expenses are taken into consideration and may indicate when our Company may need to adjust pricing or reduce expenses to improve our profitability. Our management believes that Adjusted Gross Profit is an important financial performance measure to potential investors, financial analysts, and the public in general to compare us with our main competitors, such as fintechs and digital banks. Our management uses Adjusted Gross Profit, along with comparable IFRS Accounting Standards measures, in evaluating our operating performance. However, Adjusted Gross Profit is not a measure under IFRS Accounting Standards and should not be considered as a substitute for profit before taxes for the year or any other measure of operating performance determined in accordance with IFRS Accounting Standards.

Adjusted Gross Profit is not intended to represent funds available for dividends or other discretionary uses by us because those funds are required for debt service, capital expenditures, working capital needs and other commitments and contingencies.

For a reconciliation of Adjusted Gross Profit to profit before income taxes, see “Item 5. Operating and Financial Review and Prospects—A. Operating Result—Other Financial Data.”

Adjusted Profit Before Income Taxes

We calculate Adjusted Profit Before Income Taxes as our profit before income taxes, adjusted to include or exclude certain non-recurring and/or non-cash items of income and expense, such as: (i) initial recognition of share-based long-term incentive plan expenses; and (ii) expenses related to one-time provision for contingencies. Our management believes this measure, along with comparable IFRS Accounting Standards measures, provides a meaningful view of our underlying operating performance. However, Adjusted Profit Before Taxes is not a measure under IFRS Accounting Standards and should not be considered as a substitute for profit before taxes for the year or any other measure of operating performance determined in accordance with IFRS Accounting Standards.

Adjusted Profit

We calculate Adjusted Profit as our profit for the year, adjusted to include or exclude certain non-recurring and/or non-cash items of income and expense, such as: (i) initial recognition of share-based long-term incentive plan expenses; (ii) expenses related to one-time provision for contingencies; and (iii) initial recognition of deferred tax assets. Our management believes this measure, along with comparable IFRS Accounting Standards measures, provides a meaningful view of our underlying operating performance. However, Adjusted Profit is not a measure under IFRS Accounting Standards and should not be considered as a substitute for profit for the year or any other measure of operating performance determined in accordance with IFRS Accounting Standards.

Net Interest Income (NII) and Net Interest Margin After Losses (NIMAL)

We calculate Net Interest Income (NII) as financial income less interest and other financial expenses. We calculate Net Interest Margin After Losses (NIMAL) as Net Interest Income less the credit loss allowance. Net Interest Income and Net Interest Margin After Losses are not measures under IFRS Accounting Standards and should not be considered as substitutes for financial income for the year or any other measure of operating performance determined in accordance with IFRS Accounting Standards.

Our management believes that Net Interest Income and Net Interest Margin After Losses, along with comparable IFRS Accounting Standards measures, provide useful information to potential investors, financial analysts, and the public in assessing the earnings generated by our credit operations. Our management uses Net Interest Income and Net Interest Margin After Losses, along with comparable IFRS Accounting Standards measures, to evaluate our performance on our core business of lending and borrowing, as it reflects the spread between the interest earned on loans and the interest paid on deposits.

For a reconciliation of Net Interest Income and Net Interest Margin After Losses to profit before income taxes, see “Item 5. Operating and Financial Review and Prospects—A. Operating Result—Other Financial Data.”

Key Performance Indicators

In connection with our management’s analysis of our ongoing business operations, including comparing our performance with that of our competitors, our management uses certain indicators to measure our performance, including our: (1) total accounts; (2) number of quarterly active clients; (3) deposits; (4) total payment volume (TPV); (5) total cash-in; (6) quarterly average revenue per quarterly active client (ARPAC); (7) quarterly average cost to serve per quarterly active client (CTS); (8) Wallet and Banking TPV; (9) PicPay Card TPV; (10) Own and Third-Party Loan Originations; (11) Total Credit Portfolio; and (12) SMB TPV. For more information about our key performance indicators, see “Item 5. Operating and Financial Review and Prospects—A. Operating Result—Operating Data.”

Total Accounts

We define total accounts as the number of PicPay accounts opened by individuals, excluding accounts that have been charged-off, blocked or voluntarily closed by our consumers. Our management uses total accounts data to measure the growth of our brand and to evaluate our market positioning as a financial institution among our main competitors.

Number of Quarterly Active Clients

We define a quarterly active client as a client who has opened our app at least once and/or made a financial transaction and/or generated revenues during the preceding three-month period. Accounts that were voluntarily closed during the preceding three-month period are included in the calculation of total quarterly active clients. Quarterly active clients have not necessarily engaged in any financial transactions, and may have simply viewed their balances or opened our app. Our management uses quarterly active client data to gauge client engagement with our platform. This metric does not have a standard meaning, and our definition may not be comparable with the definition adopted by other companies.

Deposits

We define deposits as the balance of the payment account, CDBs below and above 30 days of maturity, fixed-term CDBs offered by our PicPay Invest platform, and piggy banks (cofrinhos) held by consumers on our platform. Additionally, deposits also include CDBs distributed through third-party platforms. These amounts are recognized in our consolidated statement of financial position as “financial liabilities measured at amortized cost - third party funds.” These consumers earn interest on their balances and are able to conduct transactions with greater ease. Our management uses deposits data to identify consumers who maintain a balance in their accounts. This metric does not have a standard meaning, and our definition may not be comparable with the definition adopted by other companies.

Total Payment Volume (TPV)

We define total payment volume, or “TPV,” as the aggregate amount of payments, outbound transfers (sending money) and cash-out, net of reversals, successfully completed on our platform. TPV represents the total amount of payments that pass through our ecosystem, and we generate revenue from certain payment transactions as a percentage of TPV. Our management uses TPV to measure the evolution of the products contracted within our ecosystem. This metric does not have a standard meaning, and our definition may not be comparable with the definition adopted by other companies.

Total Cash-In

We define total cash-in as total cash inflows into our digital wallet. To “cash in” means to add funds to the balance of a digital wallet account from outside our platform via transfers from other financial institutions (wire transfers), including via the Brazilian Central Bank’s instant payment system (Pix), via boleto (bank slip), through the receipt of funds via P2P payments, payroll portability, contracting loans or pulling funds from other banks in app through Open Finance (PicPay operating as a payment initiator). Our management uses total cash-in to measure the total money inflow into our ecosystem, which brings us insights about our consumers’ engagement as they are adding more funds to their digital wallet to make transactions. This metric does not have a standard meaning, and our definition may not be comparable with the definition adopted by other companies.

Quarterly Average Revenue per Quarterly Active Client (ARPAC)

We define quarterly average revenue per quarterly active client, or “ARPAC,” as the total quarterly revenue and financial income of consumers divided by the average number of quarterly active clients during this period. The average number of quarterly active clients is defined as the average of the number of quarterly active clients on the end date of the immediately prior three-month period and the number of quarterly active clients on the end date of the current three-month period. Our management uses ARPAC to measure the financial evolution per quarterly active client. This metric does not have a standard meaning, and our definition may not be comparable with the definition adopted by other companies.

Quarterly Average Cost to Serve per Quarterly Active Client (CTS)

We define quarterly average cost to serve per quarterly active client, or “CTS,” as the sum of transaction expenses, technology expenses, marketing expenses (excluding customer acquisition expenses), personnel expenses and administrative expenses during the applicable three-month period divided by the average number of quarterly active clients during the applicable three-month period. The average number of quarterly active clients is defined as the average of the number of quarterly active clients on the end date of the immediately prior three-month period and the number of quarterly active clients on the end date of the current three-month period. This metric does not have a standard meaning, and our definition may not be comparable with the definition adopted by other companies.

We believe that CTS is a useful performance indicator to investors because it reflects our efficiency in managing costs and operational expenses per active client on our platform as we scale our businesses and generate positive operating leverage. Our management uses CTS to monitor our operational efficiency.

Wallet and Banking TPV

We define Wallet and Banking TPV as the total payment volume generated from our wallet and banking product (P2P, Pix, bill payment, money withdrawal, wire transfers and international remittance & exchange). Our management uses Wallet and Banking TPV to measure the evolution of our wallet and banking product within our ecosystem. This metric does not have a standard meaning, and our definition may not be comparable with the definition adopted by other companies.

PicPay Card TPV

We define PicPay Card TPV as the total payment volume generated from transactions made with our PicPay Card. Our management uses PicPay Card TPV to measure the evolution of the PicPay Card within our ecosystem. This metric does not have a standard meaning, and our definition may not be comparable with the definition adopted by other companies.

Own and Third-Party Loan Originations

We define Own and Third-Party Loan Originations as loans we originate in our app. The loans we originate include personal loans, FGTS loans, public payroll loans, private payroll loans, P2P lending and auto-secured loans. Prior to October 2023, all of the loans originated in our financial marketplace were “off-balance” and financed by other entities connected in our platform (i.e., we acted as an agent for other financial services providers). Beginning in October 2023, we began to originate personal and FGTS loans “on-balance” for certain consumers who meet our credit performance criteria. Our management uses own and third-party loan originations to measure the evolution of our credit strategy within our ecosystem, which involves the distribution of loan products from third-party financial partners and credit origination on balance for some specific and strategic products, offering secured and unsecured loans, and balancing profitability and risk costs. This metric does not have a standard meaning, and our definition may not be comparable with the definition adopted by other companies.

Total Credit Portfolio

We define Total Credit Portfolio as the outstanding end-of-period balance of our credit product receivables, including secured and unsecured consumer loans (such as FGTS loans, payroll loans, and personal loans), and secured and unsecured credit cards (gross of credit loss allowance). Our management uses this metric to evaluate the size of our credit operations, as well as to conduct risk management activities.

SMB TPV

We define SMB TPV as the total payment volume related to our small and medium-sized business ecosystem. It considers the acceptance volume from our merchant acquiring platform (QR Code, Pix transactions received, e-wallet transactions, processing of instant payments and bill payments made through our platform using third-party credit cards as a source of fund, payment links, and PoS terminals), our banking solutions for entrepreneurs with a registered PicPay account (including Pix transactions, bill payments, and prepaid and credit card transactions), and card transactions made through our corporate benefit solutions (including meals, food, transportation, and other flexible benefits to employees). Our management uses SMB TPV to measure the aggregate amount of payments from our SMB segment, including all solutions offered for entrepreneurs and employees through our ecosystem. This metric does not have a standard meaning, and our definition may not be comparable with the definition adopted by other companies.

Market Share and Other Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the SEC website) and industry publications. We are responsible for all of the disclosure in this annual report, and we obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources and trade associations, such as IBGE, ABECS, SUSEP, the Brazilian Central Bank, the Brazilian Federation of Banks (Federação Brasileira dos Bancos, or “Febraban”), the Brazilian Ministry of Labor and Employment and ACI Worldwide, as well as private sources, such as Data.ai, a Sensor Tower Company and Ipsos Group S.A., or “IPSOS.” For the study conducted by IPSOS commissioned by PicPay, 800 online interviews were conducted between July 3, 2025 and July 22, 2025, with a national sample of people between 18 and 65 years old.

Industry publications, governmental publications and other market sources, including those referred to above, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.

Total Addressable Market

This annual report includes estimates of the net revenue pool of the total addressable market of various sectors of our business. We have made these estimates on the basis of publicly available information from the sources described in “—Market Share and Other Information” and internal data. None of the publicly available information used to calculate our total addressable market was commissioned by us or prepared at our request, and neither the data that we compile internally nor our estimates have been verified by an independent source. In order to estimate our total addressable market, we were required to make certain assumptions, judgments and estimates that can have a significant impact on our conclusions. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. The actual size of our total addressable market could differ materially from these estimates under different assumptions or conditions.

Our estimated total addressable market is forward-looking information and is based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual size of our total addressable market may differ materially from those expressed or implied in our estimated total addressable market due to various factors. Our estimates of the total addressable market speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these estimates in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. See “Cautionary Statement Regarding Forward-Looking Statements.”

Our total addressable market, or TAM, represents the total potential net revenue generation from products and services offered to consumers and small and medium-sized businesses (SMBs) in Brazil.

For consumers, our TAM is based on the following: (i) instant payments and bill payments with credit cards as a source of funds (“Wallet and Banking”); (ii) debit, prepaid, and credit card transactions, including the financing of credit card bills through installment refinancing and revolving credit (“Cards”); (iii) personal loans and other types of consumer lending (“Consumer Loans”); and (iv) investments and insurance products (presented as “Others”).

For SMBs, our TAM is based on: (i) instant payments and bill payments offered to businesses accounts, including credit cards and other products, such as businesses’ insurance and investments (“SMB Banking”); (ii) acquiring activities (“Acquiring”); (iii) businesses loans, such as working capital and other similar credit lines offered to businesses customers (“Business Loans”); and (iv) cards with flexible corporate benefits allocation, salary advance and other services offered to businesses (“Corporate Benefits”).

As an initial step to calculate TAM, we estimate the addressable market for each sector in terms of volume, as volume growth is a key driver of net revenue potential. Our estimates are based on a combination of publicly available information and internal data. Using our estimates of the total volume of our addressable markets, we can then calculate the potential net revenue of the addressable market for each sector. In order to do so, we make several assumptions, such as market adoption rates, pricing strategies and competitive dynamics, using both public and internal data. Our TAM is calculated as the aggregate of these net revenues.

We believe that this measure is helpful for investors since it offers a view of the market’s potential scale and growth trajectory, which is essential for assessing our business’s long-term viability and profitability. Moreover, we believe that the calculation of TAM enables investors to measure our market penetration and growth potential.

In addition, our strategic decisions must be informed by a clear understanding of the markets in which we operate in order to capture opportunities and increase our market penetration. We continuously monitor and update our TAM to reflect changes in the market landscape, with the aim of ensuring that our business strategies are aligned with current and future market opportunities. Our management uses TAM estimates to assess our penetration potential in each of the markets in which we operate. These estimates help us understand the size and opportunity of each market segment, providing a clear view of our growth and expansion potential across our different areas of operation.

Below we present the main data sources and assumptions that we adopted for the calculation of our TAM for each sector.

Wallet and Banking

We define the wallet and banking sector as Pix transactions and bill payments using credit cards as a source of funding.

We estimate the volume for Pix transactions based on historical data provided by the Brazilian Central Bank for P2P (person-to-person) and P2B (person-to-business) total volumes, as well as on the main following assumptions:

●	growth projections for real-time payment transactions, as publicly disclosed in the ACI Worldwide 2024 Real-Time Payments Report; and

●	estimates of Pix installment payments using credit cards, based on Open Finance data from major market players (leading banks), with an additional rate derived from internal data that reflects consumer transactional behavior involving Pix installments using a credit card as the source of funding.

For bill payments funded through credit cards, we estimate the volume taking into consideration historical data provided by the Brazilian Central Bank, as well as the following main assumption: to estimate the increase in bill payments, we considered the future household projection from the Focus Report, published by the Brazilian Central Bank (real projection), and the inflation growth projection, since our figures are in nominal value.

Considering that our consumers’ behavior for the payment of bills with a credit card and making Pix installment payments is similar, we assume that both products have the same installment penetration rate. In both scenarios, net revenue is reported after deducting interchange and card scheme fees and funding costs related to receivables prepayment, given Brazil’s current credit cycle. In addition, we also considered PicPay’s wallet and banking business economics to estimate net revenue, based on internal data and considering the increased competitive scenario, which reduces consumer fees over time.

Cards

We define the cards sector as revenues from interchange fees charged by card issuers and the net interest income from credit card operations, including revolving and balance financing products.

We estimate the volume for debit, prepaid, and credit card transactions through the evaluation of historical data from 2024 and projections provided by ABECS for 2025. As of the date of this annual report, data for 2025 has not yet been published. According to internal estimates, aligned with external sources, we considered a compounded average decrease of 0.3% in debit card transactions from 2025 to 2030 given the fact that Pix transactions are increasingly replacing the use of debit cards in Brazil. In addition, we considered that credit card transactions would grow at the same pace for the following years as historically observed when compared to 2024, with a growth rate of approximately 13%. For prepaid card transactions, we estimate a growth of 4.8% for 2025 onwards, which is lower than the growth rate registered for 2024 (14.8% when compared to 2023), as a result of the interchange fees cap imposed by the Brazilian Central Bank. Regarding the credit market, in order to estimate our revenue pool from interest-bearing products, such as revolving and credit card bill financing, we relied on historical data for credit card outstanding balances from the Brazilian Central Bank and projections provided by Febraban.

The Brazilian Central Bank reports interchange fee data on a monthly basis, which is used to calculate the revenue pool of our debit, prepaid, and credit card transaction activities. In addition, in order to estimate the revenue pool of card transactions, we also consider the Brazilian Central Bank data for the average annual fees charged by card issuers and the number of cards in the market. With respect to credit revenues from balance financing and revolving credit, the Brazilian Central Bank also discloses the average interest rates, which are considered in our calculation (net of funding costs).

Consumer Loans

The consumer loans sector is comprised of non-earmarked credit operations for consumers, excluding credit card balances.

For such credit market, we considered historical data for non-earmarked outstanding loans from the Brazilian Central Bank and projections provided by Febraban. Moreover, we estimated net revenues considering market data for interest rates as reported by the Brazilian Central Bank and calculated such revenues net of funding costs.

Others

We define the “Others” as net revenues from the insurance and investment sectors offered to consumers in Brazil.

We estimate the volume for insurance policies based on the total insurance premium historical data provided by the Superintendence of Private Insurance, or “SUSEP,” as well as projections provided by the National Confederation of Insurers, or “CNSEG.”

We estimate insurance revenues based on the distribution of insurance policies to consumers, including automobile, assistance and other coverages, as well as voluntary third-party liability. In our estimates, we also considered constant commercial fee ratios, which are fees paid to insurance distributors.

For the investment sector, we estimate the volume for the fixed income market and funds distribution based on data provided by the Brazilian Financial and Capital Markets Association, or “ANBIMA,” as well as on internal projections for gross take rate for funds and fixed income markets.

We define the investment revenue pool as net revenues originating from take rates regarding the distribution of fixed-income investment products, such as CDBs, real estate credit bills (LCI), agribusiness credit bills (LCA), fixed-income funds and other similar categories offered to our current consumer base. In our estimates, we considered constant yield and gross take rate ratios to estimate volume of their respective markets.

SMB Banking

We define the SMB Banking sector as revenues from financial products and services offered to small and medium-sized businesses, which include:

●	interchange and annual fees from card issuers and net interest income from corporate credit card operations, such as revolving and installment financing;

●	commission fees from bill issuances; and

●	financial income from Pix or payment of bills funded via credit card.

We estimate the volume for Pix transactions based on historical data provided by the Brazilian Central Bank for B2P (business-to-person) and B2B (business-to-business) total volumes, as well as on the main following assumptions:

●	growth projections for real-time payment transactions, as publicly disclosed in the ACI Worldwide 2024 Real-Time Payments Report; and

●	estimates of Pix installment payments using credit cards, based on Open Finance data from major market players (leading banks), with an additional rate derived from internal data that reflects consumer transactional behavior involving Pix installments using a credit card as the source of funding.

For bill payments funded through credit cards, we estimate the volume taking into consideration historical data provided by the Brazilian Central Bank, as well as the following main assumptions:

●	to estimate the increase in bill payments, we considered the future household consumption projection from the Focus report, published by the Brazilian Central Bank (real projection) and the inflation growth projection, since our figures are in nominal value.

Considering that our consumers’ behavior for the payment of bills with a credit card and making Pix installment payments is similar, we assume that both products have the same installment penetration rate. In addition, for SMB banking we also consider in our estimates business insurance and investment segments, which are composed by revenues from distribution of insurance policies to businesses, including loss of profits, engineering risks, miscellaneous risks, group life insurance, general liabilities and other coverages, such as guaranteed insurance for public and private sectors. For the investments segment, we define the management of middle fixed income portfolios from companies as income from administration fee. For these sectors, we considered the following main assumptions:

●	constant commercial fee ratios, which are fees paid to insurance distributors. We estimate the volume of insurance policies based on total volumes historical data provided by the Superintendence of Private Insurance, or “SUSEP,” as well as projections provided by the National Confederation of Insurers, or “CNSEG”; and

●	constant yield and administration fee ratios for the estimation of volume of revenues of their respective markets for the investment segment. We estimate the volume for the fixed income market and funds distribution based on data provided by the Brazilian Financial and Capital Markets Association, or “ANBIMA”, as well as on internal projections for gross take rate for funds and fixed income markets.

Payment Acceptance

The payment acceptance sector consists of revenues from transactions using credit and prepaid cards, Pix at POS terminals, equipment rental, and prepayment of receivables. For our payment acceptance TAM, as contrasted with our cards TAM described above, revenue comes from the merchant discount rate (MDR) charged by acquirers for processing transactions, instead of revenue from interchange fees. The MDR is calculated as a percentage of the transaction value and is paid by merchants to acquirers in exchange for payment processing services. In addition, we also consider financial income from the prepayment of credit card receivables, through which acquirers earn revenue by providing merchants with early access to transaction funds before the final settlement.

We estimated the volume for credit and prepaid cards considering historical data from 2024 from the Brazilian Central Bank. From 2025 to 2030, we considered the same premises for volume growth used for the calculation of our cards TAM. As reported by acquirers, the volume from Pix transactions through POS terminals was estimated based on its penetration within the card market volume. For the prepayment of receivables, we used data from internal estimates and projections from Febraban.

Moreover, we calculated net revenues taking into consideration market data, such as the average Merchant Discount Rate (MDR), average interchange fees, interest rate and funding costs, as reported by the Brazilian Central Bank. In addition, we took into consideration the relationship between rental revenue and Total Payment Volume (TPV), as shared by our competitors, as well as internal data. Net revenues were also calculated after discounting interchange fees and funding costs.

Business Loans

We define the business loans sector as non-earmarked credit operations for small and medium-sized businesses, excluding prepayment of credit card receivables. For the credit market, our calculations used historical data for non-earmarked outstanding loans provided by the Brazilian Central Bank and projections from Febraban.

In addition, we estimated net revenue considering market data for interest rates as reported by the Brazilian Central Bank, net of funding costs.

Corporate Benefits

The corporate benefits sector is comprised of (i) interchange fees (where transactions with corporate benefit cards are conducted in the open-loop, which means that the benefits can be used through a credit card), or (ii) MDR fees (considering transactions that are performed in the closed-loop, which means that both acquiring and issuance activities are conducted by the same company) paid by merchants to issuers of corporate benefit cards, plus financial income from account balance floating and settlements scheduled floating (i.e., revenue generated through financial investments using the corporate benefits balance held by employees as a source of funding).

The volume of corporate benefits is closely related to workforce dynamics and economic indicators. Therefore, we considered data from IBGE with respect to the number of formal workers, data from the Brazilian Ministry of Labor and Employment (Ministério do Trabalho e Emprego) regarding the penetration of corporate benefits among formal workers and information from private companies that offer corporate benefits, such as Swile and Alelo.

In addition, we estimated net revenues considering PicPay’s Corporate Benefits business economics, which is based entirely on internal data. For such analysis, we included a distinction between open-loop arrangements (flexible benefits such as Caju, PicPay and Flash) and closed-loop arrangements (such as Alelo, Ticket, Ben and Sodexo) in order to estimate the merchant discount rate (MDR) revenue.

Brands

This annual report includes trademarks, trade names and trade dress of other companies. Use or display by us of other parties’ trademarks, trade names or trade dress or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trademark, trade name or trade dress owners. Solely for the convenience of investors, in some cases we refer to our brands in this annual report without the ® and ™ symbols, but these references are not intended to indicate in any way that we will not assert our rights to these brands to the fullest extent permitted by law.

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risk Factors Summary

An investment in our Class A common shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this annual report before you decide to purchase our Class A common shares. In particular, investing in the securities of issuers whose operations are located in emerging market countries such as Brazil involves a higher degree of risk than investing in the securities of issuers whose operations are located in the United States or other more developed countries. If any of the risks discussed in this annual report actually occur, alone or together with additional risks and uncertainties not currently known to us, or that we currently deem immaterial, our business, financial condition, results of operations and prospects may be materially adversely affected. If this were to occur, the value of our Class A common shares may decline and you may lose all or part of your investment.

The following is a summary of some of the principal risks we face. These risks are further described below in this annual report.

Risks Relating to Our Business and Industry

●	A decline in the use of our payment platform or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.

●	A decline in the use of credit or prepaid cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.

●	We rely on payment card networks to process the majority of our transactions. If we fail to comply with the applicable requirements of the payment card networks, we could be fined, suspended or terminated from the networks, which would have a material adverse effect on our business, financial condition and results of operations.

●	Our systems and our third party providers’ systems may fail due to factors beyond our control, which could interrupt our provision of services, cause us to lose business, increase our costs and impair our ability to provide our services and products effectively to our consumers.

●	Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and expand our capacity on a timely and cost-effective basis.

●	Inadequacy or disruption of our disaster recovery plans and procedures in the event of a catastrophe would adversely affect our operations.

●	Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

●	Our historical loan losses may not be indicative of future loan losses, and changes in our business may materially adversely affect the quality of our loan portfolio.

●	Recent interventions and liquidations of financial institutions and payment entities in Brazil, including Banco Master, Will, Reag and Entrepay, may increase regulatory scrutiny, reduce market confidence and adversely affect our business, financial condition and results of operations.

●	Our growing use of artificial intelligence and machine learning technologies, including generative AI and autonomous AI agents, exposes us to operational, security, privacy, regulatory and reputational risks that could materially and adversely affect our business.

Risks Relating to Legal and Regulatory Matters

●	Our business is subject to extensive government regulation and oversight in Brazil, and we have in the past failed to comply with minimum regulatory capital requirements. Any failure to comply with current or future regulations could result in significant costs, expose us to substantial liability, or require adjustments to our business practices.

●	Changes in the regulatory framework governing FGTS-backed loans may reduce our ability to originate new credit products and adversely affect our loan business.

●	Proposed regulations on interest-free installments (parcelamento sem juros) and credit card interest rates could reduce our revenues and adversely affect our business.

●	Funding of digital wallets via credit card is a relevant business for us, and this product is being challenged by incumbent institutions, and Brazilian authorities are conducting an inquiry of certain players, including us. If funding of digital wallets via credit card transactions is deemed incompatible with the applicable legal and regulatory framework in Brazil, we could be required to change our products to comply with new understandings of the Brazilian authorities, which could adversely affect the results of our operations.

●	We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.

●	Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.

●	We are subject to anti-corruption, anti-bribery, anti-terrorism and anti-money laundering laws and regulations, and any failure to comply with these regulations may lead to criminal liability, administrative and civil lawsuits, significant fines and penalties, loss of key banking and other relationships, forfeiture of significant assets, as well as reputational harm.

●	Misconduct of our directors, officers, employees, consultants or third-party service providers could harm us by impairing our ability to attract and retain consumers and subjecting us to legal liability and reputational harm.

●	Recent regulatory changes to the risk management framework applicable to payment arrangements, including increased guarantee and liquidity requirements for participants, may increase our operational and capital costs and adversely affect our business, financial condition and results of operations.

●	Recent developments and ongoing discussions regarding the assignment of card receivables may lead to changes in the legal and regulatory framework, including potential obligations on assignees to ensure the transfer of proceeds to underlying creditors, which could adversely affect our business, financial condition and results of operations.

Risks Relating to Brazil

●	The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political and economic conditions, could harm us and the price of our Class A common shares.

●	Political instability in Brazil may harm us and the price of our Class A common shares.

●	Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future could harm our business and the price of our Class A common shares.

●	Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

●	Fluctuations in interest rates may have a material adverse effect on our business.

Risks Relating to Being a Foreign Private Issuer and a Controlled Company

●	As a foreign private issuer, we will have different disclosure and other requirements than U.S. domestic registrants.

●	As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to shareholders of U.S. domestic companies.

●	As a “controlled company” within the meaning of the corporate governance standards of Nasdaq, we will qualify for, and may rely on, exemptions from certain Nasdaq corporate governance requirements. As a result, you may not have the same protections afforded to shareholders of companies that are not “controlled companies.”

●	We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

Risks Relating to Our Class A Common Shares

●	The market price and liquidity of our Class A common shares may decline due to market volatility and other factors. If the market price of our Class A common shares decreases, you could lose a significant part of your investment.

●	Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline.

●	We have granted the holders of our Class B common shares preemptive rights to acquire shares that we may issue in the future, which may impair our ability to raise funds.

●	Anti-takeover provisions in our Articles of Association could deter potential acquirers and make an acquisition of us difficult, limit attempts by our shareholders to replace or remove our current directors, and limit the market price of our common shares.

●	We do not anticipate paying any cash dividends in the foreseeable future.

Risks Relating to Our Business and Industry

A decline in the use of our payment platform or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be materially adversely affected if consumers do not continue to use our platform for their payment transactions generally or if there is a change in the mix of payments between cash, credit and prepaid cards that is adverse to us. We believe future growth in the use of credit and prepaid cards and other electronic payments will be driven by the cost, ease-of-use and quality of services offered to consumers and businesses. In order to consistently increase and maintain our profitability, consumers and businesses must continue to use electronic payment methods, including credit and prepaid cards. Moreover, an adverse development in the payments industry or Brazilian market in general, such as new legislation or regulation that makes it more difficult for our consumers to do business or utilize electronic payment mechanisms or make interest-free purchase installments more beneficial to consumers, may adversely affect our business, financial condition and results of operations. For instance, Febraban filed a notice with the Brazilian National Consumer Office (Secretaria Nacional do Consumidor) and Public Prosecutor’s Office of the State of São Paulo (Ministério Público do Estado de São Paulo) challenging the legal and regulatory feasibility of some of the payments industry’s most common practices, including interest-free purchase installments businesses. According to Febraban, charging credit card fees from customers within an interest-free installment purchase could be considered a harmful practice. For more details, please see “—Risks Relating to Legal and Regulatory Matters—Funding of digital wallets via credit card is a relevant business for us, and this product is being challenged by incumbent institutions, and Brazilian authorities are conducting an inquiry of certain players, including us. If funding of digital wallets via credit card transactions is deemed incompatible with the applicable legal and regulatory framework in Brazil, we could be required to change our products to comply with new understandings of the Brazilian authorities, which could adversely affect the results of our operations.”

A decline in the use of credit or prepaid cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be materially adversely affected if consumers do not continue to use credit or prepaid cards as a payment mechanism for their transactions generally or if there is a change in the mix of payments between cash, alternative currencies and technologies, credit and prepaid cards, or the corresponding methodologies used for each, which is adverse to us. In 2020, the Brazilian Central Bank launched Pix, which has led and may continue to lead to a decrease in the use of other payment methods, such as credit and prepaid cards, and may also increase competitive pressures within the payments industry. Therefore, any increase in the use of Pix-based payments or other alternative payment methods may adversely affect our financial results. Moreover, an adverse development in the payments industry in general, such as new legislation or regulation that makes it more difficult for our consumers to do business, may adversely affect our business, financial condition and results of operations.

We rely on payment card networks to process the majority of our transactions. If we fail to comply with the applicable requirements of the payment card networks, we could be fined, suspended or terminated from the networks, which would have a material adverse effect on our business, financial condition and results of operations.

We rely on payment card networks, primarily those managed by Visa and Mastercard, to process the majority of our payment card transactions. A significant portion of our revenue comes from processing transactions through these payment card networks. We must pay fees for these services, and from time to time, the payment card networks may increase the fees that they charge us for each transaction using one of their cards, subject to certain limitations.

We are required to comply with payment card network operating rules, including special operating rules for payment service providers to merchants. We may also be directly liable to the payment card networks for rule violations. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules that we or our merchants might find difficult or even impossible to follow, or costly to implement. As a result, we could lose our ability to give consumers the option of using certain payment cards to fund their payments. If we are unable to accept certain payment cards or are limited in our ability to do so, our business would be adversely affected.

We have implemented specific business processes for merchants to comply with payment card network operating rules for providing services to merchants. Any failure to comply with these rules could result in fines. We are also subject to penalties from payment card networks if we fail to detect that merchants are engaging in activities that are illegal or considered “high risk” under their network operating rules, including the sale of certain types of digital content. We are required to either prevent “high risk” merchants from using our services or register these merchants with the payment card networks and conduct additional monitoring of them. To date, we have not identified any high risk merchants utilizing our services. Although the amount of these fines has not been material to date, we could be subject to significant additional fines in the future, which could result in a termination of our ability to accept payment cards or require changes in our process for registering new consumers, which would adversely affect our business. Payment card network rules may also increase the cost of, impose restrictions on, or otherwise negatively impact the development of, our retail point-of-sale solutions, which may negatively impact their deployment and adoption.

We are subject to monitoring by the payment card networks to ensure compliance with applicable rules and standards, and may be directly liable to the payment card networks for rule violations. If we do not comply with the payment card requirements, the payment card networks could seek to fine us or suspend or terminate our registrations that allow us to process transactions on their networks, and we could lose our ability to make payments using virtual cards or any other payment form factor enabled by the network. If we are unable to recover amounts relating to fines or pass through costs to our consumers or other associated participants, we would experience a financial loss. The termination of our registration due to failure to comply with the applicable requirements of the payment cards networks, or any changes in the networks rules that would impair our registration, could require us to stop using the payment cards networks to process the majority of our transactions, which would have a material adverse effect on our business, financial condition and results of operations.

Our systems and our third party providers’ systems may fail due to factors beyond our control, which could interrupt our provision of services, cause us to lose business, increase our costs and impair our ability to provide our services and products effectively to our consumers.

We create apps and other software that enable us to provide the majority of our services. We depend on the efficient and uninterrupted operation of numerous systems, including our computer and operating systems, software, and telecommunications networks, as well as the systems of third parties, such as credit and prepaid card transaction authorization providers, national financial system network infrastructure providers. Our systems and operations or those of our third-party providers, could be exposed to damage or interruption from, among other things, infrastructure changes, the implementation of new functionalities, human or software errors, capacity constraints due to an overwhelming number of consumers accessing our products and platform capabilities simultaneously, attacks that impact our ability to provide services or other security-related incidents, fire, natural disaster, power loss, terrorist attacks, hostilities, telecommunications failure, unauthorized entry and computer viruses. We do not maintain insurance policies specifically for property and business interruptions. Any changes in, failures of or defects in, our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures, changes in mobile networks offered by telecommunications operators and mobile devices developed by third parties or other difficulties could result in, among others:

●	loss of revenues;

●	loss of consumers;

●	loss of merchant and cardholder data;

●	loss of licenses;

●	loss of our Brazilian Central Bank authorization to operate as a payment institution (instituição de pagamento), as a financial institution (commercial bank) or as a security/stock broker company (distribuidora de títulos e valores mobiliários), or “DTVM,” in Brazil;

●	fines and/or other penalties imposed by the Brazilian Central Bank, as well as other measures taken by the Brazilian Central Bank, including intervention, temporary special management systems, the imposition of insolvency proceedings, and/or the out-of-court liquidation of PicPay, and any of our subsidiaries to whom licenses may be granted in the future;

●	fines or other penalties imposed by the Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or the “ANPD”;

●	harm to our business or reputation resulting from negative publicity;

●	delays in consumer payments to us;

●	failures or delays in the market acceptance of our platform and products;

●	legal claims against us;

●	exposure to fraud losses or other liabilities;

●	additional operating and development costs;

●	usage of our products and services; and/or

●	diversion of technical and other resources.

In the event that it is difficult for our merchants to access and use our products and services, our business may be materially and adversely affected.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of highly complex transactions and products in a timely manner and at high processing speeds, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information on our computer systems and networks. Specifically, the proper functioning of our financial control, risk management, accounting, consumer service and other data processing systems is critical to our business and our ability to compete effectively. Any failure to deliver an effective and secure service, or any performance issue that arises with a service, could result in significant processing or reporting errors or other losses.

We do not operate all of our systems on a real-time basis and cannot assure that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. In particular, because most of our consumer transactions occur on our mobile app, any failure of our mobile app would cause our platform and services to be unavailable to our consumers. Such failures could be caused by, among other things, major natural catastrophes, software bugs, computer virus attacks, conversion errors due to system upgrading, security breaches caused by unauthorized access to information or systems or malfunctions, loss or corruption of data, software, hardware or other computer equipment. Any such failures would disrupt our business and impair our ability to provide our services and products effectively to our consumers, which could adversely affect our reputation as well as our business, results of operations and financial condition.

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and expand our capacity on a timely and cost-effective basis.

We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot guarantee that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology systems. Any substantial failure to improve or upgrade our information technology systems effectively or on a timely basis would materially and adversely affect our business, financial condition or results of operations.

In particular, we rely heavily on Amazon Web Services, or “AWS,” to provide cloud computing, storage, processing and other related services. Any disruption of or interference with our use of these services could negatively affect our operations and seriously harm our business. AWS has experienced, and may experience in the future, interruptions, delays or outages in service availability due to a variety of factors, including infrastructure changes, human or software errors, hosting disruptions and capacity constraints. Capacity constraints could arise from a number of causes such as technical failures, natural disasters, fraud or security attacks. The level of service provided by AWS, or regular or prolonged interruptions in the services provided by AWS, could also impact the use of, and our clients’ satisfaction with, our products and services and could harm our business and reputation.

Inadequacy or disruption of our disaster recovery plans and procedures in the event of a catastrophe would adversely affect our operations.

We have made a significant investment in our infrastructure, and our operations are dependent on our ability to protect the continuity of our infrastructure against damage from catastrophe or natural disaster, breach of security, cyber-attack, loss of power, telecommunications failure or other natural or man-made events. A catastrophic event could have a direct negative impact on us by adversely affecting our consumers, partners, third-party service providers, employees or facilities, or an indirect impact on us by adversely affecting the financial markets or the overall economy. If our business continuity and disaster recovery plans and procedures were disrupted, inadequate or unsuccessful in the event of a catastrophe, we could experience a material adverse interruption of our operations.

We serve our consumers using third-party data centers and cloud services. While we have electronic access to the infrastructure and components of our platform that are hosted by third parties, we do not control the operation of these facilities. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. These data centers and cloud services are vulnerable to damage or interruption from a variety of sources, including earthquakes, floods, fires, power loss, system failures, cyber-attacks, physical or electronic break-ins, human error or interference (including by employees, former employees or contractors), and other catastrophic events. Our data centers may also be subject to local administrative actions, changes to legal or permitting requirements and litigation to stop, limit or delay operations. Despite precautions taken at these facilities, such as disaster recovery and business continuity arrangements, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in interruptions or delays in our services, impede our ability to scale our operations or have other adverse impacts upon our business.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing and transmission of consumers’ personal data, including names, addresses, identification numbers, credit or prepaid card numbers and expiration dates and bank account numbers. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure. Although we have not experienced any significant cyber security attacks that have caused information leakage or operational losses, we could also be subject to breaches of security by hackers or human errors. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Concerns about security are increased when we transmit information. Electronic transmissions can be subject to attack, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our or third party systems, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

In the scope of our activities, we share information with third parties through non-disclosure agreements, including with commercial partners, third-party service providers and other agents, which we refer to collectively as “associated participants,” who collect, process, store and transmit personal data. We may be held responsible for any failure or cybersecurity breaches attributed to these third parties insofar as they relate to the information we share with them. The loss, destruction or unauthorized modification of data of our consumers or employees by us or our associated participants or through systems we provide could result in significant fines, sanctions and proceedings or actions against us by governmental bodies, third parties or the data subject itself, which could have a material adverse effect on our business, financial condition and results of operations. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business or result in the imposition of financial liability.

Our encryption of data and other protective measures and associated costs, such as firewall, security operation center infrastructure, virtual private network and third party services, may not prevent unauthorized access or use of personal data. A breach of our system or that of one of our associated participants may subject us to material losses or liability, including assessments and claims for unauthorized purchases with misappropriated credit or prepaid card information, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter merchants from using electronic payments generally and our products and services specifically, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits and result in the imposition of material penalties and fines under applicable laws or regulations.

In addition, a significant cybersecurity breach of our systems or communications could result in the loss of Brazilian Central Bank authorization to operate as a payment institution (instituição de pagamento), as a financial institution (commercial bank) or as a DTVM in Brazil, which could materially impede our ability to conduct business. We do not maintain insurance policies specifically for cyber-attacks.

We cannot guarantee that there are written agreements in place with every associated participant or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us to obtain reimbursement from associated participants in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. In addition, many of our associated participants are small and medium-sized agents that have limited competency regarding data security and handling requirements and may thus experience data losses. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring, and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our risk management framework is still evolving and may not be fully effective in identifying, assessing, monitoring, and mitigating all types of risks to which we are exposed, including credit, liquidity, capital, operational, and third-party risks.

We operate in a rapidly changing industry and the management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal policies, procedures and reporting systems, among others. We employ a broad and diversified set of risk monitoring and risk mitigation techniques, which may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we may fail to identify or anticipate. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, clients or other matters that are otherwise inaccessible by us. In some cases, however, that information may not be accurate, complete or up-to-date. If our policies and procedures are not fully effective or we are not always successful in mitigating all risks to which we are or may be exposed, our business, financial condition and results of operations may be materially and adversely affected.

In addition to credit-related risks, we also face a range of risks associated with the payments services and other products we provide to a large number of clients. We are responsible for vetting and monitoring these clients and ensuring that the transactions we process for them are lawful and legitimate.

When our products and services are used to process illicit or otherwise improper transactions, and the resulting funds are settled with merchants, account holders, or consumer accounts at other financial institutions without recovery, we may incur significant losses and become exposed to legal liability. These transactions can also expose us to governmental and regulatory sanctions.

The highly automated nature of, and liquidity offered by, our payments services make our operations an attractive target for misuse, including fraudulent or illegal sales of goods or services, money laundering, and terrorist financing. Identity theft and fraud involving stolen or fabricated credit card or bank account numbers, and other deceptive or malicious practices, can also lead to substantial financial harm for businesses like ours.

In configuring our payments services, we must constantly balance security and client convenience. Our risk management policies, procedures and tools may be insufficient to identify all risks to which we are exposed, to mitigate the risks we have identified, or to anticipate new risks that may emerge over time. As a greater number of larger merchants use our services, we expect our exposure to material losses from a single merchant, or from a small number of merchants, to increase. In addition, when we introduce new services, focus on new business types, or expand into markets where we have limited historical experience with fraud losses, our ability to forecast and appropriately reserve for such losses may be reduced. If our risk management policies and processes contain errors or prove ineffective, we may experience substantial financial losses, face civil and criminal liability, and suffer material adverse effects on our business.

Our risk management policies and procedures may not be fully effective in mitigating our credit risk and risk exposure in all market environments, which could expose us to losses and otherwise have a material adverse effect on our business.

Our business may be materially adversely affected if we fail to effectively identify, assess and mitigate credit risk. An important feature of our credit risk management system is our internal credit score system that assesses the particular risk profile of a consumer. We utilize quantitative and qualitative data to define a credit score that reflects the creditworthiness of our consumers as we seek to appropriately balance risk and return and mitigate our risks, including credit risks attributable to our consumers. We have established policies and procedures intended to regularly identify and assess each consumer’s creditworthiness, including analyzing the behavioral and transactional information that we collect from our consumers and with information provided by third parties and public sources.

Our credit risk assessment depends, in part, upon the quality and availability of information about our consumers, which is subject to error and may be ineffective and our internal “credit scoring” models may be inadequate and lead us to take risks that are inconsistent with our credit risk appetite policies. Our credit risk model is predicated upon a credit portfolio and credit and collection processes that are relatively new and untested in periods of economic or financial crisis. Consequently, the limited operating history of our model may impair our ability to adequately identify, measure, and mitigate emerging risks, particularly under adverse market conditions. Moreover, our credit risk model also incorporates assumptions from recently adopted regulations issued by BACEN. The adoption of these new regulatory standards may introduce transitional risks and uncertainties, which could adversely affect the efficacy of our credit risk management practices. There can be no assurance that BACEN’s interpretation of these new standards will fully coincide with ours or that BACEN’s interpretation will not change over time, which may adversely impact our capital ratios and our business in general. Additionally, our allowance for expected credit losses is based on complex models, estimates and our management’s judgment that rely on limited historical data and macroeconomic assumptions, and as a result our actual credit losses may differ materially from our estimates. There can be no assurance also that our current credit risk management processes will fully and adequately address all risks arising from the implementation of these standards. The credit quality of our consumers may also be adversely impacted for reasons beyond our control. Additionally, there may be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated.

Our credit risk management processes comprise our credit concession and portfolio management activities as well our credit recovery activities. If our processes fail in accurately assessing customer creditworthiness, in establishing adequate product offerings and limits, in setting pricing, or in portfolio management or credit recovery, we could suffer unexpected losses, which could have a material adverse effect on our business.

Our historical loan losses may not be indicative of future loan losses, and changes in our business may materially adversely affect the quality of our loan portfolio.

As of December 31, 2025, our loan portfolio was R$24.1 billion, compared to R$10.6 billion as of December 31, 2024. Our allowance for loan losses was R$3.2 billion, representing 13.1% of our total loan portfolio, as of December 31, 2025, compared to R$864.2 million, representing 8.2% of our total loan portfolio, as of December 31, 2024.

Our historical loan loss experience may not be indicative of our future loan losses. It is important to note that our expected loss model and related projections are based on methodologies and assumptions that do not have a significant history of use or validation due to the relatively short age of our portfolio. This data history limitation is more significant for newer products that we offer, such as private payroll loans (Crédito do Trabalhador) as well as for installment products with longer maturities, such as public payroll loans and products offered following renegotiation. The limited historical data supporting these approaches could impair our ability to reliably assess future losses and may result in unforeseen deviations from projected outcomes.

The quality of our loan portfolio is associated with the default risk of our customers. A default by or a significant downgrade in the credit scores of a borrower or other counterparty, or a decline in the credit quality, exposes us to credit risk. Additionally, despite our credit risk management policies, various macroeconomic, geopolitical, market and other factors, among other things, can increase our credit risk and credit costs.

Changes in the Brazilian economic and political conditions may have a significant impact on our customers as they are highly exposed to adverse macroeconomic conditions, such as economic downturns, recessions, and higher prevailing debt levels. Also, an increase in market competition, changes in regulation and in the tax regimes applicable to the sectors in which we operate, as well as other related changes in Brazil, may also materially adversely affect the quality of our loan portfolio.

A decrease in the performance of our credit portfolio or other liabilities, including inadequate provisions for non-performing accounts, could have a material adverse effect on our business, financial condition, and results of operations.

Our results of operations and financial condition depend on our ability to evaluate losses associated with the risks to which we are exposed. We recognize an allowance for loan losses based on our current assessment and expectations regarding various factors that affect the quality of our loan portfolio. We cannot guarantee that our assessment will result in fully sufficient provisions for the risks we are exposed to.

In addition, our loan loss model depends on important assumptions and the veracity of financial information available from our customers. Accordingly, any fraud or misstatement in this information may lead us to not record adequate provisions.

Our business has generated losses in the past and we intend to continue to make significant investments in our business. Thus, our results of operations and operating metrics may fluctuate and materially and adversely affect our financial condition and results of operations, which may cause the market price of our Class A common shares to decline.

We generated profit for the year of R$1,142 million in the year ended December 31, 2025, as compared to profit for the year of R$251.8 million in the year ended December 31, 2024, and R$37.4 million in the year ended December 31, 2023. However, prior to that we generated a loss for the year of R$692.9 million in the year ended December 31, 2022. We intend to continue to make significant investments in our business, including expenses relating to: (1) the development of new products, services and features; (2) marketing and advertising to increase our brand awareness; (3) general administration, including legal, finance and other compliance expenses related to being a public company; and (4) marketing and growth expenses related to new customers. However, these improvements, which require us to incur significant up-front costs, may not result in the long-term benefits that we expect, which is to increase our revenue by increasing our base of quarterly active clients. In addition, increases in our consumer base could cause us to incur losses, because costs associated with new consumers are generally incurred up front, while revenue is recognized thereafter as consumers utilize our services. If we are unable to generate adequate revenue growth and manage our expenses, our results of operations and operating metrics may fluctuate and we may incur losses, which could cause the market price of our Class A common shares to decline.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results, including revenue, expenses, total payment volume, consumer metrics, and other key metrics, have fluctuated significantly in the past and may do so in the future. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Our quarterly results may fluctuate due to a variety of factors, some of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuations in quarterly results may adversely affect the price of our Class A common shares. In addition, many of the factors that affect our quarterly results are difficult for us to predict. If our revenue, expenses, or key metrics in future quarters fall short of the expectations of our investors and financial analysts, the price of our Class A common shares will be adversely affected.

We have experienced rapid growth, which may be difficult to sustain and which may place significant demands on our operational, administrative, and financial resources.

We have experienced and expect in the near term to continue to experience rapid growth. As a result of our growth, we have faced, and will continue to face, significant challenges in:

●	increasing the number of consumers with, and the volume of, payments facilitated through our platform;

●	maintaining and developing relationships with existing merchants and additional merchants;

●	securing funding to maintain our operations and future growth;

●	maintaining adequate financial, business, and risk controls;

●	implementing new or updated information and financial and risk controls and procedures;

●	navigating complex and evolving regulatory and competitive environments;

●	attracting, integrating and retaining an appropriate number and technological skill level of qualified employees;

●	expanding within existing markets;

●	entering into new markets and introducing new solutions;

●	continuing to develop, maintain, protect, and scale our platform;

●	effectively using limited personnel and technology resources;

●	maintaining the security of our platform and the confidentiality of the information (including personally identifiable information) provided and utilized across our platform; and

●	continuing to increase our infrastructure to ensure that it is capable of supporting an increase in the number of our consumers.

We may not be able to manage our expanding operations effectively, and any failure to do so could adversely affect our ability to generate revenue and control our expenses, and would materially and adversely affect our business, results of operations, financial condition, and future prospects. Any evaluation of our business and prospects should be considered in light of the limited history of our growth, and the risks and uncertainties inherent in investing in early-stage companies.

If we are unable to grow our client base and maintain quarterly active clients or otherwise implement our growth strategy, our business, results of operations, financial condition and future prospects would be materially and adversely affected.

We generate revenue primarily from our electronic payment and financial intermediation services, in particular by: (1) charging fees in connection with certain payment transactions and fund transfers carried out by our consumers through our platform; (2) fees from the use of the PicPay Card; (3) offering a range of financial products to our consumers, including loans and credit cards; and (4) earning commissions from the sale of third-party goods on the PicPay Shop, as well as earning interest income. Our success depends on our ability to generate repeat use and increase transaction volume from existing consumers and to attract new consumers to our platform. If we are not able to continue to grow our consumer base and maintain quarterly active clients, we will not be able to continue to grow our business.

The attractiveness of our platform to consumers depends upon, among other things, the mix of products and services available to consumers through our platform, our brand and reputation, consumer experience and satisfaction, consumer trust and perception of our solutions, technological innovation and products and services offered by competitors. In order to grow effectively, we must continue to offer new products and services, strengthen our existing platform, develop and improve our internal controls, create and improve our reporting systems and timely address issues as they arise. These efforts may require substantial financial expenditures, commitment of resources, development of our processes and other investments and innovations.

Our ability to maintain and expand our consumer base depends on a number of factors, including our ability to provide relevant and timely services and products to meet our consumers’ changing needs at a reasonable cost. We have invested and will continue to invest in improving our platform and our suite of products and services. For example, in February 2023 we acquired BX Blue, a digital marketplace focused on public payroll loans, enabling PicPay to enter a new industry vertical for collateralized products and helping to further diversify our credit portfolio. However, if new or improved features, products and services fail to meet shifting consumer demands and fail to attract new consumers or encourage existing consumers to expand their engagement with our products and services, the pace of our growth may decline. Further, these and other new products and services must achieve high levels of market acceptance before we are able to recoup our up-front investment costs, which may never occur if such products and services fail to attract new consumers and/or retain existing consumers.

Our existing and new products and services, including our payments, investments, insurance, and credit solutions, could fail to attract new consumers and/or retain existing consumers for many reasons, including the following:

●	we may fail to predict market demand accurately and provide products and services that meet this demand in a timely fashion;

●	consumers may not like, find useful or agree with any changes we make to our products or services;

●	the reliability, performance or functionality of our products and services could be compromised or the quality of our products and services could decline;

●	we may fail to provide sufficient consumer support;

●	consumers may dislike our pricing, particularly in comparison to the pricing of competing products and services;

●	competing products and services may be introduced by our competitors; and

●	there may be negative publicity about our products and services or our platform’s performance or effectiveness, including negative publicity on social media platforms.

If we fail to retain our relationship with existing consumers, if we do not attract new consumers to our platform and products or if we do not continually expand usage and volume from consumers on our platform, our business, results of operations, financial condition and prospects would be materially and adversely affected.

If we cannot keep pace with rapid developments and change in our industry, the use of our products and services could decline, reducing our revenues.

The technology-enabled industry in which we operate is subject to rapid and significant changes, new product and service introductions, evolving industry standards, changing client needs and increased competition from new competitors, including nontraditional competitors. These changes include those relating to:

●	artificial intelligence and machine learning (including in relation to fraud and risk assessment);

●	payment technologies (including real-time payments, payment card tokenization and proximity payment technology, such as near-field communication and other contactless payments);

●	mobile and internet technologies (including mobile phone app technology);

●	commerce technologies, including for use in-store, online and via mobile, virtual, augmented or social-media channels; and

●	digital banking features (including balance and fraud monitoring and notifications).

In order to remain competitive, we are continually involved in a number of projects to develop new products and services or compete with these new competitors, and other new offerings emerging in our industry. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of consumer adoption. Any delay in the delivery of new products or services, performance problems or the failure to differentiate our products and services or to accurately predict and address market demand could render our products and services less desirable, or even obsolete, to our consumers. Furthermore, even though the market for our products and services is evolving, it may not continue to develop rapidly enough for us to recover the costs we have incurred in developing new products and services targeted at this market.

While we take precautions to prevent consumer identity fraud, it is possible that identity fraud may still occur or has occurred, which may adversely affect our business.

There is risk of fraudulent activity associated with our platform and third parties handling consumer information. Our resources, technologies, and fraud prevention tools may be insufficient to accurately detect and prevent fraud.

We bear the risk of consumer fraud in a transaction involving us, a consumer, and a merchant, and we generally have limited recourse to the merchant to collect the amount owed by the consumer. In the event that a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, including in situations in which the merchant is engaged in fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargeback or refunds from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a chargeback or refunds due to closure, bankruptcy, or other reasons, we may bear the loss for the amounts paid to the cardholder. Our financial results would be adversely affected to the extent these merchants do not fully reimburse us for the related chargebacks. Historically, chargebacks occur more frequently in online transactions than in in-person transactions, and more frequently for goods than for services. In addition, the risk of chargebacks is typically greater with those of our merchants that promise future delivery of goods and services, which we allow on our service. Significant amounts of fraudulent cancellations or chargebacks could adversely affect our business or financial condition.

In addition, changes in the payment card network rules regarding chargebacks may affect our ability to dispute chargebacks and the amount of losses we incur from chargebacks. If we fail to make such changes or otherwise resolve the issue with the payment card networks, the networks could disqualify us from processing transactions if satisfactory controls are not maintained, which would have a material adverse effect on our business, financial condition and results of operations.

High profile fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negative publicity, and the erosion of trust from our consumers and merchants, and could materially and adversely affect our business, results of operations, financial condition, future prospects, and cash flows.

Fraud by merchants or others could have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to potential liability for fraudulent electronic payment transactions or credits initiated by merchants or others. Examples of merchant fraud include when a merchant or other party knowingly uses a stolen or counterfeit credit or prepaid card, card number, or other credentials to record a false sales transaction, processes an invalid card, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. It is possible that incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud would increase our chargeback liability or other liability. Increases in chargebacks or other liability could have a material adverse effect on our business, financial condition, and results of operations.

Real or perceived inaccuracies in our key business metrics may harm our reputation and negatively affect our business.

We track certain key business metrics, such as total payment volume and quarterly active consumers and businesses, with internal systems and tools that are not independently verified by any third party. While the metrics presented in this annual report are based on what we believe to be reasonable assumptions and estimates, our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If the internal systems and tools we use to track these metrics understate or overstate performance or contain algorithmic or other technical errors, the key operating metrics we report may not be accurate. If investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our results of operations and financial condition could be adversely affected.

Real or perceived software errors, failures, bugs, defects, or outages could adversely affect our business, results of operations, financial condition, and future prospects.

Our platform and our internal systems rely on software that is highly technical and complex. In addition, our platform and our internal systems depend on the ability of such software to store, retrieve, process, and manage large amounts of data. As a result, undetected errors, failures, bugs, or defects may be present in such software or occur in the future in such software, including open source software and other software we license in from third parties, especially when updates or new products or services are released.

Any real or perceived errors, failures, bugs, or defects in the software may not be found until our consumers use our platform and could result in outages or degraded quality of service on our platform that could adversely impact our business (including through causing us not to meet contractually required service levels), as well as negative publicity, loss of or delay in market acceptance of our products and services, and harm to our brand or weakening of our competitive position. In such an event, we may be required, or may choose, to expend significant additional resources in order to correct the problem. Any real or perceived errors, failures, bugs, or defects in the software we rely on could also subject us to liability claims, impair our ability to attract new consumers, retain existing consumers, or expand their use of our products and services, which would adversely affect our business, results of operations, financial condition, and future prospects.

Degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain merchants and partners.

Our clients expect a consistent level of quality in the provision of our products and services through our platform. The support services that we provide are also a key element of the value proposition to our clients. If the reliability or functionality of our products and services is compromised or the quality of those products or services is otherwise degraded, or if we fail to continue to provide a high level of support, we could lose existing clients and find it harder to attract new merchants and partners. If we are unable to scale our support functions to address the growth of our merchant and partner network, the quality of our support may decrease, which could adversely affect our ability to attract and retain merchants and partners.

We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations primarily through equity financings. Although we currently fund part of our operations through time deposits, we may need additional capital to fund our operations. In addition, we may require additional capital to respond to business opportunities, refinancing needs, challenges, acquisitions, to comply with regulatory capital adequacy requirements or unforeseen circumstances and may decide to raise equity or debt financings, and we may not be able to secure any such additional debt or equity financing or refinancing on favorable terms, in a timely manner, or at all. For example, disruptions in the credit markets or other factors could adversely affect the availability, diversity, cost, and terms of our funding arrangements. In addition, our funding sources may reassess their exposure to our industry and either curtail access to uncommitted financing capacity, fail to renew or extend facilities, or impose higher costs to access our funding.

Any debt financing obtained by us in the future could also include restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

In the future, we may also seek to further access the capital markets to obtain capital to finance growth and/or to comply with regulatory capital requirements and adequacy to meet regulatory obligations and to maintain our ability to continue to offer products that are subject to Brazilian regulatory oversight and restrictions.

Nonetheless, our future access to the capital markets could be restricted due to a variety of factors, including a deterioration of our earnings, cash flows, balance sheet quality, or overall business or industry prospects, adverse regulatory changes, a disruption to or volatility or deterioration in the state of the capital markets, or a negative bias toward our industry by market participants. Future prevailing capital market conditions and potential disruptions in the capital markets may adversely affect our efforts to arrange additional financing on terms that are satisfactory to us, if at all. If adequate funds are not available, or are not available on acceptable terms, we may not have sufficient liquidity to fund our operations, make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges and this, in turn, could adversely affect our ability to advance our strategic plans. In addition, if the capital and credit markets experience volatility, and the availability of funds is limited, third parties with whom we do business may incur increased costs or business disruption and this could adversely affect our business relationships with such third parties, which in turn could have a material adverse effect on our business, results of operations, financial condition, cash flows, and future prospects.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline.

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our Class A common shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

We use open source software in our platform, which may subject us to litigation or other actions that could harm our business.

We use open source software in our platform, and we may use more open source software in the future. In the past, companies that have incorporated open source software into their products have faced claims challenging the ownership of open source software or compliance with open source license terms. Accordingly, we could be subject to suits by parties claiming ownership of open source software with restrictive licenses or claiming noncompliance with open source licensing terms. Some open source software licenses require consumers who use, distribute or make available across a network software or services that include open source software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on terms unfavorable to the developer or at no cost. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose any of our source code that incorporates or is a modification of our licensed software. If we were to use open source software subject to such licenses, we could be required to release our proprietary source code, pay damages, re-engineer our platform or solutions, discontinue sales, or take other remedial action, any of which could harm our business. In addition, if the license terms for updated or enhanced versions of the open source software we utilize change, we may be forced to expend substantial time and resources to re-engineer our components of our platform.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could harm our business and could help our competitors develop products and services that are similar to or better than ours.

Our business depends on our ability to attract and retain highly skilled employees.

Our future success depends on our ability to identify, hire, develop, motivate, and retain highly qualified personnel for all areas of our organization, in particular, a highly experienced sales force, data scientists, and engineers. Competition for these types of highly skilled employees in Brazil is extremely intense. Trained and experienced personnel are in high demand and may be in short supply. Many of the companies with which we compete for experienced employees have greater resources than we do and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors that may seek to recruit them. We may not be able to attract, develop, and maintain the skilled workforce necessary to operate our business, and labor expenses may increase as a result of a shortage in the supply of qualified personnel. If we are unable to continue to attract or retain highly skilled employees, our business, results of operations, financial condition, and future prospects could be materially and adversely affected.

If we lose key personnel our business, financial condition and results of operations may be adversely affected.

We are dependent upon the ability and experience of a number of key personnel who have substantial experience with our operations, the rapidly changing payment processing industry and the markets in which we offer our services. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our senior executives or key managers could have a material adverse effect on our business, financial condition and results of operations.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our results of operations.

A change in accounting standards or practices may have a significant effect on our results of operations and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported results of operations or the way we conduct our business.

Our adoption of changes in accounting standards or practices and any difficulties we experience in the implementation of such changes, including any resulting modifications to our accounting systems, could cause us to fail to meet our financial reporting obligations, potentially resulting in regulatory action and weakening investors’ confidence in us.

We have entered, or may enter in the future, into significant transactions with related parties.

We are dependent on, and expect from time to time in the future to engage in, commercial and financial transactions with our shareholders and other related parties. During the period covered by the financial statements included in this annual report, we have engaged in transactions with related parties that have had a material impact on our results of operations and financial position, such as certain agreements with Banco Original, which is controlled by our ultimate controlling shareholders.

In 2023, J&F Participações announced its plan to integrate Banco Original’s retail operations with PicPay, and on November 16, 2023, PicPay Brazil entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) with Banco Original to regulate the terms and conditions governing the sharing of support areas between PicPay Brazil and Banco Original, as well as the reimbursement by Banco Original of certain costs incurred by PicPay Brazil in the contracting of suppliers who provide products and/or services that are also shared between PicPay Brazil and Banco Original. Such agreement is retroactively effective as of January 1, 2023, and will remain valid for an undetermined period. Either party may terminate this agreement for any reason and without penalty at any time, provided that 30 days’ prior written notice is sent to the other party.

Moreover, on January 10, 2024, PicPay Bank entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) with Banco Original to regulate the terms and conditions governing the sharing of support areas between PicPay Bank and Banco Original, as well as the reimbursement by Banco Original of certain costs incurred by PicPay Bank in the contracting of suppliers who provide products and services that are also shared between PicPay Bank and Banco Original. Such agreement will remain valid for an undetermined period. Either party may terminate this agreement for any reason and without penalty at any time, provided that 30 days’ prior written notice is sent to the other party.

These agreements involve the sharing of certain expenses, such as technology and administrative expenses. We may be adversely affected if Banco Original fails to reimburse us for any such shared costs in the future.

The integration of Banco Original’s retail operations began with the transfer of its personal checking accounts and associated assets to the PicPay platform in July 2023. We also began originating personal loans in October 2023, and the PicPay credit card portfolio was transferred to PicPay from Banco Original in January 2024, fully internalizing our credit card operations at the start of 2024. We may not be successful in capturing the expected synergies related to the integration of Banco Original’s retail operations and we may be subject to the following risks, among others:

●	risk of misallocation of human and financial resources for the purposes of knowledge integration, which, in turn, can have an impact on the stipulated deadlines and, consequently, on the time expected for capturing synergies and quick wins;

●	risk of possible over-sizing of synergies and under-sizing of the integration schedule, which may cause the implicit multiple of the integration to be different from the one that was communicated; and

●	risk of our exposure to contingencies, known or unknown, which may adversely affect our operational results and reputation.

The risks described above may adversely affect our expectations and intended results with the integration, as well as our business. All of those issues prevent our achievement of potential synergies, benefits derived from the integration or the expected cost reduction, adversely affecting our results.

For more information about our related party transactions, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” “Item 4. Information on the Company—History and Development—Recent Acquisitions, Corporate Transactions and Other Developments” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisitions and New Lines of Business and Other Developments.”

In addition, our ultimate controlling shareholders will have the ability to exercise overall control over us and may have interests that are different from ours. We cannot assure you that we will be able to address these potential conflicts of interests or others in an impartial manner. For more information, see “—Our ultimate controlling shareholders are expected to have influence over the conduct of our business and may have interests that are different from yours.”

Moreover, we may engage in the future in additional related party transactions that are not part of our ordinary financial products offerings, including with entities owned or controlled by our ultimate controlling shareholders, or with other officers, directors or significant shareholders. For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Party Transaction Policy.”

During 2024 and 2025, PicPay Bank engaged in certain financial transactions with entities of the J&F group, our ultimate controlling shareholders and their affiliates. For example, in September 2024, PicPay Bank originated a transaction to J&F in the total amount of R$300 million, with a maturity of 30 days, at an interest rate of 1.76%. J&F assigned credit rights that J&F had against our affiliate JBS S.A. derived from the right to receive interim dividends from JBS S.A. as a collateral. Such transaction was settled on October 7, 2024. For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Banco Original—Prepayment of Receivables (PicPay Bank).”

During 2025, PicPay Bank entered into additional transactions with subsidiaries and affiliates of our ultimate controlling shareholders, including receivables assignment agreements with certain subsidiaries of J&F Participações and supplier financing arrangements with JBS S.A. These transactions were conducted in the ordinary course of PicPay Bank’s financial operations and in accordance with prevailing market terms. The aggregate volume of such transactions totaled R$947 million in 2025, and the outstanding balance as of December 31, 2025, was R$997 million. For further details, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

All of our transactions with related parties, including those described above, are subject to the following safeguards: (i) compliance with the single-client exposure limits (Limite de Exposição a Clientes, or “LEC”) established by the CMN and the Brazilian Central Bank, which limits our aggregate credit exposure to any single economic group at 25% of our Tier 1 Capital; (ii) compliance with the Brazilian Central Bank’s regulations on transactions with related parties applicable to financial institutions; (iii) prior review and approval by our board of directors when applicable, in accordance with our Related Party Transactions Policy; and (iv) pricing in accordance with prevailing market conditions, consistently with the terms offered to unrelated third parties for similar transactions.

Notwithstanding the regulatory and governance safeguards described above, we cannot assure that all future related party transactions will be conducted on terms as favorable to us as those available from unaffiliated third parties, or that conflicts of interest will be resolved in a manner that protects the interests of our minority shareholders.

PicPay Bank is also developing the acquisition of future receivables as one of its product offerings, actively seeking to strengthen its corporate governance framework and exploring the adoption of the best practices in this area, and, as a result, all of its products are priced in accordance with the prevailing market conditions.

If any entity under the direct or indirect control of our ultimate controlling shareholders or their affiliates require any temporary financing, PicPay Bank may offer its financial products to such entities as a financial institution, provided that such arrangements are conducted and agreed at arms-length conditions and according to fair market terms.

If we enter into transactions with our shareholders and other related parties other than on an arms’ length basis, our results of operations and financial condition may be adversely impacted. Future conflicts of interests may arise between us and any of our related parties, or among our related parties, which may not be resolved in our favor.

Our insurance policies may not be sufficient to cover all claims.

Our insurance policies may not adequately cover all risks to which we are exposed, especially due to certain risks that are not usually covered by insurance policies. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to purchase, maintain or renew insurance policies in the future at reasonable costs or on acceptable terms, which may adversely affect our business, financial condition and the trading price of our Class A common shares.

If we are unable to attract, maintain and expand our merchant relationships, our businesses may be adversely affected.

Our growth is derived in part from acquiring new merchant relationships, developing new and enhanced product and service offerings, and cross-selling or up-selling our products and services through existing merchant relationships. We rely on the continuing growth of our merchant relationships and our distribution channels in order to expand our revenues. There can be no guarantee that this growth will continue. Similarly, our growth also will depend on our ability to retain and maintain existing relationships with merchants that use our services. Furthermore, merchants with which we have relationships may experience bankruptcy, financial distress, or otherwise be forced to contract their operations. The loss of existing merchant relationships, any failure in maintaining such relationships on similarly attractive economic terms, the contraction of our existing merchants’ operations or any inability to acquire new merchant relationships could adversely affect our revenue and our business and results of operations.

Any acquisitions, partnerships, joint ventures or divestitures that we consummate, such as the Guiabolso acquisition, the BX acquisition and the Kovr acquisition, could disrupt our business and harm our financial condition.

Acquisitions, partnerships and joint ventures are part of our growth strategy. We evaluate, and expect in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not be successful in identifying acquisition, partnership and joint venture targets.

Moreover, new acquisitions may involve several risks that could have a material adverse effect on our business such as (1) our investments in acquisitions may not generate the expected returns, and we may mismanage administrative and financial resources as part of the integration process, or be required to invest additional capital, (2) a future acquisition or divestment may be subject to approval by the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica) or other regulatory authorities, which may deny the necessary approvals for, or impose conditions or restrictions on, the transaction, (3) we may face contingent and/or successor liabilities (either currently known or unknown to us) in connection with, among other things, (i) judicial and/or administrative proceedings of the acquired institutions, including but not limited to, regulatory, tax, labor, social security, environmental and intellectual property proceedings, and (ii) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other regulatory matters, all of which may not be sufficiently indemnifiable under the relevant acquisition agreement, (4) we may not be able to integrate efficiently and successfully the operations of the institutions we acquire, including their personnel, corporate cultures, financial systems, distribution or operating procedures and (5) the acquisition and divestiture process may require additional funds and/or may be time-consuming, and past and future acquisitions or divestments and the subsequent integration or separation of new assets and businesses require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have a material adverse effect on our business operations.

We may not be successful in capturing the expected synergies related to acquired companies or companies in the process of being acquired. Our inorganic growth, which is increasing, especially considering the Kovr acquisition, may subject us to risks related to the integration processes of the assets acquired by us, as described below:

●	We may not be able to integrate efficiently and successfully the operations of the institutions we acquire, including their personnel, corporate cultures, financial systems, distribution or operating procedures; and

●	The business model of the institutions we acquire may differ from ours, and we may be unable to adapt them to our business model or do so efficiently.

The acquisition of Kovr is subject to certain conditions precedent, including regulatory approval. Furthermore, the sellers of Kovr are executives of Kovr and acquired the majority of their interest in Kovr from a subsidiary of Banco Master a short time before we entered into the agreement to acquire Kovr. Banco Master is currently undergoing extrajudicial liquidation and is subject to fraud investigations. See “—Risks Relating to Our Business and Industry—Any acquisitions, partnerships, joint ventures or divestitures that we consummate, such as the Guiabolso acquisition, the BX acquisition and the acquisition of Kovr, could disrupt our business and harm our financial condition.”

The Kovr acquisition might be subject to heightened scrutiny by interested third-party creditors in light of the extrajudicial liquidation of Banco Master and certain of its subsidiaries decreed by BACEN. Should any investigation determine that the Kovr acquisition constitutes a fraud against creditors of Banco Master or entities within its economic group, a court may issue an order to prevent the closing of the Kovr acquisition or to unwind the transaction.

In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture, and we may lose merchants as a result of any acquisition, partnership or joint venture. Furthermore, the integration of any acquisition, partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations.

For example, we are exposed to these and other risks by virtue of our Guiabolso acquisition, the BX acquisition and the Kovr acquisition. These and future acquisitions may expose us to successor liability relating to actions involving the acquired entities, their respective management or contingent liabilities incurred before the acquisition. The due diligence we conducted in connection with these acquisitions may not be sufficient to protect us from, or compensate us for, actual liabilities. A material liability associated with these acquisitions, or our failure to successfully integrate them into our business, could adversely affect our reputation and have a material adverse effect on us.

In addition, non-compete arrangements which we may enter into in connection with acquisitions, partnerships and joint ventures may prevent us from competing for certain clients or in certain lines of business, and may lead to a loss of clients. We may spend time and money on projects that do not increase our revenue. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our common shares, it could be dilutive to our shareholders. To the extent we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

We may from time to time assess divestment opportunities and conduct divestments where we believe such transactions would be beneficial to our business strategy. Divestments may require us to expend significant time, funds and other resources, and may not always be completed within the expected time frame or on the terms and conditions that we expect. We may also be unable to reap the benefits of any divestments we undertake. Our asset base, total revenue, cash flows and profit may also be reduced significantly following a divestment, which could adversely affect our business, financial condition, results of operations, our ability to make distributions to our shareholders and result in a decrease in the price of our Class A common shares. Any divestiture, irrespective of whether it is consummated, may involve a number of risks, including diverting our management’s attention, adverse effects on our consumer relationships, costs associated with maintaining the business of the targeted divestiture during the disposition process, and other costs associated with winding down and divesting the affected business or transferring remaining portions of the operations of the business to other facilities. Furthermore, to the extent that we are not successful in completing desired divestitures, as such may be determined by future strategic plans and business performance, we may have to expend substantial amounts of cash, incur debt, or continue to absorb the costs of any loss-making or under-performing assets.

Historical financial statements or related financial information of Kovr have not been disclosed to investors and will not be made available.

We have not included historical financial statements or related financial information of Kovr in this annual report and investors will not have the benefit of such historical financial statements or related financial information in making their investment decision. Based on the insignificance of the acquisition, we are not required to include Kovr’s financial statements or related pro forma financial information in this annual report. Once we have consummated the Kovr acquisition and the financial results of Kovr have been consolidated in our financial results, our future financial statements will differ from our historical financial statements included elsewhere in this annual report.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We are a Dutch public limited liability company. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

Our ultimate controlling shareholders are expected to have influence over the conduct of our business and may have interests that are different from yours.

J&F Participações, which is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, beneficially owns 23.5% of our Class A common shares and 100% of our Class B common shares. Accordingly, our ultimate controlling shareholders control approximately 96.4% of the voting power in our general meeting. As a result, our ultimate controlling shareholders will have the ability to control matters submitted to a vote of shareholders; appoint a substantial majority of the members of our board of directors; and exercise overall control over us. For more information about our ultimate controlling shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Our ultimate controlling shareholders may have an interest in causing us to pursue transactions that may enhance the value of their equity investments in us, even though such transactions may involve increased risks to us or the holders of our common shares. Furthermore, our ultimate controlling shareholders own, through J&F Participações or other entities, equity investments in other businesses and may have an interest in causing us to pursue transactions that may enhance the value of those other equity investments, even though such transactions may not benefit us. Our ultimate controlling shareholders may also pursue new business opportunities through other entities that they control that would otherwise be available to us. We cannot assure you that we will be able to address these potential conflicts of interests or others in an impartial manner.

In addition, there is no restriction on our shareholders or board of directors that would prevent the appointment of our ultimate controlling shareholders as a member of the board of directors or executive officer of PicPay Netherlands or PicPay Brazil (subject to the prior approval of the Brazilian Central Bank, in the case of PicPay Brazil). However, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista do not currently intend to have a management position in or serve as a member of the board of directors of PicPay Netherlands or any of its subsidiaries, including PicPay Brazil. See “—We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, which may materially adversely impact our business and prospects and damage our reputation and image.”

Given the degree of control over our company held by our ultimate controlling shareholders, there can be no assurance that the future actions or decisions of our ultimate controlling shareholders will not impact our company, our prospects or the value of our Class A common shares in ways that differ from your interests.

We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, which may materially adversely impact our business and prospects and damage our reputation and image.

Our ultimate controlling shareholders and our affiliate J&F S.A., or “J&F,” which is controlled by our ultimate controlling shareholders, are subject to ongoing obligations under agreements entered into in 2017 to settle proceedings initiated by enforcement authorities in Brazil involving matters unrelated to our company.

As further described elsewhere in this annual report (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders”), in 2017, our ultimate controlling shareholders, among others, entered into collaboration agreements (acordos de colaboração premiada), or the “Collaboration Agreements,” with the Brazilian Attorney General’s Office (Procuradoria-Geral da República), and J&F on behalf of itself and its subsidiaries, entered into a leniency agreement, or the “Leniency Agreement,” with the Brazilian Federal Prosecution Office (Ministério Público Federal) following disclosure of illicit payments made to Brazilian politicians from 2009 to 2015. Pursuant to the Leniency Agreement, J&F agreed to pay a fine of R$8.0 billion and contribute an additional R$2.3 billion to social projects in Brazil, each adjusted for inflation, over a 25-year period. The total fine was subsequently reduced to R$3.5 billion (equivalent to approximately US$636 million, converted using the foreign exchange rate as of December 31, 2025). In December 2023, the Brazilian Supreme Court (Supremo Tribunal Federal) justice overseeing the case suspended J&F’s obligation to make any additional installment payments under the Leniency Agreement based upon potential misconduct by enforcement authorities in connection with entering into the Leniency Agreement, which otherwise remains in effect. Although the Leniency Agreement involved matters unrelated to our company, we acceded to it as an affiliated company of J&F, as a result of which an annual independent audit of our compliance program is conducted. For more information about our compliance program, see “Business—Compliance Program.” Our management and leadership teams are strongly committed to operating our business in full compliance with anti-corruption principles and applicable law. However, no assurance can be given that our policies, practices and personnel will be effective to detect or prevent illicit activities in all cases.

In 2020, J&F, our affiliate JBS S.A., which is controlled by our ultimate controlling shareholders, and our ultimate controlling shareholders, or collectively the “Respondents,” entered into a settlement with the SEC relating to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement. Pursuant to the SEC settlement and related order, the Respondents undertook, among other things, to enhance anti-bribery and anti-corruption compliance programs, make progress reports to the SEC over a three-year period, and pay disgorgement and civil penalties. JBS S.A. was ordered to pay disgorgement to the SEC in the amount of US$26.9 million, and each of our ultimate controlling shareholders was ordered to pay a civil penalty of US$550,000, each of which payments has been made in full. Also in 2020, J&F reached a plea agreement with the U.S. Department of Justice, or “DOJ,” in which J&F pled guilty to one count of conspiracy to violate the U.S. Foreign Corrupt Practices Act, or the FCPA, in relation to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement and agreed to pay a criminal penalty of US$256.5 million, payable in two installments of approximately US$128.2 million each. J&F paid a single installment of US$128.2 million to the U.S. government, with the remaining balance deemed to have been offset by payments made by J&F to Brazilian authorities under the Leniency Agreement. The DOJ plea agreement also required J&F to implement a compliance program and improve its internal policies and to make progress and other reports to the DOJ over a three-year period.

In addition, our ultimate controlling shareholders and J&F were under investigation by the CVM in Brazil for alleged violations of Brazilian securities and corporate law, including possible violations of insider trading law involving shares of controlled companies, and foreign exchange futures contracts. These investigations have been concluded, with full or partial exonerations of the investigated parties or settlement agreements, as the case may be. Our ultimate controlling shareholders are also subject to ongoing criminal proceedings by the Brazilian Federal Prosecution Office based on similar allegations. For more information about these investigations and proceedings, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders—Other Investigations and Proceedings.”

Our ultimate controlling shareholders’ and their affiliates’ reputation suffered as a consequence of these agreements and proceedings and related negative publicity. Although, to our knowledge, our ultimate controlling shareholders and their affiliates are currently in compliance with our and their respective obligations under the Brazilian Collaboration Agreements and Leniency Agreement, the SEC order and the DOJ plea agreement, and while we understand that these agreements resolved all related Brazilian criminal exposure of our ultimate controlling shareholders and J&F in relation to the illicit conduct that was the subject of these agreements, any breach of the obligations under these legacy agreements could result in additional negative publicity that could have a material adverse effect on our reputation and the reputation of our ultimate controlling shareholders. In addition, if future events or actions were to give rise to new investigations, allegations or proceedings involving our ultimate controlling shareholders or affiliates, our reputation and our ability to implement our business strategies, enter into beneficial transactions, partnerships or acquisitions, and the value of our Class A common shares may be materially adversely affected.

Negative publicity about us, our directors, our employees, our ultimate controlling shareholders or our industry and damage to our reputation and image or the reputation of our directors, our employees and ultimate controlling shareholder could adversely affect our business, financial condition, results of operations and future prospects.

Our credibility with the market is of great importance to enable us to conduct our business, and to attract and retain our customers, employees and investors. We can be subject to negative publicity based on a number of factors, including, without limitation, allegations or complaints, even if inaccurate, relating to our governance, our customer service, our relationships with suppliers or other third parties, our non-compliance with legal and regulatory obligations, our risk management practices, our financial results, health or work safety, social and environmental events, or unethical or corrupt behavior by our employees, directors, officers, our ultimate controlling shareholders, affiliates or suppliers. Any negative impact on our reputation and image may have a material adverse effect on our business, results of operations, financial condition and prospects. See, for example, “—We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, which may materially adversely impact our business and prospects and damage our reputation and image” above.

Furthermore, we cannot guarantee that our company, our ultimate controlling shareholders or our affiliates will not be the subject of future negative publicity, even if inaccurate. We also cannot be certain that any actions we take in response to a reputational crisis will be effective or sufficient to mitigate any harm arising out of any such crisis. Actions or allegations (whether grounded or unfounded) regarding actions taken by our ultimate controlling shareholders or our affiliates, or by our suppliers or other third parties, including, but not limited to, illegal acts or corruption, actions contrary to health or worker safety, or actions contrary to socio-environmental regulations, may materially adversely impact our reputation and image with our customers, suppliers and the market, which may have a material adverse effect on our business, results of operations, financial condition and future prospects and the value of our Class A common shares.

We rely on third parties maintaining open marketplaces to distribute our mobile device app. If such third parties interfere with the distribution of our platform, our business would be adversely affected.

We rely on third parties maintaining open marketplaces, including the Apple App Store and Google Play, which make our mobile device app available for download. We cannot assure you that the marketplaces through which we distribute our mobile device app will maintain their current structures or that such marketplaces will not charge us fees to list our app for download. We are also dependent on these third-party marketplaces to enable us and our consumers to timely update our mobile device app, and to incorporate new features, integrations, and capabilities.

In addition, Apple Inc. and Google, among others, for competitive or other reasons, could stop allowing or supporting access to our mobile device app through their products, could allow access for us only at an unsustainable cost, or could make changes to the terms of access in order to make our mobile app less desirable or harder to access.

If we are unable to integrate our products with a variety of operating systems, software apps, platforms and hardware that are developed by others, our solutions may not operate effectively, our products may become less marketable, less competitive or obsolete and our business, financial condition and results of operations may be harmed.

Our products must integrate with a variety of network, hardware and software platforms, and we need to continuously modify and enhance our products to adapt to changes in hardware, software, networking, browser and database technologies. In particular, we have developed our technology platform to easily integrate with third-party apps through the interaction of application programming interfaces, or “APIs.” Our business could be harmed if any provider of such software or other technologies or systems:

●	discontinues or limits our access to its APIs;

●	modifies its terms of service or other policies, including fees charged to or other restrictions on us or other app developers;

●	changes how consumer information is accessed by us, our partners or our consumers;

●	establishes more favorable relationships with one or more of our competitors; or

●	develops or otherwise favors its own competitive offerings over ours.

Although we actively monitor our partners and multi-source venders, we cannot prevent our providers of software or other technologies from changing the features of their APIs, discontinuing their support of such APIs, restricting our access to their APIs or altering the terms governing their use in a manner that is adverse to our business. If our partners or multi-source vendors were to take such actions, our capabilities that depend on such APIs would be impaired until we are able to find a replacement partner or develop an in-house solution, which could significantly diminish the value of our platform and harm our business, operating results and financial condition. In addition, third-party services and products are constantly evolving, and we may not be able to modify our platform to maintain its compatibility with such services and products as they continue to develop, or we may not be able to make such modifications in a timely and cost-effective manner, any of which could adversely affect our business, operating results and financial condition.

We have identified material weaknesses in our internal control over financial reporting for the years ended December 31, 2025, 2024 and 2023, and if we fail to establish and maintain effective internal controls over financial reporting we may be unable to timely and accurately report our results of operations, meet our reporting obligations and/or prevent fraud. In addition, our accounting and other management systems and resources may not be immediately prepared to meet the reporting requirements applicable to U.S. public reporting companies, which may strain our resources.

Our accounting resources and internal control framework were originally put into place to meet Brazilian regulatory and private-company reporting requirements and have not yet been fully scaled to address the internal control over financial reporting requirements applicable to U.S. public companies under the Sarbanes-Oxley Act. Management is conducting, but has not yet completed, an assessment of the effectiveness of our internal controls over financial reporting under the Sarbanes-Oxley Act of 2002. Moreover, our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

We have identified material weaknesses in internal control over financial reporting, which relate to: (a) change management; (b) access management; and (c) financial reporting related to the financial reporting close process. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis. These deficiencies could result in additional material misstatements to our consolidated financial statements that could not be prevented or detected on a timely basis.

As of December 31, 2025, 2024 and 2023, our management identified a material weakness in our internal control over financial reporting related to controls related to the “change management” to our IT systems. All planned investments and actions to address the risk related to “change management” were executed, and the process is now more robust. The design tests concluded that the process is functional and addresses the risks initially identified. However, the effectiveness tests could not be conducted due to the timing of the implementations. Therefore, this material weakness has not yet been remediated and will continue until we can carry out an assessment of the maturity of the implemented controls with a broader data set.

As of December 31, 2025 and 2024, our management identified a material weakness in our internal control over financial reporting related to the effectiveness tests on “access management controls” for specific systems in the periodic review process of some users. To address this, we are conducting periodic reviews at shorter intervals, which has resulted in a large number of cancellations of access rights, as well as enhancing the segregation of duties matrices of our most critical systems. This material weakness has not yet been remediated and will continue until we can carry out an assessment of the effectiveness of the controls.

In addition, during 2025, our management identified a material weakness in our internal control over financial reporting related to the financial reporting closing process. Specifically, deficiencies were noted in the timely and accurate completion of period-end financial closing procedures, which could result in errors in the preparation of our financial statements. This material weakness has not yet been remediated, and our management is actively implementing corrective actions to strengthen the controls and procedures over the financial closing processes. To remediate this material weakness, management has developed and is implementing a comprehensive remediation plan. Key actions include:

(i)	enhancing oversight and precision of controls activities within the month-end and quarter-end close processes;

(ii)	enhancing the preparation and review procedures for our financial reports, including our financial statements, by implementing more structured drafting and documentation protocols to strengthen the accuracy of accounting reconciliations and reliability of our external reporting; and

(iii)	expanding the finance and accounting team with personnel possessing the requisite technical expertise.

These actions are intended to promote more rigorous oversight of complex and non-routine transactions and to improve consistency in the application of our financial reporting processes.

As a result of our initial public offering, completed on January 30, 2026, we became subject to certain reporting requirements of the Exchange Act and the other rules and regulations of the SEC and Nasdaq. We are also subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act.” Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F subject to phase-in accommodations for newly-listed companies. Under Section 404 of the Sarbanes-Oxley Act of 2002, our management is not required to assess or report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the year ended December 31, 2025. We are only required to provide such a report for the year ending December 31, 2026. At that time, our management may conclude that our internal control over financial reporting is not effective. Moreover, since we are no longer classified as an emerging growth company, in our annual report on Form 20-F for the year ending December 31, 2026 our independent registered public accounting firm is required to attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a result of our initial public offering, we became a public reporting company in the United States, subject to reporting, disclosure control and other applicable obligations under the Exchange Act, SOX, and the Dodd-Frank Act, as well as rules adopted, and to be adopted, by the SEC and the NASDAQ. We may be unable to timely complete our evaluation testing and any required remediation.

As of December 31, 2025, the three material weaknesses described above remained unremediated. Although we initiated remediation actions with respect to each of these material weaknesses during 2025, including the redesign of our IT change management procedures, enhancements to our access management controls, and implementation of a structured financial closing remediation plan, not all remediation actions were implemented during 2025 and we were unable to conclude that these material weaknesses have been fully remediated as of that date. A conclusion of the remediation under applicable Committee of Sponsoring Organizations of the Treadway Commission (COSO) and Public Company Accounting Oversight Board (PCAOB) standards requires evidence that redesigned controls have operated effectively over a sufficient period to allow an objective assessment of their sustained effectiveness.

In most cases, the redesigned controls have not operated for a sufficient period of time to allow such an assessment. We expect to complete our remediation efforts and conduct a full cycle of operational testing during the fiscal year ending December 31, 2026, at which point we expect our management to be in a position to make a definitive assessment of whether these material weaknesses have been remediated.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

In addition, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. New rules and regulations relating to information disclosure, financial reporting and controls and corporate governance, which could be adopted by the SEC or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

These new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. Given that most of the individuals who now constitute our management team have limited experience managing a publicly traded company and complying with the increasingly complex laws pertaining to public companies, initially, these new obligations could demand even greater attention. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operation results.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures, including internal controls over financial reporting, are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is prepared and communicated to our management, and recorded, processed, summarized and reported in accordance with the applicable rules and regulations, including, but not limited to, SEC rules and forms.

These disclosure controls and procedures are subject to inherent limitations, including the risk that decision-making judgments may be flawed, resulting in errors or mistakes. Controls may also be bypassed through unauthorized overrides. As a result, our business remains exposed to risks such as potential non-compliance with policies, employee misconduct, negligence, or fraud, any of which could lead to regulatory sanctions, civil claims, and significant reputational or financial harm. We may not be able to prevent all instances of employee misconduct, and the measures we implement to detect or deter such activity may not always be effective. Therefore, due to these inherent limitations, misstatements arising from error or fraud may occur and go undetected.

Our chief executive officer and chief financial officer concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective. This conclusion follows directly from the material weaknesses in our internal control over financial reporting described in the risk factor above. Because internal controls over financial reporting constitute a component of our broader disclosure controls and procedures, the existence of un-remediated material weaknesses in our internal controls affects our ability to provide the reasonable assurance that disclosure controls and procedures are designed to provide. As mentioned above, we expect to complete our remediation efforts and conduct a full cycle of operational testing during the fiscal year ending December 31, 2026, at which point we expect our management to be in a position to make a definitive assessment of whether these material weaknesses have been remediated.

For further information regarding our internal controls over financial reporting, see the risk factor above “We have identified material weaknesses in our internal control over financial reporting for the years ended December 31, 2025, 2024 and 2023 and if we fail to establish and maintain effective internal controls over financial reporting we may be unable to timely and accurately report our results of operations, meet our reporting obligations and/or prevent fraud. In addition, our accounting and other management systems and resources may not be immediately prepared to meet the reporting requirements applicable to U.S. public reporting companies, which may strain our resources.”

We may need to raise additional capital in the future by issuing securities or may enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital and affect the trading price of our Class A common shares.

We may need to raise additional funds to grow our business and implement our growth strategy through public or private issuances of common shares or securities convertible into, or exchangeable for, our common shares, which may dilute your interest in our share capital or result in a decrease in the market price of our common shares. In addition, we may also enter into mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of our Class A common shares.

We may however require additional capital to respond to business opportunities, refinancing needs, challenges, acquisitions, as well as to comply with regulatory capital adequacy requirements or unforeseen circumstances.

Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares, including potential fundraising from J&F International or other entities controlled by our ultimate controlling shareholders, or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our capital stock or result in a decrease in the market price of our Class A common shares.

An occurrence of a natural disaster, widespread health epidemic or pandemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as fires or floods, the outbreak of a widespread health epidemic or pandemic, or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our revenues could be materially reduced to the extent that a natural disaster, health epidemic or other major event harms the economy of Brazil. Our operations could also be severely disrupted if our consumers, suppliers, vendors and other business partners were affected by natural disasters, health epidemics or other major events.

The outbreak of a widespread health epidemic or pandemic, such as COVID-19, would likely adversely affect the operations of our consumers, suppliers, vendors and other business partners, and may adversely impact our results of operations in the future. For example, commerce in Brazil may be adversely affected by measures that are intended to contain and limit the outbreak’s spread. Such measures could, in turn, adversely affect our business, financial condition and results of operations.

We may be subject to liability with respect to environmental crimes (defined by the Brazilian Federal Constitution and Federal Law No. 9,605/98). In such cases, liability may apply both to legal entities and to our directors, potentially resulting not only in large fines, but also reputational damage.

We operate across a range of highly competitive and rapidly evolving industries, and any inability to compete successfully would materially and adversely affect our business, results of operations, financial condition, and future prospects.

We operate across a range of highly competitive and rapidly evolving industries. As a dual-sided financial services platform, we face competition from a variety of participants in Brazil, including financial institutions and payment companies. Our primary competitors for each of our strategic pillars are:

●	Consumer Banking:

o	paper-based transactions (principally cash);

o	banks and financial institutions in Brazil that provide traditional payment methods, particularly credit and prepaid cards and electronic bank transfers;

o	international and regional payment processing companies, such as PayPal, MercadoPago from MercadoLibre and PagBank from PagSeguro;

o	other technology companies, including digital and mobile apps, that provide P2P and P2M electronic payment services in Brazil, and companies that offer the Pix instant payment system developed by the Brazilian Central Bank;

o	traditional banks and other financial institutions in Brazil that accept retail deposits, provide credit and prepaid cards, loans and other financial products and services;

o	other technology companies, including digital and mobile apps, that provide financial services in Brazil, such as Nu, Mercado Pago, Inter & Co and PagBank from PagSeguro; and

o	investment platforms and digital players that offer investment products, such as NuInvest, XP and Inter Invest.

●	Small & Medium-Sized Businesses:

o	merchant acquirers in Brazil, such as GetNet, Stone, PagBank, Rede, Mercado Pago and Cielo;

o	traditional banks, digital banks and other financial institutions in Brazil that provide credit and other financial solutions for small and medium-sized businesses; and

o	other companies that offer corporate benefits, such as Flash, Caju, Alelo, VR, Ticket and Sodexo.

●	Audiences and Ecosystem Integration:

o	providers of digital and physical goods who offer their products through their own digital stores;

o	other technology companies, including digital and mobile apps, that offer third party digital goods to consumers in Brazil, such as Meliuz, Nu and PagBank;

o	travel companies such as Decolar, BeFly, Booking.com, and Hurb; and

o	companies that offer raffles such as Sorte Online and Mega Loterias.

We expect competition to intensify in the future, both as emerging technologies continue to enter the marketplace and as large traditional banks increasingly seek to innovate the services that they offer to compete with our platform. Technological advances and the continued growth of e-commerce activities have increased consumers’ accessibility to products and services and led to the expansion of competition in digital payment options such as BNPL solutions. We face competition in areas such as: flexibility on payment options; duration, simplicity and transparency of payment terms; reliability and speed in processing payments; compliance and security; promotional offerings; fees; approval rates; ease-of-use; marketing expertise; service levels; products and services; technological capabilities and integration; consumer service; brand and reputation; and consumer and merchant satisfaction.

Some of our competitors are substantially larger than we are, which gives those competitors advantages we do not have, such as more diversified products, a broader consumer and merchant base, the ability to reach more consumers, an increased ability to cross-sell their products, operational efficiencies, the ability to cross-subsidize their offerings through their other business lines, more versatile technology platforms, broad-based local distribution capabilities and lower-cost funding. Our potential competitors may also have longer operating histories, more extensive and broader consumer and merchant relationships, and greater brand recognition and brand loyalty than we have. For example, more established companies that possess large, existing consumer and merchant bases, substantial financial resources and established distribution channels could enter the market.

Increased competition could result in the need for us to alter the pricing and services we offer to businesses or consumers. If we are unable to successfully compete, the demand for our platform and products could stagnate or substantially decline, and we could fail to retain or grow the number of consumers or businesses using our platform, which would reduce the attractiveness of our platform to other consumers and businesses, and which would materially and adversely affect our business, results of operations, financial condition and future prospects.

In addition, certain of our competitors in certain product areas and markets may not be subject to the same regulatory requirements that we are. For example, we are required to comply with a set of regulations that is not applicable to non-regulated payment institutions, including capital ratios, among others. We are currently subject to minimum capital ratios of 7% for the common equity capital ratio, 8.5% for the Tier I capital ratio and 10.5% for the total capital ratio (all including the conservation capital buffer requirement of 2.5%), in line with the capital ratios applicable to most financial institutions operating in Brazil. As a result, our competitors who are not subject to similar regulatory requirements may be able to offer products and services at lower costs, which could put pressure on the pricing and terms that we offer and, as a result, our profit margins.

If we fail to promote, protect, and maintain our brand in a cost-effective manner, we may lose market share and our revenue may decrease.

We believe that developing, protecting and maintaining awareness of our “PicPay” brand (trademark) in a cost-effective manner is critical to attracting new and maintaining quarterly active clients to our platform. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and the experience of our consumers. Our efforts to build our brand have involved significant expenses, and we expect to increase our marketing spend in the near term. These brand promotion activities may not result in increased revenue and, even if they do, any increases may not offset the expenses incurred. Additionally, the successful protection and maintenance of our brand will depend on our ability to obtain, maintain, protect and enforce trademarks and other forms of intellectual property protection for our brand. If we fail to successfully promote, protect and maintain our brand or if we incur substantial expenses in an unsuccessful attempt to promote, protect and maintain our brand, we may lose our existing consumers to our competitors or be unable to attract new consumers. Any such loss of existing consumers, or inability to attract new consumers, would have an adverse effect on our business and results of operations.

Recent interventions and liquidations of financial institutions and payment entities in Brazil may increase regulatory scrutiny, reduce market confidence and adversely affect our business, financial condition and results of operations.

The Brazilian financial and payments sectors have recently experienced a series of supervisory actions by the Brazilian Central Bank, including interventions, temporary special administration regimes and extrajudicial liquidations involving financial institutions and payment entities, such as Banco Master, Will, Reag and Entrepay, among others. These measures have generally been associated with deficiencies in governance, liquidity management, regulatory compliance, capital adequacy, operational controls or business practices, and have heightened regulatory attention on participants operating in similar segments.

These developments may lead to increased regulatory scrutiny over financial institutions, payment institutions and other participants in the ecosystem in which we operate. As a result, the Brazilian Central Bank and other authorities may intensify supervisory activities, adopt a more conservative or restrictive approach in interpreting and enforcing existing regulations, or introduce new rules and requirements applicable to our operations, including in relation to capital adequacy, liquidity, governance, risk management, related party transactions, funding structures and the offering of certain products and services. Any such changes could increase our compliance and operational costs, require adjustments to our business practices or limit our ability to expand certain activities.

In addition, these events may adversely affect overall market confidence in financial institutions and payment entities, particularly those operating with digital platforms, innovative business models or significant exposure to credit or receivables-based products. Reduced confidence among consumers, merchants, funding providers, institutional investors or other counterparties may result in lower demand for our products and services, reduced transaction volumes, more limited access to funding or higher funding costs.

The liquidation or financial distress of other market participants may have indirect effects on us, including through disruptions in commercial relationships, increased counterparty risk, contagion effects within the financial system or adverse developments in the markets in which we operate. For example, counterparties may reassess their exposure to the sector as a whole, including to us, regardless of our individual financial condition and risk profile.

If we are unable to effectively manage the impacts of increased regulatory scrutiny, changes in the regulatory environment, reduced market confidence or broader systemic effects arising from these developments, our business, financial condition and results of operations could be materially and adversely affected.

Our growing use of artificial intelligence and machine learning technologies, including generative AI and autonomous AI agents, exposes us to operational, security, privacy, regulatory and reputational risks that could materially and adversely affect our business.

We use, and intend to expand our use of, artificial intelligence (“AI”) and machine learning (“ML”) technologies — including generative AI, large language models and autonomous AI agents — across various areas of our business, including anti-money laundering monitoring, customer service, marketing personalization, software development and administrative process automation. While we believe these technologies are important to our competitiveness and operational efficiency, their adoption introduces a series of risks that could have a material adverse effect on our business, financial condition and results of operations. AI systems may produce inaccurate, biased or otherwise flawed outputs, and errors in automated decisions affecting our consumers, credit underwriting or fraud detection could expose us to financial losses and regulatory scrutiny. Furthermore, the same AI and ML capabilities we deploy to protect our platform are also being employed by malicious actors to conduct more sophisticated attacks, including AI-generated phishing campaigns, deepfake-based social engineering, synthetic identity fraud and the rapid replication of fraudulent applications impersonating our brand. A significant portion of our AI capabilities also relies on third-party vendors, which exposes us to risks associated with the confidentiality of consumer data and our limited ability to audit their outputs, particularly in contexts governed by the Brazilian Central Bank or the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados), or the “LGPD.”

The regulatory landscape governing the use of AI in financial services is rapidly evolving and remains uncertain in Brazil and internationally. Brazilian authorities, including the Brazilian Central Bank, the ANPD and the CVM, may adopt new requirements relating to the transparency, auditability and accountability of AI systems used in regulated activities, and compliance with such requirements may necessitate substantial changes to our systems, processes and governance frameworks. Failure to comply with applicable AI-related regulations, or the perception that our AI systems operate in an opaque or discriminatory manner, could result in regulatory action, fines, reputational harm and loss of consumer trust, any of which could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Legal and Regulatory Matters

Our business is subject to extensive government regulation and oversight in Brazil, and we have in the past failed to fully comply with the capital conservation buffer. Any failure to comply with current or future regulations could result in significant costs, expose us to substantial liability, or require adjustments to our business practices.

As a payment institution (instituição de pagamento) and as a multi-service bank (banco múltiplo) in Brazil, our business is subject to Brazilian laws and regulations relating to electronic payments in Brazil, comprised respectively of Brazilian Federal Law Nos. 12,865, of October 9, 2013 and 4,595 of December 31, 1964, as well as to related rules and regulations, including capital and liquidity requirements.

The Brazilian Central Bank recently introduced a new framework establishing prudential requirements for payment institutions, increasing the capital and prudential obligations to which we are subject. This framework includes Brazilian Central Bank Resolutions No. 198, 199, 200, 201 and 202, all dated March 11, 2022, as well as Resolution No. 436, dated November 28, 2024, which came fully into effect on January 1, 2025. Regulations applicable to type 3 conglomerates (the regulatory classification under which the PicPay-led conglomerate falls) impose stringent capital requirements that affect our business, financial condition, and results of operations.

The nature of our services also renders us as gatekeepers for the purposes of Brazilian Federal Law No. 9,613/1998 (Brazilian Anti-Money Laundering Law), imposing obligations to prevent, monitor, and combat money laundering, including detailed transactions, specific internal policies, and communication of suspicious operations. Any failures in our internal controls may result in fines, administrative sanctions or criminal liability.

During the year ended December 31, 2024, we became subject to minimum total capital ratio of 10.5%, minimum Tier I capital ratio of 8.5% and a minimum common equity capital ratio of 7% of risk-weighted assets (RWA), all including the required capital conservation buffer of 2.5%. While for simplicity we refer to the minimum required capital ratios as the sum of minimum requirements plus the capital conservation buffer (for example, minimum total capital requirement of 8% plus the 2.5% capital conservation buffer), non-fulfillment of the capital conservation buffer and a breach of the minimum requirement have different regulatory consequences. Non-fulfillment of the capital conservation buffer subjects the bank to limitations on the distribution of bonuses to executives and dividends to shareholders proportional to degree of non-fulfillment, while breaches of the minimum capital requirements would subject the bank to more drastic regulatory action, such as a requirement to increase capital or reduce risk weighted assets in a short period of time.

The new capital requirement framework resulted in our failure to fully comply with the capital conservation buffer, but not with the minimum capital requirements. In response, we received capital injections of R$230.0 million in 2024 (R$100.0 million on June 28, 2024 and R$130.0 million on September 19, 2024), and a total of R$1,183.4 million in 2025 across eight installments. Additionally, in November 2025, we issued R$501.6 million in Tier II subordinated debt.

On June 28, 2024, we recorded a capital increase of R$230.0 million, with a capital injection of R$100.0 million on June 28, 2024 and an additional injection of R$130.0 million on September 19, 2024. For more information, see note 20 – Equity of our consolidated financial statements included elsewhere in this annual report.

Additionally, in 2025, we received a total capital injection of R$803.5 million, divided into eight installments: the first on February 26, 2025, in the amount of R$321.8 million; the second on March 25, 2025, in the amount of R$50.0 million; the third on April 28, 2025, in the amount of R$125.5 million; the fourth on May 27, 2025, in the amount of R$50.0 million; the fifth on July 21, 2025, in the amount of R$108.4 million; the sixth on September 23, 2025, in the amount of R$149.4 million; the seventh on November 25, 2025 in the amount of R$360.0 million and the eighth on December 24, 2025, in the amount of R$20.0 million.

As of December 31, 2025, our total capital ratio was 11.74%, 1.24 percentage points above the minimum regulatory requirement of 10.5%, including the conservation buffer of 2.5%, compared to 0.81% below the minimum regulatory requirement including the conservation buffer as of December 31, 2024. On January 30, 2026, we completed our initial public offering of Class A common shares on NASDAQ, generating net proceeds of R$2.1 billion (US$403.9 million).

On February 18, 2026, R$1.5 billion was invested in PicPay Bank, with the purpose to support the bank’s growth and capital compliance.

At the beginning of 2025, new Brazilian Central Bank rules incorporating IFRS 9 measurement requirements for financial assets came into effect with more stringent expected credit loss calculation standards than those of IFRS Accounting Standards. As a result, credit provisions are higher under BACEN standards than under IFRS Accounting Standards increasing both provisioning charges and capital requirements of the conglomerate.

Furthermore, we are exposed to the risk that the capital requirements applicable to us may increase overtime. Failure to continuously maintain conservative capital levels could require us to raise additional capital, which may not be available on acceptable terms, or to modify our business. Non-compliance could also subject us to fines, sanctions, or even the suspension or revocation of licenses or authorizations to operate.

For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources and Uses of Funding” and “Item 4. Information on the Company—B. Business Overview—Regulation—Other Rules—Prudential Framework and Limits of Exposure.”

Changes in the regulatory framework governing FGTS-backed loans may reduce our ability to originate new credit products and adversely affect our loan business.

The Brazilian government materially changed the rules governing loans secured by the FGTS (Fundo de Garantia do Tempo de Serviço) “annual birthday withdrawal” (saque aniversário), a program allowing workers to withdraw part of their FGTS funds every year on their annual birthday.

These new rules include: (i) a cap on the number of annual withdrawals that can be pledged as collateral of up to five annual withdrawals until October 2026 and three annual withdrawals from November 2026 onwards; (ii) a per-installment amount range of R$100 to R$500, with a maximum total advance of R$2,500 in the first year; (iii) a restriction to a single advance transaction per year, where multiple simultaneous operations were previously permitted; and (iv) a mandatory 90-day waiting period after a worker opts into the birthday withdrawal before an advance can be requested.

These changes are expected to reduce eligible collateral, lower average ticket sizes, limit repeat borrowing, and increase customer friction, all of which may adversely affect our origination volumes, revenue growth and overall loan economics, which could have an adverse effect on our business, financial condition and results of operations.

Proposed regulations on interest-free installments (parcelamento sem juros) and credit card interest rates could reduce our revenues and adversely affect our business.

On October 3, 2023, Law No. 14,690 was published, establishing that credit card issuers must submit self-regulations to the CMN, limiting interest and financial fees charged on the outstanding credit cards balance in revolving credit (crédito rotativo) and invoice installment credit (parcelamento de fatura de cartão de crédito), which can be reviewed on an annual basis. Such self-regulations were not submitted to the CMN, thus total interest became capped at the original debt amount, following CMN regulations.

In connection with these discussions, certain market participants have proposed regulations restricting interest-free installments purchases by Brazilian merchants (parcelamento sem juros or “PSJ”), which are widely adopted in Brazil. Proposals under discussion include establishing a cap to the interchange fees in credit transactions and a limit of 12 installments for PSJ transactions. If adopted, these measures could significantly reduce revenue associated with fees charged in installment transactions.

Additionally, as part of broader regulatory discussions regarding non-financial companies providing financial services, current regulations may evolve to create additional rules and obligations applicable to payment institutions, payment scheme settlors and to the market in general. Any such developments could adversely affect our business, financial condition and results of operations.

Moreover, our acquisition of Kovr Seguradora subjects us to insurance industry regulation by the SUSEP and the CNSP, creating additional compliance obligations and regulatory risks. Upon closing of the acquisition of Kovr Seguradora, our operations, activities and ownership associated with that company will be subject to oversight by SUSEP and to regulations issued by SUSEP and CNSP. Insurance companies in Brazil are subject to comprehensive regulations covering risk underwriting, solvency and capitalization requirements, service levels, product registrations, business practices, restrictions on the origin of capital and on related-party transactions, among others, with associated penalties for non-compliance.

On December 11, 2025, Law No. 15,040 entered into force, significantly changing the legal framework for the insurance companies operating in Brazil. This law introduces strong client-protection provisions and resets certain practices and precedents, creating challenges for insurers and reinsurers, including Kovr Seguradora. The oversight of SUSEP and the regulatory changes introduced by Law No. 15,040 may restrict the activities of Kovr Seguradora, expose us to additional compliance costs and subject us to the risk of fines and other penalties, any of which could adversely affect our business, financial condition and results of operations.

For further information regarding these regulatory matters, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

Funding of digital wallets via credit card is a relevant business for us, and this product is being challenged by incumbent institutions, and Brazilian authorities are conducting an inquiry of certain players, including us. If funding of digital wallets via credit card transactions is deemed incompatible with the applicable legal and regulatory framework in Brazil, we could be required to change our products to comply with new understandings of the Brazilian authorities, which could adversely affect the results of our operations.

Our customers can fund their digital wallets choosing a wide range of options, such as electronic funds transfers from accounts held with other financial or payment institutions (wire transfers or Pix), boleto (bank slip), P2P payments, loan financing, or via credit card (thirty party or our own) transactions. Moreover, we enable customers to make Pix transactions to other users with their credit cards, in our Pix Credit product. When a customer chooses to fund their digital wallet or make Pix transactions with their credit cards, we charge the applicable fees.

Even though we believe this is a common product in the Brazilian payment industry, accepted by payment schemes networks and reviewed by the General Attorney Office of the Brazilian Central Bank, incumbent banks have been challenging this product. In this regard, Febraban recently filed a notice with the Brazilian National Consumer Office (Secretaria Nacional do Consumidor, or the “SENACON”) and a complaint with the Public Prosecutor’s Office of the State of São Paulo (Ministério Público do Estado de São Paulo), alleging that we would be granting loans to customers and that the fees charged in connection with installment transactions would be “compensating interest” (juros remuneratórios). Our business was specifically challenged in such notice.

After Febraban’s notice, SENACON issued, on January 12, 2024, a provisional measure (an injunction) against us and other industry players, and we promptly presented our response, clarifying that our business model is aligned with the best market practices, complies with the applicable legal and regulatory framework in Brazil. Following such a response, on January 19, 2024, SENACON suspended the provisional measure required by Febraban, which has appealed against such suspension and requested the Brazilian Central Bank’s further analysis on the matter. Moreover, ABRANET – Brazilian Internet Association (Associação Brasileira de Internet) filed a complaint with the Federal Attorney-General’s Office (Procuradoria Geral da República) seeking an investigation against Febraban and incumbent banks on alleged anti-competitive practices against fintechs and other players. Currently, the matter is still under the investigation of Brazilian authorities. In June 2024, Febraban submitted to SENACON, the Brazilian Central Bank and the Public Prosecutor’s Office of the State of the São Paulo a request for withdrawal regarding the representations previously filed. In October 2024, following investigations within the scope of Abranet’s representation, the Federal Attorney-General’s Office sent to the CADE’s Superintendent-General a representation for investigation of a possible antitrust violation in the Brazilian Payments Systems Market (SPB). In January 2025, CADE informed that it had initiated an Administrative Procedure to investigate anticompetitive practices by incumbent banks. The procedure is ongoing with no scheduled completion date.

If Brazilian authorities deem that funding of digital wallets via credit card transactions is incompatible with the applicable legal and regulatory framework in Brazil, we could be required to change some of our products to comply with new understandings of the Brazilian authorities, which could adversely affect our above mentioned products and results of our operations.

We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations in Brazil that affect us include: those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; bank secrecy laws, data protection and privacy laws and regulations; and securities and exchange laws and regulations. For instance, data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data. There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment.

In September 2020, Brazilian Federal Law No. 13.709/2018, called the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados), or the “LGPD,” came into effect establishing general principles, obligations and detailed rules for the collection, use, processing and storage of personal data that affects all economic sectors, including the relationship between consumers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. All legal entities are required to adapt their data processing activities to these new rules. The application of penalties provided in the LGPD became effective on August 1, 2021, and such penalties depend on the severity of the offense, according to certain criteria established by the Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or the “ANPD” under ANPD’s Resolution No. 4 of February 24, 2023. Any additional privacy laws or regulations enacted or approved in Brazil could seriously harm our business, financial condition, or results of operations. Accordingly, our personal data processing activities and digital advertising practices may change significantly, which could result in additional costs for us due to the requirements to conform our practices to the provisions set forth in the LGPD.

In particular, as we seek to build a trusted and secure platform for commerce, and as we expand our network of sellers and buyers and facilitate their transactions and interactions with one another, we will increasingly be subject to laws and regulations relating to the collection, use, retention, security, and transfer of information, including the personally identifiable information of our employees and our merchants and their consumers. As with the other laws and regulations noted above, these laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. Any failure, real or perceived, by us to comply with our posted privacy policies or with any regulatory requirements or orders or other local, state, federal, or international privacy or consumer protection-related laws and regulations could cause sellers or their consumers to reduce their use of our products and services and could materially and adversely affect our business.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the Netherlands or the United States may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations.

The Brazilian government may propose changes to the tax regime applicable to different sectors of the economy, including changes that represent an increase in our tax burden and the tax burden of our consumers and suppliers, which can negatively impact our business. These changes include changes in tax rates, tax base, tax deductibility and, occasionally, the creation of taxes (temporary or non-temporary). If these changes directly or indirectly increase our tax burden, we may have our gross margin reduced, adversely affecting our business and results of operations.

On December 20, 2023, the Brazilian Congress enacted Constitutional Amendment No. 132, or “EC 132,” which provided a broad reform of the Brazilian tax system, with the extinction of a variety of taxes currently applicable to goods and services, including social contributions, federal tax on industrialized products, the Municipal tax on services and the tax on the circulation of goods and services (the “indirect taxes”), for the creation of three new taxes on operations with goods and services: a Goods and Services Tax, or the IBS, a Federal Contribution on Goods and Services, or CBS, and an Excise Tax, or IS.

EC 132 will not be immediately effective, since there is a seven-year transition period, from 2026 to 2032, for the full implementation of the tax reform. The current indirect taxes (ICMS, IPI, ISS and PIS/Cofins) will coexist and will be gradually replaced by IBS, CBS and IS until completion of the tax reform by 2033.

In the beginning of 2025, the President of Brazil sanctioned Supplementary Law No. 214/2025, which regulates the consumption tax reform and creates the IBS and CBS, establishing a transition period prior to their effectiveness.

As a result of certain presidential vetoes, the enacted text of Supplementary Law No. 214/25 stated that investment funds were “taxpayers” for IBS and the CBS purposes. However, in June 2025, the Brazilian Congress revoked such vetoes to ensure that investments funds will not be subject to this taxation.

In December 2024, we raised funds through a securitization of receivables from our FGTS loan portfolio through a FIDC FGTS offering. Considering that the FIDC FGTS is an investment fund and it is not regarded as a “taxpayer” neither for corporate tax nor for CBS and IBS purposes, the taxation is only applied to the holders over the yields when the quotas are amortised or redeemed by them and such yields are not subject to the semiannual withholding tax (commonly known as come cotas). All of the subordinated quotas of the FIDC FGTS are held by PicPay Bank and the holders of subordinated quotas are subject to taxation on a cash basis. Moreover, the referred FIDC FGTS was incorporated with the specific purpose to raise funding to support the structure of our business. Also, the tax rates that are applicable to the FIDC FGTS are equivalent to all other FIDCs with collateral in credit rights. As of December 31, 2025, our obligations to FIDC quota holders totaled R$815.6 million.

The Brazilian Congress has enacted Law No. 15,270, which imposed a 10% withholding income tax on dividends paid, credited, distributed, allocated or remitted abroad by Brazilian companies, subject to limited grandfathering rules for profits ascertained before December 31, 2025 and specific exemptions, including for certain sovereign investors and qualifying foreign pension entities. The law also established a mechanism under which the Executive Branch may grant a tax credit where the sum of the paying company’s effective corporate tax rate (calculated as the ratio between current income tax expense and accounting profits) and the 10% withholding exceeds the applicable nominal benchmark rate. While these measures may increase the effective tax cost of cross-border dividend payments and introduce new administrative requirements for non-resident recipients, including a deadline to claim any such credit. In addition, key elements of implementation, such as how non-residents would recover credits (by refund or by offset) and how effective rates are to be computed in complex structures, are subject to further regulation and may create uncertainty, potential timing mismatches and cash flow frictions for foreign investors.

The interaction of the new withholding regime with corporate income taxes, tax treaties, and any credit or refund mechanisms could result in incremental tax leakage or double taxation exposure for non-resident shareholders, particularly if regulatory guidance is delayed or differs from market expectations. Any increase in the tax cost or administrative burden associated with distributions to non-residents could adversely affect the after-tax returns of our investors, reduce our flexibility in capital allocation and funding, and, consequently, adversely affect the trading price of our Class A common shares.

Moreover, an attempt to reform income taxation was submitted through Bill No. 2,337/2021. Although the Brazilian House of Representatives approved this bill on September 2, 2021, it has since stalled in the Brazilian Senate, which will vote on it next. This initiative proposes significant changes to the income tax legislation, such as (i) repealing the exemption from income tax on the distribution of dividends by Brazilian companies (and imposing a general 15% income tax rate), (ii) the gradual decrease of the combined Brazilian corporate income tax rates, and (iii) extinguishing the possibility of deducting expenses from the payment of interest on shareholder’s equity (juros sobre o capital próprio – JCP). The income and payroll taxation reform resulting from EC 132 are expected to include similar provisions as those attempted by Bill No. 2,337/2021.

We are still unable to quantify the effects of the changes introduced by EC 132 or any other additional reforms, if approved, as certain proposed amendments to the Constitution provide for the enactment of regulations regarding these new taxes, which regulations have not been presented yet. These changes may result in impacts for us that cannot be assessed yet. Accordingly, any increase in tax rates in Brazil, the creation of new taxes or the recognition of taxes that affect our operations may adversely affect us.

Our results of operations and financial condition may decline if certain tax incentives are not retained or renewed. For example, Brazilian Federal Law No. 11,196 currently grants tax benefits to companies that invest in research and development, provided that some requirements are met, which significantly reduces our annual income tax expense. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be seriously harmed. Our payment processing activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços), or “ISS.” Any increases in ISS rates would also harm our profitability.

In addition, Brazilian government authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the recent economic downturn in Brazil. If these proposals are enacted they may harm our profitability by increasing our tax burden, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Certain tax rules in Brazil, particularly at the local level, may change without notice. We may not always be aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations and other obligations related to disclosure of certain information, which may result in additional tax assessments and penalties for our company.

Furthermore, we are subject to tax laws and regulations that may be interpreted differently by tax authorities and us. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions imposing the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and monitoring could have a material adverse effect on our business and financial results.

We are also subject to review of the interpretation of certain laws by the Brazilian Judiciary, which may have adverse tax consequences. For instance, in February 2023, the STF, by unanimous vote, concluded that favorable judicial decisions to taxpayers (res judicata) must be automatically annulled if, after such decisions were issued, the STF reaches a different understanding on the subject matter.

For example, as a result of the decision, if previously a company obtained authorization from any Court of Justice that certain activity is not subject to tax, such permission would automatically be annulled if and when the STF makes a contrary ruling that the activity is in fact subject to tax (no retroactive effects should apply to taxable events prior to the new ruling). Hence, if there is any type of reversal of pro-taxpayer decisions and case law in the Brazilian courts that affects our business, our financial and operating results could be adversely affected.

We are subject to anti-corruption, anti-bribery, anti-terrorism and anti-money laundering laws and regulations, and any failure to comply with these regulations may lead to criminal liability, administrative and civil lawsuits, significant fines and penalties, loss of key banking and other relationships, forfeiture of significant assets, as well as reputational harm.

We operate in a jurisdiction that has a high risk of corruption and we are subject to anti-corruption, anti-bribery, anti-terrorism and anti-money laundering laws and regulations, as provided under the Applicable Anticorruption Laws, including, without limitation, the Brazilian Federal Law No. 12,846/2013 (the Brazilian Clean Companies Act), as regulated by Federal Decree No. 11,129/2022, Law No. 14,230/2021 (the Administrative Misconduct Law), Law 14,133/2021 (the Brazilian Public Procurement Law), Law 9,613/1998 (the Brazilian Anti-Money Laundering Law) and the United States Foreign Corrupt Practices Act of 1977, as amended, or the “FCPA.” Both the Clean Company Act and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements. Monitoring compliance with anti-money laundering, anti-terrorism, and anti-corruption law and sanctions rules can impose a significant burden on banks and other financial institutions, and on us, and requires significant technical capabilities. Violations of the anti-corruption, anti-bribery, anti-terrorism and anti-money laundering laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, loss of key banking and other relationships, forfeiture of significant assets, as well as reputational harm.

Applicable Anticorruption Laws provide for the strict liability of companies and their legal successors that engage in corruption. Furthermore, Applicable Anticorruption Laws provide for the joint and several liability of companies belonging to the same business conglomerate. Companies may also be held liable for corruption related offenses committed by third parties, especially if they benefited from the transactions. There is no intent or knowledge requirement for strict liability offences and therefore we could be held liable for wrongful acts even if we were not aware of them.

Liability arising from violations of Applicable Anticorruption Laws may result in severe penalties, both in the administrative and judicial spheres, including large fines, disgorgement of profits and the publication of the conviction in large scale media outlets. In addition, individuals involved in wrongful conduct may be exposed to civil, administrative, and criminal liability. In this regard, we must constantly update and enforce our internal controls to prevent, monitor and combat fraud, corruption, money laundering, and other related irregularities to prevent or mitigate judicial and administrative liability.

Regulators may increase enforcement of these obligations, which may require us to make adjustments to our compliance program, including the procedures we use to verify the identity of our consumers and to monitor our transactions. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of consumers and any change in such thresholds could result in greater costs for compliance. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new consumers to join our network and reduce the attractiveness of our products and services.

Combating money laundering and fraud is a significant challenge in the online payment services industry because transactions are conducted between parties who are not physically present, which in turn creates opportunities for misrepresentation and abuse. Criminals are using increasingly sophisticated methods to engage in illegal activities such as identity theft, fraud and paper instrument counterfeiting. Online payments companies are especially vulnerable because of the convenience, immediacy and in some cases anonymity of transferring funds from one account to another and subsequently withdrawing them, including through the use of cryptocurrencies. Our payments services may be a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering and terrorist financing. Allegations of fraud may result in fines, settlements, litigation expenses, loss of key banking and other relationships, financial and reputational damage.

Misconduct of our directors, officers, employees, consultants or third-party service providers could harm us by impairing our ability to attract and retain consumers and subjecting us to legal liability and reputational harm.

Our directors, officers, employees, consultants and third-party service providers could engage in misconduct that adversely affects our business. We are subject to a number of obligations and standards arising from our business and the violation of these obligations and standards by any of our directors, officers, employees, consultants or third-party service providers could adversely affect our consumers and us. If our directors, officers, employees, consultants or third-party service providers were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial condition or business relationships. Detecting or deterring employee misconduct is not always possible, and the precautions we take to detect and prevent this activity may not be effective in all cases. If one of our employees or consultants were to engage in misconduct or were to be accused of such misconduct, our business and our reputation could be adversely affected.

In recent years, regulatory authorities across various jurisdictions, including Brazil and the United States, have increasingly focused on enhancing and enforcing anti-bribery laws, such as the Clean Company Act and the FCPA. While we have developed and implemented policies and procedures designed to ensure compliance by us and our personnel with such laws, such policies and procedures may not be effective in all instances. Any determination that we have violated the Brazilian Clean Company Act (which establishes the strict administrative and civil liability of legal entities for the practice of harmful acts committed in their interest or benefit against the government, domestic or foreign), the FCPA, or other applicable anti-corruption laws could subject us to, among other consequences, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business, financial condition, results of operations or the market value of our Class A ordinary shares.

Increases in reserve, compulsory deposit, minimum capital and contributions to deposit insurance requirements may have a material adverse effect on us.

The Brazilian Central Bank has periodically changed the level of regulatory reserves and compulsory deposits that payment institutions and financial institutions in Brazil are required to maintain, and has adjusted compulsory allocation requirements to finance government programs and mandated contributions to the deposit insurance program maintained by the Brazilian Credit Guarantee Fund, or the “FGC.” Recent regulatory changes to the FGC framework are expected to increase our contribution obligations and impose new capital allocation requirements beginning in 2026.

Resolution CMN No. 5,238/2025, enacted on August 1, 2025 and effective June 1, 2026, introduced two new obligations for FGC member institutions whose guaranteed deposit balance exceeds defined multiples of their adjusted net equity and reference funding base: (i) a monthly additional contribution on top of the existing ordinary contribution rate, and (ii) a mandatory allocation of Brazilian federal government securities (Montante Alocado em Títulos Públicos Federais, or “MATPF”). Based on our current financial profile, we expect to be subject to the additional monthly contribution from June 2026, with the MATPF obligation potentially applying in subsequent periods as our deposit base grows. Both obligations are expected to have a monthly financial impact of less than one million reais, which, on an aggregate basis, may affect our liquidity and net interest margin.

We are evaluating mitigating measures, which may include increasing our non-guaranteed funding base, such as through institutional investor instruments or restructuring the allocation of equity within our economic conglomerate, including the transfer of capital from our payment institution to our banking subsidiary, which holds the FGC-guaranteed deposit franchise. A combination of both approaches may also be considered. There can be no assurance that any such measures will be implemented on favorable terms or at all.

Additionally, in February 2026, the board of directors of the FGC resolved that all member institutions advance a significant number of months of ordinary contributions, with the purpose of replenishing the FGC’s liquidity following substantial guarantee payments made to depositors of financial institutions placed under extrajudicial liquidation. The Brazilian Central Bank enacted Resolution BCB No. 551/2026 to partially offset the liquidity impact of this advance by permitting its deduction from compulsory deposit requirements over a corresponding period. While this mechanism substantially mitigates the near-term cash impact, it does not eliminate the residual cost differential between FGC deposits and alternative investment returns.

These changes, together with the risk of future adjustments to reserve and compulsory deposit requirements, may increase our costs and reduce our liquidity. Compulsory deposits and allocations generally do not yield the same return as other investments and deposits because a portion of compulsory deposits and allocations must be held in Brazilian government securities or return-yielding balances at the Brazilian Central Bank.

The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.

We may be in the future, party to significant legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our clients, suppliers, consumers, as well as environmental, competition, government agencies and tax authorities, particularly with respect to civil, tax and labor claims. Our indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending litigation or future litigation or investigation significantly exceed our indemnity rights, they could have a material adverse effect on our business, financial condition and results of operations and the price of our Class A common shares. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business. See “Business—Legal Proceedings.”

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights, copyrights, trademarks and trade secrets to establish and protect our proprietary technology. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete.

We may also be subject to costly litigation in the event our services and technology infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents or other assets protected by intellectual property rights that could be infringed by our services or technology. Any of these third parties could make a claim of infringement against us with respect to our services or technology. We may also be subject to claims by third parties for breach of copyright, trademark, license usage or other intellectual property rights. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims or could prevent us from registering our brands as trademarks. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even if we believe that intellectual property related claims are without merit, defending against such claims is time-consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, change our brands, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services or using certain of our brands. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted.

Moreover, we believe our brand has contributed significantly to the historical success of our business. Maintaining, protecting and enhancing our brand is critical to expanding our consumer base, our loan portfolio and our third-party partnerships, as well as increasing engagement with our products and services. Our success in this regard will depend largely on our ability to remain – or, in markets into which we expand, become – widely known, gain and maintain our consumers’ trust, be a technology leader and provide reliable, high-quality and secure products and services that continue to meet the needs of our consumers at competitive prices, as well as the effectiveness of our marketing efforts and our ability to differentiate our services and platform capabilities from competitors’ products and services.

We believe that maintaining and promoting our brand in a cost-effective manner is critical to achieving widespread acceptance of our products and services and to expand our consumer base. Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable and innovative products and services, which we may not do successfully. Our brand promotion activities may not generate consumer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in promoting our brand. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, we would lose significant market share and our business would be materially and adversely affected. Further, our success in the introduction and promotion of new products and services, as well as the promotion of existing products and services, may be partly dependent on our visibility on third-party advertising platforms. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the introduction and promotion of our products and services and our brand more expensive or more difficult. If we are unable to market and promote our brand on third-party platforms effectively, our ability to acquire new consumers would be materially harmed, which would adversely affect our business, financial condition and results of operations.

We are subject to regulatory activity and antitrust litigation under competition laws.

We are subject to scrutiny from governmental agencies under competition laws in the countries in which we operate. Some jurisdictions also provide private rights of action for competitors or consumers to assert claims of anticompetitive conduct. Other companies or governmental agencies may allege that our actions violate antitrust or competition laws, or otherwise constitute unfair competition. Contractual agreements with buyers, sellers, or other companies could give rise to regulatory action or antitrust investigations or litigation. Also, our unilateral business practices could give rise to regulatory action or antitrust investigations or litigation. Some regulators may perceive our business to have such significant market power that otherwise uncontroversial business practices could be deemed anticompetitive. Any such claims and investigations, even if they are unfounded, may be expensive to defend, involve negative publicity and substantial diversion of management time and effort, and could result in significant judgments against us.

Recent regulatory changes to the risk management framework applicable to payment arrangements in Brazil may increase operational and capital requirements and adversely affect our business, financial condition and results of operations.

In response to identified deficiencies in the risk management practices of payment arrangements and following recent disruptions involving small and mid-sized market participants that resulted in significant losses across the industry, the Brazilian Central Bank has enhanced the regulatory framework applicable to payment arrangements within the Brazilian Payment System. On November 10, 2025, the Brazilian Central Bank issued BCB Resolution No. 522, which introduced changes to the rules governing centralized risk management in payment arrangements, with the objective of increasing the robustness, transparency and effectiveness of mechanisms designed to ensure the proper settlement of payment transactions.

These regulatory developments place greater emphasis on the responsibility of arrangement participants and, in particular, on the obligation to ensure the full settlement of transactions, including in stress scenarios involving participant default or operational failure. As part of this enhanced framework, participants may be required to adopt more stringent risk management practices, implement more robust monitoring and control systems, and contribute to enhanced protection mechanisms, including through the provision of additional guarantees, liquidity resources or other financial safeguards.

In particular, the new framework may result in an increase in the volume, frequency or complexity of guarantees and other financial resources that participants are required to post or maintain in connection with their activities in payment arrangements. These requirements may be determined based on transaction volumes, risk exposure, stress testing methodologies or other criteria established by arrangement rules or regulatory guidance, and may be subject to ongoing review and adjustment. As a result, we may be required to allocate additional capital or liquidity resources to meet these requirements, which could increase our cost of operations and reduce the capital available for other business purposes.

The enhanced regulatory expectations regarding centralized risk management, transparency, governance and allocation of responsibilities among participants may require us to modify our operational processes, contractual arrangements and systems, and may expose us to increased supervisory scrutiny and enforcement risk. The implementation of these changes may involve significant costs, require substantial management attention and create operational challenges, particularly during the transition period.

Furthermore, the adoption of more stringent and uniform risk management requirements across payment arrangements may affect competitive dynamics within the industry, including by reducing cost differentials among participants, increasing barriers to entry for smaller players or altering the economics of certain products and services, including those related to credit card transactions and receivables.

If we are unable to comply with these new requirements in a timely and cost-effective manner, or if these regulatory changes materially increase our capital, liquidity or operational burden, our business, financial condition and results of operations could be materially and adversely affected.

Developments and uncertainties in the regulatory and legal framework applicable to the assignment of card receivables (cessão de recebíveis) may adversely affect our business, financial condition and results of operations.

Our business includes, and may increasingly rely on, the assignment and acquisition of credit card receivables, including through transactions with financial institutions, investment funds and other market participants. The Brazilian market for the assignment of receivables, particularly those arising from payment arrangements involving card issuers, acquirers and sub-acquirers, has been subject to evolving legal and regulatory interpretations, including with respect to the rights and obligations of the parties involved in such transactions.

Recent market developments, particularly those arising from the liquidation of Entrepay, a payment institution that engaged in the assignment of card receivables to multiple counterparties while allegedly failing to transfer the corresponding proceeds to merchants, have triggered broader discussions and disputes in the market. In this context, assignees that acquired receivables in good faith and for value and underlying creditors, such as merchants that originated the receivables but did not receive payment, have asserted competing claims over the same cash flows generated by card issuers. These developments have raised questions regarding whether, and under what circumstances, assignees may be required to ensure that the purchase price paid in connection with a receivables assignment is effectively transferred to the original creditor of the assigned obligation, as well as whether such assignees could be subject to additional obligations or liabilities.

As a result of these and other developments, Brazilian courts, regulators and market participants may adopt interpretations or implement measures that modify the current legal and operational framework applicable to assignments of receivables. Such changes could include, among others, (i) the imposition of additional diligence, monitoring or verification obligations on assignees, (ii) limitations on the enforceability of assignments vis-à-vis third parties, including merchants, (iii) requirements to segregate or track the flow of funds between assignors and underlying creditors, or (iv) the reallocation of credit risk among participants in the payments chain.

Any such developments could increase the legal, operational and compliance risks associated with our receivables-related activities, result in higher transaction costs, reduce the attractiveness or availability of receivables as a funding or investment instrument, or expose us to litigation, regulatory scrutiny or financial losses. In addition, uncertainty regarding the enforceability of receivables assignments or the priority of claims over related cash flows could adversely affect market liquidity and pricing for these assets, which could in turn have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political and economic conditions, could harm us and the price of our Class A common shares.

The Brazilian government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

●	growth or downturn of the Brazilian economy;

●	interest rates and monetary policies;

●	exchange rates and currency fluctuations;

●	inflation;

●	liquidity of the domestic capital and lending markets;

●	import and export controls;

●	exchange controls and restrictions on remittances abroad;

●	modifications to laws and regulations according to political, social and economic interests;

●	fiscal policy and changes in tax laws;

●	economic, political and social instability;

●	labor and social security regulations;

●	energy and water shortages and rationing; and

●	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our Class A common shares. We cannot predict what measures the Brazilian government will take in the face of mounting macroeconomic pressures or otherwise.

The President of Brazil has the power to determine policies and issue governmental decrees related to the conduct of the Brazilian economy and, consequently, affect the operations and financial performance of companies, including ours. It is not possible to predict which policies the President will adopt, nor whether such policies or changes in current policies could have an adverse effect on us or the Brazilian economy.

These and other future developments in the Brazilian economy and governmental policies could have a material adverse effect on us. We have no control over and cannot predict the measures and policies the Brazilian government may adopt in the future.

Political instability in Brazil may harm us and the price of our Class A common shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

Brazilian markets experienced heightened volatility in the last decade due to uncertainties related to a number of ongoing investigations of accusations of money laundering and corruption conducted by the Brazilian Federal Police and the Federal Prosecutor’s Office, including the largest investigation, known as Lava Jato. These investigations adversely affected the Brazilian economy and political scenario. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies have been convicted of corruption, including by offering or accepting bribes or kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies.

The ultimate outcome of these investigations is uncertain, but they have so far had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. The development of those unethical conduct cases has and may continue to adversely affect us.

In October 2022, former President Luiz Inácio Lula da Silva won the 2022 presidential elections and took office on January 1, 2023. After the results of the presidential election were announced, certain groups formed by extreme supporters of the defeated candidate organized public protests against the use of electronic ballot boxes and alleged certain electoral conspiracies. Any deterioration of the political environment in Brazil could affect the confidence of investors and the general public.

The president of Brazil has the power to determine policies and issue governmental acts related to the Brazilian economy that affect the operations and financial performance of companies, including us. For example, through the CMN and the Brazilian Central Bank, the Brazilian government introduces measures to control inflation that affect liquidity, financing strategy, loan growth or even our profitability, as well as the solvency of our clients and end consumers. We cannot predict which policies the incumbent president will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy.

In the beginning of February 2025, new presidents were elected both for the House of Representatives (Câmara dos Deputados) and the Senate (Senado) in Brazil. The new congressional leadership may influence legislative priorities and the regulatory environment, potentially leading to shifts in policy that could affect our business activities.

The term of office of Mr. Roberto Campos Neto as the president of the Brazilian Central Bank concluded at the end of the 2024 fiscal year. Within the scope of his responsibilities as president of Brazil, President Lula has appointed Gabriel Galípolo as the new president of the Brazilian Central Bank for a four-year term, starting in January 2025. As this position holds significant influence over monetary policy and economic regulation within the country, changes in leadership can result in shifts in policy direction. We cannot predict which policies the new president will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy and regulatory landscape.

Uncertainty regarding political developments and the policies the Brazilian government may adopt or alter may have material adverse effects on the macroeconomic environment in Brazil, as well as on the operations and financial performance of businesses operating in Brazil, including ours. Any of the factors above may create political instability that could harm the Brazilian economy and, consequently, adversely affect our business.

Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future could harm our business and the price of our Class A common shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation policies adopted to curb inflationary pressures and uncertainties regarding possible future government intervention have contributed to economic uncertainty and heightened volatility in the Brazilian economy and capital markets.

Brazil experienced inflation of 23.1%, 17.8%, 5.5%, (3.2)%, 6.5% and 4.26% in the years ended December 31, 2020, 2021, 2022, 2023, 2024 and 2025, respectively, as measured by the General Market Price Index (Índice Geral de Preços – Mercado), or “IGP-M,” compiled by the Getulio Vargas educational foundation (Fundação Getulio Vargas), or “FGV.” Inflation expectations for 2026 and 2027, as measured by the Focus Bulletin of March 20, 2026, are around 3.45% and 4.00%, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the CDI was unstable during the past three years, reaching 11.75%, 12.15% and 14.32% per annum, as of December 31, 2023, 2024 and 2025, respectively. However, future measures taken by the Brazilian government to control inflation could include higher interest rates. Conversely, more lenient government and Brazilian Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In the year ended December 31, 2023, the real appreciated 7.2% against the U.S. dollar to an exchange rate of R$4.8413 per US$1.00. In the year ended December 31, 2024, the real depreciated 27.9% against the U.S. dollar to an exchange rate of R$6.1923 per US$1.00. Finally, in the year ended December 31, 2025, the real appreciated 11.0% against the U.S. dollar to an exchange rate of R$5.5024 per US$1.00. There can be no assurance that the real will not further appreciate or depreciate against the U.S. dollar or other currencies in the future.

Depreciation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. Depreciation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. We and certain of our suppliers purchase goods and services from countries outside of Brazil, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of goods and services that we purchase. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.

Fluctuations in interest rates may have a material adverse effect on our business.

Our operations include processing consumer transactions made using credit cards, as well as providing for the prepayment of merchants’ receivables when consumers make purchases in installments. If Brazilian interest rates were to increase, consumers may choose to make fewer purchases using credit cards; and fewer consumers may decide to make payments in installments if our overall financing costs require us to increase the cost of our installment payment solutions to our clients. Higher interest rates might also negatively affect demand for loans from our clients as well as result in increases in credit loss rates, as consumers may decide to borrow less or may be unable to afford higher interest on outstanding loans. On the other hand, a decrease in interest rates would cause a reduction in our revenues from investing funds obtained from non-remunerated deposits and other non interest-bearing liabilities. Any of these factors could cause our business activity levels or our margins to decrease, which could materially adversely affect our financial condition and results of operations.

In addition, increases in interest rates and our costs of funding would also increase our liquidity risk. Our cost of obtaining funds is directly related to prevailing interest rates and to our credit spreads, with increases in these factors increasing our cost of funding. Notably, interest rates in Brazil, as well as in various countries around the world, have risen in response to generally higher inflation rates in the post-COVID-19 pandemic period. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile. Disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us, or at all. In the event of a sudden or unexpected shortage of funds in the banking system, we cannot be certain that we will be able to maintain levels of funding without incurring higher funding costs, a reduction in the tenor of funding instruments or the liquidation of certain assets, which would materially adversely affect our business.

We are subject to economic and political risk, the business cycles and volatility in the overall level of consumer, business and government spending, which could negatively impact our business, financial condition and results of operations.

The industries in which we operate depend heavily on the overall level of consumer, business and government spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. A sustained deterioration in general economic conditions, including a rise in unemployment rates in Brazil, or increases in interest rates may adversely affect our financial performance by reducing the number or average purchase amount of transactions made using electronic payments and/or compromise the credit quality of our loan portfolio. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If our consumers make fewer transactions or spend less money per transaction, we will have fewer transactions to process at lower amounts, resulting in lower revenue.

Relatedly, to mitigate our economic risks (such as interest rates and foreign exchange), we enter into derivative contracts or other hedging instruments, which exposes us to counterparty risk. Any limitation on the trading of these derivative contracts or hedging instruments could materially and adversely affect us. Separately, because we routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks and other institutional consumers, defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry could lead to market-wide liquidity problems that could negatively impact our business, financial condition and results of operations.

In addition, a recessionary economic environment could affect our merchants through a higher rate of bankruptcy filings, resulting in lower revenues and earnings for us.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazil’s Gross Domestic Product, or “GDP,” was 2.3%, 3.4%, 2.9% and 2.9% in the years ended December 31, 2025, 2024, 2023 and 2022, respectively. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of securities issued by companies operating in Brazil, including the price of our Class A common shares.

The market for securities of companies operating in Brazil, including us, is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries and regions. To the extent the conditions of the global markets or economy deteriorate, the business of companies operating in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of Brazil’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to Brazilian companies and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Global markets have experienced heightened volatility and disruptions following the escalation of geopolitical tensions, including the military conflict between Russia and Ukraine, the Israel-Hamas conflict, and broader instability involving Israel, the United States and Iran in the Middle East. These developments may continue to disrupt global and regional markets, contributing to significant volatility in raw materials prices (particularly oil and gas), higher prices for commodities such as food products, ingredients and energy, increased inflation in certain countries, and disruptions to trade flows and supply chains. We continue to monitor these and other geopolitical conflicts, including the current instability in Venezuela, and assess their potential impact on our business. The intensity and the duration of these conflicts, as well as their economic implications and the broader effects of global geopolitical instability, remain highly uncertain.

The reactions of investors to geopolitical developments may have an adverse effect on the market value of securities issued by Brazilian companies. Moreover, the increasing globalization of capital markets has heightened countries’ vulnerability to external shocks, such as economic slowdowns or recessions in other regions. Crises abroad may therefore reduce investor confidence in Brazilian issuers, including our common shares.

In particular, tensions involving the United States and Iran in the Middle East may indirectly affect our business through several channels: (i) higher global oil prices, potentially fueling inflation in Brazil and prompting the Brazilian Central Bank to maintain or raise the Selic rate, thereby increasing our funding costs and compressing net interest margins; (ii) increased foreign exchange volatility, as risk-off sentiment reduces capital flows to emerging markets and contributes to the depreciation of the Brazilian Real against the U.S. Dollar; (iii) weaker investor appetite for emerging market issuers, which may limit our access to international capital markets on favorable terms; and (iv) heightened compliance expectations related to U.S. sanctions regimes applicable to Nasdaq-listed companies, including under OFAC regulations, potentially increasing our operational and compliance costs.

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for securities related to companies operating in Brazil, such as our Class A common shares and may harm our business and the price of our Class A common shares.

We may be affected by trade policies and other measures adopted by the U.S. administration, including the imposition of additional tariffs on Brazilian products and services.

We have no control over and cannot predict the effect of U.S. administration policies. The current U.S. administration has reinforced certain economic policies, including the expansion of tariffs on a range of goods from key trading partners such as China, the European Union and Brazil. In relation to Brazil, for example, the U.S. government recently announced a 50% tariff on certain Brazilian imports,  including industrial goods, commodities and agricultural products, which took effect, subject to certain exceptions, on August 6, 2025. Moreover, on July 30, 2025, the U.S. government sanctioned Brazilian Supreme Court justice Alexandre de Moraes pursuant to the Global Magnitsky Human Rights Accountability Act and Executive Order 13818. In addition, on February 20, 2026, the U.S. Supreme Court ruled that the International Emergency Economic Powers Act (IEEPA) does not grant the U.S. President authority to impose tariffs, invalidating previous levies.

The U.S. administration has also mentioned potential trade actions against Brazil and other BRICS countries based on their association with Russia and efforts to reduce dependence on the U.S. dollar in international trade. These measures have contributed to heightened geopolitical tensions, increased market volatility, and growing uncertainty regarding the future of international trade and capital flows. We cannot predict what other measures the U.S. government may take in the future.

Increased tariffs and the potential for further trade restrictions may lead to a slowdown in global trade and economic activity, with disproportionate effects on emerging markets like Brazil. Such developments could result in greater currency volatility, reduced foreign investment flows, higher inflation, and increased interest rates in affected jurisdictions, including Brazil, all of which can negatively impact credit availability, borrowing costs, and the demand for financial products and services. Given our operations in Brazil’s financial sector, these adverse macroeconomic impacts could result in reduced credit origination, higher default rates, lower demand for our financial products and increased funding costs. Additionally, any regulatory shifts impacting cross-border capital flows could restrict our access to international funding sources or affect the value of assets and liabilities denominated in foreign currencies. As a result, ongoing or future policies implemented by the current U.S. administration may have an adverse effect on our business, financial condition and results of operations.

Any downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

Following a prolonged period of stability, the rating agencies began to review Brazil’s sovereign credit rating in August 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

●	Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook in December 2015, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. It subsequently downgraded the rating to BB in May 2016.

●	In January 2018, Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BB to BB-minus with a stable outlook in light of doubts regarding the presidential election and social security reform efforts. In February 2019, Standard & Poor’s reaffirmed Brazil’s sovereign credit rating at BB-minus with a stable outlook. In December 2019, Standard & Poor’s affirmed Brazil’s sovereign credit rating at BB minus with a positive outlook. In December 2023, Standard & Poor’s upgraded Brazil’s sovereign debt credit rating to BB, outlook stable.

●	In October 2024, Moody’s upgraded Brazil’s sovereign debt credit rating from Ba2 to Ba1 with a positive outlook. In May 2025, Moody’s reaffirmed the Ba1 rating but revised the outlook to stable.

●	In July 2023, Fitch upgraded Brazil’s sovereign credit rating to BB with a stable outlook and in June 2025, it reconfirmed the stable outlook.

As of the date of this annual report, Brazil’s sovereign credit ratings were BB- with a stable outlook, Ba2 with a stable outlook and BB with a stable outlook by Standard & Poor’s, Moody’s and Fitch, respectively, which is below investment grade.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities issued by companies with significant Brazilian operations have been negatively affected. An economic downturn in Brazil, as well as continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

We may face restrictions and penalties under the Brazilian Consumer Protection Code in the future, and rules seeking to reduce consumer over-indebtedness may drive consumers and potential consumers away from our products.

Brazil has a series of strict consumer protection statutes, collectively known as the Consumer Protection Code (Código de Defesa do Consumidor), that are intended to safeguard consumer interests and that apply to all companies in Brazil that supply products or services to Brazilian consumers. These consumer protection provisions include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor), or “PROCONs,” which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (Secretaria Nacional do Consumidor), or “SENACON.” Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta), or “TAC.” Brazilian Public Prosecutor Offices may also commence investigations related to consumer rights violations and this TAC mechanism is also available for them. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutor Offices may also file public civil actions against companies in violation of consumer rights, seeking strict observance of the consumer protection law provisions and compensation for the damages consumers may have suffered. To the extent consumers file proceedings relating to consumer rights against us in the future, we may face reduced revenue due to refunds and fines for non-compliance that could negatively impact our results of operations.

Moreover, on July 2, 2021, Brazilian Law No. 14,181, or the “Over Indebtedness Law,” created a chapter in the Consumer Protection Code dedicated to responsible credit and financial education, with new provisions that require specific information to be provided to the consumer when granting credit or in installment sales, such as the effective monthly interest rate, interest on arrears and late payment charges. Moreover, Decree No. 11,150 was enacted on July 26, 2022, determining a “base minimum” (“mínimo existencial”) for the prevention, treatment and conciliation of situations of over-indebtedness in consumer debt, at the rate of 25% of the minimum wage. On June 20, 2023, Decree No. 11,567 was enacted, changing the previous rate to the fixed amount of R$600.00. This new set of rules may contribute to driving consumers and potential consumers away from our products and to file complaints against us with grounds in over indebtedness situations, which could adversely impact our business, financial condition and results of operations.

Risks Relating to Being a Foreign Private Issuer and a Controlled Company

As a foreign private issuer, we will have different disclosure and other requirements than U.S. domestic registrants.

As a foreign private issuer, we may be subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Dutch legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We will follow Dutch laws and regulations that are applicable to Dutch public liability companies of which shares are admitted to listing on a stock exchange outside of the European Union. However, Dutch laws and regulations applicable to such Dutch public limited liability companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Dutch law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS Accounting Standards. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS Accounting Standards as issued by the IASB. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions of Section 16 of the Exchange Act.

We cannot predict if investors will find our Class A common shares less attractive because we will rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and our share price may be more volatile.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to shareholders of U.S. domestic companies.

As a foreign private issuer, we are permitted to, and we will, follow certain home country corporate governance practices instead of those otherwise required under Nasdaq’s rules for domestic U.S. issuers, provided that we disclose any significant ways in which our corporate governance practices differ from those followed by domestic companies under Nasdaq listing standards. We follow Dutch corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of:

●	Rule 5605(b)(2), pursuant to which independent directors must have regularly scheduled meetings with only the independent directors present;

●	Rule 5605(d), pursuant to which each listed company must have a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

●	Rule 5605(e), pursuant to which director nominees must be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;

●	Rule 5620(b), pursuant to which each listed company that is not a limited partnership must solicit proxies and provide proxy statements for all meetings of shareholders and must provide copies of such proxy solicitation to Nasdaq;

●	Rule 5620(c), pursuant to which each listed company that is not a limited partnership must provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, and that a listed company must have a quorum of at least 33 1/3 % of the outstanding shares of the company’s common voting stock;

●	Rule 5635 pursuant to which shareholder approval is required prior to:

o	the issuance of securities in connection with the acquisition of the stock or assets of another company, in certain circumstances;

o	the issuance of securities when the issuance or potential issuance will result in a change of control of the company;

o	the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions;

o	the issuance of securities equal to 20% or more of the ordinary shares or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the shares;

●	Rule 5250(b)(3), pursuant to which a listed company must disclose the material terms of all agreements and arrangements between any director or nominee for director, and any person or entity other than the company relating to compensation or other payment in connection with such person’s candidacy or service as a director of the company; and

●	Rule 5250(d), pursuant to which a listed company must distribute annual and interim reports in the manner set forth in in the rule.

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Foreign Private Issuer Status” for more information.

Availing ourselves of these or any other foreign private issuer exemptions now or in the future, as opposed to complying with the requirements that are applicable to U.S. domestic companies, may reduce the scope of information and protection to which you are or otherwise would be entitled as an investor under Nasdaq’s corporate governance rules.

As a “controlled company” within the meaning of the corporate governance standards of Nasdaq, we will qualify for, and may rely on, exemptions from certain corporate governance requirements. As a result, you may not have the same protections afforded to shareholders of companies that are not “controlled companies.”

J&F Participações, which is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, beneficially owns 23.5% of our Class A common shares and 100% of our Class B common shares, which represents approximately 96.4% of the combined voting power in our general meeting. Accordingly, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under Nasdaq rules, a “controlled company” (which is a company of which more than 50% of the voting power is held by an individual, group or another company) may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that: (1) a majority of the board of directors consist of independent directors; (2) the board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (3) the board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We currently rely on some of these exemptions, which are also applicable to foreign private issuers. For instance, our compensation and nominating committees are not required to consist entirely of independent directors in accordance with Nasdaq corporate governance rules. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements applicable to companies that are not “controlled companies.” Even if we were to lose our foreign private issuer status but remain a “controlled company,” we may elect to avail ourselves of some or all of the “controlled company” exemptions under Nasdaq corporate governance rules.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our outstanding voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Risks Relating to Our Class A Common Shares

The market price and liquidity of our Class A common shares may decline due to market volatility and other factors. If the market price of our Class A common shares decreases, you could lose a significant part of your investment.

The market price of our Class A common shares may be influenced by many factors, some of which are beyond our control, including:

●	the failure of financial analysts to cover our Class A common shares after our initial public offering or changes in financial estimates by analysts;

●	actual or anticipated variations in our operating results;

●	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A common shares or the shares of our competitors;

●	announcements by us or our competitors of significant contracts or acquisitions;

●	future sales of our shares; and

●	investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our Class A common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of our Class A common shares could be seriously harmed.

Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline.

Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our Articles of Association, we are authorized to issue up to 186,000,000 Class A common shares, 345,000,000 Class B common shares and 10 conversion shares, of which 86,451,624 Class B common shares are outstanding and 43,135,919 Class A common shares are outstanding as of the date of this annual report. We have agreed with the underwriters in connection with our initial public offering, completed on January 30, 2026, subject to certain exceptions, not to issue, offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following January 28, 2026. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our Class A common shares.

In addition, we have adopted a restricted share plan, pursuant to which have the discretion to grant shares to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Incentive Plan.” We intend to register all common shares that we may issue under our restricted share plan. Once we register these common shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements, and any other applicable restrictions. If a large number of our common shares or securities convertible into our common shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our common shares and impede our ability to raise future capital.

We have granted the holders of our Class B common shares preemptive rights to acquire shares that we may issue in the future, which may impair our ability to raise funds.

Under our Articles of Association, the holders of our Class B common shares are entitled to pre-emptive rights to subscribe for additional Class B common shares in the event that we issue common shares, upon the same economic terms and at the same price as Class A common shares, in order to allow them to maintain their proportional ownership interests. The exercise by the holders of our Class B common shares of pre-emptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. The pre-emptive rights will be excluded with respect to the issuance of shares following the exercise of the underwriters’ option to purchase additional Class A common shares. For more information, see “Item 10. Additional Information— B. Memorandum and Articles of Association—Pre-emptive or Similar Rights.”

Anti-takeover provisions in our Articles of Association could deter potential acquirers and make an acquisition of us difficult, limit attempts by our shareholders to replace or remove our current directors, and limit the market price of our common shares.

The European Directive on Takeover Bids (2004/25/EC) has been implemented in Dutch legislation but applies only to companies whose shares are admitted to listing and trading on an EU regulated market. Given that the Class A common shares are only admitted to listing and trading on Nasdaq, these provisions are not applicable.

Our Articles of Association contain provisions that, although they do not make us immune from takeovers, may delay or prevent a change of control, discourage bids at a premium over the market price of Class A common shares and adversely affect the market price of common shares and the voting and other rights of our shareholders. These provisions include:

●	provisions establishing a dual class share structure, not taking into consideration the conversion shares, which, for so long as Class B common shares are issued and outstanding, will allow the holders of Class B common shares to control the outcome of most corporate matters requiring shareholder approval, to the extent these resolutions do not require a qualified majority, even if the number of Class B common shares represent significantly less than a majority of the number of issued and outstanding common shares. As a result, the holders of Class B common shares could delay or prevent the approval of a change of control transaction that may otherwise be approved by the holders of our issued and outstanding Class A common shares; and

●	minimum shareholding thresholds, based on nominal value, for shareholders to call general meetings or to add items to the agenda for those meetings.

For more information, see “Item 10. Additional Information— B. Memorandum and Articles of Association—Anti-Takeover Provisions in our Articles of Association.”

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the operation of our business and future growth. We do not intend to pay any dividends to holders of our Class A common shares. As a result, capital appreciation in the price of our Class A common shares, if any, will be your only source of gain on an investment in our Class A common shares.

The disparity in the voting rights among the classes of our shares may have a potential adverse effect on the price of our Class A common shares, and may limit or preclude your ability to influence corporate matters.

Each Class A common share will entitle its holder to one vote per Class A common share on all matters submitted to a vote of our shareholders. Each holder of our Class B common shares will be entitled to 10 votes per Class B common share.

The difference in voting rights could adversely affect the value of our Class A common shares by, for example, delaying or deferring a change of control or if investors view, or any potential future purchaser of our company views, the superior voting rights of the Class B common shares to have value. Because of the ten-to-one voting ratio between our Class B and Class A common shares, the holders of our Class B common shares collectively will continue to control a majority of the combined voting power in our general meeting and therefore be able to control all matters submitted to our shareholders so long as the Class B common shares represent at least 9.1% of all outstanding Class A and Class B common shares. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

Future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions, such as certain transfers effected to permitted transferees or for estate planning or charitable purposes. The conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those holders of Class B common shares who retain their shares in the long term. For a description of our dual class structure, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights.”

In addition, our dual-class structure may result in a lower or more volatile market price of our Class A common shares or in adverse publicity or other adverse consequences. For example, certain index providers have imposed restrictions on including companies with multiple-class share structures in certain of their indexes. FTSE Russell requires new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders. Moreover, several stockholder advisory firms have announced their opposition to the use of dual-class structures. As a result, our dual-class structure may prevent the inclusion of our Class A common shares in these indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common shares. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common shares.

We are incorporated under and subject to Dutch law, which may afford less protection to our shareholders than U.S. laws.

Our corporate affairs are governed by our Articles of Association and Dutch law. Dutch law may afford less protection to our shareholders than U.S. laws and may differ in some material respects from laws generally applicable to U.S. companies and shareholders, including the provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. There may be less publicly available information about us than is regularly published by or about U.S. companies.

Dutch law governing the shares of Dutch companies may not be as extensive as those in effect in the United States, and Dutch law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” For example, neither our Articles of Association nor Dutch law provides for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws.

All our general meetings of shareholders shall take place in Amsterdam, Amstelveen or Haarlemmermeer (Schiphol Airport), the Netherlands. Shareholders may vote by proxy or in person at any general meeting.

The ability of shareholders to effect service of process or enforce civil liabilities under U.S. securities laws may be limited.

We are a public limited liability company under Dutch law and the majority of its directors and executive officers are (at that time) residents of countries other than the United States. Substantially all of our assets and the assets of some of our directors and executive officers are located outside the United States. As a result, it may not be possible for investors in the Class A common shares to effect service of process within the United States upon such persons or upon us or to enforce in U.S. courts or outside the United States judgments obtained against such persons or against us. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of U.S. securities laws and there is doubt as to the enforceability, in the Netherlands, of original actions or actions for enforcement based on the federal securities laws of the United States or judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States.

The United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a final judgment for the payment of money rendered by U.S. courts based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, that party may submit to the Dutch court the final judgment that has been rendered in the United States. A judgment by a federal or state court in the United States against us will neither be recognized nor enforced by a Dutch court but such judgment may serve as evidence in a similar action in a Dutch court. Additionally, based on Dutch Supreme Court case law, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim if that judgment: (1) resulted from legal proceedings compatible with Dutch notions of due process (goede procesorde); (2) does not contravene public policy of the Netherlands (openbare orde); (3) was a decision of a court that has accepted its jurisdiction on internationally accepted principles of private international law; and (4) is not incompatible with (a) a prior judgment of a Dutch court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that the prior judgment qualifies for recognition in the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent they are necessary to compensate actual loss or damages.

Dutch law provides that courts at the corporate seat of the issuer have jurisdiction for certain disputes between us and our shareholders, which could limit our shareholders’ ability to bring a claim in a U.S. court for disputes with us or members of our board of directors, senior management or employees.

Dutch law provides that the courts at the corporate seat of the issuer are the exclusive forum for, inter alia, any legal challenge by a shareholder of a resolution of the general meeting. This may limit a shareholders’ ability to bring a claim in a U.S. court for disputes with PicPay Netherlands or members of our board of directors, senior management or other employees, which may discourage lawsuits against PicPay Netherlands and members of our board of directors, senior management or other employees. This exclusive forum does not apply to claims under the Securities Act or the Exchange Act.

Instead, our Articles of Association provide that, unless our board of directors consents in writing to the selection of an alternative forum for the resolution of a specific complaint, the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by applicable law, shall be the federal district courts of the United States. The foregoing shall not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in any security of PicPay Netherlands shall be deemed to have taken notice of and consented to the exclusive forum provision included in our Articles of Association as described in this risk factor.

Notwithstanding the foregoing, we note that holders of our securities cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision may not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Act or the Exchange Act, or the respective rules and regulations promulgated thereunder.

The preceding exclusive forum provisions described in this risk factor may increase litigation costs or limit a shareholder’s ability to bring a claim in a U.S. court for disputes with PicPay or members of our board of directors, senior management or other employees, which may discourage lawsuits against the Company and members of our board of directors, senior management and other employees. In addition, the enforceability of exclusive forum provisions in our Articles of Association is uncertain. If a court were to find any of the exclusive forum provisions described in this risk factor to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares will be payable only in reais.

Substantially all of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we will not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the Brazilian real will only be satisfied in Brazilian currency at the exchange rate, as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not fully compensate non-Brazilian investors for any claim arising out of or related to our obligations under the Class A common shares.

There is a risk that we are a passive foreign investment company for U.S. federal income tax purposes, and such classification could result in materially adverse U.S. federal income tax consequences for U.S. investors.

We will be a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of our gross income consists of “passive income” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. For this purpose “passive income” generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions with exceptions for, among other things, dividends, interest, rents and royalties received from certain related companies to the extent attributable (in accordance with U.S. Treasury regulations) to non-passive income derived by such related companies, as well as for gains from sale or exchange of inventory or similar property. For purposes of the PFIC asset test, the aggregate fair market value of the assets of a publicly traded non-U.S. corporation is generally treated as being equal to the sum of the aggregate value of the outstanding stock and the total amount of the liabilities of such corporation, or the “Market Capitalization,” and the excess of the fair market value of such corporation’s assets as so determined over the book value of such assets is generally treated as goodwill that is a non-passive asset to the extent attributable to such corporation’s non-passive income. In addition, for the PFIC asset test, cash and cash equivalents are considered passive assets. Based on our gross income, gross assets and the nature of our business, it is possible that we were a PFIC for the taxable year ended December 31, 2025 and may be classified as a PFIC in the current taxable year or in the foreseeable future. There can be no assurance that we will not be considered a PFIC for any taxable year because the determination of whether we are a PFIC is made annually and is based on the composition of our gross income, the value of our assets (including goodwill), Market Capitalization and activities in those years. Because our Market Capitalization generally will be determined by reference to the aggregate value of our outstanding common shares, our PFIC status will depend in large part on the market price of the common shares, which may fluctuate significantly. If we are classified as a PFIC for any taxable year, U.S. investors may be subject to adverse U.S. federal income tax consequences, including increased tax liability on gains from dispositions of common shares and certain excess distributions, and a requirement to file annual reports with the U.S. Internal Revenue Service. Prospective U.S. investors should consult their tax advisors regarding our PFIC status and the consequences to them if we were classified as a PFIC for any taxable year.

Notwithstanding the above, certain elections may be available to U.S. Holders with respect to our common shares, such as a “mark-to-market” election, which may mitigate the adverse consequences of PFIC status.

For additional information, see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations for U.S. Holders —Passive Foreign Investment Company Rules.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate Information

We are a Dutch public limited liability company, with our registered office address at Stroombaan 10, 1181 VX Amstelveen, the Netherlands. Our principal executive offices are located at Av. Manuel Bandeira, 291, Block A, 1st floor (22 and 23), 2nd floor and 3rd floor, São Paulo, SP, 05317-020, Brazil. We are registered with the trade register of the Dutch chamber of commerce (Kamer van Koophandel) under number 92410456. Our principal website is www.picpay.com. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of, this annual report.

History and Development

Overview

PicPay Brazil was founded in 2012 in Vitória, in the state of Espírito Santo, with the goal of introducing instant payments among consumers and businesses in Brazil.

In 2015, Banco Original, which is controlled by J&F Participações and was the first digital bank in Brazil focused on wholesale, corporate and agribusiness, acquired PicPay. In the same year, Banco Original also entered the retail segment to further diversify its business model.

In 2017, PicPay Brazil was spun off from Banco Original and J&F Participações became the controlling shareholder of both entities.

As we continued to grow our business, driven by a strong nationally recognized brand, we started to offer more financial and non-financial products and services, expanding within the retail segment.

Recent Acquisitions, Corporate Transactions and other Developments

On July 20, 2021, PicPay Brazil acquired all of the share capital of Guiabolso and its subsidiary Guiabolso Pagamentos from Guiabolso (Cayman) Ltd. and Guiabolso LLC. The purchase price was R$110.0 million, all of which was paid in cash. Guiabolso is a personal finance app that uses data intelligence to offer financial products on its portal to its users.

On February 25, 2022, J&F Participações contributed all of the shares of PicPay Bank (formerly known as Banco Original de Agronegócio S.A.) to PicS Holding (formerly known as PicPay Holding Ltda.). In consideration for this contribution, PicS Holding issued 146,900,768 of its common shares to J&F Participações. On May 26, 2022, the Brazilian Central Bank approved the change in the name of Banco Original de Agronegócio S.A. to PicPay Bank. As a result of this transaction, PicPay Bank became a wholly-owned subsidiary of PicS Holding. PicPay Bank holds a multi-purpose bank (banco múltiplo) license which allows us to directly offer a range of banking products to our consumers.

In September 2022, in connection with the expansion and corporate reorganization of the companies comprising Banco Original, Crednovo underwent a corporate reorganization through which Crednovo ceased to be a wholly-owned subsidiary of J&F Participações and became a wholly-owned subsidiary of PicS Holding. This reorganization was implemented through a capital increase by J&F Participações in PicS Holding, through which J&F Participações subscribed for 26,000,000 common shares of PicS Holding.

On January 23, 2023, J&F Participações transferred all of its shares in Liga Invest Distribuidora de Títulos e Valores Mobiliários Ltda., or “Liga Invest,” a brokerage firm and securities dealer, to PicPay Brazil for R$27.4 million. As a result of this transaction, Liga Invest became a wholly-owned subsidiary of PicPay Brazil. On January 24, 2023, PicPay Brazil made a capital contribution of R$25.0 million to Liga Invest in exchange for 25,000,000 common shares of Liga Invest. On May 3, 2023, Liga Invest changed its name to PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda.

On February 2, 2023, our subsidiary Guiabolso acquired all of the quotas in BX from BX Business LLC. The purchase price was R$9.5 million with earn-out consideration in an amount equal to 25% of BX’s future net profit for each of the years in the five-year period ending December 31, 2027 up to a maximum amount of R$70.0 million, subject to certain terms and conditions. BX is active in the Brazilian payroll loan market for public sector employees and business process outsourcing for back-office payroll loans. This acquisition helped us to broaden our financial ecosystem by expanding our financial products offering to our consumer base.

Also in February 2023, we entered into the corporate benefits business, which includes offering flexible vouchers (including employee meal and transportation vouchers, among others), payroll advances, balance sharing between PicPay’s consumers and payroll management. Through this new business, PicPay consolidates advantages for both employees and human resources departments on a single platform.

In 2023, J&F Participações announced its plan to integrate Banco Original’s retail operations with PicPay, allowing both companies to focus on their respective strengths (PicPay in retail and Banco Original in wholesale, corporate and agribusiness). This is expected to allow each company to focus on its core businesses while benefiting from operational and financial synergies. The integration of Banco Original’s retail operations began with the transfer of its personal checking accounts and associated assets to the PicPay platform in July 2023. This integration also accelerated the delivery of certain products, such as special account limit, salary account, joint account, and platinum and black credit cards. We launched additional products, including a rewards program, secured loans (investments and payroll), investment funds and private pension funds, among others. Moreover, this integration added 1 million quarterly active consumers to PicPay. We also began originating personal loans in October 2023, and the PicPay credit card portfolio was transferred to PicPay from Banco Original in January 2024, fully internalizing our credit card operations at the start of 2024.

On February 26, 2025, J&F International invested R$319.9 million in PicPay Netherlands without the issuance of new shares. On the same date, PicPay Netherlands invested the same amount in PicS Ltd., without the issuance of new shares. On February 27, 2025, PicS Ltd. invested R$321.5 million in PicS Holding through the issuance and subscription of 321,489,832 quotas, all nominative and with a par value of R$1.00 each. On February 27, 2025, PicS Holding invested R$321.8 million in PicPay Bank through the issuance and subscription of 88,121,683 shares, all nominative and without par value. This financial transaction had the purpose of enabling the PicPay conglomerate to achieve capital adequacy after it became subject to the capital requirements applicable to banks, of a total capital ratio of 10.5%, a Tier I capital ratio of 8.5% and a common equity capital ratio of 7% of risk-weighted assets (RWA), all including the 2.5% capital conservation buffer requirement.

On May 20, 2025, our subsidiary Nosso Time iGaming Ltda., a sportsbook company, filed a request for authorization to operate under the fixed-odds sports betting modality, which was approved by the Secretariat of Prizes and Betting, or “SPA,” a specialized unit within the Brazilian Ministry of Finance, on March 6, 2026, pursuant to Ordinance (Portaria) SPA/MF No. 604. The authorization will remain valid until March 8, 2031. The fixed-odds sports betting market in Brazil, recently regulated by Law No. 14,790/2023, is becoming increasingly relevant in the Brazilian economic and legal context. Such modality of betting consists of a type of lottery in which the bettor knows in advance the conditions and rate of return of the games, which provides greater transparency and predictability to the operation. We believe this market provides an opportunity for us to generate meaningful financial returns, mainly driven by digital platforms focused on sporting events and it is an important source of tax revenue and economic development. For more information see “Item 4. Information on the Company—B. Business Overview—Regulation—Other Rules—Bets and Fixed Odds Betting.”

On March 25, 2025, J&F International invested R$50.3 million in PicPay Netherlands without the issuance of new shares. On the same date, PicPay Netherlands invested the same amount in PicS Ltd. without the issuance of new shares. On March 27, 2025, PicS Ltd. invested R$50.8 million in PicS Holding through the issuance and subscription of 50,774,638 quotas, all nominative and with par value of R$1.00 each. On the same date, PicS Holding invested R$50 million in PicPay Bank through the issuance and subscription of 31,643,364 shares, all nominative and without par value.

On April 28, 2025, J&F International invested R$125.5 million in PicPay Netherlands without the issuance of new shares. On April 29, 2025, PicPay Netherlands invested R$122.1 million in PicS Ltd. without the issuance of new shares. On April 30, 2025, PicS Ltd. invested R$121.6 million in PicS Holding through the issuance and subscription of 121,616,277 quotas, all nominative and with par value of R$1.00 each. On the same date, PicS Holding invested R$121.2 million in PicPay Bank through the issuance and subscription of 49,627,302 shares, all nominative and without par value.

On May 27, 2025, J&F International invested R$50.0 million in PicPay Netherlands without the issuance of new shares. On the same date, PicPay Netherlands invested the same amount in PicS Ltd. without the issuance of new shares. On May 28, 2025, PicS Ltd. invested R$50.2 million in PicS Holding through the issuance and subscription of 50,163,586 quotas, all nominative and with par value of R$1.00 each. On May 29, 2025, PicS Holding invested R$50.0 million in PicPay Bank through the issuance and subscription of 21,777,231 shares, all nominative and without par value.

On June 19, 2025, J&F International and Banco Original entered into an agreement for the sale and transfer of one share of PicPay Netherlands, with a nominal value of EUR0.005. After this date, Banco Original began to hold 9.5% of the share capital of PicPay Netherlands.

On July 21, 2025, J&F International invested R$108.4 million in PicPay Netherlands without the issuance of new shares. On the same date, PicPay Netherlands invested the same amount in PicS Ltd., without the issuance of new shares. On July 23, 2025, PicS Ltd invested R$108.3 million in PicS Holding through the issuance and subscription of 108,317,593 quotas, all nominative and with a par value of R$1.00 each. On the same date, PicS Holding invested R$107.9 million in PicPay Bank through the issuance and subscription of 46,423,381 shares, all nominative and without par value.

On September 19, 2025, we entered into an equity purchase agreement for the acquisition of shares representing 100% of the total share capital of Kovr Participações S.A. and its subsidiaries (including Kovr Seguradora S.A., Kovr Previdência S.A., and Kovr Capitalização S.A) (collectively “Kovr”) from its controlling shareholders Thiago Coelho Leão de Moura, Eduardo Viegas Silva, Rrennó Participações Ltda. and Renato Agrícola Rennó, and quotas representing 53% of the total share capital of Estrutural from its controlling quotaholders Katia Regina Nigri Zendron Viegas, Marina Peres Leão de Moura, and Sarah Grawer Rennó. We were also granted an option to purchase the remaining 47% of Estrutural’s total share capital. Kovr Participações S.A. is a full-service digital insurance company that offers services for multiple partners, with products such as affinity, surety, life, financial lines, among others. Estrutural is specialized in the operation of major company’s captive insurances. The completion of this transaction is conditioned on the approval of CADE and SUSEP. For additional information, see “—B. Business Overview—The Kovr Acquisition.”

On September 23, 2025, J&F International invested R$149.4 million in PicPay Netherlands without the issuance of new shares. On September 24, 2025, PicPay Netherlands invested the same amount in PicS Ltd., without the issuance of new shares. On September 25, 2025, PicS Ltd. invested R$150.4 million in PicS Holding through the issuance and subscription of 150,000,000 quotas, all nominative and with a par value of R$1.00 each. On September 26, 2025, PicS Holding invested R$150.0 million in PicPay Bank through the issuance and subscription of 60,880,607 shares, all nominative and without par value.

On November 17, 2025, PicPay Bank completed the issuance of four series of nominative, book-entry and non-convertible Tier 2 Subordinated Debt, all with a fixed interest rate of 17.69% per annum and without early redemption provision, which were duly registered with the Brazilian stock exchange (B3). The nominal amount issued totaled R$501.6 million, with maturities between December 28, 2033 and December 28, 2039.

On November 25, 2025, J&F International invested R$360.0 million in PicPay Netherlands without the issuance of new shares. On the same day, PicPay Netherlands invested the same amount in PicS Ltd., without the issuance of new shares, and PicS Ltd. invested the same amount in PicS Holding, through the issuance and subscription of 360,000,000 quotas, all nominative and with a par value of R$1.00 each.

On November 26, 2025, we approved a disproportional partial spin-off of PicS Holding, which involved the transfer of equity in the amount of R$360.0 million to J&F Participações S.A. As a result, J&F Participações S.A. no longer holds a direct interest in PicS Holding. Following the completion of this transaction, PicS Ltd. became the holder of 100% of the share capital of PicS Holding.

On December 10, 2025, and December 19, 2025, through our subsidiary PicPay Bank, we entered into certain non-recourse credit rights assignment agreements with J&F S.A. for the acquisition of credit rights held against certain electric power distributors arising from the sale of electric power by J&F subsidiaries, as follows:

●	on December 10, 2025, Mauá III assigned receivables in the total amount of R$1,097 million, with an annual discount rate of 19.86%, for a total purchase price of R$581 million; and

●	on December 19, 2025, Âmbar Energia assigned receivables in the total amount of R$376 million, with an annual discount rate of 19.11%, for a total purchase price of R$325 million.

These agreements provide for the full, irrevocable and irreversible transfer of such credit rights to PicPay Bank, including all related ancillary rights and guarantees. These agreements establish provisions for the reimbursement of amounts to PicPay Bank in the event of disqualification of the credits, as well as specific conditions for the collection, settlement, and transfer of any excess amounts to J&F S.A.

On December 24, 2025, J&F International invested R$20.0 million in PicPay Netherlands without the issuance of new shares. On December 29, 2025, PicPay Netherlands invested R$1.8 million in PicPay Participações through the issuance and subscription of 1,800,000 nominative quotas, all nominative and with a par value of R$1.00 each.

On December, 29, 2025, the Executive Committee of Picpay Bank approved the initiation of the process to constitute a second FIDC with the purpose of acquiring receivables from FGTS consumer loans that we generate in a similar structure and terms to the existing FIDC FGTS created in December 2024. Our goal with the second FIDC FGTS is to generate funding for the growth of our credit portfolio. We expect to complete the establishment and placement of the senior quotas of the second FIDC FGTS during the second quarter of 2026, subject to market conditions.

Recent Developments

On January 30, 2026, we concluded our initial public offering, consisting of an offering of 22,857,143 Class A common shares pursuant to a registration statement on Form F-1 filed with the SEC at a public offering price of US$19.00 per Class A common share. Our Class A common shares began trading on the Nasdaq Global Select Market under the symbol “PICS” on January 29, 2026.

On February 18, 2026, we invested R$1.5 billion in PicPay Bank to support the bank’s growth while meeting regulatory capital requirements. This investment did not impact the consolidated capital position of Pics N.V.

In February 2026, the board of directors of the Fundo Garantidor de Créditos (“FGC”) (Brazil’s deposit insurance fund), approved an emergency recapitalization plan following the liquidation of certain banks by the Central Bank of Brazil, requiring member institutions, including our subsidiaries, to advance contributions over a multi-year period. On March 25, 2026, we advanced R$170.1 million to the FGC pursuant to this plan.

Capital Expenditures

Our capital expenditures primarily relate to our investments in computers and leased assets and in intangible assets related to upgrading and developing our IT systems, software and infrastructure. For more information about our capital expenditures for the years ended December 31, 2025, 2024 and 2023, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

Public Information

The SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us. See “Item 10. Additional Information—H. Documents on Display.”

Our website is investor.picpay.com. Information contained on or obtainable through our website is not incorporated into, and does not constitute a part of, this annual report.

B. Business Overview

Our Mission and Vision

At PicPay we believe financial services should be mobile, frictionless, and instantaneous. Our mission is to empower consumers and businesses across Brazil with innovative solutions to redefine the way people manage their traditional daily finances. We break down the barriers to traditional financial services and are driven by a vision of a future where financial services are accessible for all. We are committed to simplifying financial transactions, fostering economic inclusion and providing the tools and resources for people to achieve their financial goals.

We believe technology is a force for positive change and we leverage it to create a more inclusive and equitable financial ecosystem. Since our inception, we have been dedicated to making payments and banking seamless and secure for both consumers and businesses. We believe we are paving the way for the future of finance in Brazil, inspired by the meaningful improvements we have brought to the daily financial lives of millions of people, such as increased access to banking services, reduced costs, and greater financial autonomy, driven by our commitment to promoting financial empowerment for all.

Our Thesis

We believe that the Brazilian financial services market offers an opportunity for digitalization and efficiency. Our estimates indicate that the total addressable market (TAM) is expected to grow from R$725 billion in 2026 to R$1,078 billion in 2030, driven by technological advancements and the rising demand for accessible and innovative solutions.

Source:	Companies’ filings and Brazilian Central Bank.
Notes:	(1) Considers quarterly cost-to-serve as of December 31, 2025, calculated as period cost-to-serve divided by average active customer. Cost-to-Serve calculation according to PicPay’s methodology, which includes transaction expenses, technology expenses, marketing expenses (excluding expenses related to customer acquisition), personnel expenses, and administrative expenses. For incumbents, it considers Santander, Itaú, Bradesco, Banco do Brasil. For digital banks, it considers PicPay, Nubank, and Inter&Co; (2) As of December 31, 2025. Banks Average ROE is the average calculated according to each company disclosure. For incumbents, it considers Itaú Unibanco and Banco do Brasil. For digital banks, it considers PicPay, Nubank, Inter and C6.

In addition to the above mentioned favorable scenario, the Brazilian financial services sector’s profits remain historically concentrated among incumbent banks. However, scalable digital banks, such as PicPay, have demonstrated a significant operational advantage: they operate with customer cost structures up to 10 times lower than incumbents and already achieved an annualized return on equity (ROE) of 32%, nearly two times the average of traditional banks (15%).

User engagement within our user base is a key driver of this growth. The more mature cohorts are already generating average revenue per active customer (ARPAC) that is twice the platform average, while the penetration of higher-margin financial products, such as credit cards and loans, remains low, indicating substantial room for expansion through cross-sell strategies and increased share of wallet.

Source:	Company.
Notes:	(1) “Consumers” includes the gross profit from the “Consumer Banking” segment; (2) “Others” includes the gross profit from the SMBs, Audiences and Ecosystem Integration, and institutional segments; (3) Adjusted Gross Profit is a Non-IFRS Accounting Standards Measure.

Our trajectory has been defined by continuous innovation, expansion into strategic licenses, and relevant acquisitions, consolidating PicPay as a robust and highly scalable ecosystem.

Our Company

PicPay Brazil was founded more than ten years ago in the city of Vitória, in the State of Espírito Santo, Brazil, as a peer-to-peer (P2P) transfer platform to provide a seamless digital payment solution in a country where making payments historically was cumbersome, slow and costly. Our user-friendly solution allowed individuals to send money easily via their mobile phones any time of day, which caught the attention of millions of consumers. In just a few short years, we became one of Brazil’s leading digital wallets by number of consumers, according to information provided by the Brazilian Central Bank.

After our early success with P2P payments, we noticed a gap in the broader payments ecosystem and broadened our lens to focus on improving the relationship between consumers and businesses within our platform, which led us to build a two-sided ecosystem, servicing both consumer and business customers. We were one of the first financial services companies to provide QR Code payments for businesses in Brazil, allowing our consumers to seamlessly make payments by scanning a QR Code, either in-store or online.

As we grew as a company, so did the financial needs of both our consumer and business customers. We continued to innovate and deliver new solutions to address their respective needs, launching various payments, credit, insurance and investment products, making PicPay a complete financial platform, and, in the process, further expanding our addressable market in Brazil, comprising both financial and non-financial services.

Eventually our ambitions grew beyond payments, leading us to seek to revolutionize how Brazilians manage and interact with their finances. We launched and scaled products and services for consumers to address several needs, including:

●	Consumer Banking segment:

○	Wallet & Banking: we offer a wide range of transactional products for our consumers, including Pix (the instant payment system developed by the Brazilian Central Bank), peer-to-peer (or “P2P”, between PicPay accounts), bill payments, payroll portability, global account and a payment assistant that helps consumers organize, centralize, and settle all their bills through an integrated hub. In addition, we provide a series of solutions that go beyond digital payments, such as an underage account, an account aggregator (which allows consumers to consolidate multiple bank accounts in one place) and PicPay’s piggy banks, designed to help consumers save money in a simple and personalized way.

○	Credit: our offering includes multipurpose cards (prepaid and credit) available in Gold, Platinum, and Black versions; personal loans; buy-now-pay-later (installment payments without the need for a physical or digital card); payroll loans for public servants, retirees, and pensioners; private payroll loans for formally employed workers; and early access to the FGTS annual birthday withdrawal program.

○	Insurance: in addition to credit solutions, we provide a fully digital insurance distribution platform with products such as digital wallet insurance, PicPay Card bill protection, credit life insurance, smartphone protection, life insurance, home insurance, among others.

○	Investments: in the investment space, through PicPay Invest, we provide a wide range of products tailored to different investor profiles and financial goals, including include daily-liquidity and fixed term CDBs with varying rates and maturities; real estate and agribusiness credit bills (LCI and LCA); private pension plans; P2B Lending (enabling consumers to invest in debt securities issued by companies within the J&F group); cryptocurrencies, among others.

●	Small and Medium-Sized Businesses segment: we offer a comprehensive portfolio of products beyond QR Code payments:

○	Acquiring: We offer a wide range of payment acceptance solutions, including a proprietary QR Code technology that can be displayed at the point of sale or digitally integrated into e-commerce checkouts. In addition, we provide payment links that enable merchants to receive payments via WhatsApp or social media, without the need for a website. We also offer our own POS terminals, smart POS devices, and Tap on Phone solutions, which are part of an integrated cross-selling strategy designed for small and medium-sized businesses. Our acquiring solutions also involve the offer of automatic and manual prepayment of receivables from credit card transactions.

○	Banking: our strategy is to extend our consumer ecosystem into the SMBs segment, enabling small and medium-sized businesses to use the same familiar PicPay experience, but with tools tailored for managing and growing their businesses. We rely on the fact that almost 10 million PicPay consumers are also entrepreneurs and we began to offer banking and financial services, such as a SMB accounts, Pix and bill payments, debit and credit cards, certificate of deposits, secured and unsecured loans;

○	Corporate Benefits and Salary Advances: we offer flexible corporate benefits cards that companies can use to distribute meals, food, transportation and other flexible benefits to employees through the PicPay app. These cards are integrated into PicPay’s ecosystem, allowing consumers to manage benefits alongside their personal balance. Additionally, PicPay provides salary advance solutions, enabling, in partnership with the human resources department of companies that contract our services, to offer employees early access to their salaries.

●	Audiences and Ecosystem Integration segment: includes solutions aiming to engage and monetize both the consumer and SMB audiences in our ecosystem:

○	PicPay Shop: we offer our consumers the ability to purchase a wide range of products and services through our PicPay Shop. Consumers are able to buy items such as mobile phones, TVs, and home appliances, all without the need of leaving the app to complete their checkout. In addition, through PicPay Shop, users can also access everyday services, such as mobile top-ups, public transportation cards, and gift cards. PicPay Shop also includes:

■	PicPay Travel: a travel hub within the PicPay app, developed in partnership with CVC Corp, which enables our consumers to browse and purchase travel-services, such as flight tickets, hotel accommodations, and travel packages directly in our app. Launched in October 2025, this service aims to make travel more accessible for a wide range of consumers by combining competitive offers, payment flexibility, and the existing convenience of the PicPay ecosystem.

■	PicPay Experience: available within PicPay Shop, it allows consumers to book restaurant reservations and purchase tickets for movies, concerts, sports events, amusement parks, and various other activities, all with just a few taps in the app. This hub brings together a wide range of dining and entertainment options, as well as tickets with discounts of up to 60%. It is an important tool for driving consumer engagement, offering special prices and cashback of up to 15% at restaurants, while also serving as a strategic way to embed PicPay’s diverse payment methods directly into the consumer checkout experience.

■	iGaming: as of October 2025, we started offering a fully digital solution that gives our consumers access to monthly raffles and instant prizes featured in each campaign, encouraging them to return to the app more frequently and strengthening ongoing engagement with our ecosystem.

○	PicPay Ads: advertising platform designed to enable brands to reach a highly engaged consumer base through contextualized placements within the app. This offering covers the full marketing funnel (from awareness to conversion) with formats such as display banners, video, CRM integrations (push and emails), and high-impact takeovers. This solution brings several benefits to merchants such as customer acquisition, re-engagement of old customers, and promoting increased customer spending.

The graphic below illustrates our evolution of total revenue and financial income, Adjusted Profit and profit for the year from 2018 to December 31, 2025:

Note:	(1) Adjusted Profit, which is not a measure under IFRS Accounting Standards, includes or excludes certain non-recurring and/or non-cash items of income and expense such as initial recognition of share-based long-term incentive plan expenses, expenses related to one-time provision for contingencies, and initial recognition of deferred tax assets.

Through our unique two-sided open ecosystem, we provide value to our consumers and businesses in many ways, such as the following:

●	Consumers can access a wide range of products and services, including day-to-day payments, financial products, such as cards, loans, insurance and investments, as well as non-financial services, including gift cards, transportation or mobile phone recharges (top-ups), online shopping and more.

●	Businesses can receive payments through various modalities (QR Code, Pix, payment link, POS terminals and PicPay e-wallet), access financial services (such as prepayment of receivables, loans, prepaid and credit cards), have access to a complete digital account for day-to-day payments, offer their products and services on the PicPay Shop, and advertise their products and services within our app.

●	Financial and non-financial institutions can connect to our open platform to distribute their products and services (such as credit, insurance and investment products), allowing them to benefit from the significant data that we have collected to provide more relevant and customized offerings targeted at the individual consumer’s needs.

Connecting consumers and businesses enables us to offer a unique end-to-end product experience through the offer of a wide range of financial and non-financial services in a single app, while gaining valuable insights into both consumer behavior and business performance.

The graphic below illustrates our two-sided ecosystem encompassing solutions for both consumers and businesses:

With just over a decade of operations, PicPay has already achieved a brand awareness of more than 97%. In addition, through open public voting conducted by the iBest Awards 2024, we were recognized as the best digital bank in Brazil, receiving more than 14 million votes. PicPay also has one of the lowest rejection rates among the 19 banks evaluated in Brazil, of only 6.4%. Finally, we are the fourth most aspirational bank in Brazil based on an August 2025 brand tracking study commissioned by us and conducted by IPSOS, a global market research company, despite operating with a conservative marketing budget. Brand aspiration measures how much people desire/aspire to brands, taking into account both functional and emotional perspectives.

Additionally, PicPay was ranked among the most popular apps people keep on their home screens across all categories, along with well-known companies such as Twitter (which had its name changed to “X” after such opinion surveys), Shopee, Mercado Livre, Itaú, and Santander, according to an independent public survey conducted by Panorama Mobile Time/Opinion Box in April 2025.

Cryptocurrency Activities

In July 2022, we gave our consumers the ability to hold cryptocurrency assets on our platform. These assets are legally held by a third party custodian. As of December 31, 2022, consumers held cryptocurrency assets on our platform with a fair value of R$12.7 million (US$2.3 million). In October 2023, we began to wind down our cryptocurrency activities and no longer allow our consumers to deposit new cryptocurrency assets in their wallets. In addition, we required our consumers with existing cryptocurrency balances to transfer their remaining cryptocurrency assets out of our wallet or liquidate their balances by December 11, 2023.

In July 2025, we resumed our cryptocurrency operations driven by recent regulatory advancements in this area. The new framework provides greater clarity and security both for companies and consumers, enabling us to relaunch cryptocurrencies through our investment platform as an additional product to our consumers, among our many other products, such as PicPay CDBs, fixed income, and P2B Lending.

These operations are entirely off-balance sheet and structured under a distribution and commission-based model. Accordingly, we do not hold custody of any cryptocurrencies.

The charts below show our evolution and corporate structure:

Our Two-Sided Ecosystem

Our Consumers

According to our internal data as of December 31, 2025, our consumer base primarily consists of a younger demographic, with an average age of 37 years. In addition, 86% of our consumers are lower-middle to low-income, and approximately 71% are located in the Southeastern and Northeastern regions of Brazil. We had approximately 1.4 million high-income consumers as of December 31, 2025. Moreover, we also have a meaningful penetration amongst the more affluent demographic, with 3.7 million consumers with monthly gross income above R$10,000, where we expect to enhance our value proposition with the new banking and investment products, and more than 6.5 million consumers with a monthly gross income above R$5,000. The graphic below illustrates certain information about our consumers:

(1)	High income: monthly gross income above R$15,000 and/or deposits/investments above R$40,000. Upper-Middle Income: monthly gross income between R$4,000 to R$15,000. Lower-Middle & Low Income: monthly gross income between R$0 to R$4,000.
(2)	Census (Censo) 2022 from IBGE.

We believe we are leading the digital transformation wave in Brazil, and we possess a national footprint, covering all demographics segments in Brazil. Our ecosystem was built to be a one-stop-shop, aiming to reach the highest number of Brazilians that have access to smartphones and internet, across all ages and social classes. In addition, we believe our strong traction with younger and tech-savvy consumers helps us to achieve higher retention and greater lifetime value (LTV), as we grow with our consumers throughout their lives while they accumulate wealth and reach certain milestones in lives that expand their financial needs.

Our Small and Medium-Sized Businesses

Our mission is to be the primary financial platform for small and medium-sized businesses in Brazil, delivering the best customer experience in the market and providing financial services that can leverage our two-sided ecosystem. For over 13 years, we have built a known reputation by disrupting the financial industry for individuals through the offering of a wide range of digitalized solutions, such as payments through our digital wallet, unlocking new use cases for millions of individuals. On top of that, we aim to scale our small and medium-sized businesses segment by taking advantage of an opportunistic competitive landscape with a market that is still concentrated among incumbent banks and with business customers that we believe are underserved by those institutions.

One of the key differentiators we offer entrepreneurs is the ability to seamlessly integrate their personal and business financial lives within a single platform. Through our account aggregator, entrepreneurs can access a unified financial view that consolidates personal and business accounts in one environment, reducing fragmentation and simplifying day-to-day financial management. This integrated experience enables faster decision-making, improved credit analysis and personalized offers, allowing entrepreneurs to dedicate more time to running and growing their businesses.

Our value proposition is further strengthened by an integrated onboarding process within the consumer app, which allows users to open and activate a PicPay Business account directly from the PicPay Personal app, without the need to switch applications. This seamless onboarding leverages existing user data, accelerates activation, shortens time-to-value, and increases conversion from our personal user base into business customers.

In parallel, we continue to expand our acceptance solutions for merchants. With the launch of PicPay Tap, we enable contactless payment acceptance via NFC directly on smartphones, eliminating the need for a physical POS terminal while ensuring security, regulatory compliance and a simple, frictionless customer experience. Together with PicPay Tap, our portfolio for entrepreneurs includes a free digital business account, invoice issuance, Pix payments and collections, bill payments with card, Pix with credit card, prepaid cards, POS terminals for in-person sales, fully online e-commerce checkout solutions powered by PicPay, and payment links. These solutions are connected to a consumer base of over 67.0 million users, significantly expanding sales and growth opportunities for small and medium-sized businesses.

Our growth strategy focuses on exploring opportunities within our own ecosystem, considering that approximately 10% of all new individual customers are individuals who also own some type of business. Furthermore, we believe that increased inflows of financial resources through our business customers may help reduce our funding costs, which, as of December 2025, stood at 94% of the CDI.

In the second half of 2023, we integrated our own merchant acquiring platform, allowing PicPay to operate as a full-stack merchant acquirer in order to capture, process and settle all card transactions within our app. We are increasing our acceptance rate across the country and partnering with leading global companies and several other online merchants and platforms, including Uber, AliExpress, Google, Kwai, among others from many industries to expand the adoption of our payment solutions and become a fully integrated merchant acquirer player for online merchants. Our business ecosystem is still under development and our relationships with these providers have not generated material revenues.

In the first quarter of 2024, we launched our first POS terminal in the Brazilian market, which included Pix payment. We intend to continue expanding our value proposition to offline merchants going beyond QR Code payments, Pix, and POS terminals and also offer electronic cash registers, or “ECRs,” and tap on phone solutions, which will also create opportunities to offer other financial and banking solutions to service entire lifecycle of our business customers integrated into our ecosystem.

As of December 31, 2025, approximately 400,000 quarterly active businesses accepted PicPay’s payment network. Currently, our business customers are mainly concentrated within: (i) micro and small offline merchants that use PicPay solutions such as QR Code, POS terminals and Pix payments and (ii) online merchants across a wide range of industries and scale, including Uber, AliExpress, Google, Kwai, among others, that accept our PicPay e-wallet on their e-commerce platforms.

Our Unique Approach

We believe that we have adopted a unique approach in building our business, which we believe will help us expand our ecosystem of consumers, businesses, and third-party affiliate partners, as highlighted below:

●	Open Platform. We take a flexible open platform approach, enabling integration with any external party who complies with our platform’s terms of use. For consumers, our platform has a multi-funding strategy that allows them to leverage various funding sources for transactions, including not only their deposits and PicPay credit cards but also third-party credit cards registered in our app, and balances pulled directly from other bank accounts or digital wallets through our payment initiation model. Additionally, financial institutions can connect to our open platform to distribute their products and services, such as credit, insurance, and investment products, benefiting from our data-based consumer behavior metrics to provide more relevant and customized offerings targeted at individual consumers’ needs. Similarly, our open platform also allows merchants to integrate their websites to sell products and services to our consumer base at the PicPay Shop.

As our business evolved beyond the digital wallet, we have incorporated multiple partners to distribute products and services through our platform, including loans, insurance, foreign exchange, bill payments and e-commerce, among others. The figure below illustrates the evolution of our product portfolio and includes logos of some of our partners that are integrated into our app, in order to offer their products and services to our consumers.

Evolution of our Open Platform

●	Two-Sided Ecosystem. At its core, PicPay is a two-sided ecosystem creating a bridge between both consumers and businesses. Our platform enables consumers to make payments, investments, and leverage a broad array of essential financial services all in a single app. At the same time, we also enable payment acceptance, as well as other essential financial and non-financial solutions for businesses, such as a complete digital account and prepayment of receivables.

This flexibility, combined with our user-friendly interface transforms the way consumers interact with financial services. Whether it is a consumer looking for streamlined payment alternatives or a business eager to tap into new revenue streams, our two-sided ecosystem propels growth and financial possibilities for all, due principally to the following factors:

o	Consumers can access a wide range of products and services, including day-to-day payments, financial services, such as cards, loans, insurance, and investments, as well as other services including gift cards, cell phone recharge credits (top-ups), online shopping and others.

o	Businesses can receive payments through various modalities (QR Code, Pix, payment link, POS terminals and PicPay e-wallet), access financial services (such as prepayment of receivables, loans, prepaid and credit cards), have access to a complete digital account for day-to-day payments, offer their products and services on the PicPay Shop, and advertise their products and services within our app.

o	Financial and non-financial institutions can connect to our open platform to distribute their products and services, such as credit, insurance, and investment products, benefiting from a large amount of data that we have collected to provide more relevant and customized offerings targeted at individual consumers’ needs.

●	Open Finance. Open Finance is one of our core strategic pillars, enabling us to simplify financial management and improve engagement for our consumers and businesses. In 2021, we acquired Guiabolso, a forerunner of Open Banking in Brazil, which provided a complete platform that facilitated and improved consumers’ financial management by organizing their budgets, coordinating payment schedules, categorizing expenses, and offering financial products. After our integration of Guiabolso in 2022, we have been leveraging Open Finance initiatives within all the business units of our ecosystem to improve our product offering across our digital wallet, financial marketplace, investments, services for consumers and financial and non-financial solutions for businesses. Through the consents received, we collect valuable data from consumers including account information, credit card information and financial services contracted with other financial institutions (such as loans), which allows us to provide more financial and non-financial options at competitive rates and send personalized product and service offers. Since we adopted phase 2 of Open Finance in October 2022, we have received approximately 15.6 million active consents from consumers, meaning consumers who opted in to share their financial information from other institutions with PicPay as of December 31, 2025. According to December 31, 2025 data from Openfinance.org, we are the third largest player in terms of market share of active consents received (14.9%), 11.9 percentage points behind Nubank (26.8%) and 3.9 percentage points behind Mercado Pago (18.8%). On the other hand, we are ahead of Santander (8.3%), Bradesco (8.3%), Caixa Econômica (8.1%), Banco do Brasil (7.7%) and Itaú (7.1%) in terms of active consents. In the first half of 2023, we launched our account aggregator product, which enables consumers to integrate and consolidate all of their bank accounts from other financial institutions through Open Finance, on the PicPay app.

In February 2023, we received a license from the Brazilian Central Bank to operate as a payment initiator institution, enabling consumers to transfer their money from other financial and payment institutions to PicPay without leaving our app. Since we obtained this license, we have seen an increase in the number of consents received to authorize payments in our ecosystem through our account aggregator. We are one of the leaders in payment initiation, with a cumulative volume of more than 3.5 million API requests from April 2023 to September 2025, when we activated payment initiation in our account aggregator, based on information provided by Open Finance.org. API requests allow consumers to connect apps to the platform, which then initiates payments directly from their bank account to another bank account, which occurs through the transmission of account information to the API, which then initiates payment on the consumer’s behalf. This allows consumers to complete transactions in the PicPay app including paying bills and making payments via instant payments without having to exit the app. According to our internal estimates and data, when we compare the usage of our consumers who use our account aggregator product and our other consumers, there is an increase in both frequency and volume of usage of the app, in terms of number of transactions and total payment volume (TPV). Most of these consumers access our app more than 10 times a month and transact on a monthly basis. Open Finance and the potential products and services we may be able to offer are a potentially significant avenue of growth and a key driver of our strategic decisions.

●	Social Network. Connecting people has been a part of our DNA since our inception, when we launched our P2P payments platform. Since our inception, we have added other social features to our platform, including profiles, direct messaging (including voice messages) and payments (P2P, P2M and bill split) straight from the direct messaging feature. Our social platform is fully integrated with our financial and non-financial services offerings. By analyzing our consumers’ financial behavior and combining this data with their social interactions, we believe we can offer personalized financial recommendations and targeted promotions, enhancing user engagement and satisfaction, increasing our ability to cross-sell additional products and diversifying our revenue streams. Some examples of the integration between our social platform and services offerings are:

o	our consumer support function, which is one of our primary interfaces for client interactions and which also leverages Artificial Intelligence, or “AI,” to solve issues and demands;

o	cross-selling of products and services into the ecosystem, such as offering extended warranty insurance or a BNPL checkout to a consumer buying a TV on the PicPay Shop, product promotion, such as discounts offered by partners like Amazon at the PicPay Shop or our new Black PicPay credit card;

o	connection through our two-sided platform by enabling a real time interaction between consumers and online and in-store businesses;

o	online or in-store businesses using the direct message to promote its catalog of products and sell directly through the messaging platform; and

o	daily marketing and investment content for our PicPay Invest consumers.

Our Products and Solutions

Consumer Ecosystem

Consumer Banking

Wallet and Banking

Our wallet and banking business is our most mature offering and the foundation of our growth strategy, designed to enable consumers to perform all kinds of day-to-day payments in an easy, frictionless and convenient way. The main use case we offer in our digital wallet, are P2P transactions between PicPay accounts, Pix (instant transfers to and from any bank or payment account), bill payments, enabling consumers to pay any bill (utilities, taxes, bank slips, consumer bills, vehicles fines, among others) through our bill payment hub, helping them to concentrate all their payments in one single experience and P2M, enabling PicPay consumers to pay affiliated businesses through a single QR Code (in-store or online) or using our e-wallet for online purchases.

We provide several transaction methods and sources of funding for consumers to transact when, where and how they want, as highlighted below:

Consumers can add funds to the balance of their accounts in different ways, such as through electronic funds transfers from their accounts held with other financial institutions (wire transfers), including via the Brazilian Central Bank’s instant payment system, Pix, via boleto (bank slip), by receiving funds via P2P payments, payroll portability, contracting loans or pulling funds from other banks in app through Open Finance (with PicPay operating as a payment initiator).

Our open platform approach also enables consumers to register on file any credit card to fund their payments transactions, such as electronic transfers and payments (P2P, Pix, P2M, bills and the purchase of digital goods, among others) including using the payment in installment function. The chart below illustrates our wallet and banking platform, providing details on various products:

Instant Payments (P2P and Pix)

We started our journey 13 years ago, being the pioneer in offering P2P transactions between PicPay accounts only. Transactions were done through the app instantaneously, 24 hours a day, seven days a week, at no cost. Over time, we enabled consumers to register credit cards on file to finance P2P transactions in multiple installments, helping PicPay to monetize such transactions.

Because P2P transactions have been our primary offering and value proposition since the beginning of our operations, we believe we were prepared to capture the benefits of Pix when it was launched by the Brazilian Central Bank. The interoperability with institutions in the Brazilian financial system offered by Pix allowed us to significantly expand our services, complementing our previously closed loop P2P payments ecosystem.

The below illustration shows our Pix Finance user experience:

One of the advantages of the Pix Finance is that businesses can offer higher discounts for consumers who pay for goods and services through Pix, as payments are received instantly and at no cost. At the same time, consumers can fund Pix purchases through any credit card on the PicPay app and pay after 30 days (in accordance with the settlement period for credit cards) while receiving the merchant-funded discount, which can range from 5% to 20%. This is still net positive for the consumer even when taking into account the take rate charged by PicPay for the transaction.

Pix Credit for P2M transactions (online and in-store) reached 38% of total Pix credit volume for the year ended December 31, 2025. We also offer Pix Credit using personal loans (our BNPL solution) as a source of funding.

Pix and its potential products and use cases, for both consumers and businesses, are also core to our strategy. Instant payments were part of our foundation and are on our DNA. For the year ended December 2025, we had approximately 11% of Pix coverage in terms of number of transactions.

Payment Assistant Hub

With the purpose of helping our consumers better manage their financial lives, we launched a payment assistant hub (Assistente de Pagamentos), which is a unique open platform that consolidates and simplifies consumers’ day-to-day payments in a single app. Our consumers can consolidate their bills (from utilities to taxes) from any issuer in one single hub. They can also look up their vehicle debts, such as traffic tickets and IPVA (Tax on Property of Motor Vehicles) and set up a direct debit for their bills. This hub offers both social and transactional features, such as upcoming bills and due date reminders via PicPay’s direct message or WhatsApp. Our consumers can pay their bills with their deposits or with a credit card in up to 12 installments.

The figures below illustrates our consumer journey on our payment assistant hub:

Premium Account

Our Premium Account (PicPay MAIS), is a monthly subscription service that offers multiple benefits for consumers with special financial offers, such as CDBs with higher remuneration, wider range of credit cards (black and platinum) with higher limits and rewards, unlimited withdrawals, and savings on non-financial services, such as entertainment and streaming. This service also contemplates an account manager that provides personal support to these consumers when needed.

PicPay Epic

In 2025 we launched PicPay Epic, which is a premium account designed to serve the distinct needs of our high-income consumers through a comprehensive suite of elevated financial and lifestyle benefits. This solution includes the Mastercard Black Epic credit card, enhanced with differentiated cashback on domestic and international purchases, automatically allocated to our piggy banks. Consumers gain access to exclusive travel privileges, including VIP lounge services, alongside a range of lifestyle advantages, such as complimentary Amazon Prime membership, toll and parking solutions, and residential assistance. PicPay Epic also provides advanced security features, dedicated investment tools, and priority customer support through specialized service channels. By integrating these benefits into a single, high-value proposition, PicPay Epic strengthens our engagement with affluent consumers and supports our strategy of deepening relationships with a segment characterized by strong growth potential and significant lifetime value.

Buy Now Pay Later (BNPL)

Our Buy Now Pay Later product is provided by our third-party partners to recurring consumers with pre-approved credit offers, with us not assuming any credit or underwriting risk, focusing on smaller ticket items and lower installments. This product gives an additional credit limit to our consumers on the top of their already existing credit card limit. Initial use cases are for Pix payments, bill payments, and P2P payments, with further integration as a payment checkout method for online merchants.

The screenshot below exemplifies how consumers can choose the Buy Now Pay Later solution (PicPay Parcela) as a payment method when checking out a transaction in our digital wallet:

Underage Account

In 2024, we launched our underage account for individuals under eighteen years old, as part of our commitment to further include the Brazilian population in the financial system. Our mission is to minimize complexity and enable financial control and independence for millions of people from their early years. With the consent of their legal guardians, who must have an account registered on PicPay, children and teenagers may have access to a wide range of products and features within our ecosystem. Young individuals can carry out day-to-day payment transactions, whether through instant payments, such as Pix or P2P transactions, or through a prepaid card registered on file, for instance, to pay for a snack at the school cafeteria or saving money in their piggy banks for their high school graduation trip, or even to purchase their first car after getting their driver’s license.

Below we present some screenshots that exemplify the user-friendly interface we have designed to make it easy for young individuals to identify with and use our app on a daily basis, safely and without complications. This helps make such young individuals’ first encounter with finance more approachable and enjoyable:

Global Account

In 2025, we launched our global account, which is a multi-currency financial solution that empowers consumers to manage, convert, and spend funds in major currencies, specifically U.S. dollars and euros, directly within the PicPay app. Through an instant conversion feature, consumers can convert Brazilian reais into foreign currencies with reduced and transparent exchange costs. The global account also includes an international debit card that draws from the respective currency balance, enabling seamless spending abroad or in a global e-commerce. Consumers can also withdraw cash via ATMs while traveling, subject to applicable fees. This offering is made possible by a strategic partnership with AstroPay and provides an integrated, consumer-friendly way to access global financial services without the need to open a foreign bank account.

We also offer the following financial products: personal loan, FGTS loan, auto-secured loan, public and private payroll loan, PicPay cards (credit, prepaid and secured cards), investments, and insurance (digital wallet, mobile, life insurance, health assistance, personal loan and BNPL insurance, public and private payroll loan insurance, public payroll loan (available margin insurance), income loss insurance (FGTS), income loss insurance (credit card invoice), property insurance, home assistance, auto repairs assistance, and car insurance deductible coverage).

We distribute products and services from third-party partners, without assuming any credit or underwriting risk, and distribute our own financial products, including our PicPay credit card and personal loans, which enhances our consumers’ experience and increases our consumers’ engagement and through which we assume credit risk.

Through September 2023, all loans we originated for our consumers were “off-balance,” and financed by other partners connected to our platform (i.e., we acted as an agent for other financial services providers). For the distribution of loans from third-party partners in our financial marketplace, we receive an origination fee plus a success fee for each monthly payment. From October 2023, we also began to originate personal loans “on-balance” for selected consumers who meet our credit criteria, capturing interest income from our proprietary credit origination.

Until December 2023, Banco Original was the issuing bank of our PicPay Card and responsible for establishing all credit card limits. For transactions made with our PicPay Card, we received a certain percentage of the interchange fee that Banco Original, as issuing bank, received from merchant acquirers as a result of an agreement with Banco Original. However, from January 2024, PicPay became the sole issuer of its credit card, establishing credit card limits and capturing the full interchange and interest income from this product.

Our strategy to originate and underwrite credit “on-balance” is focused on: (1) selected products that are core for engagement and essential for building consumer loyalty, such as PicPay Card and personal loans; and (2) collateralized products such as payroll and FGTS loans, which were fully originated “off-balance” until September 30, 2023.

Our multi-funding model allows us to increase monetization because we do not rely only on our partners to originate credit, taking advantage of our rich consumer database that we collect through transactions within our ecosystem and from Open Finance consents given by our consumers to offer credit to those consumers who meet our credit criteria. We benefit from an artificial intelligence-driven model and significant use of machine learning to provide offerings with a personalized approach targeted to our consumers’ needs. Given our large quarterly active consumer base, we have been able to develop a credit activity database based on the daily payment history of our consumers. We also generate consumer credit scores based on a proprietary algorithm.

With respect to our unsecured credit products, such as PicPay credit cards and personal loans, we have adopted a strategy based on consumer behavioral data captured by our credit models to determine how we will proceed when granting new loans or expanding credit card limits to our consumers. We divide our unsecured credit origination strategy in two main groups. The first group takes into consideration higher quality credit information that we can capture through the analysis of consumer behavior based on transactional information gathered from our wallet and Open Finance. For these selected consumers, we are willing to accelerate the offering of credit products given their lower risk of default. With respect to the second group, which comprises consumers with limited available behavioral data, we adopt a much more conservative approach, focusing on small Progressive Limits, which can increase as the consumer makes timely payments and increases engagement with PicPay.

In February 2023, we acquired BX Blue, a Brazilian fintech specialized in offering payroll loans to public sector employees through its fully digital financial marketplace. Through this acquisition, we aim to broaden our financial ecosystem by expanding the financial products we offer to our consumer base, with additional exposure to collateralized products.

PicPay Card

As we evolved our strategy from a wallet and banking business to a broader platform, we realized that issuing our own cards would be important for consumer engagement as well as for driving consumer loyalty, growth and profitability in our ecosystem.

We launched our PicPay Cards (for both credit and prepaid cards) in late 2020, relying on Banco Original to fund our consumers’ credit limits. Over time, we realized that this was a critical product, given that cards are intrinsic to our consumers’ financial experience and the most important product consumers use in interacting with their primary financial institutions, meaning it was critical to efficiently manage the relationship between our consumers and our funding partner/collectors.

Hence, in conjunction with the full transfer of Banco Original’s retail segment operations into our business, we decided to fully internalize our PicPay credit card operations, including origination, underwriting, collection and consumer support. PicPay credit card portfolio was subsequently transferred from Banco Original to us in January 2024. For more information, see “—A. History and Development of the Company—Recent Acquisitions and Corporate Transactions” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisitions and New Lines of Business and Other Developments.”

We anticipate increasing the distribution of our secured cards, which are backed by investments in PicPay CDBs as collateral, as well as unsecured cards that we will offer initially to the most mature, engaged and quarterly active consumers on our platform, permitting these consumers to have authorized limits that increase as they demonstrate good credit behavior over time. Additionally, we are diversifying our card portfolio, offering PicPay Black and Platinum cards with superior rewards and benefits, and PicPay Cards embedded into Apple, Samsung and Google wallets.

Additionally, we are also originating unsecured credit. For credit cards and other unsecured loans in general, we have adopted a strategy based on consumer behavioral data captured by our credit models to determine how we will proceed when granting new loans or expanding credit card limits to them. We divide our unsecured credit origination strategy in two main groups. The first one takes into consideration higher quality credit information that we can capture through the analysis of consumer behavior based on transaction information gathered from our wallet and Open Finance. For these selected consumers we are willing to accelerate the offering of credit products given their lower risk of default. For the second group, which considers consumers with limited available behavioral data, we adopted a much more conservative approach by focusing on small Progressive Limits, which can increase as the consumer pays on time and increases engagement with PicPay.

We intend to continue to operate an open platform that allows consumers to use cards they obtained from other issuers in our app while we increase the use of PicPay Cards in our own ecosystem. For the year ended December 31, 2025, PicPay Cards represented 34% of the total TPV from credit cards within our entire ecosystem, which refers to our own credit cards sourcing in-app transactions like P2P, Pix, bill payments and purchases at the PicPay shop. For the year ended December 31, 2024, PicPay Cards represented 19% of the total TPV from credit cards within our entire ecosystem.

As illustrated in the graphic below, PicPay Cards, including credit and prepaid cards (with respect to both online and offline usage), are fundamental to driving increased engagement, growth and profitability in our ecosystem, the increased use of our digital wallet, transactions with affiliated sellers or on the PicPay Shop and the purchase of insurance and subscription services available on our app. In addition, we anticipate that our own cards will be used outside the PicPay ecosystem, allowing them to be used to make in-store purchases from third party sellers at any POS terminal or on any online store.

In the second half of 2023, we launched our Black and Platinum cards, offering more benefits and rewards to our consumers, such as cashback, access to VIP Lounges, global emergency assistance, concierge services, among others. Moreover, our primary cardholders can request additional cards for their spouse, children or parents, driving to higher activation and customers with additional cards spend on average 20% more than cardholders without additional cards. The additional cardholder is able to benefit from all the benefits of the primary cardholder account without any liability, which remains the responsibility of the primary cardholder.

In September 2023, our cards began to be accepted in wallets such as Apple and Google Pay, expanding our PicPay Card acceptance both online and offline.

In 2023, we also launched our secured card, with credit limit backed by investments in Piggy Bank (Cofrinho). The credit card limit is managed by the consumers and the more the consumer has invested in their piggy bank, the higher the credit card limit is. This product is largely risk-free from our perspective and boosts deposits in our ecosystem.

In 2024, we started issuing unsecured credit cards for our prime cohorts (i.e. the cohorts that we believe are performing well), starting with a small limit approach that can gradually and steadily increase as the consumer pays their credit card bill.

Loans

We started offering personal loans in our app beginning in 2021, and, in the second half of 2022, began to offer FGTS loans. Through our app, consumers can drawdown in advance up to 10 installments of their FGTS and, after validation, the amount is deposited into their PicPay account in approximately 2 minutes.

In February 2023, we acquired BX Blue, a digital marketplace focused on public payroll loans, positioning us in a new business of collateralized products and helping to further diversify our credit portfolio. Consumers can request a loan through the app in a quick and easy experience. They can also compare credit offerings from different financial institutions and choose which one delivers the best condition in terms of interest rates and maturity.

The figures below illustrate how consumers can apply for a public payroll loan through our app:

Until 2022, the private sector lacked a comprehensive regulatory framework to support payroll-deductible credit. Challenges included the absence of standardized infrastructure to process salary deductions, legal uncertainties regarding enforceability, and the inability to use FGTS balances or other employment-related entitlements as collateral or payment guarantees. To address these limitations and foster broader financial inclusion, the Brazilian government and financial regulators enacted a series of legislative and normative changes that collectively established the legal and operational foundations for private-sector payroll-deductible lending, including mechanisms to secure loans using FGTS assets. In this scenario, we started offering private payroll secured loans.

The figures below illustrate how consumers can apply for a private payroll loan through our app:

As we continue to diversify our credit offering, we launched an auto-secured loan, which is a personal loan that uses the consumer’s car as a collateral. Consumers can apply for a loan for up to 90% of the value of their vehicle and receive the amount in their PicPay wallets, amortizing the debt in up to 60 installments.

Insurance

We distribute insurance products from third-party partners in our platform, which include digital wallet insurance with additional protection for PicPay Card and Pix transactions, mobile protection, life insurance, health assistance, personal loan and BNPL insurance, public and private payroll loan insurance, public payroll loan (available margin insurance), income loss insurance (FGTS), income loss insurance (credit card invoice), property insurance, home assistance, auto repairs assistance, and car insurance deductible coverage. As of December 31, 2025, we had 9 million active insurance policies, compared to 5.1 million and 1.5 million as of December 31, 2024 and 2023, respectively.

Data has a significant role in personalizing the insurance products offered as it helps us to design our solutions, adjusting coverage towards consumers’ reality. For instance, our Pix insurance coverage limit, which is an additional protection included in the digital wallet insurance, is based on the average value of transactions that the consumer makes with their deposit. In this way, we deliver a product that meets the needs of consumers at affordable prices. The insurance acquisition and monitoring are conducted directly through PicPay’s app. Consumers can access their coverage, ask questions, and participate in monthly giveaways offered by the insurer.

The screenshots below present some of the insurance products in our app:

On September 19, 2025, we entered into an equity purchase agreement for the acquisition of Kovr, which is a full-service digital insurance company that develops and distributes a wide range of insurance products at scale, including life, personal accident, D&O and E&O insurance, surety, affinity, and travel insurance, among others. Kovr’s capitalization business offers financial products that allow customers to save while making philanthropic donations and competing for cash prizes, whereas its pension fund business focuses on financial assistance and long-term saving solutions. As of the date of this annual report, the acquisition is subject to approval by CADE and SUSEP.

Kovr has innovation, customization and commercial approach in its DNA, with differentiated go-to-market results in win-win partnerships with reference channels. The company has a high capacity and fit to reach each distribution channel (bancassurance, affinity, and brokers), customize and launch products, supported by the capacity of internal processes and embedded technology.

Kovr acquisition unlocks several new opportunities for PicPay, such as:

●	Product development: faster ability to create and launch from scratch digital insurance products in the market;

●	Increasing economics: access to additional insurer margin over written premium sold through PicPay’s channels with Kovr, as well as the migration of all other products from current insurers partners;

●	Additional revenue streams: growing our insurance footprint by utilizing Kovr’s broader partner network, which currently drives most of Kovr’s overall revenue;

●	Seasoned executive team: proven track record of Kovr’s executives that will remain operating the business on an independent structure.

Currently, we distribute digital wallet protection, mobile protection, auto repairs assistance, car insurance deductible coverage, home assistance, and property insurance services from Kovr in our app. This acquisition is in line with our strategy of expanding our portfolio of products and services to meet the daily needs of our consumers. The completion of this transaction is conditioned on the approval of CADE and SUSEP. For more information, see “—A. History and Development of the Company—Recent Acquisitions and Corporate Transactions.”

Investments

Our investment platform is an important pillar for engaging high-income clients with products that build relationships and serve as a strategic funding source for our credit portfolio. We intend to abstract complexity around investments into simplicity. With the launch of our Investment Aggregator, powered by Open Finance, clients can consolidate and monitor investments held across different financial institutions in a single, integrated view, supporting better financial decision-making and deeper engagement with our ecosystem. Additionally, we can personalize offers using Open Finance data, identifying higher-return opportunities with comparable risk. Our investment portfolio includes PicPay and third-party CDBs, private credit, retirement funds, crypto, LCI (Real Estate Credit Bills) and LCA (Agribusiness Letters of Credit), funds, government bonds and equities.

102% CDI
Daily Liquidity CDB
UP TO 15% APR
Picpay CDB
Fixed Income
UP TO 120% CDI
Private Credit
LCI and LCA
Mutual Funds
IRA
Gold
Treasuries
Crypto
Forex Funds
Equities
Money Market Funds
Tax-exempt Funds
Linked Inflation Funds
RF
Search
PicPay
Santander
Nubank
Investments & Piggy Banks
Total invested
R$ 15.678,90
PICPAY DAILY LIQUIDITY CDB
Invest and unlock exclusive offer
115% of CDI
Invest now
Make your money yield
Invest in PicPay CDB and boost your returns!
Options availa
Speak with an expert
Home
Card
Shop
Menu
Investments
Performance
+$800.00 (2.5%)
Portfolio yielded 95% of CDI
Period
Compare
Year
CDI
10/02/2025
Portfolio: 120%
CDI: 100%
Portfolio
CDI
Recent transactions
10/02/2025
Balance: R$ 0,00
CDB PicPay Bank

We offer a variety of CDBs with different maturity terms and interest rates, ranging from daily liquidity when invested in our Piggy Bank (Cofrinho), which yields 102% over CDI, to 3, 6, 12, 18, 24 or 36 months, yielding 103%, 104%, 105%, 106%, 107% and 108% over CDI, respectively. The amount invested in the Piggy Bank can be redeemed at any time, without losing the amount earned. Our Piggy Bank also serves as collateral for other products, such as the PicPay secured card, allowing for more financial options for our consumers. Since its inception, approximately 10.5 million piggy banks have been created, totaling R$9.5 billion in deposits held by consumers as of December 31, 2025.

We believe that our consumers trust our piggy banks to help them achieve their ambitions and financial goals and that each piggy bank represents an opportunity to turn aspirations into reality.

Our consumers can also lend their extra money to corporations with attractive yields and low risk of default through our P2B lending product. Consumers can buy loan quotas and receive interest-bearing installments.

Businesses Ecosystem

Acquiring & Banking

We enable businesses to reach and acquire more consumers and deepen engagement with them by leveraging PicPay’s large consumer base and high consumer engagement and providing unique consumer insights. We offer digital and physical payment solutions to businesses, allowing them to facilitate checkout and payment processes on their websites or in-store. There are five primary ways that businesses can receive payments from consumers with PicPay, including (i) QR Code for offline transactions, through which consumers can scan a physical QR Code or a QR Code directly from the merchant’s PicPay digital wallet, (ii) in-app, via P2M, Pix or a payment link, (iii) e-commerce, with our payment checkout directly integrated with the consumers PicPay wallet, (iv) our own POS terminal, and (v) Tap on Phone.

One of the main advantages of PicPay Business is our unique user experience for SMBs through integrated journeys, as shown in some examples below:

Our go-to-market strategy is guided by an approach that combines competitive pricing, scalable growth, and diversified monetization. Through an efficient and integrated model, we aim to attract a growing number of customers, increase transaction volume, and strengthen our market presence.

●	Competitive Pricing: We offer fee waivers, piggy bank, and the lowest MDR rates in the market, reinforcing our value proposition and expanding our customer base.

●	Scale and Growth: The increase in our clients, deposits, and transactions is driven by an accessible, highly efficient digital ecosystem.

●	Monetization: With a solid and engaged customer base, we expand our revenue streams through financial products such as credit, investments, insurance, salary advances, and floating.

The PicPay ecosystem is a fast track to our business growth, leveraging the consumer platform to accelerate the launch of SMB banking products. Furthermore, we can leverage the more than nine million business owners who already have individual PicPay accounts as of July 31, 2025, to encourage them to open a business account, benefiting from lower customer acquisition costs as they already exist in our consumer platform.

We benefit from a consumer platform that generates operational leverage, characterized by low cost to serve, competitive customer acquisition costs and access to more efficient funding sources, enabling us to scale our business ecosystem and operate more efficiently.

Our acquiring business is a strategic tool, essential to attract new customers and maintain the growth of our operations.

To support our business management and growth, we offer a suite of tools that improve operational efficiency and increase our customer’s engagement. Through strategic partner solutions, we offer technological capabilities that cover the following areas:

●	Cash Management: Platforms like MarketUP and Nibo provide greater financial control, automated routine tasks and greater efficiency in managing resources.

●	Marketing and Sales: Solutions such as Digisac, RediRedi, and Chatguru expand commercial reach, strengthen customer relationships and improve communication and sales processes.

●	Supplier Management: Partnerships with Printi and Electy offer additional services and benefits, such as discounts on utility bills and material procurement, among others.

These initiatives contribute to increased customer engagement and improved collection and strategic use of data, supporting decision-making and the continuous development of businesses. Furthermore, new partnerships and functionalities are constantly being developed, reinforcing our commitment to innovation and generating value for businesses.

In 2023, we launched our merchant acquiring platform, allowing PicPay to operate as a full stack merchant acquirer in order to capture, process and settle all card transactions done inside the app, eliminating our need to rely on other acquirers and driving more cost efficiencies upfront.

Below is an illustration of PicPay as a payment checkout through QR Code and embedded in the Uber app:

Businesses can integrate PicPay e-commerce into their online store in a fast and simple way through our partners: Nuvemshop, Vtex, and Magento. We also offer anti-fraud solutions to businesses at no additional cost.

In 2024, we officially launched our POS solution in the Brazilian market, which includes Pix payments. In the following year, we included in our portfolio the Smart POS, mPOS (mobile point of sale) and Tap on Phone, enhancing our commercial offerings to increase our users’ engagement.

The figure below illustrates our POS terminal:

We currently offer a complete digital wallet for businesses, facilitating their day-to-day payments and banking transactions.

Below is an illustration of the PicPay app for businesses:

Corporate Benefits & Payroll

In February 2023, we announced the launch of our corporate benefits product, which consists of an employee flexible benefits card with different categories to spend, including meal, grocery, mobility, and education. Employees can transfer their balances from one category to another as needed and share their benefits wallet balances with other consumers, such as family and friends.

We also launched a payroll advance product, allowing employees of companies that contract us to advance their payroll whenever requested by their employees and giving employees the ability to receive their salary before the end of the month, as illustrated in the figure below. Consumers can calculate the amount available to them for payroll advance based on the number of days they have worked and choose to receive the funds either in their PicPay account or on their corporate benefits card. This product can potentially increase cash-in in our ecosystem, accelerating transactions within the app and potentially increasing our revenues.

Audiences and Ecosystem Integration

Our two-sided ecosystem is one of our main competitive advantages in the market. However, more than just offering financial products and services to consumers and businesses, we must integrate those two universes in an intelligent manner. This intelligent integration enables us to capture a wide range of opportunities in our businesses, monetizing and engaging both our consumer base and merchants. This creates a virtuous and lasting cycle of mutual benefits. The main idea is to leverage our consumer base by offering complementary and monetizable products, such as phone top-ups, digital goods, and gift cards, as well as booking a trip, reserving a table at a restaurant, and purchasing raffle tickets, at PicPay Shop, through which we receive commissions from sales. Regarding solutions for businesses, we have PicPay Ads offering our in-app display solutions and CRM channels, amplifying leads for thousands of businesses through our platform.

In addition to the use cases we directly monetize through the aforementioned products, we also have a business line dedicated exclusively to promoting engagement within our ecosystem. Through our affiliate model, we enable our consumers to access a wide range of differentiated cash back offers funded by merchants in our platform. For businesses, we offer a platform that allows brands to deliver digital promotions to millions of consumers through our PicPay network. This includes several benefits for merchants, such as customer acquisition, re-engagement of old customers and promoting increased customer spending.

PicPay Shop

The PicPay Shop is a marketplace that allows our businesses to offer a wide range of non-financial products and services to our consumer base, including: (i) digital goods, such as in-game credits, cellular phone recharge credits (top-ups), food delivery, ride-hailing, streaming, gift cards and transportation tickets, (ii) online shopping in app or through our affiliate model that directs our consumers to our partners’ websites like Amazon, AliExpress, Shopee, Magazine Luiza, among others, (iii) booking a trip through our PicPay Travel hub, (iv) raffle tickets through our iGaming hub, and (v) booking restaurant reservations, purchasing tickets for movies, concerts, among others, through our PicPay Experience. The PicPay Shop allows sellers and partners to promote campaigns and discounts directly in app and consumers can also receive merchant funded cashback directly in their PicPay digital wallet.

The screenshots below illustrate the PicPay Shop open platform:

Travel

PicPay Travel is our integrated travel hub developed in partnership with CVC Corp, one of Brazil’s largest tourism companies. The platform allows consumers to book flights, hotels, and vacation packages directly through the PicPay app, with benefits such as up to 12 interest-free installments and cashback rewards. PicPay Travel is an engagement driver for our consumers, combining exclusive deals and discounts with attractive payment and financing conditions.

By embedding travel services within our platform, we diversify our revenue streams beyond payments and digital banking, enhance consumer engagement and retention through high-value, lifestyle-related transactions, leverage our extensive consumer base and data insights to cross-sell financial products and capture a greater share of wallet, and strengthens our position as muti-service platform, offering convenience and integrated financial experiences.

iGaming

Our first step in iGaming was a raffle product that attracted over 700,000 consumers in only two months, driving profitable growth and proving how low-cost, high-reward products engage our audience. An important example was the launch of the “Million Key,” a promotion that reinforces our strategy to become more central in our consumers’ financial lives. By encouraging consumers to register their Pix key, perform transactions, and engage with more features, we aim to increase activity, deepen engagement, and gather richer data, paving the way to monetize through a broader range of financial services.

Experience

PicPay Experience represents a strategic extension of PicPay’s ecosystem, designed to integrate lifestyle, entertainment, and convenience into the financial platform. Through this offering, our consumers can seamlessly book restaurants, purchase event and cinema tickets, and access a range of leisure experiences directly within the app, all while enjoying the efficiency and security of PicPay’s payment infrastructure. By consolidating entertainment and everyday financial services in a single platform, PicPay Experience strengthens our positioning as a comprehensive digital bank, enhancing consumer engagement and providing high-value, integrated experiences beyond traditional payment solutions.

Ads

In the third quarter of 2023, we launched an Advertising vertical to help companies advertise their brand and product to 42 million quarterly active consumers in our ecosystem. Due to PicPay’s robust first-party data, we are able to successfully segment and target audiences according to their demography, in-app behavior, financial spending and personal interests, among other variables.

Our campaigns are delivered through our in-app display solutions and CRM channels (push and email), helping our clients reach a large and yet precise audience in a customized way. This enables us to deliver contextual and relevant advertising to our consumers, generating superior results for our advertisers.

Our display solutions include banner ads on the app’s home page, notifications page, direct message page, as well as in the Pix transaction and other receipts. We also provide our advertisers with a comprehensive landing page solution, offering an exclusive space within the app to advertise new product launches and creating branded content to communicate to our users.

In 2024, we observed great business traction and interest in our advertising solution due to our contextual inventory and strong segmentation capabilities, which generated higher campaign results when compared to the Ad display industry average. During the past year, we closed direct deals with more than 35 advertisers, such as Google, Amazon, PepsiCo, Mastercard, Avon, Mondelez, L’Oréal and Sony. Also, as a complementary strategy, we have sold more than 1.5 billion impressions over Google’s open auction display network.

With increased restrictions on the sharing and using of consumer data, the digital advertising market has been facing changes and Marketing professionals have been pushed to find new ways to create assertive audiences. We believe PicPay Ads is well positioned to address the market need of first party data, due to its knowledge of its customers and its large inventory to deliver its marketing campaigns. With more than 9 million Open Finance consents, we have access to our customers’ data beyond our ecosystem from other financial institutions.

Looking forward, we plan to continue to evolve our machine learning and AI capabilities to create sharper segmentation and recommendation models, suggesting even better offers to our consumers. We intend to further incentivize advertiser-funded rewards, such as discounts, incentives, and coupons integrated with consumer wallets.

The screenshots below provide examples of the following advertising deliverables in our app: Transaction Loading Page, Receipt Page, Home Screen Pop-up and Push Notifications:

Direct Message

Connecting people has been a part of our DNA since our inception in 2012. In 2013, we launched our P2P social payments platform. Since then, we have added other social features to our platform, including profiles, video, photo and audio messaging, and payments (P2P, P2M and bill split) directly from the direct messaging feature.

Our social platform is fully integrated with our financial and non-financial services offerings, which we believe helps us to gain valuable insights into consumer behavior, enhances our network effect, and increases our ability to cross-sell additional products, improving the performance of our revenue streams. Some examples of the integration between our social platform and services offerings are: (i) consumer support, being one of the main interfaces for client interactions, leveraging AI to solve issues and demands (ii) product and promotion, such as discounts offered by partners like Amazon at the PicPay Shop or our new Black PicPay credit card available; (iii) cross-sell of products and services into the ecosystem, such as offering an extended warranty insurance or a BNPL checkout to a consumer buying a TV on the PicPay Shop; (iv) connect our two-sided platform, like enabling a real time interaction between consumers and online and in-store businesses; (v) online or in-store businesses using the direct message to promote its catalog of products and sell directly through the messaging platform and (vi) daily market and investment content for our PicPay Invest consumers.

Below are some illustrations of global financial market news and product offerings via PicPay’s direct message feature:

9:41
PicPay Card
PicPay Official Account
- You control the limit and monitor transactions through the app
Campaign valid throughout the month of October, until 11:59 pm on the 31st, Brasilia time. See conditions.
I want to refuel
10:22
Thu., Oct 21.
Your Additional PicPay card is pre-approved
Special offer: you can order an Additional Card now and share your limit with whoever you want.
Enjoy it right now!
-Requesting your card is free
- You control the limit and monitor transactions through the app
Get yours now!
Credit approval subject. Consult the conditions on the date of contracting
Access here
10:22
Read only
9:41
PicPay Shop
PicPay Official Account
Wed., Oct 20.
Halloween is coming and Amazon has up to 60% OFF on offers on the website
The cashback has gone up and your opportunity to earn more money back is here!
Activate your cashback directly in the PicPay Shop and enjoy.
I want it
10:22
Thu., Oct 21.
Online draw with 12% back
Today there is a Megasena draw with an estimated prize of R$72,000,000.00.
It's your chance to win at Megasena and even earn money back on PicPay.
Activate your cashback on PicPay Shop and good luck!
I'm feeling lucky!
10:22
Read only
9:41
Bom dia Mercado
PicPay Official Account
accumulate losses for the week
The Dow Jones index rose 0.22%, to 34,576.59 points. The S&P500 gained 0.14%, at 4,457.49 points. And the Nasdaq rose 0.09%, to 13,761.53 points. However, during the week, the indices accumulated losses of 0.75%, 1.29% and 1.93%, respectively.
In Brazil, the stock market was affected by news from China, which weighed on the shares of commodity producers, especially Vale. Yesterday, Chinese trade balance data for August showed a drop in both imports and exports, reinforcing concerns about the slowdown in the world's second largest economy. Today, the Chinese government announced that it intends to increase surveillance of the iron ore market in the country. Ibovespa registered the fourth consecutive session in the red, with a drop of 0.58%, at 115,313.40 points, and a financial volume of just R$16.5 billion. During the week, the index fell 2.19%. The dollar in cash closed slightly down 0.02%, at R$4.9828. During the week, the currency rose 0.86%. (Téo Takar and Ana Conceição)
Access here
10:22
Read only

In 2023, we launched an account aggregator, a banking integration product that fully integrates consumers’ banking accounts via Open Finance. Consumers can pull funds from any other institution already connected to Open Finance within our app, allowing for greater flexibility. This product emphasizes a transactional user experience, with features such as cash-in, Pix, bill payments and investments available for consumers. When we compare the use of Open Finance between those consumers who have the account aggregator product and other consumers, there is an increase in the use and frequency of the app, in total payment volume (TPV) and in transactions. Most of those consumers access our app more than 10 times a month and transact on a monthly basis. Open Finance and its potential products and services are a significant avenue of growth and focus of our strategic decisions. Below is an illustration of how our account aggregator works:

Via Open Finance, we collect valuable data from consumers in compliance with applicable data protection laws such as (i) personal identification, improving KYC and onboarding process and helping to reduce account frauds; (ii) qualification, which includes consumer registration data, including professional information and relationship with the financial institution; (iii) financial services contracted with other financial institutions such as loans, enabling us to provide more financial and non-financial options at competitive rates; (iv) account information, data from deposits such as limits, transactions and savings; and (v) credit card information, transactional credit card data such as limits, transactions and invoices.

Open Finance is a relevant strategic pillar to increase our consumers’ principality as our consumers that have opted-in receive personalized shopping offers according to their spending behavior, have a higher likelihood of increasing their credit card limit, receive personalized and attractive offers for financial services such as loans, insurance, and investments, manage their financial life in a simple and easy way with our personal finance management feature, and pull funds from any other institution already connected to Open Finance within the app via our account aggregator feature.

Open Finance has proven itself to be an important tool to boost our business throughout our ecosystem. It also has been a significant part of our strategy of changing the “one size fits all” approach to a more personalized interaction with consumers. Through this technology, we are able to assertively promote tailored campaigns, offering products and services that really match with consumers’ needs and their financial lives.

Since the launch of our license to operate as a payment initiator institution, we have observed an increase in the number of consents received to authorize payments in our ecosystem through our account aggregator. In the chart below, we present our positioning as one of the main leaders in terms of API request volume on an accumulated basis from April 2023, when we activated payment initiation in the account aggregator, to the latest information provided by the Open Finance.org website in December 2025:

Payment Initiator Ranking
(API request volume)

Our Approach to Product Development and Technology

Pioneering, evolution, and transformation are in our DNA.

Through innovative solutions, we aim to transform people’s lives, combining proprietary platforms built from scratch with select market-recognized technologies to deliver secure, intuitive, and scalable experiences. Our structured technology organization is organized into independent business units aligned with our main business segments. Each unit operates with full autonomy over its products and customer experiences, while a central governance layer ensures strategic alignment, consistent quality standards, and efficient communication across the company.

We created the first instant payments solution using QR Codes in Brazil, many years before the launch of Pix, and further evolved it to simplify transfers between individuals without the need for a bank account. We also democratized financial planning and enabled consumers to access their banking data well before the official adoption of Open Finance in Brazil, which is now part of the Central Bank’s regulatory agenda.

Our Technology Platforms

Our approach is to develop solutions as platforms, enabling self-service with autonomy and governance, promoting reuse, availability, sharing of business capabilities, and automated resources provisioning.

Our platforms allow us to accelerate business and innovation and are present in all layers of our structure, including the main features described below.

Core Banking

Our core banking solution, developed from scratch to meet the needs of our millions of consumers, ensures the integrity, consistency, and traceability of financial transactions. Many types of transactions are processed through this solution, including Pix, which handles more than 20,000 payments every minute in connection with approximately 89 million Pix keys registered on PicPay as of December 31, 2025.

Our central engine, built with cutting-edge technology, innovation, scalability and processing power, offers key features such as digital wallets, peer-to-peer payments, account earnings, card management, and payment gateway services.

Transactional Orchestrator

This platform orchestrates the entire financial transaction flow, integrating other product platforms, ensuring full control of transactions, regulatory requirements, scalability and transactional integrity, all within approximately one second.

Wallet Platform

Our wallet platform provides unique payments experience between people, with a response time of less than 60 milliseconds, allowing instant and secure payments.

Credit Platform

Our proprietary credit platform, combined with our algorithms and models, enables real-time analysis of multiple policies, seamlessly integrated online with different data providers, allowing for product offering interactions to consumers by allocating or removing credit limits. Our platform is able to make a decision in up to 3 seconds.

Fraud Prevention

We employ high-capacity authentication and authorization systems to handle tens of thousands of requests per second. We use proprietary algorithms across multiple layers to detect infected or maliciously behaving devices, and we are constantly improving our prevention models. Additionally, we integrate our platform with leading data providers in Brazil to ensure access to the most up-to-date information.

Merchant Acquiring Platform

Our platform combines different business capabilities for payment and business acceptance methods, including ecommerce, QR Code, POS, TEF, with the ability to process approximately 85 transactions per second. Our platform is integrated across various industry segments.

Real-Time Business Monitoring Platform

Our business processes and our consumer communication channels generate 6 billion events every day. We developed an event platform to track and monitor in real time everything that happens in our ecosystem, allowing us to anticipate and adapt to changes in consumer behavior and needs.

Machine Learning and Artificial Intelligence Platform

Our proprietary platform is capable of processing different types of machine learning models at high scale. Our algorithms allow rapid retraining and inference for continuous improvement of our products, as well as an autonomous approach for product teams in recommendation, credit risk, anti-fraud, in addition to the intensive use of generative AI in consumer service. As of April 2024, we had more than 180 proprietary machine learning models running.

All of our automated customer support services are carried out with generative artificial intelligence (Gen.AI), which uses the GPT-5 model through the Azure OpenAI API, which is incorporated into our direct message user service flow. Our Gen.AI Assistant is responsible for being the first point of contact for our customers who want to ask a question, make a request, or file a complaint with us, and it is responsible for solving our customers’ main queries in an assertive and personalized way. All questions are processed and enriched with customer behavioral information, such as transactions attempts, the type of card owned by our consumers (such as Black, Platinum, etc.), among others, but no information about the customer’s identity is provided. We created an engine that uses Azure OpenAI functions to understand the question, create context, and generate an assertive answer. The context is created by identifying the type of information that is required for the answer (i.e. if the question is regarding credit cards, we check what type of credit card that customer has; if the question is about Pix, we look for information on the customer’s last transaction attempts) and by internal directives to adapt the format of our response. Additionally, we apply filters to avoid meaningless responses and, in certain cases, the question can be directed directly to an attendant. Our customers’ behavioral data is sent over a private and secure network and no PicPay customer data is used to train or retrain our Gen.AI Assistant model, but only to create contexts.

Our data lake grows by approximately 37 terabytes, or “TB,” monthly. This growth corresponds to 2.6 petabytes, or “PB,” of data being processed every month, which is possible because we collect behavioral and transactional data from our consumers and products in an intelligent and efficient way. Currently, the volume of data stored in our data lake is approximately 5PB.

Highly scalable and low-cost platform

Our platform architecture allows us to scale and manage our business in an efficient and low-cost manner as we evolve and expand our ecosystem.

Our Technology Architecture

Our architecture is entirely cloud-based. Since our creation, we have been using cloud computing service platforms since 2012, being one of the first AWS consumers in Brazil. We rely on services provided by vendors for the operation of our app and for maintaining our systems’ availability, cyber security, and data integrity. In particular, we rely heavily on Amazon Web Services, or “AWS,” to provide cloud computing, storage, processing and other related services. Any disruption of or interference with our use of such services could negatively affect our operations and seriously harm our business. We also rely on other vendors, such as MongoDB, Dynatrace, New Relic, Splunk, Databricks, Cloudflare, CrowdStrike, among others. None of these vendors are owned or controlled by our ultimate controlling shareholders, officers, directors or their affiliates.

Our unique technology processes over 9 million user requests and inputs per minute and more than 10 million payment transactions per day. We use microservices architecture, with small independent services performing specific functions, with autonomy and elasticity, allowing our business to scale according to demand, without wasting resources.

Our architecture allows features to be created through the combination of existing services, making it possible to launch a new product within 30 days. We carry out more than 3,000 deployments per month, including the launch of new products and features.

There are more than 1,000 microservices powering our account management capabilities, credit offering, payment processing, financial planning, investments, insurance and several other features.

Our Technology Stack

We believe in the power of Open Source technology. Our stack is mostly composed of open, modern, and community-driven technologies, allowing flexibility for customization, with reduced costs and greater security due to public code review. Open Source is a code designed to be openly accessed by the public, so everyone can see it, modify it, and distribute it according to their needs.

The combination of our architecture, highly skilled engineering teams, proprietary platforms, and installed capabilities enables us to operate with low cost-to-serve and strong operational leverage as our business expands.

Our Engineers

We have a highly capable software engineering team, which values excellence in quality, following industry best practices, and proficient in advanced and innovative technologies and methodologies.

Our professionals contribute to our Open-Source projects, supporting the software community worldwide. When we look at the main benchmark for performance assessment in software delivery, the DORA metrics, we are approximately 2,500 engineers, working in approximately 250 squads, positioned at the highest classification level, conducting 85 deployments daily, with a lead time for changes below 2 days.

Our Consumer Service and Support

PicPay aims to be an intuitive and seamless multi-product platform for our consumers and whenever support is needed, we strive for a quality and resolution-focused experience. We seek individuals for our consumer service who are well-informed and passionate about serving. We have developed technology tools to enable our consumer service agents in order to provide clear and transparent solutions. Our consumer service tools are built with a primary focus on our consumers and agents’ user experience.

Our ecosystem is a constant source of feedback and innovation, based on clear service principles and our PicPay Lovers, a specialized team dedicated to excellence in service, who share a deep affinity with our brand,as described below.

Key Pillars of our Consumer Service

The PicPay Way

Our consumer service approach is based on eight principles consistent with our values and culture. Such fundamentals are not just words, but core principles for everyone who has direct contact with our consumers. They have been meticulously designed to enhance our ability to find effective solutions. These principles are:

●	Consumer Perspective. For us, what guides us as to whether we are on the right track is our consumer’s perception of our services. To measure this, we use the Net Promoter Score, or “NPS,” methodology in every interaction with our consumers.

●	Resolution – Adding a spark on resolution effectiveness. Our top priority is to resolve our consumer’s needs. To achieve this, we rely on tools, processes, and, most importantly, individuals who tirelessly seek solutions for our consumers.

●	Ownership. We understand that we always have to find the best solution because if the consumer chose PicPay, the problem will be embraced and resolved by us, no matter where it came from.

●	Persistence. We believe the consumer should never be left without options, we should always strive to assist them in every way, from simple guidance to solving problems.

●	Consumers are in charge – It is their preference. Currently, we have the main consumer service channels for our consumers – phone, chat, social media, ombudsman, and key consumer service sites. No matter where they reach out to us, we will be ready to serve them and to solve their needs, with a vision of integrated and omnichannel use of our tools.

●	Content and form – Experts with a connection. Connection is the link between empathy and technical knowledge. That’s why we invest continuously in training and improving our procedures. We have dedicated teams for building e-learning modules and creating intuitive procedures for our consumer service agents.

●	Continuous Progress – Every feedback is a route. We are passionate about embracing the lessons we find in all our interactions with our consumers. We use them as levers for the continuous improvement of our processes and technologies.

●	Opportunity – One contact, one opportunity. The sustainability of our business involves recognizing that when consumers reach out to us, it is always a gift for us to evolve and to foster an even stronger connection with PicPay. This can range from providing financial education to guiding on which product from our portfolio will best serve them at that moment in their lives.

This mindset permeates throughout the entire consumer service chain, from building simple processes to the technology team, which strives to integrate solutions into our consumer service tools.

PicPay Lovers

Our PicPay Lovers are true experts who are passionate about consumer service. They serve as the direct link between our principles of humanity and the resolution that consumers seek from their very first contact. They are trained to operate as a united team with a common purpose, where processes and communication intertwine for continuous improvement.

Technological Integration

Our technology, represented by Herodash, is a robust governance tool that centralizes essential information for the application of our principles, ensuring that when consumers contact us, they receive an immediate diagnosis, reinforcing the autonomy of our front-line team. This experience is effectively integrated with our customer relationship management (CRM) tool (Zendesk Support), providing a comprehensive view of consumer service to support various contact channels, whether led by PicPay Lovers or automated processes.

Additionally, we also have the WikiPay platform, where all the processes and training materials that support our PicPay Lovers in addressing our consumers’ needs are stored.

Support and Continuous Improvement

To maintain and enhance our excellence in consumer service, we rely on a team of professionals specialized in process and quality, with expertise in several methodologies, including lean, agile and design thinking, for the precise identification of root causes and the implementation of effective actions. This leads to a continuous cycle of improvements in both our processes and our teams.

Continuous Innovation

Our team strives to test, innovate and create disruptive solutions, always aiming for the best consumer service. In the technology context, for example, we believe we are among the first to test and innovate consumer service using GenAI, new channels, and new solutions to accelerate user issue understanding and resolution. While managing people, we always encourage a mindset of improvement and innovation among the teams, seeking to reward PicPay Lovers who go above and beyond, excel in their service, and innovate in processes.

New Products and Features with AI Use Cases

Since the second half of 2024, we have been delivering new AI-powered experiences that expand convenience, speed, and personalization across our ecosystem. One of our most notable launches is the financial assistant on WhatsApp, which enables customers to make Pix transfers through conversational banking, interpreting text, images, and audio. This capability allows the assistant to recognize Pix keys in varied contexts, such as a price table mentioning “Pix” alongside other information, and instantly trigger a payment.

Beyond transactions, the assistant offers expanded features, including proactive bill payment reminders, automatic debit registration via PDF upload, and real-time access to official documents (e.g., vehicle registration records), with direct integration to instant payment flows. These capabilities are designed to embed AI throughout the customer journey, turning everyday interactions into secure, seamless financial experiences.

Our architecture ensures that all behavioral and transactional data used for context creation is transferred through a private, secure network. No personally identifiable information is ever used for training or retraining the assistant, which is aligned with our privacy-by-design principles.

In parallel, we are advancing into the multi-agent era, orchestrating specialized AI agents within the same experience layer. Leveraging GPT-4.1 via Azure OpenAI Service, our generative AI stack enables rapid deployment of new use cases, scalable to millions of interactions monthly. In 2025, our AI layer processed approximately 61 billion tokens through Azure OpenAI, underpinning our position as an innovator in global financial services.

Our Unit Economics

Strategic Alliance and Incentive Program Agreements

On October 3, 2023, PicPay Bank entered into a Strategic Alliance and Incentives Program Agreement (Contrato de Aliança Estratégica e Programa de Incentivos) with Mastercard Brasil Soluções de Pagamento Ltda., or Mastercard Brazil, with the purpose to issue and increase the Mastercard card portfolio for individuals, as well as the number and financial volume of transactions. Such agreement is effective as of July 1, 2024 and terminates on June 30, 2031. If Mastercard Brazil terminates this agreement without reason, PicPay Bank will not be responsible for returning any amounts received. If PicPay Bank terminates this Agreement without reason, it will be required to reimburse amounts received and pay a fine that is proportional to the term already elapsed under the agreement.

On June 20, 2024, PicPay Bank entered into a Strategic Alliance and Incentives Program Agreement (Contrato de Aliança Estratégica e Programa de Incentivos) with Mastercard Brazil with the purpose to issue and increase the Mastercard card portfolio for legal entities, as well as the number and financial volume of transactions. The term of this agreement began on June 20, 2024 and ends on December 31, 2029. If Mastercard Brazil terminates this agreement without reason, PicPay Bank will not be responsible for returning any amounts received. If PicPay Bank terminates this Agreement without reason, it will be required to reimburse amounts received and pay a fine that is proportional to the term already elapsed under the agreement.

Total Accounts

Total accounts is an important measure to evaluate the growth of our business and our market positioning. As of December 31, 2025, we reached 67.0 million accounts, an increase of 11.2% compared to December 31, 2024.

Total Accounts(1)
(in millions)

Source:	(1) Brazilian Central Bank.

Clients

Quarterly active clients are an important measure of the reach and adoption of our products and are directly correlated to the growth of our business. We reached 42.7 million quarterly active clients as of December 31, 2025, an increase of 9.5% compared to December 31, 2024. As of December 31, 2024, we reached 39.0 million quarterly active clients, an increase of 12.5% compared to December 31, 2023. We define quarterly active clients as any clients that have accessed our app and/or made at least one financial transaction during the quarter and/or generated revenues during the quarter.

The chart below sets forth the evolution in our quarterly active clients for the periods presented:

Quarterly Active Clients
(in millions)

Cross-Selling Strategy

As we further improve our platform and expand our ecosystem by introducing new products and services, not only do older cohorts accelerate their adoption of new products and services, but new cohorts onboard at more mature levels and adopt new products and services faster. As shown in the chart below, the 2024 and 2025 cohorts adopted more than two products in their first quarter. We measure our cross-selling index by calculating the average number of products transacted in the quarter grouped by annual cohorts. This metric includes all products from the digital wallet, financial services, investments, and services.

The chart below sets forth the evolution of our cross-selling index for the period presented:

Cross-Selling Index(1)
(average number of products transacted in the quarter / user)

(1)	Weighted average of product use per annual cohort.

Consumers with credit products have a higher cross-selling index of close to 5 products per consumer taking into consideration the average from the most mature cohorts.

Cross-Selling Index from Credit holders
(average number of products transacted in the quarter / user)

Transactions by Quarterly Cohort

Additionally, we have observed that our cohorts consistently increased the number of transactions they effect monthly through our platform, as shown in the chart below. The average number of transactions per active consumer from the cohort for the first quarter of 2021 to the fourth quarter of 2025 was 37.

Number of Transactions per Month by Quarterly Cohort

Primary Financial Services Platform

Our strategic vision includes a clear commitment to becoming our consumers’ primary financial services platform, and we believe our consumers are increasingly selecting us as their primary financial services provider relationship as they become more comfortable with our solutions and user experience, increasing engagement and usage of our products. We consider ourselves as the primary financial services provider relationship for quarterly active consumers who have: (1) deposited 50% or more of their post-tax monthly income into their PicPay digital wallet; (2) utilized 50% or more of their drawdown credit card limit or loans in the market on our platform; or (3) invested at least three times their post-tax monthly income in any of our investment products.

As of December 31, 2025, 35% of our monthly active consumers from the 2022 cohort onwards, on average, used PicPay as their primary financial services platform, an increase of eight percentage points when compared to the corresponding period in the prior year. More consumers are choosing PicPay as their primary financial services platform as a result of our efforts to improve user experience and provide the best-in-class products and services in line with our consumers’ financial needs. We believe that this metric will continue to increase over the next few years.

Percentage of Monthly Active Consumers that Use PicPay as Their Primary Financial Services Platform by Monthly Cohort

As of December 31, 2025, 43% of our monthly credit holder consumers from the 2022 cohort onwards, on average, used PicPay as their primary financial services platform.

Percentage of Monthly Credit Holder Consumers that Use PicPay as Their Primary Financial Services Platform by Monthly Cohort

Cash-in Evolution

Our digital wallet is our most mature product offering and the foundation of our growth strategy. It was designed to enable consumers to perform several kinds of day-to-day payments in an easy, frictionless and convenient manner. Consumers can add funds to the balance of their accounts in different ways: (1) electronic funds transfers from their accounts held with other financial institutions (wire transfers), including via the Brazilian Central Bank’s instant payment system, Pix; (2) via bank slips (boletos); (3) by receiving funds via P2P payments; (4) payroll portability; (5) contracting loans; or (6) transferring funds from other banks in app through Open Finance (in which case, PicPay serves as a payment initiator).

We have experienced a significant increase in monthly cash-in over time, first driven by the introduction of Pix, which created a better experience for digital payments and transfers and significantly reduced the friction of adding funds to the PicPay digital wallet and accelerated as we evolved to a broader financial and non-financial platform, communicating new features and use cases and gradually gaining more consumer confidence.

As shown in the chart below, total cash inflow reached R$139.4 billion in the three months ended December 31, 2025, an increase of 27% compared to the three months ended December 31, 2024. Considering the three months ended December 31, 2024, cash inflow totaled R$109.9 billion, an increase of 44% compared to the three months ended December 31, 2023.

For the year ended December 31, 2025, cash-in reached R$483.5 billion, an increase of 29% when compared to the previous year. In 2024, cash-in totaled R$374.2 billion, an increase of 57% compared to 2023. We believe this further demonstrates our ability to increase the percentage of quarterly active consumers that use PicPay as their primary financial services platform.

Total Cash-in Evolution
(R$ billion)

Total Payment Volume (TPV)

We use total payment volume (TPV) to assess the volume of financial transactions that take place in our ecosystem. TPV is defined as the aggregate amount of payments, outbound transfers (sending money) and cash-out, net of reversals, completed on our platform.

For the three months ended December 31, 2025, our total payment volume reached R$157.5 billion, an increase of 28% when compared to the same period of the previous year. For the three months ended December 31, 2024, our total TPV reached R$123.3 billion, an increase of 44% when compared to the three months ended December 31, 2023. For the year ended December 31, 2025, total TPV reached R$550.0 billion, an increase of 31% compared to the year ended December 31, 2024. In 2024, our total TPV reached R$421.0 billion, an increase of 55% compared to 2023. We believe that our total TPV performance was positively impacted by our ability to launch and scale products and services at a fast pace, contributing to the increased engagement of our consumers, as many of them began to use PicPay as their primary financial account.

Total TPV Evolution
(R$ billion)

Quarterly Average Revenue Per Quarterly Active Client, or “Quarterly ARPAC”

An important metric to measure the value we generate on a consumer level across all our quarterly active clients is our quarterly ARPAC, which is defined as the total quarterly revenue and financial income divided by the average number of quarterly active clients during the period. The average number of quarterly active clients is defined as the average of the number of quarterly active clients on the end date of the immediately prior three-month period and the number of quarterly active clients on the end date of the current three-month period.

For the full year, quarterly ARPAC is the total revenue and financial income in the last twelve months divided by four and then divided by the average number of quarterly active clients during the period. The average number of quarterly active clients is defined as the average of the number of quarterly active clients on the end date of the immediately prior three-month period and the number of quarterly active clients on the end date of the current three-month period.

As shown below, our quarterly ARPAC in the last three months ended December 31, 2025 totaled R$71.0 per active client, increasing 166% when compared to the ARPAC achieved in the three months ended December 31, 2023. For the full year of 2025, ARPAC reached R$62.9 per active client, increasing 138% since 2023.

Regarding our quarterly ARPAC mix, it has been changing over the past few years as we continue to diversify our portfolio of products and services. In the three months ended December 31, 2023, our quarterly ARPAC consisted mainly of fees, commission and other services and floating. In the three months ended December 31, 2025, there was an increase in revenues from credit products, which represented 52% of the quarterly ARPAC mix, while fees, commission and other services represented 32% of the quarterly ARPAC mix and floating represented 16% of the ARPAC mix.

Quarterly ARPAC mix
(R$/quarterly active client)

We believe that we have a meaningful opportunity to increase our ARPAC given (1) our business diversification, which reflects our ability to launch new products and services beyond digital wallet services, (2) the increase in the pace of adoption of monetizable products by our consumers, (3) the increased pace at which new cohorts onboard and adopt additional products when compared to older cohorts and (4) our offering of credit through selected products, such as PicPay Card and loans, which provide a potential upside to ARPAC through the generation of interest income.

Credit is an important avenue for growth for us. As shown below, ARPAC from credit holders is 4.2x higher than ARPAC from non-credit holders considering the average ARPAC for each quarterly cohort from the fourth quarter of 2023 to the fourth quarter of 2025 consumer cohorts.

ARPAC from Credit holders versus non-credit holders
(R$/quarterly active consumer)

In addition, we present below the average margin per consumer considering the comparison between credit holders and non-credit holders. As can be observed, credit holders present an increase of 3.3x when compared to non-credit holders.

Average Margin per Consumer from Credit Holders versus Non-credit Holders
(R$/quarterly active consumer)

(1)	Considering the total revenue and financial income from the Consumer Banking segment divided by the average quarterly active consumers in the beginning and end of period. (2) Most mature cohort with principality refer to consumers with more than three years of maturity who meet PicPay’s principality criteria.

Credit as the next growth frontier

We are constantly expanding our consumer base, sustaining an accelerated growth rate year after year. Between December 2023 and December 2025, there was a 27% increase in the total number of accounts opened at PicPay, consolidating our position as the 7th largest financial institution in Brazil and the second largest digital bank according to the Brazilian Central Bank.

In addition to acquiring new accounts, we have achieved remarkable results in consumer activation, as evidenced by our high levels of engagement and product usage. Through the monitoring of our cohorts within the first twelve months of the relationship, we observed notable average indicators: more than three products per consumer (cross-selling) and transactional principality above 30%. These metrics demonstrate the effectiveness of our retention strategies and our ability to deepen consumer relationships.

Building on this favorable scenario, we identified a significant opportunity to drive our next growth lever: credit offerings. Currently, our consumers’ share of wallet in credit products contracted with PicPay stands at only 6%.

Quarterly Average Cost to Serve (CTS) Per Quarterly Active Client

We compare our quarterly average cost to serve (CTS) per quarterly active client to our quarterly ARPAC to assess our consumer economics in a given period. We define the average cost to serve per quarterly active client as the sum of transaction expenses, technology expenses, marketing expenses (excluding customer acquisition expenses), personnel expenses, and administrative expenses divided by the average number of quarterly active clients during the period. The average number of quarterly active clients is defined as the average of the number of quarterly active clients on the end date of the immediately prior three-month period and the number of quarterly active clients on the end date of the current three-month period.

Our quarterly average cost to serve was R$20.4 (US$3.7 based on the real/U.S. dollar exchange rate of 5.5024 per US$1.00 as of December 31, 2025) per quarterly active client in the fourth quarter of 2025, an increase of 11% compared to R$18.5 (US$3.3) per quarterly active client in the fourth quarter of 2024. On a monthly basis, i.e. average cost to serve per quarterly active client divided by three, our CTS reached R$6.8 (US$1.2, based on the real/U.S. dollar exchange rate of 5.5024 per US$1.00 as of December 31, 2025) per quarterly active client in December 2025, compared to R$6.1 (US$1.1) per quarterly active client in December 2024. The increase in our CTS is mainly due to higher administrative and personnel expenses during the period.

Quarterly Average Cost to Serve (CTS) per Quarterly Active Client
(R$ / quarterly active consumer)

Our quarterly ARPAC to CTS ratio reached 3.5x in the three months ended December 31, 2025, compared to 2.5x and 1.7x in the three months ended December 31, 2024, and 2023, respectively.

As illustrated in the chart below, we have the lowest cost to serve per quarterly active client among digital banks and incumbent banks.

Quarterly Average Cost-to-Serve(1)
(R$; as of December 31, 2025)

Source:	Company and publicly available information from other companies.
Notes:	(1) Quarterly Cost-to-Serve refers to December 31, 2025 total cost to serve divided by the total average active consumer. Cost-to-Serve calculation according to PicPay’s methodology, which includes the sum of transaction expenses, technology expenses, marketing expenses (excluding expenses related to customer acquisition), personnel expenses and administrative expenses.

Deposits and Cost of Funding

We have experienced a substantial increase in our aggregate deposits over the years. We monitor deposits as they are important sources of funding for our operations. We define deposits as the balance of the payment account and the CDBs, including “piggy banks” (cofrinhos), held by consumers on our platform (comprised of the sum of “user balance – payment accounts” and “user balance – CDB” from third-party funds in our consolidated financial statements). As of December 31, 2025, our aggregate balance totaled R$28.7 billion in deposits, an increase of 44% compared to R$20.0 billion as of December 31, 2024.

Cost of funding represents the weighted average interest rate we pay to our clients and investors on total funds raised, expressed as a percentage of the CDI (Brazil’s benchmark overnight rate). This metric consolidates all our funding instruments — including fixed and floating rate daily liquidity products, financial bills (senior and subordinated), and FIDCs (credit rights investment funds, similar to asset-backed securities). For products with time-dependent returns, we estimate the average holding period. As of December 31, 2025, our cost of funding stood at 94% of the CDI.

Deposits
(R$ billion)

Competition

We operate across a range of highly competitive and rapidly evolving industries. As a dual-sided financial services platform, we face competition from a variety of participants in Brazil, including financial institutions and payment companies. Our primary competitors for each of our strategic pillars are:

●	Consumer Banking:

○	paper-based transactions (principally cash);

○	banks and financial institutions in Brazil that provide traditional payment methods, particularly credit and prepaid cards and electronic bank transfers;

○	international and regional payment processing companies, such as PayPal, MercadoPago from MercadoLibre and PagBank;

○	other technology companies, including digital and mobile apps, that provide P2P, P2B and P2M electronic payment services in Brazil, and companies that offer the Pix instant payment system developed by the Brazilian Central Bank;

○	traditional banks and other financial institutions in Brazil that accept retail deposits, provide credit and prepaid cards, loans and other financial products and services;

○	other technology companies, including digital and mobile apps, that provide financial services in Brazil, such as Nu, Mercado Pago, Inter & Co and PagBank from PagSeguro; and

○	investment platforms and digital players that offer investment products, such as NuInvest, XP and Inter Invest.

●	Small & Medium-Sized Businesses:

○	merchant acquirers in Brazil, such as GetNet, Stone, PagBank, Rede, Mercado Pago and Cielo;

○	traditional banks, digital banks and other financial institutions in Brazil that provide credit and other financial solutions for small and medium-sized businesses; and

○	other companies that offer corporate benefits, such as Flash, Caju, Alelo, VR, Ticket and Sodexo.

●	Audiences and Ecosystem Integration:

○	providers of digital and physical goods who offer their products through their own digital stores;

○	other technology companies, including digital and mobile apps, that offer third party digital goods to consumers in Brazil, such as Meliuz, Nu and PagBank;

○	travel companies such as Decolar, BeFly, Booking.com, and Hurb; and

○	companies that offer raffles such as Sorte Online and Mega Loterias.

For information on risks relating to increased competition in our industry, see “Risk Factors—Risks Relating to Our Business and Industry—We operate across a range of highly competitive and rapidly evolving industries, and any inability to compete successfully would materially and adversely affect our business, results of operations, financial condition, and future prospects.”

J&F Institute

We are deeply committed to being a good corporate citizen and striving to give back to our society and community. Based on the strong integration between Company, School, Family, and Community, PicPay has a partnership with the J&F Institute, a Business Education Center, which exists to support educational companies committed to training young professionals capable of working in technology and becoming future leaders of these companies.

The institute aims to inspire, guide, and implement this proposal that combines the culture of learning and working in the country, betting on people’s growth as the driving force for the evolution of companies. The focus is to make education as the main strategy in the business progress and longevity.

Verticalizing education through two major areas of activity, the J&F Institute offers high-quality education completely free of charge - designed and provided for young individuals who, in addition to cognitive and emotional intelligence, also possess the will to make things happen, identify with the values of PicPay’s culture, and embody each one of them in their actions.

Furthermore, it also provides educational solutions for partnerships with public schools through training of teachers and managers, discretionary financial support, and a gamified platform for students.

Currently, there are two primary initiatives within J&F Institute – Germinare Tech and Germinare Business.

Germinare Tech

As an initiative of J&F Institute’s basic education branch, Germinare Tech is a vocational high school program with a mission to excel in training young systems developers and data analysts. Focused on results, this education program fosters innovation and a systemic perspective among our students, who demonstrate full alignment with our culture.

During the three years of study, students have the opportunity to work on more complex and visible company projects, guided and trained by more senior professionals. After their training period, students have the opportunity to work as developers or data analysts at PicPay. Until 2028, we project to have approximately 400 new young entrants.

We also participate in the J&F Institute’s “Family School” program, which was created to echo a culture that values families and instill confidence in students’ education. The project aims to emphasize and strengthen the role of the family in education, proposing personalized and ongoing contact with family members through scheduled and systemic appointments, including home visits and in-person meetings at the J&F Institute. The program is a reflection of the Institute’s commitment to increasingly high-quality comprehensive education.

Germinare Business

Germinare Business School is designed for students ranging from the 6th grade of elementary school to senior high school. It follows an educational model that simultaneously focuses on technical skills and academic content. At the beginning of high school, students, in addition to their academic responsibilities, also become interns in a work environment.

This pathway aims at shaping future business owners who join the company to not only experience corporate life but also contribute with new ideas, decisions, and the scope of a business leader. Furthermore, PicPay also has a core operations team in the investment market led by students.

These two pathways, Germinare Tech and Business, not only prioritize social impact but also align with the creation of our legacy of sustainability and future business and tech leaders as an educational company.

The definitions are based on data from the Brazilian Institute of Geography and Statistics (IBGE).

Compliance Program

In line with the initiatives adopted by our controlling shareholder, we consider ethics, transparency and integrity to be fundamental pillars for the development of our business and we are fully committed to maintaining the highest standard of conduct in all of our relationships, including interactions with the public administration, public agents, regulatory and self-regulatory bodies, in addition to the private sector.

With the purpose to ensure compliance with these pillars, we establish certain guidelines, as determined by our code of conduct and ethics, our compliance, anti-bribery and anti-corruption policies and procedures that establish the respective departments’ processes, rules, stages, responsibilities and reports.

Our compliance department has the purpose to maintain our integrity program, focusing on ensuring that our business management is carried out ethically and ensuring compliance through the main actions below:

●	Monitoring interaction with public agents: we carry out monthly monitoring to identify the level of compliance in activities and processes carried out by our areas that have interactions with public agents and/or companies responsible for intermediation with agents or public companies, in compliance with the provisions of our Anti-Bribery and Interaction with Public Agents Policy, in accordance with Law No. 12,846/2013 and with the best practices of the CGU Integrity Program;

●	Monitoring payments from suppliers/partners: we carry out monthly monitoring to identify the level of compliance in the activities and processes carried out by our departments that need to contract products and/or services from suppliers/partners, verifying the compatibility of the amounts spent with what was duly established and agreed upon in the contract;

●	Approval of suppliers and partners: we carry out integrity due diligence, with the purpose to evaluate whether third parties (suppliers/partners) have anti-corruption, integrity, ethics, compliance and policies compatible with their sector in their organization, following the guidelines of Brazilian Anti-Corruption Law and CGU best practices, as well as a know your supplier and partner assessment carried out by our Money Laundering Prevention department to identify risks relating to money laundering, terrorist financing and reputation, in order to ensure that we have no links with companies that do not meet our established standards and values;

●	Policies and Procedures: our compliance department is responsible for the governance and maintenance of internal regulations with the purpose to prevent risks associated with our business, addressing topics such as bribery and corruption, conflicts of interest, gifts, meals, entertainment, donations, sponsorships and third-parties;

●	Acculturation (training and communications): as part of our compliance program and acculturation pillar, our employees undergo training and receive periodic communications on topics, such as work environment, antitrust, reporting channel, conflict of interest, misconduct, opportunity and diversity, gifts and anti-corruption policy, harassment, among others, as well as compliance with our code of conduct and ethics at the time they are hired and through periodic reviews;

●	Assessment of the maturity of the integrity program: we recently carried out, together with a renowned consultancy, a study to identify our potential exposure to improper practices. Such study has been used to adapt and improve our integrity program; and

●	Ethics Channel: we have an outsourced reporting channel, which allows anyone to anonymously report potential misconduct and non-compliance with our Code of Ethics and Policies, we have specific policies aimed at handling cases through our reporting channel, as well as applying disciplinary measures, if necessary.

Our Market

Overview

We currently operate in Brazil, a large and dynamic country with a total population of 213.4 million, according to the estimate provided by IBGE on August 28, 2025. Brazil’s GDP is R$11.7 trillion, and household consumption is R$7.5 trillion, or 64% of GDP, all according to information provided by the IBGE as of December 31, 2024.

Despite the size of its economy and its relatively high penetration rate of internet and mobile connectivity, Brazil remains significantly underpenetrated with respect to financial services compared to developed economies and also has relatively low levels of household and corporate debt, with aggregate debt of 35% of its GDP as of December 2023, compared to more developed economies, such as the United States (74%) and Japan (68%), based on information provided by the International Monetary Fund.

In summary, Brazil offers a conducive environment for disruptors, such as PicPay, due to its large population, expanding digital infrastructure, and continuously growing demand for financial services. The nation has a sizeable underserved population which presents a potential opportunity, while recent regulatory developments are positive for promoting innovation. Additionally, there is a strong culture of adopting digital solutions which further enhances Brazil’s appeal as an attractive market for us.

We believe that new players like digital banks, e-commerce platforms and payment and digital wallet providers, such as PicPay, have made significant progress in disrupting the financial services landscape that was traditionally controlled by a small number of large incumbent financial institutions, providing consumers with new and innovative solutions for settling payments and streamlining the financial services landscape.

Trends in Our Favor

According to Sensor Tower for 2025, Brazil is the fourth country in the world in terms of time spent (measured in hours) on mobile devices. In December 2025, the Brazilian population spent 222.7 billion hours on mobile devices, only behind the United States (323.0 billion hours), Indonesia (355.1 billion hours) and India (1,126.6 billion hours), all countries with populations that are larger than Brazil.

Total Time Spent on Mobile
(Hours, 2025)

Source:	Sensor Tower, 2024. Note:iOS and Google Play combined. iOS only for China.

Dividing the results by each applicable country’s population results in an average of hours on mobile spent per person. According to data provided by UNdata for population estimate, with a base date of December, 2024 (1.13 billion for India, 355.1 million for Indonesia, 340.1 million for United States, and 212 million for Brazil), Brazil is ranked second (with a ratio of 1,083.0 hours/person), placed only behind Indonesia (with a ratio of 1,252.6 hours/person) and ahead of the United States (with a ratio of 949.7 hours/person) and India (with a ratio of 771.6 hours/person).

Payments and Banking Landscape

Disruption Across the Brazilian Market

Broadly across financial services in Brazil, traditional banks have been and are continuing to be disrupted. We believe that traditional banking and payments in Brazil have significant pain points, such as poor customer service or high fees, and we believe that the Brazilian consumer is demanding more. Moreover, there are significant secular trends underway across the regulatory landscape and significant technology adoption permeating across the everyday Brazilian. This disruption is occurring from all angles of financial services, from digital banks and credit providers, to E-Commerce, to payments and digital wallets. We believe that PicPay is at the forefront of this disruption and a market leader disrupting Brazilian financial services.

Instant Payments

Pix is an instant payments system that was launched by the Brazilian Central Bank in 2020, with the purpose of fostering digital financial inclusion among the Brazilian population, providing rails for easier and frictionless money transfers. Since its launch, Pix has grown rapidly and is now the most used payment method in Brazil, having reached 29% of all financial transactions in 2022, ahead of other forms of payments such as credit and prepaid cards. Based on data provided by the Brazilian Central Bank, between 2024 and 2025, Pix transactions volume increased by 34%, from R$22.1 trillion in the year ended December 31, 2024 to R$29.6 trillion in the year ended December 31, 2025, which exceeds more than four times the total volume of credit and prepaid card transactions in Brazil in the same period.

The Pix system established itself as a unique tool for enhancing financial inclusion among the Brazilian population. As of December 31, 2025, 22.4 million users had made or received at least one Pix transaction since its launch, according to information provided by the Brazilian Central Bank. Pix has a broad reach amongst the Brazilian adult population, and is widely used in all regions of the country.

According to data provided by EBANX and PCMI, Pix is considered a game changer in rising markets, with a projected CAGR of 35% from 2023 to 2027, the biggest growth of all the other alternatives in the payment system, reaching an average of 40% of its market share by the end of 2027. This rapid growth of real-time payment transactions results from the widespread adoption of Pix by consumers and merchants for their daily expenditures.

In 2028, real-time payments in Brazil are expected to represent 50% of the volume of non-cash transactions, only behind India, where real-time payments are expected to represent 87% by 2028, according to ACI Worldwide. The rapid growth of Brazilian real time payments already surpasses, and is expected to continue to surpass developed economies such as the United Kingdom (12%) and the United States (5%). The rapid growth of real-time payment transactions is driven by the widespread adoption of Pix by consumers and merchants for daily expenditures.

Share of Real-Time Payments in Non-Cash Transactions
(% of total non-cash payments volume, 2023-2028E)

Source:	ACI Worldwide Real-Time Payment Report, 2024.

Building upon the initial strong demand, additional features were subsequently launched on top of Pix to offer more choices for consumers such as Pix Credit which was instrumental in driving usage of our digital wallet. Consumers can use their credit cards to fund a Pix transaction and transfer money to another person or pay a merchant that typically does not accept credit transactions through installment payments in Brazil, such as restaurants and gas stations. Moreover, merchants who choose to receive payments through Pix receive these payments instantaneously and hence are generally willing to offer discounts since there are no acceptance costs compared to traditional payment methods. This has been a key growth driver for our business, as evidenced by the total payment volume of Pix Credit increasing almost 70% in 2024 when compared to 2023 and 17% in 2025 when compared to 2024. Since 2022, the total Pix Credit TPV has increased approximately 235% (for further details, see “Item 5. Operating and Financial Review and Prospects”). Other current and upcoming features in the Brazilian Central Bank’s agenda for Pix products include “Pix Saque” (or Pix Withdraw, Pix as an instrument to facilitate cash withdrawal through commercial establishments), “Pix Troco” (or Pix Change, allowing consumers to receive cash as change from a digital payment), “Pix Garantido” (or Pix Guaranteed, a buy now pay later solution), and “Pix Automático” (or Pix Automatic, aimed to facilitate recurring payments through Pix in an automatic way leveraging prior authorization received from payers).

Pix also has played an important role in promoting the increase of mobile remote payments in Brazil, which include digital and/or electronic purchases made by a consumer to a business in which the location of the device in relation to the POS terminal is irrelevant. Based on the “E-commerce and Payment Landscape in Latin America” report made public by PagSeguro in a partnership with PCMI Advisory, real-time payment solutions such as Pix in Brazil have been progressively gaining share over total e-commerce expenditures in Latin America. In the same report, Pix transactions are expected to present a CAGR of 30% from 2023 to 2026, representing 19% of all e-commerce expenditures in Latin America by 2026.

According to information provided by Payments and Commerce Market Intelligence, or “PCMI,” Pix was set to move US$81 billion in online sales in 2023, an amount 60% higher than registered in the previous year. To emphasize the significant impact of Pix and its extensive penetration, this amount is almost equivalent to the entire Brazilian digital commerce market of 2018, which totaled US$85.5 billion. By 2026, according to PCMI’s projections, Pix transactions are expected to total approximately US$200 billion, reaching 40% of the country’s digital commerce market.

Share of Digital Commerce by Payment Method (2020 – 2026E)

Source:	PCMI, 2023.

Based on information made public by EBANX, the dominant alternative payments in digital commerce are P2P-born with widespread adoption, Brazil’s Pix and India’s UPI set global benchmarks for alternative payment methods. The results reported for 2024 indicate that 40% of online sales, which represent a volume of US$137.4 billion, were made using Pix as the payment method, placing Brazil as the country with the highest volume traded through alternative payment methods.

Source:	PCMI, with EBANX estimates for 2024 volume. Share of online sales within the payment country.

Credit Cards

Despite the relatively low penetration of credit card usage in Brazil compared to more developed economies, such as the United States and the United Kingdom, a notable shift is happening in Brazil. The use of credit cards to fund online transactions is on the rise in the country, with a significant portion attributed to the increasing adoption of digital wallets. As one of the largest digital wallets in Brazil, PicPay played a pivotal role in driving this shift as one of the forerunners in launching payment solutions that enabled use of credit cards to conduct day-to-day transactions, such as money transfers between individuals and businesses, as well as bill payments. With the introduction of these solutions, consumers have the ability to pay by installments in situations such as dining at restaurants, refueling vehicles at gas stations, or paying for freelance services, which were not possible before.

Penetration of Credit Card and Credit Card Usage Among Adult Population
(%, 2021)

Source:	The Global Findex Database, 2021.

Household Credit

Brazil has a relatively low level of household debt, accounting for 35% of its GDP as of December 2023, in contrast to developed countries such as the United States (at 73%) and the United Kingdom (at 78%), or other emerging markets such as Chile (at 46%), based on information provided by the International Monetary Fund. Demand for consumer lending in Brazil has grown recently driven principally by inflation, and Brazilians have had to rely on credit not only for significant expenses like housing and vehicles but also for day-to-day living costs, including short-term purchases such as groceries, clothing, and medicines, which underscores the importance of products like credit cards and personal loans. Nonetheless, incumbent banks in Brazil have traditionally focused on the more affluent segments of the population, and the credit market in Brazil has been mainly concentrated among a few institutions, leading to a large unserved or underserved population.

The outstanding volume of household credit in Brazil reached a total value of R$2.5 trillion as of December 31, 2025, an increase of 13.2% compared to December 31, 2024. From 2019 to 2025, the credit portfolio presented a CAGR of 14%, according to information provided by the Brazilian Central Bank. The two main credit lines used by individuals in Brazil through those years remained concentrated in personal loans and credit cards.

Household Credit Outstanding – Brazil (R$ billion) – 2019 – 2025

Source:	Brazilian Central Bank, 2025. Current Prices. Others are the aggregating of: Personal credit – renegotiation, other goods financing, discount of checks and other non-earmarked credit instruments.

Insurance

With the acquisition of Kovr, which is conditioned on the approval of CADE and SUSEP, we will enter in an insurance market of R$205.0 billion in written premiums in 2025, an increase of 7.0% compared to R$191.5 billion in 2024, according to SUSEP.

Property and casualty insurance written premiums totaled R$145.7 billion in 2025, an increase of 7.3% compared to the previous year. Personal insurance (excluding VGBL – Vida Geradora de Benefícios Livres) reached R$77.6 billion in written premiums in 2025, up 8.8% from 2024.

Property and Casualty Insurance

According to SUSEP, in 2024, property and casualty insurance written premiums grew by 7.3% compared to 2023. A total of R$145.7 billion was written, compared to R$135.8 billion the previous year.

Auto insurance written premiums reached R$61.6 billion in 2025, 6.8% higher than in 2024. This business line represented 42.3% of property and casualty insurance written premiums for the year.

Other property and casualty insurance written premiums totaled R$84.1 billion in 2025, 7.7% higher than in 2024. This set of business lines was responsible for 57.7% of property and casualty insurance written premiums for the year.

The following business lines registered written premiums growth above the average of other property and casualty insurance: comprehensive, special risks – property, financial, property – other, civil liability, marine and aeronautical, rental guarantee, and others (with emphasis on microinsurance).

Share Over Total Property and Casualty Written Premiums

Personal insurance

Personal insurance (excluding VGBL) generated R$77.6 billion in written premiums in 2025, a 8.8% increase compared to 2024. Life insurance grew by 12.7% from the previous year, totaling R$38.5 billion in 2025.

Share Over Total Personal Written Premiums

Business Credit

Similar to the consumer credit market, incumbent banks also have traditionally focused on providing credit only to more affluent corporate customers. As of December 31, 2025, 38.7% of the aggregate credit portfolio was concentrated in large corporations, according to the Brazilian Central Bank. This contrasts with the fact that micro, small and medium-sized companies accounted for 52.8% of total outstanding credit as of December 31, 2025, with micro companies only having 4.8% of the total credit available to businesses in Brazil, which points to the need for alternative credit sources for smaller businesses in Brazil.

Commercial Credit Outstanding by Size of Company - Brazil (%) 2025

Source:	Brazilian Central Bank, 2025.

The outstanding volume of non-earmarked corporate credit in Brazil reached a total value of R$1.6 trillion as of December 31, 2025, an increase of 13% compared to December 31, 2024. From 2019 to 2024, the portfolio reflected a CAGR of 11%, as reported by the Brazilian Central Bank, showing that the private sector has increased its credit exposure despite the higher interest rates over the period.

Commercial Credit Outstanding – Brazil (R$ billion) 2019 – 2025

Source:	Brazilian Central Bank, 2025, Current Prices. Others are the aggregation of: Discount of trade bills, Discount of checks, Guaranteed overdraft accounts, Overdraft, Vehicles and other goods financing, Vehicles and other goods leasing, Vendor, Compror, Advances on exchange contracts, Imports financing, Exports financing, Foreign on lendings, Other non-earmarked credit instruments.

Merchant Acquirer Services

According to SEBRAE (“Portal do Empreendedor”) and Brazil’s federal tax authority (“Receita Federal”), there were 16.3 million micro-merchants (“MEIs”) in the country as of December 31, 2024. Based on the latest Annual Social Information Report (“RAIS”), as of December 2023, there were 4.6 million businesses with at least one employee in the country. According to IBGE’s PNAD, as of December 2024, there were 19.2 million self-employed individuals in Brazil. This could represent a TAM of up to 40.1 million businesses that can adopt our payment acceptance solutions and our credit products for their day-to-day operations.

These millions of merchants have been impacted by significant transformations in the merchant acquiring services market due to technological advancements, shifts in consumer preference, and regulatory developments, such as the following key changes:

●	Rise of Digital Payments: the emergence of digital payments, driven by digital wallets, payment apps, and contactless payment solutions, has transformed the way transactions are conducted. This has prompted acquirers to adapt to process and facilitate these new payment methods.

●	Expansion of E-commerce: the growth of e-commerce has increased the demand for online payment solutions. Acquirers now need to provide secure and efficient platforms for merchants operating in virtual environments.

●	Competition and Innovation: intensified competition in the sector has led acquirers to seek constant innovation. This includes the launch of new products such as Tap to Pay, which enables merchants to use their mobile phones as POS terminals when accepting payments from their consumers.

●	More positive regulatory environment: as of 2010, the Brazilian Central Bank implemented a series of measures to promote competition in the merchant acquiring market. The main changes included the separation of activities between card networks (such as Visa and Mastercard) and acquiring institutions and the end of exclusivity, which prohibited exclusivity arrangements between card networks and merchants, allowing merchants to accept cards from different networks.

●	Contactless Payments: the growing popularity of contactless payments, whether through cards or mobile devices, has required adjustments to payment infrastructures to support this fast and convenient transaction modality. According to information provided by the ABECS for 2023. Brazilians have begun to pay more on an aggregate basis through contactless methods than with traditional cards for in-person purchases.

Open Finance

Open Finance is an initiative aimed at increasing competition and innovation in the financial sector by allowing consumers to securely share their financial data with other financial institutions. Introduced in 2020 by the Brazilian government, Open Finance potentially provides consumers with a wide range of benefits, such as greater choice of financial products, more competitive interest rates, and a more personalized financial experience.

According to the Brazilian Central Bank, as of December 31, 2025, the average number of bank accounts per individual/business reached 6.2 accounts. Considering from 2012 to 2019, we observed a CAGR of only 5%. Since the pandemic, this growth accelerated with a CAGR from 2020 to 2025 of 14%. Based on Global Findex Database, bank penetration among the adult population in Brazil reached 84% as of December 31, 2021. Open Finance creates an opportunity beyond mere financial inclusion, enabling the population to not only participate in the financial system, but also benefit from differentiated offers of products and financial services that meet their needs with security and transparency. In this context, Open Finance helps to streamline individuals’ financial management through the integration of their financial data and also raises the standard of service quality in institutions, with a special focus on optimizing the user experience.

Average Bank Accounts per Individual/Business in Brazil (2012 – 2025)

Source:	Brazilian Central Bank, 2025.

The Brazilian Central Bank has divided the launch of Open Finance into four phases:

●	Phase 1: the entire ecosystem was established by participating financial institutions, enabling them to share information among themselves via APIs. During this stage, only information on banking products and services offered by each financial institution, service channels and other relevant data from the participating institutions was included.

●	Phase 2: individual users have the ability to share registration information between institutions. This information includes, for example, full name, tax identification numbers, transaction data, addresses, and phone numbers. All sharing is done with the user’s consent and can be halted at their discretion.

●	Phase 3: users are already able to make payments and access other financial services from third parties, by connecting their bank account to those counterparties. Users are able to share their banking history to gain access to services from other institutions, such as instant payments and other credit-related proposals, facilitated by API technology.

●	Phase 4: users are able to share more data besides just their banking history with other institutions. An example is their entire history, including investments and insurance data, which will facilitate access to a wider range of products and services beyond traditional banking. This marks the beginning and definitive transition into Open Finance.

Open Finance has been one of our key strategic pillars since our acquisition of Guiabolso in 2021. Guiabolso was the forerunner of Open Banking in Brazil which provided a holistic platform that aimed to facilitate and improve people’s financial management by organizing their budgets, coordinating payment schedules, expense categorization, offering financial products, and allowing them to make instant and free transfers at any date and time. Since our full integration of the business of Guiabolso in 2022, we have been leveraging Open Finance initiatives within all the business units of our ecosystem, improving our product offering across our digital wallet, financial marketplace, investments, services, and financial and non-financial solutions for business. Moreover, we launched our PFM (personal financial management) feature in October 2022 and started operating as a payment initiator in February 2023, allowing our consumers to pull funds from any of their bank accounts directly from their PicPay account, adding another frictionless way to cash-in.

Based on a variety of metrics, we are a leading enabler of Open Finance in Brazil. We are currently the third largest player in terms of market share of active consents received (consumers that opted in to share their financial information from other institutions with PicPay) with 12.3%, placing us only behind Nubank (22.3%) and Mercado Pago (13.0%), and ahead of Caixa Econômica (6.5%), Santander (6.2%), Banco do Brasil (6.1%), Itaú (5.8%) and Bradesco (4.4%), according to data provided by the Brazilian Central Bank. We are also the third largest Brazilian player in payments initiation based on the cumulative number of API calls to authorize payments in our ecosystem through our account aggregator since April 2023. Open Finance has been highly instrumental in expanding our consumers’ principality, which allows us to capture new opportunities and increase the overall adoption of financial and non-financial products and services offered through our open platform.

One of the key initiatives from Open Finance is the Payment Initiation Service Provider, which allows third-party providers to initiate payments on behalf of consumers, making it easier for them to transfer funds and make payments using different financial providers without having to switch between different mobile apps and bank accounts, reducing time and friction (for further details, please see “Business—Our Two-Sided Ecosystem—Our Unique Approach”). We started operating as a payment initiator in February 2023, providing Pix transactions from other financial institutions through our account aggregator. We have noted that transactions initiated by PicPay are growing, allowing us to capture new possibilities to increase the overall level of expenditures across financial and non-financial products and services offered through our open platform.

Competition Landscape

The Brazilian banking sector has been undergoing a transformation driven by the rise of digital banks, which challenged the traditional model by offering more accessible, transparent, and low-cost digital services. Their simplified, frictionless experience quickly attracted millions of customers, highlighting how the sector still carried barriers and inefficiencies in meeting the needs of the modern consumer.

Although traditional banks still hold a significant share of the market, their operations are often marked by large structures, high costs, and inflexible processes. These factors limit the agility needed to respond to new demands and explain why many people have shifted (or begun to split) their financial relationships to digital alternatives.

According to data reported by Brazil’s five largest incumbent banks (Caixa Econômica, Itaú, Bradesco, Santander, and Banco do Brasil) in their annual results, and complemented by the Brazilian Central Bank’s 2023 Banking Economy Report, these institutions still capture roughly 70% of the industry’s total profit pool. This level of concentration underscores how much value remains tied to traditional players despite the ongoing digital disruption.

Digital banks, however, are uniquely positioned to compete not only by eroding this concentration but also by unlocking a new profit pool for the market as a whole. As a result of their lower cost-to-serve, neobanks can expand financial inclusion and shift a growing portion of retail customers, who today are still largely served by traditional banks, into more efficient, digital-first platforms.

In addition, since December 2021, we have rapidly accelerated account openings, positioning us, according to data provided by the Brazilian Central Bank, as the third largest financial institution in the country in terms of new accounts acquired (only behind Mercado Pago and Nubank) with an increase of nearly 31 million new accounts over the period. Digital banks are driving the growth in the number of accounts nationwide, and our performance is a clear reflection of this trend.

Source: Brazilian Central Bank.

Our Opportunity

Total Addressable Market (TAM)

Our addressable markets include all of the aforementioned sectors. We define our estimated addressable market through the main verticals below:

Total addressable market (TAM) as revenues

●	Wallet and Banking: takes into consideration the estimated transactional fee charged by the market over total volumes, net of credit card interchange and funding costs.

●	Cards: considers interchange fees paid by merchants to issuers plus net interest income resulting from credit card revolving operations and balance financing.

●	Consumer Loans: consists of net interest income from payroll loans, personal loans and other categories of non-earmarked credit products, excluding credit cards for individuals.

●	Others (Insurance and Investments): comprised by revenues from distribution of policies to customers, including automobile, assistance, voluntary third-party liability and other coverages, such as residential and warranty extension. For investment estimates, we consider income from take rate and distribution of investment products, such as CDBs, funds and other fixed income products to our customers.

●	SMB Banking: consists of net revenues from interchange and annual fees charged by card issuers from their debit, prepaid, and credit card operations, as well as net interest income from revolving and balance financing products. It also includes additional transactional revenue from bill issuance and other banking services offered for SMBs (such as Pix payments funded via credit card). In addition, revenues from distribution of insurance policies to businesses, including loss of profits, engineering risks, miscellaneous risks, group life insurance, general liabilities and other coverages, such as guaranteed insurance for public and private sectors, are also taken into consideration. For the investments segment, it consists of income from administration fees for the management of middle fixed income portfolios from companies.

●	Payment Acceptance: consists of fees charged by acquirers to process credit, debit and prepaid transactions accepted by merchants, net of card interchange costs. It also considers revenues originated from an estimated market yield for POS terminals rental and net interest income from prepayment of credit card receivables.

●	Business Loans: consists of net interest income from non-earmarked credit products for businesses.

●	Corporate Benefits: consists of interchange or MDR fees paid by merchants to issuers of corporate benefit cards plus income with account balance floating and income with settlements scheduled floating.

The chart below presents the TAM for our two-sided ecosystem for the year of 2026 in terms of net revenues:

Source:	Company’s proprietary data and estimates.
(1)	TAM calculated as an addressable net revenue pool.
(2)	Pix/P2P transfers and bill payments using a credit card.
(3)	Life insurance, automobile insurance and investments.
(4)	Payments made using a credit or prepaid card, and credit card loans (revolving and refinanced balances).
(5)	Non-earmarked loans to individuals, other than credit card operations.
(6)	Account balance floating, ITC settlements schedule floating.
(7)	Business cards, bill issuance and Pix financing, insurance and investments.
(8)	Rental fees, MDR credit card receivables.
(9)	Non-earmarked loans for business.
(10)	Based on Brazil’s 2024 GDP of R$11.7 trillion.

Our TAM represents the total potential net revenue generation of our two-sided ecosystem in the Brazilian market. As detailed above, we calculate our TAM by analyzing information of each of the following sectors in which we operate: wallet and banking, cards, consumer loans, insurance, investments, corporate benefits, payment acceptance, and business loans. As an initial step to calculate TAM, we estimate the addressable market for each sector in terms of volume, as volume growth is a key driver of net revenue potential. Our estimates are based on a combination of publicly available information and internal data. Using our estimates of the total volume of our addressable markets, we can then calculate the potential net revenue of the addressable market for each sector. In order to do so, we make several assumptions, such as market adoption rates, pricing strategies and competitive dynamics, using both public and internal data. Our TAM is calculated as the aggregate of these net revenues.

We believe that this measure is helpful for investors since it offers a view of the market’s potential scale and growth trajectory, which is essential for assessing our business’s long-term viability and profitability. Moreover, we believe that the calculation of TAM enables investors to measure our market penetration and growth potential.

In addition, our strategic decisions must be informed by a clear understanding of the markets in which we operate in order to capture opportunities and increase our market penetration. We continuously monitor and update our TAM to reflect changes in the market landscape, with the aim of ensuring that our business strategies are aligned with current and future market opportunities. Our management uses TAM estimates to assess our penetration potential in each of the markets in which we operate. These estimates help us understand the size and opportunity of each market segment, providing a clear view of our growth and expansion potential across our different areas of operation.

Below we present the main data sources and assumptions that we adopted for the calculation of our TAM for each sector.

Consumers’ Addressable Market

Wallet and Banking

We define the digital wallet sector as Pix transactions and bill payments using credit cards as a source of funding. The net revenue pool for the digital wallet sector comprises potential fee-based revenues generated when consumers make instant payments using their credit cards as a source of funding. Such payments can occur either in a single transaction or multiple installments. The net revenue pool also includes bill payments settled using wallet balances or credit cards, either in single payments or several installments.

Combining the revenues from such sources, we calculated a total net revenue pool of R$13 billion for 2024. Within such pool, PicPay holds a market share of 9.3%.

We estimate the volume for Pix transactions based on historical data provided by the Brazilian Central Bank for P2P (person-to-person) and P2B (person-to-business) total volumes, as well as on the main following assumptions:

●	growth projections for real-time payment transactions, as publicly disclosed in the ACI Worldwide 2024 Real-Time Payments Report; and

●	estimates of Pix installment payments using credit cards, based on Open Finance data from major market players (leading banks), with an additional rate derived from internal data that reflects consumer transactional behavior involving Pix installments using a credit card as the source of funding.

For bill payments funded through credit cards, we estimate the volume taking into consideration historical data provided by the Brazilian Central Bank, as well as the following main assumptions:

●	to estimate the increase in bill payments, we considered the future household consumption projection from the Focus report, published by the Brazilian Central Bank (real projection) and the inflation growth projection, since our figures are in nominal value; and

●	considering that our consumers’ behavior for the payment of bills with a credit card and making Pix installment payments is similar, we assume that both products have the same installment penetration rate.

In both scenarios, net revenue is reported after deducting interchange and card scheme fees and funding costs related to receivables prepayment, given Brazil’s current credit cycle. In addition, we also considered PicPay’s digital wallet business economics to estimate net revenue, based on internal data and considering the increased competitive scenario, which reduces consumer fees over time.

We believe that net revenues from the digital wallet business in Brazil could reach R$50 billion until the end of 2030. Considering internal estimates, it represents a CAGR of 25% compared to R$13 billion of net revenues for this sector in 2024. One of the main factors that contribute to such growth is related to the consolidation of instant payments in Brazil led by Pix, as well as credit card new use cases enhanced by digital wallets given that consumers are increasingly adopting credit cards as a source of funding while paying their bills. Additionally, Pix Credit TPV for person-to-person and person-to-business transactions, according to internal estimates, is expected to reach R$36.7 billion in the year 2030, a CAGR of 25% compared to R$9.4 billion observed for 2024.

However, there are certain limitations as a result of the absence of public information. With respect to estimates for competitor market share and penetration, an accurate assessment of the competitive landscape is challenging without strategic information regarding each company’s market share and penetration. Moreover, our position is informed by internal data and it may not fully represent the entire market. Various factors influence pricing decisions, and each company has its unique strategy.

Cards

We define the cards sector as revenues from fees charged by card issuers and net interest income from credit card operations, including revolving and balance financing products. We estimate that the net revenue pool for this market totaled R$173 billion in 2025, resulting in a market share of 1.3% for PicPay.

We estimated the market from card issuance activities and the volume for credit and prepaid card transactions through the evaluation of historical data from 2020 to 2025 and projections provided by the Brazilian Central Bank. For the following years, we assumed a stable growth pace. With respect to the credit market, we relied on historical data for credit card outstanding balances from the Brazilian Central Bank and projections provided by Febraban.

The Brazilian Central Bank reports interchange fee data on a monthly basis, which is used to calculate transactional revenues. Additionally, the Brazilian Central Bank also reports the average annual fee and the number of cards used to estimate the total amount of annual fee revenues in the market, as well as interest rate data from balance financing and revolving credit, which are considered in the calculation of credit revenues (net of funding costs).

We expect net revenues from card transactions to reach R$310 billion in the year 2030, a CAGR of 12% compared to R$173 billion observed for 2025. We believe that the consolidation of this business is based on behavior change, as consumers are increasingly preferring more convenient and secure payment methods, such as cards over paper-based transactions. This behavior is driven by the ease of use of cards, the possibility to accrue benefits, such as points and miles, and the additional security offered by electronic transactions. In addition, as more consumers opt for online shopping due to the convenience and variety of options available, the volume of card transactions also tends to increase.

Consumer loans

We define the consumer loans segment as non-earmarked credit operations for consumers, excluding credit card balances, which are already covered by the section above.

For the credit market, we considered historical data for non-earmarked outstanding loans from the Brazilian Central Bank and projections provided by Febraban.

Moreover, we estimated net revenues considering market data for interest rates as reported by the Brazilian Central Bank and calculated such revenues net of funding costs.

Based on such assumptions, we estimate a net revenue pool of R$363 billion in 2025 for consumer loans, with PicPay’s share at 0.6%.

When we take into consideration net revenues coming from consumer loans it is estimated to reach R$484 billion in Brazil in the year 2030, a CAGR of 5% from R$363 billion in 2025. Unlike other segments, consumer credit is more sensitive to the income cycle due to the qualitative profile of its products, which tend to respond more immediately to labor market conditions and disposable income dynamics. In this context, household indebtedness has continued to increase even in an environment of restrictive monetary policy, a movement explained in part by the persistence of inflation at elevated levels, but also by the maintenance of the unemployment rate at historical lows, which has sustained income and increased appetite for credit. This increase in indebtedness requires close monitoring of its effects on credit quality. After reaching a peak in 2025, the delinquency indicator has already shown signs of an inflection, remaining at a level lower than that observed in the period immediately prior to the pandemic.

As a result of this environment, credit expansion has been accompanied by higher household income commitment. Nonetheless, the macroeconomic backdrop—marked by resilient economic growth and stimulus stemming from expansionary fiscal policies—has helped mitigate part of the associated risks by expanding the available monetary base and supporting borrowers’ repayment capacity.

On the other hand, the increasing digitalization of the Brazilian financial sector has facilitated access to credit for many individuals. Fintechs and digital banks have been offering more agile and accessible solutions, expanding access to credit for a portion of the population that previously had difficulties obtaining loans. In this scenario, other loans such as car loans and overdraft loans are estimated to reach a net revenue pool of R$94 billion in 2026, an average increase of 4.4% compared to R$90 billion in 2025.

Loan market projections present two main limitations. The first is related to the absence of information on the provision balance for doubtful accounts by type of credit. This lack of detail makes it impossible to perform calculations with a reasonable degree of accuracy for net interest margin after losses. As a consequence, calculating net revenue up to the level of net interest income may lead to distortions, since risk and provisioning levels vary significantly across different portfolios.

The second limitation is related to future interest rate estimates. In these projections, a constant spread is applied based on the funding cost projection, represented by the SELIC rate. This approach may fail to capture variations in the pricing strategies adopted by the market throughout the projected period.

Others (Insurance and Investments)

We define the insurance segment as revenues from distribution of insurance policies to consumers, including automobile, assistance, voluntary third-party liability and other coverages, such as residential and warranty extension. In our estimates, we considered constant commercial fee ratios, which are fees paid to insurance distributors.

For the investments segment, we consider income from take rate and distribution of investment products, such as CDBs, funds and other fixed income products to our customers. In our estimates, we considered constant yield and gross take rate ratios for the estimation of volume of their respective markets.

We estimate the volume for insurance policies based on total volumes historical data provided by (Superintendência de Seguros Privados), or the “SUSEP,” as well as projections provided by the National Confederation of Insurers (Confederação Nacional das Seguradoras), or the “CNSEG.” For the investment segment, we estimate the volume for the fixed income market and funds distribution based on data provided by (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or the “ANBIMA”, as well as internal projections for gross take rate for funds and fixed income markets.

We estimated the net revenue pool to total R$34 billion in 2024, resulting in a market share of 0.3% for PicPay. According to internal estimates related to the TAM of this business ecosystem, the volume of this segment will reach R$51 billion in 2030, reflecting a CAGR of 7% from 2024.

Evolution and Estimation of Consumers’ Addressable Market

We present below the estimates for our TAM for our Consumers Addressable Market until 2030. We estimate that the net revenue pool will reach R$895 billion in 2030, reflecting a CAGR of 10% from 2024.

Merchants’ Addressable Market

SMB Banking

We define the SMB Banking segment as revenues from financial products and services offered to small and medium-sized businesses, which include:

●	interchange and annual fees from card issuers and net interest income from credit card operations, such as revolving and installment financing;

●	commission fee from bill issuance; and

●	financial income from Pix or payments of bills funded via credit card.

We estimate the volume for Pix transactions based on historical data provided by the Brazilian Central Bank for B2P (business-to-person) and B2B (business-to-business) total volumes, as well as on the main following assumptions:

●	growth projections for real-time payment transactions, as publicly disclosed in the ACI Worldwide 2024 Real-Time Payments Report; and

●	estimates of Pix installment payments using credit cards, based on Open Finance data from major market players (leading banks), with an additional rate derived from internal data that reflects consumer transactional behavior involving Pix installments using a credit card as the source of funding.

For bill payments funded through credit cards, we estimated the volume taking into consideration historical data provided by the Brazilian Central Bank, as well as the following main assumptions:

●	to estimate the increase in bill payments, we considered the future household consumption projection from the Focus report, by the Brazilian Central Bank (real projection), and the inflation growth projection, since our figures are in nominal value; and

●	considering that our consumers’ behavior for the payment of bills with a credit card and making Pix installment payments is similar, we assume that both products have the same installment penetration rate.

In addition, for SMB banking, we also consider in our estimates the business insurance and investment segments, which are composed by revenues from distribution of insurance policies to businesses, including loss of profits, engineering risks, miscellaneous risks, group life insurance, general liabilities and other coverages, such as guaranteed insurance for public and private sectors. For the investments segment, we define the management of middle fixed income portfolios from companies as income from administration fee. For these sectors, we considered the following main assumptions:

●	constant commercial fee ratios, which are fees paid to insurance distributors. We estimate the volume for insurance policies based on total volumes historical data provided by (Superintendência de Seguros Privados), or the “SUSEP,” as well as projections provided by the National Confederation of Insurers (Confederação Nacional das Seguradoras), or the “CNSEG.”; and

●	constant yield and administration fee ratios to estimate the volume of the revenues of their respective markets for the investment segment. We estimate the volume for the fixed income market and funds distribution based on data provided by (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or the “ANBIMA,” as well as on internal projections for gross take rate for funds and fixed income markets.

Our calculation places the net revenue pool at R$13 billion in 2024, resulting in a market share of 0.05% for PicPay. For the TAM related to this business line, according to internal estimates, the net revenue pool of this segment will reach R$38 billion in the year 2030, representing a CAGR of 20% from 2024.

Corporate Benefits

We define the corporate benefits sector as interchange fees or MDR paid by merchants to issuers of corporate benefit cards, plus financial income from account balance floating and settlements scheduled floating.

The volume of corporate benefits is closely related to workforce dynamics and economic indicators. Therefore, we considered data from IBGE with respect to the number of formal workers, data from the Brazilian Ministry of Labor and Employment (Ministério do Trabalho e Emprego) regarding the penetration of corporate benefits among formal workers and information from private companies that offer corporate benefits, such as Swile and Alelo.

In addition, we estimated net revenues considering PicPay’s Corporate Benefits business economics, which is based entirely on internal data.

Our estimate places the net revenue pool at R$17 billion in 2024, resulting in a market share of 0.1% for PicPay.

In Brazil, the corporate benefits market thrives on labor laws mandating minimum offerings and a strong demand for competitive benefits to retain talent. Economic stability supports businesses in providing these benefits. Additionally, technology streamlines benefit administration, while a growing focus on employee well-being drives demand for comprehensive wellness programs.

However, the high competition in this segment leads to lower margins and a contracted net revenue pool. The main limitation for this sector is related to the availability of data on product penetration among formal workers, which could affect the accuracy of our projection. However, we seek to mitigate this risk by using what we consider are reliable variables, such as the total number of formal workers (provided by the IBGE) and the average meal allowance benefits used for calculation of the Total Payment Volume (TPV), as reported by Alelo—one of the major players in the sector.

Our internal data might not fully represent market conditions, since several factors may influence pricing decisions, and each company has its unique strategy.

In addition, a potential regulatory change could make market rules more flexible and expand the TAM and net revenue pool, or the opposite may happen. However, due to the uncertainty surrounding these changes, we did not incorporate such changes into our market growth projections.

Payment Acceptance

We define the payment acceptance sector as revenues from transactions using credit and prepaid cards, Pix at POS terminals, equipment rental, and receivables prepayment.

We estimated the volume for credit and prepaid cards considering historical data from 2024 and projections from the Brazilian Central Bank, with stable growth expected for the subsequent years. As reported by acquirers, the volume from Pix transactions through POS terminals was estimated based on its penetration within the card market volume. For the prepayment of receivables, we used data from the Brazilian Central Bank and projections from the Febraban.

Moreover, we calculated net revenues taking into consideration market data, such as the average Merchant Discount Rate (MDR), average interchange fees, interest rate and funding costs, as reported by the Brazilian Central Bank. In addition, we took into consideration the relationship between rental revenue and Total Payment Volume (TPV), as shared by our competitors, as well as internal data. Net revenues were also calculated after discounting interchange fees and funding costs.

We estimated a net revenue pool of R$18 billion in 2024, resulting in a market share of 0.8% for PicPay.

According to our internal estimates based on information provided by the Brazilian Central Bank, net revenues coming from merchant acquiring services in Brazil will reach R$28 billion in the year 2030, a CAGR of 10% since 2024, when we observed that revenues from acquirers totaled R$18 billion. Among the main factors contributing to this increase we can mention the increasing use of electronic payment methods, the expansion of e-commerce, the adoption of technologies such as NFC payments, and the growth of financial inclusion, with more people accessing banking services and using cards. These combined elements are contributing to a significant increase in transaction volume and the development of the payments sector in the country.

We believe that the use of Brazilian Central Bank transactional and pricing data helps to mitigate the risk of significant inaccuracies in the projected TAM and net revenue pool data for 2026. Such projections’ main limitations are related to information on POS rental and Pix on POS terminals, as both projections are based only on data disclosed by major players.

Business loans

We define the business loans sector as non-earmarked credit operations for small and medium-sized businesses, excluding prepayment of credit card receivables. For the credit market, our calculations used historical data for non-earmarked outstanding loans provided by the Brazilian Central Bank and projections from Febraban. In addition, we estimated net revenue considering market data for interest rates as reported by the Brazilian Central Bank, net of funding costs.

For 2024, our operation did not include business loans, so our market share for this segment was zero.

According to internal estimates based on data provided by the Brazilian Central Bank, revenues could reach a volume of R$105 billion in 2030, presenting a CAGR of 5% compared to R$77 billion observed for 2024. In recent years, Brazil’s corporate credit market has seen notable shifts. Interest rates for business loans have decreased alongside the personal credit market, driven by reduced basic interest rates and heightened competition among financial institutions. The advent of digital credit has streamlined access to financing, with fintechs and traditional banks offering online platforms for swift and efficient lending. Moreover, there has been a concerted effort to expand financing opportunities for small and medium businesses (SMBs) through targeted programs and partnerships. Companies increasingly seek tailored financial solutions, such as technology investment credit and export financing. Concurrently, financial institutions have tightened credit policies and bolstered risk assessment processes to navigate economic uncertainties effectively. These dynamics underscore a transformative period in Brazil’s corporate credit landscape, blending technological innovation with evolving market demands.

The main limitation of such projection is related to net interest income. Since the Brazilian Central Bank does not disclose data for performing credit outstanding loans, we use the difference between outstanding credit and non-performing loan balance as a proxy for performing credit outstanding loans.

Evolution and Estimation of Merchants’ Addressable Market

We present below our estimations for our TAM until 2030. We estimate that the net revenue pool will reach R$183 billion in 2030, reflecting a CAGR of 7% from 2024.

Source: Company’s proprietary data and estimates.

See “Presentation of Financial and Other Information—Total Addressable Market.”

Regulation

Our business is subject to a number of laws and regulations that affect payment schemes and payment institutions, many of which are still evolving and could be interpreted in ways that could harm our business. While it is difficult to fully ascertain the extent to which new legal developments will affect our business, there has been a trend towards increased consumer, data privacy protection and prudential requirements. General business regulations and laws, or those specifically governing payment institutions, may be interpreted and applied in a manner that may place restrictions on the conduct of our business.

Four of our subsidiaries in Brazil, PicPay Instituição de Pagamento S.A., or “PicPay Brazil,” PicPay Bank – Banco Múltiplo S.A., or “PicPay Bank,” PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda., or “PicPay Invest,” and Crednovo Sociedade de Empréstimo entre Pessoas S.A., or “Crednovo,” perform activities that are subject to Brazilian regulation enacted by the Brazilian Central Bank (Banco Central do Brasil), or “BCB,” by the Brazilian National Monetary Council (Conselho Monetário Nacional), or the “CMN” and/or by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or the “CVM,” as applicable, and have obtained authorizations from the Brazilian Central Bank to operate, as follows:

●	PicPay Brazil is authorized by the Brazilian Central Bank to operate as a payment institution (instituição de pagamento) in the capacities of: (1) issuer of electronic currency (emissor de moeda eletrônica), (2) issuer of postpaid payment instruments (emissor de instrumento de pagamento pós-pago) and (3) acquirer (credenciador); and (4) payment transaction service provider (iniciador de transação de pagamentos);

●	PicPay Bank is authorized by the Brazilian Central Bank to operate as a multi-purpose bank (banco múltiplo), with authorization to perform both commercial and credit, financing and investment activities, as well as to carry out transactions in the foreign exchange market;

●	PicPay Invest is authorized by the Brazilian Central Bank to operate as a securities dealership firm (sociedade distribuidora de títulos e valores mobiliários), or “DTVM,” performing the activities provided by CMN Resolution No. 5,008, of March 24, 2022, as amended, or “CMN Resolution 5,008/2022.” In addition, PicPay Invest is authorized by the CVM to perform securities custodian services (custodiante de valores mobiliários) and fiduciary administration and trustee (administrador fiduciário de carteira de valores mobiliários) activities; and

●	Crednovo is authorized by the Brazilian Central Bank to operate as a P2P lending fintech company (sociedade de empréstimo entre pessoas), or “SEP,” intermediating credit operations between lenders and borrowers.

Moreover, Kovr Seguradora is authorized and supervised by SUSEP. Therefore, once the acquisition occurs, it will become one of our subsidiaries and be subject to SUSEP’s oversight and the regulatory framework of CNSP and SUSEP.

Further, our subsidiary Nosso Time iGaming Ltda., a sportsbook company, is authorized to operate by the SPA under the fixed-odds sports betting category.

Our main subsidiaries in Brazil are subject to extensive regulation. We offer various payment, financial and capital markets services and we perform activities related to credit, payments, digital accounts, brokerage services and portfolio management.

Regulation Applicable to the Brazilian Payment System

General Rules

The activities developed by PicPay Brazil in Brazil are subject to Brazilian laws and regulations applicable to payment schemes (arranjos de pagamento) and payment institutions. Brazilian Federal Law No. 12,865, of October 9, 2013, as amended, or “Law 12,865/2013,” established the first set of rules regulating the electronic payments industry within the Brazilian Payments System (Sistema de Pagamentos Brasileiro), or “SPB,” and created the concepts of payment schemes, payment schemes settlors (instituidores de arranjos de pagamento) and payment institutions.

In addition, Law 12,865/2013 granted to the Brazilian Central Bank (in accordance with the guidelines set out by the CMN), and to the CMN, authority to regulate entities involved in the payments industry. Such authority covers matters such as the operation of these entities, capital requirements, internal controls, risk management, opening of payment accounts and the transfer of funds to and from payment accounts. After the enactment of Law 12,865/2013, the CMN and the Brazilian Central Bank created a regulatory framework regulating the operation of payment schemes and payment institutions. Such framework consists mainly of, among others:

●	CMN Resolution No. 4,282, of November 4, 2013, as amended, or “CMN Resolution 4,282/2013,” which sets forth the guidelines for the regulation, oversight, and supervision of payment institutions and payment schemes that are part of the SPB, as provided for in Law 12,865/2013;

●	BCB Resolution No. 80, of March 25, 2021, as amended, or “BCB Resolution 80/2021,” which regulates the establishment and operation of payment institutions, sets out the parameters for filing applications for authorization to operate by such institutions and governs the provision of payment services by other institutions authorized to operate by the Brazilian Central Bank;

●	BCB Resolution No. 81, of March 25, 2021, as amended, or “BCB Resolution 81/2021,” which regulates the authorization processes related to the operation of payment institutions and the provision of payment services by other institutions authorized to operate by the Brazilian Central Bank;

●	BCB Resolution No. 96, of May 19, 2021, as amended, or “BCB Resolution 96/2021,” which regulates the opening, maintenance and closing of payment accounts; and

●	BCB Resolution No. 150, of October 6, 2021, as amended, or “BCB Resolution 150/2021,” which consolidates regulations on payment schemes, approves the regulation governing the provision of payment services within payment schemes that are part of the SPB, sets forth the criteria under which payment schemes do not fall within the scope of the SPB, among other related measures.

The Brazilian Central Bank’s regulations also allow payment schemes settlors to set additional rules for entities that use their brands. Since we participate in third-party payment schemes, we must comply with their rules in order to continue accepting payments from payment instruments bearing their brands. Below is a summary of the most relevant laws that apply to our operations in the SPB.

Payment Schemes

A payment scheme, for Brazilian regulatory purposes, is the collection of rules and procedures that governs payment services provided to the public, with direct access by its end consumers (i.e., payors and receivers). In addition, such payment service must be accepted by more than one receiver in order to qualify as a payment scheme:

●	Payment schemes that exceed certain thresholds are considered to form part of the SPB and are subject to the legal and regulatory framework applicable to the payment industry in Brazil, according to Article 2, II, of BCB Resolution 150/2021, including the requirement to obtain an authorization by the Brazilian Central Bank.

●	Payment schemes that operate below these thresholds are not considered to form part of the SPB, according to Article 2, II, of BCB Resolution 150/2021, and are therefore not subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain an authorization from the Brazilian Central Bank, although they are required to report certain operational information to the Brazilian Central Bank on an annual basis.

●	Limited-purpose payment schemes are not considered to form part of the SPB and, therefore, are not subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain authorization from the Brazilian Central Bank. Limited-purpose payment schemes include, among others, those whose payment orders are: (i) accepted only at the network of merchants that clearly display the same visual identity as that of the issuer, such as franchisees and other merchants licensed to use the issuer’s brand; (ii) intended for payment of specific public utility services, such as public transport and public telecommunications; (iii) intended for payment of specific products or services; and/or (iv) related to employee benefits (such as meal vouchers).

●	Certain types of payment schemes have specific exemptions from the requirement to obtain authorization from the Brazilian Central Bank. This applies, for example, to payment schemes set up by governmental authorities, payment schemes set up by certain financial institutions, closed-loop payment schemes set up by payment institutions authorized to operate by the Brazilian Central Bank, payment schemes aimed at granting benefits to natural persons due to employment relationships and payment schemes set up by an authorized payment institution in which financial settlement of payment transactions are carried out exclusively using the book-transfer method.

On November 10, 2025, the Brazilian Central Bank issued BCB Resolution No. 522, which amended BCB Resolution No. 150/2021 and implements rules resulting from Public Consultation No. 104. The new framework strengthens centralized risk management in payment schemes that are part of the SPB, expressly allocating to the payment scheme settlor (networks) ultimate and non-derogable liability to ensure the settlement of all transactions to receiving users, including with its own funds if adopted protection mechanisms are insufficient. Resolution No. 522 enhances transparency over risk allocation and financial risk mitigation tools, and bars delegation of sub-acquirer oversight: the settlor (network) becomes solely responsible for monitoring participants’ risks and may not delegate sub-acquirer risk management to acquirers. It also reinforces “honor all cards,” prohibits the requirement of collaterals among participants, limits participants’ financial liability in chargebacks to 180 days from the transaction authorization (after which, where rules permit, liability shifts to the network), and strengthens controls on fraud, AML/CFT, as well as conduct standards with payers. The rule further advances interoperability, information sharing, authorization/change/cancellation processes for arrangements, full participation of sub-acquirers in centralized clearing and settlement, and transparency of fees charged within arrangements.

Resolution No. 522 became effective upon publication, which happened on November 12, 2025. In view of the structural changes to risk management, scheme settlors must, within 180 days of publication, (i) submit to the Brazilian Central Bank requests for authorization to amend the regulations of their payment schemes to reflect the new requirements and (ii) implement the full participation of all sub-acquirers in centralized settlement for schemes subject to centralized settlement, along with related operational interfaces (including information exchange between settlement infrastructures and receivables registries) and enhanced tariff and penalty disclosures.

Payment Schemes Settlors

A payment scheme is set up and operated by a payment scheme settlor, which is the entity responsible for the payment scheme’s authorization and function. Payment scheme settlors, for Brazilian regulatory purposes, are the legal entities responsible for managing the rules, procedures and the use of the brand associated with a payment scheme. Brazilian Central Bank’s regulations, in Article 3 of Annex I of BCB Resolution 150/2021, require that payment scheme settlors must be (i) incorporated in Brazil, (ii) have a corporate purpose compatible with its payments activities; and (iii) have the technical, operational, organizational, administrative and financial capacity to meet their obligations. They must also have clear and effective corporate governance mechanisms that are appropriate for the needs of payment institutions and the consumers of payment schemes.

Payment Institutions

A payment institution is defined as the legal entity that participates in one or more payment schemes and is dedicated, alternatively or cumulatively, to the activities described in Law 12,865/2013, including but not limited to the execution of the remittance of funds to the receivers in payment schemes.

Specifically, based on the Brazilian payment regulations, payment institutions are entities that can be classified into one of the following four categories, according to Article 3 of BCB Resolution No. 80/2021:

●	issuers of electronic currency (prepaid payment instruments): these payment institutions manage prepaid payment accounts for cardholders or end-consumers. They carry out payment transactions using electronic currency deposited into such prepaid accounts, and convert the deposits into physical or book-entry currency or vice versa.

●	issuers of post-paid payment instruments (e.g., credit cards): these payment institutions manage payment accounts where the end-user intends to make payment on a post-paid basis. They carry out payment transactions using these post-paid accounts.

●	acquirers: these payment institutions do not manage payment accounts, but enable merchants to accept payment instruments issued by a payment institution or by a financial institution that participates in a payment scheme. They participate in the settlement process for payment transactions by receiving the payment from the card issuer and settling with the merchant.

●	Payment Initiator Service Provider (PISP): these payment institutions render initial payment services whereby it does not (i) manage the account from which the payment is being made; and (ii) hold the fund during the rendering of the services.

Payment institutions must operate in Brazil and must have a corporate purpose that is compatible with payments activities. As for payment schemes, the regulations applicable to payment institutions depend on certain features, such as the annual cash value of transactions handled by the payment institution or the value of resources maintained in prepaid payment accounts. Certain financial institutions have specific exemptions from the requirement to obtain authorization from the Brazilian Central Bank to act as a payment institution and provide payment services. Furthermore, certain payment institutions are not subject to the legal and regulatory framework applicable to the payment industry in Brazil. This applies, for example, to payment institutions that only participate in limited-purpose payment schemes and payment institutions that provide services in the scope of programs set up by governmental authorities aimed at granting benefits to natural persons due to employment relationships.

The CMN and Brazilian Central Bank’s regulations applicable to payment institutions cover a wide variety of issues, including: (i) penalties for noncompliance; (ii) the promotion of financial inclusion; (iii) the reduction of systemic, operational and credit risks; (iv) reporting obligations; and (v) governance. The regulations applicable to payment institutions also cover payment accounts (contas de pagamento), which are the end-user accounts, in registered (i.e., book-entry) form, which are opened with payment institutions that are card issuers of prepaid or post-paid instruments and used for carrying out each payment transaction. BCB Resolution 96/2021, in Article 3, classifies payment accounts into two types:

●	prepaid payment accounts: where the intended payment transaction is executed when the funds have been deposited into the payment account in advance; and

●	post-paid payment accounts: where the payment transaction is intended to be performed regardless of funds having been deposited into the payment account in advance.

In order to provide protection from bankruptcy, Law 12,865/2013 requires payment institutions that issue electronic currency to segregate the funds deposited in prepaid payment accounts from their own assets. In addition, with respect to prepaid electronic currency, the payment institutions must hold a portion of the funds deposited in the prepaid payment account in certain specified instruments, either in:

●	a specific account with the Brazilian Central Bank, which pays interest linked to the SELIC rate, pursuant to the provisions of BCB Resolution No. 237, of March 16, 2023; or

●	Brazilian government bonds registered with the Special Settlement and Custody System (Sistema Especial de Liquidação e Custódia), or the “SELIC.”

Since July 1, 2023, payment institutions have been able to operate in the foreign exchange market, as long as they comply with certain rules, such as the restriction to only operate with electronic currency and operational thresholds, pursuant to BCB Resolution No. 277, of December 31, 2022, as amended, or “BCB Resolution 277/2022,” and subject to prior authorization.

Instant Payment System (Pix)

In 2020, the Brazilian Central Bank launched Pix, a payment system that allows real-time payments and transfers. The main goals of the Brazilian Central Bank with Pix are to foster innovation and differentiated services that meet the needs of end consumers, as well as expand and simplify the payment methods available, since less personal information is needed in order to materialize a payment. In this context, the Pix is an open ecosystem which various types of payment service providers can join.

On August 12, 2020, the Brazilian Central Bank published BCB Resolution No. 1 or BCB Resolution 1/2020, which sets out implementation procedures and participation criteria for the Brazilian Instant Payments System (Sistema de Pagamentos Instantâneos), or “SPI,” and the Brazilian Central Bank’s instant payments arrangement. The arrangement requires that all financial and payment institutions authorized to operate by the Brazilian Central Bank and which have more than 500,000 active client accounts (including checking, savings and payment accounts) will mandatorily participate in the SPI and in the Brazilian Central Bank’s instant payments arrangement. Moreover, according to BCB Resolution 1/2020, as amended by Resolution No. 429 and starting January 1, 2025, only institutions authorized by the Brazilian Central Bank are authorized to operate in the Pix ecosystem.

In addition to the traditional functionalities of Pix, such as transferring funds between individuals and/or legal entities, the Brazilian Central Bank is currently developing new tools to be integrated with Pix, enabling new possibilities to use Pix in different contexts. Such new functionalities are aligned with the Brazilian Central Bank’s goals to promote competitiveness and innovation in the means of payment business, foster financial inclusion, reduce costs related to means of payment and improve the user experience, which should be simple and secure.

The following features have already been developed by the Brazilian Central Bank:

●	Pix Collection (Pix Cobrança): As provided in the Subsection II of the Annexed Regulation to BCB Resolution 1/2020, Pix Collection is the possibility for a receiving user to easily manage and receive collections related to:

o	immediate payments, which are those related to business models in which payment must be made at the same time of the collection, such as physical points of sale and e-commerce;

o	payments with maturity date, which are those related to business models in which the payment can be made at a future date, with the possibility of covering interest, fines, other additions, discounts and other rebates; and

o	payments related to the facilitation of cash withdraw service, meaning those related to the receipt of Pix transactions for cash withdraw or change purposes, as requested by the withdrawing person, to enable the availability of funds to the paying user under Pix Withdraw and Pix Change products, further described below.

●	Pix Withdraw and Pix Change (Pix Saque and Pix Troco): As provided in the Subsection III of the Annexed Regulation to BCB Resolution No. 1/2020, Pix Withdraw consists of a transaction in which a payer user, holding a transactional account in any Pix participant, issues a Pix with the purpose of making a withdraw from their transactional account to the transactional account of a withdraw service facilitator or withdraw agent, receiving funds in paper money in an amount corresponding to the payment made. Pix Change consists of a transaction in which a payer user, holding a transactional account at any Pix participant, upon making a purchase at a withdraw agent that is a merchant or a corresponding withdraw facilitator service, issues a Pix with the purpose of changing from their transactional account to the transactional account of the withdraw agent, receiving funds in paper money in an amount corresponding to the difference between the Pix for the purpose of change and the purchase amount.

●	Scheduled Pix (Pix Agendado): As provided in the Subsection I of the Annexed Regulation to BCB Resolution 1/2020, scheduled Pix consists of the possibility of a payer user to schedule a Pix for a certain future date. The request for a Scheduled Pix should be retained in the internal systems of the transactional account provider participant, not affecting the transactional wallet balances of the payer user, until the time of initiation of the Pix transaction. In the event of lack of sufficient funds in the payer user’s account on the scheduled date for Pix, the initiation of the transaction is not authorized.

●	Automated Pix (Pix Automático): As provided in the Subsection IV of the Annexed Regulation to BCB Resolution 1/2020, Automated Pix enables automatic recurring payments through a single authorization by the payer. Payees (e.g., utilities) may generate recurring payments using the Pix rail without the need for individual agreements with the payer’s payment service providers. Under recent updates, CMN Resolution No. 5,251, of September 25, 2025, and BCB Resolution No. 505, of September 22, 2025, provided new requirements to require debit authorizations with corporate or non-regulated payees to follow Automated Pix rules and require depositary and recipient institutions to update contracts and related procedures.

In addition, Guaranteed Pix (Pix Garantido) is currently under development by the Brazilian Central Bank. With Guaranteed Pix, consumers would be able to pay for their purchases, with a guarantee of payment to the recipient of the funds by the financial institution holding the checking account; this feature remains under development with launch expected in the long term (not expected at least until 2027). Installment Pix is being designed as a new product that will allow the payer to obtain credit to split a Pix transaction into installments, with the recipient receiving the full amount instantly and a standardized user experience for the installment process; this proposal is currently under discussion, while other non-official initiatives are already being offered by financial institutions.

Financial Institutions Regulation

General Rules

The current Brazilian banking and financial system was established by Brazilian Federal Law No. 4,595, of December 31, 1964, as amended, or “Law 4,595/1964.”

Law 4,595/1964 set forth the structure of the National Financial System (Sistema Financeiro Nacional), or the “SFN,” which consists of the CMN, the Brazilian Central Bank, Banco do Brasil S.A., the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or the “BNDES,” and other public or private financial institutions. Moreover, while the following entities are not covered by the Banking Law, they play key roles in the financial system, including: the CVM, the Brazilian Private Insurance Authority (Superintendência de Seguros Privados), or the “SUSEP,” the National Superintendency of Pension Plans (Superintendência Nacional de Previdência Complementar), or the “PREVIC,” the National Private Insurance Council (Conselho Nacional de Seguros Privados), or the “CNSP,” the National Council for Pension Plans (Conselho Nacional de Previdência Complementar), or the “CNPC”, and the Board of Appeals of the National Financial System (Conselho de Recursos do Sistema Financeiro Nacional – CRSFN).

Brazilian Federal Law No. 4,728, of July 14, 1965, as amended, or “Law 4,728/1965,” regulates the Brazilian capital markets establishing standards and several other mechanisms. Moreover, pursuant to Brazilian Federal Law No. 6,385, of December 7, 1976, as amended, or “Law 6,385/1976,” the distribution and issuance of securities in the market, trading of securities and settlement and/or clearance of securities transactions all require prior authorization by the CVM. The banking and capital markets regulatory framework in Brazil is further supplemented by regulation issued by the CMN, CVM and the Brazilian Central Bank, and self-regulation policies, such as those issued by several associations, over-the-counter organized markets and securities exchanges, that govern their members and participants, such as the Brazilian stock exchange – Brasil, Bolsa, Balcão, or the “B3,” the Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or “ANBIMA,” and the Brazilian Association of Investment Analysts (Associação dos Analistas e Profissionais do Mercado de Capitais), or “APIMEC.”

The incorporation and operation of financial institutions in Brazil depend on prior authorization from the Brazilian Central Bank. Pursuant to Decree No. 10,029 of September 26, 2019, the Brazilian Executive Branch granted authority for the Brazilian Central Bank to approve foreign investments in financial institutions. Such decree was further regulated by BCB Circular No. 3,977, of January 22, 2020 and foreign investments in financial institutions are also subject to oversight from the CVM when they participate in the Brazilian capital markets (such as PicPay Invest).

Financial institutions in Brazil may operate under various forms, such as commercial banks, investment banks, credit, financing and investment companies, cooperative banks, leasing companies, securities brokerage firms, securities dealership firms, real estate credit companies, mortgage companies, among others, all of which are regulated by different rules issued by the CMN, the Brazilian Central Bank and the CVM (if such financial institutions participate in capital markets activities). In addition, similarly to financial institutions, stock exchanges are also subject to CMN, Brazilian Central Bank and the CVM approval and regulation as well as to regulation established by Brazilian Federal Law No. 4,728, of July 14, 1965, as amended, or “Law 4,728/1965.”

Pursuant to Law 4,595/1964, CMN Resolution No. 4,970, of November 25, 2021, as amended, or “CMN Resolution 4,970/2021” and CMN Resolution 5,008/2022, financial institutions, such as PicPay Bank, PicPay Invest Crednovo, and securities brokerage and dealership firms (CTVMs and DTVMs), such as PicPay Invest, must seek approval from the Brazilian Central Bank when appointing managers (including directors, officers and members of certain statutory boards, such as fiscal councils), as provided in Article 3, V, of CMN Resolution 4,970/2021. According to Law 4,728/1965, for securities dealership firms (such as PicPay Invest), managers are subject to further restrictions and are prohibited from working for or fulfilling any administrative, advisory, tax or decision-making positions at entities listed on the Brazilian stock exchange. In addition, managers of PicPay Invest are prohibited from filling managerial functions in other brokerage firms authorized to carry out foreign exchange transactions pursuant to CMN Resolution No. 5,009, of March 24, 2022, as amended, or “CMN Resolution 5,009/2022.”

Pursuant to Article 2 of CMN Resolution No. 5,043 of November 25, 2022, as amended, or “CMN Resolution 5,043/2022,” with the exception of (i) equity interests typically held in proprietary investment portfolios by investment banks, development banks, development agencies and multi-purpose banks; (ii) temporary equity interests not categorized as permanent assets (ativos permanentes) and not subject to consolidation by the financial institution; and (iii) minority equity interests in financial organizations and institutions abroad, made exclusively for the purpose of gaining access to export financing instruments and the international transfer of resources, financial institutions must receive prior authorization from the Brazilian Central Bank to hold capital interest in other companies. In order to receive authorization, the financial institutions’ activities must justify the need to hold capital interest in other companies. However, should the financial institutions participate in underwriting activities under certain exceptions established by the CMN, they will not need to provide such justification.

According to Law 4,595/1964, Brazilian financial institutions are prohibited from granting loans or cash advances to their managers (officers, directors, and members of advisory boards, as well as their relatives). Certain exceptions to such restrictions are set forth in CMN Resolution No. 4,693 of October 29, 2018, as amended, or “CMN Resolution 4,693/2018.”

Multi-Purpose Banks

According to CMN Resolution No. 5,060 of February 16, 2023, as amended, or “CMN Resolution 5,060/2023,” Brazilian multi-purpose banks (such as PicPay Bank) are subject to extensive and continuous regulatory scrutiny by Brazilian authorities. Multi-purpose banks conduct at least two types of banking activities, according to Article 4 of CMN Resolution 5,060/2023, provided that at least one of such activities is either commercial or investment banking. Banking regulation is enforced by the relevant government entities and regulators with the goal of controlling credit availability and reducing or increasing consumption.

Certain controls are temporary in nature and may vary from time to time in accordance with the relevant government’s or regulator’s credit policies, including:

●	minimum capital requirements;

●	compulsory reserve requirements;

●	lending limits and other credit restrictions; and

●	accounting and statistical requirements.

The following rules are applicable to multi-purpose banks (such as PicPay Bank):

●	they must ensure the adequacy of products and services for consumers’ needs, interests and objectives, as well as the integrity, reliability, security and confidentiality of transactions, services and products;

●	they may not own real estate other than the property they occupy, unless they take possession of real estate in satisfaction of a debt or when expressly authorized by the Brazilian Central Bank, subject to certain CMN rules. Moreover, the total amount of fixed assets must be limited to fifty per cent (50%) of the institution’s regulatory working capital;

●	they must comply with the principles of selectivity, guarantee, liquidity and risk diversification;

●	financial institutions are prohibited from granting loans or advances without an appropriate agreement formalizing such debt;

●	financial institutions may not grant loans to, or guarantee the transactions of, their affiliates, except in certain limited circumstances (refer to “—Other Rules” below);

●	the registered capital and total net assets of financial institutions must be compatible with the rules governing share capital and minimum capitalization enforced by the Brazilian Central Bank for each type of financial institution; and

●	financial institutions shall maintain internal policy and procedures governing their relationships with clients and consumers of their products and services.

On September 26, 2019, CMN issued Resolution No. 4,753, as amended, or “CMN Resolution 4,753/2019,” which, effective as of January 1, 2020, replaced and consolidated several sparse CMN Resolutions dealing with the opening of bank accounts, which were issued over the years due to changes made to enable the creation of new products and services for specific public and clients, such as the rules applicable to “simplified accounts” previously governed by CMN Resolution No. 3,211, of June 30, 2004, and CMN Resolution No. 4,480, of April 25, 2016, which previously regulates the opening and closing of bank deposit accounts by Brazilian residents through the exclusive use of electronic means and establishes terms and conditions applicable thereto. In addition, CMN Resolution No. 4,949, of September 30, 2021, as amended, or “CMN Resolution 4,949/2021,” sets forth procedures to be adopted by financial institutions with respect to client relationship.

With the purpose to enable the use of more modern and efficient technology to attract new consumers through electronic service channels (a process known as digital onboarding), CMN Resolution 4,753/2019 removed from the regulatory framework several existing restrictions arising from the adoption of procedures relating to physical handling of documents, such as the requirement that the identification and location details of the client must be physically checked, as previously established by Resolution No. 2,025, of November 24, 1993. The Brazilian Central Bank acknowledged that there are currently more efficient and secure ways of verifying data by electronic means, which reduces administrative costs.

The integration of modern technology such as Application Programming Interfaces, or “APIs,” big data and Blockchain / Distributed Ledger Technology, or “DLT,” has incentivized the CMN and the Brazilian Central Bank to develop new rules in connection with Agenda BC#, which is the Brazilian Central Bank innovation program, and the regulatory framework tends to evolve accordingly. Regulatory authorities are striving to create technological solutions that would plug the gaps from traditional inefficiencies in the banking system. The regulators have expressed significant interest in the benefits and efficiencies that such technology may bring to the banking industry and to its financial inclusion strategies.

Pursuant to Article 2 of CMN Resolution No. 4,893, of February 26, 2021, as amended, or “CMN Resolution 4,893/2021,” financial institutions and other institutions authorized to operate by the Brazilian Central Bank must implement cybersecurity policies in order to ensure the integrity of their data systems. Under CMN Resolution 4,893/2021, which regulates cybersecurity policies and the requirements for contracting data processing, storage and cloud computing services, covered institutions are required to appoint an officer who will be responsible for implementing and overseeing cybersecurity policy and to adopt procedures and controls to prevent and respond to cybersecurity incidents.

CMN Resolution 4,893/2021 also requires relevant institutions to provide an annual report to the Brazilian Central Bank disclosing any cybersecurity incidents, as well as remediation efforts. In addition, communication to the Brazilian Central Bank is required should any third-party service providers be hired for data processing, storage and cloud computing services. When services are rendered abroad, there are additional requirements for contracting, including the existence of a cooperation agreement between the Brazilian Central Bank and the supervisory authority of the foreign country, or, absent such cooperation agreement, such contracting is subject to prior approval of the Brazilian Central Bank.

Securities Brokerage and Dealership Firms (CTVMs and DTVMs)

Securities trading in stock exchange markets shall be carried out exclusively by securities brokerage or dealership firms (such as PicPay Invest) and certain other authorized institutions. Brokerage and dealership firms are part of the SFN and subject to regulation and oversight of the CMN, the Brazilian Central Bank and the CVM. Securities brokerage and dealership firms must be authorized by the Brazilian Central Bank to trade on the stock exchange market. Among other roles, securities brokerage and dealership firms and certain other authorized institutions may act as underwriters in the public offering of financial instruments and may participate in the foreign exchange trades in any foreign exchange market, subject to certain limitations, as set forth in the Brazilian Central Bank’s regulations.

Brokerage and dealership firms are regulated by CMN Resolution 5,008/2022, which allows such entities to engage in the following activities (among others):

●	trading in stock exchanges;

●	underwriting;

●	intermediating public offerings;

●	managing investment portfolios; and

●	intermediating foreign currency trades.

In addition to CMN Resolution 5,008/2022, brokerage and dealership firms are also subject to regulations issued by the CVM.

Pursuant to the rules set forth by the Brazilian Central Bank, brokerage and dealership firms (such as PicPay Invest) cannot execute transactions that may result in loans, facilities or cash advances to their clients, including through synthetic transactions (such as assignment of rights), with the exception of margin transactions and other limited transactions.

Moreover, brokerage and dealership firms can neither charge commissions in connection with trades during primary distribution, nor purchase real property, except for their own use or as payment under “bad debts” (in which case, the asset must be sold within a year).

Credit Fintechs (SCDs and SEPs)

CMN enacted Resolution No. 4,656 on April 26, 2018, subsequently replaced by CMN Resolution No. 5,050, of November 25, 2022, as amended, or “CMN Resolution 5,050/2022,” with the purpose to regulate online lending fintechs and established two new categories of financial institutions. Pursuant to CMN Resolution 5,050/2022 and Law 4,595/1964, the following new categories of financial institutions are the only financial institutions authorized to grant credit through electronic platforms:

●	On-Line Lending Company (sociedade de crédito direto), or “SCD,” which is a financial institution that carries out loan transactions, financing and acquisition of credit rights exclusively through an electronic platform, using mainly its own capital as financial source for such transactions. The SCDs are authorized to assign credits related to their own transactions to: (i) financial institutions; (ii) investment funds; or (iii) securitization companies, provided that the quotas of the investment funds and the securitization assets issued by the securitization company are offered exclusively to qualified investors; and

●	Peer-to-Peer Lending Company (sociedade de empréstimo entre pessoas), or “SEP”: which is a financial institution that intermediates lending and financing transactions between individuals, exclusively through an electronic platform (such as Crednovo). Creditors may be individuals, financial institutions, investment funds exclusively destined to qualified investors, securitization companies or other legal entities, but similarly to the SCD, the quotas of the investment funds and the securitization assets issued by the securitization company can only be offered to qualified investors. CMN Resolution 5,050/2022 limits the exposure of non-qualified investors (as per CVM regulation) to R$15,000.00 per debtor, for transactions intermediated by the same SEP.

As financial institutions, SCDs and SEPs, among other provisions:

●	are free to charge any compensatory interest rates, without caps or limitations, being excluded from the restrictions imposed by Decree No. 22,626, of April 7, 1933, as amended, or the “Brazilian Usury Law”;

●	will have direct access to the Credit Risk Data System of the Brazilian Central Bank (Sistema de Informação de Crédito), or “SCR,” for credit purposes analysis;

●	perform credit collection for third parties and consumers (in the case of SEPs);

●	issue electronic currency and post-paid instruments, in accordance with applicable regulation; and

●	may opt to have direct access to the SPB, which allows the performance of domestic wire transfers and issuance of bank slips (boletos) without the intervention of a traditional financial institution.

On the other hand, SCDs and SEPs must comply with certain key governance, compliance and supervision requirements applicable to all the institutions that are a part of the SFN, such as: minimum requirement of paid-in capital stock and net equity, prior authorization to operate, banking secrecy, establishment of internal controls and procedures, implementation of risk management structures, observation of know your client, anti-money laundering and counter terrorist financing rules, cybersecurity rules, constitution of ombudsman office and preparation of accounting statements pursuant to the Standard Chart of Accounts of the National Financial System (Plano Contábil das Instituições do Sistema Financeiro Nacional, or “COSIF,” administrative penalties for noncompliance, among others.

Both companies are subject to prior licensing from the Brazilian Central Bank in order to operate, following the procedure set forth by this new regulatory framework. Licensing requirements are slightly simpler (the business plan, for instance, is replaced by a statement of reasons), but are generally similar to those already in place for financial institutions, such as: (i) identifying the controlling group; (ii) proving financial and economic capacity, expertise and know-how; and (iii) showing evidence of approval from the applicant’s officer members.

Securities Custodians

According to CVM Resolution No. 32, of May 19, 2021, as amended, or “CVM Resolution 32/2021,” the provision of securities custody services includes:

●	in the event of the provision of services to investors: (i) the preservation, control and reconciliation of securities positions in custody accounts held in the name of the investor; (ii) the handling of trading instructions received from investors or persons legitimized by agreement or mandate; and (iii) the handling of events incident to the securities under custody; and

●	in the event of services being provided to issuers: (i) the physical safekeeping of non-book-entry securities; and (ii) carrying out the procedures and registrations necessary for the centralized deposit regime to be effective and applied to securities.

In order to be able to provide the services listed above, it is necessary to apply for authorization with the CVM, which is granted to commercial, multiple or investment banks, savings banks, brokerage firms or securities dealership firms (such as PicPay Invest), and entities providing clearing and settlement services and centralized securities depository.

In addition, in order to be able to apply to provide custody services, the applicant must:

●	set up and maintain operational and technological capacity for the performance of its activities, with a view to the satisfactory provision of custody services, in particular with regard to guaranteeing the quality and confidentiality of information; and

●	set up and maintain secure computerized processes and systems suitable for carrying out its activities, so as to enable the recording, processing and control of positions and custody accounts.

The aforementioned processes and systems must be compatible with the size, characteristics and volume of the operations for which the institution is responsible, as well as with the nature and type of the securities under its custody. Further, in order to apply for authorization to provide securities custody services, the institution must demonstrate economic and financial capacity compatible with the operations to be carried out.

Investment Portfolio Trustees

The activity of managing securities portfolios is also regulated by the CVM. CVM Resolution No. 21, of February 25, 2021, as amended, or “CVM Resolution 21/2021,” defines securities portfolio management activities as professional activities directly or indirectly related to the operation, maintenance and management of securities portfolios, including the investment of funds in the securities market on behalf of and in the name of clients.

CVM Resolution 21/21 provides for two categories of securities portfolio managers:

●	investment portfolio trustees (such as PicPay Invest); and/or

●	investment portfolio managers.

In order to be accredited by the CVM to carry out this activity, legal entities acting as securities portfolio administrators must:

●	be headquartered in Brazil;

●	have securities portfolio administration as their corporate purpose and be duly incorporated and registered with the National Register of Legal Entities (Cadastro Nacional da Pessoa Jurídica), or “CNPJ”;

●	have one or more officers duly accredited as asset managers, responsible for the activity of securities portfolio management, under the terms of CVM Resolution 21/2021;

●	appoint an officer responsible for compliance and an officer responsible for risk management;

●	be controlled by shareholders (direct and indirect) who have an unblemished reputation and who have not been convicted of certain crimes detailed in article 3, VI, of CVM Resolution 21/2021;

●	appoint officers who are not prevented or suspended from holding office in a financial institution or other entities authorized to operate by the CVM, the Brazilian Central Bank, SUSEP or PREVIC, and who have not been prevented from carrying out securities portfolio management activities by a judicial or administrative decision;

●	put in place and maintain personnel and information technology resources appropriate to the size and types of investment portfolios managed; and

●	sign and provide the CVM with the appropriate forms to prove the capacity of their partners and officers to carry out such activities, under the terms of CVM Resolution 21/2021.

Under CVM Resolution 21/2021, in Article 18, portfolio managers must, among other requirements, conduct their activities with good faith, transparency, diligence and loyalty in dealing with their clients and perform their duties in such a way as to meet their clients’ investment objectives. Article 16 of CVM Resolution 21/2021 also requires portfolio managers to maintain a website on the internet, with various up-to-date information, including, but not limited to:

●	a reference form to be filled in annually;

●	a code of ethics;

●	rules, procedures and a description of internal controls to comply with CVM Resolution 21/2021;

●	a risk management policy;

●	a securities trading policy for managers, employees, collaborators and the company itself;

●	a manual for pricing the assets of the securities portfolios it manages, even if this manual has been developed by third parties; and

●	a policy for apportioning and dividing orders between securities portfolios.

In addition, according to Article 20 of CVM Resolution 21/2021, securities portfolio managers are prohibited from:

●	advertising guaranteed levels of profitability, based on the historical performance of the portfolio or securities and securities market indices;

●	modifying the basic characteristics of the services it provides without prior formalization in accordance with the agreement and regulations;

●	making any promises regarding future portfolio returns;

●	contracting or making loans on behalf of their clients, subject to certain exceptions established in the applicable regulations;

●	providing a guarantee, endorsement, acceptance or co-obligation in any other form in relation to the assets it manages;

●	neglecting, under any circumstances, to defend the rights and interests of the client;

●	trading in the securities of the portfolios it manages for the purpose of generating brokerage or rebate income for itself or for third parties; or

●	subject to certain exceptions established in CVM Resolution 21/2021, acting as a counterparty, directly or indirectly, in business with portfolios it manages.

Virtual Assets Service Providers (VASPs)

Law No. 14,478, of December 21, 2022, or “Law 14,478/2022,” sets forth Brazil’s legal framework for virtual asset services and regulates Virtual Asset Service Providers, or “VASPs.” Under Law 14,478/2022, virtual asset is defined as a digital representation of value that may be electronically traded or transferred and used for payment or investment purposes, excluding: (i) domestic and foreign currencies; (ii) electronic currency as defined under Law 12,865/2013; (iii) instruments that provide their holder with access to specified products, services, or benefits derived therefrom, including loyalty program points and rewards (i.e., utility tokens); and (iv) representations of assets whose issuance, registration, trading, or settlement is established by applicable law or regulation, such as securities and other financial assets (i.e., security tokens).

Law 14,478/2022 also defines VASP as a legal entity that, on behalf of third parties, performs at least one of the following virtual assets activities: (i) exchange between virtual assets and fiat currency; (ii) intermediation of virtual assets; (iii) transfer of virtual assets; (iv) custody or administration of virtual assets or instruments enabling control over them; or (v) participation in financial services related to the offering or sale of virtual assets. Additional services directly or indirectly related to virtual asset activities may be authorized by the competent federal authority.

Following the enactment of Law 14,478/22, the Brazilian Central Bank, as the authority responsible for regulating the provision of virtual assets services and the operations of VASPs, issued, on November 10, 2025, Resolutions No. 519, or “BCB Resolution 519/25,” 520, or “BCB Resolution 520/25,” and 521, or “BCB Resolution 521/25,” respectively regulating the licensing process applicable to VASPs, the general rules related to the organization and operations of VASPs, and the foreign exchange registrations related to cross-border virtual assets transactions.

Pursuant to BCB Resolution 520/25, VASPs must operate under one of three regulated modalities, each defined by the scope of services performed on behalf of clients: (i) intermediary of virtual assets; (ii) custodian of virtual assets; and (iii) exchange (i.e., combining both intermediation and custody). BCB Resolution 520/25 classifies VASPs by modality and restricts cross-activity combinations, except where expressly authorized, thereby structuring the market by function and corresponding controls, governance, and client-facing obligations.

Under BCB Resolution 520/25, an intermediary of virtual assets has as its corporate purpose the intermediation of virtual assets and may, solely on behalf of third parties, subscribe issuances, buy, sell and exchange virtual assets, administer portfolios comprising virtual assets and financial instruments, act as fiduciary agent in virtual asset market operations, perform staking operations, and conduct foreign exchange-related virtual asset services, among other activities authorized by the BCB. Intermediaries may also, with prior notice or authorization where applicable, act as e-money issuers, liquidity providers, market makers, or providers of financial services such as issuer advisory and independent financial counseling, subject to applicable BCB and CVM rules and any specific foreign exchange regulations for activities related to foreign exchange, or FX.

On the other hand, a custodian of virtual assets has as its corporate purpose the custody of virtual assets and is responsible for safeguarding and controlling instruments that confer control over virtual assets (such as private keys); maintaining accurate, timely position records and reconciliations; carrying out client instructions; handling events affecting the assets; and administering data and information necessary to exercise rights. Only custodians authorized to perform the full set of core custody functions may offer staking for clients, and any technology service engaged by a custodian must not enable the technology provider to interfere with core custody activities or clients’ exercise of rights. Such arrangements are deemed relevant outsourcing and are subject to prudential outsourcing and cloud rules applicable to BCB-supervised institutions.

An exchange (corretora de ativos virtuais), in its turn, combines, as its corporate purpose, both intermediation and custody of virtual assets, effectively operating as an integrated broker-custodian platform under a single license. By contrast, standalone intermediaries and standalone custodians are prohibited from combining activities of other modalities, which prevents unlicensed commingling of functions and reinforces the separation of roles unless the entity is formally licensed as an exchange.

Across modalities, BCB Resolution 520/25 sets forth baseline operational and prudential requirements, including: segregation of client funds and assets from the VASP’s own; prohibitions on using client assets for proprietary transactions (with narrow, disclosure-based exceptions, such as staking under specific safeguards or express consent from qualified/professional investors); robust governance, risk management, cybersecurity, and AML/CFT frameworks; conflict-mitigation and transparency obligations; and enhanced disclosures regarding services, risks, safeguards, and the absence of deposit-insurance coverage for virtual assets. These safeguards are designed to protect client rights, ensure orderly operations, and harmonize VASPs with standards applicable to BCB-supervised financial institutions.

BCB Resolution 520/25 also clarifies that, in addition to licensed VASPs, the following BCB-authorized institutions may provide virtual assets intermediation and custody services: commercial, exchange, investment and multi-purpose banks, Caixa Econômica Federal, securities brokerage and dealership firms, and foreign-exchange brokers (limited to intermediation). These activities are subject to eligibility, prior formal communication to the BCB (with a 90-day stand-still for new entrants) and supervisory conditions, including independent technical certification where applicable.

BCB Resolution 519/25 establishes the authorization processes applicable to VASPs and certain broker-dealers, setting minimum requirements for authorization, including controlling shareholders’ financial capacity and lawful capital, business viability, IT and governance adequacy, and fit-and-proper and technical capacity of controlling shareholders and managers. Transactions subject to prior BCB approval include: authorization to operate, changes in VASP modality, transfers of control and reorganizations (merger, spin-off, incorporation), corporate transformations, appointments to management positions, and capital and corporate purpose changes. For VASPs already active prior to February 2, 2026, the licensing runs in two phases: phase 1 (evidence of activity; assessment of controllers/qualified holders and basic prudential conditions) and phase 2 (full compliance with remaining requirements). If an application is denied or archived with final effect, incumbents must cease operations and arrange the orderly return of clients’ virtual assets and funds.

BCB Resolution 521/25 integrates specific virtual-asset services into the FX framework, listing activities such as international payments or transfers with virtual assets, transfers to/from self-hosted wallets, and buy/sell or swaps of fiat-referenced virtual assets. It imposes operational limits and conditions, including maximum values when the counterparty is not an FX-authorized institution (e.g., US$ 100,000 for VASPs and US$ 500,000 for certain brokers/banks), a prohibition on buying/selling virtual assets with payment in foreign currency, and enhanced data and monthly reporting duties, including purpose codes, counterpart data, and self-custody wallet identification. It also provides a transitional rule allowing incumbents to continue FX-related virtual asset services while they apply for authorization, which must include a request to operate in the FX market.

The BCB rules entered into force on February 2, 2026. VASPs already operating as of that date benefit from a transitional “grandfathering” regime. Such entities must submit a licensing application to the BCB within 270 days from February 2, 2026, and evidence compliance with core risk, cybersecurity, AML/CFT, sanctions, and accounting/audit requirements. If a timely application is filed, the VASP may continue providing its existing services during the authorization process, but it may not assume a different modality until the process concludes. Entities that fail to apply on time must cease operations within thirty days after the deadline. These transitional provisions align legacy operators to the new framework while avoiding market disruption during the authorization period.

On March 1, 2026, the CMN and the Brazilian Central Bank issued new regulations further developing the regulatory framework applicable to VASPs in Brazil. In particular, CMN Resolution No. 5,280/2026 clarified that VASPs are subject to the bank secrecy regime set forth under Brazilian law, requiring the confidentiality of client and user information and limiting the circumstances under which such information may be shared.

CMN Resolution No. 5,281/2026 and BCB Resolution No. 550/2026 provided accounting standards applicable to virtual assets held on the balance sheet of regulated entities, including rules for their recognition, measurement, derecognition and disclosure, generally requiring measurement at fair value with changes recognized in income, subject to certain exceptions, as well as enhanced disclosure requirements regarding virtual asset exposures and associated risks.

In connection with these developments, the Brazilian Central Bank also issued BCB Normative Ruling No. 712/2026 and BCB Normative Ruling No. 713/2026, which established additional operational and reporting requirements applicable to entities providing virtual asset services or seeking authorization to do so. These requirements include obligations to register information with the Brazilian Central Bank regarding the provision of virtual asset services, as well as to submit periodic information relating to custody activities, reserves and other relevant operational data, including, in certain cases, on a daily or monthly basis, and may apply during the authorization process and on an ongoing basis thereafter.

Furthermore, on March 3, 2026, the Brazilian Central Bank issued BCB Resolution No. 552/2026 and BCB Resolution No. 553/2026, which expanded the application of a broad set of prudential, governance, internal controls and conduct requirements to VASPs. These regulations extend to VASPs various requirements previously applicable to other institutions authorized to operate by the Brazilian Central Bank, including those related to internal controls, compliance, cybersecurity, customer relations, fraud prevention, internal audit and governance structures.

BCB Resolution No. 553/2026 clarified that VASPs are subject to the accounting framework applicable to institutions authorized to operate by the Brazilian Central Bank, including the requirement to prepare financial statements in accordance with the accounting standards applicable to the Brazilian Financial System.

These regulatory developments reflect the ongoing integration of VASPs into the broader regulatory framework applicable to financial and payment institutions in Brazil and may result in increased compliance, operational and reporting requirements for entities that engage, or intend to engage, in activities involving virtual assets.

Insurance Regulation

CNSP and SUSEP are the authorities responsible for regulating the Brazilian National Private Insurance System (“SNSP”), which is composed by insurance and reinsurance companies, entities operating open-ended private pension funds, capitalization companies and insurance and reinsurance brokers.

Decree-Law No. 73 of November 21, 1966 (“Decree-Law 73”) is the main law regulating the insurance industry and both CNSP and SUSEP are responsible for issuing consequential and more detailed regulations.

CNSP is the policy board for the insurance market. It was formed to set general governmental policies regarding private insurance and capitalization. Later, open-ended private pension funds were also included in its purview.

SUSEP further details the rules enacted by the CNSP, and supervises the entities of the SNSP through reports, dashboards, routine inspections and disciplinary proceedings in the administrative sphere.

Insurance companies are subject to capital and solvency requirements and must create and maintain technical reserves invested in specified categories of securities; consequently, they rank among the principal investors in Brazil’s securities markets and are subject to CMN rules governing the investment of those reserves.

Insurance companies may have two different types of assets: (i) free assets, which can be freely invested (except for a few prohibited transactions set forth in CNSP Resolution No. 432/2021); and (ii) assets that are invested specifically to create technical reserves and provisions, which must be invested according to CMN Resolution No. 4,993/2022, which are subject to more restricted regulations.

Brazilian legislation requires insurers to obtain reinsurance when liabilities exceed technical limits set by CNSP and SUSEP, and such contracts may be executed through direct negotiation between insurers and reinsurers or via authorized reinsurance brokers operating in Brazil.

If SUSEP decrees a special regime for an insurer—such as intervention, Regime de Administração Especial Temporária (RAET, or Temporary Special Administration Regime), or out-of-court liquidation—the controlling shareholders will be jointly and severally liable with the company’s former directors for obligations assumed by the insurer. In addition, their assets may be declared unavailable, as provided in Law No. 5,627/1970.

On December 10, 2024, Law No. 15,040 was issued, setting forth private insurance rules, repealing prior provisions of the Brazilian Civil Code, and amending Decree No. 73/1966. This law has strong client-protection provisions and places challenges to insurers and reinsurers operating in Brazil. The law effectiveness starts on December 11, 2025 and practices and precedents may be reset given the new framework.

Kovr Seguradora operates in the following regulated lines of business, subject to CNSP and SUSEP rules:

●	Life Insurance: Covers risks related to death, survival, or disability. SUSEP regulations require clear disclosure of coverage terms, exclusions, and benefit conditions, with specific rules for individual and group policies.

●	Property Insurance (Patrimonial): Includes coverage for physical assets such as buildings, equipment, and inventory. CNSP resolutions define minimum coverage standards and risk classification criteria.

●	Financial Insurance: Encompasses products like credit insurance, guarantee insurance, and performance bonds. These are subject to strict solvency and risk assessment requirements due to their financial nature.

●	Capitalization: A hybrid product regulated by SUSEP, combining savings and lottery-like features (there are multiple sub-categories). Capitalization bonds must comply with specific rules on prize draws, redemption, and transparency.

●	Civil Liability Insurance: Covers third-party claims for damage caused by the insured. CNSP and SUSEP regulations mandate minimum coverage levels and define liability scopes, including professional and environmental liability.

Each of these lines must comply with detailed regulatory frameworks, including product registration, solvency requirements, consumer protection standards, and periodic reporting to SUSEP.

Main Regulatory Authorities in Brazil

National Financial System

The main regulatory authorities in the Brazilian financial system are the CMN, the Brazilian Central Bank and the CVM. In addition, most Brazilian securities brokers, securities dealerships and asset managers are associated with and subject to the self-regulatory rules issued by ANBIMA.

Moreover, trading segments managed by B3 are self-regulated and supervised by BSM Supervisão de Mercados, or “BSM,” a non-profit organization that forms part of the B3 group.

CMN

The CMN is the main monetary and financial policy authority in Brazil, responsible for creating financial, credit, budgetary and monetary rules. The current Brazilian banking and financial institutional system was established by Law 4,595/1964.

According to Law 4,595/1964, the CMN’s main responsibilities are to oversee the regular organization, operation and inspection of entities that are subject to Law 4,595/1964, as well as the enforcement of applicable penalties. In addition, Law 4,728/1965 delegates to the CMN the power to set general rules for underwriting activities for resale, distribution or intermediation in the placement of securities, including rules governing the minimum regulatory capital of the companies that contemplate the underwriting for resale and distribution of instruments in the market and conditions for registration of the companies or individual firms which contemplate intermediation activities in the distribution of instruments in the market.

The CMN has power to regulate credit transactions involving Brazilian financial institutions and Brazilian currency, supervise the foreign exchange and gold reserves of Brazil, establish saving and investment policies in Brazil and regulate the Brazilian capital markets. The CMN also oversees the activities of the Brazilian Central Bank, the CVM and the SUSEP. The CMN also has the following functions: (i) coordinating monetary, credit, budget and public debt policies; (ii) establishing policies on foreign exchange and interest rates; (iii) seeking to ensure liquidity and solvency of financial institutions; (iv) overseeing activities related to the stock exchange markets; (v) regulating the structure and operation of financial institutions; (vi) granting authority to the Brazilian Central Bank to issue currency and establish reserve requirement levels; and (vii) establishing general guidelines for the banking and financial markets.

Brazilian Central Bank

The activities of financial institutions are subject to limitations and restrictions. The Brazilian Central Bank is responsible for implementing those CMN policies that are related to monetary, credit and foreign exchange control matters; regulating Brazilian financial institutions in the public and private sectors and monitoring and regulating foreign investments in Brazil.

The President of the Brazilian Central Bank is appointed by the President of Brazil (subject to ratification by the Brazilian Senate) for a four-year term, always beginning on January 1 of the third year of the President of Brazil’s term in office.

Law 4,595/1964 delegated to the Brazilian Central Bank the responsibility of permanently overseeing companies that directly or indirectly interfere in the financial and capital markets, controlling such companies’ operations in the foreign exchange market through operational proceedings and various modalities and supervising the relative stability of foreign exchange rates and balance of payments.

In addition, Law 4,728/1965 determines that the CMN and the Brazilian Central Bank must exercise their duties related to the financial and capital markets with the purpose of, among other things, facilitating the public’s access to information related to bonds or securities traded in the market and on the companies that issue them, protecting investors from illegal or fraudulent issuances of bonds or securities, preventing fraud and manipulation modalities intended to create artificial conditions of the demand, supply or pricing of bonds or securities distributed in the markets and ensuring the observance of equitable commercial practices by professionals who participate in the intermediation of the distribution or trading of bonds or securities.

The Brazilian Central Bank has authority over brokerage firms, financial institutions, companies or individual firms performing underwriting for resale and distribution of bonds or securities, and maintains a record on, and inspects the transactions of, companies or individual firms that carry out intermediation activities in the distribution of bonds or securities, or which conduct, for any purposes, the prospecting of popular savings in the capital market.

Other important responsibilities of the Brazilian Central Bank are as follows:

●	controlling and approving the organization, operation, transfer of control and corporate reorganization of financial institutions and other institutions authorized to operate by the Brazilian Central Bank;

●	managing the daily flow of foreign capital and derivatives;

●	establishing administrative rules and regulation for the registration of foreign investments;

●	monitoring remittances of foreign currency;

●	controlling the repatriation of funds (in case of a serious deficit in Brazil’s payment balance, the Brazilian Central Bank may limit remittances of profits and prohibit remittances of capital for a limited period);

●	receiving compulsory collections and voluntary deposits in cash from financial institutions;

●	executing rediscount transactions and granting loans to banking financial institutions and other institutions authorized to operate by the Brazilian Central Bank;

●	intervening in the financial institutions or placing them under special administrative regimes, and determining their compulsory liquidation; and

●	acting as depositary of the gold and foreign currency.

CVM

The CVM is a federal authority responsible for implementing the CMN’s policies related to the Brazilian capital market and for regulating, developing, controlling and inspecting the securities market. The main responsibilities of the CVM are the following:

●	regulating the Brazilian capital markets, in accordance with Brazilian corporation and securities laws;

●	setting rules governing the operation of the securities market, including custodian and investment portfolio trustees;

●	defining the types of financial institutions that may carry out activities in the securities market, as well as the types of transactions that they may perform and services that they may provide in such market;

●	controlling and supervising the Brazilian securities market through, among others:

o	the approval, suspension and delisting of publicly held companies;

o	the authorization of securities brokerage and dealership firms to operate in the securities market and public offering of securities;

o	the supervision of the activities of publicly held companies, stock exchange markets, commodities and futures markets, financial investment funds and variable income funds;

o	the requirement of full disclosure of relevant events that affect the market, as well as the publication of annual and quarterly reports by publicly held companies;

o	the imposition of penalties; and

o	permanently supervising the activities and services of the securities market, as well as the dissemination of information related to the market and the amounts traded therein, to market participants.

The CVM has jurisdiction to regulate and supervise financial investment funds and derivatives markets, a role previously fulfilled by the Brazilian Central Bank. Pursuant to Brazilian Federal Law No. 10,198, of February 14, 2001, as amended, and Brazilian Federal Law No. 10,303, of October 31, 2001, as amended, the regulation and supervision of both financial mutual funds and variable income funds and of transactions involving derivatives were transferred to the CVM.

In compliance with Brazilian legislation, the CVM is managed by a president and four officers, all of whom are appointed by the President of Brazil (subject to ratification by the Brazilian Senate). The persons appointed to the CVM shall have strong reputations and be recognized as experts in the capital markets sector. CVM officers are appointed for a single term of office of five years, and one-fifth of the members shall be renewed on an annual basis.

SUSEP

SUSEP (Superintendência de Seguros Privados) is Brazil’s federal authority responsible for the supervision and regulation of the private insurance, reinsurance, capitalization (savings bonds), and open supplementary pension (vida e previdência aberta) markets. SUSEP operates under the policy directives of Brazil’s National Council of Private Insurance (Conselho Nacional de Seguros Privados – CNSP), which issues high-level resolutions setting the regulatory framework for the sector. SUSEP’s mandate encompasses the authorization and ongoing supervision of market participants, oversight of product offerings and distribution channels, prudential regulation designed to safeguard policyholder interests, and enforcement of market conduct standards.

SUSEP’s prudential regime includes licensing requirements for insurers and reinsurers, capitalization and solvency requirements, the establishment and valuation of technical reserves, and rules governing asset admissibility and investment concentration. Insurers must maintain sufficient solvency capital to cover underwritten risks and match liabilities/exposures with appropriately valued technical provisions, supported by robust internal controls and risk management frameworks. The regulator also sets governance expectations, including oversight of risk, compliance, actuarial function, and internal audit. SUSEP conducts routine inspections and requires periodic financial and regulatory reporting, including statutory accounts and solvency metrics, to monitor ongoing compliance.

From an operational perspective, SUSEP regulates product design, policy wording, distribution relationships and disclosure of information, with certain products subject to prior approval or standardized conditions. Distribution activities – whether by brokers, bancassurance partners, direct channels, or digital platforms – are governed by rules addressing risk allocation, business practices and consumer protection. SUSEP’s enforcement tools range from directives and remediation plans to administrative penalties and, in severe cases, intervention and liquidation measures to protect clients and the financial stability of the sector.

Brazil’s framework for reinsurance permits both local and foreign reinsurers subject to SUSEP authorization and oversight, with specific use-of-reinsurance rules, risk cessions, and counterparty requirements. The regulatory perimeter also interfaces with broader national legislation, including the LGPD and anti-money laundering and counter-terrorist financing obligations applicable to supervised entities. SUSEP continues to refine prudential and conduct standards, including the adoption of risk-based supervision, enhancements to capital and reserving methodologies, and modernization of digital reporting processes, with the objective of promoting market resilience, transparency, and client protection.

Self-Regulatory Entities

ANBIMA

ANBIMA is a private self-regulatory association of investment banks, asset managers, securities brokers and investment advisers, which, among other responsibilities, establishes rules and codes of best practices for the Brazilian capital markets, including punitive measures in case of non-compliance with its rules.

ANBIMA also examines and approves public offerings under a Cooperation Agreement with the CVM, which provides for a streamlined review process and automatic registration for certain offerings. Under this Cooperation Agreement, ANBIMA conducts a preliminary examination and clearance of public offerings in accordance with the Rules and Procedures set forth in its own Public Offerings Code and in compliance with CVM Resolution No. 160, of July 13, 2022.

BSM

BSM conducts market surveillance by monitoring transactions, orders and trades executed in the B3 trading environments, supervises market participants, provides compensation for losses up to a certain threshold and, if necessary, initiates punitive administrative proceedings and enforces sanctions against those who violate applicable regulations.

Working in close collaboration with CVM and the Brazilian Central Bank, BSM acts to ensure that institutions and their professionals comply with market regulations, by:

●	conducting market surveillance: BSM monitors all orders and trades in B3’s markets in order to identify signs of irregularities;

●	auditing: BSM audits all B3 participants to ensure their compliance with the regulations and to identify possible violations of market rules;

●	imposing punitive processes and other enforcement actions: when violations of regulations occur, BSM adopts guidance, persuasion or disciplinary measures such as letters of recommendation, letters of censure or administrative sanctioning proceedings, in accordance with the severity of the violation that has been identified; in addition, BSM can, in connection with administrative sanctioning proceedings, apply penalties to or enter into terms of commitment (termo de compromisso) with the accused;

●	providing compensation for loss: BSM analyzes and adjudicates complaints presented to the Investor Compensation Mechanism (Mecanismos de Ressarcimento de Prejuízos), or “MRP,” which awards damages of up to one-hundred thousand Brazilian reais (R$120,000.00) to investors harmed by a B3 participant’s inappropriate activity; and

●	facilitating market development: BSM develops education initiatives, rule enhancements and institutional relationships with market participants, regulatory bodies and international organizations.

Prizes and Betting Regulatory Authority

The Secretariat of Prizes and Betting (Secretaria de Prêmios e Apostas, or “SPA”), an agency within the Ministry of Finance, is responsible for regulating, authorizing, monitoring, supervising, enforcing and sanctioning a range of prize, lottery and betting activities in Brazil, including fixed-odds betting operations. The SPA plays a central role in implementing the legal and regulatory framework applicable to betting operators and related market participants.

Among its main attributions, the SPA is responsible for issuing and maintaining rules, technical standards and guidance applicable to the betting industry, reviewing and granting authorizations, monitoring ongoing compliance by authorized operators and conducting supervisory and enforcement proceedings in cases of non-compliance. The SPA may impose administrative sanctions, including warnings, fines, suspensions and revocation of authorizations, in accordance with applicable law.

The SPA is also responsible for overseeing anti-money laundering and counter-terrorist financing obligations applicable to entities under its supervision, including compliance with customer identification, recordkeeping, reporting and transaction monitoring requirements under Brazilian law.

In addition, the SPA has authority to establish responsible gaming measures intended to protect users and preserve the integrity of betting activities, including rules that may limit the amount, frequency or value of bets by event or by bettor. The SPA may also coordinate with other governmental authorities, including the Brazilian Central Bank, the CVM and consumer protection authorities, in matters involving payment flows, financial transactions, market conduct, unauthorized operators and consumer rights.

Other Rules

Prudential Framework and Limits of Exposure

Financial Institutions

Financial institutions are subject to an extensive set of rules issued by the CMN and the Brazilian Central Bank related to corporate capital, exposure limits and other solvency requirements that follow principles recommended by the Basel Committee, especially in light of the systemic risks associated with the relationship and activity of financial institutions. As such, the CMN and the Brazilian Central Bank seek to guarantee the solvency of the SFN and mitigate systemic risks.

In this regard, the Brazilian capital framework recently introduced by the Brazilian Central Bank sets forth an activities-based methodology for the ongoing maintenance of minimum paid-in capital and adjusted net worth by financial institutions and other entities authorized by the Brazilian Central Bank, subject to limited exclusions.

The minimum capital equals the sum of a base “cost” component and an “activities” component. The cost component is R$2,000,000 multiplied by the number of communicated operational activity categories, plus R$5,000,000 if the institution provides specified technology-intensive services, with 50% increments for each additional such service up to a R$10,000,000 cap. The activities component is the sum of the values attributed to the operational categories conducted – R$1,000,000 (services), R$3,000,000 (custody/management of third-party resources), R$5,000,000 (intermediation), and R$7,000,000 (concession) – and to the investment category – R$5,000,000 (restricted) or R$8,000,000 (free) – multiplied by a factor reflecting the main funding source: 60% (own resources), 80% (institutional resources), 120% (public resources other than deposits), or 200% (deposits).

For compliance testing, adjusted net worth equals equity plus credit balances from income accounts, minus appraisal adjustments, revaluation reserves, debit balances from income accounts, and specified participations, harmonized with applicable accounting standards. Institutions authorized to use the term “bank,” or any term that suggests it, must add R$30,000,000 to the calculated minimum capital.

Institutions already operating on the effective date are subject to a phased transition to the new methodology over defined periods (until the first semester of 2028), with interim floors set by regulation to facilitate progressive alignment without abrupt changes.

Moreover, in accordance with the Basel Committee principles, other relevant prudential rules applicable financial institutions are CMN Resolution No. 4,955 and CMN Resolution No. 4,958, both of October 21, 2021, as amended, or “CMN Resolution 4,955/2021,” and CMN Resolution 4,958/2021, which consolidated the methodology for determining the reference equity, as well as minimum requirements for Tier I Capital and Core Capital and the ACP (as defined below).

According to CMN Resolutions No. 4,955/2021 and 4,958/2021, the capital requirement standards are expressed as ratios of the capital available stated by the Total Capital, composed by the Tier I Capital (which comprises the Common Equity and Additional Tier I Capital) and Tier II Capital, and the risk-weighted assets, or “RWAs.” For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market and operational risks.

The Total Capital, used to monitor the compliance with the operational limits imposed by the Brazilian Central Bank, is the sum of three items:

●	Common Equity Tier I Capital: sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.

●	Additional Tier I Capital: consists of instruments of a perpetual nature that meet certain eligibility requirements. Together with Common Equity Tier I it makes up Tier I Capital.

●	Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet certain eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, it makes up Total Capital.

The Brazilian Central Bank divides the financial institutions into five categories of risk, with S1 being the most systemically relevant financial institutions and S5 being the least systemically relevant financial institutions.

CMN Resolution No. 4,557, of February 23, 2017, as amended, or “CMN Resolution 4,557/2017,” unifies and expands Brazilian regulation on risk and capital management for financial institutions and other institutions licensed to operate by the Brazilian Central Bank. Such rule is also an effort to incorporate recommendations from the Basel Committee on Banking Supervision into Brazilian regulation and determines that risk management must be conducted through an unified effort by the relevant entity (i.e., not only must risks be analyzed on an individual basis, but financial institutions and other institutions licensed to operate by the Brazilian Central Bank must also control and mitigate adverse effects caused by the interaction of different risks). Moreover, it strengthened the rules and requirements related to risk management governance and expanded on the competence requirements and duties of the risk management officer.

The rule sets out different structures for risk and capital management, which are applicable for different risk profiles set out in the applicable regulation. Consequently, less sophisticated financial institutions can have a simpler risk management structure, while institutions with more complexity must follow stricter protocols.

In addition to the existing prudential requirements applicable to financial institutions in Brazil, the CMN has recently enacted CMN Resolution No. 5,221, CMN Resolution No. 5,222 and CMN Resolution No. 5,223, all of May 30, 2025, which further strengthen the regulatory capital framework. These new rules, which will be effective as of July 1, 2026, provide enhanced requirements for the calculation and maintenance of regulatory capital, with a particular emphasis on individual capital controls alongside consolidated requirements.

Under the new framework, financial institutions classified within segments S1 and S2 will be required to comply with a minimum Leverage Ratio (Razão de Alavancagem) on both a consolidated and an individual basis. The minimum consolidated leverage ratio is set at 3%, with a phased implementation schedule: 2% from July 1, 2026, to December 31, 2026; 2.5% from January 1, 2027, to December 31, 2027; and 3% from January 1, 2028, onwards. Concurrently, a minimum individual leverage ratio of 2.25% will be required, also subject to a gradual phase-in: 0.75% from July 1, 2026, to December 31, 2026; 1.5% from January 1, 2027, to December 31, 2027; and 2.25% from January 1, 2028, onwards. The individual requirement may, under certain conditions and subject to regulatory approval, be fulfilled on a sub-consolidated basis within prudential sub-conglomerates.

The new rules also address liquidity risk management, requiring institutions to maintain appropriate funding profiles and to identify and mitigate any legal, contractual, or regulatory impediments to the timely transfer of liquidity within financial conglomerates. The calculation of the Liquidity Coverage Ratio (LCR) must now be performed both on a consolidated and a sub-consolidated basis, excluding foreign branches from the scope of sub-consolidation.

Payment Institutions

Payment institutions authorized by the Brazilian Central Bank are subject to the same minimum capital methodology and values described in the financial institutions section above, including the base cost component, activities component and funding multipliers, and the adjusted net worth measure used for compliance purposes, except where specific regulation establishes otherwise. They follow the same communication, implementation and ongoing compliance framework applicable to financial institutions.

On March 11, 2022, the Brazilian Central Bank issued Resolutions No. 197 or BCB Resolution 197/2022, 198, 199, 200, 201 and 202, a new set of rules which established the new prudential framework applicable to payment institutions. The new prudential requirements will be enforceable according to an implementation calendar, with full implementation taking place in January 2025. Pursuant to the new prudential regulatory framework, prudential conglomerates integrated by at least one institution that performs a payment service shall be classified into one of the following types, provided for in Article 2 of BCB Resolution 197/2022:

●	Type 1: prudential conglomerate led by a financial institution.

●	Type 2: prudential conglomerate led by a payment institution and not integrated by a financial institution or any other institution authorized to operate by the Brazilian Central Bank subject to the Law 4,595/1964 or Brazilian Federal Law No. 10,194, of February 14, 2001, as amended, or “Law 10,194/2001.”

●	Type 3: prudential conglomerate led by a payment institution and integrated by a financial institution or other institution authorized to operate by the Brazilian Central Bank subject to Law 4,595/1964 or Law 10,194/2001. We are a Type 3 prudential conglomerate.

According to the Brazilian Central Bank, the concept of regulatory capital applicable to payment institutions was modified in order to ensure a greater capacity to absorb unexpected losses. This treatment consists in deducting from the regulatory capital calculation the assets of the institution that, in situations of financial stress, have few or no value for maintaining the operation of the institution, in addition to considering debt instruments eligible to compose the Tier I and Tier II Reference Equity.

Moreover, the new rules seek to adjust the minimum capital requirement according to the intrinsic risks of each type of activity (payment or financial activity) for Type 3 prudential conglomerates (such as the conglomerate led by PicPay Brazil), recognizing the peculiarities of payment services and their different legal status, and give specific prudential treatment to the risks arising from them. In this context, the Payment Services Risk Weighted Assets (RWASP) was created as a component for the calculation of regulatory capital in Type 1 and Type 3 prudential conglomerates, comprising the activities of merchant acquiring, issuance of electronic currency, issuance of post-paid payment instruments and payment transaction initiation. Furthermore, as of January 1, 2025, CMN Resolution 4,966/2021 became effective. Such Resolution establishes new rules related to loan loss provisions that may affect regulatory capital requirements applicable to us. For more information about the new framework provided by such regulation, see “—Recent Developments on Loan Loss Provision Rules Applicable to Regulatory Reporting.”

With respect to prudential segmentation, this also applies to Type 3 conglomerates, such as the conglomerate led by PicPay Brazil. Based on their size and complexity, Type 3 conglomerates are classified between S2 and S5 and comply with the prudential rules of the respective segment. As of the date of this annual report, the conglomerate headed by PicPay Brazil is included in the S3 segment.

Type 2 conglomerates are subject to simplified payments, credit and market components of their risk weighted assets, for the purposes of calculating regulatory capital, given that such conglomerates are subject to less complexity and risks. Type 1 conglomerates, on the other hand, also have the RWASP component, with the exception of S1 institutions.

As a result of Public Consultation No. 80, held on May 12, 2022, the Brazilian Central Bank issued Resolution No. 229, or “BCB Resolution 229/2022,” which improves and consolidates the procedures for the calculation of capital requirements in respect of exposures to credit risk through a standardized approach, or “RWACPAD.” The new prudential framework is more sensitive to credit risk, as BCB Resolution 229/2022 increases the granularity of the weights associated with the exposures to credit risk and refines the differentiation of the credit risk of each transaction. In connection with residential real estate financing, for example, instead of using a single risk weighting factor, the risk weighting factors under BCB Resolution 229/2022 varies based on certain objective parameters, allowing less risky exposures to credit risk to have lower capital requirements.

These changes align the Brazilian banking and finance regulations with the international best practice recommendations of the Basel Committee for Banking Supervision, or “BCBS,” and integrate in the framework known as “Basel III” into the Brazilian banking and finance regulations. The recommendations of the BCBS have the purpose to harmonize the prudential regulation adopted by its members.

In addition to the changes introduced by BCB Resolution 229/2022, on April 30, 2025, the CMN and the Brazilian Central Bank issued CMN Resolution No. 5,207 and BCB Resolution No. 470, respectively, concluding the third phase of Brazil’s market risk prudential reform under Basel III’s Fundamental Review of the Trading Book. The new rules amended CMN Resolution 4,958/2021 to create a standardized sensitivity-based risk-weighted assets component for market risk (RWASENS) and adjusted CMN Resolution 4,557/2017 to include credit-spread movements among monitored market risk factors in internal risk management. For institutions in S1-S3, RWASENS replaces the existing exposure-based components within RWAMPAD for interest rate, equity, commodity, foreign exchange and related positions; institutions in S4 will, for now, continue using the prior components. The framework supersedes the former internal-models component (RWAMINT) for market risk capital, with any potential adoption of an Internal Models Approach contemplated in a later phase.

These resolutions enter into force on January 1, 2027, providing institutions with time to adapt processes and systems to the new standardized approach. According to the Brazilian Central Bank’s explanatory note, the aggregate capital impact for institutions subject to the new rules is expected to be broadly neutral, while improving alignment between regulatory capital and trading book risk profiles. The RWASENS methodology consolidates position sensitivities to key risk factors applying prescribed risk weights and correlations, and includes specific add-ons (e.g., residual risk), thereby aligning Brazil’s market risk framework with international Basel III standards and the phased local FRTB implementation (Phase 1: boundary/governance effective 2023; Phase 2: default risk capital effective July 2024; Phase 3: standardized market risk now finalized).

In addition to the existing consolidated prudential requirements applicable to payment institutions in Brazil, on May 30, 2025, the Brazilian Central Bank enacted two key regulations (BCB Resolution No. 478 and BCB Resolution No. 477) providing significant enhancements to the regulatory capital framework applicable to payment institutions in Brazil, which will apply to our prudential conglomerate. These new rules, which will become effective on July 1, 2026 and on September 1, 2025, respectively, are specifically designed to reinforce the prudential regime for payment institutions by establishing mandatory individual capital controls.

The new rules set forth the scope, methodology, and minimum requirements for the calculation of the Leverage Ratio (Razão de Alavancagem) for payment institutions. Under this regulation, payment institutions classified as Type 3 entities are now required to comply with minimum leverage ratio requirements on both a consolidated and individual basis. For those classified in S2, the minimum leverage ratio will be phased in, starting at 2% from July 1, 2026, increasing to 2.5% on January 1, 2027, and reaching 3% as of January 1, 2028, on a consolidated basis. For individual payment institutions within a prudential conglomerate, the minimum requirement will increase from 0.75% to 2.25% over the same period.

The updated requirements emphasize the maintenance of an adequate funding profile, diversification of funding sources, and the timely transfer of liquidity within prudential conglomerates. Payment institutions are now explicitly required to promptly identify any statutory, contractual, legal, or regulatory restrictions that could limit liquidity transfers and to implement measures to mitigate such risks.

Further, in May 2025, the CMN approved amendments to Resolution CMN No. 4,557/2017 and Resolution CMN No. 4,401/2015, under Resolution CMN No. 5,222/2025. The new rules require conglomerate leading institutions to implement policies, strategies and processes ensuring the timely intragroup transfer of liquidity, including prompt identification and mitigation of legal, regulatory, statutory or contractual impediments, and extend the Liquidity Coverage Ratio (LCR) to a Brazil subconsolidated perimeter for S1 groups (excluding foreign branches) at the same 100% minimum as the consolidated LCR. The qualitative risk-management changes took effect on September 1, 2025, and the subconsolidated LCR requirement will take effect on July 1, 2026. In parallel, the Brazilian Central Bank issued a complementary resolution updating the scope and methodology of the leverage ratio and introducing a 3% minimum RA for specified S2 broker/dealer-led groups and Type 3 payment-institution-led groups, while mandating RA measurement on a consolidated basis and, for materially relevant entities in S1-S2 groups, on an individual or (subject to conditions, including PRSO and legal opinions) a Brazil subconsolidated basis, with effectiveness from January 1, 2026.

Moreover, in November 2025, the Brazilian Central Bank released Public Consultation No. 128, proposing amendments to RWACPAD regulations to refine recognition of credit risk mitigation instruments (financial collateral, bilateral netting, personal guarantees, credit derivatives, and credit insurance) and to revise the CEM for derivatives by aligning key parameters with SA-CCR (including a 1.4 multiplier and PFE floor). By means of the proposed new rules, the Brazilian Central Bank intends to allow single netting sets across derivatives and securities financing transactions. The draft rule also introduces preferential risk weights for specified payroll-deducted retail exposures, clarifies eligibility and haircuts for recognized collateral.

Credit Guarantee Fund (Fundo Garantidor de Crédito – FGC)

Resolution CMN No. 2,197 of 1995 established the Credit Guarantee Fund (Fundo Garantidor de Crédito), or the “FGC”, as a private, non-profit association that administers a protection mechanism for holders of credit claims against financial institutions. As part of the SFN, credit guarantee funds safeguard depositors of member institutions, strengthen financial stability, and prevent systemic crises.

Resolution No. 4,222 of May 23, 2013, as amended, consolidates the rules governing the FGC’s bylaws and regulations, establishing the contributions that member institutions must pay, conditions for accessing special guarantees, specifies the categories of eligible members, and details the FGC’s governance framework and operating rules.

When the Brazilian Central Bank decrees intervention or extrajudicial liquidation, or confirms the insolvency of a member institution, the FGC reimburses depositors for their insured funds, subject to coverage limits and eligible financial instruments stated in its regulations.

Regulation of Credit Cards and Prepaid Payment Accounts

With the enactment of BCB Resolution 96/2021, the Brazilian Central Bank amended and restated the rules relating to the opening of postpaid payment accounts (i.e., those used in products such as credit cards) and prepaid payment accounts, in addition to making the criteria for opening these accounts compatible with the rules applicable to the opening of deposit accounts (checking accounts).

Among other measures, BCB Resolution 96/2021 eliminated the list of minimum consumer registration information for opening prepaid and postpaid payment accounts. Each institution now has discretion, subject to the Brazilian Central Bank supervision, to determine what information it will require from the consumer, depending on its profile. Such Resolution also established new procedures with the goal of facilitating requests for prepaid and postpaid payment accounts to be closed.

In addition, BCB Resolution 96/2021:

●	revised the items that must be included in the invoices for postpaid payment accounts (i.e., credit cards), such as the need to include the total consolidated balance of contracted future obligations, such as installment purchases, credit operations and fees;

●	defined minimum provisions that must be included in the account agreements; and

●	mandated that the institution sends or makes available to the consumer, through physical or electronic means, the credit card and the corresponding invoices, according to the form and channel chosen by the consumer (among the options made available by the institution).

On December 21, 2023, the Brazilian Central Bank issued Resolution No. 365, which amended BCB Resolution 96/2021 and established requirements for the information that must be included in the credit card bills and other postpaid instrument invoices, such as presenting information in an orderly form according to groups of information (e.g. highlighted area, payment alternatives and complementary information). This Resolution entered into force on July 1, 2024.

Compliance and Internal Controls

All Brazilian financial and payment institutions must maintain internal guidelines and procedures to control their financial, operational and managerial information systems and shall comply with applicable legislation. CMN Resolution No. 4,595 of August 28, 2017, states that Brazilian financial institutions must implement and maintain a compliance policy compatible with the nature, size, complexity, structure, risk profile and business model of the institution. BCB Resolution No. 65, of January 26, 2021, sets forth similar rules for Brazilian payment institutions.

On November 25, 2021, the CMN also issued Resolution No. 4,968, or “CMN Resolution 4,968/2021,” which revoked, as of January 1, 2022, the previous CMN Resolution No. 2,554, of September 24, 1998, or “CMN Resolution 2,554/1998.”

According to a statement issued by the CMN, CMN Resolution 2,554/1998 was issued before the document from the Basel Committee Framework for Internal Control Systems in Banking Organizations, even though its provisions were essentially aligned with the precepts of such international document. In this context, with the enactment of CMN Resolution 4,968/2021, the CMN deemed appropriate to update and improve certain rules concerning internal control systems, mainly in order to better adhere to internal standards and best internationally recognized practices. In particular, it sought adherence to the document published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), entitled Internal Control – Integrated Framework, of 2013.

In addition, CMN Resolution 4,968/2021 also sought to enhance the responsibilities attributed to the senior management of financial institutions, especially to the board of directors, as well as to detail the responsibilities of the executive office. CMN Resolution 4,968/2021 provides that financial institutions must designate an officer responsible for internal controls matters (who may perform other duties within the institution, as long as there is no conflict of interest).

Finally, it should be noted that CMN Resolution 4,968/2021 expressly provides that its provisions do not apply to payment institutions. As of the date of this annual report, no equivalent rules applicable to payment institutions on this matter have been issued by the Brazilian Central Bank.

Insolvency Regimes

Brazilian financial and payment institutions authorized by the Brazilian Central Bank are subject to the resolution regimes that the Brazilian Central Bank may apply, which are set forth in: (i) Brazilian Federal Law No. 6,024, of March 13, 1974, as amended, or “Law 6,024/1976,” which provides for intervention and extrajudicial liquidation; (ii) Decree-Law No. 2,321, of February 25, 1987, as amended, or Decree-Law 2,321/1987, which provides for the temporary special administration regime (regime de administração especial temporária), or “RAET”; and (iii) Brazilian Federal Law No. 9,447, of March 14, 1997, as amended, or “Law 9,447/1997,” which provides for the joint and several liability of controlling shareholders and the freezing of their assets, as well as for the liability of independent auditors. The provisions applicable to bankruptcy, set forth in Brazilian Federal Law No. 11,101, of February 9, 2005, as amended, or “Law 11,101/2005,” apply secondarily to the extrajudicial liquidation regime.

Under Law No. 12,865/2013, payment institutions are subject to the temporary special administration regime, intervention, and extrajudicial liquidation, under the conditions and in the manner established by the legislation applicable to financial institutions.

Recent developments on the matter have prompted discussion of a Complimentary Law Bill applicable to these regimes. The Complementary Law Bill No. 281 of December 23, 2019, provides for resolution regimes applicable to institutions authorized to operate by the Brazilian Central Bank, SUSEP, and CVM, and addresses the types, purposes, and directives of these regimes, including principles such as the preservation of public interest, the continuity of critical functions essential to the economy, the prohibition on using public funds until all other funding sources provided by law are exhausted, the expeditious conduct of resolution proceedings, and cooperation and information exchange between domestic and foreign resolution authorities and the legal entities subject to the law. The bill also introduces preventive and safeguard mechanisms, including the Recovery and Organized Exit Plan (“PRSO”) and other regulatory and compliance obligations applicable to authorized institutions. The Brazilian Central Bank is responsible for establishing and overseeing resolution regimes, adjudicating administrative appeals against decisions made by boards, intervenors, or liquidators, and authorizing specific acts provided for by law, and is further required to initiate investigations to determine the causes leading to the application of a special resolution regime and to assess the liability of management, controlling shareholders, fiscal council members, and independent auditors.

CMN Resolution No. 5,187, of November 28, 2024 (“CMN Resolution 5,187”) and BCB Resolution No. 440, of November 28, 2024 (“BCB Resolution 440”) establish the recovery and resolution planning process for financial institutions and other entities authorized to operate by the Brazilian Central Bank, including payment institutions. The objective is to promote the soundness, stability, and regular functioning of the National Financial System (SFN), the Brazilian Payments System (SPB), while aligning Brazil with leading international standards for the resolution of financial institutions.

These resolutions govern the content, preparation, and submission of the Recovery and Organized Exit Plan (“PRSO”) to the Brazilian Central Bank and require institutions to develop robust, verifiable strategies for restoring viability during recovery, as well as for managing situations in which viability is irreversibly compromised. In resolution scenarios, the aim is to ensure the orderly wind-down of institutions in a manner that preserves financial stability and minimizes adverse impacts on the economy.

The regulatory framework applies to all entities that are part of a prudential conglomerate, as well as to entities within an economic group engaged in core business activities, the provision of essential services, or the performance of critical functions. In addition, at its discretion, the Brazilian Central Bank may require, in whole or in part, that financial institutions and other authorized entities not classified under Segment S1 undertake recovery and resolution planning and prepare a PRSO, if it determines that such institutions perform critical functions.

Intervention

Pursuant to Law 6,024/1974, the Brazilian Central Bank has the power to appoint an intervener to intervene in the operations of or to liquidate any financial or payment institution other than public financial institutions controlled by the Brazilian government. According to Article 2 of Law 6,024/1974, an intervention may be ordered at the discretion of the Brazilian Central Bank if any of the following is detected:

●	due to mismanagement, the institution has suffered losses leaving creditors at risk;

●	the institution has consistently violated Brazilian banking laws or regulations; and

●	such intervention constitutes a viable alternative to the liquidation of the institution.

Intervention may also be ordered upon the request of a financial or payment institution’s management, if its respective bylaws authorize – with an indication of the causes of the request, without prejudice to civil and criminal liability in which the same administrators incur, by the false or malicious indication.

As of the date on which it is ordered, the intervention will automatically, according to Article 6 of Law 6,024/1974: (i) suspend the enforceability of payable obligations; (ii) suspend maturity of any previously contracted obligations; and (iii) freeze deposits existing on the date on which the intervention is ordered. The intervention period should not exceed six months, which may be extended only once for up to six additional months by the Brazilian Central Bank, according to Article 4 of Law 6,024/1974.

The intervention ceases, according to Article 7 of Law 6,024/1974: (i) if interested parties undertake to continue the economic activities of the institution, by presenting the necessary guarantees, as determined by the Brazilian Central Bank; (ii) when the situation of the institution is normalized, as determined by the Brazilian Central Bank; or (iii) when extra-judicial liquidation or bankruptcy of the entity is ordered.

Extrajudicial Liquidation

The purpose of the extrajudicial liquidation is to withdraw the relevant institution from the Brazilian financial and payment system, primarily in case of irrecoverable insolvency. The extrajudicial liquidation may also apply in cases of severe infractions, among other events pursuant to applicable law.

Under the extrajudicial liquidation regime, the institution’s activities are interrupted, and all obligations are deemed due. Lenders are then submitted to a classification process based on the order of preference set forth by Law 11,101/2005. This regime seeks the liquidation of existing assets to pay lenders.

The liquidator appointed by the Brazilian Central Bank has ample administration and liquidation powers, especially regarding the assessment and rating of credit. The liquidator may appoint and dismiss employees, determine their compensation, grant and terminate powers-of-attorney, propose actions and represent the institution in court or out of court. Under specific circumstances set forth by law, certain acts performed by the liquidator require the authorization of the Brazilian Central Bank, including to complete pending business, pledge or sell assets and file for bankruptcy.

The extrajudicial liquidation ceases, according to Article 19 of Law 6,024/1974: (i) by decision of the Brazilian Central Bank, in the following cases: (a) full payment of unsecured creditors; (b) change of the institution’s corporate purpose to an economic activity that is not part of the SFN; (c) transfer of the institution’s corporate control; (d) conversion into ordinary liquidation; (e) exhaustion of the institution’s assets through complete distribution of the proceeds among the creditors, even if the claims are not paid in full; or (f) illiquidity or difficult realization of the institution’s remaining assets, recognized by the Brazilian Central Bank; or (ii) if the institution is declared bankrupt. Only the liquidator can file for bankruptcy, subject to the authorization of the Brazilian Central Bank. Bankruptcy may be granted if the assets of the institution are not sufficient to cover at least half of the unsecured credit, or in case of grounded evidence of bankruptcy crimes.

Temporary Special Administration Regime (RAET)

The RAET is a resolution regime that does not interrupt or suspend the usual activities of institutions. RAET’s main effects include the removal of members of management from office and their replacement by a board or legal entity specialized in the area, with ample management powers.

The Brazilian Central Bank determines the duration of the RAET. Depending on the circumstances of each case, the RAET ceases, according to Article 14 of the Decree-Law 2,321/1987: (i) if the Brazilian government takes over the control of the institution due to social interest; (ii) in the event of conversion, merger, consolidation, spin-off or transfer of the institution’s control; (iii) once the institution resumes its usual activities; or (iv) upon the adjudication of extrajudicial liquidation of the institution.

The foregoing list of laws and regulations to which we are subject is not exhaustive and the regulatory framework governing our operations changes continuously. Although we do not believe that compliance with future laws and regulations related to the payment processing industry and our business will have a material adverse effect on our business, financial condition or results of operations, the enactment of new laws and regulations may increasingly affect the operation of our business, directly and indirectly, which could result in substantial regulatory compliance costs, litigation expense, adverse publicity, the loss of revenue and decreased profitability.

Repayment of Creditors in a Liquidation or Bankruptcy

Pursuant to the provisions of Law 11,101/2005, in the event of extrajudicial liquidation or bankruptcy of a financial institution, creditors are paid pursuant to a system of priorities. Pre-petition claims are paid on a pro rata basis in the following order, provided by Article 83 of Law 11,101/2005:

●	labor claims, capped at an amount equal to 150 times the minimum wages per employee, and claims relating to labor accidents;

●	secured claims up to the encumbered asset value;

●	tax claims, regardless of their nature and commencement of time, except tax penalties;

●	claims with special privileges;

●	claims with general privileges;

●	unsecured claims;

●	contractual fines and pecuniary penalties for breach of administrative or criminal laws, including those of a tax nature; and

●	subordinated claims.

Super-priority and post-petition claims (for example, costs related to the liquidation or bankruptcy procedure), as defined under Law 11,101/2005, are paid with preference over pre-petition claims.

Anti-Money Laundering

Our activities are subject to Brazilian laws and regulations relating to anti-money laundering, terrorism financing and other potentially illegal activities, or “AML/CFT.” These rules require financial and payment institutions to implement policies and internal procedures to monitor and identify suspicious transactions, which must be duly reported to the relevant authorities.

The Financial Action Task Force (FATF) is an intergovernmental body that develops and promotes national and international policies to fight money laundering, terrorist financing, and the proliferation of weapons of mass destruction (AML/CFT). It periodically reviews member countries to assess how they apply AML/CFT measures. The FATF’s recommendations help countries set standards and enforce legal, regulatory, and operational measures to combat AML/CFT and other threats to the integrity of the financial system. Brazil follows these recommendations and is subject to FATF reviews.

Brazil also established the National Strategy for Combating Corruption and Money Laundering (“ENCCLA”) to strengthen efforts against financial crimes. ENCCLA functions as the primary coordination network bringing together various public authorities from the Brazilian executive, legislative, and judicial branches at the federal, state, and municipal levels, as well as the Brazilian Public Prosecutor’s Offices. It has the purpose to develop public policies and practical measures aimed at preventing, detecting, and prosecuting corruption and money laundering offenses. The National Secretariat of Justice within the Ministry of Justice and Public Security, acting through the Department of Asset Recovery and International Legal Cooperation, serves as ENCCLA’s Executive Secretariat and is responsible for conducting its administrative and coordination duties.

BCB Circular No. 3,978, of January 23, 2020, as amended, or “BCB Circular 3,978/2020,” which amended and restated the provisions related to the AML/CFT, require financial and payment institutions to:

●	identify consumers;

●	record transactions;

●	monitor events and report them to the Financial Activities Control Council (Conselho de Controle de Atividades Financeiras, or “COAF”;

●	conduct business with politically exposed persons;

●	establish and maintain relationships with financial institutions and foreign correspondents;

●	train employees; and

●	appoint the officer responsible for the implementation and enforcement of these measures.

BCB Circular 3,978/2020, as amended by Resolution No. 119 of July 27, 2021, adopted a risk-based approach for dealing with AML/CFT. The regulated institutions have discretion to determine which procedures will be adopted for each client, based on the internal risk assessment concerning the committing of crimes relating to money laundering and terrorism financing latent in their business.

Money laundering involves the transformation of unlawfully obtained funds into legitimate assets, obscuring the true origins of the money. This practice typically consists of three main stages: placement, layering, and integration. In Brazil, money laundering is a crime pursuant to Federal Law No. 9,613/98 (the “Brazilian Anti-Money Laundering Law”).

It also prohibits the concealment or dissimulation of the origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, and subjects the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises up to 10 years and monetary fines.

The Brazilian Anti-Money Laundering Law also created the COAF, which is the Brazilian entity responsible for overseeing the so-called “gatekeepers.” Under the Brazilian Anti-Money Laundering Law, “gatekeepers” are legal entities that are legally required to have enhanced anti-money laundering controls and are subject to reporting obligations in view of the potential money laundering risks associated with the activities they are involved in. These obligations include, for example, the requirement to report suspicious transactions and to maintain Know-Your-Client databases for their clients. Under the definition provided by the Brazilian Anti-Money Laundering Law, we are considered a “gatekeeper,” and are therefore subject to enhanced anti-money laundering requirements.

Sharing Information on Indications of Fraud

On October 4, 2023, the Brazilian Central Bank issued Resolution No. 343, or “BCB Resolution 343/2023,” establishing the necessary measures for sharing data and information on indications of fraud as established by CMN and Brazilian Central Bank Joint Resolution No. 6, of May 23, 2023, or “Joint Resolution 6/2023.”

Joint Resolution 6/2023 sets forth the requirements for sharing data and information on indications of fraud. In addition, BCB Resolution 343/2023 establishes that financial institutions, payment institutions and other institutions authorized to operate by the Brazilian Central Bank should consider signs of actual or attempted fraud in the following activities: (i) opening deposit accounts or payment accounts; (ii) providing payment services; (iii) maintaining deposit accounts or payment accounts; and (iv) contracting credit transactions.

The new rules also establish the minimum set of data and information that must be retained. In this context, records containing indications of actual or attempted fraud must contain (i) the identification of whoever perpetrated or attempted to perpetrate the fraud; (ii) a description of the indications of actual or attempted fraud; (iii) details of the institution responsible for recording the information; and (iv) details of the recipient account and its holder, if the activity is a payment service.

Fraud Prevention in the Provision of Payment Services

On September 23, 2021, the Brazilian Central Bank issued Resolution No. 142, or “BCB Resolution 142/2021,” which set forth measures to be adopted by institutions to prevent fraud in the provision of payment services by financial institutions, other institutions authorized to operate by the Brazilian Central Bank and payment institutions that are members of the SPB. According to Article 2 of BCB Resolution 142/2021, such institutions shall limit to a maximum of R$1,000.00 per deposit account or prepaid payment, the provision of payment services for the period from 8:00 pm to 6:00 am. Such limit may be changed at the consumer’s request, formalized in the channels of electronic service; however, the institution must establish a minimum period of 24 hours for the effecting the increase.

Subject to the guidelines provided by BCB Resolution 142/2021, institutions must implement:

●	procedures intended for the evaluation of the consumer prior to the offer of anticipation service of the settlement of receivables on the same date as the transaction under a payment arrangement of which participate; and

●	daily records of the occurrences of fraud or attempted fraud in the provision payment services, including the corrective measures adopted.

Based on these records, institutions must prepare a monthly report consolidating the occurrences and measures preventive and corrective measures adopted. This report should be forwarded to the audit and risk committees, the internal audit, the Executive Board and the Board of Administration, if any.

The Brazilian Central Bank and the CMN have also recently adopted new measures that intensify controls over fraud prevention and the integrity of banking and payment accounts. These measures require institutions to reject certain payment transactions linked to suspected fraudulent accounts and to terminate accounts used for unauthorized financial or payment services or where grave customer-information irregularities are identified.

Under BCB Resolution No. 501, of September 11, 2025, Brazilian financial institutions and licensed payment institutions must reject payment transactions destined to demand deposit, savings, or prepaid payment accounts where there is a well-founded suspicion of fraud, with the receiving institution required to notify the account holder of the measure. Institutions may determine suspicion using their own factors and data sources, including public or private databases.

In addition, BCB Resolution No. 518, of November 3, 2025, amends the framework for opening, maintaining, and closing payment accounts by mandating account closure where there are grave irregularities in customer information or where the account is used by the holder to provide financial or payment services within the Brazilian Financial System or Payments System without legal basis or in noncompliance with applicable regulations. The rule provides a non-exhaustive example covering the use of payment account funds to make or receive payments, or to settle obligations, on behalf of third parties in a manner that could conceal or substitute third-party obligations and prevent their identification. Institutions must adopt and board-approve internal criteria for such determinations, may rely on public or private databases, and must retain related documentation for at least ten years.

Similarly, for deposit accounts, CMN Resolution No. 5,261, of November 3, 2025, amends the core deposit account framework to require closure where there are grave irregularities in customer information or where the holder uses the account to provide unauthorized financial or payment services within the Brazilian systems referenced above. As with payment accounts, the rule identifies as an example the use of deposit account funds for payments, receipts, or netting of obligations on behalf of third parties in a manner that may conceal or substitute third-party obligations and impede identification. Institutions must establish internal criteria, obtain board approval, and maintain related documentation for at least ten years.

Politically Exposed Persons

BCB Circular 3,978/2020 and CVM Resolution 50/2021 define Politically Exposed Persons as any government agent who in the last five years have held or is holding, in Brazil or in foreign territories, relevant government positions, jobs or public office, as well as their representatives, family members and other closely related persons. Article 27 of BCB Circular 3,978/2020 and Article 1 of Annex A of CVM Resolution 50/2021 specifically list which government agents and persons fall under the definition of Politically Exposed Persons. This list must always be considered by financial and payment institutions and other institutions authorized to operate by the Brazilian Central Bank or the CVM.

Pursuant to BCB Circular 3,978/2020 and CVM Resolution No. 50, of August 31, 2021, as amended, or “CVM Resolution 50/2021,” payment and financial institutions and other institutions authorized to operate by the Brazilian Central Bank or the CVM are required to obtain sufficient information from their consumers to identify any Politically Exposed Persons from their consumer base and monitor their transactions accordingly.

BCB Circular 3,978/2020 and CVM Resolution 50/2021 establish that the internal procedures developed and implemented by the payment and financial institutions and other institutions authorized to operate by the Brazilian Central Bank or the CVM, subject to such regulation must be structured to enable the identification of Politically Exposed Persons and the origin of the funds for such consumers’ transactions.

Transactions with Related Parties

Paragraph 4, article 34 of Law 4,595/1964 as amended by Brazilian Federal Law No. 13,506, of November 13, 2017, as amended, or “Law 13,506/2017,” restricts financial institutions from conducting credit transactions with related parties. Pursuant to Article 2 of CMN Resolution 4,693/2018, the following persons are considered related parties of a financial institution for the purpose of such restriction:

●	its controlling shareholders (individuals or legal entities), pursuant to Article 116 of Brazilian Federal Law No. 6,404, of December 15, 1976, as amended, or “Brazilian Corporation Law”;

●	its officers and members of statutory or contractual bodies;

●	spouses, partners and blood relatives up to the second degree of the aforementioned individuals;

●	its individual shareholders with participation equal to or greater than 15% in its capital; and

●	its legal entities:

o	with participation equal to or greater than 15% in the financial institutions’ corporate capital;

o	in which capital stock the financial institution holds directly or indirectly stakes equal to or greater than 15%;

o	in which the financial institution holds effective operational control or relevance in the deliberations, regardless of the equity interest held; and

o	with a common officer or board member in relation to the financial institution.

Notwithstanding the general restrictions, the following credit transactions with related parties are allowed:

●	transactions carried out under market conditions, without additional benefits or privileges when compared to transactions executed with other consumers of the same profile of the respective institutions;

●	transactions performed with companies controlled by the Brazilian government, in the case of federal public financial institutions;

●	credit transactions whose counterparty is a financial institution that is part of the same prudential conglomerate, provided that they contain a contractual subordination clause, subject to the provisions of Article 10, V, of Law 4,595/1964, in the case of banking financial institutions;

●	interbank deposits;

●	obligations assumed between related parties as a result of liability imposed on clearinghouse participants or providers of clearing and settlement services authorized by the Brazilian Central Bank or by the CVM; and

●	other cases authorized by CMN Resolution 4,693/2018.

Total credit exposure to all related parties may not exceed 10% of the institution’s adjusted net worth. Within this cap, exposure per related individual is limited to 1%, and per related entity to 5%. These limits include indirect exposures, such as loans transferred to third parties where risks or control are retained, and loans acquired from third parties, regardless of retention or transfer of risks or control.

According to CMN Resolution 4,693/2018, all financial institutions must adopt internal policies regulating transactions with related parties.

Brazilian Federal Law No. 7,492, of June 16, 1986, as amended, or “Law 7,492/1986,” which regulates crimes against the SFN, criminalized the extension of credit by a financial institution to related parties in the cases not allowed by Law 4,595/1964 and CMN Resolution 4,693/2018.

Punitive Sanctions

Legal violations under Brazilian payments, banking and/or securities laws may lead to administrative, civil and criminal liability. Offenders may be separately prosecuted under all three legal spheres, before different courts and regulatory authorities, and face different sanctions with respect to the same legal offense.

Law 13,506/2017, BCB Resolution No. 131, of August 20, 2021, as amended, or “BCB Resolution 131/2021,” and CVM Resolution No. 45, of June 18, 2019, as amended, or “CVM Resolution 45/2021,” regulate administrative sanctioning proceedings as well as the various penalties, consent orders, injunctive measures, fines and administrative settlements imposed by the Brazilian Central Bank and the CVM.

Law 13,506/2017 establishes the following provisions:

●	sets fines imposed by the Brazilian Central Bank of up to R$2 billion or 0.5% of the entity’s revenue, arising from services and financial products provided in the year prior to the violation;

●	limits fines imposed by the CVM to the greater of the following amounts: R$50 million, twice the value of the irregular transaction, three times the amount of the economic gain improperly obtained or loss improperly avoided, or twice the damage caused by the irregular conduct. Repeat offenders may be subject to treble the amounts above;

●	provides for the suspension, disqualification and prohibition from engaging in certain activities or transactions in the banking or securities market for a period of up to 20 years;

●	temporarily bans offending individuals from serving in any managerial capacity for financial institutions;

●	imposes coercive or precautionary fines of up to R$100,000.00 per day, subject to a maximum period of 30 days in punitive fines;

●	defines the scope of the Brazilian Central Bank’s regulatory authority;

●	prohibits the offending institutions themselves from participating in the markets;

●	provides for a penalty of “public admonition” in place of “warning,” imposed by the Brazilian Central Bank;

●	empowers the Brazilian Central Bank to enter into cease-and-desist commitments;

●	empowers the Brazilian Central Bank and the CVM to enter into administrative agreements;

●	provides the CVM with the authority to ban the accused from contracting with official Brazilian financial institutions and participating in public bidding processes for a period of up to five years; and

●	redefines related party transactions.

Penalties may be aggregated, and are calculated based on the following factors: gains obtained or attempted to be gained by the offender; economic capability to comply; severity of the offense; actual losses; any recurrence of the offense; and the offender’s cooperation with the investigation.

Law 7,492/1986 provides a legal framework to hold controlling shareholders, officers and managers of a financial institution criminally liable. The regime under Law 7,492/1986 also covers interventionists, liquidators and real estate managers, in the context of interventions, extrajudicial liquidation or bankruptcy, respectively. Those found criminally liable under Law 7,492/1986 will be subject to detention and/or pecuniary fines.

Law No. 6,385/1976 also imposes imprisonment and/or fines for banking or securities infractions.

Internal Auditing

CMN Resolution No. 4,879 of December 23, 2020 (applicable to financial institutions), and Brazilian Central Bank Resolution No. 93, of May 6, 2021 (applicable to payment institutions), establish rules that govern internal audits at financial institutions and others authorized to operate by the Brazilian Central Bank. Pursuant to such rules, financial and payment institutions must implement and maintain internal audit functions compatible with the nature, size, complexity, structure, risk profile and business model of the respective institution. Such activity must be the responsibility of a specific department in the institution or institutions that are part of its financial conglomerate, directly subordinated to the board of directors or, if one does not exist, the board of executive officers or an independent auditor provided that such independent auditor is not in charge of auditing the institution’s financial statements or any other activity that may create a conflict of interest.

Independent Auditors and Audit Committee

Pursuant to CMN Resolution No., 4,910 of May 27, 2021, as amended, or “CMN Resolution 4,910/2021,” all financial institutions must be audited by independent auditors. The financial institutions may only hire independent auditors registered with the CVM and certified as experts in by the Brazilian Central Bank. After such auditors have issued opinions auditing the financial statements of a certain financial institution for up to five complete and consecutive fiscal years, such auditor’s team including managers, supervisors or any members with managerial positions, must be replaced. BCB Resolution No. 130, of August 20, 2021, as amended, or “BCB Resolution 130/2021,” applicable to payment institutions, also contains provisions in this regard.

CMN Resolution 4,910/2021 and BCB Resolution 130/2021, respectively, require financial institutions (and other institutions licensed to operate by the Brazilian Central Bank) and payment institutions to implement an individual audit committee or an unified audit committee for its conglomerate, as the case may be, if they, according to Article 8 of CMN Resolution 4,910/2021, (i) are registered as a publicly-held company; (ii) are leaders of a prudential conglomerate classified in Segment 1 (S1), Segment 2 (S2) or Segment 3 (S3), according to specific regulations; or (iii) meet the criteria set forth in the specific regulation classified as S1, S2 and S3.

Ombudsman

Pursuant to CMN Resolution No. 4,860 and BCB Resolution No. 28, both issued on October 23, 2020, financial and payment institutions, respectively, must (i) create an ombudsman department (individually for the institution or unified for its conglomerate) compatible with the nature and complexity of the institutions’ products, services, activities, processes and systems to establish an independent communication channel with their consumers; and (ii) appoint individuals as an ombudsman and an ombudsman officer (who can also be the ombudsman himself).

The ombudsman department has the following main responsibilities, according to Articles 6 and 12 of CMN Resolution No. 4,860: (i) receiving, recording, instructing, analyzing and providing formal and adequate attention to claims from consumers and users of the institution’s products and services; (ii) providing clarification regarding the status of a claim and information as to when a response is expected to be given; (iii) sending a final answer within the applicable deadline; (iv) keeping the board of directors or, if one does not exist, the board of executive officers, informed of the problems and shortcomings detected in the performance of its duties and the results of the actions taken by the institution’s officers to resolve them; and (v) preparing and sending, to the internal audit department, to the audit committee (if one exists), and to the board of directors (or if one does not exist, to the board of executive officers), a semi-annual quantitative and qualitative report on the ombudsman department’s activities and its performance.

Whistleblowing and Hotline

Pursuant to CMN Resolution No. 4,859, of October 23, 2020, financial institutions and other institutions licensed to operate by the Brazilian Central Bank are required to have a whistleblower hotline (canal de denúncias), through which their employees, consumers, contractors, users and/or suppliers may anonymously report situations involving potential illicit activities of any nature related to the institution’s activities. Accordingly, financial institutions are required to appoint a responsible department for forwarding all reported events to the appropriate departments for further handling. This department is also required to prepare reports semi-annually detailing, at least, the following information relating to each reported event: (i) number of reported events and their nature; (ii) the departments that handled them; and (iii) the average timeframe and relevant measures adopted to solve them. Such reports must be approved by the board of directors of the institution or, if one does not exist, the institution’s board of executive officers and made available to the Brazilian Central Bank for at least 5 years.

Foreign Investment in Brazilian Financial Institutions

According to Decree No. 10,029, of September 26, 2019, as amended, or “Decree 10,029/2019,” of direct or indirect foreign investments in voting or non-voting equity interest in Brazilian financial institutions by any individual or legal entity, regardless of the nationality, requires prior approval of the Brazilian Central Bank. Following the enactment of Decree 10,029/2019, the Brazilian Central Bank published, on January 22, 2020, Circular No. 3,977, or “BCB Circular 3,977/2020,” which generally recognized as an interest of the Brazilian government the foreign holding of equity or increase in equity interest in any financial institution headquartered in Brazil (which is still subject to the same requirements and procedures applicable to the acquisition of equity in any Brazilian financial institution), as well as the opening of any local branch of foreign financial institutions.

Until the enactment of such rules, the execution of such investments was subject to the enactment of a specific presidential decree on a case-by-case basis.

Corporate Interest Held by Financial Institutions in Other Legal Entities

Pursuant to CMN Resolution 5,043/2022, financial institutions may only, directly or indirectly, hold equity interest in other legal entities (incorporated locally or offshore) that supplement or subsidize their activities, provided that they obtain prior authorization from the Brazilian Central Bank and that the invested entity does not hold, directly or indirectly, equity of the referred financial institution. However, according to Article 2 of CMN Resolution 5,043/2022, this requirement does not apply to (i) equity interests typically held in the investment portfolios by investment banks, development banks, development agencies (agências de fomento) and multiservice banks with investment or development portfolios; and (ii) temporary local equity interests not registered as permanent assets and not subject to consolidation by the financial institution.

Change of Corporate Control and Qualified Equity Interest

Pursuant to the provisions of CMN Resolution 4,970/2021 (applicable to financial institutions, such as PicPay Bank and Crednovo, and to securities brokerage and dealership firms, such as PicPay Invest) and the provisions of BCB Resolution 81/2021 (applicable to payment institutions, such as PicPay Brazil), the change, transfer or modification of the control of financial or payment institutions authorized by the Brazilian Central Bank must be submitted to the prior approval of the Brazilian Central Bank in accordance with the above mentioned regulations and such change, transfer or modification shall only be effected after such approval is duly obtained.

In addition, pursuant to the above mentioned rules, if an individual or legal entity acquires, directly or indirectly, a qualified equity interest (i.e., 15% or more of the voting equity interest or 10% or more of the total equity interest) or expands qualified equity interest previously acquired, such acquisitions shall be notified to the Brazilian Central Bank, which has the right to request documents and information, as well as order that the acquisition be regularized or undone in case of any irregularities.

Open Finance

According to CMN and Brazilian Central Bank Joint Resolution No. 1, of May 4, 2020, as amended, Open Finance is the standardized sharing of data, products and services by financial institutions, payment institutions and other institutions licensed to operate by the Brazilian Central Bank, at their consumers’ discretion, through the opening and integration of their systems. Therefore, Open Finance is considered by the Brazilian Central Bank as an important tool for innovation in the financial and payments markets, and is expected to make such sectors more efficient, inclusive and competitive.

On February 23, 2023, the Brazilian Central Bank issued Resolution No. 294, which came into effect on April 1, 2023, establishing, among other aspects, technical requirements, and operational procedures for the Open Finance implementation in Brazil. The main change introduced by this rule is related to the scope of the monitoring function assigned to the governance structure responsible for implementing Open Finance.

On October 26, 2023, the Brazilian Central Bank issued Joint Resolution No. 7, which came into effect on October 30, 2023, and simplifies the process of renewing consents for data sharing in Open Finance. To ease the process for clients, the new rule allows participating institutions to offer longer terms than the current 12-month limit for data sharing, while maintaining the provision allowing clients to revoke their consent at any time.

On July 4, 2024, the Brazilian Central Bank issued Joint Resolution No. 10, modifying the rules governing participation in the Open Finance system. Such changes specifically affect the integration and operational requirements within this ecosystem, particularly in relation to the Pix payment system.

Previously, participation in Open Finance was mandatory only for certain financial institutions, primarily large banks and institutions with significant market share. However, under the new rules, the mandatory participation threshold has been decreased, extending the obligation to a broader range of financial institutions and payment institutions of different sizes.

Starting January 2025, only institutions with more than five million customers are required to participate in data sharing within the open finance ecosystem, while smaller institutions will have the option to opt-in voluntarily. Furthermore, for payment initiation services, participation will no longer be mandatory for all account-holding institutions and only payment initiation service providers and mandatory Pix participants will be required to be involved.

Additionally, the new regulations introduced streamlined procedures for connecting to the Pix payment system, reducing the technical and administrative burden on institutions through simplified integration protocols and reduced requirements for data sharing, with the purpose to facilitate easier and faster participation in the Pix payment scheme.

Nevertheless, Open Finance is under gradual legal, operational and technological development and implementation in Brazil, according to certain stages defined by the Brazilian Central Bank, which are still ongoing. Consequently, some of the applicable requirements and standards that will need to be complied with by Open Finance participants are still under discussion and preparation by a self-regulatory body created specifically for this purpose, as well as by the Brazilian Central Bank itself.

Brazilian Payment Slip (Boleto)

On December 12, 2024, the Brazilian Central Bank issued Resolution No. 443 (“BCB Resolution 443”), creating a new regulatory framework for Brazil’s payment slip system (boleto). The resolution introduces enhanced governance standards for the payment arrangement and sets forth comprehensive rules covering, among other matters: (i) eligibility requirements for participants; (ii) types and characteristics of payment slips; (iii) rules applicable to the governing convention; and (iv) rights and obligations associated with the issuance and processing of payment slips.

With BCB Resolution 443, the Brazilian Central Bank seeks to promote representative and diverse participation; guarantee non-discriminatory access to participants, services, and infrastructure; minimize conflicts of interest; and ensure that fees and cost reimbursements comply with principles of fairness, transparency, and economic justification.

Regulation on Payment Arrangement Receivables

On June 27, 2019, the CMN enacted Resolution No. 4,734, or “CMN Resolution 4,734/2019,” and the Brazilian Central Bank issued Resolution No. 264 on November 25, 2022, or “BCB Resolution 264/2022,” which impose new regulations regarding (i) the prepayment and discount operations related to receivables from credit and debit payment instruments issued under the Brazilian Payment System (SPB); (ii) credit transactions guaranteed by such receivables; and (iii) the creation of liens and encumbrances on such receivables. With this regulatory framework, the Brazilian Central Bank sought to provide greater efficiency and security for the prepayment, discount and credit transactions guaranteed by receivables from payment arrangements, increasing competition and thus reducing the cost of credit.

CMN Resolution 4,734/2019 and BCB Resolution 264/2022 introduced a number of relevant changes to transactions involving receivables from credit and debit cards, including to the prepayment of such receivables by acquirers, which are subject to new procedures, as well as to the assignment of these receivables. Credit transactions guaranteed by these receivables are also covered by the new regulations and new rules and procedures have been created for the creation of liens and encumbrances on the receivables.

BCB Resolution 264/2022 deals in particular with the procedures for the registration of receivables from credit and debit cards. BCB Resolution 264/2022 requires a convention among market infrastructures, which guarantee the uniqueness of the receivables as financial assets that can be registered, interoperability, exchange of information between registration systems and participants in the structure.

With the enactment of CMN Resolution 4,734/2019 and BCB Resolution 264/2022, the Brazilian Central Bank sought to increase transparency and competition in the use and acquisition of receivables from payment arrangements in credit transactions.

Foreign Exchange

On December 30, 2021, Brazilian Federal Law No. 14,286, or the “New Foreign Exchange Law,” was published and entered into effect on December 31, 2022. Such law regulates Brazilian capital abroad and foreign capital in the country.

The main purpose of the New Foreign Exchange Law is to regulate the Brazilian FX market, which is subject to complex regulation, as well as correct certain inconsistencies, modernize the system and enhance innovation and competition.

According to the Brazilian Central Bank, the new legislation has a positive impact on the attraction of foreign capital, both for investment in the financial and capital markets and for direct investment, including long-term investments and investments in infrastructure projects and concessions. In addition to greater international insertion, the New Foreign Exchange Law contributes to a greater use of the Brazilian real internationally, facilitating the use of the domestic currency in international financial operations, such as the permission for the entry and remittance of payment orders in Brazilian reais from Brazilian reais denominated accounts of foreign institutions held in banks located in Brazil.

The new legislation also consolidates more than 40 legal provisions issued over the last 100 years, which previously totaled more than 400 articles (many of which contained archaic language). The new legislation is more concise, with 29 articles and has an updated language, which is expected to bring more legal certainty to this subject. Additionally, the New Foreign Exchange Law seeks the simplification of the operational and legal structures of foreign exchange market participants, with more efficiency in the operations and provision of certain information as determined by the Brazilian Central Bank.

Moreover, pursuant to article 15 of the New Foreign Exchange Law, Brazilian financial institutions will also be allowed to allocate, invest and use the funds raised in Brazil and abroad, with the purpose to carry out credit and financing transactions, both in Brazil and abroad, provided that the regulatory and prudential requirements established by the CMN and by the Brazilian Central Bank are observed.

In addition, the rules for transactions carried out by individuals will also be subject to certain changes, such as the permission for individuals to trade foreign individuals on an occasional, non-professional basis, with a limit of up to US$500.00, as provided by Article 19 of the New Foreign Exchange Law which is currently forbidden. Also, the amount that travelers entering or leaving Brazil must declare they have in cash, was also increased to US$10,000, or its equivalent in other currencies, as provided by paragraph 1, Article 14, of the New Foreign Exchange Law.

In order to regulate the New Foreign Exchange Law, CMN issued Resolution No. 5,042, that came into force on December 31, 2022, with the purpose to establish general guidelines applicable to the foreign exchange transactions. The Brazilian Central Bank also issued Resolutions No. 277, 278, 279, 280 and 281, which came into force on December 31, 2022. Furthermore, certain provisions of BCB Resolution No. 348, which was published on October 19, 2023, came into effect on November 1, 2023. This resolution superseded certain transitional provisions that were previously set forth in BCB Resolution No. 281, providing (among other aspects) that the execution of simultaneous foreign exchange transactions will no longer be required for foreign direct investments and granting of loans to foreign investors when there is no actual flow of funds involved in the underlying transaction. Foreign exchange transactions must still be followed in investments performed by non-resident investors in the Brazilian capital and finance markets.

On December 3, 2024, the Brazilian Central Bank and the CVM issued Joint Resolution No. 13, establishing a new regulatory framework for foreign investors in the financial and securities markets. This new rule has the purpose to simplify and modernize procedures for non-resident operations in Brazil, enhancing efficiency in line with international best practices. Such rule replaced previous resolutions, such as CMN Resolution No. 4,373, dated September 29, 2014. The main changes established by Joint Resolution include equalizing the minimum registration requirements for resident and non-resident investors, eliminating the need for non-resident individual investors to appoint a representative in Brazil or register with the CVM for certain operations, and expanding the use of non-resident checking or payment accounts for financial investments. In addition, such rule removes the requirement for mandatory simultaneous foreign exchange operations for investment conversions and the need to register such investments in the RDE-Portfolio system. Such measures have the purpose to provide greater clarity and security for investors, particularly regarding changes in residency. Joint Resolution No. 13 came into effect on January 1, 2025.

Bets and Fixed-Odds Betting

Under Law No. 13,756, of December 12, 2018, and Law No. 14,790, of December 29, 2023, fixed-odds betting is classified as lottery. It covers wagers on real or virtual events where the potential payout is determined at the time the bet is placed by applying a fixed multiplier (“odds”) to each unit wagered. A bet may be placed online, via electronic platforms, or in person, by purchasing a printed ticket, either before or during the event.

The Ministry of Finance oversees the sector, granting paid operating authorizations with no cap on the number of licensed companies. Authorized operators may distribute their products through any lawful commercial channel. Regulatory authority is delegated to the Secretariat of Prizes and Betting, or “SPA,” a specialized unit within the Ministry of Finance responsible for licensing, regulation, compliance monitoring, and enforcement across fixed-odds betting, lotteries, promotional contests, philanthropic raffles, and advance fundraising.

To qualify for authorization, companies must be incorporated under Brazilian law, maintain headquarters and management in Brazil, and comply with all Ministry of Finance regulations. The Ministry issues detailed implementing rules, which govern operational standards, oversight procedures, and sanctions for non-compliance.

The SPA enforces a comprehensive legal framework for Brazil’s fixed-odds betting sector, covering both online and in person operations. Together, they establish a detailed set of rules on licensing, technical standards, compliance, consumer protection, The initial ordinances addressed the sector’s foundational regulatory elements.

On March 24, 2026, Law No. 15,358/2026 was enacted, establishing new measures aimed at combating illegal betting activities and strengthening the role of financial institutions, payment institutions and payment arrangement participants in monitoring and preventing related transactions. Among other provisions, Law No. 15,358/2026 introduced mandatory obligations to block accounts and prevent transactions involving entities identified as unauthorized operators of fixed-odds betting activities, subject to applicable administrative procedures. The law also expanded requirements for the monitoring of transactions and the adoption of enhanced due diligence procedures, as well as the sharing of information regarding suspected fraudulent or illegal activities through interoperable systems, in accordance with existing regulations.

Law No. 15,358/2026 also provided that financial institutions and payment institutions must implement measures to detect and prevent the use of payment systems, including Pix, in connection with unauthorized betting activities, and may be required to adopt specific controls, including transaction monitoring based on predefined criteria, blocking or rejecting transactions and enhanced risk analysis. The law further expanded the scope of administrative infractions applicable to regulated entities, including in connection with the maintenance of relationships with unauthorized operators and failures in the implementation of adequate internal controls and compliance mechanisms, and introduced additional potential liabilities, including in certain circumstances joint liability for obligations arising from transactions involving unauthorized operators.

On April 24, 2026, the CMN issued Resolution No. 5,298/2026, establishing principles and restrictions applicable to the organization and operation of derivatives markets in Brazil, including in relation to so-called prediction markets. CMN Resolution No. 5,298/2026 prohibits the offering and trading, in Brazil, of derivatives contracts whose underlying assets are linked to certain types of events, including sports events and other non-economic or non-financial events, subject to interpretation by the CVM. In parallel, the Secretariat of Prizes and Betting of the Ministry of Finance issued Technical Note SEI No. 2958/2026, which provides that certain prediction market structures may be characterized as fixed-odds betting activities under applicable law.

These regulatory developments, taken together, reinforce the regulatory framework applicable to betting-related activities and may result in increased compliance, monitoring and control obligations for financial institutions and payment institutions, particularly with respect to the identification, prevention and restriction of transactions associated with unauthorized operators and products.

E-Commerce, Data Protection and Taxes

In addition to regulations affecting digital payment schemes, our subsidiaries are also subject to laws relating to internet activities, e-commerce and data protection, as well as consumer protection laws, tax laws and other regulations applicable to Brazilian companies generally. Internet activities in Brazil are regulated by Brazilian Federal Law No. 12,965, of April 23, 2014, as amended, known as the Brazilian Civil Rights Framework for the internet, which embodies a substantial set of rights of internet consumers, and obligations relating to internet service providers. This law exempts intermediary platforms such as PicPay Brazil from liability for user generated content in certain cases. On the other hand, this law provides for penalties (including fines) in case of non-compliance.

The laws and regulations applicable to the Brazilian digital payments industry are subject to ongoing interpretation and change, and our digital payments business may become subject to regulation by other authorities.

Consumer Protection Laws

We are subject to several laws and regulations designed to protect consumer rights, most importantly, Brazilian Federal Law No. 8,078, of September 11, 1990, as amended (Código de Defesa do Consumidor) or the Consumer Protection Code, which sets forth the legal principles and requirements applicable to consumer relations in Brazil. This law regulates, among other things, commercial practices, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers as the hypo sufficient party, the joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, advertising and information on products and services offered to the public. The Consumer Protection Code further establishes the consumers’ rights to access and modify personal information collected about them and stored in private databases. These consumer protection laws could result in substantial compliance costs.

Consumer and User Relations

On October 18, 2021, the Brazilian Central Bank issued Resolution No. 155, or “BCB Resolution 155/2021,” which sets forth rules and procedures regarding the relationship with consumers and users of products and services by payment institutions authorized to operate by the Brazilian Central Bank. Such new resolution became effective on October 1, 2022.

BCB Resolution 155/2021 establishes certain new rules, which mainly have the purpose to ensure a fair and equitable treatment at all stages of the relationship with institutions that provide financial and payments services, as well as an alignment between the service providers’ and consumers’ interests.

Pursuant to BCB Resolution 155/2021, payment institutions authorized to operate by the Brazilian Central Bank must also draft and implement an institutional policy for their relationship with consumers. This new policy must consolidate guidelines, strategic objectives and organizational values to ensure that its activities are guided by ethical principles, accountability, transparency and diligence. Moreover, BCB Resolution 155/2021 provides that payment institutions authorized to operate by the Brazilian Central Bank must appoint to a director that will be responsible for compliance with the obligations provided by BCB Resolution 155/2021.

Finally, BCB Resolution 155/2021 sets forth other obligations of payment institutions authorized to operate by the Brazilian Central Bank, such as observing transparency and suitability rules, which are aligned with certain requirements already established for financial institutions.

Data Privacy and Protection

Consumer accounts on our digital platform are subject to data protection under the Brazilian Civil Rights Framework for the internet, bank secrecy laws (Complementary Law 105/01 c/c/ Article 17 of CMN Resolution 4,282/2013) and the Brazilian Federal Law No. 13,709, of August 14, 2018, as amended (Lei Geral de Proteção de Dados Pessoais), or “LGPD.” We are also subject to intellectual property rules, and to tax laws and related obligations such as the rules governing the sharing of consumer information with tax and financial authorities. It is unclear whether the tax and regulatory authorities would seek to obtain information regarding our consumers. Any such request could come into conflict with the data protection rules, which could create risks for our business.

The Brazilian Civil Rights Framework for the internet establishes principles, guarantees, rights and duties for the use of the internet in Brazil, including regulation about data privacy for internet consumers, for example regarding the retention period for consumers’ log information.

The LGPD establishes detailed rules to be observed in the maintenance and processing of personal data and provides, among other measures, rights to data subjects, cases in which the processing of personal data is allowed, obligations and requirements relating to security incidents involving personal data and the transfer and sharing of personal data.

The LGPD further establishes penalties for non-compliance with its provisions, ranging from a warning and exclusion of personal data treated in an irregular way to fines or the prohibition from processing personal data. The LGPD also authorizes the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados – “ANPD”), an authority that oversees the compliance with the rules on data protection.

Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations.

Bank Secrecy

Brazilian financial and payment institutions are subject to bank secrecy rules, pursuant to Supplementary Law No. 105, of January 10, 2001, as amended. These institutions are required to maintain the secrecy of their transactions and services, except for certain events, including: (i) disclosure of confidential information upon the express consent of the interested parties; (ii) exchange of information between financial institutions for recording purposes; (iii) remittance of record information to credit protection agencies related to drawers of bad checks and borrowers in default; (iv) communication of criminal or administrative offenses to competent authorities; and (v) if the they are responsible for withholding and paying contributions, remittance of information to the Brazilian Internal Revenue Office required to identify taxpayers and global amounts involved in their transactions.

Developments on Revolving Credit (Crédito Rotativo) Regulations

Over the past few years, several bills of law with the purpose to regulate the limitation revolving credit (crédito rotativo) and other types of credit applied on the financing of the outstanding balance of credit card invoices in Brazil have been presented in the National Congress, since the general perception is that this type of credit significantly burdens the consumer of financial services in Brazil (according to data provided by the Brazilian Central Bank, revolving credit rates in June 2022, averaged 440% per annum).

In this context, on October 3, 2023, Brazilian Federal Law No. 14,690, or “Law 14,690/2023,” determined that credit card issuers must submit for the approval of the CMN any regulations that limit the interest and financial fees charged over the outstanding balance of credit cards invoices, in the categories of revolving credit (crédito rotativo) and its installments (parcelado do rotativo).

With the enactment of Law 14,690/2023, the Brazilian Central Bank regulated, through CMN Resolution No. 5,112, of December 21, 2023, or “CMN Resolution 5,112/2023,” the limitation provided for in Law 14,690/2023, which sets forth that the total amount charged by institutions that grant financing through revolving credit and/or its installments as interest and financial charges may not exceed the original amount of the debt financed. This limitation applies to all issuers of credit cards and other post-paid payment instruments.

Overall, CMN Resolution 5,112/2023 provides the following:

●	all revolving credit operations and debt or invoice installment payments by issuers, as well as any renegotiation of these operations by issuers, will now be subject to the limit on interest and charges based on the original value of the debt;

●	such limit applies to each new revolving credit operation or its installments with interest. In other words, each issuer must have a control per financed operation (revolving credit or installment credit with interest) in order to prevent the interest on these operations from exceeding the interest limit imposed by Law 14,690/2023; and

●	civil default interest and contractual fines resulting from penal clauses (imposed for late payments), as well as other fees and commissions incident to the financing operation, make up the calculation of interest that will be subject to the limit mentioned therein.

CMN Resolution 5,112/2023 also ensures that credit card issuers and holders can renegotiate the financing provided that the total amount charged as interest and financial charges applicable to each renegotiation does not exceed the amount of the debt originally constituted.

The rule provides that the original amount of the debt as well as the total amount charged as interest and financial charges applicable to each financing operation must be detailed in the respective statements and invoices in connection with current regulations (i.e., CMN Resolution No. 5,004, of March 24, 2022, and BCB Resolution 96, of May 19, 2021).

CMN Resolution 5,112/23 came into force on July 1, 2024 (with the exception of its article 1, that came into force on the date of its publication). However, considering the provisions of the Law 14,690/2023, the interest rate limitation applies only to any new financing (revolving and its installments) agreed as of January 3, 2024. Financing operations agreed up to this date follow previous rules.

The provisions of CMN Resolution 5,112/2023 applied throughout the years of 2024 and 2025. However, as Law 14,960/2023 sets forth that relevant stakeholders may submit to the Brazilian Central Bank a self-regulation proposal that can be reviewed on an annual basis, it is possible that in the following years such self-regulation is further approved by the Brazilian Central Bank and adopted as the market standard instead of the provisions of CMN Resolution 5,112/2023 (subject to the limitations provided in Law 14,960/2023).

ESG Aspects in Regulated Institutions

The Brazilian Central Bank has been progressively implementing transparency requirements. On November 21, 2024, the CMN issued Resolution No. 5,185, which requires larger financial institutions to prepare and disclose a report of financial information related to sustainability together their financial statements. Such report must comply with the International Sustainability Standards Board’s IFRS S1 (General Requirements for Disclosure of Sustainability-related Financial Information) and IFRS S2 (Climate-related Disclosures) pronouncements, as well as with the Brazilian Sustainability Pronouncements Committee (CBPS)’s Technical Pronouncement 01 and 02 on the same matters. Such requirement is applicable to institutions that disclose consolidated annual financial statements in accordance with the international accounting standards of the International Accounting Standards Board (IASB), including publicly traded companies and leaders of prudential conglomerates in the S1, S2, or S3 segments, such as us. Consequently, institutions that voluntarily publish consolidated financial statements must also disclose the sustainability report, which must be verified by an independent auditor. Resolution No. 5,185 came into force on January 1, 2025, with the disclosure obligation beginning in 2026 for institutions registered as publicly-held companies or in the S1 or S2 segments, and in 2028 for institutions in the S3 segment and those that voluntarily publish consolidated financial statements. Early voluntary adoption is permitted.

On November 4, 2025, the Brazilian Central Bank launched Public Consultation No. 127, proposing amendments to BCB Resolution No. 139/2021 to expand and standardize the Social, Environmental and Climate Risks and Opportunities Report (GRSAC). The proposal introduces a second phase of requirements focused on quantitative metrics and targets, while refining the qualitative tables adopted in 2021, and aligns disclosures with international standards, including IFRS S1 and S2 and the Basel Committee’s Pillar 3 framework for voluntary climate risk disclosures. The new framework structures the GRSAC Report into standardized qualitative and quantitative tables covering governance, strategy, risk management and climate risk (transition and physical), as well as sectoral exposures and emissions, agriculture by biome, power generation by source, physical risk metrics for drought and heavy rain, transition plans, and social and environmental risk exposures. Disclosure of business opportunities remains voluntary; disclosure of national and international voluntary commitments follows new standardized tables (COMP1 and COMP2). The consultation also clarifies the use of climate scenario analysis, with parameters for narratives, time horizons and scientific bases.

Implementation is phased. For S1 and S2 institutions, the new GRSAC format would take effect in January 2027, with the first publication in 2028 using a December 2027 reference date. S3 institutions become subject to all tables with the first required publication based on December 31, 2028; S4 institutions, previously limited to a qualitative governance table, must disclose standardized information on social, environmental or climate commitments via COMP1 and COMP2 on the same timeline as S3. S5 institutions remain exempt. The proposed rules preserve flexibility to add granularity or justify omissions where immaterial and allow complementing tables to meet the sustainability financial reporting requirements aligned with IFRS Accounting Standards, subject to consolidation scope differences.

Loan Loss Provision Rules Applicable to Regulatory Reporting

For regulatory reporting purposes, financial institutions and other institutions authorized to operate by the Brazilian Central Bank must classify credit transactions (e.g., loans) in ascending order of risk. In this regard, such entities must make loan loss provisions in amounts sufficient to cover probable losses on the realization of the loans, pursuant to CMN Resolution No. 2,682, of December 21, 1999, or CMN Resolution 2,682/1999.

On November 25, 2021, CMN issued Resolution No. 4,966, or CMN Resolution 4,966/2021, establishing new accounting standards and criteria applicable to financial instruments, as well as the designation and recognition of hedge accounting by financial institutions and other licensed entities, including loan loss provisions regulated under CMN Resolution 2,682/1999. In summary, the regulation’s target is to align accounting practices of Brazilian financial institutions with IFRS Accounting Standards, which are globally adopted. CMN Resolution 4,966/2021 is set to enter into force in stages and revoke CMN Resolution 2,682/1999. Except for specific provisions which will enter into force as of January 1, 2027, the key aspects of CMN Resolution 4,966/2021 have entered into force as of January 1, 2025.

Since the enactment of CMN Resolution 4,966/2021, financial institutions have been discussing new parameters for loan loss provisions. To ensure the proper calculation of expected losses and homogeneous application of regulations by all institutions, on April 11, 2024, the Brazilian Central Bank issued Normative Ruling No. 464, providing for the criteria to be followed when estimating the parameters for measuring the expected losses associated with credit risk addressing the main issues under discussion, revoked by Normative Ruling No. 560, of December 6, 2024.

Interest Rates Limitations

On June 28, 2024, Law No. 14,905, or Law 14,905/2024, was enacted with the purpose of amending the Brazilian Civil Code to clarify interest rates limitations that are applicable for non-financial institutions in Brazil.

With the enactment of Law 14,905/2024, which came into force sixty days after the date of its publication, the current article 406 of the Brazilian Civil Code now provides that when interest on debts is not agreed, or when it is determined by law, interest on debts for the year will correspond to the legal rate, which consists of the benchmark rate of the SELIC, less the monetary update index of the Expanded Consumer Price Index (IPCA) for the period.

Another significant development introduced by Law 14,905/2024 is that interest rates in general may be freely agreed upon, and exceeding the limits set forth in the Brazilian Usury Law, when the obligations are: (i) agreed between legal entities; (ii) represented by credit instruments or securities; (iii) entered into with financial institutions and other institutions authorized to operate by the Brazilian Central Bank (e.g., PicPay Brazil, PicPay Bank, PicPay Invest and/or Crednovo), investment funds (e.g., FIDCs) or clubs; or (iv) carried out in the financial, capital or securities markets.

Compensation Rules for the Management of Brazilian Regulated Institutions

In September and November 2024, the Brazilian Central Bank and the National Monetary Council introduced new regulations addressing the compensation policies for officers of financial institutions, payment institutions, and other entities under its authorization. These measures, outlined in CMN Resolution No. 5,177 and BCB Resolution No. 432, which came into force on January 1, 2025, replaced the previous CMN Resolution No. 3,921, in effect since 2010. The new framework introduces enhancements aimed at aligning the current regulation with international standards for governance, risk management, and transparency, while expanding the applicability of these rules to smaller institutions.

A cornerstone of the new framework is the obligation for institutions to establish compensation policies that ensure variable compensation aligned with long-term performance and effective risk management. Among the key provisions, at least 50% of variable compensation must be paid in shares or equivalent instruments, and at least 40% of the total compensation must be deferred for a minimum period of three years. These deferred payments will be subject to malus mechanisms, which allows for reductions or cancellations in cases of financial losses or other adverse outcomes. Moreover, extraordinary payments to executives upon their departure are restricted unless they align with the institution’s risk and value creation frameworks.

Governance requirements under the new regulations are also enhanced. Larger institutions, particularly those listed as public companies or leaders within designated financial segments, are required to establish statutory compensation committees, which must include independent members and have the task to oversee the design and implementation of compensation policies. For smaller institutions, the responsibility for such functions may be assigned to the company’s Board of Directors.

The regulations also impose heightened transparency requirements. Institutions are now required to disclose annual reports detailing their compensation practices, which must include comprehensive descriptions of the performance metrics used, the mechanisms for risk adjustment, and the allocation of various compensation components.

By updating these rules, the National Monetary Council and Brazilian Central Bank seek to strengthen the governance and sustainability of regulated institutions, ensuring that compensation practices support prudent management and long-term stability across the sector.

Banking as a Service (BaaS)

On November 28, 2025, the Brazilian Central Bank and the CMN issued Joint Resolution No. 16, or “Joint Resolution 16/25,” which regulates the provision of Banking as a Service, or BaaS, by financial institutions, payment institutions, and other entities authorized to operate by the Brazilian Central Bank. Joint Resolution 16/25 defines BaaS as the contractual arrangement under which BaaS providers make specified financial and payment services available to clients through an integrating entity that interfaces with clients, and it clarifies the definitions of the BaaS service, the BaaS provider institution, the BaaS service-taking entity, and the client, while expressly excluding activities such as correspondent banking services, data processing/cloud services, Open Finance partnerships, and activities of sub-acquirers and network service providers from the BaaS scope.

Joint Resolution 16/25 sets forth that BaaS contracts may cover, exclusively, one or more of the following services: (i) opening, maintenance and closing of demand deposit, savings deposit, and prepaid or postpaid payment accounts; (ii) payment services conducted through those accounts; (iii) merchant acquiring services; (iv) credit operations (offer, contracting, administration, and collection); and (v) additional services that may be included by the Brazilian Central Bank in the future. It requires that services be provided by authorized institutions within their permitted activities and via electronic channels through system/platform/process integrations between the BaaS provider and the service-taking entity. It also sets conditions on account ownership, payment transaction flows, and debtor identity for credit operations, and clarifies that services outside the listed scope are not BaaS and cannot be offered as such.

BaaS contracts must specify the object, roles and responsibilities, remuneration, security measures, Brazilian Central Bank access rights to information, client demand handling, restrictions on fees charged in the name of the service-taking entity, declarations regarding the prohibition on unauthorized financial activities, and restrictions on sub-contracting BaaS services, among other terms. They must also ensure transparency about the status of the service-taking entity (including that it is not an institution authorized by the Brazilian Central Bank, as applicable), responsibilities for client communications (including upon termination and for credit portability and post-cession rights), data sharing necessary to fulfill responsibilities, and the provision of information for KYC, fraud prevention, and AML/CFT procedures. The contracts must address resolution scenarios and termination, including access by the resolution authority, advance notice of service interruption, transparency to clients, and client options regarding relationships with the provider and the service-taking entity.

The provider institution bears responsibility for the reliability, integrity, availability, security, confidentiality, and regulatory compliance of services provided under BaaS, including KYC, fraud prevention, and AML/CFT. While ancillary tasks may be performed by the service-taking entity, the provider must supply the necessary tools and remains responsible, and SCR access/sharing with the service-taking entity is prohibited for ancillary tasks related to credit operations. Institutions acting as BaaS providers or service-taking entities must designate a director responsible for compliance with the resolution.

Naming Regulations for Authorized Institutions in Brazil

On November 28, 2025, the Brazilian Central Bank and the CMN issued Joint Resolution No. 17, or “Joint Resolution 17/25,” which governs the nomenclature and public presentation of institutions authorized to operate by the Brazilian Central Bank. The rule applies to the institution’s full nomenclature – comprising its corporate name, trade name, brand, and internet domain – and to any medium used for communication or public presentation to clients and users.

Joint Resolution 17/25 requires institutions to include, in their corporate names, terms that clearly reference the scope of their authorization to operate granted by the Brazilian Central Bank. It prohibits use, in any nomenclature, of terms – whether literally or by morphological or phonetic similarity – that suggest activities or an institutional type for which the entity does not have specific authorization. Cooperatives may reference their cooperative system in their nomenclature. Institutions that are part of a prudential conglomerate may incorporate the conglomerate’s name, provided it is clear to clients which type of institution within the conglomerate they are interacting with and the conglomerate’s name does not include terms identifying a type of institution not included in the conglomerate.

Private Payroll Deduction Loans Rules

Law No. 10,820, of December 17, 2003, as amended by Law No. 15,179, of July 24, 2025, modernizes the framework for private payroll-deduction loans by facilitating the use of digital platforms for both the solicitation and management of these credit arrangements.

The reform is intended to enhance efficiency, strengthen security, and improve accessibility for workers. Under the updated rules, formal employees—including rural workers, domestic workers, and registered sole-proprietor micro-entrepreneurs (MEIs)—may apply for loans on more favorable terms directly through Brazil’s official Digital Work Card application. Loan repayments are capped at 35% of the borrower’s gross salary, with the option to pledge up to 10% of the FGTS (Severance Indemnity Fund) balance or up to 100% of the termination indemnity payable upon dismissal without cause as collateral, and installments are deducted automatically from payroll via the national eSocial system.

The measure is expected to deliver tangible benefits to workers by expanding access to lower-interest credit facilities and reducing administrative costs. For the first 120 days following the launch of the systems or platform, funds from new payroll-deducted loan transactions with authorized institutions must be used exclusively to repay either (i) non-payroll-deducted loans with outstanding installments without collateral, or (ii) payroll-deducted loans with outstanding installments, provided the borrower has such active obligations on the date the new loan is granted.

These new credit operations may be offered by any duly authorized payroll-deducting institution and must carry an interest rate lower than that of the original loan being refinanced. In such cases, lending institutions are required to report the relevant loan data to the designated public operating agents. This priority repayment structure is intended to encourage the replacement of higher-cost debt with cheaper, payroll-deducted alternatives, thereby contributing to broader economic stimulus.

FGC Emergency Recapitalization Plan and Governance Reforms

In February 2026, the board of directors of the FGC (Brazil’s deposit insurance fund), approved an emergency recapitalization plan following the liquidation of certain banks by the Central Bank of Brazil, requiring member institutions, including our subsidiaries, to advance contributions over a multi-year period. On March 25, 2026, we advanced R$170.1 million to the FGC pursuant to this plan.

Recent Developments on Financial Stability, Deposit Protection and Liquidity Requirements

On January 22, 2026, the CMN issued CMN Resolution No. 5,279, amending the framework applicable to FGC, to enhance its governance, depositor protection mechanisms and operational flexibility in connection with financial assistance and resolution measures involving member institutions. Among other matters, CMN Resolution No. 5,279/2026 updated rules relating to the payment of guarantees, information-sharing, governance procedures and certain support transactions intended to contribute to the stability of the Brazilian Financial System.

In addition, on April 23, 2026, the CMN issued Resolution No. 5,295, which further strengthened liquidity management requirements applicable to financial institutions in Brazil. CMN Resolution No. 5,295/2026 expanded the scope of short-term liquidity metrics to additional categories of institutions and introduced a simplified liquidity coverage framework for certain institutions, with phased implementation requirements beginning in 2027.

These regulatory developments reflect the continued enhancement of prudential safeguards and financial stability mechanisms in Brazil and may result in additional compliance, liquidity management and operational requirements for regulated institutions.

Recent Developments on Minimum Liquidity Coverage Requirements

On April 23, 2026, the CMN issued Resolution No. 5,296 and the Brazilian Central Bank issued Resolution No. 560, establishing minimum requirements applicable to the Liquidity Coverage Ratio (LCR), and the Simplified Liquidity Coverage Ratio (LCRS). These measures form part of broader regulatory initiatives intended to strengthen liquidity risk management and prudential safeguards applicable to financial institutions in Brazil.

Under this framework, the LCR, which is aligned with the Basel III standard and measures the relationship between high-quality liquid assets and projected net cash outflows over a 30-day stress scenario, became applicable to additional institutions classified in Segment 2. In addition, the LCRS was introduced for certain institutions classified in Segments 3 and 4 that raise funds from the public through deposits or the issuance of securities, based on a simplified methodology proportionate to the size and complexity of such institutions.

The implementation of these minimum liquidity requirements will follow a transition schedule. From January 1, 2027 through June 30, 2027, the minimum required ratio for the applicable indicators will be 90%, increasing to 100% as of July 1, 2027.

These regulatory developments may result in additional liquidity management, monitoring, reporting and compliance obligations for regulated institutions.

Recent Developments on Information Technology Service Providers

On January 30, 2026, the Brazilian Central Bank issued Resolution No. 547/2026, amending BCB Resolution No. 498/2025, which governs the accreditation and activities of Information Technology Service Providers (Provedores de Serviços de Tecnologia da Informação, or “PSTIs”) within the Brazilian Financial System and the Brazilian Payment System.

BCB Resolution No. 547/2026 introduced more stringent and comprehensive requirements applicable to the accreditation and ongoing supervision of PSTIs. Among other matters, the new rules permit the Brazilian Central Bank to require higher minimum levels of share capital and net equity, refine accreditation standards applicable to controlling shareholders and management, and strengthen governance, internal controls, compliance and risk management requirements, including annual reporting and traceability mechanisms.

The resolution also expanded notification and information-reporting obligations, including in connection with corporate changes and the replacement of managers, simplified de-accreditation procedures and broadened the circumstances under which precautionary measures may be adopted by the Brazilian Central Bank.

In addition, BCB Resolution No. 547/2026 extended the implementation period for the new requirements from four to eight months in order to allow operational and regulatory adjustments. Institutions connected to the RSFN through PSTIs remain subject to the transaction limits applicable to Pix and TED transactions under BCB Resolutions No. 496/2025 and No. 497/2025 until the relevant PSTI successfully completes its accreditation process.

These regulatory developments may result in additional compliance, operational, technological and oversight requirements for institutions that rely on PSTIs or other third-party technology service providers.

C. Organizational Structure

The following chart reflects our corporate structure, as of the date of this annual report.

(1)	All of the issued and outstanding capital stock of J&F Participações is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. For more information about the shareholders’ agreement of J&F Participações, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Principal Shareholders—Shareholders’ Agreement of J&F Participações.”
(2)	Mr. José Antonio Batista Costa is our chairman and one of our non-executive directors. He is a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. For more information about Mr. José Antonio Batista Costa, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” Mr. José Antonio Batista Costa has been appointed as beneficiary of Stichting JAB, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting JAB.
(3)	Mr. Anderson Chamon is PicPay Brazil’s co-founder and its executive vice-president of new businesses. Mr. Anderson Chamon has been appointed as beneficiary of Stichting ACC Family, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting ACC Family.
(4)	Other shareholders includes: (i) Stichting AGR, which directly owns 2.5% of our Class A common shares, and 0.8% of our total common shares; (ii) Stichting ECS, which directly owns 2.5% of our Class A common shares and 0.8% of our total common shares, among others. Mr. Aguinaldo Gomes Ramos Filho, a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista and a cousin of Mr. José Antonio Batista Costa, has been appointed as beneficiary of Stichting AGR, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting AGR. Mr. Eduardo Chedid Simões, our chief executive officer and executive director, has been appointed as beneficiary of Stichting ECS, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting ECS. For more information about Mr. Eduardo Chedid Simões, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

D. Property, Plant and Equipment

Our Facilities

Our corporate headquarters, which house our technology, sales, marketing, and business operations, are located in São Paulo in two different locations. One in Vila Leopoldina, comprising 9,125.0 square meters under a lease that expires in 2032, and another one located in Brooklin, comprises 3,689.9 square meters under a lease that expires in 2029. Our office located in Vitória, in the state of Espírito Santo, comprises 3,689.9 square meters under a lease that expires in 2029. We also have an office located in Brasília, in the Federal District, comprising 153.0 square meters under a lease that expires in 2026.

We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information.” The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

A. Operating Results

Overview

Consumer Banking

Wallet and Banking

As of December 31, 2025, we had 42.3 million quarterly active consumers, of which 12% were consumers who only opened the app during the quarter, compared to 38.9 million quarterly active consumers as of December 31, 2024, of which 14% were consumers who only opened the app during the quarter. As of December 31, 2025, we had 29.8 million consumers with deposits, compared to 27.1 million consumers with deposits as of December 31, 2024. The deposits held by consumers in our ecosystem (comprised of the sum of “user balance — payment accounts” and “user balance — CDB” from third-party funds in our consolidated financial statements) totaled R$28.7 billion as of December 31, 2025, representing an increase of 44% from R$20.0 billion as of December 31, 2024.

Wallet and Banking Monetization Model

Our open platform approach enables consumers to register on file any credit card to fund their payments transactions, such as electronic transfers and payments (P2P, Pix, P2M, bills and the purchase of digital goods in our PicPay Shop, among others) in a single payment or in installments. For the year ended December 31, 2025, our PicPay-branded credit card represented 33.7% of the total credit card TPV captured in our digital wallet. Moreover, our digital wallet model is primarily fee based and asset-light, i.e., we only assume credit and underwriting risk if these transactions are sourced by our PicPay-branded credit card following the transfer to us of the Banco Original credit card portfolio, concluded in January 2024. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Corporate Transactions” and “—Acquisitions and New Lines of Business and Other Developments.”

Our wallet and banking product is mainly monetized when P2P, Pix, and bill payment transactions are sourced by credit cards. Transaction fees through credit cards charged from the payer can vary from 3.49% up to 5.49% of the transaction amount (which we recognize as “net revenue from payment transaction activities and other services” in our statement of profit or loss), while our installment fees (which we recognize as “financial income” in our statement of profit or loss) can vary from 3.99% up to 5.49% per month of the transaction amount. We receive the total amount charged to the consumer’s credit card already net of interchange fees and the merchant discount rate from the merchant acquirer involved in the transaction, as illustrated in the chart below. We do not receive fees from merchants in transactions paid with credit cards in our wallet unless the receiver is a merchant affiliated to the PicPay network, in which case we charge a merchant discount rate based on the payment volume. In the scenario illustrated in the chart below, the utility company is the receiver, so we do not charge a merchant discount rate from such company. P2P (closed-loop) and Pix transactions (either for amounts transferred within our ecosystem or amounts that are transferred outside our ecosystem) funded by balances held in our digital wallets are free of charge. For more information about instant payment monetization, see “—Instant Payments (P2P and Pix)” below.

Brazilians often finance their consumption through installment payments, due to several specific and cultural factors. In our platform, we offer a wide range of payment methods aiming to facilitate how our consumers will pay for their transactions. We enable consumers to pay several types of digital wallet transactions in up to twelve installments through their credit card. In Brazil, differently from some other countries, the credit card settlement period is approximately 30 days. This means that in order to pay instantly our P2P, P2M, and bill payment transactions when sourced by credit cards and installments, we, as the intermediary of the payment transaction, prepay the credit card receivables and monetize by charging a take rate to cover prepayment costs.

The graphic below provides one example of our digital wallet monetization model:

In this example, we illustrate a scenario of using a credit card registered on file as a source of funding a bill payment in monthly installments:

●	on the bill’s due date (D+0), a consumer uses a credit card on file in their digital wallet to pay a utility bill of R$500.00 in ten monthly installments.

●	on the same date, PicPay pays the total amount of R$500.00 to the utility company at no cost, and PicPay charges the consumer’s credit card R$609.23, which consists of a 3.99% transaction fee over the amount of the bill (R$19.95) plus an installment fee of 2.99% per installment over the amount of the bill plus the transaction fee, as amortized (R$89.28 for ten installments). As a result, the total cost for the consumer is R$609.23, payable in 10 installments of R$60.92 per installment); and

●	once the consumer makes a monthly installment payment of R$60.92 on its credit card (typically beginning at D+26), the consumer’s credit card issuing bank pays that amount to the merchant acquirer, minus the interchange fee payable to the issuing bank, and the merchant acquirer pays PicPay the installment fee net of merchant discount rate (MDR).

As shown in the chart below, our Wallet and Banking TPV, which includes instant payments (P2P and Pix), bill payments and other products, totaled R$141.6 billion in the three months ended December 31, 2025, representing a 27% increase compared to the same period in 2024. In the fourth quarter of 2025, instant payments represented 90% of our total Wallet and Banking TPV, compared to 89% in the same period of 2024, mainly driven by higher consumer adoption of Pix transactions. For the year ended December 31, 2025, our Wallet and Banking TPV totaled R$497.0 billion, representing a 30% increase compared to 2024. For 2025, instant payments accounted for 89% of Wallet and Banking TPV.

In the three months ended December 31, 2024, our Wallet and Banking TPV totaled R$111.6 billion, representing a 46% increase compared to the same period in 2023. For the year ended December 31, 2024, Wallet and Banking TPV totaled R$382.5 billion, representing a 58% increase compared to 2023. In 2024, instant payments represented 89% of Wallet and Banking TPV, compared to 86% in 2023, reflecting increased consumer adoption of Pix transactions during the period.

Wallet and Banking TPV
(R$ million)

(1)	Others refer to cash-out products such as cash withdrawal, wire transfers, withdrawal with prepaid cards, and international remittance exchange.

Instant Payments (P2P and Pix)

Pix Finance was a key product that contributed to the increased monetization of our digital wallet since its inception. We have been highly encouraged by its performance, which continues to scale and gain momentum within our consumer base. As shown in the chart below, for the year ended December 31, 2025, considering only Pix transactions conducted in our digital wallet using the PicPay Card as a source of funds, we achieved a total of R$8.8 billion, an increase of 121% compared to the previous year. For the year ended December 31, 2024, we achieved R$4.0 billion, an increase of 164% compared to the year ended December 31, 2023.

In the three months ended December 31, 2025, Pix Finance TPV totaled R$2.6 billion, an increase of 70% compared to the same period in 2024. For the three months ended December 31, 2024, Pix Finance TPV reached R$1.6 billion, an increase of 208% compared to the same period in 2023. We intend to continue to capture the benefits from the Pix infrastructure combined with increased penetration of our own credit cards as a source of funding for wallet transactions, since they are important levers to further increase our opportunities to cross-sell additional products and services while accelerating consumer monetization in our platform.

Pix Finance TPV
(R$ million)

Financial Services

Credit Overview

Until October 2023, our operations were entirely based on an “asset-light” model, which means that our credit business was focused only on the distribution of products originated by third-party partners connected in our app, earning commissions from the sale of new loans, as well as success fees from each loan payment made by our consumers. From October 2023 onwards, we began originating directly on our balance sheet, a strategic initiative aimed at expanding our product offering and strengthening our consumers’ principality. This decision was designed to enhance customer engagement and profitability, consolidating our portfolio of strategic products, mainly on the credit cards and personal loans.

We believe that data is a valuable resource to achieve the balance between business economics and risk management controls of our credit operations. The robustness of our digital wallet enables us to collect a broad range of valuable information that feeds our credit models. We have approximately 54 million credit cards registered on our platform, including both PicPay-issued cards and third-party cards, which our consumers use daily for various transactions, such as Pix transfers and bill payments. This ecosystem allows us to build a rich track of consumers’ transactional behavior, an essential input for assessing their risk profile with us.

In addition, we have 42.7 million quarterly active consumers. In the year ended December 31, 2025, our active consumers transacted over R$497 billion in our digital wallet. These consumers maintained an average monthly cash-in of more than R$46.5 billion during the year ended December 31, 2025. By capturing daily cash-in and cash-out patterns, we gain valuable insights that further strengthen the accuracy of our data-driven models, as well as continuously enhance our ability to assess risk.

In addition to the data captured through the transactional activity of our digital wallet, we enrich our database with complementary sources, such as data coming from the Credit Information System (Sistema de Informação de Crédito), or “SCR”, of the Brazilian Central Bank, as well as from market credit bureaus. Additionally, we obtain information from over 15.6 million active consents under Open Finance, where PicPay ranks as the third-largest player in Brazil by number of active consents. Through our account aggregator feature, we gain a broader view of our consumers’ financial habits, including information held with other institutions, such as account balances, upcoming and overdue invoices and bank account statements, among other relevant data.

Notes: (1) As of December 2025. The share of active consents received is based on public information disclosed by Open Finance Brasil. (2) Total deposits, cash-in, and Wallet and Banking TPV for the period expressed in dollars are based on the real/U.S. dollar exchange rate of R$5.5024 per US$1.00 as of December 31, 2025. (3) 11% of total Pix transactions which accounts for transactions where PicPay originated or received the transaction (excluding transactions between PicPay accounts).

Given our ability to collect information from our consumers using data provided by our ecosystem and external sources, we have access to more than 12,000 available data points including:

During 2024, we deployed a new generation of customized credit models, with a focus on credit card and personal loan models. With the use of our own exclusive behavior credit data, we were able to present up to 3.0 times more accuracy on our models based on the most recent data from the second quarter of 2024. Accuracy is measured by a statistical test denominated Kolmogorov-Smirnov (KS), which measures how predictive a model is (in this case, how much does our model manage to distinguish good payers from bad payers), when compared to the market model (which is only based on the SCR and credit bureaus). Through the use of our model, our unsecured credit offer is 2.3 times higher for consumers who have or had a PicPay credit product at some point in the past than to consumers for which we have limited historical information (based only on market data (SCR and bureaus)).

Note: (1) KS (Kolmogorov-Sminov) is a statistical test that measures the mode’s ability to discriminate between different data classes, in this case, good and bad payers (distinguishing between those who will not default on a loan and those who will).

We approach our risk-management strategy from two complementary perspectives. The first perspective focuses on a portfolio-level analysis: we maintain a balance of between 40% and 60% of (i) secured products, such as public and private payroll loans, secured credit cards and FGTS loans, and (ii) unsecured products, including personal loans, buy-now-pay-later and credit cards. Our strategy is focused on preserving a healthy portfolio balance without compromising profitability.

The second perspective focuses on an individual-level analysis, emphasizing the assessment of each of our consumer’s risks. In our credit origination strategy, we operate under the principle that the more we know about a customer, the greater our confidence in making decisions regarding new financing agreements and credit card limit increases over time. Accordingly, for customers whose transactional and credit behavior is still unknown, we initially offer only fully collateralized credit lines (secured loans and/or secured cards). This approach allows us to gradually build their transactional behavioral history over the following months.

Our credit analysis considers not only several credit performance indicators, such as delinquency ratios, early delinquency ratios, first payment default, expected losses, income leverage ratio, credit score among others but also take into consideration the expected profitability and expected returns of such credit concession balanced with the Loss Absorption ratio, which represents all the expected losses over all the lifetime credit related revenues of a given credit concession. Our credit concession has a risk based pricing strategy, which has an expected return on allocated capital over 30% and a Loss Absorption rate target between 40% to 60% of each credit concession cohort, which means that, even if we face an adverse market conditions scenario, such as rising interest rates and higher delinquency levels in the country, credit loss expenses could come in at twice our base case assumption and we would still be able to reach break-even on the unit economics of a given cohort.

Beyond risk mitigation, since 2024, we have offered secured credit cards for our consumer base. In this model, consumers build their own credit limit by allocating funds within our platform. This product provides us with full control over delinquency: in the event of a late payment, the outstanding amount is automatically deducted from the balance previously allocated by the consumer. This product allows us to build consumers’ transactional behavior, identifying whether they pay PicPay Card bills on time using new funds. This approach also provides valuable insights into customer financial behavior, enabling more precise credit origination and credit limit increase decisions over time. With respect to consumer loans, we also offer FGTS loans, which are secured by the debtor’s FGTS balance, and payroll loans, where the loan is secured by payroll deductions, significantly reducing the risk of default.

Moreover, we adopt a micro and small limit credit policy (or “Progressive Limits”) for our unsecured credit lines when we are dealing with consumers of whom we have limited data and credit history. With the purpose to build their credit behavior with us, we start by granting low credit limits (i.e., R$100 or R$150) and we monitor their behavior through the next months. In that portfolio, we are not optimizing the concessions for profitability and, given our CAC approach, we seek to maximize the quantity of healthy credit customers. For those consumers we allow for a loss absorption from up to 100%.

Over time, we established a gamification approach in order to approve the increase of their credit limits considering three main rules that must be simultaneously observed: (i) at least 20% of their initial credit card limit approved has been spent; (ii) there are no credit restrictions with other financial institutions (Credit Bureaus); and (iii) they have fully paid their credit card bills with a maximum delay of five days.

If a customer is successful during this gamification stage, they become eligible for an upgrade. This means we gain greater confidence in their ability to remain current on their obligations with us, and we expand their credit offering by increasing their limits. This process continues until the customer reaches the most profitable segment, characterized by a loss absorption of up to 50% and access to market-standard credit limits: a category we call “Standard”, with higher tickets and average terms.

Finally, our credit recovery process seeks to minimize credit losses from delinquent clients while providing alternatives to those clients who are having difficulty meeting their payment plans. Our credit recovery is structured along three pillars: Analytics; Solutions; and Technology. Through those pillars, we seek to offer each customer the right offering in the right channel at the right time to maximize collection opportunities. Our range of collections products includes early delinquency recovery products (e.g., aditamento, parcelamento do saldo total), substitution of unsecured products with secured products as well as products offered following renegotiation, which are gaining importance as our portfolio matures.

The chart below summarizes and risk management approach:

Consumer Loans

Total own and third-party loan origination includes personal loans, buy-now-pay-later, FGTS loans, public payroll loans, private payroll loans, and auto-secured loans (originated by third-party partners connected in our platform).

Prior to October 2023, we only distributed third-party loans in our financial marketplace and did not carry any credit underwriting risk on our balance sheet, as these loans were financed by other partners (i.e., we acted as an agent for other financial services providers). In October 2023, we began originating personal loans, public payroll loans, and FGTS loans on-balance sheet. In March 2025, we added private payroll loans to our portfolio, following the product’s market-wide launch in Brazil.

During the year ended December 31, 2025, total own and third-party loans originated in our app reached R$11,393 million, representing an increase of 67% compared to the previous year, when our total loan origination was R$6,836 million.

For the full year of 2025, secured products, including private payroll loans, public payroll loans, FGTS, and auto-secured loans (originated by third-party partners connected in our platform) represented 77% of the total loans originated, 16 percentage points of growth when compared to the previous year. The higher penetration from secured credit products in the origination mix was mainly due to the acceleration of the private payroll loans during the second half of the year.

During the year ended December 31, 2024, our loan origination totaled R$6.8 billion, an increase of 187% when compared to 2023. Secured products represented 61% of the total volume originated in the year, while the remaining 39% was attributed to unsecured credit lines. The higher participation of unsecured credit lines in the loan mix when compared to the previous year was aligned with our credit underwriting criteria and return on allocated asset goals for the year.

In the three months ended December 31, 2025, our own and third-party loan originations totaled R$4.4 billion, representing a 116% increase compared to the same period in 2024. Secured products represented 88% of total loan originations in the fourth quarter of 2025, compared to 55% in the same period of 2024, reflecting a significant shift in the origination mix toward secured credit lines.

In the three months ended December 31, 2024, our loan originations totaled R$2.0 billion, representing a 140% increase compared to the same period in 2023.Secured products accounted for 55% of total loan originations in the fourth quarter of 2024, compared to 71% in the same period of 2023, primarily reflecting a higher contribution from unsecured credit lines during the period.

The chart below sets forth the evolution of our own and third-party loan originations for the periods indicated:

Own and Third-Party Loan Originations (1)
(R$ million)

(1)	For the years ended December 31, 2025, 2024 and 2023, secured loans include FGTS loans, payroll loans, and auto-secured loans, and unsecured loans include personal loans and buy-now-pay-later.

In addition, we present the evolution of our quarterly loan origination since the three months ended June 30, 2024, which was marked by several improvements in our credit underwriting models with the introduction of new variables on top of the robustness of our digital wallet.

As reflected in the base-100 curve of the “Over 30 MOB3” delinquency indicator (loans over 30 days past due in the third month of each consumer cohort), we have been able to consistently improve the quality of our loan origination while maintaining originations above R$2.0 billion every single quarter during 2025. The evolution of the average monthly spread follows the same trend, demonstrating that we are pricing credit risk properly while observing healthy levels of loss absorption for consumer cohorts on average.

(1)	Monthly Spread: interest rate net of funding costs. (2) Over 30 Mob 3: Cohort balances with more than 30 days overdue at 3 months on book.

Credit Cards

The TPV of our PicPay Cards totaled R$58 billion for the year ended December 31, 2025, an increase of 50% compared to the year ended December 31, 2024. For the year ended December 31, 2024, the TPV of our PicPay Cards totaled R$39.2 billion, an increase of 45% compared to the year ended December 31, 2023. In the three months ended December 31, 2025, the TPV of our PicPay Cards totaled R$17.6 billion, representing a 42% increase compared to the same period in 2024. In the three months ended December 31, 2024, the TPV of our PicPay Cards totaled R$12.4 billion, representing a 47% increase compared to the same period in 2023.

PicPay Card TPV
(R$ million)

In addition, we present below the evolution of the PicPay Credit Card TPV, indexed to 100, compared with our main competitors, using the latest data available from CardMonitor through December 2025. As shown, we have sustained an exceptionally strong growth trajectory since the fourth quarter of 2023, expanding at nearly twice the rate of the next-best performer, Inter & Co.

This performance reflects both the increased distribution of cards to our consumers and the higher engagement of our base, which is increasingly using the PicPay Card as an extension of their daily credit and transactional needs.

Quarterly Cards TPV Evolution
(100 basis)

Regarding the performance of the total unsecured credit card portfolio in terms of delinquency and monthly average spreads, we present below its evolution, using a 100 basis point base, since the second quarter of 2024. The total portfolio shows accelerated growth, driven by the increasing participation of progressive limits, which increased from approximately 7% in the second quarter of 2024 to around 25% in the fourth quarter of 2025. Despite the higher-risk profile of this portfolio, spread expansion remains consistent with first roll rate dynamics, indicating disciplined credit pricing and effective risk management.

Our standard portfolio exhibits steady growth with stable credit quality. Spread levels remain broadly above first roll rates throughout the period, reflecting a more mature customer base and balanced risk-return dynamics. Overall, we achieved portfolio expansion with controlled delinquency and improving spread-to-risk metrics.

(1)	Consider the sum of credit cards within Standard, Progressive Limits, and Upgrade categories. Standard is the standard credit card offered to the customer with a limit and conditions aligned with their income, risk profile, and credit history. Progressive Limits is the entry-level cards aimed at new customers with limited credit history or higher perceived risk. Upgraded reflects customers who have evolved in their relationship with PicPay by building good credit behavior throughout the gamification process and then moved to the “Standard” category. (2) Spread: Interest rate net of funding cost. (3) First Roll Rate: outstanding rolling from current to +1 days past due monthly.

Interest Earning Portfolio (Credit Card Portfolio)

The table below sets forth the evolution of our interest-earning portfolio considering our credit card receivables. As of December 31, 2025, interest-earning installments, revolving, and non-interest-earning balances represented, respectively, 33%, 5%, and 62% of our credit card portfolio from our Consumer loans. The higher representativeness of earning installment balances compared to the market (based on data provided by the Brazilian Central Bank) results from transactions using a credit card as a source of funding, such as Pix Credit, as well as P2P and bill payments.

Interest-Earning Portfolio
(% of total credit card portfolio)

Note: These balances are as of September 30 and December 31, 2024, March 31, June 30, September 30 and December 31, 2025. Market data was based on information provided by the Brazilian Central Bank.

Total Credit Portfolio

As of October 2023, we started to originate loan products through our own balance sheet. Since then, including the effects of the transfer of the Banco Original credit card portfolio, we observed a substantial increase in our credit portfolio (gross consumer loans (before credit loss allowance)), which as of December 31, 2025 totaled R$24.1 billion, an increase of 128% compared to R$10.6 billion as of December 31, 2024 (which is 18 times higher than the total outstanding balance observed as of December 31, 2023).

In addition, as of December 31, 2025, 51% of our total credit portfolio is related to secured credit products and the remaining 49% is related to unsecured credit products. Secured credit products include secured cards, FGTS loan, private and public payroll loans, and prepayment of receivables. Unsecured credit products include personal loans, credit cards, and BNPL. Total credit portfolio refers to the consumer loans balance from our consolidated financial statements, which includes the balances of both the credit card and loan portfolios.

The chart below presents the quarterly evolution of our credit portfolio:

Total Credit Portfolio
(R$ million)

The chart below highlights the evolution of provisions throughout 2025, reflecting a prudent and consistent approach to credit risk management, even amid an accelerated portfolio growth.

The reclassification of credits from stage 2 to 3 resulted in reductions in the coverage of stages 2 and 3, which is to be expected as the credits that migrated from stage 2 to 3 had relatively higher coverage than the average of stage 2 and relatively lower coverage than the average of stage 3. Overall, stage 2+3 coverage reached 62%, which is higher than previous quarters.

Total Credit Portfolio and Coverage by Stage
(R$ million, %)

We present below the evolution of the quarterly cost of risk rate, which is calculated as total credit loss allowance expenses in the quarter divided by the average of the total credit portfolio. The average of our total credit portfolio is the sum of our credit portfolio on the quarter-end date of the immediately prior quarter and our credit portfolio on the quarter-end date of the current quarter.

As shown below, our cost of risk reached 3.7% in the three months ended December 31, 2025, practically stable when compared to the previous quarter. Comparing the last twelve months, our quarterly cost of risk decreased 1.4 percentage points, driven by the accelerated growth of our credit portfolio and the increased share of secured credit lines in the outstanding balance (from 43% of the total credit portfolio in 2024 to 51% in 2025). Since we began to operate with credit during the three months ended December 31, 2023, we were still in the early stages of our credit activities with a portfolio consisting only of FGTS loans and personal loans during that period.

Quarterly Cost of Risk
(%)

Below, we present the coverage of our total credit portfolio, which is defined as our total credit loss allowance balance divided by our total credit portfolio for the end of each period. As of December 31, 2025, our coverage reached 13.1% compared to 8.2% as of December 31, 2024. The increase over the last twelve months can be mainly explained by the growth and aging of our credit portfolio, as some credits migrated into stages 2 and 3, which require higher provisions. Given the same reasons explained in the previous paragraph, we are not considering the coverage ratio from the three months ended December 31, 2023 in the quarterly evolution disclosed below.

Provision over the total credit portfolio
(%)

Below is the evolution of the NPL over 90 days past due of our credit portfolio. As of December 31, 2025, our NPL reached 7.2% of the total credit portfolio.

NPL over 90 days past due
(%)

Our NPL over 90 days past due is calculated as the balance overdue by more than 90 days divided by our total loan portfolio. When our portfolio grows quickly, this indicator might seem to “improve,” even if the total amount of late loans rises. This is simply a mathematical dilution effect, not an operational improvement.

In our case, with the current cycle of accelerated origination, this effect becomes even more pronounced: the NPL remains artificially below its natural maturity level for a longer period and increases only gradually as our portfolio ages (without indicating any actual decline in credit quality).

Simple example:

●	Quarter 1: NPL over 90 days past due reaches R$100 and the total credit portfolio reaches R$1,000. Therefore, the NPL over 90 days past due as a percentage of the credit portfolio reaches 10%.

●	Quarter 2: NPL over 90 days past due rises to R$150 and the credit portfolio doubles to R$2,000, the NPL drops to 7.5%.

In this example, the overdue amount increased, but the indicator decreased, which indicates dilution.

In addition, comparisons with other players require caution, since there are practices that may distort the NPL and affect comparability, such as the following:

●	More aggressive write-offs: institutions that write off loans earlier reduce the NPL “on paper,” even though the loss has effectively occurred.

●	Renegotiations: renegotiated loans may temporarily exit the NPL over 90 days past due balance, even when they remain high-risk.

Each institution applies its own “cure” criteria, creating meaningful asymmetries.

This is why we also look at the “Stage 3 Formation Rate”, which shows the new contracts entering default during the quarter, capturing early signs of deterioration before they show up in the NPL over 90 days past due. We believe it is a cleaner and more forward-looking indicator to anticipate changes in portfolio quality.

Additionally, in December 2025, we conducted our annual review of expected credit loss (“ECL”) parameters, reflecting the increasing maturity of our credit portfolios and continuous improvements in our risk management framework and credit models. As part of this review, we implemented several methodological enhancements, including the following (i) the introduction of renegotiation delinquency tracking, (ii) further specialization of credit models for newly launched products, (iii) the adoption of more advanced machine learning techniques, and (iv) the migration from benchmark-based loss given default (“LGD”) assumptions to internally developed LGD models.

Furthermore, we adopted a stricter policy to accelerate the migration of renegotiated non-performing exposures from stage 2 to stage 3, aiming to better reflect underlying credit risk and enhance the timeliness of default recognition. As a result of these changes, during the quarter, approximately R$590 million of exposures previously classified as stage 2 were reclassified to stage 3, leading to an incremental ECL charge of R$88 million in the three months ended December 31, 2025.

These adjustments resulted in a one-off increase of approximately 2.8 percentage points in the stage 3 formation rate in the quarter. Since it was a one-time movement, we believe that this curve will present normalized levels going forward. Excluding this effect, formation of stage 3 balances in the last quarter of 2025 would have reached 4.3%.

Stage 3 Formation Rate(1)
(%)

(1)	The stage 3 formation rate is calculated considering the stage 3 balance in the end of each period minus the stage 3 balance in the immediately previous period plus write-off migration and reversal due to liquidation.

Our margin from credit products totaled R$4.9 billion in the year ended December 31, 2025, an increase of 110%, compared to R$2.3 billion in the year ended December 31, 2024. We calculate margin from credit products as the sum of total revenue from services and financial income from our credit operations (cards and loans) minus cost of funding from these products. Our margin from credit products after losses was R$2.3 billion in the year ended December 31, 2025, an increase of 63% compared to R$1.4 billion in the year ended December 31, 2024. We calculate margin from credit products after losses as margin from credit products minus credit loss allowance expenses. Loss absorption, which is calculated as credit loss allowance expenses divided by the margin from credit products, totaled 52% in the year ended December 31, 2025.

Margin from Credit Products (R$ million)	Margin from Credit Products After Losses (R$ million)

(1)	Loss Absorption ratio, which is calculated as the credit loss allowance expenses divided by the total revenues earned from credit products (including non-interest revenues such as loan insurance commissions and interchange fees from credit card transactions).

Insurance

We distribute a wide range of insurance products through strategic partnerships with trusted third-party insurers. On September 19, 2025, we entered into an equity purchase agreement for the acquisition of Kovr, which is a full-service digital insurance company that offers services for multiple partners. Currently, we distribute digital wallet insurance, mobile insurance, property insurance, home assistance, auto repairs assistance and car insurance deductible coverage from Kovr, and we receive a commission on insurances sold in our app. Once this transaction (which is conditioned on the approval of CADE and SUSEP) is complete, PicPay will consolidate full financial results related to Kovr’s products, as well as other types of products such as private pensions.

Additionally, we also distribute insurance for Pix transactions (including those funded from other bank accounts), life insurance, health assistance, personal loan and BNPL insurance, public payroll loan insurance, private payroll loan insurance, public payroll loan (available margin insurance), income loss insurance (FGTS) and credit card invoice insurance from other partners in our app.

As a result of our advantageous position as one of the largest digital financial product distributors in Brazil, we reached 9.0 million active policies as of December 31, 2025.

The chart below presents the evolution of our insurance policies:

Active Insurance Policies
(in millions)

Source:	Company’s figures and data provided by digital banks in their respective quarterly earnings reports.

Financial Services Monetization Model

We monetize our financial marketplace through:

●	interchange and late fees and interest paid on our cards;

●	distribution and success fees from credit origination through third-party partners;

●	interest income from proprietary credit origination; and

●	fees from the distribution of other financial products, such as insurance and CDBs from third-party financial institutions through our PicPay Invest platform.

Business Ecosystem Operating Highlights

Acquiring & Banking

To strengthen our two-sided platform, we introduced key projects in 2023 targeted at our business customers. This initiative began with the complete migration of our own merchant acquiring platform, enabling us to operate as a full merchant acquirer to capture, process and settle all card transactions effected in-app. This migration eliminated our reliance on other acquirers and has enabled us to mitigate certain upfront costs, such as the merchant discount rates charged by acquirers, generating cost efficiencies and gross margin gains.

As of December 31, 2025, approximately 400,000 quarterly active businesses accepted PicPay’s payment network. Our total TPV related to our business ecosystem, or “SMB TPV,” considers the acceptance volume from our merchant acquiring platform (QR Code, Pix transactions received, e-wallet transactions, processing of instant payments and bill payments made through our platform using third-party credit cards as a source of fund, payment links, and PoS terminals), our banking solutions for entrepreneurs with a registered PicPay account (including Pix transactions, bill payments, and prepaid and credit card transactions), and card transactions made through our corporate benefit solutions (including meals, food, transportation, and other flexible benefits to employees). SMB TPV is an essential measure of the value of payments successfully processed through our merchant acquiring platform as well as the volume captured through other PicPay payment solutions for businesses, such as QR Code, e-wallet and Pix. SMB TPV was R$39.6 billion during the year ended December 31, 2025, an increase of 46% compared to the year ended December 31, 2024. For the year ended December 31, 2024, SMB TPV was R$27.1 billion, an increase of 15% compared to the year ended December 31, 2023. In the three months ended December 31, 2025, our SMB TPV totaled R$10.8 billion, representing a 33% increase compared to the same period in 2024.

In the three months ended December 31, 2024, our SMB TPV totaled R$8.1 billion, representing a 30% increase compared to the same period in 2023.

SMB TPV
(R$ million)

We believe we can continue to grow our SMB TPV given our multi-pronged go-to-market strategy which includes improving the consumer experience using our e-wallet and expanding our partnerships with online sellers and platforms and increasing our market share through the acquisition of online and offline services to offer a broader range of products (including existing products such as QR Code and Pix). Another key strategy is to leverage our two-sided ecosystem by connecting our 42.3 million active consumers to both online and offline sellers, taking advantage of our knowledge of their transactional behavior and geolocation as well as AI to target and offer optimized promotions and campaigns.

We monetize our small and medium-sized businesses ecosystem by charging a merchant discount rate (MDR) to SMBs who accept our payments solutions, and we also generate revenue from terminal rental fees and other service charges related to payments acceptance. Additionally, we monetize through interest rates charged over prepayment of receivables and from other credit products such as unsecured and secured loans, credit cards. Finally, we also generate floating revenues from our SMB accounts.

Audiences and Ecosystem Integration

We remain focused on our advantages as a unique dual-sided ecosystem anchored on two pillars: (i) monetization of our audiences by leveraging both our consumers’ and merchants’ customer bases with products and solutions, such as our PicPay Ads, allowing brands and companies to benefit from our huge audience in app and promote their products and services, as well as offering a miscellaneous of non-financial products, such as mobile top-ups, digital goods, in-app game and gift cards, and (ii) ecosystem engagement through a platform that allows online merchants to sell their products and services to more than 42.7 million quarterly active consumers through PicPay Shop. With this integration, we enable multiple benefits for affiliated merchants, such as customer acquisition, engagement of customers through merchant-funded discounts and cashback, and the opportunity for PicPay to cross-sell its own credit and payment acceptance products, such as credit cards, buy-now-pay-later, insurance, as well as our online checkout.

We monetize PicPay Ads by charging an impression fee for sellers and PicPay Shop by charging take rates from online sellers to accept in-app purchases from our consumers.

Consolidated Financial Highlights

Our total revenue and financial income for the year ended December 31, 2025 totaled R$10,278 million, an increase of 85% compared to R$5,570 million for the year ended December 31, 2024. For the year ended December 31, 2024, our total revenue and financial income was R$5,570 million, an increase of 61% compared to R$3,459 million for the year ended December 31, 2023. Our total revenue and financial income grew at a CAGR of 72%, from R$3,459 million in 2023 to R$10,278 million in 2025.

Total revenue and financial income
(R$ million)

Additionally, we present below an evolution of our revenue mix on a quarterly basis considering: (i) interest revenues coming from our credit operations divided by revenues generating from our unsecured credit portfolio (“Unsecured Credit Products”) and our secured credit portfolio (“Secured Credit Products”); (ii) revenues from our operations linked to our transactional activities, also including the distribution of products and services in our platform, as well as financial income from third-party credit cards used by our consumers to conduct transactions in our ecosystem (“Fees, Commissions and Other Services”); and (iii) the difference between the sum of “Unsecured Credit Products”, “Secured Credit Products”, and “Fees, Commissions and Other Services” to our total net revenue and financial income (“Float”).

Revenues coming from our credit operations represented 52% (“Unsecured Credit Products” and “Secured Credit Products” revenues) from our total net revenue and financial income in the year ended December 31, 2025. Although credit already represents more than half of our revenue mix, our exposure to unsecured credit lines represents 33% of our total net revenue and financial income, while the remaining 19% comes from products and services that are free of default risk.

Quarterly Revenue Mix
(% from the total revenue and financial income)

Notes:

(1)	“Unsecured Credit Products” includes interest revenues from the unsecured credit portfolio (personal loans and credit cards).
(2)	“Secured Credit Products” includes interest revenues from the secured credit portfolio (FGTS loans and payroll loans).
(3)	“Fees, Commissions, and Other Services” includes total net revenue from transaction activities and other services, as well as financial income originating from the prepayment of third-party credit card transactions conducted by our consumers in the ecosystem.
(4)	“Float” is calculated as the difference between total revenue and the sum of secured credit products, unsecured credit products and fees, commissions and other services.

Adjusted Gross Profit totaled R$3.6 billion for the year ended December 31, 2025, an increase of 29% compared to R$2,751 million for the year ended December 31, 2024. For the year ended December 31, 2024, our Adjusted Gross Profit totaled R$2,751 million, an increase of 53% compared to R$1,793 million for the year ended December 31, 2023. Such an increase was mainly due to the expansion of our total revenues and financial income, offsetting the increase in financial expenses and costs related to transactions activities in the period. Adjusted Gross Profit is not a measure under IFRS Accounting Standards and should not be considered as a substitute for profit (loss) for the year or any other measure of operating performance determined in accordance with IFRS Accounting Standards. For a reconciliation of Adjusted Gross Profit to profit (loss) for the year before income taxes, see “—Other Financial Data.”

Adjusted Gross Profit
(R$ million)

For the year ended December 31, 2025, our profit before income taxes was R$317 million, compared to R$346 million for the year ended December 31, 2024, representing a decrease of 8%.For the year ended December 31, 2024, our profit before income taxes was R$346 million compared to R$2 million for the year ended December 31, 2023. Our Adjusted Profit Before Income Taxes, which was adjusted to exclude certain non-recurring and/or non-cash items of income and expense, such as the initial recognition of share-based long-term incentive plan expenses; and expenses related to one-time provision for contingencies. Considering the adjustments referred, our Adjusted Profit Before Income Taxes totaled R$592 million for the year ended December 31, 2025, an increase of 71% compared to R$346 million for the year ended December 31, 2024. For our Adjusted Profit Before Income Taxes reconciliation, see “—Other Financial Data.”

Profit before income taxes (R$ million)	Adjusted Profit Before Income Taxes (R$ million)

Our profit for the year was R$1,142 million for the year ended December 31, 2025, representing an increase of 353% compared to R$252 million for the year ended December 31, 2024. For the year ended December 31, 2024, profit for the year was R$252 million, an increase of 574% compared to R$37 million for the year ended December 31, 2023. Such increases were driven by the recognition of deferred tax assets in the amount of R$889.9 million in the year ended December 31, 2025, based on expectations that PicPay Payment Institution would generate sufficient taxable profit in the future against which the asset can be realized. We do not expect the recognition of a material deferred tax assets to recur in the future. Our Adjusted Profit, which was adjusted to exclude certain non-recurring and/or non-cash items of income and expense. These expenses included: (i) initial recognition of share-based long-term incentive plan expenses; (ii) expenses related to one-time provision for contingencies; and (iii) initial recognition of deferred tax assets, was R$502 million for the year ended December 31, 2025, an increase of 99% compared to R$252 million for the year ended December 31, 2024.

Profit for the period (R$ million)	Adjusted Profit (R$ million)

Net Interest Income (NII) and Net Interest Margin After Losses (NIMAL)

Net Interest Income (NII) reached R$4.9 billion for the year ended December 31, 2025, an increase of 87% compared to R$2.6 billion for the year ended December 31, 2024. Moreover, our Net Interest Margin After Losses (NIMAL) reached R$2.4 billion during the year ended December 31, 2025, an increase of 37% compared to the year ended December 31, 2024.

For the year ended December 31, 2024, our NII totaled R$2.6 billion, which is 120% higher compared to 2023. The NIMAL reached R$1.7 billion in the twelve months ended December 31, 2024, an increase of 47% compared to 2023.

Net Interest Income (NII) and Net Interest Margin After Losses (NIMAL) are not measures under IFRS Accounting Standards and should not be considered as substitutes for financial income or any other measure of operating performance determined in accordance with IFRS Accounting Standards. For a reconciliation of Net Interest Income (NII) and Net Interest Margin After Losses (NIMAL) to profit before income taxes, see “—Other Financial Data.”

Net Interest Income (NII)(1) (R$ million)	Net Interest Margin After Losses (NIMAL)(2) (R$ million)

(1)	We calculate Net Interest Income (NII) as the financial income less interest and other financial expenses.
(2)	We calculate Net Interest Margin After Losses (NIMAL) as Net Interest Income (NII) less credit loss allowance expenses.

Principal Factors Affecting our Financial Condition and Results of Operations

We believe our operating and business performance is driven by various internal and external factors.

The most significant internal factors include:

●	our ability to attract and retain active consumers and businesses;

●	the adoption of our services, the volume of our ecosystem and the network effect;

●	our prices and mix of revenues; and

●	our costs and expenses.

The most significant external factors include:

●	the Brazilian macroeconomic environment; and

●	the Brazilian regulatory environment.

Our ability to attract and retain quarterly active consumers and businesses

Consumers are attracted to our platform by the convenience of financial and non-financial products and services that we offer in our ecosystem. Our consumers are the foundation of our business, and we are focused on growing their numbers and retaining them. Our revenues are driven by the number of consumers who are engaged with our platform, the number of products and services each consumer adopts and the aggregate volume and amount of transactions per consumer across our range of financial and non-financial products and services.

We believe our capacity to connect the demand of over 42.7 million quarterly active consumers to a diverse range of products and services offered by hundreds of thousands of merchants across various market segments helps to attract and retain retail customers over time. In addition, we offer a wide range of acceptance solutions. From transactions via QR Code and Pix to payment link, e-commerce captured through our online payment checkout (e-wallet) directly integrated with the consumers’ PicPay wallet and point-of-sale terminals owned by third-party merchant acquirer partners, PicPay caters to the needs of diverse businesses.

To further support businesses, our solutions also include banking services and own and third-party loan products, such as prepayment of receivables and working capital loans. These offerings aim to streamline and expand retailers’ businesses, making us an essential partner, especially for micro, small, and medium-sized businesses. With a comprehensive and innovative approach, PicPay positions itself as a key partner for the business ecosystem.

We expect continued growth in quarterly active consumers and businesses driven by the high-quality experiences we provide when they use our products and services, the result of which we believe is high affinity with our brand.

The adoption of our services, the volume of our ecosystem and network effect

We believe that our platform benefits from strong network effects: as more consumers join our app, it becomes more attractive for businesses, and as more businesses join it, the perception of value proposition for consumers increases. This mutually reinforcing dynamic fuels accelerated growth of our consumer and business customer base at low cost and resulting in higher engagement and retention. We believe that the two-sided nature of our ecosystem reinforces the growth of each side of the ecosystem, building a self-sustaining cycle of value for both consumers and businesses, which are drawn to our platform’s convenience. We believe that as more consumers join our platform, more businesses and third-party financial institutions will be incentivized to come onboard, which will attract even more consumers. Furthermore, we believe that our social network drives user engagement by allowing consumers to connect, interact and transact with friends, families and businesses. We believe that this cycle reinforces the flywheel effect: as more consumers join the social network, the network becomes increasingly valuable to participants who are motivated to bring their contacts into the ecosystem.

Our prices and mix of revenues

We believe that we have a diverse product portfolio that we monetize through a variety of fees, commissions, and financial income.

●	Consumer Banking Segment: fees and commissions paid by partners that compensate us for the distribution of their products and services through our app, such as loan origination, investments and insurance sales. We also generate interchange revenues from our credit cards. Financial income includes interest from our credit card loans, and floating. For the years ended December 31, 2025, 2024 and 2023, our Consumer Banking segment accounted for 85.8%, 93.5% and 88.9% of our total revenue and financial income, respectively.

●	Small and Medium-Sized Businesses Segment: MDR fees paid by businesses that use PicPay as a payment acceptance method and interchange fees for transactions with our corporate benefits card. Additionally, we generate financial income from floating; and

●	Audiences and Ecosystem Integration Segment: commissions paid by partners to compensate us for generating incremental sales for them at PicPay Shop and impression fees for our Ads solution.

●	Institutional Segment: revenues, costs and expenses from financial investments and funding activities at the corporate level.

Our fees and commissions are tailored for each type of transaction, taking into consideration the product, the source of funds (i.e. balance held by consumers in their digital wallet or credit card payments), the number and amount of installment payments and other variables.

As part of our business positioning, transactions generate revenue that vary according to the fee percentage applied to the transaction value. Accordingly, our results are affected by our pricing policies, our mix of revenues and transaction volume.

Our Expenses

Through our ecosystem, we are focused on generating high transaction volume with healthy unitary margins. As such, our ability to control our costs and expenses directly affects our results. Our primary expenses are:

●	transaction expenses: we incur these non-discretionary expenses in order to provide our products and services. The primary components of our transaction expenses are processing fees, risk prevention services, PicPay Card costs, chargeback, operating losses, and others. We constantly review these expenses in order to identify and capture opportunities to create additional efficiencies;

●	interest and other financial expenses: these expenses include advance costs (costs we record when we request the advanced payment of receivables from acquirers discounted to present value); consumer balance remuneration (remuneration we pay to consumers on balances held in their digital wallets or digital piggy banks); CDBs; lease interest (interest we pay on installments under our property rental agreements); taxes on financial transactions; default interest (interest paid on late payments to our suppliers); and bank fees (including transfer fees we pay in connection with payments to our suppliers);

●	credit loss allowance expenses: include losses associated with our credits receivable from our customers. We expect our credit losses to fluctuate depending on many factors, including transaction volume and credit limits, macroeconomic conditions, the impact of regulatory changes, and the credit quality of loans receivable. Additionally, credit losses also include reversals of provisions and recoveries, where the customer pays us after the write-off of the receivable;

●	technology expenses: we incur technology expenses in connection with the availability of our application. These expenses include software expenses and IT services;

●	marketing expenses: We incur marketing expenses in connection with the acquisition, activation, engagement and retention of our consumers and businesses, as well as our efforts to increase both brand awareness and consumer experience for our products and services. Our marketing expenses include advertising, cashback, digital marketing, customer acquisition expenses, and commission expenses;

●	personnel expenses: we incur personnel expenses in connection with our business support operations. These expenses include employees’ salaries, benefits, social security charges, and others; and

●	administrative expenses: we incur administrative expenses in connection with our business support operations. These expenses generally include administrative expenses, such as third-party services and financial system services, rent, condominium fee and property services, taxes, provisions for contingencies, cost sharing, and others.

The Brazilian Macroeconomic Environment

We currently operate exclusively in Brazil, which makes our revenue and profitability directly influenced by internal political and economic factors. These factors have an impact on the availability of credit, household disposable income, employment rates, and average wages. Additionally, our results are affected by interest rates and the expansion or contraction of consumer credit, all of which influence the volume and total value of payment transactions. For example, lower interest rates tend to reduce our funding costs, while the decrease in unemployment, combined with economic growth, drives an increase in payment volume. Both our operations and the industry are particularly sensitive to changes in economic conditions.

Brazil is the largest economy in Latin America, as measured by gross domestic product, or “GDP.” The following table sets forth certain data relating to GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate as of the dates and for the years indicated.

Below we present some macroeconomic indicators for the years ended December 31, 2025, 2024 and 2023.

	For the year ended December 31,
	2025	2024	2023

Real growth (contraction) in GDP	2.3%	3.4%	2.9%
Inflation (IGP-M)(1)	(1.05)%	6.5%	(3.2)%
Inflation (IPCA)(2)	4.26%	4.8%	4.6%
Long-term rate – TLP (average)(3)	8.66%	6.9%	5.7%
Interest rate (SELIC)(4)	14.9%	12.2%	13.3%
Period-end exchange rate – reais per US$1.00	R$5.50	R$6.19	R$4.84
Average exchange rate – reais per US$1.00 (5)	R$5.57	R$5.39	R$5.00
Appreciation (depreciation) of the real versus US$ in the year(6)	11.15%	(21.8)%	7.2%

Source: FGV, IBGE, Brazilian Central Bank and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by IBGE.
(3)	TLP is the Brazilian long-term rate (average of monthly rates for the year) calculated by BNDES.
(4)	SELIC (Brazilian Special Clearance and Custody System) is the official interest rate used by the Brazilian Central Bank to conduct monetary policy in Brazil.
(5)	Average exchange rate on each business day of the period.
(6)	Takes into consideration the U.S. dollar selling exchange rate at closing as reported by the Brazilian Central Bank at the end of the period’s last day and the day immediately prior to the period’s first day.

The Brazilian government has recently adopted expansionary economic policies aimed at stimulating credit and income, requiring the Brazilian Central Bank to maintain a contractionary monetary policy for a fairly prolonged period, given the risks arising from heated demand, even though current inflation data confirm a path of gradual deceleration in core measures. The Brazilian Central Bank continues to follow its guidance of maintaining the stability of the SELIC rate, reaching the rate of 15.00% per annum in July 2025, which has been maintained as recently as December 2025.

With regard to fiscal policy, the Brazilian government has continued to expand access to the Bolsa Família program (a federal direct and indirect cash transfer program that integrates social assistance, health, education, and employment benefits to families living in poverty). In 2024, social spending by the Brazilian federal government increased by 7.8% compared with 2023. In 2025, social spending by the Brazilian federal government is expected to increase by an additional 1.9% compared with 2024, further expanding its share in total government expenditures. In addition, the government approved a tax exemption for salaries up to R$5,000, a measure that is expected to boost consumption in the coming years.

In the current macroeconomic context, Brazil is maintaining a low level of unemployment, while experiencing a gradual decline in inflation.  In addition, Brazil is enjoying stable credit delinquency rates and higher average disposable income. These factors have together driven both credit demand and credit supply, even though interest rates remain high.

Inflation

Inflation has a direct impact on certain contracts entered into with our suppliers. Our primary exposure to inflation arises from payments due under property rental agreements, as well as contracts related to our data analysis platform, data software, and consulting services, which may be indexed to inflation. Inflation rates in Brazil are subject to volatility and are influenced by macroeconomic factors beyond our control. However, historically, inflation adjustments have not had a material impact on the cost of our contracts.

Despite the negative impact on costs and expenses, inflation may positively affect our revenue, as increases in consumer prices tend to raise the aggregate value of payments processed through our platform. In addition, the Brazilian economy has been consolidating a process of gradual deceleration in inflation indices, as a result of the conduct of a contractionary monetary policy over recent years. This movement is expected to extend over the coming periods, with inflation gradually converging toward the 3.0% target set by the CMN.

Interest Rates

Interest rates affect our business through our interest margins, our fee income and our credit losses.

The Copom acknowledged the scenario of a gradual slowdown in economic activity but highlighted that wage-related pressures persist. In this context, the Copom indicated that it will maintain a restrictive monetary policy for an extended period, until risks to the convergence of inflation toward the target are fully mitigated. The Brazilian Central Bank has acted in a cautious manner, reaffirming its commitment to financial stability and to the proper functioning of the national financial system, with a focus on anchoring expectations.

Gross Domestic Product (GDP)

The Brazilian banking sector plays a fundamental role in the country’s economy, especially in the current macroeconomic context. With the resumption of growth, financial institutions have been reporting positive results, highlighting their relevance and adaptability.

The strength of economic activity is evident across various sectors. Agribusiness remains the main driver of growth; however, in recent years—particularly in the post-pandemic period—the services and industrial sectors have been operating above their productive capacities, driven by increased demand.

This environment of economic expansion, combined with a strong labor market and expansionary fiscal policies, has strengthened consumption and stimulated demand for credit, directly benefiting the banking sector.

Accordingly, even amid the restrictive conduct of monetary policy by the Brazilian Central Bank, the outlook for the coming years points to economic growth close to Brazil’s potential GDP, keeping the output gap in positive territory.

Fiscal

Brazil’s fiscal situation in February 2025 reflects significant challenges, marked by persistent deficits and rising debt. In 2024, the consolidated public sector recorded a primary deficit of R$47.6 billion, equivalent to 0.40% of GDP, an improvement compared to the R$249.1 billion deficit (2.28% of GDP) observed in 2023.

To address such challenges, the Brazilian government implemented a new fiscal framework in August 2023, replacing the previous spending cap. Such a new regime limits the growth of public expenditures to 70.00% of the real increase in revenues from the previous year, while also establishing minimum and maximum limits for fiscal spending growth, ranging between 0.60% and 2.50% per year. The goal is to achieve a primary surplus of 0.50% of GDP in 2025 and 1.00% in 2026.

The composition of Brazil’s public debt has become more sensitive to interest rate fluctuations due to its high dependence on floating-rate bonds. With the increase in the Selic rate as a measure to control inflation, debt servicing costs have risen, intensifying fiscal pressure in line with global fiscal trends. In response, the government announced a fiscal adjustment package aimed at saving R$70 billion in 2025 and 2026, including restrictions on salary increases and benefits.

In summary, Brazil faces a challenging fiscal scenario, characterized by recurring deficits, rising debt, and inflationary pressures. However, fiscal reforms are underway, driven not only by government and market interests but also by public demand. The effectiveness of such measures will depend on their strict implementation and the Brazilian government’s ability to balance fiscal discipline with the need to foster economic growth.

Moreover, with the upcoming election year, the current government’s tendency to meet its established targets is strengthening. This outlook has contributed to a short-term reduction in risk aversion, reflecting increased confidence among economic agents.

Brazilian Regulatory Environment

The regulatory environment for the financial services and payments industry in Brazil has undergone significant change in recent years due to a concerted effort by the Brazilian Central Bank and the Brazilian government to foster innovation and promote open and fair competition. In 2010, the Brazilian Central Bank and the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE) initiated a series of measures that eliminated exclusivity of certain vendors and opened the market to new entrants. Since then, a new regulatory framework has been developed, such as the means of payments regulation, Open Banking and Pix, the Brazilian Central Bank’s instant payment system. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

In particular, we believe that our results may be positively affected by the enactment of Open Banking regulations, which are expected to facilitate integration between financial market participants (including traditional banks and Fintechs) and facilitate the ability of consumers to obtain financial products.

Acquisitions and New Lines of Business and Other Developments

On January 23, 2023, J&F Participações transferred all of its shares in Liga Invest Distribuidora de Títulos e Valores Mobiliários Ltda., or “Liga Invest,” a brokerage firm and securities dealer, to PicPay Brazil for R$27.4 million. As a result of this transaction, Liga Invest became a wholly-owned subsidiary of PicPay Brazil. On January 24, 2023, PicPay Brazil made a capital contribution of R$25.0 million to Liga Invest in exchange for 25,000,000 common shares of Liga Invest. On May 3, 2023 Liga Invest changed its name to PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda.

On February 2, 2023, our subsidiary Guiabolso acquired all of the quotas in BX from BX Business LLC. The purchase price was R$9.5 million with earn-out consideration in an amount equal to 25% of BX’s future net profit for each of the years in the five-year period ending December 31, 2027 up to a maximum amount of R$70.0 million, subject to certain terms and conditions. BX is active in the Brazilian payroll loan market for public sector employees and business process outsourcing for back-office payroll loans. This acquisition helped us to broaden our financial ecosystem by expanding our financial products offering to our consumer base.

Also in February 2023, we entered into the corporate benefits business, which includes offering flexible vouchers (including employee meal and transportation vouchers, among others), payroll advances, balance sharing between PicPay’s consumers and payroll management. Through this new business, PicPay consolidates advantages for both employees and human resources departments on a single platform.

In July 2023, we began consolidating PicPay Invest (formerly Liga Invest), a digital investment platform that was previously controlled by J&F Participações. Through PicPay Invest, we have expanded investment options within our ecosystem to include CDBs, fixed income investments, equity investments and P2B (person to business) initiatives, and we intend to develop and offer additional products over time.

Moreover, PicPay assumed consumer checking accounts, deposits and investment positions previously managed, owned and operated by Banco Original. The decision to assume these operations was made to enable both us and Banco Original to focus on our respective core customer segments while at the same time benefiting from operating and financial synergies in order to increase efficiencies and accelerate the launch of new products and services. These operations were transferred to us after the third quarter of 2023. Additionally, in January 2024, the PicPay credit card portfolio was transferred to PicPay from Banco Original and we fully internalized our credit card operations at the start of 2024. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Corporate Transactions.”

In July 2022, we gave our consumers the ability to hold cryptocurrency assets on our platform. These assets are legally held by a third-party custodian. As of December 31, 2022, consumers held cryptocurrency assets on our platform with a fair value of R$12.7 million (US$2.3 million). In October 2023, we began to wind down our cryptocurrency activities and no longer allow our consumers to deposit new cryptocurrency assets in their wallets. In addition, we required our consumers with existing cryptocurrency balances to transfer their remaining cryptocurrency assets out of our wallet or liquidate their balances by December 11, 2023. However, under a more favorable regulatory environment, in July 2025 we resumed cryptocurrency offers on our platform. Such operations are entirely off-balance sheet and structured under a distribution and commission-based model. Accordingly, we do not hold custody of any cryptocurrencies.

During the second quarter of 2024, PicMarket (a digital B2B marketplace developed by Guiabolso Pagamentos in partnership with JBS S.A.) was transferred to JBS S.A., which is an entity under common control. As of March 20, 2024, the date of the transfer, the asset’s outstanding balance was R$79.5 million. As consideration for the transfer, JBS S.A. forgave the repayment of R$60.0 million advanced to Guiabolso between October 2022 and April 2024 to help finance the project. The loss related to such write-off was registered as “other expenses” in the amount of R$19.5 million in our audited consolidated financial statements in May 2024.

On September 19, 2025, we entered into an equity purchase agreement for the acquisition of shares representing 100% of the total share capital of Kovr Participações S.A. and its subsidiaries (including Kovr Seguradora S.A., Kovr Previdência S.A., and Kovr Capitalização S.A) (collectively “Kovr”) from its controlling shareholders Thiago Coelho Leão de Moura, Eduardo Viegas Silva, Rrennó Participações Ltda. and Renato Agrícola Rennó, and quotas representing 53% of the total share capital of Estrutural from its controlling quotaholders Katia Regina Nigri Zendron Viegas, Marina Peres Leão de Moura, and Sarah Grawer Rennó. We were also granted an option to purchase the remaining 47% of Estrutural’s total share capital. Kovr Participações S.A. is a full-service digital insurance company that offers services for multiple partners, with products such as affinity, surety, life, financial lines, among others. Estrutural is specialized in the operation of major company’s captive insurances. The completion of this transaction is conditioned on the approval of CADE and SUSEP.

Business Segments

As of December 31, 2025, our organizational structure has four reportable business segments, as follows:

(1)	Consumer Banking. Our Consumer Banking business segment includes revenues generated from transaction services provided when a consumer uses a credit card registered in our app to transfer money or make payments into their digital wallet for use in a variety of transactions, such as a P2P payment (instant payment between two PicPay accounts) or Pix (instant payments to any other wallet or bank account). In addition, our digital wallet also offers bill payment solutions, allowing consumers to pay their bills via bank issued payment slips using their registered credit card or account balances in the app. When the bill is paid through the account balance, we receive commission from the bill issuers. When the bill is paid using a credit card registered on file, we receive a transaction fee on a regular credit card transaction, as well as the commission from the bill issuer, which is recognized when the bill is paid.

Our Consumer Banking business segment also includes:

(a)	Loans: (i) own loan origination, through which we earn financial income from the interest that we charge on loans; (ii) access to obtain loans from third-party financial institutions. As a bank correspondent, we receive commissions for the distribution of loans in our app. In the event of a default on a loan distributed from a third-party partner, we are not required to return the commission, hence performance obligation is related to facilitating the connection between consumers and the third party partner;

(b)	Credit cards: we recognize the interchange fee from card transactions once the performance obligation (to approve the transaction and process the payment) is considered to be fulfilled, which is almost immediately following the consumer’s card usage. The interchange fee is calculated as a percentage of the transaction amount and is retained from the payments made by us to the acquirer to settle the transaction. Additionally, we recognize financial income from the interest that we charge on revolving and refinanced credit card balances;

(c)	Investments products: we receive brokerage fees for the distribution of investment products within our PicPay Invest platform; and

(d)	Insurance products: we receive commissions related to the distribution of insurance products from our partners in our financial marketplace.

(2)	Small and Medium-Sized Businesses. We charge a MDR (merchant discount rate) to registered merchants accepting PicPay as a payment network (P2M), through QR Code, Pix, e-wallet or online (e-commerce) checkout. Our performance obligation is to facilitate the transactions by capturing, processing and settling the transactions to merchants. We receive a variable fee based on the number of installments, merchant size and segmentation, which we deduct from the amounts paid to the merchant. Regarding corporate benefits, we receive interchange fees from transactions conducted by our consumers with their corporate benefits cards.

(3)	Audiences and Ecosystem Integration. Our Audiences business segment includes commissions received through PicPay Shop (marketplace of non-financial services in app where third-party sellers can sell their products and services to our consumers, including cell phone top-ups, transportation credit, credit on digital platforms, games, clothes, accessories, travel and raffle tickets). We capture a take rate of the gross merchandise volume (GMV) from the third-party sellers, which varies according to the agreement with each seller. We act as an agent in such contracts, offering goods or services of the third-party sellers. Our performance obligation is fulfilled when the consumer uses our app for these transactions and the take-rate is recognized as revenue on that date.

(4)	Institutional: Our Institutional business segment includes revenue, costs and expenses from financial investments and funding activities at the corporate level and has the role of managing funding and loans between segments, as well as our cash and liquidity.

Operating business segments are determined based on information reviewed by our board of directors, which is our chief operating decision maker (CODM). The CODM monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

Components of Our Results of Operations

Total Revenue and Financial Income

Our total revenue and financial income consists of the sum of our net revenues from transaction activities and other services and our financial income, as detailed below:

Net Revenue from Transaction Activities and Other Services

Our net revenue from transaction activities and other services consists of the sum of our revenue from payment transaction activities and other services and revenue from commissions. We generate revenue from various transaction-related activities that take place on our platform and that are charged to platform participants, such as our consumers or our business partners. Revenues are recognized net of consumer incentives considered component of revenues and sales taxes, including:

●	Taxes on Services (Imposto Sobre Serviço), or “ISS,” is a municipal tax that varies based on the service provided. Our ISS tax liability ranges from between 2% and 5% of our gross revenues;

●	Contribution to the Brazilian government’s Social Integration Program (Programa Integração Social), or “PIS”;

●	Contribution to the Brazilian government Social Security Program (Contribuição para o Financiamento da Seguridade Social), or “COFINS.”

Our principal revenue generating products and services are:

●	Consumer Banking: Revenues generated from transaction services provided when a consumer uses a credit card registered in the app to transfer money or make payments into their digital wallet for use in a variety of transactions such as a Person-to-Person (“P2P”) payment (instant payment between two PicPay accounts) or Pix (instant payments to any other wallet or bank account). In addition, our digital wallet also offers bill payment solutions, allowing consumers to pay their bills via bank issued payment slips using their registered credit card or account balances in the app. When the bill is paid through the account balance, PicPay receives commission from the bill issuers. When the bill is paid using a credit card registered on file, PicPay receives a transaction fee on a regular credit card transaction, as well as the commission from the bill issuer, which is recognized when the bill is paid.

PicPay’s app gives consumers access to obtain loans from third-party financial institutions. As a bank correspondent, PicPay receives commissions for the distribution of loans in its app. In the event of a default on the loan distributed from a third-party partner, PicPay is not required to return the commission hence performance obligation is related to facilitating the connection between consumers and the third party partner. Regarding credit cards, PicPay recognizes the interchange fee from card transactions once the performance obligation (to approve the transaction and process the payment) is considered fulfilled, which is almost immediately following the consumer’s card usage. The interchange is calculated as a percentage of the transaction amount and is retained from the payments made by PicPay to the acquirer to settle the transaction. Regarding investments, PicPay receives brokerage fees for the distribution of investment products within our PicPay Invest platform. For insurance products, PicPay receives commissions related to the distribution of insurance products from our partners in our financial marketplace.

●	Small and Medium-Sized Businesses: PicPay charges a MDR (merchant discount rate) to registered merchants accepting PicPay as a payment network (“P2M”), through QR Code, Pix, e-wallet or online (e-commerce) checkout. PicPay’s performance obligation is to facilitate the transactions by capturing, processing and settling the transactions to merchants. PicPay receives a variable fee based on the number of installments, merchant size and segmentation which it deducts from the amounts paid to the merchant. Regarding corporate benefits, PicPay receives interchange fees from transactions conducted by our consumers with their corporate benefits cards.

●	Audiences and Ecosystem Integration: mainly refers to other commissions related to:

o	PicPay Shop: marketplace of non-financial services in app where third-party sellers can sell their products and services to our consumers including cell phone top-ups, transportation credit, credit on digital platforms, games, clothes, accessories, travel and raffle tickets. PicPay captures a take rate of the gross merchandise volume (GMV) from the third-party sellers which varies according to the agreement with the seller. We act as an agent in such contracts, offering the goods or services of the third-party sellers. Our performance obligation is fulfilled when the consumer uses our app for these transactions and the take-rate is recognized as revenue on that date.

o	PicPay Ads: advertising platform designed to enable brands to reach our consumer base through contextualized placements within the app. PicPay receives impression fees paid by merchants affiliated in its network.

Financial Income

●	Consumer Banking: Revenues from installment payments corresponding to the remuneration we earn on credit card payments made in installments by consumers in the digital wallet. Also considers revenues from interest income generated through financial investments (corresponding primarily to the income we earn on funds invested in government bonds and other short-term investments).

●	In addition, it also considers revenues generated from interest income that we earn on consumer loans originated on balance and, own credit cards and revenues from other financial investments.

●	Small and Medium-Sized Businesses: Revenues generated from fees that we charge over receivables from credit card transactions accepted by registered merchants.

The table below summarizes, at a product level, the monetization of our products and services:

Product	What we charge	Who we charge
Bill Payment	Convenience fee over credit card transactions	Paying consumer
	Bank commission	Partner bank
P2P	Convenience fee over credit card transactions	Paying consumer
Pix	Convenience fee over credit card transactions	Paying consumer
International Remittance and Exchange	Commission fee	Partner
BNPL	Convenience fee and installment fee	Paying consumer
Corporate Benefits	Fee over TPV	Partner company
Cash Withdrawal	Fee per transaction	Consumer
PicPay Card	Interchange fee	Receiving merchant
	Interest rates for revolving credit	Consumer
Loans from third-parties	Commission on loan origination plus success fee on each monthly payment	Partner bank
Loans originated through own balance	Interest rates according to consumers’ risk level	Consumer
Insurance	Commission on sale plus on each monthly payment	Partner
Investments	Brokerage fee on each financial operation	Consumer
PicPay Shop	Commission fee	Partner
P2M	MDR over received value	Receiving business
PicPay Ads	Impression fees	Partner

We recognize interest income pursuant to the amortized cost method based on the applicable term and the effective interest rate charged on the principal amount. The effective interest rate corresponds to the rate at which estimated future cash receipts are discounted during the estimated useful life of the financial asset in relation to the net carrying amount of such asset.

Transaction Expenses

Transaction expenses correspond to the expenses we incur to provide our products and services, including direct costs. The primary components of our transaction expenses are:

●	Processing Fees: a unitary fee per transaction charged by banks for “cash-in” and “cash-out” transfers (i.e., transfers out of our platform) as well as withdrawals;

●	Third-Party Prevention Services: verification and processing expenses we incur in respect of user transactions, such as identity verification and biometry services, among others. These fees are charged on a unitary basis per analysis undertaken;

●	PicPay Card Issuance Expenses: credit and prepaid card expenses charged in connection with the issuance of the card and card payments;

●	Chargeback: correspond to amounts returned to consumers that successfully dispute charges in their card statements; and

●	Operating Losses: correspond to amounts related to expenses generated by events of fraud and/or operating errors.

Interest and Other Financial Expenses

Interest and other financial expenses include:

●	Bank fees: including transfer fees we pay in connection with payments to our suppliers;

●	Cost of Funding: including interest expenses paid to consumers who deposit funds in Certificates of Deposit (CDB), which are used to lend money to other consumers in the form of loans. Additionally, it also includes expenses with the Brazilian Credit Guarantee Fund (“FGC”);

●	Derivative instruments; and

●	Others: including lease interest from property rental agreements, tax on financial transactions we pay in connection with CDBs before thirty days of maturity, expenses incurred with foreign exchange rate variations and default interest paid on late payments to our suppliers.

Credit Loss Allowance Expenses

Include losses associated with our credits receivable from our customers. We expect our credit losses to fluctuate depending on many factors, including transaction volume and credit limits, macroeconomic conditions, the impact of regulatory changes, and the credit quality of loans receivable. Additionally, credit losses also include reversals of provisions and recoveries, where the customer pays us after the write-off of the receivables.

Technology Expenses

We incur technology expenses in connection with the maintenance and development of our app, data analysis and control, server infrastructure, software licenses, equipment maintenance and provisions.

Marketing Expenses

We incur marketing expenses in connection with the acquisition, activation, engagement and retention of our consumers and businesses, as well as our efforts to increase both brand awareness and consumer experience for our products and services. Our marketing expenses include:

●	Advertising: expenses incurred in connection with advertising and TV media, agency fees, search and communication fees;

●	Cashback: expenses incurred in connection with promotional programs and sponsorships;

●	Digital marketing: including expenses related to sponsorships and marketing campaigns through short message service (SMS);

●	Customer acquisition expenses: expenses incurred in connection with performance media (including Google and Facebook) and member-get-member program (paid referral); and

●	Commission Expenses: point of sale commissions, point of sale material and consumer relationship expenses.

Personnel Expenses

Our personnel expenses include salaries, benefits, social security charges and other personnel charges incurred in connection with our employees.

Administrative Expenses

We incur administrative expenses in connection with our business support operations. Our administrative expenses include:

●	Third-Party Services and Financial System Services: includes cleaning services, call center, financial system services, and consulting expenses;

●	Rent, condominium fee, and property services: includes rental and condominium payments, as well as utilities, such as water and energy;

●	Taxes: correspond to PIS and COFINS expenses;

●	Provisions for contingencies; and

●	Others: includes travel and accommodation costs, insurance, storage services and corporate events expenses.

Results of Operations

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The following table sets forth our consolidated statements of profit or loss information for the years ended December 31, 2025 and 2024:

	For the year ended December 31,
	2025	2024	Variation
	(in millions of R$)		(%)

Net revenue from transaction activities and other services	1,891.2	1,524.0	24.1%
Financial income	8,386.6	4,046.1	107.3%
Total revenue and financial income	10,277.8	5,570.1	84.5%

Transaction expenses	(691.2)	(493.7)	40.0%
Interest and other financial expenses	(3,499.4)	(1,438.7)	143.2%
Total transaction and interest and other financial expenses	(4,190.6)	(1,932.3)	116.9%

Credit loss allowance expenses	(2,528.5)	(887.0)	185.1%
Technology expenses	(502.7)	(508.6)	(1.2)%
Marketing expenses	(494.9)	(333.2)	48.5%
Personnel expenses	(1,422.7)	(1,090.8)	30.4%
Administrative expenses	(444.7)	(234.4)	89.7%
Depreciation and amortization	(442.8)	(292.9)	51.2%
Other expenses	(58.9)	(33.0)	78.6%
Other income	125.4	88.2	42.2%
Profit before income taxes	317.3	346.0	(8.3)%
Current income tax and social contribution	(655.5)	(545.6)	20.1%
Deferred income tax and social contribution	1,479.7	451.4	227.8%
Profit for the year	1,141.6	251.8	353.4%

Net Revenue from Transaction Activities and Other Services by Segment

	For the year ended December 31,
	2025	2024	Variation
	(in millions of R$)		(%)

Consumer Banking	1,439.6	1,275.8	12.8%
Small and Medium-Sized Businesses	338.2	164.4	105.7%
Audiences and Ecosystem Integration	113.4	83.8	35.3%
Total net revenue from transaction activities and other services	1,891.2	1,524.0	24.1%

Net revenue from transaction activities and other services increased R$367.2 million, or 24.1%, to R$1,891.2 million in the year ended December 31, 2025, from R$1,524.0 million in the year ended December 31, 2024. This increase was mainly driven by:

●	Small and Medium-Sized Businesses segment: an increase of R$173.8 million, or 105.7%, to R$338.2 million in the year ended December 31, 2025, from R$164.4 million in the year ended December 31, 2024. This increase was mainly due to a R$79.3 million increase in revenues driven by higher acquiring activities over the year, mainly due to the growing traction of our acquiring operations with affiliated small and medium-sized businesses through our brick-and-mortar channels, through the use of POS terminals, smart POS, and TEF solutions; and

●	Consumer Banking: an increase of R$163.7 million, or 12.8%, to R$1,439.6 million in the year ended December 31, 2025, from R$1,275.8 million in the year ended December 31, 2024. This increase was mainly as a result of:

o	a R$233.2 million, or 72.0%, increase in interchange revenues from our PicPay Card;

o	a R$230.1 million, or 196%, increase in revenues from commissions related to the distribution of insurance products in our platform.

These increases were partially offset by the change in the nature of income from credit card transactions paid through a single installment, which was previously recorded as net revenue from transaction activities and other services. In 2025, our digital wallet credit card transactions paid through one single installment were transferred to FIDC PicPay I. Accordingly, income from these transactions began to be recognized through the appreciation of the subordinated quota, which is classified as financial income.

Financial Income by Segment

	For the year ended December 31,
	2025	2024	Variation
	(in millions of R$)		(%)

Consumer Banking	8,913.8	4,386.1	103%
Small and Medium-Sized Businesses	77.6	26.1	198%
Audiences and Ecosystem Integration	4.8	1.7	178%
Institutional	1,172.7	114.9	921%
Subtotal financial income	10,169.0	4,528.8	125%
Inter-segment revenues(1)	(1,782.4)	(482.7)	269%
Total Financial Income	8,386.6	4,046.1	107%

(1)	Represents eliminations of inter-segment revenue from funding transactions between our Consumer Banking and Institutional segments for R$1,782.4 million for the year ended December 31, 2025 and R$482.7 million for the year ended December 31, 2024.

Financial income (before eliminations of inter-segment revenue from funding transactions between our Consumer Banking, Small and Medium-Sized Businesses and Institutional segments of R$1,782.4 million and R$482.7 million for the years ended December 31, 2025 and 2024, respectively) in the year ended December 31, 2025 increased R$5,640.2 million, or 125%, to R$10,169.0 million in the year ended December 31, 2025, from R$4,528.8 million in the year ended December 31, 2024. This increase was attributable to:

●	Consumer Banking segment: an increase of R$4,527.7 million, or 103%, in the year ended December 31, 2025, to R$8,913.8 million from R$4,386.1 million in the year ended December 31, 2024. This increase was mainly due to:

o	a R$2,548.6 million, or 202%, increase in revenues from loans to R$3,808.1 million in the year ended December 31, 2025, from R$1,259.5 million in the year ended December 31, 2024;

o	a R$683.1 million, or 107% growth of income from credit cards to R$1,324.5 million in the year ended December 31, 2025, from R$641.4 million in the year ended December 31, 2024; and

o	the increase in our Consumer Banking segment can also be explained by the change in the nature of income from credit card transactions paid through a single installment, which was previously recorded as net revenue from transaction activities and other services. In 2025, our digital wallet credit card transactions paid through one single installment were transferred to FIDC PicPay I. Accordingly, income from these transactions began to be recognized through the appreciation of the subordinated quota, which is classified as financial income.

●	Institutional segment: an increase of R$1,057.8 million, or 921%, to R$1,172.7 million in the year ended December 31, 2025 from R$114.9 million in the year ended December 31, 2024. This increase was mainly driven by increased treasury activities at the corporate level.

Transaction Expenses

	For the year ended December 31,
	2025	2024	Variation
	(in millions of R$)		(%)

Processing fees	(426.7)	(254.0)	68.0%
Third-party prevention services	(83.1)	(90.6)	(8.3)%
PicPay Card issuance expenses	(111.9)	(66.7)	67.8%
Chargeback	(33.5)	(48.6)	(31.1)%
Operating losses	(36.1)	(33.8)	7.0%
Total transaction expenses	(691.2)	(493.7)	40.0%

Transaction expenses increased R$197.6 million, or 40.0%, to R$691.2 million in the year ended December 31, 2025, from R$493.7 million in the year ended December 31, 2024, primarily due to:

●	a R$172.7 million, or 68.0%, increase in expenses related to processing fees to R$426.7 million in the year ended December 31, 2025 from R$254.0 million in the year ended December 31, 2024. Such an increase was mainly due to the higher transaction volume conducted by our consumer base in the ecosystem, as demonstrated by the growth of our total TPV during the year ended December 31, 2025; and

●	a R$45.2 million, or 67.8%, increase in expenses associated with our PicPay Card issuance to R$111.9 million in the year ended December 31, 2025 from R$66.7 million in the year ended December 31, 2024. The increase of such expense is related to the expanded credit card offer to our consumer base, and partially due to the launch of our PicPay Black Epic card (focused on more affluent consumers with differentiated value proposition).

Interest and Other Financial Expenses

	For the year ended December 31,
	2025	2024	Variation
	(in millions of R$)		(%)

Bank fees	(35.8)	(27.9)	28.3%
Cost of funding	(3,098.1)	(1,398.5)	121.5%
Others	(65.5)	(12.2)	435.5%
Derivative instruments	(300.0)	—	n.m.
Total interest and other financial expenses	(3,499.4)	(1,438.7)	143.2%

n.m. = not meaningful.

Interest and other financial expenses increased R$2,060.7 million, or 143.2%, to R$3,499.4 million in the year ended December 31, 2025 from R$1,438.7 million in the year ended December 31, 2024. This increase was mainly due to a R$1,699.6 million, or 121.5%, increase in our cost of funding to R$3,098.1 million in the year ended December 31, 2025 from R$1,398.5 million in the year ended December 31, 2024. This increase was mainly attributed to increased funding activities to support the growth of our operations, especially our credit operations, which increased our cost of funding.

In addition, this increase is also due to an increase of R$300.0 million in derivative instruments from null in the year ended December 31, 2024, to R$300.0 in the year ended December 31, 2025, mainly due to expenses regarding fair value of swap contracts and mark-to-market contracts, reflecting the increase in Brazilian interest rates and market volatility during the year. We did not have derivative financial instruments for accounting and economic hedge purposes in the year ended December 31, 2024.

Credit Loss Allowance Expenses

	For the year ended December 31,
	2025	2024	Variation
	(in millions of R$)		(%)

Credit loss allowance expenses	(2,528.5)	(887.0)	185%

Credit loss allowance expenses increased R$1,641.5 million, or 185%, to R$2,528.5 million in the year ended December 31, 2025, from R$887.0 million in the year ended December 31, 2024. The higher credit loss allowance expenses are mainly explained by the growth and aging of the credit portfolio, as some credits migrated into stages 2 and 3, which require higher provisions.

For more information related to our lending transactions, see “—Overview—Financial Services.” The total expected credit loss (“ECL”) allowance for consumer loans recorded in our statements of financial position were 13% of the total receivable balance of our consumer loans as of December 31, 2025. ECL refers to the calculation of all financial assets not held at fair value through profit or loss and is presented in our consolidated statements of financial position as a deduction from the gross carrying amount and recognized as an expense in our statement of profit or loss. ECLs account for forecast elements, such as undrawn limits and macroeconomic conditions that might affect our group’s receivables. For more information regarding ECL calculation and recognition, see note 8.3 to our audited consolidated financial statements included elsewhere in this annual report.

Technology Expenses

	For the year ended December 31,
	2025	2024	Variation
	(in millions of R$)		(%)

Software expenses	(438.1)	(376.8)	16.3%
IT services	(64.6)	(131.8)	(51.0)%
Total technology expenses	(502.7)	(508.6)	(1.2)%

Technology expenses decreased R$5.9 million, or 1.2%, to R$502.7 million in the year ended December 31, 2025 from R$508.6 million in the year ended December 31, 2024. This decrease was mainly due to a decrease of R$67.2 million, or 51.0%, in information technology services to R$64.6 million in the year ended December 31, 2025, from R$131.8 million in the year ended December 31, 2024. Such decrease was mainly due to lower expenses related to the maintenance of systems on our app, as a result of the maturity of our data collection and app development.

This decrease was partially offset by an increase of R$61.3 million, or 16.3%, in software expenses to R$438.1 million in the year ended December 31, 2025, from R$376.8 million in the year ended December 31, 2024. Such increase was mainly attributed to an increase in expenses related to server infrastructure due to infrastructure services contracted under a cloud model and the management of software environments, which includes processing services provided by cloud providers, management of operating systems and virtual servers, monitoring, backup, and security measures applied to the software environment, as well as dynamic allocation of our computing capacity based on application demand.

Marketing Expenses

	For the year ended December 31,
	2025	2024	Variation
	(in millions of R$)		(%)

Advertising	(195.2)	(127.6)	53.0%
Cashback	(70.8)	(39.3)	80.1%
Digital marketing	(61.8)	(38.1)	62.0%
Customer acquisition expenses	(164.0)	(122.6)	33.7%
Commission expenses	(3.1)	(5.5)	(43.3)%
Total marketing expenses	(494.9)	(333.2)	48.5%

Marketing expenses increased R$161.7 million, or 48.5%, to R$494.9 million in the year ended December 31, 2025, from R$333.2 million in the year ended December 31, 2024. This increase was primarily due to:

●	an increase of R$67.6 million, or 53.0%, in advertising expenses to R$195.2 million in the year ended December 31, 2025 from R$127.6 million in the year ended December 31, 2024 mainly due to higher expenses related to marketing campaigns and communication; and

●	an increase of R$31.5 million, or 80.1%, in cashback to R$70.8 million in the year ended December 31, 2025, from R$39.3 million in the year ended December 31, 2024, primarily to leverage cross-selling strategy across our product portfolio, such as the use of the PicPay Card for in-app purchases, as well as to expand our customer base.

Personnel Expenses

	For the year ended December 31,
	2025	2024	Variation
	(in millions of R$)		(%)

Salaries	(491.5)	(472.8)	4.0%
Benefits	(556.9)	(359.4)	54.9%
Social security charges	(372.9)	(256.2)	45.6%
Others	(1.4)	(2.4)	(41.6)%
Total personnel expenses	(1,422.7)	(1,090.8)	30.4%

Personnel expenses increased by R$331.9 million, or 30.4%, reaching R$1,422.7 million in the year ended December 31, 2025, compared to R$1,090.8 million in the year ended December 31, 2024. This increase was mainly driven by an increase of R$197.4 million, or 54.9%, in benefits to R$556.9 million in the year ended December 31, 2025, from R$359.4 million in the year ended December 31, 2024, mainly due to recognized expenses related to our long-term incentive plan in the year ended December 31, 2025 which amounted to R$210.1 million.

Administrative Expenses

	For the year ended December 31,
	2025	2024	Variation
	(in millions of R$)		(%)

Third-party services and financial system services	(243.5)	(112.6)	116.2%
Rent, condominium fee, and property services	(31.0)	(35.3)	(12.2)%
Taxes	(3.6)	(3.5)	0.6%
Provisions for contingencies	(110.9)	(16.9)	557.4%
Others	(55.7)	(66.1)	(15.7)%
Total administrative expenses	(444.7)	(234.4)	89.7%

Administrative expenses increased R$210.3 million, or 89.7%, to R$444.7 million in the year ended December 31, 2025 from R$234.4 million in the year ended December 31, 2024. This increase was mainly due to:

●	an increase of R$130.9 million, or 116.2%, in third-party services and financial system services, to R$243.5 million in the year ended December 31, 2025 from R$112.6 million in the year ended December 31, 2024, mainly due to higher expenses related to our call center and consultancy and advisory services; and

●	an increase of R$94.0 million, or 557.4%, in provisions for contingencies, to R$110.9 million in the year ended December 31, 2025 from R$16.9 million in the year ended December 31, 2024. This increase was mainly due to expenses in the amount of R$34.1 million related to labor taxes payable on bonuses awarded for employee performance in 2023 and 2024 for which our assessment of the expected outcome has been updated and expenses in the amount of R$30.2 million related to Contribution for Intervention in the Economic Domain (“CIDE”) dispute for which our assessment of the expected outcome has been updated.

Depreciation and Amortization

Our depreciation and amortization increased R$149.9 million, or 51.2%, to R$442.8 million in the year ended December 31, 2025 from R$292.9 million in the year ended December 31, 2024. This increase was mainly due to increases in amortization expenses related to internally developed software and software licenses.

Income Taxes and Social Contribution

Expenses related to income taxes and social contribution totaled a benefit of R$824.3 million in the year ended December 31, 2025, compared to an expense of R$94.2 million in the year ended December 31, 2024 representing a change of R$918.5 million, or 975%. This change was mainly driven by deferred tax assets historically not recognized in the amount of R$890.8 million based on expectations that PicPay Payment Institution will generate sufficient taxable profit in the future against which the asset can be realized.

Profit for the Year

As a result of the aforementioned, our profit for the year ended December 31, 2025 totaled R$1,141.6 million, as compared to a profit of R$251.8 million in the year ended December 31, 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The following table sets forth our consolidated statement of profit or loss information for the years ended December 31, 2024 and 2023:

	For the year ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)

Net revenue from transaction activities and other services	1,524.0	1,059.9	43.8%
Financial income	4,046.1	2,398.7	68.7%
Total revenue and financial income	5,570.1	3,458.6	61.0%

Transaction expenses	(493.7)	(438.5)	12.6%
Interest and other financial expenses	(1,438.7)	(1,212.5)	18.7%
Total transaction and interest and other financial expenses	(1,932.3)	(1,651.0)	17.0%

Credit loss allowance expenses	(887.0)	(14.3)	6,107.3%
Technology expenses	(508.6)	(312.1)	63.0%
Marketing expenses	(333.2)	(312.6)	6.6%
Personnel expenses	(1,090.8)	(879.4)	24.0%
Administrative expenses	(234.4)	(136.7)	71.5%
Depreciation and amortization	(292.9)	(169.8)	72.5%
Other expenses	(33.0)	(4.6)	611.8%
Other income	88.2	23.5	275.6%
Profit before income taxes	346.0	1.7	20,654.2%
Current income tax and social contribution	(545.6)	(50.8)	973.7%
Deferred income tax and social contribution	451.4	86.5	421.9%
Profit for the year	251.8	37.4	574.0%

n.m. = not meaningful.

Net Revenue from Transaction Activities and Other Services by segment

	For the year ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)

Consumer Banking	1,275.8	816.0	56.4%
Small and Medium-Sized Businesses	164.4	92.0	78.7%
Audiences and Ecosystem Integration	83.8	76.8	9.1%
Subtotal net revenue from transaction activities and other services	1,524.0	984.7	54.8%

Net revenue from transaction activities and other services increased R$539.3 million, or 54.8%, to R$1,524.0 million in the year ended December 31, 2024 from R$984.7 million in the year ended December 31, 2023. This increase was mainly driven by:

●	Consumer Banking segment: an increase of R$459.9 million, or 56.4%, to R$1,275.8 million in the year ended December 31, 2024, from R$816.0 million in the year ended December 31, 2023. Such increase was mainly due to:

o	an increase of R$323.7 million is attributed to interchange received from transactions conducted by our consumers with our PicPay Card. Such increase can be mainly explained by the beginning of our activities as a card issuer as of January 2024; and

o	an increase of R$95.8 million, or 447.6%, associated with the distribution of insurance products in our platform, to R$117.2 million in the year ended December 31, 2024, from R$21.4 million in the year ended December 31, 2023, mainly as a result of the increase of 251.8% in our active insurance products, to 5.1 million as of December 31, 2024, from 1.5 million as of December 31, 2023.

Financial Income by segment

	For the year ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)

Consumer and Banking	4,386.1	2,198.0	99.5%
Small and Medium-Sized Businesses	26.1	41.5	(37.2)%
Audiences and Ecosystem Integration	1.7	10.5	(83.5)%
Institutional	114.9	156.7	(26.7)%
Subtotal financial income	4,528.8	2,406.8	88.2%

n.m. = not meaningful.

Financial income in the year ended December 31, 2024 increased R$2,122.0 million, or 88.2%, to R$4,528.8 million in the year ended December 31, 2024 from R$2,406.8 million in the year ended December 31, 2023. This increase was attributable to:

●	Consumer Banking segment:

o	an increase in financial income related to the beginning of the origination of secured and unsecured loans in October 2023, to R$1,239.3 million in the year ended December 31, 2024 compared to R$27.8 million in the year ended December 31, 2023; and

o	additionally, the PicPay credit card portfolio was transferred/acquired from Banco Original in January 2024, generating an additional R$687.8 million in financial interest income in the year ended December 31, 2024.

Transaction Expenses

	For the year ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)

Processing fees	(254.0)	(246.2)	3.2%
Third-party prevention services	(90.6)	(110.5)	(18.0)%
PicPay Card issuance expenses	(66.7)	(39.2)	69.9%
Chargeback	(48.6)	(37.4)	29.9%
Operating losses	(33.8)	(5.2)	545.5%
Total transaction expenses	(493.7)	(438.5)	12.6%

Transaction expenses increased R$55.1 million, or 12.6%, to R$493.7 million in the year ended December 31, 2024 from R$438.5 million in the year ended December 31, 2023 primarily due to:

●	an increase of R$28.5 million, or 545.5%, in operating losses to R$33.8 million in 2024 from R$5.2 million in 2023, mainly due to (i) higher expenses from fraud and payment transaction cancellations related to ATM withdrawals, which increased R$20.9 million, or 649.0%, totaling R$24.1 million in the year ended December 31, 2024, compared to R$3.2 million in the year ended December 31, 2023; and (ii) higher expenses related to operational failures during payment processing, which increased R$4.5 million, or 345.9%, totaling R$5.8 million in the year ended December 31, 2024, compared to R$1.3 million in the year ended December 31, 2023; and

●	an increase of R$27.4 million, or 69.9%, in PicPay Card issuance expenses from R$39.2 million in the year ended December 31, 2023 to R$66.7 million in the year ended December 31, 2024. Such increase reflects the higher volume of cards issued throughout 2024, primarily due to: (i) the migration of the credit card operations from Banco Original to PicPay in January 2024, (ii) the accelerated issuance of credit cards within the small limits credit policy for our consumer base, as well as other important initiatives, such as the increased production of secured cards linked to new product features such as the extra limit, which allows consumers to multiply their credit card limits based on the balance invested in their credit card piggy banks.

Interest and Other Financial Expenses

	For the year ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)

Bank fees	(27.9)	(7.8)	259.3%
Cost of funding	(1,398.5)	(1,144.1)	22.2%
Others	(12.2)	(60.6)	(79.8)%
Total interest and other financial expenses	(1,438.7)	(1,212.5)	18.7%

Interest and other financial expenses increased R$226.2 million, or 18.7%, to R$1,438.7 million in the year ended December 31, 2024 from R$1,212.5 million in the year ended December 31, 2023. Such increase was mainly due to a R$254.4 million, or 22.2%, increase in our cost of funding from R$1,144.1 million in the year ended December 31, 2023 to R$1,398.5 million in the year ended December 31, 2024.

Such increase to our cost of funding was mainly due to higher expenses associated with the remuneration of CDB products contracted by our consumers, which increased R$272.7 million, or 24.3%, from R$1,123.9 million in 2023 to R$1,396.5 million in 2024, driven by the increase of 53.3% in our consumers’ deposits, from R$13.0 billion in 2023 to R$20.0 billion in 2024. Moreover, during 2024, we enhanced both our CDBs with daily liquidity through our consumers’ digital accounts and piggy banks, as well as fixed-term CDBs offered through our investment platform, PicPay Invest. Such growth became even more significant starting in the second half of 2024, when we began offering CDBs to consumers outside of our platform through third-party channels.

Credit Loss Allowance Expenses

	For the year ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)

Credit loss allowance expenses	(887.0)	(14.3)	6,107.3%

Credit loss allowance expenses increased R$872.7 million, or 6,107.3%, to R$887.0 million in the year ended December 31, 2024 from R$14.3 million in the year ended December 31, 2023. This result mainly reflects provisions for on-balance lending transactions beginning in October 2023. For more information related to our lending transactions, see “—Consumer Ecosystem Operating and Financial Highlights—Financial Services.” The total expected credit loss (“ECL”) allowance for consumer loans recorded in our statements of financial position were 8.2% of our total receivable balance of consumer loans as of December 31, 2024. ECL refers to the calculation for all financial assets not held at fair value through profit or loss and is presented in our consolidated statements of financial position as a deduction from the gross carrying amount and recognized as an expense in our statement of profit or loss. ECLs account for forecast elements, such as undrawn limits and macroeconomic conditions that might affect our Group’s receivables. For more information regarding ECL calculation and recognition, see note 8.3 to our audited consolidated financial statements included elsewhere in this annual report.

Technology Expenses

	For the year ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)

Software expenses	(376.8)	(247.8)	52.0%
IT services	(131.8)	(64.3)	105.1%
Total technology expenses	(508.6)	(312.1)	63.0%

Technology expenses increased R$196.5 million, or 63.0%, to R$508.6 million in the year ended December 31, 2024 from R$312.1 million in the year ended December 31, 2023. This increase was mainly due to:

●	an increase of R$129.0 million, or 52.0%, in software expenses to R$376.8 million in 2024 from R$247.8 million in 2023. Such increase was primarily due to higher expenses associated with server infrastructure, which increased by R$87.2 million, or 45.2%, from R$192.7 million in 2023 to R$279.8 million in 2024; and

●	an increase of R$67.5 million, or 105.1%, in expenses related to information technology services to R$131.8 million in 2024 from R$64.3 million in 2023. Such increase can be mainly explained by higher expenses with the maintenance and development of our app, which increased by R$40.5 million, or 87.8%, from R$46 million in 2023 to R$86.6 million in 2024, as well as a R$19.7 million increase in expenses related to data analysis and control, mainly due to the enhancement of our credit models with the purpose to offer credit products to a larger consumer base through the analysis of multiple variables to anticipate and manage our consumers’ credit risk, such as their monthly income and their transactional behavior within our platform.

Marketing Expenses

	For the year ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)

Advertising	(127.6)	(103.8)	23.0%
Cashback	(39.3)	(63.4)	(38.0)%
Digital marketing	(38.1)	(28.5)	34.0%
Customer acquisition expenses	(122.6)	(111.9)	9.6%
Commission expenses	(5.5)	(5.1)	8.4%
Total marketing expenses	(333.2)	(312.6)	6.6%

Marketing expenses increased R$20.6 million, or 6.6%, to R$333.2 million for the year ended December 31, 2024, from R$312.6 million for the year ended December 31, 2023. This increase was primarily due to:

●	an increase of R$23.9 million, or 23.0%, in advertising expenses to R$127.6 million in the year ended December 31, 2024 from R$103.8 million in the year ended December 31, 2023, mainly due to higher expenses related to marketing campaigns and communication, which increased R$43.8 million, or 42.4%, to R$147.1 million in 2024 from R$103.3 million in 2023;

●	an increase of R$10.8 million, or 9.6%, in customer acquisition expenses to R$122.6 million in the year ended December 31, 2024 from R$111.9 million in the year ended December 31, 2023. This increase was mainly due to higher performance media expenses, which increased R$16.6 million, or 14.4%, to R$131.0 million in 2024 from R$111.6 million in 2023. Such increase was partially offset by a R$5.8 million decrease in paid referrals (“member-get-member”) expenses due to lower volume of new consumers acquired through referrals; and

●	an increase of R$9.7 million, or 34.0%, in expenses associated with digital marketing to R$38.1 million in 2024 from R$28.5 million in 2023. Such increase was mainly due to higher expenses with SMS (Short Message Service) marketing campaigns, which increased by R$7.1 million, or 26.6%, to R$33.7 million in 2024 from R$26.6 million in 2023. Such growth is aligned with the strengthening of our strategies to increase consumer engagement, together with the expansion of products, services, and promotions offered on our platform.

Such increases were partially offset by a decrease of R$24.1 million in cashback to R$39.3 million in 2024 from R$63.4 million in 2023. Such decrease is part of our strategy of only offering cashback to encourage our existing consumer base to use higher margin and newly launched products rather than offering cashback to attract new consumers to our base.

Personnel Expenses

	For the year ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)

Salaries	(472.8)	(375.0)	26.1%
Benefits	(359.4)	(295.7)	21.6%
Social security charges	(256.2)	(214.8)	19.3%
Others	(2.4)	6.2	n.m.
Total personnel expenses	(1,090.8)	(879.4)	24.0%

n.m. = not meaningful.

Personnel expenses increased R$211.5 million, or 24.0%, to R$1,090.8 million in the year ended December 31, 2024 from R$879.4 million in the year ended December 31, 2023. The increase was primarily due to higher expenses related to (i) salaries, which increased R$97.8 million, or 26.1%, to R$472.8 million in the year ended December 31, 2024 from R$375.0 million in the year ended December 31, 2023; and (ii) benefits, which increased by R$63.8 million, or 21.6%, to R$359.4 million in the year ended December 31, 2024 from R$295.7 million in the year ended December 31, 2023. Additionally, such increase was mainly driven by higher provisions for bonuses related to employee performance and distribution of results.

Moreover, during 2023, we focused on accelerating and developing new products and services to increase our retail offerings following the migration of retail accounts from Banco Original to PicPay, and, as a result, we had lower personnel expenses due to significant expenditures related to hours worked by our technology developers and engineers that were recorded as capital expenditures and recognized as part of our intangible assets.

Administrative Expenses

	For the year ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)

Third-party services and financial system services	(112.6)	(78.4)	43.6%
Rent, condominium fee, and property services	(35.3)	(24.1)	46.2%
Taxes	(3.5)	(1.8)	95.8%
Expenses with provisions	(16.9)	(13.5)	24.6%
Others	(66.1)	(18.8)	252.7%
Total administrative expenses	(234.4)	(136.7)	71.5%

Administrative expenses increased R$97.8 million, or 71.5%, to R$234.4 million in the year ended December 31, 2024 from R$136.7 million in the year ended December 31, 2023. This increase was mainly due to:

●	a R$34.2 million, or 43.6%, increase in third-party services, which includes accounting and legal consultancy, call center and financial system services, to R$112.6 million in 2024 from R$78.4 million in 2023;

●	a R$47.4 million, or 252.7%, increase in others, which includes expenses related to travel and accommodation costs and provisions, to R$66.1 million in 2024 from R$18.8 million in 2023; and

●	a R$11.1 million, or 46.2%, increase in rent, condominium fee and property services to R$35.3 million in 2024 from R$24.1 million in 2023.

Depreciation and Amortization

Our depreciation and amortization increased R$123.1 million, or 72.5%, to R$292.9 million in the year ended December 31, 2024 from R$169.8 million in the year ended December 31, 2023. This increase was mainly due to increase in amortization expenses related to internally developed software and software licenses.

Other Expenses

Other expenses totaled R$33.0 million in the year ended December 31, 2024, compared to R$4.6 million in the year ended December 31, 2023, an increase of R$28.4 million, mainly as a result of write-off of fixed assets in the year ended December 31, 2024.

Other Income

Other income totaled R$88.2 million in the year ended December 31, 2024, compared to R$23.5 million in the year ended December 31, 2023, an increase of R$64.7 million, mainly as a result of financial income in connection with inflation indexation of tax assets related to withholding income taxes on income from financial investments in the year ended December 31, 2024.

Income Taxes and Social Contribution

Income taxes and social contribution was an expense of R$94.2 million in the year ended December 31, 2024, a variation of R$129.9 million, from a benefit of R$35.7 million in the year ended December 31, 2023. This variation was primarily due to higher profit before income taxes, which increased to R$346.0 million in the year ended December 31, 2024 from R$1.7 million in the year ended December 31, 2023.

Profit for the Year

As a result of the foregoing, profit for the year ended December 31, 2024 totaled R$251.8 million, as compared to a profit for the year of R$37.4 million in the year ended December 31, 2023.

Other Financial Data

Adjusted Gross Profit

We calculate Adjusted Gross Profit as our Profit before income taxes, adjusted to exclude the following items of income and expense which are not variable expenses that fluctuate with payment and lending volume levels and with the sale of our products and services: (i) technology expenses; (ii) marketing expenses; (iii) personnel expenses; (iv) administrative expenses; (v) depreciation and amortization; (vi) other expenses; and (vii) other income. However, Adjusted Gross Profit is not a measure under IFRS Accounting Standards and should not be considered as a substitute for profit (loss) for the year or any other measure of operating performance determined in accordance with IFRS Accounting Standards. For more information, see “Presentation of Financial and Other Information—Non-IFRS Accounting Standards Measures.”

The following table sets forth a reconciliation of Adjusted Gross Profit to our profit before income taxes for the years shown:

	For the year ended December 31,
	2025 (1)	2025	2024	2023
	(in US$ thousands)	(in R$ thousands)
Profit before income taxes	57,673	317,339	345,972	1,667
Adjustments:
Technology expenses	91,358	502,690	508,600	312,098
Marketing expenses	89,940	494,885	333,180	312,560
Personnel expenses	258,565	1,422,727	1,090,833	879,362
Administrative expenses	80,817	444,686	234,423	136,659
Depreciation and amortization	80,467	442,761	292,911	169,823
Other expenses	10,713	58,946	33,013	4,638
Other income	(22,786)	(125,376)	(88,153)	(23,468)
Adjusted Gross Profit	646,747	3,558,658	2,750,779	1,793,339

(1)	For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 31, 2025 of R$5.5024 per US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Adjusted Gross Profit Composition

The expenses in our statement of profit or loss are presented by nature rather than function and, therefore, we are not permitted to present an IFRS Accounting Standards measure of gross profit in our audited consolidated financial statements. With the purpose to help investors better understand how this non-IFRS Accounting Standards measure relates to our audited consolidated financial statements, we present below a table showing the composition of the Adjusted Gross Profit based on the captions from our audited consolidated financial statements.

Our Adjusted Gross Profit calculation is derived from our net revenue from transaction activities and other services, and financial income; and excludes transaction expenses, interest and other financial expenses, and credit loss allowance expenses.

The following table presents the composition of our Adjusted Gross Profit for the years shown:

	For the year ended December 31,
	2025 (1)	2025	2024	2023
	(in US$ thousands)	(in R$ thousands)
Net revenue from transaction activities and other services	343,705	1,891,204	1,524,048	1,059,936
Financial income	1,524,175	8,386,620	4,046,096	2,398,710
Total revenue and financial income	1,867,880	10,277,824	5,570,144	3,458,646
Transaction expenses	(125,623)	(691,227)	(493,676)	(438,539)
Interest and other financial expenses	(635,976)	(3,499,396)	(1,438,664)	(1,212,478)
Credit loss allowance expenses	(459,535)	(2,528,543)	(887,025)	(14,290)
Adjusted Gross Profit	646,747	3,558,658	2,750,779	1,793,339

(1)	For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 31, 2025 of R$5.5024 per US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Net Interest Income (NII) and Net Interest Margin After Losses (NIMAL)

We calculate Net Interest Income (NII) as the financial income less interest and other financial expenses. We calculate Net Interest Margin After Losses (NIMAL) as Net Interest Income (NII) less the credit loss allowance expenses. We consider Net Interest Income and Net Interest Margin After Losses to be performance measures. However, Net Interest Income and Net Interest Margin After Losses are not measures under IFRS Accounting Standards and should not be considered as substitutes for financial income for the year or any other measure of operating performance determined in accordance with IFRS Accounting Standards. For more information, see “Presentation of Financial and Other Information—Non-IFRS Accounting Standards Measures.”

The following table sets forth a reconciliation of Net Interest Income and Net Interest Margin After Losses to profit before income taxes for the years shown:

	For the year ended December 31,
	2025 (1)	2025	2024	2023
	(in US$ thousands)		(in R$ thousands)
Profit before income taxes	57,673	317,339	345,972	1,667
Adjustments:
Net revenue from transaction activities and other services	343,705	1,891,204	1,524,048	1,059,936
Transaction expenses	125,623	(691,227)	(493,676)	(438,539)
Technology expenses	91,358	(502,690)	(508,600)	(312,098)
Marketing expenses	89,940	(494,885)	(333,180)	(312,560)
Personnel expenses	258,565	(1,422,727)	(1,090,833)	(879,362)
Administrative expenses	80,817	(444,686)	(234,423)	(136,659)
Depreciation and amortization	80,467	(442,761)	(292,911)	(169,823)
Other expenses	(10,713)	(58,946)	(33,013)	(4,638)
Other income	22,786	125,376	88,153	23,468
Financial income	1,524,175	8,386,620	4,046,096	2,398,710
Interest and other financial expenses	(635,976)	(3,499,396)	(1,438,664)	(1,212,478)
Net Interest Margin after Losses (NIMAL)	428,664	2,358,681	1,720,407	1,171,942
Credit loss allowance expenses	459,535	2,528,543	887,025	14,290
Net Interest Income (NII)	888,199	4,887,224	2,607,432	1,186,232

(1)	For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 31, 2025 of R$5.5024 per US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Adjusted Profit Before Income Taxes

We calculate Adjusted Profit Before Income Taxes as our profit before income taxes, adjusted to include or exclude certain non-recurring and/or non-cash items of income and expense, such as: (i) initial recognition of share-based long-term incentive plan expenses; and (ii) expenses related to one-time provision for contingencies. Our management believes this measure, along with comparable IFRS Accounting Standards measures, provides a meaningful view of our underlying operating performance. However, Adjusted Profit Before Taxes is not a measure under IFRS Accounting Standards and should not be considered as a substitute for profit before taxes for the year or any other measure of operating performance determined in accordance with IFRS Accounting Standards. For more information, see “Presentation of Financial and Other Information—Non-IFRS Accounting Standards Measures.”

The following table sets forth a reconciliation of Profit before income taxes to Adjusted Profit before income taxes for the years shown:

	For the year ended December 31,
	2025(1)	2025	2024	2023
	(in US$ thousands)	(in R$ thousands)
Profit before income taxes	57,673	317,339	345,972	1,667
Expenses related to share-based long-term incentive plan(2)	38,179	210,075	—	—
Expenses related to provision for contingencies(3)	11,692	64,333	—	—
Adjusted Profit before Income Taxes	107,543	591,747	345,972	1,667

(1)	For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 31, 2025 of R$5.5024 per US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)	Refers to the recognition of non-cash expenses in the amount of R$205.6 million related to one-time initial expenses of the share-based long-term incentive plan as a result of this offering. This initial recognition of LTIP expenses results from the initial public offering, and is not expected to recur in the future.

(3)	Refers to the recognition of expenses related to the establishment of provisions for the following contingencies: (i) expenses in the amount of R$34.1 million related to unpaid labor taxes on bonuses awarded for employee performance in 2023 and 2024 for which our assessment of the expected outcome has been updated; and (ii) expenses in the amount of R$30.2 million related to Contribution for Intervention in the Economic Domain (“CIDE”), a dispute for which our assessment of the expected outcome has been updated. CIDE is a Brazilian federal levy designed to fund government initiatives that regulate, promote, or develop specific sectors of the economy. We do not expect provisions for these contingencies to recur in the future, as the practices that gave rise to the contingencies have been discontinued.

Adjusted Profit

We calculate Adjusted Profit as our profit for the year, adjusted to include or exclude certain non-recurring and/or non-cash items of income and expense, such as: (i) initial recognition of share-based long-term incentive plan expenses; (ii) expenses related to one-time provision for contingencies; and (iii) initial recognition of deferred tax assets. However, Adjusted Profit is not a measure under IFRS Accounting Standards and should not be considered as a substitute for profit (loss) for the year or any other measure of operating performance determined in accordance with IFRS Accounting Standards. For more information, see “Presentation of Financial and Other Information—Non-IFRS Accounting Standards Measures.”

The following table sets forth a reconciliation of Profit for the year to Adjusted Profit for the years shown:

	For the year ended December 31,
	2025(1)	2025	2024	2023
	(in US$ thousands)	(in R$ thousands)
Profit for the year	207,474	1,141,606	251,788	37,355
Adjustments:
Expenses related to share-based long-term incentive plan(2)	38,179	210,075	—	—
Expenses related to provision for contingencies(3)	11,692	64,333	—	—
Tax effects and recognition of deferred tax assets (4)	(166,109)	(913,996)	—	—
Adjusted Profit	91,236	502,018	251,788	37,355

(1)	For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 31, 2025 of R$5.5024 per US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)	Refers to the recognition of after-tax non-cash expenses in the amount of R$210.1 million related to one-time initial expenses of the share-based long-term incentive plan as a result of this offering. This initial recognition of LTIP expenses results from the initial public offering, and is not expected to recur in the future.

(3)	Refers to the recognition of expenses related to the establishment of provisions for the following contingencies: (i) expenses in the after-tax related to unpaid labor taxes on bonuses awarded for employee performance in 2023 and 2024 for which our assessment of the expected outcome has been updated; and (ii) expenses related to Contribution for Intervention in the Economic Domain (“CIDE”), a dispute for which our assessment of the expected outcome has been updated. CIDE is a Brazilian federal levy designed to fund government initiatives that regulate, promote, or develop specific sectors of the economy. We do not expect provisions for these contingencies to recur in the future, as the practices that gave rise to the contingencies have been discontinued.

(4)	Refers to the (i) recognition of previously unrecognized deferred tax assets historically not recognized as well as the temporary differences of the current period in the amount of R$889.9 million for PicPay Payment Institution based on expectations that it will generate sufficient taxable profit in the future against which the asset can be realized; (ii) tax effects on the share-based long-term incentive plan at PicPay Bank in the amount of R$14 million; and (iii) tax effects on contingencies in the amount of R$10 million.

Operating Data

In connection with our management’s analysis of our ongoing business operations, including comparing our performance with that of our competitors, our management uses certain indicators to measure our performance, including our: (1) total accounts; (2) deposits; (3) total payment volume (TPV); (4) total cash-in; (5) Wallet and Banking TPV; (6) PicPay Card TPV; (7) Own and Third-Party Loan Originations; (8) Total Credit Portfolio; (9) SMB TPV; (10) number of quarterly active clients; (11) quarterly average revenue per quarterly active client (ARPAC); and (12) quarterly average cost to serve per quarterly active client (CTS).

The following table sets forth our key business metrics as of and for the years indicated. We review these key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. In addition, we present these additional business metrics to assist investors in better understanding our business and how it operates.

For more information about our key performance indicators, see “Presentation of Financial and Other Information—Key Performance Indicators.”

	As of and for the year ended December 31,
	2025	2024	2023
Consolidated
Total accounts (in millions)	67.0	60.2	52.8
Deposits (R$ million) (1)	28,696	19,983	13,038
Total payment volume (TPV) (R$ million) (2)	549,952	421,037	271,164
Total cash-in (R$ million)	483,469	374,212	238,258
Consumer Banking
Wallet and Banking TPV (R$ million)	496,956	382,509	241,460
PicPay Card TPV (R$ million)	58,662	39,227	27,104
Own and Third-Party Loan Originations (R$ million)	11,393	6,836	2,381
Total Credit Portfolio (R$ million) (3)	24,068	10,571	575
Small & Medium-Sized Businesses
SMB TPV (R$ million)	39,618	27,095	23,484

(1)	Comprised of the sum of “user balance – payment accounts” and “user balance – CDB” from third-party funds in our consolidated financial statements.
(2)	The sum of Wallet and Banking TPV, PicPay Card TPV, PicPay Shop GMV, and SMB TPV is greater than Total TPV due to transactions that are counted in more than one category of TPV. To calculate Total TPV, the sum of Wallet and Banking TPV, PicPay Card TPV, PicPay Shop GMV, and SMB TPV is adjusted to eliminate multiple entries.
(3)	Total credit portfolio refers to the consumer loans balance from our consolidated financial statements, which includes the balances of both the credit card and loan portfolios.

	As of and for the year ended December 31,
	2025	2024	2023
Consolidated
Number of quarterly active clients (in millions)	42.7	39.0	34.6
Quarterly average revenue per quarterly active client (R$) (1)	62.9	37.9	26.0
Quarterly average cost to serve per quarterly active client (R$) (2)	19.1	17.3	14.8

(1)	Quarterly average revenue per quarterly active client for the years ended December 31, 2025, 2024 and 2023 is, in each case, the total revenue and financial income in the year divided by four and then divided by the average number of quarterly active clients during the year (for the year ended December 31, 2025, the average number of quarterly active clients is defined as the average between the fourth quarter of 2025 and the fourth quarter of 2024; for the year ended December 31, 2024, the average number of quarterly active clients is defined as the average between the fourth quarter of 2024 and the fourth quarter of 2023; for the year ended December 31, 2023, the average number of quarterly active clients is defined as the average between the fourth quarter of 2023 and the fourth quarter of 2022).
(2)	Quarterly average cost to serve per quarterly active client for the year ended December 31, 2025, 2024 and 2023 is, in each case, the total cost to serve in the year divided by four and then divided by the average number of quarterly active clients during the year. For 2025, the average quarterly active clients is defined as the average between the fourth quarter of 2025 and the fourth quarter of 2024. For 2024, the average quarterly active clients is defined as the average between the fourth quarter of 2024 and the fourth quarter of 2023. For 2023, the average quarterly active clients is defined as the average between the fourth quarter of 2023 and the fourth quarter of 2022.

B. Liquidity and Capital Resources

Sources and Uses of Funding

Our principal sources of liquidity are (1) user balance – CDB and (2) user balance – payment accounts. We primarily use our cash flow from operations to fund (1) our working capital expenses and (2) our capital expenditures.

Our cash and cash equivalents totaled R$3.9 billion and R$7.5 billion as of December 31, 2025 and 2024, respectively. We believe that our current available cash and cash equivalents and the projected cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditure needs in the ordinary course of our business for the next 12 months and beyond.

In 2023, we began offering credit services to our customers. PicPay Brazil and PicPay Bank are under the oversight of the Brazilian Central Bank and are mandated to meet the capital requirements in line with prevailing legislation. Pursuant to these regulatory standards, our management actively oversees our assets and liabilities, a critical aspect that involves managing mismatches in maturity dates that may arise from the expansion of our credit portfolio, and assiduously monitoring our access to liquidity. These efforts are systematic and include a weekly forum to discuss liquidity needs and market risks, as well as ongoing monitoring of capital requirements and constant communication with our controlling shareholder regarding our capital needs. The deployment of these credit services through PicPay Bank’s balance sheet has not altered our principal liquidity sources.

Our capital management goals are to ensure ongoing compliance with minimum capital requirements set by regulatory authorities, maintain a capital structure that is appropriate to the risks assumed and to support our group’s operational continuity and stakeholder confidence.

We are subject to the prudential framework defined by the Central Bank of Brazil (BACEN), in accordance with BACEN Resolution No. 200/22 and BACEN Resolution No. 436/24, which establish capital requirements based on factors such as size, operational complexity, and risk profile. The lead entity of the prudential conglomerate is PicPay Payments Institution.

For the year ended December 31, 2024, the PicPay Conglomerate became subject to the most conservative capital levels, equivalent to those of large banks according to the BACEN classification. Such change resulted in the PicPay Conglomerate falling short of the necessary capital requirements. In response, the PicPay conglomerate presented a plan to BACEN to meet the requirements. The plan was formulated with input from financial experts and received formal approval from the Board of Directors as follows:

●	executed a capital increase of R$230.0 million, with R$100.0 million on June 28, 2024, and an additional R$130.0 million on September 19, 2024. For more information, see note 20 – Equity of our consolidated financial statements included elsewhere in this annual report.

●	established contingency arrangements whereby our group/s controllers are prepared to provide additional capital contributions, should the need arise, to ensure ongoing compliance with BACEN’s regulatory capital requirements.

Our available regulatory capital is composed of the following tiers, which are the numerators of our capital indices:

●	Common Equity Tier I Capital: includes share capital, capital reserves and retained earnings minus regulatory deductions from capital such as intangible assets and deferred tax assets;

●	Tier I Capital: includes Common Equity Tier I Capital plus Additional Tier I Capital such as perpetual subordinated debt

●	Total Capital: includes Tier I Capital plus Tier II capital such as fixed-maturity subordinated debt.

Our Risk-Weighted Assets (RWA), which are the denominator of our capital indices, reflect a bank’s exposure to credit, market, payment services and operational risks. RWA’s are calculated, for credit risk, for example, by applying different risk weights to different assets depending on their level of risk, resulting in the Risk-Weighted Assets.

On December 31, 2025, the total capital ratio was 11.74% (compared to 9.69% on December 31, 2024), which is 1.24 percentage points above the regulatory requirement of 10.5% (including the conservation buffer of 2.5%), (0.81 percentage points below the minimum regulatory requirement including the conservation buffer on December 31, 2024).

The common equity tier I ratio was 9.25% (compared to 9.69% on December 31, 2024), which is 2.25 percentage points above the regulatory requirement of 7% (including the conservation buffer of 2.5%), (2.69% above the minimum regulatory requirement including the conservation buffer on December 31, 2024).

We monitor and forecast our capital needs to maintain compliance with regulatory requirements and internal target capital ratios, maintaining constant communication with the relevant stakeholders to ensure timely fulfillment of capital needs. As part of this process, subordinated debts (Tier II) amounting to R$501.6 million were issued in November 2025.

The following table presents our capital ratios as of December 31, 2025 and December 31, 2024, calculated according to BACEN’s regulation on capital requirements and accounting, which differs from IFRS Accounting Standards in some respects, notably in the scope of consolidation and in the calculation of expected losses.

	As of December 31,
	2025	2024
	(in millions of R$)

Tier I	1,893.4	1,098.6
Tier II	508.5	—
Total Capital (Tier I + Tier II)	2,401.8	1,098.6
Risk-Weighted Assets (RWA)	20,460.4	11,342.5
Credit Risk (RWA CPAD)	16,534.4	7,183.6
Market Risk (RWA MPAD)	75.1	28.9
Operational Risk (RWA OPAD)	1,972.2	2,242.9
Payment Service Risk (RWA SP)	1,878.7	1,887.1
CAR (Basel Index)	11.74%	9.69%

We present below an evolution of the composition of our risk-weighted assets and the Basel index evolution since December, 2024.

Risk-weighted assets and Basel index evolution
(R$ billion, %)

Cash Flows

The table below sets forth our cash flows for the years presented:

	For the year ended December 31,
	2025	2024	2023
	(in millions of R$)

Net cash (used in) from operating activities	(3,739.3)	2,290.5	1,567.0
Net cash used in investing activities	(684.3)	(2,525.1)	(537.1)
Net cash from (used in) financing activities	815.4	327.2	(12.2)
Net increase (decrease) in cash and cash equivalents	(3,608.3)	92.6	1,017.6

Year Ended December 31, 2025, Compared to Year Ended December 31, 2024

Operating Activities

Our net cash used in operating activities for the year ended December 31, 2025, was R$3,739.3 million compared to a generation of cash of R$2,290.5 million for the year ended December 31, 2024. Changes in our operating assets and liabilities were primarily attributable to the aggregate effect of the following:

●	a R$2,533.7 million of cash outflow in “financial assets” for the year ended December 31, 2025, compared to R$146.0 million for the year ended December 31, 2024, related to the acquisition of treasury bonds and its fair value in consequence of changes of Brazilian interest rate.

●	a R$13,091.4 million of cash outflow in “consumer loans” related to the expansion of credit origination on our statement of financial position in the year ended December 31, 2025, compared to R$7,053.1 million in the year ended December 31, 2024. This variation occurred primarily due to the expansion of our credit portfolio.

●	a cash outflow of R$1,926.5 million as of December 31, 2025 in our trade receivables and other receivables compared to R$520.4 million as of December 31, 2024. This change results from the growth in our card operations, given the time gaps between transaction processing, fund receipt, and accounting recognition. This factor, combined with the expansion of new business lines within our app, contributed to an increase in our trade receivables and other receivables. This increase is consistent with our strategic and operational changes during the period and represents an expectation of future receipts.

●	a cash inflow in third-party funds of R$11,355.6 million as of December 31, 2025, compared to R$6,891.7 million as of December 31, 2024. This is related to the funds obtained via our CDBs through our own investment platform as well as through third-party platform distribution.

Investing Activities

Our net cash flows used in investing activities were R$684.3 million for the year ended December 31, 2025 compared to R$2,525.1 million for the year ended December 31, 2024. This decrease was primarily due to the acquisition of credit card operations of R$1,815.0 million from Banco Original in January 2024.

Financing Activities

Net cash from financing activities was a generation of cash of R$815.4 million for the year ended December 31, 2025, compared to a generation of cash of R$327.2 million for the year ended December 31, 2024. This increase was mainly due to an amount of R$1,183.4 million from a share capital increase in 2025 with the purpose to comply with credit requirements established by the BCBS and the Brazilian Central Bank regulations, in connection with the expansion of our operations.

Year Ended December 31, 2024, Compared to Year Ended December 31, 2023

Operating Activities

Our net cash from operating activities for the year ended December 31, 2024, was R$2,290.5 million compared to R$1,567.0 million for the year ended December 31, 2023. Changes in our operating assets and liabilities were primarily attributable to the aggregate effect of the following:

●	a R$6,891.7 million of cash inflow in “variations in operating liabilities – third-party funds” related to PicPay Bank CDBs offered to PicPay Brazil consumers in 2024, compared to R$4,263.6 million in 2023. In 2023, we only offered CDBs that were indexed to the CDI and could be redeemed at any time by our consumers. In 2024, in addition to daily liquidity CDBs, we began offering fixed-term CDBs through third-party platforms in addition to our PicPay Invest app, which contributed to an increase in total deposits during the year; and

●	a R$2,745.5 million of cash inflow in “variations in operating liabilities – trade payables and other obligations” in 2024 mainly related to credit card transactions corresponding to the amount payable to acquirers in connection with credit and prepaid card transactions compared to a cash inflow of R$266.4 million in 2023. Until December 2023, Banco Original was the issuing bank of our PicPay Card. However, after January 2024, PicPay became the sole issuer of its credit card, assuming obligations with card networks. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Corporate Transactions” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisitions and New Lines of Business and Other Developments.”

The aforementioned effects were partially offset by a R$7,053.1 million increase of cash outflow in “consumer loans” related to the expansion of credit origination on our balance sheet in 2024, compared to R$533.2 million in 2023. We began originating credit in October 2023, and the transaction gained more traction in 2024. Additionally, on January 26, 2024, PicS Holding acquired certain outstanding credit card assets from Banco Original. The transaction included only balances from customers with a less than 20 days past due credit position and has been accounted for as asset acquisition. As a result of such transaction, the credit card operations of our retail customers are now managed by PicS Holding.

Investing Activities

Our net cash flows used in investing activities were R$2,525.1 million for the year ended December 31, 2024 compared to R$537.1 million for the year ended December 31, 2023. This increase was primarily due to the:

●	acquisition of credit card operations of R$1,815.0 million in the year ended December 31, 2024, from Banco Original on January 2024; and

●	acquisition of intangible assets of R$521.2 million for the year ended December 31, 2024, related to internally and externally developed software, in connection with our continuing development of improvements to our digital solutions compared to R$497.4 million for the year ended December 31, 2023.

Financing Activities

Net cash from financing activities was R$327.2 million for the year ended December 31, 2024, compared to net cash used in financing activities of R$12.2 million for the year ended December 31, 2023. This increase was mainly due to R$230.0 million that was invested in PicS Holding by J&F Participações on June 28 and September 19, 2024, through the issuance and subscription of 230,000,000 quotas, all nominative and without par value, and a share capital increase of R$105.6 million that was invested in PicS Holding by J&F International on December 23, 2024, which did not occur in 2023.

Indebtedness

As of December 31, 2025, we had the following non-convertible subordinated Financial Letters: a fixed-rate senior Financial Letter in the amount of R$244.1 million and a CDI-indexed subordinated Financial Letter in the amount of R$508.5 million, maturing on December 22, 2027 and December 28, 2039, respectively.

Capital Expenditures

In the years ended December 31, 2025, 2024 and 2023, our capital expenditures (defined as additions to property, plant and equipment and intangible assets) totaled R$684.3 million, R$582.1 million and R$502.1 million, respectively. Our capital expenditures primarily relate to our investments in computers and leased assets and in intangible assets related to upgrading and developing our IT systems, software and infrastructure.

Off-Balance Sheet Arrangements

Pre-approved credit card limits (off-balance) totaled R$7.5 billion as of December 31, 2025.

D. Trend Information

We believe our operating and business performance is driven by various internal and external factors.

The most significant internal factors include:

●	our ability to attract and retain active consumers and businesses;

●	the adoption of our services, the volume of our ecosystem and the network effect;

●	our prices and mix of revenues; and

●	our costs and expenses.

The most significant external factors include:

●	the Brazilian macroeconomic environment; and

●	the Brazilian regulatory environment.

For more information, see “—A. Operating Results—Principal Factors Affecting our Financial Condition and Results of Operations.”

E. Critical Accounting Estimates

Critical Accounting Judgements and Key Estimates and Assumptions

Our audited consolidated financial statements are prepared in conformity with IFRS Accounting Standards, as issued by the IASB. In preparing our consolidated financial statements, we make certain assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our critical accounting judgments and key estimates and assumptions are described in note 4 to our audited consolidated financial statements included elsewhere in this annual report.

Recent Accounting Pronouncements

Standards, Interpretations and Amendments that are Available for Early Adoption

The new standards and amendments effective for annual periods beginning on or after January 1, 2025 include the amendments to IAS 21 related to the lack of exchangeability. Management has assessed these amendments and concluded that they do not have a material impact on the Group’s consolidated financial statements. In addition, other standards and amendments have been issued but are not yet effective, including amendments to IFRS 9 and IFRS 7 related to the classification and measurement of financial instruments, amendments arising from Annual Improvements to IFRS Accounting Standards – Volume 11, and IFRS 18 – Presentation and Disclosure in Financial Statements, which will be effective for annual periods beginning on January 1, 2027. Management has not early adopted these standards and amendments and does not expect their adoption to have a significant impact on the Group’s consolidated financial statements, other than changes in presentation, classification and additional disclosures.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

We are managed by a board of directors, consisting of executive directors and non-executive directors, who may appoint executive officers to manage our day-to-day operations.

Board of Directors

We have a one-tier board of directors. The number of directors shall be determined by the board of directors, provided that the board of directors shall consist of a minimum of four directors and a maximum of eleven directors of which a minimum of one and a maximum of three executive directors and a minimum of three and a maximum of ten non-executive directors. Directors shall be appointed as such by our general meeting at the nomination of the board of directors. Only individuals may be a member of our board of directors. The board of directors or two executive directors acting jointly are authorized to represent PicPay Netherlands.

The general meeting shall appoint one of the non-executive directors as chairman of the board of directors. The board of directors may appoint a non-executive director as vice-chairman. If the chairman is absent or unable to act, the vice-chairman shall assume the duties of the chairman. The board of directors may also grant other titles to directors and may at any time revoke any such title granted to a director.

If the chairman of the board of directors is not independent within the meaning of the Dutch Corporate Governance Code, the board of directors may designate an independent non-executive director as the “Lead Independent Director.” The Lead Independent Director shall, among other duties, deputize for the chairman in their absence and act as a liaison between the independent non-executive directors and the chairman and chief executive officer.

Under Dutch law, the board of directors is responsible for the company’s management, the general affairs of the company’s business and the general affairs of its subsidiaries. It is also responsible for determining the company’s strategy and outlining its policy. The board of directors may allocate its duties among the directors pursuant to its board regulations dealing with matters such as its internal organization, the decision-making process, the composition, the duties and organization of committees and any other matters related to the board of directors, the directors and the board committees, provided that (i) supervising the performance of the executive directors, (ii) making a nomination for the appointment of directors, (iii) determining an executive director’s remuneration, and (iv) instructing an auditor, may not be allocated to the executive directors. In the performance of their tasks, the directors must be guided by the interests of the company and the enterprise connected with it. Under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.

Each director shall be appointed for a term of approximately one-year, which period shall end immediately after the annual general meeting that will be held in the calendar year after the date of his or her appointment (unless reappointed by the general meeting, taking into consideration the aforementioned term).

Our general meeting may at any time suspend or dismiss any director. Our board of directors may at any time suspend an executive director. A resolution by the general meeting to suspend or dismiss a director can only be adopted by a two/thirds majority in a meeting at which at least half of the issued and outstanding capital is present or represented.

We do not have any severance agreements or other arrangements with our directors that provide benefits upon termination of employment or service as a director of PicPay Netherlands.

The following table sets forth certain information in respect of the current members of our board of directors:

Name	Age	Position
José Antonio Batista Costa	41	Chairman and non-executive director
Eduardo Chedid Simões	55	Executive director
Eduardo Cruz	62	Non-executive director(1)
Jackson Ricardo Gomes	68	Non-executive director(1)
Marcio Antonio Teixeira Linares	77	Non-executive director(1)
Mauricio Costa de Moura	57	Non-executive director(1)
William Rodney Pruett	45	Non-executive director(1)

(1)	Independent director pursuant to Nasdaq listing rules and the DCGC.

The following is a brief summary of the business experience of the directors. The business address of our directors is c/o Picpay Holdings Netherlands B.V., Stroombaan 10, 1181 VX Amstelveen, the Netherlands.

José Antonio Batista Costa has served as a non-executive member of the board of directors of PicPay Netherlands since September 2024. From March 2024 to September 2024, he served as an executive director of the board of directors of PicPay Netherlands. He also serves as a member of the board of directors of PicS Ltd. since February 2021 (and as its chairman since July 2023). He served as Chief Executive Officer of PicPay Brazil from July 2020 to August 2023, as its officer from August 2023 to June 2024, and also served as the chairman of its board of directors from October 2017 to December 2021. He also serves as Chief Executive Officer of J&F Participações since June 2022. Moreover, Mr. Batista served as Chief Executive Officer of J&F S.A. from October 2017 to April 2021. In addition, he served as a member of the board of directors of Banco Original from February 2019 to April 2021 and from July 2022 to July 2024 and as Chief Executive Officer of Banco Original from September 2022 to July 2024. Moreover, he served as Chief Executive Officer of Flora Cosméticos e Limpeza from July 2018 to January 2020. Prior to that, Mr. Batista served in different management capacities where he led multi-disciplinary teams and was responsible for strategic performance, finance and logistics in the investment and food industries, acting as Chief Financial Officer of PicPay Brazil in 2018, vice-president of logistics and supply chain of JBS USA Food Company in 2018 and as an executive officer of JBS S.A. from 2011 to 2015. Mr. Batista holds a degree in business administration from Universidade Paulista – UNIP and is a professional investor (investidor profissional) under Brazilian law.

Eduardo Chedid Simões has served as an executive member of the board of directors of PicPay Netherlands since October 2024 and our Chief Executive Officer since February 2024. He has served as Chief Operating Officer of PicS Ltd. since August 2023. He also serves as the Chief Executive Officer of PicPay Brazil since 2022, having previously served as Chief Operating Officer of PicPay Brazil in the same year. Mr. Chedid joined PicPay Brazil in January 2021 as Executive Vice President of Financial Services. He has almost 30 years of experience in the financial services and payments sector, being responsible for the acquisition of companies such as Credicard (at the time, the largest Brazilian credit cards issuer), VISA Inc. (both in Brazil and the USA) and Cielo (a top five acquiring company in the world at the time) as well as fintechs such as Elo (a Brazilian payment system company). He was also the Chief Executive Officer of Elo for 6 years and Commercial Vice President at Cielo. Mr. Chedid also served as a Vice President of Visa and as a Director of Credicard. With his vast experience, He was also a member of the board of directors of ABECS, the Brazilian Association of Credit Card Companies and Services, from 2015 to 2021. Mr. Chedid holds a bachelor’s degree in Business Administration from EAESP Fundação Getúlio Vargas.

Eduardo Cruz has served as a non-executive independent member of the board of directors of PicPay Netherlands since September 2024 and PicS Ltd. since February 2024. He has more than 30 years of experience in financial services as a senior banker with broad product and client experience as both a lead originator and execution specialist for significant transactions. Mr. Cruz was a Managing Director of Citigroup in New York for almost 20 years, having served as head of the Latin America Corporate and Investment Banking team. He also served as a partner of Goldman Sachs Group, working at their Investment Banking division and Vice President at J.P Morgan. Mr. Cruz holds a bachelor’s degree in chemical engineering with cum laude honors from Yale University and an MBA with honors at Harvard Business School.

Jackson Ricardo Gomes has served as a non-executive, independent member of the board of directors of PicPay Netherlands since September 2024 and PicS Ltd. since March 2021. He has worked in the banking industry for more than 35 years, currently serving as board member and advisor in new digital financial companies (fintechs) and as angel investor in startups in Brazil and Portugal. Mr. Gomes worked at Banco Original from 2013 to 2016, serving as Chief Executive Officer from 2015 to 2016. Previously, he was responsible for the implementation of the risk management, compliance and control divisions at Banco Itaú, where he worked for more than 20 years. Mr. Gomes has participated in several working groups organized by the IIF- International Institute of Finance to discuss Basel 2 and 3 regulations with the banking authorities at the BIS, from 2000 to 2011. Mr. Gomes holds an MBA from the University of Chicago Booth School of Business and an aeronautics engineering degree from the Aeronautical Institute of Technology in Brazil.

Marcio Antonio Teixeira Linares has served as a non-executive, independent member of the board of directors of PicPay Netherlands since October 2024 and PicS Ltd. since July 2024. He has more than 50 years of experience in the financial services sector. Mr. Linares currently serves as board member of Eldorado Celulose and from 2019 to 2023 he served as Chairman of the Board of Directors of Banco Original and Chairman of the Board of Directors of J&F. Mr. Linares also served as Chief Executive Officer of Banco Original from 2016 to 2018. Previously, from 2006 to 2009, he served as Executive Director at Itaú Unibanco, responsible for Middle Market. He also served as Executive Vice President at BankBoston from 1996 to 2006. At Banco Noroeste, he worked as Managing Director for 20 years, being responsible for the credit, retail banking, operations, legal, product, facilities, technology and human resources areas. He is a Mechanical Engineer graduated from Escola de Engenharia Mauá in São Paulo and holds an MBA from Fundação Getulio Vargas.

Mauricio Costa de Moura has served as a non-executive, independent member of the board of directors of PicPay Netherlands since October 2024. He served at the Brazilian Central Bank for 21 years (from 2003 to 2024), where he held key roles in banking supervision and as a board member. His responsibilities included on-site and remote assessments of financial institutions, focusing on financial soundness, corporate governance, risk management, internal controls, auditing and compliance. From 2017 to 2023, Mr. Moura was promoted to Deputy Governor, becoming a voting member of the Brazilian Monetary Policy Committee (Copom), the Financial Stability Committee (Comef), and the Board of Directors of the Brazilian Central Bank. He also led the conduct supervision area, overseeing anti-money laundering and anti-terrorism financing initiatives. Concurrently, Mr. Moura contributed to the Brazilian Central Bank Pension Foundation (Centrus) as a Board member from 2018 to 2024, serving as Chairman from 2020 to 2024. Mr. Moura holds a master’s degree in Administration from the School of Administration, Economics, and Accounting of the University of São Paulo (FEA-USP), an MBA from the School of Advertising and Marketing (ESPM), and a degree in Administration from the University of the Amazon (Unama). He is currently pursuing an MBA in International Accounting (IFRS) at Fipecafi College, expected to be completed in 2025

William Rodney Pruett has served as a non-executive, independent member of the board of directors of PicPay Netherlands since February 2025. From 2015 to 2025, Mr. Pruett was a portfolio manager in the equity division of Fidelity Investments. In this role, Mr. Pruett was responsible for managing the Fidelity Latin America Fund and was co-manager of the Fidelity Series Emerging Markets Opportunities Fund, responsible for investments in emerging markets financial services firms. Prior to that, Mr. Pruett worked as an equity research analyst, responsible for covering financial services, global mining and international consumer companies. Before joining Fidelity in 2008, Mr. Pruett was an international manager at HSBC, working in credit and digital banking roles. He has been in the financial industry since 2001. Mr. Pruett earned his bachelor of arts degree in economics from the University of Chicago and his master of business administration degree from Harvard University.

Director Independence

Our board of directors has determined that Eduardo Cruz, Jackson Ricardo Gomes, Marcio Antonio Teixeira Linares, Mauricio Costa de Moura and William Rodney Pruett qualify as independent under the Nasdaq rules on director independence.

In addition, Eduardo Cruz, Jackson Ricardo Gomes, Marcio Antonio Teixeira Linares, Mauricio Costa de Moura and William Rodney Pruett qualify as independent within the meaning of the Dutch Corporate Governance Code.

Executive Officers

Our executive officers are responsible for managing the day-to-day operations of the Company. The executive officers that are not also a member of our board of directors have been granted a general power of attorney (algemene volmacht) to represent PicPay Netherlands. Our executive officers who are not also a member of our board of directors were appointed by our board of directors for an indefinite term.

The following table lists our current executive officers:

Name	Age	Position
Eduardo Chedid Simões	55	Chief Executive Officer
Rodrigo Luís Rosa Couto	50	Chief Financial Officer
André Augusto Cazotto	39	Investor Relations, Strategy and M&A Officer

The following is a brief summary of the business experience of our executive officers. The business address of our executive officers is c/o Picpay Holdings Netherlands B.V., Stroombaan 10, 1181 VX Amstelveen, the Netherlands.

Eduardo Chedid Simões has served as our Chief Executive Officer since February 2024. For more information regarding Mr. Eduardo Chedid Simões, see “—Board of Directors.”

Rodrigo Luis Rosa Couto has served as our Chief Financial Officer since October 2025. He is also PicPay Brazil’s Chief Financial Officer. Mr. Couto has more than 20 years of experience in the financial sector. Before joining us, he served as the Chief Financial Officer at Itaú Chile for over four years, as well as in various senior Risk and Finance positions in Itaú Brazil for 11 years. Additionally, Mr. Couto worked as a Finance and Risk Management Consultant at McKinsey & Company for three years and served as a bank supervisor at the Brazilian Central Bank for more than five years.

André Augusto Cazotto has served as our Investor Relations, Strategy and M&A Officer since October 2025. Mr. Cazotto has over twenty years of experience in the payments and financial services sector in Brazil. He is also PicPay Brazil’s executive officer. Before joining us in March 2021, he served as the Investor Relations Officer of PagSeguro (PagBank) for over three years, leading their IPO in the United States and worked as Investor relations and other roles in finance and treasury at Cielo for more than 10 years.

Family Relationships

Mr. José Antonio Batista Costa, our chairman and one of our non-executive directors, is a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Committees

Audit Committee

We have an audit committee, which consists of Jackson Ricardo Gomes, Marcio Antonio Teixeira Linares and Mauricio Costa de Moura. Our audit committee shall assist our board of directors in overseeing our accounting and financial and sustainability reporting processes and the audits of our financial statements. Jackson Ricardo Gomes serves as chairman of the audit committee. In addition, our audit committee is directly responsible for the appointment (subject to board of directors and shareholder ratification), compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee consists exclusively of members of our board of directors who are financially literate. Jackson Ricardo Gomes is considered an “audit committee financial expert” as defined by the SEC.

Our board of directors has determined that Jackson Ricardo Gomes, Marcio Antonio Teixeira Linares and Mauricio Costa de Moura satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. SEC and Nasdaq rules with respect to the independence of our audit committee require that all members of our audit committee must meet the independence standard for audit committee membership within one year of the effectiveness of the registration statement for our initial public offering.

The audit committee is governed by a charter that complies with Nasdaq rules and the Dutch Corporate Governance Code. The audit committee is responsible for, among other matters:

●	the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, subject to board of directors and shareholder ratification;

●	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

●	reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;

●	obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and us consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;

●	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;

●	reviewing with management and the independent auditor, in separate meetings whenever the audit committee deems appropriate, any analyses or other written communications prepared by the management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS Accounting Standards methods on the financial statements; and our other critical accounting policies and practices;

●	supervising the policy on tax planning;

●	reviewing, in conjunction with our Chief Executive Officer and Chief Financial Officer, our disclosure controls and procedures and internal control over financial reporting;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

●	approving or ratifying any related party transaction (as defined in our related party transaction policy) in accordance with our related party transaction policy.

The audit committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event, at least four times per year.

Compensation Committee

We have a compensation committee, which consists of Jose Antonio Batista Costa, Eduardo Cruz and Marcio Antonio Teixeira Linares. Our compensation committee shall assist our board of directors in determining the remuneration granted to individual directors and preparing the remuneration report and any other required compensation disclosure. Jose Antonio Batista Costa serves as chairman of the compensation committee.

The compensation committee is governed by a charter that complies with the Dutch Corporate Governance Code. The compensation committee is responsible for, among other matters:

●	submitting a clean and understandable proposal to the board of directors concerning the remuneration policy;

●	determining the remuneration of the individual directors;

●	overseeing the implementation of the Company’s remuneration policy and administering equity incentive and deferred compensation benefits plans of the Company; and

●	preparing the remuneration report and any other required compensation disclosure pursuant to the law and the rules of the SEC or the Nasdaq.

The compensation committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event, meets at least two times per year.

Nominating Committee

We have a nominating committee, which consists of Jose Antonio Batista Costa, Eduardo Cruz and Mauricio Costa de Moura. Our nominating committee shall assist our board of directors on matters concerning succession planning of the board of directors. Jose Antonio Batista Costa serves as chairman of the nominating committee.

The nominating committee is governed by a charter that complies with the Dutch Corporate Governance Code. The nominating committee is responsible for, among other matters:

●	drawing up selection criteria and appointment procedures for directors;

●	periodically assessing the size and composition of the board of directors, and making a proposal for a composition profile of the board of directors;

●	periodically assessing the functioning of individual directors and the board of directors as a whole, and reporting on this to the board of directors;

●	making recommendations for director appointments and reappointments;

●	supervising the policy of the board of directors on the selection criteria, appointment procedures and evaluation of senior management; and

●	making recommendations to the board of directors, at such times as the board of directors deems appropriate, as to the independence of each director.

The nominating committee meets as often as it determines is appropriate to carry out its responsibilities, but in any event, meets at least two times per year.

B. Compensation

Compensation of Directors and Officers

The board of directors determines the remuneration of the directors of PicPay Netherlands with due observance of the remuneration policy adopted by the general meeting at the proposal of the board of directors. Executive directors may not take part in the decision-making process in respect of the remuneration of executive directors. A proposal with respect to a remuneration scheme in the form of shares or rights to shares must be submitted by the board of directors to the general meeting for its approval. This proposal must set out at least the maximum number of shares or rights to shares to be granted to executive directors and the criteria for granting or amendment.

Under Dutch law, we are required to disclose compensation paid to our directors on an individual basis in the Company’s management report. We are not required to disclose compensation paid to our executive officers on an individual basis, unless such executive officer is also a director.

In accordance with our remuneration policy, our directors receive fixed and may receive variable compensation. They also receive benefits in line with market practice. The fixed component of their compensation is set on market terms and may be adjusted annually, with due observance of the remuneration policy.

The compensation of our executive officers is determined by the board of directors. Our executive officers receive fixed and may receive variable compensation. They also receive benefits in line with market practice. The fixed component of their compensation is set on market terms and may be adjusted annually.

The amount paid as compensation for our key management, including short-term benefits, was R$24.4 million for the year ended December 31, 2025, R$18.2 million for the year ended December 31, 2024 and R$18.5 million for the year ended December 31, 2023.

Adjustments to Variable Remuneration

Pursuant to Dutch law, the variable remuneration of board members may be reduced or board members may be obliged to repay (part of) their remuneration to our company if certain circumstances apply, which are summarized below.

Pursuant to Dutch law, the board of directors may adjust the variable remuneration to an appropriate level if payment of the variable remuneration were to be unacceptable according to the criteria of reasonableness and fairness.

In addition, the board of directors will have the authority under Dutch law to recover from an executive director any variable remuneration awarded on the basis of incorrect financial data in respect of underlying targets or other circumstances of which the variable remuneration is dependent.

Employment Agreements

We have entered into, through our Brazilian subsidiaries, employment agreements with each of the executive officers listed under “—Executive Officers” above. These agreements include provisions regarding duration, remuneration and employment benefits, among others.

Long-Term Incentive Plan

Our board of directors has adopted a Long-Term Incentive Program, which is applicable to us and our subsidiaries.

The purpose of our Long-Term Incentive Program is to: (1) incentivize the long-term commitment of its beneficiaries to us; (2) attract and retain the leading professionals by offering incentives that are aligned with our continued growth; and (3) provide us with a competitive advantage in the market when hiring talent.

Any of ours or our affiliates’ employees, board members, executives officers or other members elected by our chief executive officer and board of directors, on a discretionary basis, may be beneficiaries under our Long-Term Incentive Program.

In connection with our Long-Term Incentive Program (“LTIP”), beneficiaries were granted rights to a percentage of our total share capital, with the maximum aggregate number of shares issuable under the LTIP equivalent to 3% of our total capital stock immediately following our initial public offering (“IPO”). The percentage of total shares granted to each beneficiary was determined on a discretionary basis by our chief executive officer. On January 30, 2026, the completion of our IPO satisfied the non-market performance (liquidity) condition of the LTIP. Accordingly, to the extent that the applicable service conditions had been satisfied by beneficiaries as of the IPO date, a portion of the outstanding LTIP awards vested and became eligible for settlement in cash or in our Class A common shares, as applicable.

Directors’ and Officers’ Insurance

We provide civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

Exculpation and Indemnification of Directors and Officers

Members of our board of directors, including former members, have the benefit of the following indemnification provisions in our Articles of Association:

Current and former members of our board of directors shall be reimbursed for all expenses (including reasonably incurred and substantiated attorneys’ fees), financial effects of judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, provided he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests or out of his or her mandate, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Any indemnification shall be made only (unless ordered by a court) upon a determination that indemnification of a director or former director is proper under the circumstances because he or she had met the applicable standard of conduct set.

Expenses that a director or former director has incurred in defending a civil or criminal action, suit or proceeding may be paid by PicPay Netherlands in advance of the final disposition of such action, suit or proceeding, upon a resolution of the board of directors with respect to the specific case upon receipt of an undertaking by or on behalf of the director to repay such amount, unless it is ultimately determined that such director is entitled to be indemnified by us.

A director or former director of PicPay Netherlands shall not be entitled to any indemnification, if and to the extent:

●	Dutch law would not permit such indemnification;

●	a Dutch court, a judicial tribunal or, in case of an arbitration, an arbitrator has established by final judgment that is not open to challenge or appeal, that the acts or omissions of the director can be considered intentional, fraudulent, grossly negligent, willfully reckless, seriously culpable, or willful misconduct on the part of the director, unless this would in the given circumstances be unacceptable according to the standards of reasonableness and fairness;

●	the costs or the decrease in assets of the director are covered by an insurance and the insurer started payment of the costs or the decrease in assets; or

●	PicPay Netherlands brought up the procedure in question before a court.

C. Board Practices

For information about our board practices, see “—A. Directors and Senior Management.”

D. Employees

As of December 31, 2025, 2024 and 2023, PicPay had 4,629, 4,202 and 4,156 employees, respectively. PicPay also engages temporary employees and consultants as needed to support our operations.

	As of December 31, 2025
Function	Number of Employees	% of Total
Technology and Product Development (1)	2,712	58.6%
Sales, Marketing, and Growth	192	4.2%
Operations (2)	431	9.3%
General and Administrative	1,294	28.0%
Total	4,629	100.0%

(1)	Includes data, technology, devOps, product, and design teams.
(2)	Includes customer support, fraud prevention, registration teams, among others.

PicPay’s structure is divided into business units (BUs) that are part of our four main business segments: Consumer Banking, Audiences and Ecosystem Integration, Small and Medium-Sized Businesses, and Institutional. We currently have eleven independent and empowered business units that have ownership and autonomy to run their businesses on a daily basis, supported by a governance team that orchestrates all communication and product offerings, which we believe helps us accelerate our product development and reduce our time to market on products and launch new features. Each business unit has its own product, technology and engineering, planning, data, operations, and business development teams. All of them report directly to the head of the applicable business unit and the head of each business unit reports directly to the executive responsible for each business level. These executives report directly to our chief executive officer. Below is an illustration of the structure of one of our business units:

BU Structure Example

Our data, technology and development and operations teams are divided into business units, which we believe enables us to solve issues, implement systems and develop new products and services in a more efficient manner. Each business unit has a chief technology officer (CTO) that oversees the employees of such unit and reports to the head of the business unit. Our product and design teams are also divided into business units and report directly to the head of each business unit.

The vast majority of our sales team is part of our Small and Medium-Sized Businesses business line, being responsible for acquiring new merchants and business to our platform by affiliating them to the PicPay’s payment network and partnering with companies to offer PicPay corporate benefits services. Our sales team reports directly to the head of sales, who reports to the executive responsible for our Small and Medium-Sized Businesses business line. Our marketing team serves the entire company and is responsible for our brand and for the development of new marketing campaigns along with our business units. Our growth teams are responsible for consumer acquisition and for identifying and executing growth opportunities and digital sales in each business unit through data and experimentation.

Our operations teams are responsible for the onboarding process, registration, customer support, fraud prevention, transactional detection and investigation, among other activities to guarantee a smooth and secure customer experience. We have two operations teams, one that oversees all operations from the consumer side of our ecosystem and the other one that oversees all operations from the business side of our ecosystem.

General and administrative teams are composed of finance (treasury, financial planning and analysis, controlling and accounting, and purchase department), legal, human resources, investor relations, M&A, corporate strategy and market intelligence, communication, risks, audit, credit and collection, and economists professionals.

Risk Management Team

Risk management is an important pillar of our strategic management. Our risk management structure broadly permeates our company, with the objective of ensuring that risks are properly identified, measured, mitigated, monitored, and reported, to support the development of our activities.

We have made significant investments in our risk management structure, including in our team, aiming to improve our processes and experience of our team in order to comply with the applicable regulations and achieve our risk management objectives.

Out of our 4,629 employees as of December 31, 2025, 180 employees were part of our risk management team, which is broken down into five main areas: (1) credit risk; (2) market and liquidity risk; (3) money laundering prevention; (4) socio-environmental and operational risk, internal controls, and business continuity management; and (5) information security (cyber security, data security and privacy, so on). Our risk management executive reports directly to our chief executive officer. Our chief executive officer oversees such employees, as well as any other applicable management employees.

Risk management matters are decided by the Risk Management Committee, composed of our statutory executive officers, including our chief executive officer and the risk executive. This Committee’s agenda is structured based on the deliberations of subcommittees, which are coordinated by the risk executives and include the participation of executives from our business areas. These subcommittees convene at least monthly, ensuring a continuous flow of information, timely assessment of emerging risks, and proper escalation of relevant topics to the Risk Management Committee.

The subcommittees are listed below:

●	Credit Risk Subcommittee: attended by our risk executive, our chief financial officer, and executives from our credit related business areas.

●	Asset and Liability Management Subcommittee (ALCO): attended by our risk executive, our chief financial officer, our treasurer, and executives from our credit and funding business areas.

●	Fraud and AML Subcommittee: attended by our risk executive, our information security executive, our fraud prevention executive, and our executives from the business areas.

●	Operational Risk and Internal Controls Subcommittee: attended by our risk executive, our chief financial officer, our general counsel and compliance executive, and other executives from our business areas.

●	Cybersecurity and Data Privacy Subcommittee: attended by our risk executive, our information security executive, our fraud prevention executive, our general counsel and compliance executive, and other executives from our business areas.

In addition, our risk management executives participate in the following decision making forums within the business areas:

●	Credit Subcommittee: coordinated by our head of credit and attended by our chief executive officer, our chief financial officer, our risk executive, our head of consumer financial services, our collections executive, our head of cards, our head of loans, and our head of wallets and banking.

●	Collections Subcommittee: coordinated by the collections executive and attended by the chief executive officer, the chief financial officer, the risk executive, the executive of consumers financial services, the head of credit, the head of cards, the head of loans, and the head of wallet and banking.

Credit Risk

We define credit risk as the possibility of losses arising from various situations, including the following:

●	our counterparty’s failure to meet obligations under the contracted terms;

●	depreciation or reduction in the remuneration or expected earnings of a financial instrument due to the deterioration in the credit quality of the counterparty, intermediary party or mitigation instrument;

●	forbearance of financial instruments, which involves a renegotiation granting advantages to the counterparty as a result of deterioration in its credit quality; and

●	recovery costs of problematic assets.

For purposes of credit risk management, the counterparty is defined as the borrower, guarantor, or issuer of an acquired security. As part of our credit recovery process, we have a range of products which includes early delinquency recovery products (e.g., aditamento, parcelamento do saldo total), substitution of unsecured products with secured products as well as products offered following renegotiation, which are gaining importance as our portfolio matures. Forbearance of financial instruments involves renegotiation that grants advantages to the counterparty due to deterioration in credit quality and such advantages may be embedded in the original financial instruments or in new instruments used to liquidate or refinance them.

Our credit risk management structure operates independently from our business units and offers processes and tools to measure, monitor and report credit risk across all products, aimed at constantly ensuring compliance with approved policies and our risk appetite framework. Moreover, our credit risk management evaluates and monitors the impacts of potential economic changes on our credit portfolio to maintain its resilience during economic downturns. We use our customers’ internal information, statistical models, external data, and other quantitative analyses to determine the risk profile of each customer in our portfolio. The collected information is employed to manage portfolio credit risk and to measure expected credit losses, with periodic assessments of changes in provision amounts.

Market and Liquidity Risk

Market risk is defined as the potential for losses resulting from changes in the market values of the financial instruments we hold. Liquidity risk, in turn, refers to the possibility that we may be unable to duly meet our expected and unexpected obligations, whether current or future.

Our market and liquidity risk management team plays a critical role in safeguarding the stability and integrity of our financial operations, being responsible for processing, measuring, and reporting exposures in various market risk factors, mainly focused on interest rates and foreign exchange, resulting from positions held by the company.

This team also diligently monitors our liquidity risk with the goal of ensuring that we maintain a sufficient buffer of high-quality liquid assets capable of withstanding severe stress scenarios. Furthermore, such team assists our senior management in preserving an appropriate funding profile in terms of tenor, type, and counterparties.

In the event of deteriorating liquidity indicators, our contingency funding plan sets forth potential management actions to be taken, ensuring readiness and resilience in adverse conditions.

Operational Risk

Operational risk is defined as the possibility of losses resulting from external events or from failure, deficiency or inadequacy of our internal processes, personnel or systems. This definition includes the legal risk associated with inadequacy or deficiencies in contracts we have entered into, sanctions due to non-compliance with legal provisions, and compensation for damages to third parties arising from our activities.

In our operational risk and internal controls framework, we operate within a three lines of defense model. The first line is executed by our business units, the second one by our operational risk and internal controls team, and the third one by our internal audit team.

Our operational risk and internal controls team, in collaboration with the applicable business unit, is responsible for identifying and assessing potential operational risks and establishing control mechanisms. They conduct assessments of control mechanisms through design and effectiveness tests.

Moreover, such team is responsible for preparing and periodically testing business continuity plans, as well as coordinating risk assessments for significant product launches and changes within our business environment.

Within our operational risk management framework, our business units must report suspected and actual operational risk events to the operational risk and internal controls team. These events are reported in specific forums, where applicable action plans are defined and monitored until their complete resolution.

Money Laundering Prevention

Our money laundering prevention team plays a crucial role in safeguarding us from illicit activities. The main activities of such team include:

●	Customer Due Diligence (CDD) and Know Your Customer (KYC): verifying customer identities, assessing risks associated with them and ensuring compliance with regulations;

●	Know Your Employee (KYE): verifying and monitoring employees to prevent internal risks, such as employee collusion with money launderers;

●	Know Your Partner (KYP): assessing and monitoring business partners with the goal of ensuring they do not represent a money laundering risk to the organization;

●	Know Your Supplier (KYS): evaluating and vetting suppliers to mitigate the risk of them being involved in money laundering activities;

●	Transaction Monitoring: monitoring financial transactions to detect suspicious activities or patterns that may indicate money laundering;

●	Suspicious Activity Reporting (SAR): investigating and reporting any unusual or potentially criminal financial activities to regulatory authorities;

●	Compliance Oversight: promoting compliance with anti-money laundering (AML) policies and regulations through ongoing monitoring and audits;

●	Training and Awareness: educating employees on money laundering risks, detection techniques, and reporting obligations;

●	Risk Assessment: conducting regular assessments to identify and mitigate money laundering risks within the organization;

●	Technology Utilization: implementing sophisticated software and tools for enhanced monitoring, analysis and reporting of suspicious activities.

Cybersecurity Risk

Our cybersecurity team consists of one information security executive and professionals specialized in various areas, such as cloud security, incident response, SOC – Security Operations Center and Security Platform, identity and access management – IAM, governance, risk and compliance – GRC, application security, vulnerability management, and offensive security.

Our cybersecurity employees hold leading certifications in the security market, such as ISC2 – Certified Information Systems Security Professional (CISSP), EXIN – Information Security Foundation (ISFS) ISO 27002 Foundation, EC-Council – Certified Ethical Hacker (CEH), among others.

Secure Development

During the development of our products, our security team performs threat models foreseeing potential flaws, delivers security requirements to avoid such flaws and performs rigorous penetration tests. Our methodology comprehends concepts such as security by design and shift-left security, which are proven to be efficient manners to deliver security-centered products. Moreover, our products and infrastructure are subject to constant security analysis through the use of automated tools, bug bounty and real attack simulations. Any weaknesses identified are managed from their discovery until mitigation through a thorough risk and vulnerability management process.

Cybersecurity Culture

We believe that culture is the fundamental basis for change and that the human factor is essential to ensure comprehensive information security for our products and services. Therefore, programs such as awareness training have their effectiveness periodically measured, considering that the human factor is the most susceptible to cybersecurity failures in companies.

Guardrails

The speed required for the development of our products and services is guided through the implementation of limits, or guardrails, to ensure that standardized security controls are automatically followed in real-time to implement secure applications.

Threat Intelligence

We have a team that works around the clock, monitoring and creating automated detection and action controls in case of suspected cyber-attacks. Through log tracking and audit, with the use of artificial intelligence and automation, suspicious actions or actions from malicious agents are contained and remediated.

Our Culture

Alignment with our mission, values and beliefs has been crucial for the success of our employees, our business partners, our communities and our shareholders.

We adhere to seven values that guide our culture and way of being, as described below:

Ownership Attitude

We are committed to results, we possess in-depth knowledge of what we do, and have a holistic view. We act with determination, discipline, and are detail-oriented people. Hands-on, always striving to be the best at what we do and never give up. We are always available and set an example. We are indignant, don’t accept mediocrity, don’t stay silent or passive when we see something not working well or that could be improved. We are mindful regarding expenses and the saving of every penny. We are engaged with the organization’s culture.

Availability

We are approachable, accessible, and always available, without regard to day or hour, always ready and prioritizing work. We are open to the new, embrace change, and are motivated by new challenges.

Honesty

We are straightforward, sincere, truthful, and transparent in our relationships, always with respect, in a positive, inclusive, and welcoming approach. We do not hold back, we express our opinions even when we differ from others. We know how to say no.

Humbleness

We listen and take into consideration others’ opinions. We are not afraid to ask or admit not knowing something. We are not arrogant or vain and we are always respectful to others. We do not care about status or consider ourselves the sole owner of the truth. Prioritizes “we” over “I.”

Simplicity

We make things happen in a simple and practical way, we are hands-on, go straight to the point, simplify and streamline while respecting the rules.

Determination

We are resolute, deliver superior results, and keep our commitments. We make things happen, seek alternatives for problems, and engage people towards a common goal. We have a sense of urgency, an ownership attitude, and never give up.

Discipline

We comply with our agreements, are punctual with time and commitments. We execute tasks in a disciplined manner. We are focused, pragmatic, optimize time, activities, and resources. We deliver results and we don’t make excuses.

Relationship with Unions

Although we are subject to labor proceedings, investigations and fines in the ordinary course of business, we believe we have good relations with our employees and the unions and other labor organizations that represent them. Certain employees worldwide are represented by labor organizations, and our relationships with these employees are governed by collective bargaining agreements.

E. Share Ownership

The following table sets forth the number and percentage of our common shares held by our directors and executive officers, individually and as a group, as of the date of this annual report:

	Shares Outstanding						%
	Class A common shares		Class B common shares		Total		Voting Power (1)
	Shares	%	Shares	%	Shares	%
Directors and executive officers
José Antonio Batista Costa (2)	4,269,216	9.90%	—	—	4,269,216	3.29%	0.47%
Eduardo Chedid Simões (3)	1,154,809	2.68%	—	—	1,154,809	0.89%	0.13%
Eduardo Cruz	—	—	—	—	—	—	—
Jackson Ricardo Gomes	—	—	—	—	—	—	—
Marcio Antonio Teixeira Linares	—	—	—	—	—	—	—
Mauricio Costa de Moura	—	—	—	—	—	—	—
William Rodney Pruett	100,000	0.23%	—	—	100,000	0.08%	0.01%
Rodrigo Luís Rosa Couto	—	—	—	—	—	—	—
André Augusto Cazotto	8,200	0.02%	—	—	8,200	0.01%	0.00%
Total directors and executive officers (4)	5,532,225	12.83%	—	—	5,532,225	4.27%	0.61%

(1)	Percentage of total voting power represents voting power with respect to the aggregate voting power of all of our Class A common shares and our Class B common shares combined. Holders of our Class B common shares are entitled to 10 votes per share, and holders of our Class A common shares are entitled to one vote per share.
(2)	Mr. José Antonio Batista Costa, our chairman and one of our non-executive directors, has been appointed as beneficiary of Stichting JAB, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting JAB. For more information about Stichting JAB, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
(3)	Mr. Eduardo Chedid Simões, our chief executive officer and executive director, has been appointed as beneficiary of Stichting ECS, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting ECS. For more information about Stichting ECS, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
(4)	We expect to deliver Class A common shares to certain members of our board of directors and executive officers, pursuant to our Long-Term Incentive Program. These Class A common shares will not, in the aggregate, exceed 3% of our total capital stock immediately following our initial public offering. For more information about senior management compensation, see “—B. Compensations—Compensation of Executive Officers and Directors.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following tables and accompanying footnotes presents information relating to the beneficial ownership of our Class A common shares and Class B common shares, as of March 31, 2026, by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;

●	each of our directors and executive officers that individually own 1% or more of our outstanding shares; and

●	all of our directors and executive officers as a group.

The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of 43,135,919 Class A common shares and 86,451,624 Class B common shares outstanding as of March 31, 2026.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. The following table does not reflect the controlling shareholder shares that the anchor investors under our initial public offering may purchase upon exercise of the anchor investor warrants as these warrants are not exercisable within 60 days of the date of this annual report. For more information, see “—Anchor Investment.”

Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table.

Unless otherwise indicated below, the address for each beneficial owner is c/o PicPay Brazil, Av. Manuel Bandeira, 291, Block A, 2nd floor, São Paulo, SP, 05317-020, Brazil.

We are not aware of any arrangement whereby we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, nor are we aware of any arrangement that may, at a subsequent date, result in a change of our control. We have not sought to verify any information provided to us by our major shareholders, including publicly available information. Our major shareholders may hold, acquire, sell or otherwise dispose of our common shares at any time and may have acquired, sold or otherwise disposed of our common shares since the date of the information reflected herein. Other information about our major shareholders may also change over time.

	Shares Outstanding						%
Shareholder	Class A common shares		Class B common shares		Total		Voting Power (1)
	Shares	%	Shares	%	Shares	%
5% Shareholders
J&F International (2)	—	—	86,451,624	100.0	86,451,624	66.7	95.2
Banco Original S.A.	10,139,388	23.5	—	—	10,139,388	7.8	1.1
Bicycle / Claure(3)	2,631,578	6.1	—	—	2,631,578	2.0	0.3
Stichting JAB (4)	4,269,216	9.9	—	—	4,269,216	3.3	0.5
Stichting ACC Family (5)	3,201,912	7.4	—	—	3,201,912	2.5	0.4
Executive Officers and Directors (6)	1,067,304	2.5	—	—	1,067,304	0.8	0.1

(1)	Percentage of total voting power represents voting power with respect to the aggregate voting power of all of our Class A common shares and our Class B common shares combined. Holders of our Class B common shares are entitled to 10 votes per share, and holders of our Class A common shares are entitled to one vote per share.
(2)	J&F International B.V., a private limited liability company incorporated under Dutch law, is a wholly-owned subsidiary of J&F Participações, a Brazilian holding company. J&F Participações is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. For more information about the shareholders’ agreement of J&F Participações, see “—Shareholders’ Agreement of J&F Participações.” The address of J&F International is Stroombaan 10, 1181VX Amstelveen, the Netherlands.

(3)	Consists of (i) 526,315 Class A common shares held of record by Claure Group LLC and (ii) 2,105,263 Class A common shares held of record by Bicycle I, L.P. Claure Group LLC is owned by a trust affiliated with Mr. Raul Marcelo Claure. Bicycle GP I, LLC is the general partner of Bicycle I, L.P. and may be deemed to have voting, investment, and dispositive power with respect to these securities. Bicycle Management Company, LLC is the sole managing member of Bicycle GP I, LLC and may be deemed to have voting, investment, and dispositive power with respect to these securities. Raul Marcelo Claure and Mwashuma Nyatta are the managing members of Bicycle Management Company, LLC and may each be deemed to share voting, investment and dispositive power with respect to the securities held by Bicycle I, L.P. The address of the principal business office of the Raul Marcelo Claure and Claure Group is 200 S. Biscayne Boulevard, Suite 4420, Miami, Florida 33131.
(4)	Stichting JAB is a foundation incorporated under Dutch law. Mr. José Antonio Batista Costa, our chairman and one of our non-executive directors, has been appointed as beneficiary of Stichting JAB, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting JAB. For more information about Mr. José Antonio Batista Costa, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”
(5)	Stichting ACC Family is a foundation incorporated under Dutch law. Mr. Anderson Chamon, PicPay Brazil’s co-founder and its executive vice-president of new businesses has been appointed as beneficiary of Stichting ACC Family, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting ACC Family.
(6)	Not considering the shares beneficially owned by Messrs. José Antonio Batista Costa, as beneficiary of Stichting JAB, but considering the shares beneficially owned by Mr. Eduardo Chedid Simões, as beneficiary of Stichting ECS.

The holders of our Class A common shares and Class B common shares have identical rights, except that holders of Class B common shares (i) are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share and (ii) have certain conversion rights. Each Class B common share is convertible into one Class A common share and one conversion share. However, our Class A common shares are not convertible into Class B common shares under any circumstances. For more information see “Item 10. Additional Information—B. Memorandum and Articles of Association—Conversion.” Except for such voting rights entitled by our Class B common shares, the major shareholders listed above do not have voting rights with respect to their common shares that are different from the voting rights of other holders of our common shares.

Shareholders’ Agreement of J&F Participações

Currently, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista each directly own 50% of the total capital stock of J&F Participações.

On March 4, 2022, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista entered into a shareholders’ agreement in respect of their interest in J&F Participações’ capital stock, or the “J&F shareholders’ agreement,” with J&F Participações as intervening and consenting party. This agreement, which governs their relationship as shareholders of J&F Participações, has a ten-year term and also grants certain rights to the shareholders, among other matters.

The following is a summary of certain terms of the J&F shareholders’ agreement:

Principles

Pursuant to the J&F shareholders’ agreement, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista have agreed to exercise their rights as shareholders of J&F Participações, particularly their voting rights, in order to ensure the terms of the J&F shareholders’ agreement are fulfilled and in furtherance of the following principles:

●	the management of the J&F Participações must be carried out by qualified and experienced professionals, who must be duly qualified for the positions they hold;

●	J&F Participações’ strategic decisions must seek to grow its business and maximize the return on investments to its shareholders, in accordance with prudent management practices;

●	J&F Participações’ management must always seek the highest levels of profitability, efficiency and competitiveness, in accordance with applicable legislation; and

●	J&F Participações’ management must comply with all monetary, social security, labor and environmental standards, including standards relating to safety and hygiene at work, with respect to J&F Participações’ management, employees, agents and third-party subcontractors.

Prior Meetings

Pursuant to the J&F shareholders’ agreement, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista have agreed that they will convene a meeting between them to agree their votes at any general meeting of J&F Participações’ shareholders unless they previously agree such votes in writing.

Management

Pursuant to the J&F shareholders’ agreement, the management of J&F Participações must comprise a minimum of two and a maximum of five officers who must be elected during the general meeting for three-year terms.

Pledges

Neither of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista may pledge, directly or indirectly, their shares of J&F Participações, except upon the prior written consent of the other shareholder.

Preemptive Rights

Pursuant to the J&F shareholders’ agreement, in the event that either Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista seeks to sell, assign, transfer or in any way divest all or a portion of his shares of J&F Participações and receives a proposal in writing from a third party to such effect, such selling shareholder will provide the other shareholder with notice of such proposal, including the proposal’s terms and conditions and the intention of the selling shareholder to accept such proposal. Subject to certain exceptions, such other shareholder will have a preemptive right to acquire the shares subject to the proposal on the same terms and conditions of the proposal.

Tag-Along Rights

Pursuant to the J&F shareholders’ agreement, in the event that either Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista seeks to sell part or all of his shares of J&F Participações to an interested third party, the other shareholder will have the right, subject to certain exceptions, to sell all or a portion of his shares of J&F Participações in such sale.

Permitted Transfers

Pursuant to the J&F shareholders’ agreement, certain transfers by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista are not subject to preemptive or tag-along rights, including, among others: (1) transfers to their heirs, spouse and/or legal entities in Brazil or abroad over which such shareholder holds control; (2) transfers in relation to trusts the beneficiaries of which are such shareholder and/or his heirs and/or spouse; (3) transfers to investment funds the shares of which are wholly owned by such shareholder and/or his heirs and/or spouse; and (4) transfers agreed by the shareholders.

Term

The J&F shareholders’ agreement will expire on March 4, 2032, and may be amended or rescinded by the shareholders at any time. The J&F shareholders’ agreement is governed by the laws of Brazil, and any disputes relating thereto must be litigated in the courts of the city of São Paulo.

Ownership through a Dutch Foundation

Certain of our shareholders, including certain members of the Batista family, hold the beneficial title to shares in PicPay Netherlands, for which shares the legal title is held by Dutch foundations. The objects of each of Stichting ACC Family, Stichting AGR, Stichting ECS and Stichting JAB as included in their respective Dutch law-governed articles of association are as follows: (i) to acquire ownership of assets for the purpose of holding, preserving and administering those assets for the exclusive benefit and enjoyment of the beneficiaries; (ii) disbursing or distributing all or part of the assets of the foundation at the discretion of the board or using all or part of the assets of the foundation for the purpose of maintenance or otherwise for the benefit of the beneficiaries or one or more of them; and (iii) all that is related to the aforementioned items (i) and (ii) in the broadest sense, in each case subject to the applicable terms and conditions of management. The objects of each foundation also include for it to have been established for personal estate planning purposes.

The articles of association of each foundation include for one or more beneficiaries to be appointed who will receive distributions from such foundation. Members of the board of a foundation or any person or legal entity that at any time, directly or indirectly, is controlled or influenced by or under common control of a member of the board are excluded from being designated a beneficiary of such foundation. Considering the voting rights attached to shares in the capital of PicPay Netherlands held by each of the foundations will be exercised by the board of such foundation, the beneficiaries do not control the shares held by the foundation in respect of which it has been appointed a beneficiary. The foundations hold the legal title to the shares in the capital of PicPay Netherlands. The shares therefore do not form part of the beneficiary’s estate and are not subject to foreclosure by creditors of the beneficiary.

There are no arrangements between any of the foundations and PicPay Netherlands (such as option agreements).

Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders

Brazilian Collaboration and Leniency Agreements, SEC Settlement and DOJ Plea Agreement

On May 3, 2017, former officers of our affiliate J&F S.A., or “J&F,” former senior executives and board members of our affiliates JBS S.A. and JBS USA, each of which is controlled by our ultimate controlling shareholders, as well as our ultimate controlling shareholders, entered into collaboration agreements (acordos de colaboração premiada), or the “Collaboration Agreements,” with the Brazilian Attorney General’s Office (Procuradoria-Geral da República), setting forth facts and conduct relating to illicit payments made to Brazilian politicians from 2009 to 2015. The information and documents disclosed by J&F representatives through the Collaboration Agreements enabled Brazilian authorities to launch several legal and administrative proceedings involving third parties, including criminal investigations and lawsuits. On June 5, 2017, J&F, on behalf of itself and its subsidiaries, entered into a leniency agreement, or the “Leniency Agreement,” with the Brazilian Federal Prosecution Office (Ministério Público Federal) in relation to the conduct described in the Collaboration Agreements, and J&F agreed to pay a fine of R$8.0 billion and to contribute an additional R$2.3 billion to social projects in Brazil, each adjusted for inflation, over a 25-year period. The total fine was subsequently reduced to R$3.5 billion. In December 2023, the Brazilian Supreme Court (Supremo Tribunal Federal) justice overseeing the case suspended J&F’s obligation to make any additional installment payments under the Leniency Agreement based upon potential misconduct by enforcement authorities in connection with entering into the Leniency Agreement, which otherwise remains in effect. Although the Leniency Agreement involved matters unrelated to our company, we acceded to it as an affiliated company of J&F, as a result of which an annual independent audit of our compliance program is conducted. For more information about our compliance program, see “Item 4. Information on the Company—B. Business Overview—Compliance Program.”

On October 14, 2020, J&F, JBS S.A. and our ultimate controlling shareholders, or collectively the “Respondents,” entered into a settlement agreement with the SEC relating to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement. In connection with the SEC settlement, the SEC issued a cease and desist, or the “SEC order,” finding violations of certain provisions of Section 13(b) of the Exchange Act and the rules thereunder, including Exchange Act Rule 13b2-2, in connection with illicit payments made in Brazil from 2009 to 2015 pursuant to which, among other things, JBS S.A. received support from a government official to obtain financings from BNDES, which financing facilitated JBS S.A.’s acquisition of PPC in 2009, unbeknownst to the management of PPC. The SEC order required the Respondents to: cease and desist from further violations of certain provisions of Section 13(b) of the Exchange Act and rules thereunder, and Exchange Act Rule 13b2-2; evaluate, review and continue to enhance anti-bribery and anti-corruption compliance programs; and report to the SEC on such enhancements and report any illicit payments that it discovers for a period of three years. JBS S.A. was also ordered to pay disgorgement to the SEC in the amount of US$26.9 million, and each of our ultimate controlling shareholders was ordered to pay a civil penalty of US$550,000, each of which payments has been made in full. In January 2024, following a three-year reporting period, the SEC’s Division of Enforcement issued termination letters that formally concluded its investigation into each of the Respondents, including JBS S.A. In these termination letters, the SEC stated that, as of the date of the letters, it did not intend to recommend any further enforcement action in this matter.

Also on October 14, 2020, J&F reached an agreement with the DOJ, pursuant to which J&F pled guilty to one count of conspiracy to violate the anti-bribery provisions of the FCPA, in relation to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement. The plea agreement imposed a criminal penalty of US$256.5 million, payable in two installments of approximately US$128.2 million each. J&F paid a single installment of US$128.2 million to the U.S. government, with the remaining balance deemed to have been offset by payments made by J&F to Brazilian authorities under the Leniency Agreement. The plea agreement also required J&F to implement a compliance program that satisfied DOJ standards and to improve its internal accounting controls, policies, and procedures regarding compliance with the FCPA; report to the DOJ regarding remediation efforts and progress on the implementation of J&F’s compliance program for three years; report evidence or allegations of violations of the anti-bribery provisions of the FCPA during the three-year period; and cooperate fully with the DOJ and other agencies in any investigation concerning J&F, its affiliates, executives, employees, or agents relating to the relevant conduct or any other conduct under investigation by the DOJ during the three-year period. Our ultimate controlling shareholders and J&F have informed us that they have satisfied all payment obligations and have complied with all undertakings and other obligations under the DOJ plea agreement.

Other Investigations and Proceedings

Our ultimate controlling shareholders and J&F were under investigation by the CVM in Brazil for alleged violations of Brazilian securities and corporate law, including possible violations of insider trading law involving shares of controlled companies, and foreign exchange futures contracts, as set forth below. These investigations have since been concluded as further described below. Our ultimate controlling shareholders are also subject to ongoing criminal proceedings by the Brazilian Federal Prosecution Office based on similar allegations.

On May 30, 2017, CVM filed an administrative proceeding against JBS S.A. and Mr. Wesley Mendonça Batista to investigate the alleged use of privileged information in connection with the purchase of U.S. dollar futures. On December 8, 2017, the CVM filed an administrative proceeding against Seara (a subsidiary of JBS S.A.) and Eldorado Brasil Celulose S.A. (an affiliate of JBS S.A.) to investigate the alleged use of privileged information in connection with trades of U.S. dollar derivatives contracts. On that date, the CVM joined the proceedings and began a punitive administrative proceeding (PAS 5388/2017) against JBS S.A., Seara, Mr. Wesley Mendonça Batista and Eldorado Brasil Celulose S.A. to determine possible liability in connection with these allegations. On October 31, 2023, the Board of Commissioners of the CVM acquitted the defendants of all charges.

On September 25, 2017, the CVM began a punitive administrative proceeding (PAS 5390/2017) against Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista and J&F to determine possible liability in connection with allegations of price manipulation, misuse of privileged information, trading of assets in a blackout period, violation of the duty of loyalty and abuse of controlling power involving trades of JBS S.A. Common Shares. On October 31, 2023, the Board of Commissioners of the CVM acquitted the defendants of all charges except for imposing the fine on J&F of R$500 thousand for trading in JBS S.A. common shares during a blackout period.

Furthermore, as a result of its investigation into the activities of our ultimate controlling shareholders for alleged insider trading, the CVM also alleged a lack of internal controls at JBS S.A. relating to former board members and asserted that Mr. Wesley Mendonça Batista had sole control over hedging transactions. In 2018, the CVM opened a punitive administrative proceeding (PAS 1225/2018) involving allegations of lack of proper care and diligence in monitoring JBS S.A.’s hedging policy and failing to implement recommendations proposed by JBS S.A.’s independent auditors, in violation of article 153 of the Brazilian Corporation Law. The alleged conduct took place in 2016 and 2017. JBS S.A. contested these allegations and disputed the CVM’s claims of lack of internal controls relating to hedging transactions and that Mr. Wesley Mendonça Batista had sole control over these transactions. On August 15, 2023, the CVM approved a settlement proposal submitted jointly by Messrs. José Batista Sobrinho, Joesley Mendonça Batista and Wesley Mendonça Batista and two other defendants, pursuant to which the defendants agreed to pay fines in the aggregate amount of R$12.7 million (US$2.6 million), each of which payments has been made in full.

In April 2018, the CVM opened an investigation into alleged breaches by our ultimate controlling shareholders of certain provisions of the Brazilian Corporation Law that prohibits shareholders from voting in certain corporate matters in which they have a conflict of interest. This investigation related to the vote, by FB Participações S.A., or “FB” (at the time, the direct controlling shareholder of JBS S.A), to approve the 2016 financial statements of JBS S.A. at JBS S.A.’s annual general shareholders’ meeting held in 2017. Messrs. Wesley Mendonça Batista and Joesley Mendonça Batista, both shareholders of J&F (at the time, the controlling shareholder of FB), acted as CEO and board member of JBS S.A., respectively, during 2016. The CVM initially argued that, by virtue of the relationship between FB and Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista and their roles at JBS S.A., the approval of JBS S.A.’s financial statements by FB constituted a formal conflict of interest, under which allegedly conflicted shareholders are prohibited from voting, and, as a consequence, FB should have recused itself from this vote. However, the CVM later deliberated the matter on the basis of a substantive theory of conflicts of interest that relies on a facts and circumstances analysis. On April 18, 2023, the CVM agreed to settle the case with a payment of R$6.5 million (US$1.3 million) by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista with no assumption of guilt by the defendants. This proceeding was terminated after payment was made on June 19, 2023.

For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, which may materially adversely impact our business and prospects and damage our reputation and image.”

Anchor Investment

Bicycle I, L.P., a Delaware limited partnership, or the “Bicycle Fund,” which is managed by Bicycle Management Company, LLC, and Claure Group LLC, or “Claure Group,” one of the Bicycle Fund’s limited partners, purchase an aggregate number of our Class A common shares in our initial public offering equivalent to US$75,000,000. We refer to these Class A common shares as the “anchor investor shares.” Each anchor investor share entitled the anchor investors to purchase in a private placement, concurrently with the closing of our initial public offering, one warrant issued by J&F Participações, at a price of US$0.01 per warrant. We refer to these warrants as the “anchor investor warrants.”

Each anchor investor warrant entitles the holder thereof to purchase one of our Class A common shares from J&F Participações, which we refer as the “controlling shareholder shares,” at an exercise price equal to the initial public offering price (i.e., US$19.00 per share), as adjusted annually according to the Consumer Price Index for All Urban Consumers (CPI U) published by the United States Bureau of Labor Statistics. The anchor investor warrants may be exercised on a business day, or the “warrants exercise date,” in all or in part, during the period commencing on the first day of the 11th month following the closing date of our initial public offering and ending on the business day preceding the date that is 14 months following the closing date of our initial public offering, or the “exercise period.” Following the end of the exercise period, the anchor investor warrants will no longer be exercisable and therefore will be worthless. The anchor investors are entitled to transfer or sell the anchor investor warrants, subject to prior written notice to J&F Participações, which will have a right of first refusal to acquire the anchor investor warrants on identical terms. We have not received any proceeds from the sale, nor will receive any proceeds from the exercise, of the anchor investor warrants or the sale of the controlling shareholder shares.

B. Related Party Transactions

Set forth below are descriptions of our principal agreements with related parties. This information should be read in conjunction with notes 3.17 and 21 to our audited consolidated financial statements, included elsewhere in this annual report.

Agreements with Banco Original

In 2023, J&F Participações announced its plan to integrate Banco Original’s retail operations with PicPay, allowing both companies to focus on their respective strengths (PicPay in retail and Banco Original in wholesale, corporate and agribusiness). This is expected to allow each company to focus on its core businesses while benefiting from operational and financial synergies. The integration of Banco Original’s retail operations began with the transfer of its personal checking accounts and associated assets to the PicPay platform in July 2023. We also began originating personal loans in October 2023, and the PicPay credit card portfolio was transferred to PicPay from Banco Original in January 2024, fully internalizing our credit card operations at the start of 2024. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Corporate Transactions” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisitions and New Lines of Business and Other Developments.”

Rights Assignment Agreement

On January 26, 2024, PicPay Bank entered into a Rights Assignment Agreement (Contrato de Cessão de Direitos) with Banco Original with the purpose to establish the assignment of credit card agreements and credits arising from all credit operations linked to such cards from Banco Original to PicPay Bank. This agreement was terminated and fully settled on February 9, 2024.

Operational Agreement

On March 28, 2024, PicPay Bank and Banco Original entered into an Operational Agreement (Acordo Operacional) with the purpose to deal with cashback amounts due to the customers in connection with Banco Original’s Cashback Program. Such agreement is related to the acquisition of Banco Original’s credit card portfolio by PicPay Bank. Such agreement will remain valid for an indefinite period. This agreement was terminated and fully settled on the same date (March 28, 2024).

Recovering of Credit Services Agreement

On January 18, 2024, PicPay Bank entered into a Recovering of Credit Services Agreement (Contrato de Prestação de Serviços de Cobrança de Crédito) with Banco Original, pursuant to which PicPay Bank agreed to provide certain services to Banco Original relating to collection and recovery of amounts owed to Banco Original as a result of any debts of its defaulting customers. Such agreement has a twenty-four (24) months term, being effective from January 1, 2023. This agreement may be terminated by either party upon 30 days’ prior notice.

Cost Sharing Agreement (PicPay Bank)

On January 10, 2024, PicPay Bank entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) with Banco Original to regulate the terms and conditions governing the sharing of support areas between PicPay Bank and Banco Original, as well as the reimbursement by Banco Original of certain costs incurred by PicPay Bank in the contracting of suppliers who provide products and/or services that are also shared between PicPay Bank and Banco Original. This agreement will remain valid for an undetermined period. Either party may terminate this agreement for any reason and without penalty at any time with 30 days’ prior written notice to the other party.

Cost Sharing Agreement (PicPay Brazil)

On November 16, 2023, PicPay Brazil entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) with Banco Original to regulate the terms and conditions related to the cost sharing of back-office areas, as well as the reimbursement by Banco Original of certain costs incurred in the contracting certain suppliers, such as costs incurred by the technology area. Such agreement will remain valid for an indefinite period.

Prepayment of Receivables (PicPay Bank)

In September 2024, PicPay Bank originated a transaction to J&F in the total amount of R$300 million, with a maturity of 30 days, at an interest rate of 1.76%. J&F assigned credit rights that J&F had against JBS S.A. derived from the right to receive interim dividends from JBS S.A. as a collateral. Such transaction was settled on October 7, 2024.

Operational Agreement

On May 5, 2022, PicPay Brazil entered into an Operational Agreement (Contrato Operacional) with Banco Original S.A. and Original Hub Ltda., granting a license for the use of APIs to offer its customers payment services for bank slips, taxes and utility bills from Banco Original, as well as account registration for automatic debit. On November 29, 2022, the parties executed an amendment to the Operational Agreement, assigning the agreement from Original Hub Ltda. to Banco Original. On December 21, 2022, new APIs were contracted to enable access to cash withdrawal and processing services using QR Codes at ATMs of the 24Horas network. In 2024, PicPay completed the development of such solutions, and on March 21, 2025, such agreement was terminated on March 21, 2025.

Partnership Agreement

On May 8, 2023, PicPay Brazil and Banco Original entered into a Partnership Agreement (Contrato de Parceria) with the purpose of payment to PicPay of an indication fee in the offering of the services of Banco Original in the anticipation of future receivables arising from payment transactions of PicPay’s clients. On December 26, 2024, such agreement was terminated.

Cooperation Agreement

On March 2, 2021, PicPay Brazil and Banco Original amended and restated a cooperation agreement (Termo de Cooperação) dated June 9, 2020, pursuant to which PicPay Brazil and Banco Original share customer data and increase the efficiency of the parties’ data intelligence, allowing them to: (1) develop, improve and offer financial and/or payment products suitable for their customers; and (2) comply more efficiently with their respective legal and regulatory obligations, such as validating registration information, monitoring money laundering and financing of terrorism, among other obligations. This agreement specifies the rights and obligations for the shared use of personal data by the parties. Each party is responsible for their own expenses in connection with this agreement. This agreement has an indefinite term and may be terminated by either party upon 30 days’ prior notice, upon the breach by the other party that continues for more than ten days or upon the occurrence of certain specified events, such as the bankruptcy of either party.

This agreement does not provide for the payment of remuneration by either party.

Payment Arrangement Participation Agreement

On February 26, 2020, PicPay Brazil and Banco Original amended and restated a Closed-loop Payment Arrangements Agreement (Contrato de Arranjo de Pagamento Fechado) dated November 27, 2018. Taking into consideration that Banco Original is no longer a credit card issuer and that, on October 3, 2024, Banco Original advanced the amount corresponding to the settlement of all credit card transactions carried out under the PicPay payment arrangement, and, therefore, are no new transactions to be settled, the contractual obligations have been fulfilled, and such agreement was terminated.

Banking Correspondent Agreement

On February 24, 2021, PicPay Brazil and Banco Original amended and restated a Banking Correspondent Agreement (Contrato de Correspondente Bancário) dated September 11, 2018. However, due to the fact that PicPay has developed its own solutions for processing bill payments for its customers and Banco Original is no longer a card issuer, such agreement was terminated on March 21, 2025.

Derivatives Master Agreement

On July 4, 2024, PicPay Bank and Banco Original entered into a Derivatives Master Agreement (Contrato Global de Derivativos), with the purpose of providing a standardized template for over-the-counter (OTC) transactions between the parties, streamlining the negotiation process and facilitating efficient and secure OTC derivatives trading. Such agreement establishes daily mark-to-market checks with bilateral margin exchange between the parties with the purpose of mitigating credit risk. As of December 31, 2025, under such agreement, there are only Payer OIS (Overnight Index Swaps) with the exposure (fair-value) fully collateralized by deposits from Banco Original.

Endorsement of Bank Credit Notes without Co-obligation Agreement

On April 10, 2024, Banco Original entered into an Endorsement Bank Credit Notes without Co-obligation Agreement (Contrato de Endosso de Cédulas de Crédito Bancário sem Coobrigação) with PicPay Bank, through which Banco Original committed to endorse and transfer to PicPay Bank the credit notes issued by Banco Original in its loan transactions that are collateralized by credit rights arising from the FGTS loans. Such agreement will remain valid for an indefinite period and may be terminated by either party with a 30-day prior notice.

Cost Sharing Agreement (PicPay Brazil)

On May 16, 2025, PicPay Brazil entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas), with Banco Original to regulate the terms and conditions related to the cost sharing of the Information Security area. This agreement will remain valid until December 31, 2025 and may be terminated by either party through a 30 days’ prior notice.

Operational Agreement

On January 21, 2025, PicPay Brazil entered into an Operational Agreement (Contrato Operacional) with Banco Original to provide administrative services, including human resources, systems sharing, and materials used. The term of this agreement is indefinite. This agreement may be terminated by either party upon 30 days’ prior notice. The expenses are recognized in the statement of profit or loss as “administrative expenses”.

Asset Purchase and Sale Agreement

On June 23, 2025, PicPay Brazil entered into an Asset Purchase and Sale Agreement with Banco Original to establish the criteria for PicPay Brazil’s acquisition of some tangible assets owned by Banco Original, with the purchase price determined based on an appraisal report under fair market conditions. This agreement was agreed to be terminated and fully settled on June 26, 2025.

Banking Correspondent Services Agreement with Guiabolso

On July 26, 2022, Banco Original and GuiaBolso entered into a Banking Correspondent Agreement (Contrato de Correspondente Bancário). This agreement is valid for an indefinite period and may be terminated by either party through a 30 days’ prior notice.

Transfer of PicMarket

On October 28, 2022, JBS S.A., Guiabolso and PicPay Brazil entered into a Partnership Agreement and Other Covenants (Contrato de Parceria e outras Avenças) with the purpose to develop a digital B2B marketplace platform. On March 20, 2024, the parties acknowledged the amounts due by each party and determined the acquisition of the platform’s intellectual property rights by JBS S.A. (the “Termination Agreement”). On May 27, 2024, the parties rectified some terms of the Termination Agreement to establish a transition period until November 30, 2024. On September 6, 2024, the parties signed a Settlement Agreement, formally ending the transition period and determining the outstanding balance, which was paid by JBS S.A. to Guiabolso on September 25, 2024.

Credit Card Partnership Agreement

On March 5, 2021, PicPay Brazil and Banco Original amended and restated a Credit Card Partnership Agreement (Contrato de Parceria para Emissão de Cartões de Pagamento) dated September 9, 2020, entered with the purpose to develop and offer the PicPay Card through its service channels, with Banco Original as the card issuer. Such agreement is valid for a ten-year period and will be automatically extended for additional five years, unless either party expresses otherwise.

PicPay assigned its position under this Partnership Agreement to PicPay Bank, and therefore, the Partnership Agreement allow PicPay Bank to request Banco Original to anticipate the settlement of credit card transactions.

On October 3, 2024, PicPay Bank requested Banco Original to anticipate all the transactions made by credit card issued by Banco Original and processed under the Strategic Alliance and Incentive Program Agreement entered into with Mastercard Brazil. On October 31, 2024, such agreement was fully settled.

Assignment Agreement with Ambar

On October 1, 2024, PicPay Bank entered into a Receivables Assignment Agreement with Âmbar Energia S.A., of one installment in connection with the Reserve Energy Contract (CER) of Brazilian Electric Energy Trading Chamber (CCEE), at market conditions. Such transaction involved an amount of R$143.9 million and was liquidated on December 19, 2024.

Assignment Agreements with J&F

On December 10, 2025, and December 19, 2025, PicPay Bank entered into the following non-recourse credit rights assignment agreements with J&F for the acquisition of credit rights held against certain electric power distributors arising from the sale of electric power by J&F subsidiaries at market conditions:

●	on December 10, 2025, Mauá III assigned receivables in the total amount of R$1,097 million, with an annual discount rate of 19.86%, for a total purchase price of R$581 million; and

●	on December 19, 2025, Âmbar Energia assigned receivables in the total amount of R$376 million, with an annual discount rate of 19.11%, for a total purchase price of R$325 million.

Agreements with JBS

In November 2025, PicPay Bank entered into supplier finance arrangements involving the assignment of trade receivables and the anticipation of payments to suppliers, on a non-recourse basis (reverse factoring / supplier finance arrangements). The participating suppliers include: Seara Alimentos Ltda., JBS Aves Ltda., Seara Comércio de Alimentos Ltda., Excelsior Alimentos S.A., Agro Alfa Indústria e Comércio Ltda., JBS S.A., JBS Confinamento Ltda., Via Rovigo Indústria, Comércio e Distribuição de Produtos Alimentícios S.A., and JBS Terminais Ltda. The revenues are recognized in our statement of profit or loss as “Financial Income” and in our balance sheet as “Consumer Loans.”

Indemnification

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Exculpation and Indemnification of Directors and Officers” for a description of the indemnification provisions for our directors as included in our Articles of Association.

Related Party Transaction Policy

Our related party transaction policy establishes certain guidelines that are applicable to transactions between us and our subsidiaries and related parties, with the purpose to ensure that all transactions are in accordance with applicable laws and regulations and seek our best interests, ensuring transparency and competitiveness, as well as best corporate governance practices.

Our related party transaction policy establishes that all transaction involving related parties that exceed the amount of R$10,000,000 over a period of twelve months, must be approved by our audit committee. Any related party transactions may be at any time indicated by the audit committee to be approved by our board of directors. In accordance with the Dutch Corporate Governance Code, our related parties transactions policy also provides for any transactions between the Company or a subsidiary and (i) one or more shareholders holding at least 10% of the shares in the capital of the Company, (ii) a member of our board of directors or (iii) the spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree of a member of our board of directors, to require prior approval by our non-executive directors and will be reported in our management report.

In addition, our related party transaction policy prohibits transactions with related parties that: (i) are not at arm’s length conditions, aligned with our business goals, and adversely affect our interests, or (ii) involve a disproportionate compensation.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Reference is made to “Item 19. Exhibits” for a list of all financial statements filed as part of this annual report.

Legal Proceedings

We are, and may be from time to time, involved in disputes that arise in the ordinary course of our business. Claims against us can be time-consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

In particular, we are subject to a number of judicial and administrative proceedings in the Brazilian court systems, including civil, labor and tax law claims and other proceedings. We recognize provisions for legal proceedings in our financial statements when (i) it is probable that an outflow of resources will be required to settle the obligation, and (ii) a reliable estimate can be made of the amount of the obligation. The assessment by our management of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law and recent court rulings and their relevance in the Brazilian legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments, our management considers the opinions of our external legal advisors.

As of December 31, 2025, we recorded total provisions of R$254.7 million in our consolidated financial statements in connection with legal proceedings. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Legal and Regulatory Matters—The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.”

Civil Matters

In general, the civil claims to which we are a party generally relate to consumer claims, where consumers claim compensation, moral and/or material damages, among other claims. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition. As of December 31, 2025, we recorded aggregate provisions of R$20.2 million (R$8.3 million as of December 31, 2024) in connection with civil claims for which the likelihood of loss was probable. As of December 31, 2025, the amount considered to have a possible risk of loss, where no provision is recognized, totaled R$0 (R$145.5 million as of December 31, 2024). We estimate that the expected disbursement schedule is 18 months. However, due to the uncertainty in the conclusion of the proceedings, the disbursement occurs according to the development of the applicable claim.

PicPay Brazil, one of our Brazilian subsidiaries, is a defendant in a lawsuit filed by plaintiffs that claim to have entered into an agreement in 2013 with two other individual defendants, who allegedly granted them a call option for shares of a certain entity, exercisable if certain conditions were met. According to the plaintiffs, the exercise of the call option was blocked by the individual defendants. In June 2022, the plaintiffs filed this lawsuit asking the court (i) to order the individual defendants to sell 7.5% of the total share capital of such entity to the plaintiffs, which allegedly was succeeded by our subsidiary; or (ii) alternatively, hold the defendants liable for losses allegedly arising from the individual defendants’ breach of the call option, in an aggregate amount equivalent to the difference between the amount that plaintiffs would be required to pay for the shares and their current market value. On May 17, 2023, the lawsuit was dismissed by the trial court, which recognized that (i) our subsidiary should not have been named in this litigation, as it was not a party to the alleged call option, and (ii) the alleged breach of the call option by the individual defendants was time barred, so the court did not consider the merits of this claim. The plaintiffs have appealed the trial court’s decision, but the appeal was not recognized. Therefore, the plaintiffs filed a motion for clarification (embargos de declaração), which are being analyzed by the court. Our advisors indicated that the risk of loss of this lawsuit is remote.

Labor Matters

In general, the labor claims to which we are a party were filed by former employees or third-party employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to overtime, salary equalization termination fees, and indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition. As of December 31, 2025, we recorded aggregate provisions of R$22.7 million (R$9.2 million as of December 31, 2024) in connection with labor claims for which the likelihood of loss was probable. The amount considered as a possible risk of loss, where no provision is required, is R$48.3 million (R$57.4 million as of December 31, 2024). We estimate that the expected disbursement schedule is 24 months, however, due to the uncertainty in the conclusion of the proceedings, the disbursement occurs according to the development of the claim.

Tax and Social Security Matters

As of December 31, 2025, we recognized provisions totaling R$211.8 million (no amount was provisioned as of December 31, 2024) consisting of R$64.3 million related to tax contingencies and R$147.5 million reclassified (R$127.0 million from labor obligations and R$20.5 million from taxes payable) to better reflect the status of the claim in light of the current stage of a leading case before the Brazilian Supreme Court, notwithstanding the favorable decision obtained by PicPay in its own lawsuit; as we had already been recognizing the related social security contributions, this reclassification had no impact on our statement of profit or loss, and the provisions recognized refer to tax assessments and ongoing tax disputes assessed as having a probable risk of loss, while contingencies assessed as a possible risk of loss, for which no provision has been recognized, totaled R$134.0 million as of December 31, 2025 (R$0.7 million as of December 31, 2024).

Dividends and Dividend Policy

On January 29, 2026, we adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future.

We have not declared or paid any dividends to our shareholders since our incorporation under Dutch law on December 27, 2023. PicS Ltd. has not declared or paid any dividends to our shareholders since its incorporation on January 18, 2021; and PicPay Brazil has not paid any dividends to its shareholders since 2015.

Under Dutch law, PicPay Netherlands may only pay dividends to the extent its equity (eigen vermogen) exceeds the sum of its paid up and called up part of its issued capital and the reserves which must be maintained pursuant to the law or by our Articles of Association and (if it concerns a distribution of profits) after adoption by the general meeting of the annual accounts from which it appears that such distribution is permitted. Subject to such restrictions, any future determination to pay dividends will be at the discretion of the general meeting and will depend upon a number of factors as set out above.

The general meeting may decide that all or part of the remaining profits shall be added to the reserves. After such (partial) reservation, any remaining profit will be at the disposal of the general meeting.

From time to time during the course of the year, the board of directors (without prior shareholder approval being required) may also make interim distributions or distributions from reserves, subject to certain conditions of Dutch law and our Articles of Association. Such distributions may only be made insofar as PicPay Netherlands’ equity exceeds the aggregate of the paid up and called up part of the issued share capital with the reserves required to be maintained by Dutch law or the Articles of Association based on the (interim) financial statements signed by our board of directors. The interim financial statements should reflect the financial position of PicPay Netherlands no earlier than the first day of the third month before the resolution to distribute an interim dividend was made public.

PicPay Netherlands may declare dividends in kind by issuing new shares or otherwise provided that the general meeting has authorized the board of directors to do so.

The Class A common shares and Class B common shares have equal economic rights on distributions made by the Company. Any and all distributions on the Class A common shares and Class B common shares shall be made in such a way that on each Class A common share and Class B common share an equal amount or value will be distributed, provided that and with observance of the following order of priority:

(a)	in the event of a distribution of profits in respect of a financial year, an amount equal to 1% of the nominal value of each conversion share shall first be added to the dividend reserve maintained for the holders of conversion shares; and

(b)	following such, no further distribution shall be made on conversion shares in respect of such financial year. For further information on the taxation of dividends declared and paid by PicPay, see “Item 10. Additional Information—E. Taxation—Material Dutch Tax Consequences” and “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations for U.S. Holders—Taxation of Distributions.”

Additionally, please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.” Our ability to pay dividends is directly related to positive and distributable net results from PicPay Brazil. If, for any legal reasons due to new laws or bilateral agreements between countries, they are unable to pay dividends to the Netherlands, or if the Netherlands becomes incapable of receiving them, we may not have to do any dividend payments in the future. For additional information, also see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.”

B. Significant Changes

Other than as disclosed in this annual report under “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments,” no significant change has occurred since December 31, 2025.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C Markets

Our Class A common shares are listed on Nasdaq under the symbol “PICS,” effective January 29, 2026. Our Class B common shares and our conversion shares are not listed on any stock exchange or other regulated market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

For a description of our articles of association, please see Exhibit 2.1 “Description of Securities Registered under Section 12 of the U.S. Securities Exchange Act of 1934, as Amended”, which is incorporated by reference herein.

Reference is made to Exhibit 1.1 to this annual report for our articles of association.

C. Material Contracts

For information regarding our material contracts, see “Item 4. Information on the Company—B. Business Overview” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

D. Exchange Controls

Under Dutch law, there are no exchange control restrictions on investments in, or payments on, our common shares.

E. Taxation

The following summary contains a description of certain Dutch and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class A common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Dutch and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Netherlands and regulations thereunder and of the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective purchasers of our Class A common shares should consult their own tax advisors about the particular Netherlands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class A common shares.

Material Dutch Tax Consequences

This summary solely addresses the principal Dutch tax consequences of the acquisition, ownership and disposition of Class A common shares and does not purport to describe every aspect of taxation that may be relevant to a particular holder. This summary does not describe any Dutch tax considerations or consequences arising from the Dutch Minimum Tax Act 2024 (the Dutch implementation of Council Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the EU) which may be relevant for a particular holder. Tax matters are complex, and the tax consequences of the offer of Class A common shares to a particular holder will depend in part on such holder’s circumstances. Accordingly, a holder is urged to consult his own tax advisor for a full understanding of the tax consequences to him, including the applicability and effect of Dutch tax laws.

Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this summary the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands. This summary assumes that PicPay Netherlands is organized, and that its businesses will be conducted, in the manner outlined in this annual report, and that PicPay Netherlands is treated as tax resident solely of the Netherlands. A change to such organizational structure, to the manner in which PicPay Netherlands conducts its business or its tax residency may invalidate the contents of this summary, which will not be updated to reflect any such change.

This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this annual report. The tax law upon which this summary is based, is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

The summary in this Material Dutch Tax Consequences paragraph does not address the Dutch tax consequences for a holder of Class A common shares who:

(i)	is a person who may be deemed an owner of Class A common shares for Dutch tax purposes pursuant to specific statutory attribution rules in Dutch tax law;

(ii)	is, although in principle subject to Dutch corporation tax, in whole or in part, specifically exempt from that tax in connection with income from Class A common shares;

(iii)	is an investment institution as defined in the Dutch Corporation Tax Act 1969;

(iv)	is an entity that, although in principle subject to Dutch corporation tax, is fully or partly exempt from Dutch corporation tax;

(v)	owns Class A common shares in connection with a membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role;

(vi)	has a substantial interest or a deemed substantial interest in PicPay Netherlands for Dutch tax purposes. Generally, a person holds a substantial interest if (a) such person – either alone or, in the case of an individual, together with his partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner for Dutch tax purposes – owns or is deemed to own, directly or indirectly, 5% or more of the shares or of any class of shares of PicPay Netherlands, or rights to acquire, directly or indirectly, such an interest in the shares of PicPay Netherlands or profit participating certificates relating to 5% or more of the annual profits or to 5% or more of the liquidation proceeds of PicPay Netherlands, or (b) such person’s shares, rights to acquire shares or profit participating certificates in PicPay Netherlands are held by him following the application of a non-recognition provision; or

(vii)	is for Dutch tax purposes taxable as a corporate entity and resident of Aruba, Curaçao or Sint Maarten.

Taxes on Income and Capital Gains

Resident Holders of Class A Common Shares

A holder of Class A common shares who is resident or deemed to be resident in the Netherlands for Dutch tax purposes is fully subject to Dutch income tax if he is an individual or fully subject to Dutch corporation tax if it is a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, as described in the summary below.

Individuals Deriving Profits or Deemed to be Deriving Profits from an Enterprise

Any benefits derived or deemed to be derived from or in connection with Class A common shares that are attributable to an enterprise from which an individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, other than as a shareholder, are generally subject to Dutch income tax at progressive rates up to 49.5%.

Individuals Deriving Benefits from Miscellaneous Activities

Any benefits derived or deemed to be derived from or in connection with Class A common shares that constitute benefits from miscellaneous activities by an individual are generally subject to Dutch income tax at progressive rates up to 49.5%.

An individual may, inter alia, derive, or be deemed to derive, benefits from or in connection with Class A common shares that are taxable as benefits from miscellaneous activities if his investment activities go beyond regular active portfolio management.

Other Individuals

If a holder of Class A common shares is an individual whose situation has not been discussed before in this section “—Taxes on income and capital gains—Resident holders of Class A common shares,” the value of his Class A common shares forms part of the yield basis for that calendar year for purposes of tax on benefits from savings and investments. A deemed benefit, which is calculated on the basis of a holder’s actual bank savings plus his actual other investments (including the value of his Class A common shares), minus his actual liabilities whilst taking into account a deemed benefit for each of these categories, is taxed at the rate of 36%. For the year 2026, the estimated deemed benefit rate for actual bank savings is 1.28%, the deemed benefit rate for actual other investments, which category includes the Class A common shares, is 6.00% and the estimated deemed benefit rate for actual liabilities is 2.70%. The estimated deemed return percentages will be confirmed later. Actual benefits derived from the acquisition, ownership and disposition of Class A common shares are in principle not subject to Dutch income tax.

The Dutch Supreme Court has ruled that the regime as set out hereinabove is incompatible with the European Convention on Human Rights as well as the First Protocol to this Convention in cases where the deemed benefit is higher than the actual nominal return on the assets and liabilities, which includes unrealized changes in value of such assets and liabilities but excludes costs. In these cases, the Dutch Supreme Court has ruled that restoration rights must be granted to such holder of Class A common shares. In response to these rulings, Dutch tax law has been amended to include a rebuttal mechanism for taxpayers subject to tax on benefits from savings and investments. Under this mechanism, taxpayers may challenge the deemed benefit if the actual benefit calculated in accordance with specific rules is lower in a given year. Taxpayers wishing to make use of this rebuttal mechanism must submit a form provided by the Dutch tax authorities. If the rebuttal is successful, taxation under the savings and investments regime will only apply to the actual benefit realized in the relevant year. This rebuttal mechanism serves as a transitional measure pending the introduction of a new regime for the taxation of savings and investments, which new regime is expected to tax realized and unrealized net capital gains on savings and investments and to enter into force not earlier than January 1, 2028. Holders of Class A common shares that are taxed in this manner with respect to their Class A common shares are therefore recommended to consult a professional tax adviser.

Corporate Entities

Any benefits derived or deemed to be derived from or in connection with Class A common shares that are held by a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, are generally subject to Dutch corporation tax at up to a maximum rate of 25.8%.

General

A holder of Class A common shares will not be or be deemed to be resident in the Netherlands for Dutch tax purposes by reason only of the acquisition, ownership and disposition of the Class A common shares or the execution and/or enforcement of the documents relating to the issue of Class A common shares or the performance by PicPay Netherlands of its obligations under such documents or under the Class A common shares.

Non-Resident Holders of Class A Common Shares

Individuals

If a holder of Class A common shares is an individual who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax, he will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with Class A common shares, except if:

(i)	he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and his Class A common shares are attributable to such permanent establishment or permanent representative;

(ii)	he derives benefits or is deemed to derive benefits from or in connection with Class A common shares that are taxable as benefits from miscellaneous activities performed in the Netherlands; or

(iii)	he derives profits pursuant to the entitlement to a share in the profits of an enterprise, other than as a holder of securities, which is effectively managed in the Netherlands and to which enterprise his Class A common shares are attributable.

Such profits and benefits as specified under (i) and (ii) are subject to Dutch income tax at progressive rates up to 49.5%. Such profits as specified under (iii) that are not already included under (i) or (ii) are subject to Dutch income tax on the basis of a deemed benefit from savings and investments (as described under “—Resident holders of Class A common shares—Other individuals”).

Corporate Entities

If a holder of Class A common shares is a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity, which is neither resident, nor deemed to be resident in the Netherlands for purposes of Dutch corporation tax, it will not be subject to Dutch corporation tax in respect of any benefits derived or deemed to be derived from or in connection with Class A common shares, except if :

(i)	it derives profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and to which permanent establishment or permanent representative its Class A common shares are attributable; or

(ii)	it derives profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise its Class A common shares are attributable.

Such profits and benefits are subject to Dutch corporate income tax at up to a maximum rate of 25.8%.

General

If a holder of Class A common shares is neither resident nor deemed to be resident in the Netherlands, such holder will for Dutch tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands by reason only of holding Class A common shares or the performance by PicPay Netherlands of its obligations under the Class A common shares.

Withholding Taxes

Dividend Withholding Tax

PicPay Netherlands is generally required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by PicPay Netherlands, subject to possible relief under Dutch domestic law, the Treaty on the Functioning of the European Union or an applicable Dutch income tax treaty depending on a particular holder of Class A common shares’ individual circumstances.

The concept “dividends distributed by PicPay Netherlands” as used in this Material Dutch Tax Consequences paragraph includes, but is not limited to, the following:

-	distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

-	liquidation proceeds and proceeds of repurchase or redemption of Class A common shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

-	the nominal value of Class A common shares issued by PicPay Netherlands to a holder of Class A common shares or an increase of the nominal value of Class A common shares, as the case may be, to the extent that it does not appear that a contribution, recognised for Dutch dividend withholding tax purposes, has been made or will be made; and

-	partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless (a) the general meeting has resolved in advance to make such repayment and (b) the nominal value of the Class A common shares concerned has been reduced by an equal amount by way of an amendment to our Articles of Association.

Additional Withholding Tax

An additional Dutch withholding tax at a rate of 25.8% may apply with respect to dividends distributed or deemed to be distributed by PicPay Netherlands if the dividends are distributed or deemed to be distributed to a related party, which (i) is resident in a low-tax or non-cooperative jurisdiction as specifically listed in an annually updated Dutch regulation, (ii) has a permanent establishment in any such jurisdiction to which the dividend is attributable, (iii) is neither resident in the Netherlands nor in a low-tax or non-cooperative jurisdiction, and is entitled to the dividend with the main purpose or one of the main purposes to avoid withholding tax of another person, (iv) is a hybrid entity, or (v) is not resident in any jurisdiction, within the meaning of the Dutch Withholding Tax Act 2021. The additional Dutch withholding tax rate is equal to the highest Dutch corporate income tax rate at the time of the dividend payment, which is 25.8%. The additional Dutch withholding tax on dividends may be reduced by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution.

Gift and Inheritance Taxes

No Dutch gift tax or Dutch inheritance tax will arise with respect to an acquisition or deemed acquisition of Class A common shares by way of gift by, or upon the death of, a holder of Class A common shares who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax except if, in the event of a gift whilst not being a resident nor being a deemed resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, the holder of Class A common shares becomes a resident or a deemed resident in the Netherlands and dies within 180 days after the date of the gift.

For purposes of Dutch gift tax and Dutch inheritance tax, a gift of Class A common shares made under a condition precedent is deemed to be made at the time the condition precedent is satisfied.

Registration Taxes and Duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in the Netherlands in respect of or in connection with the acquisition, ownership and disposition of Class A common shares and the execution and/or enforcement (including by legal proceedings and including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the issue of Class A common shares, the performance by PicPay Netherlands of its obligations under such documents, or the transfer of Class A common shares.

U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of certain U.S. federal income tax consequences to U.S. Holders (defined below) of acquiring, owning and disposing of our Class A common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire Class A common shares. This discussion applies only to a U.S. Holder that owns Class A common shares as capital assets for U.S. federal income tax purposes. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof. Except as expressly described herein, this discussion does not address the U.S. federal income tax consequences that may apply to U.S. Holders under the Convention Between the United States of America and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”). All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any state, local or non-U.S. tax law, alternative minimum tax consequences, Medicare contribution tax consequences, and any estate or gift tax laws, and it does not describe differing tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain banks or financial institutions;

●	regulated investment companies and real estate investment trusts;

●	dealers or traders in securities that use a mark-to-market method of tax accounting;

●	insurance companies;

●	persons holding Class A common shares as part of a hedge, straddle, constructive sale or conversion, integrated or similar transaction;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	persons required for U.S. federal income tax purposes to accelerate the recognition of any item of gross income with respect to our common shares as a result of such income being recognized on an applicable financial statement;

●	entities or arrangements classified as partnerships or pass-through entities for U.S. federal income tax purposes or holders of equity interests therein;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	“controlled foreign corporations”;

●	certain U.S. expatriates;

●	persons that own, directly, indirectly or constructively, ten percent (10%) or more of the total voting power or value of all of our outstanding stock; or

●	persons owning Class A common shares in connection with a trade or business conducted outside the United States.

U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of Class A common shares in their particular circumstances.

A “U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of Class A common shares and is:

●	an individual citizen or resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a United States person.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes owns Class A common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the status and activities of the partnership. Partnerships owning Class A common shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our Class A common shares.

THE DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, OR DISPOSITION OF OUR CLASS A COMMON SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF OTHER FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS, INCLUDING THE TREATY, AND POSSIBLE CHANGES IN TAX LAW.

Taxation of Distributions

Subject to the PFIC rules described below, distributions paid on our Class A common shares will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing the U.S. Holder’s adjusted tax basis in our Class A common shares (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder held our Class A common shares for more than one year as of the time such distribution is actually or constructively received. Because we do not prepare calculations of our earnings and profits using U.S. federal income tax principles, it is expected that distributions generally will be taxable to U.S. Holders as dividends, and taxable at ordinary income tax rates (unless eligible for reduced rates as described below).

As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. Dividends will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code with respect to dividends received from other U.S. corporations. With respect to certain non-corporate U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (i) we are eligible for the benefits of the Treaty or our Class A common shares are readily tradable on Nasdaq, (ii) we are not a PFIC (as discussed below under “Passive Foreign Investment Company Rules”) for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period and other requirements are met. For so long as we are treated as PFIC with respect to a U.S. Holder (or were treated as a PFIC with respect to the U.S. Holder in the preceding taxable year), dividends paid to certain non-corporate U.S. Holders will not be eligible for taxation as “qualified dividend income.” A dividend will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s actual or constructive receipt of the dividend.

A U.S. Holder may be entitled to a credit against its U.S. federal income tax liability, or to a deduction, if elected, in computing its U.S. federal taxable income, for non-refundable Dutch income taxes withheld from dividends at a rate not exceeding the rate provided in the Treaty (if applicable). For purposes of the foreign tax credit limitation, dividends paid by us generally will constitute income in the “passive category income” basket. However, there are significant complex limitations on a U.S. Holder’s ability to claim such a credit or deduction. U.S. Holders should consult their tax advisors concerning their availability in their particular circumstances.

Sale, Exchange or Other Taxable Disposition of Class A Common Shares

Subject to the PFIC rules described below, gain or loss realized by a U.S. Holder on a sale, exchange or other taxable disposition of our Class A common shares will be capital gain or loss, and will generally be long-term capital gain or loss if the U.S. Holder has held the Class A common shares for more than one year. The amount of such gain or loss will generally be equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the Class A common shares disposed of, in each case as determined in U.S. dollars. Long-term capital gains of certain non-corporate U.S. Holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. For this purpose, passive income generally includes, among other things, interest, rents, dividends, royalties and certain gains, subject to various exceptions.

Based on the Company’s gross income, gross assets, and the nature of the Company’s business, it is possible that the Company was a PFIC for the taxable year ended December 31, 2025 and may be classified as a PFIC in the current taxable year or in the foreseeable future. Further, because a determination of whether a company is a PFIC must be made annually after the end of each taxable year, and because our PFIC status for each taxable year will depend on facts, including the composition of our income and assets, and the value of our assets from time to time (and the value of our assets, including goodwill, may be determined in part by reference to the market value of the Class A common shares, which will change over time), it is possible that we may be a PFIC in any given taxable year. We will not provide an annual determination of our PFIC status for any taxable year. If the Company is or becomes a PFIC, a U.S. Holder who owns our Class A common shares will generally be subject to adverse tax treatment, as discussed in more detail below. Accordingly, you are urged to consult your tax advisors regarding the risks associated with investing in a company that may be a PFIC.

Under attribution rules, if we were a PFIC for any taxable year and any subsidiary or other entity in which we held a direct or indirect equity interest is also a PFIC (a “Lower-tier PFIC”), U.S. Holders would be deemed to own their proportionate share of any such Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the following paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) a disposition of equity interests of the Lower-tier PFIC, in each case as if the U.S. Holders held such interests directly, even though the U.S. Holders have not received the proceeds of those distributions or dispositions directly. Generally, a mark-to-market election (as described below) cannot be made for equity interests in a Lower-tier PFIC. Therefore, if we are a PFIC for any taxable year during which you hold our Class A common shares, you generally will continue to be subject to the rules described in the following paragraph with respect to your indirect interest in any Lower-tier PFIC, even if you were to make a valid mark-to-market election with respect to our Class A common shares. You are urged to consult your tax advisors about the application of the PFIC rules to our subsidiaries.

Generally, if we are a PFIC for any taxable year during which a U.S. Holder owns our Class A common shares, gain recognized by the U.S. Holder upon a disposition (including, under certain circumstances, a pledge) of Class A common shares would be allocated ratably over the U.S. Holder’s holding period for such shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to each allocated amount. Further, to the extent that any distribution received by a U.S. Holder on the Class A common shares exceeds 125% of the average of the annual distributions on such shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. If we are a PFIC for any year during which a U.S. Holder owns Class A common shares, we would generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder owns the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we are or become a PFIC, certain elections would result in alternative treatments, such as a mark-to-market election (discussed below) of the Class A common shares, or such as a ’‘qualified electing fund’’ (“QEF”) election to include in income the U.S. Holder’s share of the corporation’s income on a current basis. A U.S. taxpayer may generally make a QEF election with respect to shares of a foreign corporation only if such taxpayer is furnished annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We do not intend to provide information necessary for U.S. Holders to make QEF elections. Therefore, U.S. Holders should assume that they will not receive such information from us and would therefore be unable to make a QEF election with respect to any of our Class A common shares.

Alternatively, if we are a PFIC for any taxable year and if the Class A common shares are “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election with respect to the Class A common shares (but not with respect to any Lower-tier PFICs, if any) that would result in tax treatment different from the general tax treatment for PFICs described above. The Class A common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Class A common shares is traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, on which our Class A common shares have been approved for listing, is a qualified exchange for this purpose.

Generally, under the mark-to-market election the U.S. Holder will recognize at the end of each taxable year (i) ordinary income in respect of any excess of the fair market value of the Class A common shares over their adjusted tax basis or (ii) ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A common shares in a year when we were a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). U.S. Holders should consult their tax advisors regarding the availability and advisability of making a mark-to-market election in their particular circumstances. As to any elections with respect to our Class A common shares, including mark-to-market elections or QEF elections, U.S. Holders should consult their own tax advisors to determine whether any of these elections would be available or advisable if we are or become a PFIC and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If a U.S. Holder owns our Class A common shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 annually with respect to the Company, generally with the U.S. Holder’s U.S. federal income tax return for that year unless specified exceptions apply.

U.S. Holders should consult their tax advisors regarding our PFIC status for any taxable year and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and proceeds from the sale, exchange or other taxable disposition (including redemption) of our Class A common shares that are made within the United States, by a U.S. payor or through certain U.S.-related financial intermediaries to a U.S. Holder generally are subject to information reporting, unless the U.S. Holder is a corporation or other exempt recipient, and if required, demonstrates that fact. In addition, such payments may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the United States Internal Revenue Service.

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals or certain specified entities that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to report information relating to the Class A common shares by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets (which requires U.S. Holders to report “foreign financial assets,” which generally include financial accounts held at a non-U.S. financial institution, interests in non-U.S. entities, as well as stock and other securities issued by a non-U.S. person), to their tax return for each year in which they hold our Class A common shares, subject to certain exceptions (including an exception for our Class A common shares held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their acquisition, ownership and disposition of the Class A common shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. You may read our periodic reports on the SEC’s website at http://www.sec.gov. Except as otherwise expressly indicated herein, any such information does not form part of this annual report.

As a foreign private issuer, we are exempt from the rules under the Exchange Act which prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We monitor market, credit and operational risks consistent with our capital management objectives and supported by the oversight of our board of directors.

We have implemented a risk management structure that comprises policies and procedures and that encompasses the evaluation and monitoring of our operating, credit and liquidity risks (including risks related to our cash flow and the investment of funds held in payment accounts).

Our risk management procedures are continuously and consistently reviewed by our management and are fundamental to our ability to achieve our strategies.

We are primarily subject to the following risks:

Credit risk

Credit risk is defined as the possibility that a counterparty will not fulfill its obligations to us (whether pursuant to an agreement or a financial instrument), resulting in a loss of expected cash receipts or a financial loss.

Our credit risk arises from our cash, cash equivalents, financial investments, acquirer and card issuer receivables, other receivables and consumer loans.

●	cash and cash equivalents: credit risk related to deposits and investments in financial institutions are managed by our risk and treasury departments, with priority being given to amounts on deposit in institutions assessed “AAA” ratings by rating agencies (Moody’s, S&P or Fitch). Based on our risk assessment, our expected credit loss is not material since our accounts receivable are mainly highly liquid investments and operational accounts approved by large financial institutions that have a low overall risk level based on ratings assessed by major credit rating agencies. Moreover, these financial institutions are the legal obligors in respect of these accounts receivables.

●	financial investments: these primarily relate to bonds issued by the Brazilian federal government and reverse repos collateralized by bonds issued by the Brazilian federal government. There is no significant expected credit loss recognized for these assets.

●	acquirer and card issuer receivables: we recognize amounts we receive from acquirers related to our operations as a sub-acquirer and from card issuers related to our activities as an acquirer and also when our consumers use our app to make payments using an on-boarded credit card. These receivables are payable in up to twelve monthly installments. As a result, we are exposed to the risk of default by the acquirers and card issuers. As a sub-acquirer, we use Brazilian acquirers (such as Stone, Cielo and GetNet), and we seek to avoid concentration in any single acquirer and to increase financial efficiency. As an acquirer, we process transactions with a number of card issuers. We use only acquirers authorized, supervised and monitored by the Brazilian Central Bank, taking into consideration minimum equity requirements for the transaction, and which have been assessed a “AAA” domestic rating by rating agencies (Moody’s, S&P or Fitch). The acquirers may default on their financial obligations due to a lack of liquidity, operational failure or other reasons. In these situations, we can be held liable to pay receivables to businesses without having received the applicable amounts by the acquirer. Through the date of this annual report, we have not suffered any losses on receivables from acquirers. Our management does not expect that we will incur any significant losses from non-performance by these counterparties in excess of the amounts that we have recognized as chargebacks. Credit card issuers are supervised by the Brazilian Central Bank. The payment processing networks (Visa, Mastercard, Elo and others) have their own risks and guarantee models to evaluate and mitigate the default risk of the issuers, which mitigate the risk of the acquirers and the systemic risk of Brazilian payment arrangements. Furthermore, acquirers and issuers have instituted other risk mitigation measures:

●	amounts due within 27 days of the original transaction, including those that fall due with the date of the first installment of installment receivables, are guaranteed by the payment processor in the event that the legal obligors do not make payment.

●	tools for mitigating operational failures, such as fraud prevention, among others.

As of December 31, 2025, we had an amount receivable totaling R$463.7 million (R$181.6 million as of December 31, 2024) from the acquirers and R$3,273.3 million (R$3,653.8 million as of December 31, 2024) from card issuers, based on the probabilities of default attributed by the rating agencies and the risk mitigation processes presented above.

●	consumer loans: includes (i) personal loans, FGTS loans and public and private payroll loans beginning in October 2023, (ii) credit card transactions made in one-payment or multiple installments with interest and without interest, beginning in January 2024, for certain consumers who meet credit performance criteria. Personal loans are the borrowing a fixed amount of money to pay for a variety of expenses and then repaying those funds in regular payments or installments over time. Payroll loans are loans for which the payments and interest are discounted either directly from the consumer’s salary from the payroll of a public or private entity or from government-paid pensions or other benefits. This linkage to the payroll, which means that the installments are automatically deducted from customers’ paychecks, is a significant credit risk enhancement. FGTS loans are collateralized by deposits held in government accounts; and (iii) prepayment of receivables from credit card transactions accepted by registered merchants.

●	credit card limit risks including undraw limit risk: includes pre-approved credit card limits that were not yet taken by credit card consumers. As of December 31, 2025, we had R$7.5 billion of undrawn credit card limits off-balance. As of December 31, 2025, we had a provision for expected credit losses related to consumer loans and credit card operations in the amount of R$3,155.4 million (compared to R$864.2 million as of December 31, 2024).

●	other receivables: consist mainly of transactions with related parties that are based on terms and conditions negotiated with our related companies. As of December 31, 2025, we did not record any impairment loss for these receivables as we expect them to be repaid in full.

As a result of the nature of our financial services and the counterparty related to our receivables and investments, we have not observed any significant credit risk increase. Additionally, we do not have any credit-impaired financial assets.

The table below presents the balance of our financial assets as well as our off-balance exposures to pre-approved credit card limits:

	As of December 31,
	2025	2024
	(in millions of R$)

Cash and cash equivalents	3,863.4	7,471.7
Financial assets measured at fair value through other comprehensive income	3,000.6	3,099.1
Financial investments	3,000.6	3,099.1
Financial assets at fair value	71.5	100.1
Financial investments	42.4	45.9
Derivative instruments	29.0	54.2
Financial assets measured at amortized cost	30,154.9	13,676.4
Financial investments	2,891.1	—
Trade receivables	4,146.3	3,877.2
Consumer loans	20,913.5	10,571.4
Other receivables	1,911.0	221.1
Pre-approved credit card limits (off-balance)	7,454.8	4,455.2
Total	44,252.2	29,795.6

Market Risk

Market risk is defined as the possibility that the market value of financial instruments or investments will increase or decrease as a result of volatility and unpredictable variations in market valuations.

As of December 31, 2025 and December 31, 2024, we had entered into certain derivative financial instruments strictly for economic hedging purposes. We have adopted a policy that prohibits us from entering into derivatives for speculative purposes.

Such risks are identified, quantified, mitigated, regulated, and reported in accordance with our exposure to market risk guidelines defined during our governance process. Moreover, these limits are immediately and independently monitored by our commercial departments.

With the purpose to monitor and control such market risks, we adopt several methods, including stress scenarios, sensitivity – delta variation (DV), exposure mismatches (GAP), and interest rate risks (IRRBB).

Interest rate risk

Interest rate risk is the risk of potential changes in interest rates adversely affecting the value of a company’s assets, liabilities, or future cash flows.

DV01 or interest rate sensitivity refers to the effect on market valuations of cash flows when there is an increase of one basis point in the current benchmark, interest rates or in the index. Mathematically, the DV01 measures the change in the value of fixed interest rate portfolio for every one basis point (one basis point is equal to 0.01%) change in the benchmark interest rate.

	DV01 – As of December 31, 2025
	(in R$ million)
	Asset	Liability	Derivative	Amount

Fixed interest rate financial instruments	(3.0)	2.1	0.9	0.01

	DV01 – As of December 31, 2024
	(in R$ million)
	Asset	Liability	Derivative	Amount

Fixed interest rate financial instruments	(1.2)	0.7	0.4	(0.1)

Foreign exchange risk

Foreign exchange risk is the potential financial loss that can occur due to fluctuations in the exchange rates between different currencies.

We are subject to payment obligations related to suppliers regarding services and software licenses that are denominated in foreign currency and checking accounts in U.S. dollars in connection with our international transactions. The existence of these exposures mitigate some of the volatility in the foreign exchange market given the fact that they move in opposite directions. Consequently, transactions and financial commitments in currencies other than the local currency are managed more effectively.

The table below sets forth a sensitivity analysis of our exposure to foreign exchange variations as of December 31, 2025 and 2024, assuming all other variables remain constant.

	As of December 31, 2025
			Basic interest rate shock
Type	Rate risk	Total Exposure	+10%	-10%
	(in R$ million)
Trade payables	Dollar	3	—	—

	As of December 31, 2024
			Basic interest rate shock
Type	Rate risk	Total Exposure	+10%	-10%
	(in R$ million)
Trade payables	Dollar	3	—	—

Hedge accounting

We hold portfolios of customers’ lending at fixed interest rates, which creates market risk due to changes to the Brazilian benchmark interest rate. Therefore, with the purpose to protect the fixed rate risk from CDI variation, we entered into future DI contracts to offset the market risk, and applied hedge accounting to eliminate differences between the accounting measurement of our derivatives and hedged items which are adjusted to reflect changes in the CDI.

In accordance with our hedging strategy, we adopt the “portfolio layer” method.

This method allows us to use part of our portfolio of financial assets as a fair value hedge during the hedging period in the occurrence of events such as prepayment, default or sale of operations. The interest rate risk arising from layers is mitigated by purchasing DIV01 futures contracts as a hedging instrument. The number of contracts per net maturity needed to cover exposure is assessed on the basis of DV01.

We calculate the DV01 (delta value of a basis point) of the exposure and futures to identify the optimal hedging ratio, and monitor in a timely manner the hedge ratio, providing any rebalancing if needed. The need for the purchase or sale of new future DI contracts will be assessed, to counterbalance the hedged item’s market value adjustment, aiming to assure hedge effectiveness between 80% and 125%, as determined in our hedge documentation.

The effectiveness test for hedge is performed in prospective and retrospective manners. In the prospective test, we compare the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedge item and on the hedge instrument market value. For the retrospective test, the market-to-market value change since the inception of the hedged item is compared to the hedge instrument. In both cases, the hedge is considered effective if the correlation is between 80% and 125%.

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item attributable to the hedged risk is recognized in our condensed consolidated interim financial statements of profit or loss in “Interest income and gains (losses) on financial instruments – financial assets at fair value.” In addition, the cumulative fair value of the hedged item attributable to the hedged risk is recorded as part of the carrying value of the hedged item in our consolidated statement of financial position.

	December 31, 2025
		Fair Value Adjustment to the Hedge Object		Fair value adjustment
	Total amount of			to the hedging
Type	hedged item	Asset	Liability	instrument
	(in R$ millions)
Interest Rate Risk
Interest Rate Contracts – Future – Payroll Loan	1,705.1	1.5	—	(1.5)
Interest Rate Contracts – Future – FGTS Loan	5,452.2	—	(33.5)	33.5
Interest Rate Contracts – Future – Liabilities Pre	(1,628.5)	—	(53.3)	53.3
Interest Rate Contracts – Future – LTN Bonds	934.1	15.7	—	(15.7)
Interest Rate Contracts – Future – Titles NTNF	1,132.40	—	(8.4)	8.5
Interest Rate Contracts – Future – LF Sub	(279.4)	3.0	—	(3.8)
Interest Rate Contracts - Future – Advances on energy receivables	1,056.6	—	(1.2)	1.2
Total	8,372.5	20.3	(96.4)	75.5

	December 31, 2024
		Fair Value Adjustment to the Hedge Object		Fair value adjustment
	Total amount of			to the hedging
Type	hedged item	Asset	Liability	instrument
	(in R$ millions)
Interest Rate Contracts – Future – Payroll Loan	988.6	—	(11.8)	11.8
Interest Rate Contracts – Future – FGTS Loan	1,766.4	—	(143.2)	143.2
Interest Rate Contracts – Future – Liabilities Pre	(587.7)	—	17.8	(17.8)
Interest Rate Contracts – Future – LTN Bonds	783.1	—	(17.2)	17.2
Total	2,950.5	—	(154.5)	154.5

Liquidity risk

Liquidity Risk is the risk that we do not have sufficient liquid resources to honor our financial commitments due to a mismatch in terms of volume between the receipts and payments provided for in our cash flow.

Our liquidity management processes include:

●	cash liquidity monitoring: daily update of our administrative and operational cash flow, detailing the inflows and outflows, including the cash projection and stress scenario.

●	minimum cash limits: establishing minimum cash limits, which allow preemptive actions to be taken to ensure sufficient resources to meet financial commitments.

Our projected cash flow is generated and monitored daily by our treasury department to ensure that we have the required resources to meet our financial commitments and operational needs. For the projection of cash, growth assumptions and stress factors are used, which include increased losses and expenses.

The information on financial liabilities is essential for the projection and management of cash flow, ensuring that we have the necessary resources to settle our obligations.

As a cash management measure, our treasury invests surplus funds in highly liquid and low risk assets. We do not have assets pledged as guarantees for loans, financial operations or contractual obligations.

Liquidity risk refers to our ability to meet both expected and unexpected obligations, without disrupting daily operations or incurring significant losses.

In order to mitigate such risks, our management has adopted a diversified approach to financing, in addition to its main base of deposits. We have implemented a liquidity risk management policy, which involves the use of various tools and activities, such as daily cash flow forecasts, liquidity profile monitoring, and maintenance of adequate cash reserves. Stress tests are conducted to assess the impact of uncommon events on our finances and we have a contingency plan to deal with liquidity shortages during crises. Any new initiative or product is preliminarily assessed by the market and liquidity risk department.

The treasury department is in charge of coordinating with other sectors to ensure the effective implementation of our liquidity management strategy.

As part of our cash flow management, our treasury department invests in highly liquid, low-risk assets whenever there are resource surpluses. We do not use our assets as collateral for loans, financial transactions or contractual obligations.

Detailed information on financial liabilities is essential for cash flow projections and management, ensuring that we have adequate resources to meet our obligations. For additional information regarding the contractual maturity of our lease liabilities, see note 18 to our audited consolidated financial statements included elsewhere in this annual report.

The table below shows our expected maturities as of the dates presented:

Liabilities

	Maturity as of December 31, 2025
	Less than 1 year	More than 1 year	Total
	(in millions of R$)

Third-party funds – payment accounts	856.6	—	856.6
Third-party funds – CDBs	19,772.6	8,066.4	27,839.0
Third-party funds – Other obligations under financial instruments	—	752.6	752.6
Third-party funds – Others	526.7	—	526.7
Obligations to FIDC quota holders	—	815.6	815.6
Trade payables	5,482.6	14.5	5,497.1
Derivative Financial Instrument	15.8	—	15.8
Total	26,654.2	9,649	36,303.3

Liabilities

	Maturity as of December 31, 2024
	Less than 1 year	More than 1 year	Total
	(in millions of R$)

Third-party funds – payment accounts	889.3	—	889.3
Third-party funds – CDBs(1)	16,488.3	2,605.9	19,094.2
Third-party funds – Others	220.5	—	220.5
Obligations to FIDC quota holders	—	704.8	704.8
Trade payables	3,319.0	46.3	3,365.3
Total	20,917.1	3,356.9	24,274.0

(1)	The issuance of a daily liquidity CDB allows the counterparty to redeem the invested amount at any time until its final maturity, without any type of grace period. Therefore, it is important to evaluate and monitor the redemption behavior of these positions, so that liquidity risk management is carried out in a conservative manner. The methodology adopted provides for an Average Redemption Curve, calculated monthly and categorizing the issuances by batches. The analysis therefore reflects an average redemption behavior of our liquid liabilities.

Fraud Risk

We are exposed to several operating risks, the most relevant of which is the risk of fraud arising from undue, illegal or criminal activity that causes a financial loss to a party in connection with a financial transaction effected through our platform. Credit card fraud includes the unauthorized use of lost, stolen, fraudulent, counterfeit, or altered cards, as well as the misuse of the user payment account. Within this context, we are exposed to losses due to transaction chargebacks (i.e., cancellations).

The chargeback process begins when a user effects a transaction via credit card through our platform and, for reasons unrelated to us, contests the transaction with the card issuer, which forwards the contested transaction to the merchant acquirer, which cancels the transaction, reducing the volume of payables due to us.

We have departments dedicated to preventing fraud through anti-fraud processes and strategies and the real-time monitoring of transactions that use payment wallet balances or credit cards for paying bank payment slips, or making withdrawals or transfers between consumers. As a result of this monitoring, we identify, approve or decline transactions effected through our platform.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Material Modifications to Instruments

Not applicable.

B. Modifications to Rights

Not applicable.

C. Withdrawal or Substitution of Assets

Not applicable.

D. Change in Trustee or Paying Agents

Not applicable.

E. Use of Proceeds

The following “Use of Proceeds” information relates to the initial public offering of our Class A common shares, pursuant to which we registered a total of 26,285,714 Class A common shares. The initial public offering price per Class A common share was US$19.00. Our initial public offering was registered under a registration statement on Form F-1, as amended (File No. 333-292572), which was declared effective by the SEC on January 28, 2026 (the “Registration Statement”). The information contained in the Registration Statement is not incorporated by reference into this annual report. Citigroup Global Markets Inc., BofA Securities, Inc. and RBC Capital Markets, LLC, acted as representatives of the underwriters in our initial public offering.

Our initial public offering began on January 20, 2026 and was completed January 30, 2026. We sold 22,857,143 Class A common shares for an aggregate price of approximately US$434.3 million.

The total expenses incurred in connection with our initial public offering were approximately US$46.0 million, including underwriting discounts and commissions of approximately US$30.4 million and other expenses of approximately US$15.6 million. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

We received net proceeds of approximately US$388.3 million from our initial public offering after deducting underwriting discounts, commissions and other offering expenses payable by us.

We intend to use the net proceeds we received from our initial public offering for general corporate purposes, including working capital, operating expenses, meeting regulatory capital requirements, as well as capital expenditures. We also intend to use a portion of the net proceeds for the Kovr acquisition, after the transaction is approved by CADE and SUSEP. Additionally, we may use a portion of the net proceeds we received from our initial public offering to acquire or invest in businesses, products, services, or technologies. We cannot specify with certainty the particular uses of the net proceeds that we received from our initial public offering. Accordingly, we will have broad discretion in using these net proceeds. Pending our use of net proceeds from our initial public offering, we may invest the net proceeds that we received in our initial public offering in interest-earnings instruments. We intend to contribute the majority of the net proceeds from our initial public offering to our operating subsidiary PicS Holding in the form of one or more capital contributions. We will have broad discretion in allocating the net proceeds from our initial public offering, including but not limited to the timing of the capital contributions.

In line with our stated use of proceeds, on February 18, 2026, we invested R$1.5 billion in PicPay Bank to support the bank’s growth while meeting regulatory capital requirements. This investment did not impact the consolidated capital position of Pics N.V.

Although we currently anticipate that we will use the net proceeds from our initial public offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the factors described under “Part I—Item 3. Key Information—D. Risk Factors” in this annual report. Accordingly, our management will have flexibility in applying the net proceeds from our initial public offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Pending our use of the net proceeds from our initial public offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, interest-bearing instruments and Brazilian government securities. No assurance can be given that we will invest the net proceeds from our initial public offering in a manner that produces income or that does not result in a loss in value.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Our chief executive officer and chief financial officer evaluated the effectiveness, as of December 31, 2025, of our “disclosure controls and procedures,” as defined in Rules 13a-15(e) under the Exchange Act.

Based upon our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2025, our disclosure controls and procedures were (1) not effective at the reasonable assurance level in ensuring that information required to be disclosed in the reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (2) not effective at the reasonable assurance level in ensuring that information disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding such required disclosure. This conclusion follows directly from the material weaknesses in our internal control over financial reporting described in the risk factor set forth under “Part I. Item 3. Key Information—D. Risk Factors — Risks Relating to Our Business and Industry — We have identified material weaknesses in our internal control over financial reporting, and if we fail to establish and maintain effective internal controls over financial reporting we may be unable to timely and accurately report our results of operations, meet our reporting obligations and/or prevent fraud. In addition, our accounting and other management systems and resources may not be immediately prepared to meet the reporting requirements applicable to U.S. public reporting companies, which may strain our resources.” Because internal controls over financial reporting constitute a component of our broader disclosure controls and procedures, the existence of un-remediated material weaknesses in our internal controls affects our ability to provide the reasonable assurance that disclosure controls and procedures are designed to provide. For additional information, see also, “Part I. Item 3. Key Information—D. Risk Factors — Risks Relating to Our Business and Industry —  Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.”

B. Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C. Attestation Report of the Registered Public Accounting Firm

We are not required to have our independent registered public accounting firm report on the effectiveness of our internal control over financial reporting in this annual report, and they have not done so, due to a transition period established by rules of the SEC for newly public companies.

D. Changes in Internal Control over Financial Reporting

Our accounting resources and internal control framework were originally put into place to meet Brazilian regulatory and private-company reporting requirements and have not yet been fully scaled to address the internal control over financial reporting requirements applicable to U.S. public companies under the Sarbanes-Oxley Act.

As part of management’s ongoing assessment of the effectiveness of internal controls, we identified certain material weaknesses in our internal control over financial reporting related to: (i) “change management” to our IT systems; (ii) the effectiveness tests on “access management controls” for specific systems in the periodic review process of some users; and (iii) the financial reporting closing processes. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting.

As of the date of this annual report, we are working on implementing a remediation plan with respect to the material weaknesses identified above. We expect that based on the implementation of action plans already defined, each of the material weaknesses will be substantially remediated during 2026. We cannot guarantee that the measures we have taken to date and actions we may take in the future will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. For additional information, see “Part I. Item 3. Key Information—D. Risk Factors — Risks Relating to Our Business and Industry — We have identified material weaknesses in our internal control over financial reporting, and if we fail to establish and maintain effective internal controls over financial reporting we may be unable to timely and accurately report our results of operations, meet our reporting obligations and/or prevent fraud. In addition, our accounting and other management systems and resources may not be immediately prepared to meet the reporting requirements applicable to U.S. public reporting companies, which may strain our resources.”

ITEM 16. RESERVED

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We have determined that Jackson Ricardo Gomes, a member of our audit committee, is an audit committee financial expert, as defined by current SEC rules. He meets the independence requirements of Nasdaq.

ITEM 16B. CODE OF ETHICS

We have adopted a code of conduct and ethics, which is applicable to our and our subsidiaries’ directors, officers and employees, including our chief executive officer and chief financial officer. This code of conduct and ethics is available at our website www.picpay.com. Information from this website is not incorporated by reference into this annual report. A copy of our code of conduct and ethics has been filed as Exhibit 11.1 to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Auditores Independentes Ltda. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2025 and 2024. The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2025 and 2024, including out-of-pocket expenses, and a breakdown of these amounts by category of service:

	For the Year Ended December 31,
	2025	2024
	(in thousands of US$)

Audit fees (1)	1,793.7	1,465.4
Tax fees (2)	14.2	—
Total fees	1,807.9	1,465.4

(1)	Audit fees are fees for the audits of the consolidated financial statements, interim reviews, statutory audits, and comfort and consent letters rendered in connection with securities offering.
(2)	Tax fees were comprised of the aggregate fees billed for professional services rendered by the principal accountant for tax return review services.

Pre-Approval Policies and Procedures

Our audit committee has the responsibility of pre-approving all audit, audit-related, tax and other services provided by our independent accountants. Any services provided by our independent accountants that are not specifically included within the scope of the audit must be pre-approved by our audit committee prior to any engagement. Our audit committee is permitted to approve certain audit and tax services, pursuant to a de minimis exception.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Foreign Private Issuer Status

We are considered a “foreign private issuer” under U.S. securities laws and Nasdaq listing rules. Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Dutch corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We follow Dutch corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of:

●	Rule 5605(b)(2), pursuant to which independent directors must have regularly scheduled meetings with only the independent directors present;

●	Rule 5605(d), pursuant to which each listed company must have a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

●	Rule 5605(e), pursuant to which director nominees must be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;

●	Rule 5620(b), pursuant to which each listed company that is not a limited partnership must solicit proxies and provide proxy statements for all meetings of shareholders and must provide copies of such proxy solicitation to Nasdaq;

●	Rule 5620(c), pursuant to which each listed company that is not a limited partnership must provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, and that a listed company must have a quorum of at least 33 1/3 % of the outstanding shares of the company’s common voting stock;

●	Rule 5635 pursuant to which shareholder approval is required prior to:

o	the issuance of securities in connection with the acquisition of the stock or assets of another company, in certain circumstances;

o	the issuance of securities when the issuance or potential issuance will result in a change of control of the company;

o	the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions;

o	the issuance of securities equal to 20% or more of the ordinary shares or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the shares;

●	Rule 5250(b)(3), pursuant to which a listed company must disclose the material terms of all agreements and arrangements between any director or nominee for director, and any person or entity other than the company relating to compensation or other payment in connection with such person’s candidacy or service as a director of the company; and

●	Rule 5250(d), pursuant to which a listed company must distribute annual and interim reports in the manner set forth in in the rule.

Controlled Company Exemptions

J&F Participações, which is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, beneficially owns 23.5% of our Class A common shares and 100% of our Class B common shares, representing approximately 96.4% of the combined voting power in our general meeting. Accordingly, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under Nasdaq rules, a “controlled company” (which is a company of which more than 50% of the voting power is held by an individual, group or another company) may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that: (1) a majority of the board of directors consist of independent directors; (2) the board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (3) the board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We rely on some of these exemptions, which are also applicable to foreign private issuers. For instance, our compensation and nominating committees are not required to consist entirely of independent directors in accordance with Nasdaq corporate governance rules. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements applicable to companies that are not “controlled companies.” Even if we were to lose our foreign private issuer status but remain a “controlled company,” we may elect to avail ourselves of some or all of the “controlled company” exemptions under Nasdaq corporate governance rules.

Dutch Law

We are also subject to the Dutch Civil Code. In addition, a company having its corporate seat in the Netherlands, and its shares admitted to listing on a stock exchange, including a company with shares listed on Nasdaq, is required under Dutch law to disclose in its management report whether it complies with the provisions of the Dutch Corporate Governance Code and, if not, to explain the reasons why. The Dutch Corporate Governance Code contains, inter alia, principles and best practice provisions that regulate relations between a company’s board of directors and its shareholders (e.g., the general meeting) and its audit and financial reporting functions.

We have complied with the relevant best practice provisions of the Dutch Corporate Governance Code since the date our Class A common shares were listed on Nasdaq, except as otherwise disclosed from time to time in our management report.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We maintain insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers, and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations. A copy of our insider trading policy has been filed as Exhibit 11.2 to this annual report.

ITEM 16K. CYBERSECURITY

We maintain a robust cybersecurity infrastructure to safeguard our operations, networks and data through comprehensive security measures including our technology tools, internal management and external service providers.

Our chief information officers (“CIOs”) are responsible for assessing, identifying, and managing the risks from cybersecurity threats. Our CIOs have significant experience in information technology and many of our information technology team members hold qualifications in technology security positions.

Our information security program includes, among other aspects, vulnerability management, antivirus and malware protection, encryption and access control, and employee training. Our CIOs, together with our cybersecurity team, review emerging threats, controls, and procedures as part of assessing, identifying, and managing risks. Risks identified by our cybersecurity program are analyzed to determine the potential impact on us and the likelihood of occurrence. Such risks are continuously monitored to ensure that the circumstances and severity of such risks have not changed.

We also endeavor to apprise employees of emerging risks and require them to undergo regular security awareness trainings and supplemental trainings as needed. Additionally, we conduct periodic internal exercises to gauge the effectiveness of the trainings and assess the need for additional training.

In addition, we engage independent third-party cybersecurity providers for testing and vulnerability detection. We regularly engage with third-party vendors to perform external penetration testing, which identifies potential threats and reduces the impact and/or likelihood of these threats. Our employees perform similar intrusion tests and internal and external scans to help improve and harden the company’s security posture. We also conduct security assessments of our IT vendors and certain business partners and maintain cyber incident response plans that are periodically reviewed and updated by our IT security and cyber defense teams and leveraged table top exercised performed by our IT teams.

Our board of directors, primarily through our audit committee, oversees management’s approach to managing cybersecurity risks as part of its risk management oversight. Our audit committee holds discussions with management regarding our guidelines and policies with respect to cybersecurity risks and receives reports from the CIOs regarding such risks and the steps management has taken to monitor and control any exposure resulting from such risks.

For information on our exposure to the cybersecurity risk, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.” For more information on our cybersecurity team, see “Item 6. Directors, Senior Management and Employees—D. Employees—Risk Management Team—Cybersecurity Risk.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

(a) Financial Statements

(b)	List of Exhibits

Exhibit No.	Description
1.1*	Articles of Association of the Registrant (English translation).
2.1*	Description of Securities Registered under Section 12 of the U.S. Securities Exchange Act of 1934, as Amended.
4.1	Rights Assignment Agreement (Contrato de Cessão de Direitos) dated January 26, 2024, between PicPay Bank – Banco Múltiplo S.A. and Banco Original S.A. (English translation) (incorporated by reference to Exhibit 10.1 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.2	Operational Agreement (Acordo Operacional) dated March 28, 2024, between PicPay Bank – Banco Múltiplo S.A. and Banco Original S.A. (English translation) (incorporated by reference to Exhibit 10.2 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.3	Recovering of Credit Services Agreement (Contrato de Prestação de Serviços de Cobrança de Crédito) dated January 18, 2024, between PicPay Bank – Banco Múltiplo S.A. and Banco Original S.A. (English translation) (incorporated by reference to Exhibit 10.3 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.4	Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) dated January 10, 2024, between PicPay Bank – Banco Múltiplo S.A. and Banco Original S.A. (English translation) (incorporated by reference to Exhibit 10.4 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).

4.5	Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) dated November 16, 2023, between PicPay Instituição de Pagamento S.A. and Banco Original S.A. (English translation) (incorporated by reference to Exhibit 10.5 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.6	Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) dated May 16, 2025, between PicPay Instituição de Pagamento S.A. and Banco Original S.A. (English translation) (incorporated by reference to Exhibit 10.6 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.7	Operational Agreement (Contrato Operacional) dated May 5, 2022, as amended on November 29, 2022, among Banco Original S.A., PicPay Instituição de Pagamento S.A. and Original Hub Ltda. (English translation) (incorporated by reference to Exhibit 10.7 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.8	Operational Agreement (Contrato Operacional) dated January 21, 2025, between PicPay Instituição de Pagamento S.A. and Banco Original S.A. (English translation) (incorporated by reference to Exhibit 10.8 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.9	Partnership Agreement (Contrato de Parceria) dated May 8, 2023, between PicPay Instituição de Pagamento S.A. and Banco Original S.A. (English translation) (incorporated by reference to Exhibit 10.9 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.10	Cooperation Agreement (Termo de Cooperação) dated June 9, 2020, as amended and restated on March 2, 2021, between PicPay Instituição de Pagamento S.A. (formerly known as PicPay Serviços S.A.) and Banco Original S.A. (English translation) (incorporated by reference to Exhibit 10.10 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.11	Closed-loop Payment Arrangements Agreement (Contrato de Arranjo de Pagamento Fechado) dated November 27, 2018, as amended and restated on February 26, 2020, between PicPay Instituição de Pagamento S.A. (formerly known as PicPay Serviços S.A.) and Banco Original S.A. (English translation) (incorporated by reference to Exhibit 10.11 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.12	Banking Correspondent Agreement (Contrato de Correspondente Bancário) dated September 11, 2018, as amended and restated on February 24, 2021, between PicPay Instituição de Pagamento S.A. (formerly known as PicPay Serviços S.A.) and Banco Original S.A. (English translation) (incorporated by reference to Exhibit 10.12 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.13	Derivatives Master Agreement (Contrato Global de Derivativos) dated July 4 2024, between PicPay Bank – Banco Múltiplo S.A. and Banco Original S.A. (English translation) (incorporated by reference to Exhibit 10.13 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.14	Endorsement of Bank Credit Notes without Co-obligation Agreement (Contrato de Endosso de Cédulas de Crédito Bancário sem Coobrigação) dated April 10, 2024 between Banco Original S.A. and PicPay Bank – Banco Múltiplo S.A. (English translation) (incorporated by reference to Exhibit 10.14 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.15	Banking Correspondent Agreement (Contrato de Correspondente Bancário) dated July 26, 2022, between Guiabolso Finanças, Correspondente Bancário e Serviços Ltda. and Banco Original S.A. (English translation) (incorporated by reference to Exhibit 10.15 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.16	Partnership Agreement and Other Covenants (Contrato de Parceria e outras Avenças) dated October 28, 2022, as amended on May 27, 2024, among JBS S.A., GuiaBolso Pagamentos Ltda., and PicPay Instituição de Pagamento S.A. (English translation) (incorporated by reference to Exhibit 10.16 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).

4.17	Credit Card Partnership Agreement (Contrato de Parceria para Emissão de Cartões de Pagamento) dated September 9, 2020, as amended and restated on March 5, 2021, between PicPay Instituição de Pagamento S.A. (formerly known as PicPay Serviços S.A.) and Banco Original S.A. (English translation) (incorporated by reference to Exhibit 10.17 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.18	Receivables Assignment Agreement (Contrato de Cessão de Crédito) dated October 1, 2024, between PicPay Bank – Banco Múltiplo S.A. and Âmbar Energia S.A. (English translation) (incorporated by reference to Exhibit 10.18 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.19	Trademark Sale Agreement (Instrumento Particular de Cessão de Titularidade e Exploração de Marcas e Domínios) dated May 2, 2019, as amended on May 30, 2019 and June 7, 2019, between J&F Participações S.A. and PicPay Instituição de Pagamento S.A. (English translation) (incorporated by reference to Exhibit 10.19 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.20#	Strategic Alliance and Incentives Program Agreement (Contrato de Aliança Estratégica e Programa de Incentivos) dated October 3, 2023, between Mastercard Brasil Soluções de Pagamento Ltda. and PicPay Bank – Banco Múltiplo S.A. (English translation) (incorporated by reference to Exhibit 10.20 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.21#	Strategic Alliance and Incentives Program Agreement (Contrato de Aliança Estratégica e Programa de Incentivos) dated June 20, 2024, between Mastercard Brasil Soluções de Pagamento Ltda. and PicPay Bank – Banco Múltiplo S.A. (English translation) (incorporated by reference to Exhibit 10.21 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.22	Asset Purchase and Sale Agreement (Contrato de Compra e Venda de Bens Móveis) dated June 23, 2025, between PicPay Instituição de Pagamento S.A. and Banco Original S.A. (English translation) (incorporated by reference to Exhibit 10.22 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.23	Credit Rights Assignment Agreement dated December 10, 2025, between PicPay Bank – Banco Múltiplo S.A. and J&F S.A. (English translation) (incorporated by reference to Exhibit 10.23 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.24	Credit Rights Assignment Agreement dated December 19, 2025, between PicPay Bank – Banco Múltiplo S.A. and J&F S.A. (English translation) (incorporated by reference to Exhibit 10.24 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
4.25#	Equity Purchase Agreement (Contrato de Compra e Venda de Participações Societárias e Outras Avenças) dated September 19, 2025, among Picpay Participações e Investimentos Ltda. and the controlling shareholders of Kovr Participações S.A. and its subsidiaries (English translation) (incorporated by reference to Exhibit 10.25 to the registration statement on Form F-1 of Picpay Holdings Netherlands B.V. under the Securities Act (File No. 333-292572) filed with the SEC on January 5, 2026).
8.1*	List of subsidiaries of the Registrant.
11.1*	Code of Conduct and Ethics.
11.2*	Insider Trading Policy.
12.1*	Section 302 Certification of the Chief Executive Officer.
12.2*	Section 302 Certification of the Chief Financial Officer.
13.1*	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer.
97.1*	Clawback Policy.
101.INS*	Inline XBRL Instance Document. The instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Linkbase Document.
104*	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
#	Portions of this exhibit have been omitted because (i) the omitted information is not material and (ii) the omitted information is of the type that the parties customarily and actually treat as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Date: April 30, 2026	PicS N.V.

/s/ Eduardo Chedid Simões
	Name:	Eduardo Chedid Simões
	Title:	Executive Director and Chief Executive Officer

/s/ Rodrigo Luís Rosa Couto
	Name:	Rodrigo Luís Rosa Couto
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
PicS N.V.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of PicS N.V. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with International Financial Reporting Standards Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the allowance for expected credit losses

As discussed in Notes 3.5, 8.2 and 8.3 to the consolidated financial statements, the Company recognized as of December 31, 2025 a loss allowance for expected credit losses (ECL) of R$ 3,155,386, related to consumer loans (the collective ECL). The Company classified its financial assets into three credit risk stages based on the assessment of changes in credit risk since initial recognition, in accordance with the ECL model, including the assessment of an absolute criteria (days past due) and a relative criteria (significant changes in credit behavior variables that are strongly correlated with the probability of default (PD)). For assets with no significant increase in credit risk (Stage 1), a 12-month ECL was recognized, while for assets that have experienced a significant increase in credit risk (SICR) or are credit-impaired (Stages 2 and 3, respectively), lifetime ECL was recognized. To estimate the collective ECL the Company segregated the portfolios into homogeneous risk groups based on shared credit risk characteristics and used models to estimate the PD, the exposure at default (EAD) and the loss given default (LGD) for each group, considering the loan performance data and the recovery of defaulted loans over a historical observation period, as well as identified relevant macroeconomic variables.

We identified the assessment of the collective ECL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge and subjective and complex auditor judgment was involved in the assessment of the collective ECL due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the collective ECL methodology and models used to estimate the PD and LGD and their significant assumptions. Such significant assumptions included the 1) historical observation periods used for loan performance data and recovery of defaulted loans; 2) credit risk stages based on changes in credit behavior variables that are used to determine the SICR; and 3) relevant macroeconomic variables. In addition, the assessment also included an evaluation of the conceptual soundness and performance of the PD and LGD models.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the Company’s process to develop the collective ECL estimate by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

●	evaluating the collective ECL methodology for compliance with International Financial Reporting Standards - Accounting Standards

●	assessing the conceptual soundness of the PD and LGD models by inspecting the model documentation to determine whether the models are suitable for their intended use

●	evaluating the performance of the PD and LGD models by comparing them to relevant specific portfolio metrics and trends

●	evaluating the appropriateness of the credit risk stages based on changes in credit behavior variables that are used to determine the SICR of financial assets with shared risk characteristics by comparing to relevant Company-specific metrics and applicable regulatory practices

●	evaluating the length of the historical observation periods used for loan performance data and recovery of defaulted loans by comparing to specific portfolio risk characteristics and trends

●	evaluating the selection of the macroeconomic variables used in the PD model through regression analysis of the historical correlation of these variables and credit risk.

Assessment of the recoverability of deferred tax assets

As discussed in Notes 3.15, 4.5 and 10 to the consolidated financial statements, the Company recognized deferred tax assets (DTA) of R$ 641,411 during the year-ended December 31, 2025 related to tax losses and social contribution negative basis (tax losses and social contribution DTA). The recognition of these assets depends on the likelihood that future taxable profits will be available for utilization. The Company’s estimates of future taxable profits are based on management’s business plans and projections, which require the definition of significant assumptions regarding future events and conditions, such as revenue growth and operating margins.

We identified the assessment of the recoverability of tax losses and social contribution DTA as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in evaluating the revenue growth and operating margins assumptions used to estimate future taxable profits.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and implementation of certain internal controls over the determination of assumptions, including revenue growth and operating margins, used in preparing future taxable profits. We involved valuation professionals with specialized skills and knowledge, who assisted in assessing the revenue growth and operating margins assumptions by analyzing the consistency of these assumptions with commonly adopted valuation practices and methodologies and comparing to the Company’s historical information and relevant market data.

/s/ KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2019.

São Paulo, Brazil
April 30, 2026

PCAOB ID No. 01124

PicS N.V.
Consolidated statements of financial position
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

ASSETS	Note	December 31, 2025	December 31, 2024
Cash and cash equivalents	6	3,863,395	7,471,673
Financial assets		32,933,941	16,875,509
Financial assets measured at fair value through profit or loss		71,451	100,051
Financial Investments	7a	42,435	45,864
Derivative financial instruments	7b	29,016	54,187
Financial assets measured at fair value through other comprehensive income		3,000,551	3,099,077
Financial Investments	7a	3,000,551	3,099,077
Financial assets measured at amortized cost		29,861,939	13,676,381
Financial investments	7a	2,891,089	-
Trade receivables	8.1	4,146,321	3,877,167
Consumer Loans	8.2	20,913,519	9,578,148
Other receivables	8.4	1,911,010	221,066
Prepaid expenses	9	273,755	141,805
Other assets		19,173	4,371
Tax assets	10	3,609,417	1,778,853
Current income tax assets		1,533,487	1,212,616
Deferred tax assets	10.1	2,075,930	566,237
Legal deposits		1,370	667
Property, plant and equipment	11	110,784	74,334
Right of use assets – leases	11	35,462	43,032
Intangible assets	12	1,138,811	927,414
TOTAL ASSETS		41,986,108	27,317,658

LIABILITIES	Note	December 31, 2025	December 31, 2024
Financial liabilities measured at fair value through profit or loss		15,751	-
Derivative financial instruments	7b	15,751	-
Financial liabilities measured at amortized cost		36,287,500	24,274,008
Third-party funds	13	29,974,830	20,203,988
Trade payables	14	5,497,113	3,365,265
Obligations to FIDC FGTS quota holders	15	815,557	704,755
Labor obligations	16	594,918	535,434
Taxes payable	17	826,498	648,205
Deferred tax liabilities	10.2	37,791	-
Lease liability	18	45,171	53,136
Provision for legal and administrative claims	19	254,723	17,484
Other liabilities	8.2	33,842	25,524
Total Liabilities		38,096,194	25,553,791

Equity	20	3,889,914	1,763,867
Share premium reserve		2,589,934	1,406,563
Capital reserve		131,325	-
Fair value reserve		3,507	(22,610)
Retained earnings		1,148,018	224,633
Non-Controlling interests		17,130	155,281
TOTAL EQUITY AND LIABILITIES		41,986,108	27,317,658

The notes are an integral part of the consolidated financial statements.

PicS N.V.
Consolidated statements of profit or loss
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

	Note	December 31, 2025	December 31, 2024	December 31, 2023
Net revenue from transaction activities and other services		1,891,204	1,524,048	1,059,936
Financial income	22	8,386,620	4,046,096	2,398,710
Total revenue and financial income		10,277,824	5,570,144	3,458,646

Transaction expenses	23	(691,227)	(493,676)	(438,539)
Interest and other financial expenses	24	(3,499,396)	(1,438,664)	(1,212,478)
Total transaction and financial expenses		(4,190,623)	(1,932,340)	(1,651,017)

Credit loss allowance expenses	25	(2,528,543)	(887,025)	(14,290)
Technology expenses	26	(502,690)	(508,600)	(312,098)
Marketing expenses	27	(494,885)	(333,180)	(312,560)
Personnel expenses	28	(1,422,727)	(1,090,833)	(879,362)
Administrative expenses	29	(444,686)	(234,423)	(136,659)
Depreciation and amortization		(442,761)	(292,911)	(169,823)
Other expenses		(58,946)	(33,013)	(4,638)
Other income		125,376	88,153	23,468

Profit before income taxes		317,339	345,972	1,667

Current income tax and social contribution	17.2	(655,463)	(545,603)	(50,815)
Deferred income tax and social contribution	17.2	1,479,730	451,419	86,503
Total income tax and social contribution (expense) benefit		824,267	(94,184)	35,688
Profit for the year		1,141,606	251,788	37,355
Profit attributable to the Company’s shareholders		1,091,487	217,574	34,523
Profit attributable to non-controlling interests		50,119	34,214	2,832
Earnings per share – basic and diluted	20c	5,457	1,088	172,615

The notes are an integral part of the consolidated financial statements.

PicS N.V.
Consolidated statements of comprehensive income
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

	December 31, 2025	December 31, 2024	December 31, 2023

Profit for the year	1,141,606	251,788	37,355
Other comprehensive income/(loss) (OCI)	29,745	(26,951)	152
- Items that are or may be reclassified subsequently to profit or loss
Fair value of financial assets at fair value through other comprehensive income	50,948	(27,137)	254
Deferred income tax	(22,789)	-	-
Reclassification of fair value adjustments to profit or loss	1,586	186	(102)
Total comprehensive income	1,171,351	224,837	37,507
Comprehensive income attributable to the Company’s shareholders	1,116,327	195,077	34,655
Comprehensive income attributable to non-controlling interests	55,024	29,760	2,852

The notes are an integral part of the consolidated financial statements.

PicS N.V.
Consolidated statements of changes in equity
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

	Note	Share capital	Share premium reserve	Additional paid-in capital	Capital reserve	Fair value reserve	Other reserve	Retained earnings / (accumulated losses)	Non Controlling interest	Total

Balances as of December 31, 2022 – PicS		1,687	-	1,749,566	525,289	(265)	194,910	(1,201,648)	(107,311)	1,162,228
Other comprehensive income for the period		-	-	-	-	152	-	-	-	152
Capital reserve		-	-	-	3,738	-	-	-	-	3,738
Profit for the period		-	-	-	-	-	-	34,523	2,832	37,355
Balances as of December 31, 2023 - PicS		1,687	-	1,749,566	529,027	(113)	194,910	(1,167,125)	(104,479)	1,203,473

	Note	Share capital	Share premium reserve	Additional paid-in capital	Capital reserve	Fair value reserve	Other reserve	Retained earnings / (accumulated losses)	Non Controlling interest	Total
Balances as of December 31, 2023 – PicS		1,687	-	1,749,566	529,027	(113)	194,910	(1,167,125)	(104,479)	1,203,473
Other comprehensive income for the period (OCI)
Fair value of financial assets at fair value through other comprehensive income		-	-	-	-	595	-	-	79	674
Reclassification of fair value adjustments to profit or loss		-	-	-	-	(62)	-	-	(35)	(97)
Profit for the year		-	-	-	-	-	-	(7,059)	(579)	(7,638)
Balances as of March 13, 2024 - PicS		1,687	-	1,749,566	529,027	420	194,910	(1,174,184)	(105,014)	1,196,413
Restructuring of March 14, 2024		(1,687)	1,301,007	(1,749,566)	(529,027)	-	(194,910)	1,174,184	-	-
Balances as of March 14, 2024 – PicS N.V		-	1,301,007	-	-	420	-	-	(105,014)	1,196,413
Share capital increase		-	105,556	-	-	-	-	-	-	105,556
Other comprehensive income for the period (OCI)
Fair value of financial assets at fair value through other comprehensive income		-	-	-	-	(5,284)	-	-	(1,054)	(6,338)
Deferred income tax		-	-	-	-	(17,964)	-	-	(3,509)	(21,473)
Reclassification of fair value adjustments to profit or loss		-	-	-	-	218	-	-	65	283
Contribution from NCI without a change in control		-	-	-	-	-	-	-	230,000	230,000
Profit for the year		-	-	-	-	-	-	224,633	34,793	259,426
Balances as of December 31, 2024 –PicS N.V		-	1,406,563	-	-	(22,610)	-	224,633	155,281	1,763,867

The notes are an integral part of the consolidated financial statements.

PicS N.V.
Consolidated statements of changes in equity
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

	Note	Share capital	Share premium reserve	Additional paid-in capital	Capital reserve	Fair value reserve	Other reserve	Retained earnings / (accumulated losses)	Non-Controlling Interest	Total
Balances as of December 31, 2024 -PicS N.V		-	1,406,563	-	-	(22,610)	-	224,633	155,281	1,763,867
Share capital increase	20	-	1,183,371	-	-	-	-	-	-	1,183,371
Corporate reorganization	20a	-	-	-	-	-	-	(168,102)	(191,898)	(360,000)
Share-based long-term incentive plan - (LTIP)	20d	-	-	-	131,325	-	-	-	-	131,325
Other comprehensive income for the period (OCI)
Fair value of financial assets at fair value through other comprehensive income		-	-	-	-	44,557	-	-	6,391	50,948
Deferred income tax		-	-	-	-	(20,013)	-	-	(2,776)	(22,789)
Reclassification of fair value adjustments to profit or loss		-	-	-	-	1,573	-	-	13	1,586
Profit for the year		-	-	-	-	-	-	1,091,487	50,119	1,141,606
Balances as of December 31, 2025- PicS N.V		-	2,589,934	-	131,325	3,507	-	1,148,018	17,130	3,889,914

The notes are an integral part of the consolidated financial statements.

PicS N.V.
Consolidated statements of cash flows
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

	Note	December 31, 2025	December 31, 2024	December 31, 2023

Profit for the year		1,141,606	251,788	37,355
Adjustments for
Income tax and social contribution expenses (benefit)	17.2	(824,267)	94,184	(35,688)
Labor provisions		72,090	16,757	20,128
Share based long term incentive plan (LTIP)		205,640	-	-
Depreciation/amortization	11/12	442,761	292,911	169,449
Provision for legal and administrative claims	19	108,850	16,328	10,255
Chargeback provision		(32,582)	(22,298)	-
Credit loss allowance		2,528,543	887,025	14,290
Write-off / loss on disposal of intangible assets	12	-	91,879	5,201
Loss or (gain) on disposal of property, plant and equipment		-	-	1,004
Interest accrued on third party funds		439,765	1,317,486	-
Interest accrued on consumer loans		(2,727,191)	(1,537,416)	(27,297)
Interest accrued on FIDC FGTS senior quotas		122,894	(3,245)	-
Interest accrued on financial assets		(585,607)	(269,850)	(240,580)

Variations in operating assets and liabilities
Financial assets		(2,533,733)	(146,008)	(941,079)
Derivative financial instruments		42,142	(54,187)	-
Trade receivables and other receivables		(1,926,527)	(520,375)	(62,352)
Consumer loans		(13,091,432)	(7,053,056)	(533,162)
Prepaid expenses		(131,950)	(69,616)	(26,318)
Other assets		(1,840,830)	(1,160,877)	(386,227)
Third-party funds		11,355,574	6,891,698	4,263,635
Labor obligations and taxes payable		1,711,283	905,463	271,119
Trade payables and other obligations		2,504,774	2,745,519	266,373
Obligations to FIDC FGTS quota holders	15	(12,092)	832,777	-
Legal and administrative claims	19	128,389	(9,907)	(6,104)
Interest received		1,953,489	500,758	-
Interest paid		(2,033,079)	(1,325,623)	(1,147,784)
Income tax and social contribution paid		(757,853)	(381,571)	(85,251)
Net cash (used in) from operating activities		(3,739,343)	2,290,544	1,566,968

Cash flows from investing activities
Acquisition of subsidiaries net of cash acquired		-	-	(7,946)
Acquisition of common control subsidiaries net of cash acquired		-	-	(27,031)
Acquisition of property, plant and equipment	11	(67,683)	(60,809)	(4,664)
Acquisition of intangible assets	12	(616,658)	(521,244)	(497,434)
Acquisition of credit card operations	21	-	(1,815,000)	-
Acquisition of FIDC PICPAY subordinated quotas		-	(128,022)	-
Net cash (used in) investing activities		(684,341)	(2,525,075)	(537,075)

Cash flows from financing activities
Share Capital Increase	20	1,183,371	105,556	-
Issuance of non-controlling interests	20	-	230,000	-
Corporate reorganization	20	(360,000)	-	-
Payment of leases	31	(7,965)	(8,402)	(12,245)
Net cash from financing activities		815,406	327,154	(12,245)
Net increase (decrease) in cash and cash equivalents		(3,608,278)	92,623	1,017,648

Cash and cash equivalents at the beginning of the year		7,471,673	7,379,049	6,361,401
Cash and cash equivalents at the end of the year		3,863,395	7,471,673	7,379,049

Net increase (decrease) in cash and cash equivalents		(3,608,278)	92,623	1,017,648

The notes are an integral part of the consolidated financial statements.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

1. Operating context

PicS N.V (formerly known as PicPay Holdings Netherlands B.V). (“PicPay Netherlands” or “Company”, along with its subsidiaries, “PicPay Group” or “Group”), a private limited liability company under Dutch law, was converted into a public limited liability company under Dutch law with the name “PicS N.V.”. On January 30, 2026, PicS N.V. finalized its initial public offering (“IPO”) and trading of its shares began on the National Association of Securities Dealers Automated Quotation (“NASDAQ”) under the symbol “PICS”.

On December 30, 2023, J&F International B.V. (“J&F International”), at that time the beneficial holder of 100% of the Class B common shares of PicS Ltd. (“PicS”) (representing 99.6153% of the total issued and outstanding common shares of PicS), contributed the beneficial entitlement to these common shares to PicS N.V., by way of a share premium contribution on the shares in the capital of PicS N.V.

The legal transfer of the Class B common shares of PicS to PicS N.V was effective on March 14, 2024, which was considered the date of transfer of control for consolidation purposes. As of the date hereof, PicS N.V directly holds 100% of the Class B common shares of PicS (representing 99.6153% of the total issued and outstanding common shares of PicS) and indirectly owns (through JAB Capital SP Fund, Belami Capital SP Fund and AGR Capital SP Fund, each a private investment fund, organized within a segregated portfolio company in the Cayman Islands) the beneficial entitlement to 100% of the Class A common shares of PicS (representing 0.3847% of the total issued and outstanding common shares of PicS).

The Group accounted for the restructuring (“Restructuring”) as a common control transaction, and the pre-restructuring carrying amounts of PicS were included in the PicS N.V consolidated financial statements at book value (carryover basis). Thus, these consolidated financial statements reflect:

1.	The historical operating results, cash flows and financial position of PicS and its subsidiaries prior to the Restructuring;

2.	The contribution of PicS N.V consolidated assets at book value on March 14, 2024, which comprised cash and cash equivalents in the amount of 1 EUR;

3.	The consolidated operating results, cash flows and financial position of the Group following the Restructuring;

PicPay Instituição de Pagamento S.A. (“PicPay”) is authorized by the Brazilian Central Bank (“BACEN”) to operate as a payment institution in the capacities of:

(1)	issuer of electronic currency;

(2)	issuer of postpaid payment instruments;

(3)	acquirer;

PicPay Bank – Banco Múltiplo S.A. (“PicPay Bank”) is authorized by the Brazilian Central Bank to operate as a multi-purpose bank, with authorization to perform both commercial and credit, financing and investment activities;

PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda. (“PicPay Invest”) is authorized by the Brazilian Central Bank to operate as a securities broker. In addition, PicPay Invest is authorized by the CVM to perform custodian securities services and fiduciary administration and trustee activities; and

Crednovo Sociedade de Empréstimo Entre Pessoas S.A. (“Crednovo”) is authorized by the Brazilian Central Bank to operate as a P2P (“Peer-to-peer”) lending fintech company intermediating credit operations between lenders and borrowers.

As of December 31, 2025, the controlling shareholder of PicS N.V is J&F International, which holds 87.83% of the total issued and outstanding capital stock of PicS N.V. J&F International is a wholly owned subsidiary of J&F Participações.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

2. Presentation and preparation of the consolidated financial statements

2.1 Basis of preparation of the consolidated financial statements

These consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Board of Directors at the meeting held on April 30, 2026.

Prior to the IPO, PicPay relied on capital contributions from its controlling shareholders, as its earnings were not sufficient to finance the growth of the Group’s operations. The capital raised during the IPO will be used to support PicPay operations.

The consolidated financial statements were prepared on a historical cost basis, unless otherwise stated.

2.2 Basis of consolidation

These consolidated financial statements include PicS N.V and all entities over which it has control (subsidiaries). Control is when the Group is exposed or has rights to variable returns from its involvement with the investee, has existing rights that give it the ability to direct the relevant activities and has the ability to affect those returns through its power over the investee.

The Group reassesses whether it controls a subsidiary if facts and circumstances indicate there are changes to one or more of the elements of control. Consolidation of a subsidiary begins when the Group obtains control over the entity and ceases when the Group loses control. Assets, liabilities, income and expenses of a subsidiary are included in the consolidated financial statements from the date the Group obtains control until the date the Group loses control. Intragroup transactions between parent company and its subsidiaries are eliminated in full on consolidation.

On December 17, 2024, the Company structured the “Fundo de Investimento em Direitos Creditórios PicPay FGTS” (‘FIDC FGTS’), a Receivables Investment Fund, domiciled in the city of São Paulo, Brazil. The fund consists of a total of 825,674 quotas, of which 697,652 are senior quotas and 128,022 are subordinated quotas. The Group exclusively acquired the subordinated quotas for R$ 128,022, which were settled in cash on the same date. On December 17, 2024, the Group, as the sole holder of the subordinated quotas and therefore responsible for all risks associated with the FIDC operation, began to consolidate the FIDC FGTS. This is due to its exposure to the residual value of the FIDC after the payment of remuneration to the senior quota holders, which must be fully redeemed. Additionally, the power to control voting rights and, consequently, to determine the administrative activities of the FIDC characterizes the influence exercised by the Group, as stipulated in the fund’s regulations. The operation consists of the assignment of receivables to the FIDC, which is considered a related party. Thus, the assets and liabilities of the PicPay Group and the FIDC are eliminated in the consolidated financial statements, resulting only in the Group’s co-obligation regarding the quotas. As a subordinated quota holder, the Group records both a liability and an expense corresponding to that liability. The subordinated position retains the risks and benefits that the Group still retains control over the receivables, justifying the consolidation of the FIDC in its financial statements. The senior quotas are accounted for as a financial liability under the heading ‘Obligations to FIDC FGTS quota holders’, while the accrued remuneration to senior quota holders is recorded as ‘Interest and Other Financial Expenses’.

On September 19, 2025, PicPay Participações e Investimentos Ltda executed an Equity Purchase Agreement for the acquisition (the “Acquisition”) of two separate entities:

(i)	shares representing 100% of the total share capital of KOVR Participações S.A., a Brazilian insurance company, which holds 100% of the total share capital of KOVR Seguradora S.A. and KOVR Previdência S.A., and indirectly holds 100% of KOVR Capitalização S.A.; and

(ii)	quotas representing 53% of the total share capital of Estrutural Corretora Assessoria e Consultoria de Seguros Ltda. (“Estrutural”) an insurance brokerage company. PicPay Participações was also granted an option to purchase the remaining 47% of Estrutural’s total share capital. This option to purchase may be exercised up to 60 (sixty) months following the third year after the closing date of the Acquisition.

Kovr Participações S.A. is a full-service digital insurance company that offers services for multiple partners with products such as affinity, surety, life, financial lines, among others. Estrutural is responsible for brokerage services for Kovr Seguradora S.A.

The purchase price for the acquisition of KOVR Participações S.A. is approximately R$ 657,596 and the purchase price for Estrutural amounts to R$ 154.

The closing of the Acquisition is subject to the precedent conditions for this type of transaction, including approvals from the Brazilian federal antitrust authority (Conselho Administrativo de Defesa Econômica - CADE) and the Brazilian federal insurance regulator (Superintendência de Seguros Privados - SUSEP), and has not been completed by the Group as of the issuance date of these consolidated financial statements.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

The consolidated financial statement includes PicS N.V and the following subsidiaries:

Entity	Country	Principal activities	December 31, 2025	December 31, 2024	Control
PicS Ltd.	Cayman	Holding	99.61%	99.61%	Direct
PicS Holding Ltda	Brazil	Holding	100.00%	83.66%	Indirect
PicPay Instituição de Pagamento S.A.	Brazil	Financial services (1)	100.00%	100.00%	Indirect
PicPay Bank - Banco Múltiplo S.A.	Brazil	Bank services (1)	100.00%	100.00%	Indirect
Crednovo Sociedade de Empréstimo Entre Pessoas S.A.	Brazil	P2P Lending Services	100.00%	100.00%	Indirect
PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda	Brazil	Brokerage firm and securities dealer Company	100.00%	100.00%	Indirect
Guiabolso Correspondente Bancário e Serviços Ltda	Brazil	Bank correspondent	100.00%	100.00%	Indirect
Guiabolso Pagamentos Ltda	Brazil	Bank correspondent	100.00%	100.00%	Indirect
BX Negócios Inteligentes Ltda	Brazil	Bank correspondent	100.00%	100.00%	Indirect
Fundo de Investimentos em Direitos Creditórios Não- Padronizados PicPay I (2)	Brazil	Receivable investment fund	100.00%	100.00%	Indirect
Fundo de Investimentos em Direitos Creditórios PicPay FGTS (2)	Brazil	Receivable Investment fund	15.46%	15.46%	Indirect
PicPay Participações e Investimentos Ltda (3)	Brazil	Holding	100.00%	N/A	Direct
Nosso Time iGaming S.A. (3)	Brazil	Sportbook	95.25%	N/A	Indirect
PicPay Holding Ltda (3)	Brazil	Holding	100.00%	N/A	Direct
Zem Collection Ltda (3)	Brazil	Debt Collection Agency	100.00%	N/A	Indirect

(1)	Bank activities are focused on CDB (Certificado de Depósito Bancário, Certificate of Deposit), lending, and funding. Financial services activities are focused on payment services, credit card, discount receivables, and other financial activities.

(2)	The % interest represents the percentage of the subordinated quotas issued by the “FIDC PicPay I” (Fundo de Investimentos em Direitos Creditórios Não-Padronizados PicPay I) and “FIDC FGTS” (Fundo de Investimentos em Direitos Creditórios PicPay FGTS) held by the Group.

(3)	In 2025, the Company founded four new entities: PicPay Participações e Investimentos Ltda (April 07), Nosso Time iGaming S.A (May 07), PicPay Holding Ltda (September 15), and Zem Collection Ltda (September 18).

Accounting policies have been applied uniformly to all consolidated entities.

3. Material accounting policies

3.1 Functional and presentation currency

The functional currency of a company is the local currency within the primary economic environment in which it operates. These consolidated financial statements are presented in Brazilian reais (R$), which is the Group presentation and functional currency. There are no significant transactions carried out in foreign currency. All financial information is presented in thousands of reais, except when otherwise indicated.

3.2 Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other highly liquid short-term investments, which are redeemable within 90 days at a known amount in cash and are subject to an insignificant risk of change in value. Cash equivalents are held to meet short-term cash commitments and not for investment or for other purposes.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

3.3 Trade receivables

Amounts receivable from financial transactions processed by acquirers and card issuers

Composed of the amounts receivable from acquirers and card issuers for payment transactions with credit cards and debit cards made by users on the Group’s payment platform. Receivables from debit card transactions are settled in 1 day and receivables from normal credit card transactions are settled on or prior to 32 days following the transaction. Credit card receivables, including those from full immediate payments and monthly installments for up to 12 months, generate receivables due from the acquirer which are measured at amortized cost and are net of provisions for credit and fraud risk (chargeback). These credit card receivables are transferred to the FIDC PicPay I via pass-through arrangements and an income from these transactions began to be recognized through the appreciation of the subordinated quota, which is classified as financial income on these consolidated financial statements due to the FIDC’s consolidation on PicS N.V. financial statements.

Amounts receivable from provision of services

Primarily composed of receivables related to business partner commissions and intermediation fees charged for processing transactions receivable from commercial establishments.

3.4 Financial assets and liabilities

Initial Recognition and Measurement

Financial assets and liabilities are initially recognized when the Group becomes a party to the contractual provisions of the respective instruments. Upon initial recognition, the Group determines the classification of financial instruments as subsequently measured at Amortized Cost (AC), Fair Value Through Other Comprehensive Income (FVOCI), or Fair Value Through Profit or Loss (FVTPL). This classification is defined based on the Group’s Business Model for managing financial assets and the contractual characteristics of the cash flows of each instrument.

The Business Model reflects how the Group manages its financial assets to generate cash flows, whether through collecting contractual cash flows, selling financial assets, or a combination of both.

The assessment of the contractual characteristics of cash flows is performed through the Solely Payments of Principal and Interest (SPPI) test, which verifies whether the contractual cash flows are compatible with the intended classification. This test ensures that the characteristics of the contractual cash flow of the asset correspond to the payment of principal and interest. Thus, based on the SPPI test, management will make its definition of classification and measurement of the financial asset, defining the business model.

Contractual cash flows are considered to represent “solely payments of principal and interest” when they correspond to a basic lending arrangement. In such cases, interest must essentially reflect the time value of money, credit risk, operational costs, profit margin, and other risks associated with the instrument.

This procedure applies both when entering into a new financial instrument and when a contractual change occurs that could modify the generation of cash flows composed exclusively of payments of principal and interest for an existing instrument within the Group.

Reclassification of the Business Model

When the Group changes its business model for managing financial assets, it applies reclassification prospectively from the reclassification date onward to all affected financial assets, with no previously recognized gain, loss (including impairment gains or losses), or interest being reversed.

Changes in the business model result from changes in specific objectives of certain groups of jointly managed financial assets that are significant to the Group’s operations and demonstrable to external parties.

When reclassifying a financial asset from amortized cost to fair value through profit or loss, fair value is determined on the reclassification date. Any difference between the previously recognized amortized cost and the new fair value is recognized directly in profit or loss.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

When an asset is reclassified from FVTPL to amortized cost, its fair value on the reclassification date becomes the new gross carrying amount.

When reclassifying a financial asset from amortized cost to FVOCI, fair value is also measured on the reclassification date. In this case, any difference between previous amortized cost and fair value is recognized in other comprehensive income. The effective interest rate and expected credit loss measurement remain unchanged.

When an asset is reclassified from FVOCI to amortized cost, it is recorded at its fair value on the reclassification date. However, the cumulative gain or loss previously recognized in other comprehensive income is removed from equity and adjusted against the asset’s fair value. Thus, the asset is subsequently measured as if it had always been measured at amortized cost. This adjustment affects only other comprehensive income, with no impact on profit or loss, and does not constitute a reclassification adjustment. The effective interest rate and expected credit loss measurement also remain unchanged.

If the Group reclassifies a financial asset from FVTPL to FVOCI, the asset remains measured at fair value.

Finally, when reclassifying a financial asset from FVOCI to FVTPL, the asset continues to be measured at fair value. In this case, the cumulative gain or loss previously recognized in other comprehensive income is transferred from equity to profit or loss as a reclassification adjustment on the date of the category change.

Financial assets

Fair value through other comprehensive income (FVOCI)

Financial assets are measured at fair value through other comprehensive income when they are held within a business model whose objective includes both collecting contractual cash flows and selling financial assets, with substantial transfer of risks and rewards. In addition, their contractual terms must give rise, on specific dates, to cash flows that consist solely of payments of principal and interest on the outstanding principal amount. Therefore, the instruments must pass the SPPI test.

Amortized cost (AC)

Financial assets are measured at amortized cost when they are held within a business model whose objective is to collect contractual cash flows. In addition, their contractual terms must give rise, on specific dates, to cash flows that consist solely of payments of principal and interest on the outstanding principal amount. Therefore, the instruments must pass the Solely Payments of Principal and Interest (SPPI) test.

Financial assets at fair value through profit or loss (FVTPL)

Financial assets are measured at fair value through profit or loss when they are not measured at amortized cost or at fair value through other comprehensive income. Financial assets will be measured at FVTPL when they are held within a business model whose objective is to generate return solely through the sale of financial assets. In such cases, the contractual cash flows may not consist solely of payments of principal and interest on specific dates. Thus, these instruments are not required to pass the SPPI test.

Additionally, the Group may irrevocably elect, at initial recognition, to present subsequent changes in the fair value of certain equity investments, otherwise classified as FVTPL, in other comprehensive income.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

Derecognition of financial assets

Before assessing whether, and to what extent, derecognition of a financial asset is appropriate, the Group determines whether the derecognition requirements should be applied to the entire asset (or group of similar financial assets) or to only a part of it. Derecognition is applied only to a part of a financial asset (or group of similar assets) when that part meets one of the following conditions:

(i)	comprises specifically identifiable cash flows;

(ii)	comprises a fully proportionate (pro rata) share of the asset’s cash flows; or

(iii)	represents a fully proportionate (pro rata) share of specifically identifiable cash flows.

When none of these conditions are met, derecognition is applied to the entire financial asset (or entire group of similar assets).

The Group derecognizes a financial asset only when contractual rights to the cash flow expire or when the asset is transferred and such transfer qualifies for derecognition. When transferring a financial asset, the Group assesses whether it has retained or transferred substantially all risks and rewards.

If substantially all risks and rewards are transferred, the asset is derecognized and any rights or obligations created or retained in the transaction are recognized separately. If substantially all risks and rewards are retained, the asset remains fully recognized.

If the Group neither retains nor transfers substantially all risks and rewards, it assesses whether control over the asset has been transferred. If control is transferred, the asset is derecognized, with any related rights or obligations recognized separately. If control is retained, the asset remains recognized to the extent of the Group’s continuing involvement.

When a financial asset is fully derecognized, the Group recognizes in profit or loss the difference between the asset’s carrying amount at derecognition and the consideration received, including any new assets obtained, net of any liabilities assumed.

If the transfer of a financial asset does not result in derecognition due to the retention of substantially all risks and rewards, the Group continues to recognize the transferred asset in full and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income from the transferred assets and any expenses incurred on the associated financial liability.

Financial liabilities

Amortized cost

The Group classifies its financial liabilities as subsequently measured at amortized cost; however, when IFRS 9 requires different treatment based on the instrument’s specific nature, amortized cost is not permitted:

(i)	Financial liabilities at fair value through profit or loss, including derivatives that are liabilities, must be subsequently measured at fair value;

(ii)	Financial liabilities arising from transfers of financial assets that do not qualify for derecognition, or in situations where the continuing involvement approach applies, remain subject to the specific requirements of that approach;

(iii)	Financial guarantee contracts, after initial recognition, are measured at the higher level of the loss provision amount and the initially recognized amount, less any income recognized in profit or loss;

(iv)	Loan commitments to provide financing at below-market rates are also subsequently measured at the higher of the loss provision amount and the initially recognized amount, adjusted for revenue recognized over time; or

(v)	Contingent consideration in a business combination recognized by the acquirer is subsequently measured at fair value, with any changes recognized directly in profit or loss.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

Fair Value Through Profit or Loss (FVTPL)

The Group may, at initial recognition, irrevocably designate a financial liability as measured at fair value through profit or loss when such designation results in more relevant information.

This designation is optional and may be adopted when it eliminates or significantly reduces an accounting mismatch that would otherwise arise if related assets and liabilities were measured or recognized under different criteria.

Designation is also permitted when a financial liability is managed and evaluated on a fair value basis, according to a documented risk management or investment strategy, and when internal reporting to key management personnel reflects this measurement basis. In such cases, fair value measurement through profit or loss provides greater fidelity to how the Group manages these liabilities and eliminates accounting inconsistencies, justifying the use of fair value.

Derecognition of Financial Liabilities

The Group derecognizes a financial liability, in whole or in part, only when the obligation specified in the contract is discharged, meaning it is settled, canceled, or expires. In such cases, the corresponding liability is removed from the statement of financial position.

An exchange of debt instruments between borrower and lender involving substantially different terms is treated as the extinguishment of the original financial liability and recognition of a new one. Likewise, any substantial modification of the terms of an existing financial liability, whether or not related to the debtor’s financial difficulties, results in derecognition of the original liability and recognition of a new one.

The difference between the carrying amount of a financial liability (or part thereof) that is extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized directly in profit or loss.

3.5 Expected credit losses

Loss allowance for expected credit losses (“ECLs”) is calculated for all financial assets not held at fair value through profit and loss and is presented in the consolidated statements of financial position as a deduction from the gross carrying amount and as an impairment loss on the statement of profit and loss.

The table presented in Note 8.3 discloses the carrying amount of financial assets. ECLs on “Financial investments at fair value through profit or loss” are already accounted for when determining those fair values. For “Financial assets measured at fair value through other comprehensive income” the loss allowance shall be recognized in other comprehensive income and shall not reduce the carrying amount of the financial asset in the statement of financial position.

ECLs account for forecast elements such as undrawn limits and macroeconomic conditions that might affect the Group’s receivables. The Group classifies the financial assets in stages and calculates provisions accordingly. These stages are:

●	Stage 1: no significant increase in credit risk since recognition.

●	Stage 2: significant increase in credit risk subsequent to recognition.

●	Stage 3: credit impaired.

Based on these concepts, the Group’s approach is to calculate ECL utilizing the probability of default (“PD”), exposure at default (“EAD”) and loss given default (“LGD”) methodology.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

Definition of default and stages

The Group applies a definition of default consistent with the one used for internal credit risk management for the relevant financial instrument, considering qualitative indicators (e.g., financial agreements) when appropriate. A financial asset is in default when it meets the criteria for classification in Stage 3, as described below. Additionally, for the purposes of local regulatory compliance, the Regulatory Authority of the Brazilian National Monetary System considers this measure for defining default as the basic benchmark parameter. Therefore, the PicPay Group considers the application of this parameter to be reasonable.

Definition of stages

Stage 1 definition - no significant increase in credit risk since recognition

(i)	The financial asset is up to 30 days in arrears.

Stage 2 definition - significant increase in credit risk subsequent to recognition

(i)	Absolute Criteria: The financial asset is more than 30 (thirty) days overdue but less than 90 (ninety) days overdue.

(iii)	Relative Criteria: In addition to the absolute criteria, the Group conducts a monthly assessment of the risk of each financial instrument. This analysis compares the current risk assessment of the counterparty with the assessment assigned at the time of initial recognition of the financial asset. The risk assessment takes into account credit behavior variables that are strongly correlated with the probability of default (PD) based on shared risk characteristics of financial instruments. If the current assessment of the credit risk of the financial asset is significantly higher than the assessment at initial recognition, the asset is classified in Stage 2. For assets classified in Stage 2, the PD is calculated over the remaining life of the contract. This approach uses a conditional probability model that reflects the default risk based on the remaining duration of the contract.

Reclassification of assets from Stage 2 to Stage 1 may occur if they no longer meet the criteria described above for assessing the occurrence of a significant increase in credit risk relative to the initial recognition.

Stage 3 definition - credit impaired

(i)	The financial asset is overdue for more than 90 days.

(ii)	There are indications that the financial asset will not be fully paid without a collateral or financial guarantee being triggered.

(iii)	The probability of default (PD) is considered 100%, as the customer has already defaulted.

Reclassification of assets from Stage 3 to Stages 1 or 2 may occur if they are no longer past due and a significant proportion of the outstanding exposure has been repaid.

Measuring ECL

The Group manages and calculates ECL according to the characteristics of the financial assets. For Consumer loans, ECL is calculated using the following parameters:

PD: Probability of Default (PD) represents the likelihood that a financial asset will default within a specified timeframe. Under IFRS 9, the methodology for calculating PD varies according to the credit risk stage of the financial asset. For Stage 1, PD is estimated using the “PD90@12” concept, which assesses the probability of a delay exceeding 90 days within a 12-month period. PD is derived from historical loan performance data over a historical observation period through statistical models, considering the credit behavior variables that inform the statistical credit scoring models and the segmentation of portfolio into homogenous risk groups. In Stage 2, PD is calculated based on the probability of default over the remaining life of the contract, including the assessment of macroeconomic variables. This approach utilizes a conditional probability model that reflects default risk according to the remaining duration of the contract. For Stage 3, PD is considered to be 100%, as the customer has already defaulted. This comprehensive approach enables financial institutions to make more accurate provisions for expected credit losses (ECL), ensuring better compliance with IFRS 9 requirements and providing a more realistic reflection of credit risk.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

LGD: Loss Given Default (LGD) represents the expected loss percentage in the event of default, taking into account recoveries over a historical observation period and the specific characteristics of financial assets.

EAD: Exposure at Default (EAD) represents the present value of the expected credit exposure at the time of default. As new information on historical defaults was incorporated, the average time to default was updated.

The Group writes-off the gross carrying amount of financial assets when it has no reasonable expectation of recovering it in its entirety or a portion thereof. The write-off of assets is carried out 9 months after the month in which the asset reaches 90 calendar days in arrears.

Changes in estimates and assumptions in the financial statements.

As of December 31, 2025, our estimates of ECL parameters for credit cards and unsecured loans to consumers were revised to incorporate the latest historical data. The changes in estimates for the period were as follows:

(i)	EAD – With the maturation of the consumer loans, the Group obtained new information on the profile of defaulted credits and, as a consequence, estimated a reduction in the average time to default. The estimated payment shortfalls continue to be discounted to present value using the effective interest rate of the operation (EIR), now utilizing the revised time to default.

(ii)	PD – The incorporation of additional information about delinquency history over a historical observation period, improved the predictive power of the statistical credit scoring models, resulting in better segmentation of the portfolio into homogeneous PD groups based on shared credit risk characteristics and more accurate PD estimates for each group.

(iii)	LGD – As new information on the recovery of defaulted loans was incorporated, LGD was estimated based on PicPay’s own recovery data. For the more recent vintages, recoveries over the full workout period were estimated based on that of earlier vintages of credits originated by PicPay. The new method for estimating LGD is an evolution relative to the benchmark approach previously employed based on LGD estimates of peer banks.

Detailed information on the allowance for ECLs is presented in Note 8.3. The net result of the revisions in ECL parameter estimates are included in the variations presented in Note 8.3.1 Changes in credit loss allowance, in the balances of Credit Card and Loans to customers. In this regard, IAS 8 establishes that adjustments for expected credit losses qualify as estimates and that their measurement is determined in accordance with IFRS 9.

3.6 Property, plant and equipment

Measured at historical cost, less accumulated depreciation and impairment losses. Depreciation is calculated on a straight-line method and considers the estimated useful life of the assets. The estimated useful life, residual values and depreciation methods are reviewed annually and the effect of any changes in estimates is accounted for prospectively.

The useful lives of fixed assets are estimated as follows:

●	Machinery and equipment — 10 years

●	Right of use — leases — 5 to 10 years

●	Computers and equipment — 5 years

●	Furniture and fixtures — 10 years

●	Improvements — 5 to 12 years

●	Facilities — 10 years

Items of property, plant and equipment are written off after disposal or when there are no future economic benefits arising from the continuing use of the asset. Any gains or losses from the sale or write-off of the assets are determined by the difference between the amounts received in sale and the carrying amount and are recognized in profit or loss.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

3.7 Intangible assets

Intangible assets refer to software licenses and software developed internally or externally, which have a defined useful life and are recorded at cost, less amortization and accumulated impairment losses. Amortization is recognized by the straight-line method, based on the estimated useful life of the assets. The estimated useful life and the amortization method are revised yearly, and the effects of any changes in estimates are recorded prospectively. The amortization period for all intangible assets is 5 to 10 years, which corresponds to annual rates of amortization between 10-20%.

Development expenditures are capitalized only if they can be reliably measured, if future economic benefits are likely, and if the Group has the intention and sufficient resources to complete development and use or sell the asset. Other development expenses are recognized in profit or loss as incurred. After initial recognition, capitalized development expenses are measured at cost, less accumulated amortization and any losses due to impairment.

3.8 Impairment of non-financial assets

The Group assesses at each reporting date, whether there are any indications that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or Cash Generating Unit’s (CGU’s) fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used.

The Group bases its impairment calculation on most recent budgets and forecasts calculations. A long-term growth rate is calculated and applied to project future cash flows. The Group performed its annual impairment test. Refer to Note 12 for more details.

3.9 Business combination and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, including assets transferred and liabilities assumed, measured at fair value.

Any contingent consideration to be transferred by the Group is recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent consideration treated as an asset or liability are recognized in profit or loss.

Goodwill is measured as the excess of the consideration transferred over the fair value of identifiable assets acquired and liabilities assumed. If the consideration transferred is smaller than the fair value of identifiable assets acquired and liabilities assumed, the difference is recognized as a gain on bargain purchase in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill acquired in a business combination is tested for impairment annually or when there is any indication that goodwill may be impaired.

Business Combination under common control

A business combination involving entities under common control is one in which all entities of the combination are controlled by the same ultimate partners, both before and after the combination, and that control is not transitory. In this situation, the pre-combination carrying amounts of the assets and liabilities are merged into the Group at their carrying amounts, without any fair value measurement adjustments. The Group does not recognize goodwill arising from these common control transactions.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

3.10 Leases

At the inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is considered as containing a lease when it conveys the right to control the use of an identified asset for a specified period of time in exchange for consideration.

For lease agreements with a term of more than one year, the Group recognizes:

(i)	a lease liability corresponding to the present value of future lease payments; and

(ii)	a right-of-use asset.

Lease liabilities and right-of-use assets are remeasured when modifications to, or changes in, lease agreements occur. Right-of-use assets are also assessed for impairment annually or whenever there is an indication of impairment.

Right-of-use assets

The cost of right-of-use assets comprises the initial amount of the lease liability recognized, any initial direct costs incurred, and lease payments made at or before the commencement date, net of any lease incentives received.

Subsequently, right-of-use assets are depreciated on a straight-line basis over the lease term, including renewal periods that are reasonably certain to be exercised.

Lease liabilities

Lease liabilities are initially measured at the present value of lease payments not paid at the commencement date, discounted using the Group’s incremental borrowing rate.

Lease payments included in the measurement of lease liabilities may consist of fixed payments, variable payments that depend on an index or rate, and amounts expected to be payable under contractual terms.

After initial recognition, lease liabilities are measured at amortized cost using the effective interest method and are remeasured when changes in future lease payments arise from lease modifications, changes in the lease term, or changes in relevant indices or rates.

Interest expense

Interest on lease liabilities is recognized as financial expense and allocated over the lease term.

Short-term leases and low-value assets

The Group applies the recognition exemption for short-term leases and leases of low-value assets. Payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

3.11 Third party funds

They refer to the balance of the users’ pre-paid accounts and CDB that can be redeemed at any time by the user. These amounts are measured at their redeemable amount and consider the interest payable up to the reporting date, recognized on a pro rata die basis.

3.12 Trade Payables

PicPay ensures timely payments to suppliers, typically within 30 to 90 days, through approval processes, effective cash flow planning and adherence to regulatory requirements. This policy encompasses service providers, operational suppliers, related parties and other suppliers, thereby promoting transparency and ensuring financial sustainability.

Amounts Payable to Acquirers for Credit/Debit Transactions

This section outlines the amounts owed to acquirers resulting from credit and debit card transactions. Transfers to the card network are processed according to the transaction’s installment structure. For Brazilian transactions without installments, settlements are usually completed within 27 days. Foreign transactions are settled within one business day. For installment sales, settlements occur monthly, typically spanning up to 12 months.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

3.13 Provisions

Provisions are recognized for present obligations (legal or constructive) resulting from past events, for which it is possible to estimate the amounts reliably and for which settlement is probable. The amount recognized as a provision is the best estimate of the amount required to settle the obligation at the end of each reporting period, considering the risks and uncertainties related to the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, an asset is recognized when, and only when, the reimbursement is virtually certain and the amount can be measured reliably.

Expenses for the recognition of, or increase in, provisions are recognized in the statement of profit or loss, net of any reimbursement, when applicable.

3.14 Provision for legal and administrative claims

●	Contingent assets — They are not recognized in the financial statements, except when their realization is virtually certain;

●	Contingent liabilities — They are only disclosed in the financial statements because possible but unlikely that the group has an obligation, since there are still uncertainties as to whether the Group has an obligation that could lead to an outflow of resources that incorporate economic benefits;

●	Provisions — They are recognized as a liability in the financial statements because they are present obligations and it is probable that an outflow of benefits will be necessary to settle the obligation;

●	Legal obligations (tax and social security) — Liabilities arising from agreements, legislation or other legal action in which the entity has no option but to settle the obligation are recognized as a liability in the financial statements.

3.15 Income taxes

Income taxes in Brazil consist of Corporate Income Tax (IRPJ) and Social Security Contribution (CSLL). Current income tax is calculated based on the taxable income and a 15%, plus an additional 10% rate on taxable income exceeding R$ 240/year for Corporate Income Tax, and 9% until 20% on taxable income for Social Security Contribution depending on the nature of the company. Tax losses are carried forward indefinitely and can be used to offset current tax amounts, limited to 30% of taxable income for the year.

Income tax expense comprises current and deferred Corporate Income Tax and Social Security Contribution on Profits and are recognized in the statement of profit or loss, unless they are related to a business combination or items directly recognized in equity or in other comprehensive income.

Current tax expense is the amount of Corporate Income Tax and Social Security Contribution payable or recoverable related to the taxable income for the period. Cayman Islands local laws do not impose corporate income tax or tax capital gains and therefore there is no income tax impact from this jurisdiction on the Group.

Deferred taxes are amounts of tax assets to be recovered and tax liabilities to be paid in future periods. Deferred tax liabilities comprise taxable temporary differences and deferred tax assets result from income tax loss carryforwards and temporary differences. Deferred tax assets are recognized only when it is probable that there will be taxable profit against which they can be realized, based on business plans and projections prepared by the Group, which require the definition of significant assumptions regarding future events and conditions, such as revenue growth and operating margins.

Brazil adopted the rules of Pillar Two, specifically the Qualified Domestic Minimum Top-up Tax (QDMTT), through the enactment of Law No. 15,079/2024 in December 2024, which came into effect on January 1, 2025. It was determined that a minimum corporate income tax rate of 15% must be paid in each jurisdiction where multinational groups operate. The Group’s operations are primarily conducted in entities subject to income tax and social contribution of Brazil. All the Group’s material entities in Brazil are subject to corporate income tax at 25%. Social contribution is generally levied at 20% for financial entities and 9% for non-financial entities, which exceeds the QDMTT standards, and therefore, Management does not expect any significant impact related to Pillar Two.

The Complementary Law 224/25 has implemented a progressive increase for Social Security Contribution on Profit´s rate applicable to PicPay, from the current 9% to 12% as of April, 2026 until December, 2027 with an additional increase to 15% as of 2028. Therefore, the technical analysis to support the deferred tax asset recognition by PicPay considered the tax rate that will be in force in the estimated year of realization of the temporary adjustments and tax loss carryforward.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

3.16 Revenue recognition

The Group provides a number of financial and payment products and services to its customers, which include individuals and businesses. In some of the transactions with its customers the Group acts as the principal responsible for providing the service and in other transactions the Group acts as an agent for a third party.

Revenue is recognized net of sales taxes including Taxes on Services (Imposto Sobre Serviço - ISS), Contribution to the Brazilian government’s Social Integration Program (Programa Integração Social - PIS) and Contribution to the Brazilian government Social Security Program (Contribuição para o Financiamento da Seguridade Social - COFINS).

The main revenue generating products and services are:

1)	Revenue from transaction activities and other services:

●	Consumer Banking: PicPay generates revenues from transaction fees and commissions through various financial services offered via its platform. These revenues include transaction fees arising when a customer uses a credit card registered in the app to transfer funds or make payments into their digital wallet for use in multiple transactions. PicPay also earns commissions from bill issuers when a bill is paid using the account balance. Transaction fees are recognized once the credit card transaction is approved by the card network and issuing bank, while bill payment commissions are recognized upon settlement of the bill. Additional revenues are generated mainly from premium account subscriptions, cash withdrawals, international remittances, and foreign exchange services.

In addition, PicPay’s Consumer Banking revenues comprise income from the distribution of third-party financial products and interchange fees from credit and debit cards issued to PicPay customers. Regarding third-party financial products, PicPay receives commissions for facilitating loan distribution within the app and is not required to return these commissions in the event of borrower default, as the performance obligation is limited to connecting customers and third parties. For credit and debit card usage, PicPay recognizes interchange fees once the performance obligation to approve the transaction and process the payment is fulfilled, which occurs almost immediately after card use. Such interchange fees, calculated as a percentage of the transaction amount, are retained from the payments made by PicPay to the acquirer to settle the transaction.

Also, the Group recognizes a brokerage fee received from the distribution of investment products within our PicPay Invest platform, and commissions related to the distribution of insurance products from our partners in our financial marketplace.

●	Small and Medium-Sized Businesses: Includes revenue related to MDR (merchant discount rate) charges for registered merchants accepting PicPay as a payment network. PicPay’s performance obligation is to facilitate transactions by capturing, processing, and settling transactions to merchants. PicPay receives a variable fee based on the number of installments, merchant size, and segmentation, which it deducts from the amounts paid to the merchant. Regarding corporate benefits, PicPay receives fees and commissions related to corporate benefits for its commercial customers.

PicPay also generates revenues from banking services provided to registered business customers through PicPay business accounts. These revenues include fees charged for the issuance and management of payment slips and fees charged to business accounts.

Regarding business credit and debit cards, PicPay earns transaction-based fees and interchange revenues associated with card usage. Performance obligations are fulfilled when the transaction is approved and processed, which occurs at the point in time when the payment is executed.

●	Audiences and Ecosystem Integration: Mainly refers to other commissions related to:

(1) PicPay Shop: Marketplace of non-financial services in app where third-party sellers can sell products and services to PicPay through an affiliated model. PicPay captures a take rate (%) of the total purchase volume (GMV) from the third-party sellers which varies according to the agreement with the seller. PicPay acts as an agent in such contacts, offering the good or services of the third-party sellers. PicPay’s performance obligation is fulfilled when the customer uses PicPay’s app for these transactions and the take-rate is recognized as revenue on that date.

(2) PicPay Ads: ads solutions for merchants through in-app display solutions and CRM channels. The Group receives impression fees paid by merchants affiliated in its network.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

2) Financial Income

●	Consumer Banking: Revenues from installment payments corresponding to the remuneration the Group earns on credit card payments made in installments by consumers in the digital wallet. In addition, Consumer Banking generates interest income from the loans in its portfolio. Through January 26, 2024, credit cards requested in PicPay’s app and provided under PicPay’s banking correspondent agreement with Banco Original (the issuing bank) granted PicPay a percentage of the interest income received by Banco Original which was recognized as financial income. Following the acquisition of the credit card portfolio described in note 14, PicPay recognizes interest income on its credit card portfolio using the effective interest rate method.

●	Small and Medium-Sized Businesses: Includes revenues generated from fees charged by the Group for the prepayment of receivables from credit card transactions accepted by registered merchants.

PicPay also recognizes interest income on its business credit card portfolio using the effective interest rate method.

●	Audiences and Ecosystem Integration: Revenues from installment payments corresponding to the remuneration the Group earns on credit card payments made in installments by consumers in PicPay Shop.

●	Institutional: Interest income from financial investments executed at the corporate level. Also considers revenues from interest income generated through financial investments (corresponding primarily to the income the Group earns on funds invested in Government bonds and other short-term investments).

Incentives

The Group provides incentives with a variety of characteristics, including cashback, to users to promote its platform. The following criteria are assessed to determine if the incentives are considered to be a component of revenue or are separately presented as marketing expenses: (i) whether the payments are to the customer in exchange for a distinct good or service; (ii) the existence of a performance obligation of the Group to the end user; (iii) whether there is an expectation of specific future contracts as a result of the incentive and (iv) whether the incentives are in substance a payment on behalf of the merchants or other parties involved in the arrangement. If an incentive exceeds the amount of revenue generated by the transaction to which it relates, the excess is recognized as a marketing expense.

3.17 Transaction with related parties

Related party transactions are defined and controlled in accordance with the Group’s related party transaction policy, which establishes certain guidelines that are applicable to transactions between the Company and its subsidiaries and related parties, with the purpose to ensure that all transactions are in accordance with applicable laws and regulations and seek the Group’s best interests, ensuring transparency and competitiveness, as well as best corporate governance practices. Furthermore, the Group’s related party transaction policy prohibits transactions with related parties that: (i) are not consistent with market practice and adversely affect the Group’s interests, or (ii) involve a disproportionate compensation.

Intra-group transactions and unrealized income and expenses, and any unrealized income and expenses arising from intercompany transactions, are eliminated in the consolidated financial statements. The Group’s transactions with related parties are described in note 21.

3.18 Long-term incentive plan (Share-based payment)

Equity-settled awards and cash-settled awards

The Company measures equity settled share-based payment awards at the grant date fair value of the equity instruments granted. The fair value of equity-settled awards was measured at the respective grant dates using a pricing methodology in which the fair value of the incentive can be measured as a percentage of PicPay’s valuation at measurement date (i.e., grant date) taking into consideration the premises of right acquisition subject to the period of acquisition set up by the plan.

The grant date fair value is recognized as an expense, with a corresponding increase in equity. The amount recognized is based on the number of equity instruments that are expected to be vested. At each reporting date, the Company revises the number of awards that are expected to be vested based on the best available information about the fulfilment of the service conditions and the nonmarket performance conditions (the liquidity event).

During the year ended December 31, 2025, the Company assessed that the liquidity condition (IPO or private placement) was likely to be achieved.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

The Company granted the counterparty a share-based payment transaction with an equity component, that is, awards that may be settled through equity instruments and include a debt component.

Under the long-term incentive plan, certain employees were granted the right to choose whether the share-based payment transaction will be settled in cash or through the issuance of equity instruments, which means that the Company granted a compound financial instrument. For the remaining employees, the awards provide only for settlement through the issuance of equity instruments.

In these compound financial instruments, the arrangement includes a debt component (i.e., the counterparty’s right to demand payment in cash) and an equity component (i.e., the counterparty’s right to demand settlement in equity instruments rather than in cash).

For share-based payment transactions, including transactions with employees, the Company shall measure the fair value of the compound financial instrument at the measurement date, taking into consideration the terms and conditions under which the rights to cash or equity instruments were granted.

The Company shall first measure the fair value of the debt component and subsequently measure the fair value of the equity component, considering that the counterparty must forfeit the right to receive cash in order to receive the equity instrument. The fair value of the compound financial instrument is equal to the sum of the fair values of the two components.

The Company shall account separately for the services received in respect of each component of the compound financial instrument. For the debt component, the Company shall recognize the services acquired, and a liability to pay for those services, as the counterparty renders service, in accordance with the requirements applying to cash-settled share-based payment transactions. For the equity component, the Company shall recognize the services received, and an increase in equity, as the counterparty renders service, in accordance with the requirements applying to equity-settled share-based payment transactions.

At the date of settlement, the Company shall remeasure the liability to its fair value. If the Company issues equity instruments on settlement rather than paying cash, the liability shall be transferred directly to equity, as the consideration for the equity instruments issued.

If the Company pays in cash on settlement rather than issuing equity instruments, that payment shall be applied to settle the liability in full. Any equity component previously recognized shall remain within equity. By electing to receive cash on settlement, the counterparty forfeited the right to receive equity instruments. However, this requirement does not preclude the Company from recognizing a transfer within equity, i.e. a transfer from one component of equity to another.

Modifications, cancellations and terminations

Any significant legal change in the regulation of joint-stock companies, public companies, labor relations and/or the tax effects of a share delivery plan may lead to a complete review or modification of the LTIP by the Board of Directors, in accordance with the plan rules. The right to receive the incentive provided for in this regulation and individual terms will terminate automatically and without any right to compensation, ceasing all legal effects, if PicPay is dissolved, liquidated, or declared bankrupt.

Following completion of a qualifying liquidity even, if a beneficiary is dismissed by the Company (other than for cause), resigns, retires or dies, the vested portion of his or her rights under the LTIP at that date will be settled (in shares or in cash, as applicable), while the non-vested portion will be cancelled with no further rights. If a beneficiary is terminated for cause, all of his or her rights under the LTIP, whether vested or unvested, will be cancelled with immediate effect.

3.19 Derivative Financial instruments

Derivatives are contracts or agreements whose value is derived from one or more underlying indices or assets referenced in the contract or agreement, which require little or no initial net investment and are settled at a future date. The Group uses the following derivatives only for economic hedging purposes and not as speculative investments:

Futures - Futures contracts are standardized legal agreements to buy or sell a specific commodity or financial instrument at a predetermined price at a specified time in the future. The Group operates with interest rate futures contracts based on the Interbank Deposit rate in Brazil (DI1).

Swaps - Swap contracts are commitments to settle in cash on a future date or dates the difference between two specified financial indices applied to a notional amount. Within these contracts, the Group has its active position in fixed interest rates and its passive position in the CDI index.

Derivatives are measured at fair value through profit or loss and accounted for as financial assets when the fair value is positive, and as financial liabilities when the fair value is negative. These instruments are classified at level 2 of fair value.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

3.20 Hedge accounting

The Group applies hedge accounting to execute the economic effects of the strategies chosen for risk management. The moment a financial instrument is categorized as a hedge, the Group formally draws up the relationship between the hedging instrument(s) and the item(s) being hedged and explicitly establishes its risk management objective and the strategy for carrying out the hedge.

The documentation includes the identification of each hedging instrument and its respective objective, the nature of the risk to be hedged and how the effectiveness of the hedging instrument in offsetting the effects of variations in the value of the target item can be assessed. To this end, the Group assesses both at the inception of the hedge and on an ongoing basis whether the hedging financial instruments maintain and will maintain high effectiveness in offsetting changes in fair value attributable to the hedged risk. The Group elected, as a policy choice permitted under IFRS 9, to continue to apply hedge accounting in accordance with IAS 39.

A hedge is considered effective if, from the outset and throughout its existence, the values of the hedged items are expected to be effectively offset by the change in the values of the hedging instruments themselves. If it is no longer feasible to achieve this objective, hedge accounting is discontinued.

When derivatives are held for risk management purposes and the transactions meet the necessary criteria for hedge effectiveness, they can be designated in three categories: (i) hedges of variation in the fair value of assets and liabilities; (ii) hedges of variability in the future cash flows of an asset or liability; and (iii) hedges of net investment in foreign operations. The Group will measure the effectiveness of the hedging relationship by the fair value of the hedged market risk and the hedging instrument (effectiveness test).

The Group applies fair value hedge accounting to protect the pre-fixed rate on certain loans, financial assets and financial liabilities from changes in the CDI rate. The Hedging instruments are DI1 (DI is the average of the interbank lending cost for CDIs “Certificates of Interbank Deposit”) future contracts measured at FVTPL, and the hedged item risk is the fixed component that is measured at fair value for the identified risk. The fair value change of the hedged item is recognized in financial income or financial expense to offset the mark-to-market of the DI1 future contract.

As of December 31, 2025 the Group did not have designated cash flow hedge or net investment hedge strategies.

4. Critical accounting judgments and key estimates and assumptions

In applying the Group’s accounting policies, management must exercise judgment and make estimates which impact the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other factors considered relevant. Actual results may differ from these estimates.

The underlying estimates and assumptions are reviewed at least annually. The effects resulting from the revisions made to the accounting estimates are recognized in the period in which they are revised.

The following are the principal judgments and estimates made by Management during the process of applying the Group accounting policies which significantly affect the amounts recognized in the financial statements.

4.1 Fair value of transactions with related parties

The Group holds transactions with Banco Original, which is a related party. Judgment was required to estimate the terms of these transactions as if the same transactions had been made with third parties.

4.2 Consolidation of FIDC FGTS

In accordance with item 6 of IFRS 10, an investor controls an investee when it is exposed to, or has rights over, variable returns resulting from its involvement with the investee, and has the ability to influence those returns through its power. As detailed in Note 2.2, ‘Basis of Consolidation’, control is evidenced by the Group’s ability to control voting rights, which grants it significant influence over the administrative activities of the Receivables Investment Fund (FIDC FGTS). Additionally, the Group is the holder of all subordinated quotas, which implies that it retains all the risks associated with the operation of the FIDC FGTS. The described operation involves the assignment of receivables to the FIDC FGTS, which is considered a related party. As a result, the assets and liabilities of the PicPay Group and the FIDC FGTS are eliminated in the consolidated financial statements. This results in a co-obligation of the Group in relation to the quotas, as the Group is a subordinated quota holder. This subordinated position implies that the Group records both a liability and an expense corresponding to that liability.

The subordinated position not only confirms the Group’s financial responsibility but also indicates that it retains control over the receivables transferred to the FIDC FGTS. As a result, the Group continues to include the FIDC FGTS in its consolidated financial statements, reflecting its position of control and its exposure to the risks and returns from the assets of the FIDC FGTS.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

4.3 Goodwill impairment analysis

For the purposes of impairment testing, the investments activities were the cash-generating units (“CGU’s”) in which goodwill was allocated. Impairment tests were performed and the recoverable amounts for the CGUs have been calculated as described in Note 12. The values assigned to the key assumptions represent management’s assessment in the relevant sector and have been based on data from both external and internal sources. Therefore, the discount rate, cashflow projections, long-term growth rate and other key assumptions may change as economic and market conditions change. The carrying amount and main assumptions used in determining the recoverable amounts are described in Note 12.

4.4 Expected Credit Losses - ECL

The Group recognizes expected credit losses (ECL) for credit card receivables and loans to customers. The ECL represents Management’s best estimate of the provision at each reporting date

The Group assesses the credit risk of credit card receivables and loans to customers to determine whether credit losses have occurred and to assess the adequacy of the provisions based on the current levels of credit risk, as well as other factors affecting credit losses as described in note 3.5.

4.5 Recognition and evaluation of deferred taxes

The Group recognizes deferred tax assets when there is a reasonable expectation of future taxable profits sufficient to consume the deferred taxes within a specified timeframe.

Concerning the Group’s deferred tax liabilities, recognition is mandatory as the liabilities are related to future accrual revenues from DI1 and DDI derivatives that must be taxed as they are realized.

Management has concluded that the significant amount of assets and liabilities deferred tax positions may be realized within the next five years.

5. Adoption of new accounting standards and interpretations not yet effective

5.1 New standards and amendments effective for annual periods beginning on January 1, 2025

●	Lack of exchangeability (Amendments to IAS 21)

The above-mentioned standards do not have any impact on these consolidated financial statements.

5.2 Other new standards and amendments issued but not yet effective

●	Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

●	Amendments from ‘Annual Improvements to IFRS Accounting Standards – Volume 11:

●	Presentation and Disclosure in Financial Statements (IFRS 18): The new standard replaces IAS 1 - Presentation of Financial Statements and determines a new structure for the income statement by categorizing it into predefined sections: operating, investing, financing, discontinued operations, and income tax. This standard will take effect on January 1, 2027. The Group expects impacts on disclosures, presentation and classification on financial statements.

Management did not early adopted any amendments. Also, Management does not expect the adoption of the amendments described above to have a significant impact, other than additional disclosures to the Group’s consolidated financial statement.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

6. Cash and Cash Equivalents

	December 31, 2025	December 31, 2024

Bank balances	2,287,556	1,313,577
Voluntary deposits at Central Bank (1)	1,575,839	1,347,072
Short-term investments (2)	-	1,025
Reverse repurchase agreements (3)	-	4,809,999
Cash and Cash Equivalents	3,863,395	7,471,673

(1)	Voluntary deposits at central bank are deposits made mainly by the subsidiary PicPay Bank at the Brazilian Central Bank and are considered as cash and cash equivalents.

(2)	Short-term investments average rate of remuneration is 100% of the CDI rate, meaning Brazilian interbank deposit rate. These amounts mature in 1 month, becoming redeemable.

(3)	Investments with historically high liquidity and composed mainly of Government Bonds with an average return of fixed interest rate. As of December 31, 2025 the amount was totally settled.

7. Financial investments and derivatives

a) Financial investments - securities

As of December 31, 2025

	Up to 30 days	From 61 to 90 days	From 91 to 180 days	From 181 to 365 days	Over 365 days	Cost Value	Adjustment to fair value	Fair Value
Financial assets measured at fair value through profit or loss	-	1	-	-	42,426	42,427	8	42,435
Government Bonds - LFT (1)	-	-	-	-	35,195	35,195	8	35,203
Other investments	-	1	-	-	7,231	7,232	-	7,232
Financial assets measured at fair value through other comprehensive income	818,751	42,590	-	114,037	2,022,256	2,997,634	2,917	3,000,551
Government Bonds - LFT (1) (3)	818,751	42,590	-	114,037	2,021,222	2,996,600	2,916	2,999,516
Government Bonds – NTN-B (4)	-	-	-	-	1,034	1,034	1	1,035
Financial assets measured at amortized cost	199,880	-	97,331	141,957	2,444,596	2,883,764	7,325	2,891,089
Government Bonds - LTN (2) (5)	199,880	-	97,331	141,957	510,963	950,131	15,709	965,840
Government Bonds - NTN-F (6)	-	-	-	-	1,833,707	1,833,707	(8,384)	1,825,323
Investment Fund Quotas	-	-	-	-	99,926	99,926	-	99,926
Total	1,018,631	42,591	97,331	255,994	4,509,278	5,923,825	10,250	5,934,075

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

As of December 31, 2024

	Up to 30 days	From 61 to 90 days	From 181 to 365 days	Over 365 days	Cost value	Adjustment to fair value	Fair value
Financial assets at fair value through other comprehensive income	919,104	22,149	527,092	1,678,450	3,146,795	(47,718)	3,099,077
Government Bonds - LFT (1) (3)	919,104	22,149	527,092	828,645	2,296,990	1,719	2,298,709
Government Bonds - LTN (2) (5)	-	-	-	849,805	849,805	(49,437)	800,368
Financial assets at fair value through profit or loss	-	39,552	-	6,312	45,864	-	45,864
Government Bonds - LFT (1)	-	39,552	-	-	39,552	-	39,552
Other investments	-	-	-	6,312	6,312	-	6,312
Total	919,104	61,701	527,092	1,684,762	3,192,659	(47,718)	3,144,941

(1)	Treasury Selic (LFT): Variable interest rate bonds whose returns follow the variation of the SELIC. The Group makes the investment and receives the face value (amount invested plus interest) on the maturity date of the bond.

(2)	Fixed Treasury (LTN): Government bonds with a fixed interest rate at the time of purchase. The Group makes the investment and receives the face value (amount invested plus interest), on the maturity date of the bond.

(3)	The Group allocated the guarantees for credit card transactions in LFT; refer to note 14.1.2 for further details.

(4)	National Treasury Notes (NTN-B): Variable income securities whose yield follows the variation of the Brazilian official inflation index (The IPCA (Índice de Preços ao Consumidor Amplo) is Brazil’s official consumer price inflation index which measures the change in the cost of a basket of consumer goods and services and is calculated by the Brazilian Institute of Geography and Statistics (IBGE) “IPCA”) plus a fixed-rate coupon. The Group makes the investment and receives the nominal value (amount invested adjusted for IPCA variation plus interest) on the security’s maturity date.

(5)	In June 2025 the business model was changed and approved by Management to reclassify a financial asset previously classified as Fair Value through Other Comprehensive Income (FVOCI) in December 31, 2024 to Financial assets measured at amortized cost. This adjustment occurred on July 1, 2025, related to the Mark-to-Market (MTM) valuation, resulting in a financial impact of R$ 24,696, so that it is measured as if it had been originally classified in the Amortized Cost category.

(6)	National Treasury Note (NTN-F): Government bonds with a fixed interest rate at the time of purchase. The Group makes the investment and receives the face value (amount invested plus interest), on the maturity date of the bond.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

b) Derivative Financial instruments

Fair Value and Notional values by risk factor and maturity as of December 31, 2025

	Fair Value	Notional value	Up to 30 days	From 31 to 365 days	Over 365 days
Assets
Derivative hedging instrument of portfolio hedge accounting
Derivatives financial instruments (Swap)	27,572	1,201,903	11,088	5,601	10,883
DI1 – future contract (1) (2)	1,299	11,779,400	1,299	-	-
Total	28,871	12,981,303	12,387	5,601	10,883

Derivatives measured at fair value through profit and loss
DI1 and DDI - future contract (1) (2)	145	1,274,996	145	-	-
Total	145	1,274,996	145	-	-
Total assets	29,016	14,256,299	12,532	5,601	10,883

Liabilities
Derivatives measured at fair value through profit and loss
DI1 – future contract (1) (2)	1,674	3,252,200	1,674	-	-
Derivative financial instrument (Swap)	14,077	661,322	14,077	-	-
Total liabilities	15,751	3,913,522	15,751	-	-

Fair Value and Notional values by risk factor and maturity as of December 31, 2024

	Fair Value	Notional value	Up to 30 days	From 31 to 365 days	Over 365 days
Assets
Derivative hedging instrument of portfolio hedge accounting
Derivatives financial instruments	54,187	1,982,636	-	7,118	47,069
DI1 - future contract (1) (2)	-	2,950,455	-	-	-

Derivatives measured at fair value though profit and loss
DI1 – future contract (1) (2)	-	5,195	-	-	-
Total assets	54,187	4,938,286	-	7,118	47,069

(1)	As of December 31, 2025 and 2024 – DI1 Futures Contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield. For these instruments, daily settlements are made related to changes in market prices.

(2)	PicPay started the portfolio fair value hedge of interest rate risk in February 2024.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

8. Financial assets measured at amortized cost

8.1 Trade receivables

	December 31, 2025	December 31, 2024
Financial transactions processed by acquirers (1) (3)	463,663	181,572
Financial transactions processed by card issuers (2) (3)	3,273,306	3,653,774
Other trade receivables	409,352	41,821
Total	4,146,321	3,877,167

(1)	Amounts receivable from acquirers as a result of processing transactions in the role of sub-acquirer.

(2)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients in the role of acquirer.

(3)	Amount net of ECL (expected credit losses) and fraud risk (chargeback) in the amount of R$ 397 and R$ 2,225 respectively, as of December 31, 2025 (R$ 400 and R$ 7,356 respectively, as of December 31, 2024).

8.1.1 Breakdown by maturity – Trade receivables

As of December 31, 2025

	Receivables falling due:	Receivables overdue:	Total
Up to 30 days	2,563,908	48,320	2,612,228
From 31 to 60 days	442,127	2,073	444,200
From 61 to 90 days	277,610	141,699	419,309
From 91 to 180 days	450,954	2,027	452,981
From 181 to 365 days	206,774	684	207,458
Over 365 days	6,154	3,991	10,145
Total	3,947,527	198,794	4,146,321

As of December 31, 2024

	Receivables falling due:	Receivables overdue:	Total
Up to 30 days	2,471,796	-	2,471,796
From 31 to 60 days	404,597	-	404,597
From 61 to 90 days	277,416	-	277,416
From 91 to 180 days	470,393	-	470,393
From 181 to 365 days	252,889	-	252,889
Over 365 days	76	-	76
Total	3,877,167	-	3,877,167

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

8.2 Consumer loans

	December 31, 2025	December 31, 2024
Gross amount - Consumer Loans (a)	24,068,242	10,571,338
Credit loss allowance – on balance (b)	(3,121,544)	(838,696)
Credit loss allowance – off balance (1)	(33,842)	(25,524)
Total credit loss allowance	(3,155,386)	(864,220)

Total consumer loans - amortized cost (a +b)	20,946,698	9,732,642
Fair Value Adjustment – Portfolio Hedge (Note 30.2 - c)	(33,179)	(154,494)
Consumer loans	20,913,519	9,578,148

(1)	Provision for expected credit loss of pre-approved credit card limits available to customers, presented as other liabilities in the statement of financial position. Limit disclosed in Note 30.1.

8.2.1 Credit loss allowance breakdown

As of December 31, 2025

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
Credit card (1)	6,176,938	25.66%	(146,509)	4.64%	2.37%
Loans to customers (2)	12,218,389	50.77%	(129,323)	4.10%	1.06%
Prepayment of receivables (3)	1,029,909	4.28%	(471)	0.01%	0.05%
Total consumer loans stage 1	19,425,236	80.71%	(276,303)	8.75%

Credit card (1)	512,833	2.13%	(141,107)	4.47%	27.52%
Loans to customers (2)	1,255,193	5.22%	(547,844)	17.37%	43.65%
Prepayment of receivables(3)	9,311	0.04%	(21)	0.00%	0.23%
Total consumer loans stage 2	1,777,337	7.39%	(688,972)	21.83%

Credit card (1)	104,680	0.43%	(84,884)	2.69%	81.09%
Loans to customers (2)	2,760,757	11.47%	(2,105,111)	66.72%	76.25%
Prepayment of receivables (3)	232	0.00%	(116)	0.00%	50.00%
Total consumer loans stage 3	2,865,669	11.90%	(2,190,111)	69.41%

Total consumer loans	24,068,242	100.00%	(3,155,386)	100.00%

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

As of December 31, 2024

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
Credit card (1)	3,526,836	33.36%	(64,296)	7.44%	1.82%
Loans to customers (2)	5,561,617	52.61%	(43,282)	5.01%	0.78%
Total consumer loans stage 1	9,088,453	85.97%	(107,578)	12.45%

Credit card (1)	394,631	3.73%	(96,270)	11.14%	24.39%
Loans to customers (2)	539,935	5.11%	(204,055)	23.61%	37.79%
Total consumer loans stage 2	934,566	8.84%	(300,325)	34.75%

Credit card (1)	164,199	1.55%	(147,587)	17.08%	89.88%
Loans to customers (2)	384,120	3.64%	(308,730)	35.72%	80.37%
Total consumer loans stage 3	548,319	5.19%	(456,317)	52.80%

Total consumer loans	10,571,338	100.00%	(864,220)	100.00%

(1)	On January 26, 2024, The Group acquired credit card-related assets from Banco Original. The transaction included only balances from customers with less than 20 days past due and was accounted for as asset acquisition. As a result of the transaction, the credit card operations of retail customers were concentrated in the Company. (Refer to Note 14 for further details). The analysis is based on the expected credit loss in accordance with the principles of IFRS 9 at fair value.

(2)	Loans to customers are composed as follows:

“Personal loans” are loans of fixed amounts of money either for general purposes or to pay for specific goods or services in a buy now pay later context. Personal loans are typically paid back in regular installments over time.

“Payroll loans” are those in which the installments and interest are deducted directly from the consumer’s salary. These loans may be linked to government entities — such as in the case of public servants, pensions, or benefits paid by the government — or to private companies. The ability to deduct payments directly from customer’s payrolls significantly enhances credit quality. “FGTS Loans” are loans in which consumers can draw down in advance up to seven annual installments of their FGTS, while authorizing the Group to collect payment of these installments directly from the consumer’s FGTS accounts.

(3)	Prepayment of receivables correspond to contracts for the advance payment of energy, with future due dates. For more information, please refer to the explanatory note 21.2.1 and 21.3.1.

8.2.2 Breakdown by maturity

Credit card:

	Not Overdue		Overdue		Not Overdue		Overdue
	December 31, 2025%		December 31, 2025%		December 31, 2024%		December 31, 2024%
Up to 30 days	2,867,453	42.20%	444,968	6.55%	1,934,967	47.36%	118,057	2.89%
From 31 to 60 days	983,722	14.48%	122,001	1.80%	223,611	5.47%	60,586	1.48%
From 61 to 90 days	614,390	9.04%	41,352	0.61%	242,119	5.93%	46,975	1.15%
From 91 to 180 days	412,042	6.06%	63,888	0.94%	518,644	12.69%	81,908	2.00%
From 181 to 365 days	1,055,994	15.54%	40,212	0.59%	718,442	17.58%	80,793	1.98%
From 1 to 3 years	147,695	2.18%	734	0.01%	59,564	1.61%	-	-
Total	6,081,296	89.34%	713,155	10.50%	3,697,348	90.50%	388,319	9.50%
Total overdue and not overdue			6,794,451	99.84%			4,085,666	100.00%

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

Loans to customers:

	Not Overdue		Overdue		Not Overdue		Overdue
	December 31, 2025%		December 31, 2025%		December 31, 2024%		December 31, 2024%
Up to 30 days	551,681	3.40%	876,975	5.40%	19,322	0.30%	228,256	3.52%
From 31 to 60 days	440,395	2.71%	467,730	2.88%	49,459	0.76%	107,266	1.65%
From 61 to 90 days	383,779	2.36%	398,751	2.46%	51,518	0.79%	66,226	1.02%
From 91 to 180 days	374,275	2.31%	772,301	4.76%	194,920	3.01%	187,965	2.90%
From 181 to 365 days	1,946,765	11.99%	842,991	5.19%	454,071	7.00%	87,487	1.35%
From 1 to 3 years	4,265,978	26.28%	5,211	0.03%	2,343,388	40.34%	-	0.00%
From 3 to 5 years	2,522,961	15.54%	-	0.00%	1,385,914	23.86%	-	0.00%
Over 5 years	2,384,546	14.69%	-	0.00%	1,309,880	22.55%	-	0.00%
Total	12,870,381	79.28%	3,363,958	20.72%	5,808,471	89.56%	677,201	10.44%
Total overdue and not overdue			16,234,339	100.00%			6,485,671	100.00%

Prepayment of receivables:

	Not Overdue		Overdue		Not Overdue		Overdue
	December 31, 2025%		December 31, 2025%		December 31, 2024%		December 31, 2024%
Up to 30 days	17,981	1.73%	66,043	6.35%	-	0.0%	-	0.0%
From 31 to 60 days	81,571	7.85%	8,711	0.84%	-	0.0%	-	0.0%
From 61 to 90 days	61,678	5.93%	601	0.06%	-	0.0%	-	0.0%
From 91 to 180 days	57,798	5.56%	218	0.02%	-	0.0%	-	0.0%
From 181 to 365 days	336,243	32.35%	13	0.00%	-	0.0%	-	0.0%
From 1 to 3 years	324,638	31.23%	-	0.00%	-	0.0%	-	0.0%
From 3 to 5 years	83,956	8.08%	-	0.00%	-	0.0%	-	0.0%
Over 5 years	17,981	1.73%	-	0.00%	-	0.0%	-	0.0%
Total	963,866	92.73%	75,586	7.27%	-	0.0%	-	0.0%
Total overdue and not overdue			1,039,452	100.00%

8.3 Expected credit losses - by credit quality vs. stages

As of December 31, 2025, the ECL allowance totaled R$ 3,155,386 (R$ 864,220 as of December 31, 2024). The Group monitors the expected credit loss allowance coverage ratio (table below) over the gross receivables amount to monitor credit risk.

The table below shows the credit card portfolio segmented by ranges of PD and stages as of December 31, 2025 and 2024.

Credit card

As of December 31, 2025

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	4,021,475	59.19%	(39,358)	10.57%	0.98%
Stage 1	4,021,410	59.19%	(39,357)	10.57%	0.98%
Stage 2	65	0.00%	(1)	0.00%	1.54%

5% <= PD <= 20%	1,744,158	25.67%	(58,473)	15.70%	3.35%
Stage 1	1,720,419	25.32%	(57,372)	15.40%	3.33%
Stage 2	23,739	0.35%	(1,101)	0.30%	4.64%

PD > 20%	1,028,818	15.14%	(274,669)	73.74%	26.70%
Stage 1	435,109	6.40%	(49,780)	13.36%	11.44%
Stage 2	489,029	7.20%	(140,005)	37.59%	28.63%
Stage 3	104,680	1.54%	(84,884)	22.79%	81.09%

Total	6,794,451	100.00%	(372,500)	100.00%	5.48%

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

Loans to customers

As of December 31, 2025

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	7,527,849	46.37%	(33,670)	1.21%	0.45%
Stage 1	7,519,438	46.32%	(33,495)	1.20%	0.45%
Stage 2	8,411	0.05%	(175)	0.01%	2.08%

5% <= PD <= 20%	4,008,363	24.69%	(29,736)	1.07%	0.74%
Stage 1	3,928,205	24.20%	(23,108)	0.83%	0.59%
Stage 2	80,158	0.49%	(6,628)	0.24%	8.27%

PD > 20%	4,698,128	28.94%	(2,718,873)	97.72%	57.87%
Stage 1	770,746	4.75%	(72,720)	2.61%	9.44%
Stage 2	1,166,625	7.19%	(541,042)	19.45%	46.38%
Stage 3	2,760,757	17.00%	(2,105,111)	75.66%	76.25%

Total	16,234,340	100.00%	(2,782,279)	100.00%	17.14%

Prepayment of receivables

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	1,039,220	99.98%	(492)	80.92%	0.05%
Stage 1	1,029,909	99.08%	(471)	77.47%	0.05%
Stage 2	9,311	0.90%	(21)	3.45%	0.23%

PD > 20%	232	0.02%	(116)	19.08%	50.00%
Stage 3	232	0.02%	(116)	19.08%	50.00%

Total	1,039,452	100.00%	(608)	100.00%	0.06%

Credit card

As of December 31, 2024

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	2,146,060	52.53%	(27,839)	9.03%	1.30%
Stage 1	2,114,679	51.76%	(27,081)	8.79%	1.28%
Stage 2	31,381	0.77%	(758)	0.25%	2.42%

5% >= PD <= 20%	1,360,210	33.29%	(31,973)	10.38%	2.35%
Stage 1	1,265,064	30.96%	(27,802)	9.02%	2.20%
Stage 2	95,146	2.33%	(4,171)	1.35%	4.38%

PD > 20%	579,396	14.18%	(248,341)	80.59%	42.86%
Stage 1	147,093	3.60%	(9,413)	3.05%	6.40%
Stage 2	268,104	6.56%	(91,341)	29.64%	34.07%
Stage 3	164,199	4.02%	(147,587)	47.89%	89.88%

Total	4,085,666	100.00%	(308,153)	100.00%	7.54%

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

Loans to customers

As of December 31, 2024

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	5,164,602	79.63%	(22,180)	3.99%	0.43%
Stage 1	5,164,529	79.63%	(22,178)	3.99%	0.43%
Stage 2	73	0.00%	(2)	0.00%	2.77%

5% >= PD <= 20%	383,365	5.91%	(17,232)	3.10%	4.49%
Stage 1	330,022	5.09%	(11,075)	1.99%	3.36%
Stage 2	53,343	0.82%	(6,157)	1.11%	11.54%

PD > 20%	937,705	14.46%	(516,655)	92.91%	55.10%
Stage 1	67,066	1.03%	(10,029)	1.80%	14.95%
Stage 2	486,519	7.50%	(197,896)	35.59%	40.68%
Stage 3	384,120	5.92%	(308,730)	55.52%	80.37%

Total	6,485,672	100.00%	(556,067)	100.00%	8.57%

8.3.1 Changes in credit loss allowance

Credit card

	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance as of December 31, 2024	64,296	96,270	147,587	308,153
Transfer from stage 1 to stage 2	(1,861)	1,861	-	-
Transfer from stage 1 to stage 3	(602)	-	602	-
Transfer from stage 2 to stage 3	-	(1,012)	1,012	-
Transfer from stage 2 to stage 1	5,542	(5,542)	-	-
Transfer from stage 3 to stage 1	150	-	(150)	-
Transfer from stage 3 to stage 2	-	73	(73)	-
New originated financial assets (1)	72,341	77,692	30,426	180,459
Changes in exposures and risk migration (2)	(6,227)	(13,394)	(54,166)	(73,787)
Write-offs	-	-	(32,850)	(32,850)
Changes to ECL calculation methods (3)	12,870	(14,841)	(7,504)	(9,475)
Credit loss allowance as of December 31, 2025	146,509	141,107	84,884	372,500

Loans to customers

	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance as of December 31, 2024	43,282	204,055	308,730	556,067
Transfer from stage 1 to stage 2	(152)	152	-	-
Transfer from stage 1 to stage 3	(1,132)	-	1,132	-
Transfer from stage 2 to stage 3	-	(25,681)	25,681	-
Transfer from stage 2 to stage 1	3,797	(3,797)	-	-
Transfer from stage 3 to stage 1	629	-	(629)	-
Transfer from stage 3 to stage 2	-	70	(70)	-
New originated financial assets (1)	55,656	21,083	159,315	236,054
Changes in exposures and risk migration (2)	(5,404)	299,857	1,887,826	2,182,279
Write-offs	-	-	(202,402)	(202,402)
Changes to ECL calculation methods (3)	32,647	52,105	(74,472)	10,280
Credit loss allowance as of December 31, 2025	129,323	547,844	2,105,111	2,782,278

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

Prepayment of receivables

	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance as of December 31, 2024	-	-	-	-

New originated financial assets	471	21	116	608

Credit loss allowance as of December 31, 2025	471	21	116	608

(1)	ECL allowances as of December 31, 2025 for financial assets originated during 2025.

(2)	Change in ECL allowances due to changes in exposure amounts as well as migration of exposures between stages and risk bands within stages, are associated with credit portfolio movement and rollovers during the years.

(3)	Change in ECL allowances due to changes in ECL calculation methods implemented during 2025, as a result of a methodology review and update to incorporate the latest risk and recovery information.

8.4 Other receivables

	December 31, 2025	December 31, 2024
Receivables - related parties (1)	75,422	101,942
Compulsory deposits in Central Bank (2)	1,834,088	117,977
Sundry receivables (3)	1,500	1,147
Total	1,911,010	221,066

(1)	As of December 31, 2025, these amounts primarily relate to receivables from J&F Participações for marketing expenses incurred, along with receivables from other companies within the Group for various services and transactions. These receivables reflect the ongoing business relationships and agreements in place. For a comprehensive breakdown and further details regarding these amounts, please refer to Note 21.

(2)	Compulsory deposits are required by BACEN based on the amount of CDBs issued by PicPay Bank. These resources are remunerated at the Brazilian SELIC rate (special settlement and custody system of the BACEN).

(3)	Mainly related to receivables from government entities. The Group understands that there is no risk on the outstanding balances of its “Other receivables”.

8.4.1 Breakdown by maturity – Other receivables

As of December 31, 2025

	Receivables falling due:	Receivables overdue:	Total
Up to 30 days	1,910,827	-	1,910,827
From 31 to 60 days	-	54	54
From 61 to 90 days	-	129	129
Total	1,910,827	183	1,911,010

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

As of December 31, 2024

	Receivables falling due:	Receivables overdue:	Total
Up to 30 days	137,036	11,483	148,519
From 31 to 60 days	-	635	635
From 61 to 180 days	-	4,405	4,405
From 181 to 365 days	67,507	-	67,507
Total	204,543	16,523	221,066

9. Prepaid expenses

The amount recognized on December 31, 2025 as prepaid expenses was R$ 273,755 (R$ 141,805 on December 31, 2024). The increase was primarily driven by payments made in advance for software for application performance improvement (which will be recognized as expenses as the corresponding goods or services are received) and transaction expenses associated with legal and financial advisory which will be recognized as expenses or deducted from the proceeds of any stock issuances if and when they occur.

10. Deferred tax position

	December 31, 2025	December 31, 2024

Income tax and social contribution to offset (1)	1,533,487	1,212,616
Deferred tax assets (2)	2,075,930	566,237
Total	3,609,417	1,778,853

(1)	Primarily relates to withholding income tax and social contribution on income from financial investments which can be used to settle other federal tax amounts due. For December 31, 2025, the amount of RS 90,450 refers to inflation indexation as “Other income” in the consolidated statements of profit or loss while such amount for December 31, 2024 was R$ 76,571.

(2)	The variation in the period is due to the constitution of deferred tax asset (DTA) by PicPay Instituição de Pagamento and the increase of Bank’s DTA related to provision for credit losses.

10.1 Deferred tax assets

	December 31, 2024	Realization		Additions		December 31, 2025
Temporary differences	492,390	(580,488)		1,458,063		1,369,967
Provisions for credit losses	405,475	(530,898)		1,137,055		1,011,633
Fair value adjustment - Financial assets measured at fair value through profit or loss	69,523	(26,646)		-		42,877
Others	17,393	(22,944	)(1)	321,008	(4)	315,457

Tax loss and social contribution negative basis (2)	73,847	(9,295	)(2)	641,411	(3)	705,963
Total	566,237	(589,783)		2,099,474		2,075,930

(1)	The realization refers to the payment of the profit sharing programs.

(2)	The realization refers to the subsidiary Guiabolso Finanças e Correspondente Bancário e Serviços Ltda., which has been occurring in taxable profit since January, 2025.

(3)	In 2025, PicPay reported accounting and taxable income, consolidating the prospect of recoverability of deferred tax assets. Therefore, deferred tax assets have been recognized based on the projection of future taxable income supported by approved business plans and budgets.

(4)	The amounts mainly represent temporary adjustments for the fiscal year ending December 31, 2025, including adjustments related to profit sharing, long-term incentives, contingencies, among others.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

10.2 Deferred tax liability

On December 31, 2025, PicPay Bank recognized a deferred tax liability related to the mark-to-market valuation of DI and DDI futures derivatives. The taxes will be due upon realization of the securities, as permitted by Law.

	December 31, 2024	Realization	Additions	December 31, 2025
Fair value adjustment – future contract (DI and DDI)	-	-	37,791	37,791
Total	-	-	37,791	37,791

11. Right of use assets and property, plant and equipment

	December 31, 2025			December 31, 2024
	Value at cost	Accumulated Depreciation	Total	Value at cost	Accumulated Depreciation	Total
Right of use - leases (1)	78,146	(42,684)	35,462	76,590	(33,558)	43,032
Computers and equipment	65,606	(43,482)	22,124	40,427	(32,753)	7,674
Improvements on leasehold properties	38,702	(15,125)	23,577	24,078	(10,837)	13,241
Furniture and fixtures	15,643	(4,829)	10,814	4,669	(1,861)	2,808
Machinery and equipment	69,882	(15,829)	54,053	54,864	(4,307)	50,557
Facilities	283	(67)	216	105	(51)	54
Total	268,265	(122,016)	146,246	200,733	(83,367)	117,366

The table below demonstrates the changes during the years presented:

As of December 31, 2025

	December 31, 2024	Additions	Depreciation for the year	December 31, 2025
Right of use - leases (1)	43,032	1,556	(9,126)	35,462
Computers and equipment	7,674	25,179	(10,729)	22,124
Improvements on leasehold properties	13,241	14,624	(4,288)	23,577
Furniture and fittings	2,808	10,974	(2,968)	10,814
Machinery and equipment	50,557	15,171	(11,672)	54,053
Facilities	54	179	(17)	216
Total	117,366	67,683	(38,800)	146,246

As of December 31, 2024

	December 31, 2023	Additions	Reclassifications	Depreciation for the year	December 31, 2024
Right of use - leases (1)	48,654	3,073	-	(8,695)	43,032
Computers and equipment	13,414	53,689	(52,114)	(7,315)	7,674
Improvements on leasehold properties	12,075	3,553	-	(2,387)	13,241
Furniture and fittings	2,777	488	-	(457)	2,808
Machinery and equipment	1,785	6	52,114	(3,348)	50,557
Facilities	65	-	-	(11)	54
Total	78,770	60,809	-	(22,213)	117,366

(1)	The Group’s lease agreements are detailed in Note 18.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

12. Intangible assets

	December 31, 2025
	Value at cost	Accumulated Amortization	Accumulated Impairment	Total
Internally/Externally developed software (1)	1,612,816	(607,674)	-	1,005,142
Software licenses	248,789	(201,563)	(128)	47,098
Purchased software	63,008	(41,780)	(624)	20,604
Software acquired through business combination (2)	66,924	(51,477)	-	15,447
Goodwill (2)	50,520	-	-	50,520
Total	2,042,057	(902,494)	(752)	1,138,811

	December 31, 2024
	Value at cost	Accumulated Amortization	Accumulated Impairment	Total
Trademarks and patents	100	-	(100)	-
Internally/Externally developed software (1)	1,115,970	(341,408)	-	774,562
Software licenses	130,948	(87,385)	(128)	43,435
Purchased software	62,390	(31,701)	(624)	30,065
Software acquired through business combination (2)	66,924	(38,092)	-	28,832
Goodwill (2)	50,520	-	-	50,520
Total	1,426,852	(498,586)	(852)	927,414

The table below demonstrates the changes during the years presented:

As of December 31, 2025

	December 31, 2024	Additions	Reclassification	Write- offs	Amortization for the year	December 31, 2025
Internally/Externally developed software (1)	774,562	499,591	(1,891)	-	(267,120)	1,005,142
Software licenses	43,435	117,067	(852)	-	(112,552)	47,098
Purchased software	30,065	-	-	-	(9,461)	20,604
Software acquired through business combination (2)	28,832	-	-	-	(13,385)	15,447
Goodwill (2)	50,520	-	-	-	-	50,520
Other intangible assets	-	-	2,743	(1,943)	(800)	-
Total	927,414	616,658	-	(1,943)	(403,318)	1,138,811

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

As of December 31, 2024

	December 31, 2023	Additions	Reclassification	Write- offs	Amortization for the year	December 31, 2024
Internally/Externally developed software (1)	620,043	434,979	-	(91,879)	(188,581)	774,562
Software licenses	32,606	68,158	-	-	(57,329)	43,435
Purchased software	23,362	18,107	-	-	(11,404)	30,065
Software acquired through business combination (2)	42,216	-	-	-	(13,384)	28,832
Goodwill (2)	50,520	-	-	-	-	50,520
Total	768,747	521,244	-	(91,879)	(270,698)	927,414

(1)	Development of continuing improvements in digital solutions such as mobile banking applications, marketplace, business solutions and investment platforms. The useful life of the internally and externally developed software is defined as being between 5 to 10 years for the purposes of amortization.

(2)	Additions through business combination and common control transactions.

13. Third-party funds

	December 31, 2025	December 31, 2024
User balance - CDBs (1)	27,838,964	19,094,153
User balance - Payment accounts (2)	856,573	889,296
Other obligations under financial Instruments(3)	752,571	-
Balance of commercial establishments – corporates (4)	526,607	220,525
Deposits – corporate customers	115	-
Bank slips to be processed (5)	-	14
Total	29,974,830	20,203,988

(1)	PicPay Bank offers CDBs to its users. These instruments are indexed to the CDI and may be either redeemable at any time or subject to fixed maturity dates. As of December 31, 2025, the average yield rate on these CDBs was approximately 96% of the CDI.

(2)	Refers to the balance of the payment accounts held by users backed by financial investments (as disclosed in note 30.2 a) and amounts referring to withdrawals pending processing at the recipient’s bank.

(3)	Refers to non-convertible subordinated Financial Letters, namely: a fixed-rate senior Financial Letter (R$ 244,114) and a CDI-indexed subordinated Financial Letter (R$ 508,457), maturing on December 22, 2027 and December 28, 2039, respectively.

(4)	Refers to balances payable to commercial establishments related to the processing of sales via the PicPay payment arrangement.

(5)	Bank slips paid with the PicPay application outside the bank clearing period.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

14. Trade payables

	December 31, 2025	December 31, 2024
Service providers and consumables	534,307	354,990
Related parties	30	-
Operational suppliers	304,618	91,800
Credit card transactions	4,655,769	2,893,134
Other suppliers	2,389	25,341
Total	5,497,113	3,365,265

In Brazil, payments to the credit card network (for further details, see Note 13.1) follow a similar settlement schedules. However, as receipts from cardholders and payments to the credit card network are aligned, the Group is exposed to cardholder credit risk, since it remains obligated to settle amounts due to the credit card network even in cases where cardholders fall behind on their payments. These amounts include credit card balances not paid in full by customers and subsequently converted into fixed-rate installment plans, as well as installment purchases, which comprise credit card transactions that allow payment to be made in more than one installment.

14.1 Credit card transactions

Corresponds to the amount payable to acquirers related to credit and debit card transactions. The amounts to be transferred to the card network are settled according to the transaction installments, substantially within up to 27 days for non-installment domestic transactions; 1 business day for international transactions, and, in the case of installment transactions, the amounts are mostly settled over a period of up to 36 months through monthly payments.

The table below provides a detailed breakdown of credit card transactions categorized by maturity, as of December 31, 2025 and 2024:

14.1.1 Breakdown by maturity – Credit card transactions

	December 31, 2025	December 31, 2024
Up to 30 days	1,493,794	1,523,603
From 31 to 60 days	953,940	173,767
From 61 to 90 days	651,186	188,148
From 91 to 180 days	1,057,386	403,034
From 181 to 365 days	485,028	558,295
Over 365 days	14,435	46,287
Total	4,655,769	2,893,134

14.1.2 Collateral for credit card transactions

As of December 31, 2025, the Company held R$ 835,207 in government bonds pledged as collateral for settlement of credit card transactions, allocated in favor of Mastercard, Visa, and Elo (R$ 438,393 as of December 31, 2024). These government bonds are measured at fair value through profit or loss and fair value through other comprehensive income and serve as collateral for amounts payable to the network (Refer to note 7 for further details). The average remuneration rate for these security government bonds was 1.12% per month for the year ended December 31, 2025 (0.86 % per month for the year ended December 31, 2024).

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

15. Obligation to FIDC FGTS quota holders

	December 31, 2025	December 31, 2024
Senior quotas	815,557	704,755
Total	815,557	704,755

The obligations to FIDC FGTS quota holders relate to amounts due on senior quotas issued with the securitization of receivables from FGTS consumer loans in PicPay Bank. This account includes the outstanding amount due to senior quotas (unpaid original contribution plus unpaid accrued interest expense).

Although the fund has an indefinite duration, the senior quotas have 6 years of maturity after the first capital contribution, with a remuneration of CDI + 1.50 % per annum. Also, the senior quotas can be redeemed prior to 6 years in case of specific events such as bankruptcy claims. For the year ended December 31, 2025, the interest accrued was R$ 122,894 (R$ (3,245) for the year ended December 31, 2024), recorded as “Interest and other financial expenses”.

16. Labor obligations

	December 31, 2025		December 31, 2024
Personnel expenses payable	488,873		392,140
Social security charges payable	106,045	(1)/(2)	143,294
Total	594,918		535,434

(1)	Of the balance of social security charges payable, R$ 73,813, correspond to payroll taxes and social security charges resulting from cash-settled awards and equity-settled awards, as disclosed in Note 20d.

(2)	As of December 31, 2025 the amount R$ 126,966 was reclassified from Labor obligations to Tax Claims as explained on note 19c. No amount was reclassified for December 31, 2024.

17. Tax

17.1 Taxes payable

	December 31, 2025		December 31, 2024
Withholding taxes	16,049		7,908
Payroll Taxes	40,795		35,647
Social security contribution on revenues	40,534	(1)	37,342
Income tax and social contribution	721,522		562,557
Other taxes	7,598		4,751
Total	826,498		648,205

(1)	As of December 31, 2025 the amount R$ 20,491 was reclassified from Taxes Payable to Tax Claims as explained in note 19c. No amount was reclassified for December 31, 2024.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

17.2 Income tax and social contribution

	December 31, 2025	December 31, 2024	December 31, 2023

Profit before income tax	317,339	345,972	1,667
Income tax and social contribution (1)	(142,801)	(155,688)	(750)
Permanent additions/exclusions	967,068	61,503	36,438
Effect of different tax rates – subsidiaries	30,528	6,461	6,683
Compensation of previously unrecognized deductible temporary differences	246	22,579	(10,616)
Compensation of previously unrecognized tax losses	72,658	26,463	14,913
Deferred tax asset recognition (2)	790,244	-	82,959
R&D Tax incentives (3)	64,910	20,245	-
Others	8,482	(14,244)	(57,501)
Total income tax and social contribution	824,267	(94,184)	35,688
Current taxes	(655,463)	(545,603)	(50,815)
Deferred taxes	1,479,730	451,419	86,503
Total income tax and social contribution	824,267	(94,184)	35,688
Effective rate (%)	(260)%	27%	2,140%

(1)	The Group’s operations are primarily conducted in entities subject to income tax and social contribution in Brazil.

All material entities in Brazil are subject to corporate income tax of 25%. Social contribution is generally levied at 20% for financial entities and 9% for non-financial entities. The tax rate used was the one applicable to PicPay Bank, which represents the most significant portion of the operations of the Group. The effect of other tax rates is shown in the table above as “Effect of different tax rates – subsidiaries”.

(2)	As aforementioned on Note 10, PicPay recognized the deferred tax asset on the previously unrecognized tax losses carryforward and temporary differences.

(3)	The Company benefited from tax incentives under the Brazilian R&D program, which encourages technological innovation through research and development in technology. A total benefit was recognized as a reduction to income tax expense.

17.3 Unrecognized deferred tax assets

The Group has unrecognized deferred tax assets in its subsidiaries for which it is not expected that future taxable profits will be sufficient to consume the deferred tax assets in an appropriate period of time. The Group’s unrecognized deferred tax assets, shown on the table below, without expiration date, were calculated on income tax losses and temporary differences at a rate of 34% for Guiabolso (and its subsidiary), and Crednovo; and at a rate of 40% for PicPay Invest.

The reduction in the amount of unrecognized deferred tax assets was due to the recognition of PicPay deferred tax assets presented on Note 10 above.

	December 31, 2025		December 31, 2024
	Gross amount	Tax effect	Gross amount	Tax effect
Deductible temporary differences	14,054	5,262	218,875	74,953
Tax losses	275,109	101,390	2,074,442	709,619
Total	289,163	106,652	2,293,317	784,572

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

18. Leases

18.1 Lease payable by maturity

	December 31, 2025	December 31, 2024
Year of maturity
2025	-	9,464
2026	10,665	10,311
2027	11,618	11,233
2028	12,657	12,237
2029	10,231	9,891
Lease liabilities	45,171	53,136

19. Provision for legal and administrative claims

	December 31, 2025
	Civil Claims	Labor Claims	Tax Claims	Total Claims
Opening balance	8,256	9,228	-	17,484
Constitution	43,899	19,175	211,790	274,864
Reversal	(12,976)	(5,581)	-	(18,557)
Reversal due to payment	(18,940)	(128)	-	(19,068)
Closing balance	20,239	22,694	211,790	254,723

	December 31, 2024
	Civil Claims	Labor Claims	Tax Claims	Total Claims
Opening balance	6,652	4,411	-	11,063
Constitution	14,738	8,785	-	23,523
Reversal	(3,334)	(3,861)	-	(7,195)
Reversal due to payment	(9,800)	(107)	-	(9,907)
Closing balance	8,256	9,228	-	17,484

a)	Civil claims

As of December 31, 2025, the Group recognized provisions of R$ 20,239 (R$ 8,256 as of December 31, 2024) for civil claims, the majority of which are claims by customers of compensation for moral and/or material damages. The amount considered as having a possible risk of loss, where no provision is recognized, totals R$ 0 (R$ 145,496 as of December 31, 2024). The Group estimates that the expected disbursement schedule is 18 months. However, due to the uncertainty in the conclusion of the proceedings, the disbursement occurs according to the development of the claim.

b)	Labor claims

As of December 31, 2025, the Group recognized a labor provision of R$ 22,694 (R$ 9,228 as of December 31, 2024), considered as having a probable risk of loss where the plaintiffs claim the subsidiary conviction, as well as labor indemnities. The amount considered as a possible risk of loss, where no provision is required, is R$ 48,265 (R$ 57,383 as of December 31, 2024). The Group estimates that the expected disbursement schedule is 24 months, however due to the uncertainty in the conclusion of the proceedings, the disbursement occurs according to the development of the claim.

c)	Tax claims

As of December 31, 2025, the Group recognized provisions totaling R$ 211,790 (no amount was provisioned as of December 31, 2024) consisting of R$ 64,334 related to tax contingencies and R$ 147,457 reclassified (R$ 126,966 from labor obligations and R$ 20,491 from taxes payable) to better reflect the status of the claim in light of the current stage of a leading case before the Supreme Court, notwithstanding the favorable decision obtained by PicPay in its own lawsuit; as the Company had already been recognizing the related social security contributions, this reclassification had no impact on the statement of profit or loss, and the provisions recognized refer to tax assessments and ongoing tax disputes assessed as having a probable risk of loss, while contingencies assessed as a possible risk of loss, for which no provision has been recognized, amounted to R$ 133,967 as of December 31, 2025 (R$ 727 as of December 31, 2024).

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

20. Equity

a) Share capital

Upon incorporation of PicPay Netherlands on December 27, 2023, the Company issued 100 ordinary shares, with a nominal value of €0.01 each, to J&F International.

On December 29, 2023, J&F International transferred the beneficial entitlement to: (i) 4% of the issued shares of PicPay Netherlands to Stichting JAB; (ii) 3% of the issued shares of PicPay Netherlands to Stichting ACC Family; (iii) 1% of the issued shares of PicPay Netherlands to Stichting AGR; and (iv) 1% of the issued shares of PicPay Netherlands to Stichting ECS. The legal transfer of these shares was effected on March 14, 2024.

On December 30, 2023, J&F International, at that time the beneficial holder of 100% of the Class B common shares of PicS Ltd. (representing 99.615% of the total issued and outstanding common shares of PicS Ltd.), contributed the beneficial entitlement to these common shares to PicPay Netherlands, by way of a share premium contribution on the shares in the capital of PicPay Netherlands. The legal transfer of the Class B common shares of PicS Ltd. to PicPay Netherlands was effected on March 14, 2024. As of the date of this prospectus, PicPay Netherlands directly holds 100% of the Class B common shares of PicS Ltd. (representing 99.615% of the total issued and outstanding common shares of PicS Ltd.) and indirectly owns the beneficial entitlement to 100% of the Class A common shares of PicS Ltd. (representing 0.385% of the total issued and outstanding common shares of PicS Ltd.).

Effective as of December_31, 2023, J&F International transferred the beneficial entitlement to 9% of the issued shares of PicPay Netherlands to Banco Original in consideration for the partial repayment of an outstanding debt to Banco Original that J&F International had assumed from its sole shareholder, J&F Participações. The legal transfer of these shares was effected on March 14, 2024.

As effected on March 14, 2024, the Shareholder contributed the beneficial entitlement of its total shares of PicS by way of a share premium contribution in the total amount of R$ 1,304,767 without the issuance of any new shares in the capital of the Company.

On July 11, 2024, J&F Participações invested R$ 1,309 in PicS N.V without the issuance of new shares.

On September 6, 2024, J&F Participações invested R$ 2,451 in PicS N.V without the issuance of new shares.

On September 12, 2024, an ordinary resolution approved a stock split in the proportion of 2 to 1 shares a par value from EUR 0.01 to EUR 0.005.

On December 23, 2024, J&F International invested R$ 101,268 in PicS N.V without the issuance of new shares. On the same date PicS N.V invested the same amount in PicS Ltd without the issuance of new shares. On the same date PicS Ltd invested R$ 101,796 in PicS Holding through the issue and subscription of 101,796,000 quotas, all nominative and with par value of R$ 1. On the same date PicS Holding invested R$ 100,000 in PicPay Bank through the issue and subscription of 27,943,204 shares, all nominative and without par value.

On February 26, 2025, J&F International invested R$ 319,901 in PicS N.V without the issuance of new shares. On the same date, PicS N.V invested the same amount in PicS Ltd, without the issuance of new shares. On February 27, 2025, PicS Ltd invested R$ 321,490 in PicS Holding, through the issue and subscription of 321,489,832 quotas, all nominative and with par value of R$ 1. On the same date, PicS Holding invested R$ 321,750 in PicPay Bank, through the issue and subscription of 88,121,683 shares, all nominative and without par value.

On March 25, 2025, J&F International invested R$ 50,290 in PicS N.V without the issuance of new shares. On March 26, 2025, PicS N.V invested the same amount in PicS Ltd, without the issuance of new shares. On the same date, PicS Ltd invested R$ 50,775 in PicS Holding, through the issue and subscription of 50,774,637 quotas, all nominative and with a par value of R$ 1. On March 27, 2025, PicS Holding invested R$ 50,000 in PicPay Bank, through the issue and subscription of 31,643,364 shares, all nominative and without par value.

On April 28, 2025, J&F International invested R$ 125,524 in PicS N.V without the issuance of new shares. On April 29, 2025, PicS N.V invested R$ 122,073 in PicS Ltd., without the issuance of new shares. On April 30, 2025, PicS Ltd. invested R$ 121,616 in PicS Holding through the issuance and subscription of 121,616,277 quotas, all nominative and with a par value of R$ 1.00 each. Later, on the same day, PicS Holding invested R$ 121,154 in PicPay Bank through the issuance and subscription of 49,627,302 shares, all nominative and without par value.

On May 27, 2025, J&F International invested R$ 49,989 in PicS N.V without the issuance of new shares. On the same day ,PicS N.V invested the same amount in PicS Ltd., without the issuance of new shares. On May 28, 2025, PicS Ltd. invested R$ 50,164 in PicS Holding through the issuance and subscription of 50,163,586 quotas, all nominative and with a par value of R$ 1.00 each. On May 29, 2025, PicS Holding invested R$ 49,973 in PicPay Bank through the issuance and subscription of 21,777,231 shares, all nominative and without par value.

On June 19, 2025, J&F International transferred one share issued by PicS N.V, with a nominal value of EUR 0.005 to Banco Original, and from this date Banco Original holds 9.5% of the share capital of the Company. On the same date, Stichting JAB distributed 1 share issued by PicS N.V to Mr. José Antonio Batista, who transferred this 1 share to Mr. Albino Andrade de Pinho, from this date, Mr. Albino Andrade de Pinho holds 0.5% of the share capital of the Company.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

On July 21, 2025, J&F International invested R$ 108,442 in PicS N.V without the issuance of new shares. On the same date, PicS N.V invested the same amount in PicS Ltd. without the issuance of new shares. On July 23, 2025, PicS Ltd. invested R$ 108,317 in PicS Holding through the issuance and subscription of 108,317,593 quotas, all nominative and with par value of R$ 1.00 each. On the same date, PicS Holding invested R$ 107,906 in PicPay Bank through the issuance and subscription of 46,423,381 shares, all nominative and without par value.

On September 23, 2025, J&F International invested R$ 149,358 in PicS N.V without the issuance of new shares. On September 24, 2025, PicS N.V invested the same amount in PicS Ltd., without the issuance of new shares. On September 25, 2025, PicS Ltd. invested R$ 150,394 in PicS Holding through the issuance and subscription of 150,000,000 quotas, all nominative and with a par value of R$ 1.00 each. On September 26, 2025, PicS Holding invested R$ 150,000 in PicPay Bank through the issuance and subscription of 60,880,607 shares, all nominative and without par value.

On November 25, 2025, J&F International invested R$ 360,000 in PicS N.V without the issuance of new shares. On the same day, PicS N.V invested the same amount in PicS Ltd., also without the issuance of new shares. Subsequently, PicS Ltd. invested the same amount in PicS Holding through the issuance and subscription of 360,000,000 nominative quotas, each with a par value of R$ 1.00.

On November 26, 2025, a disproportional partial spin-off of PicS Holding was approved, which involved the transfer of a portion of its equity, totaling R$ 360,000, to J&F Participações S.A. As a result, J&F Participações S.A.’s direct interest in PicS Holding was terminated.

On December 24, 2025, J&F International invested R$ 20,000 in PicS N.V without the issuance of new shares, On December 29, 2025, PicS N.V invested R$ 1,800 in PicPay Participações through the issuance and subscription of 1,800,000 nominative quotas, each with a par value of R$ 1.00.

As of December 31, 2025, the total share capital incorporated under Dutch law is EUR 1 divided into 200 shares, each with par value of EUR 0.005, all nominative and entitled to 1 vote per share and with priority in the distribution of dividends.

Following the completion of this transaction, PicS Ltd. became the holder of 100% of the share capital of PicS Holding.

On December 31, 2025, by virtue of a Sale and Purchase Agreement, J&F International transferred one share issued by PicS N.V, with a nominal value of EUR 0.005 to Stichting JAB, from this date Stichting JAB holds 4% of the share capital of the Company.

Events of non-controlling interest without a change in control

On June 28, 2024, J&F Participações invested R$ 100,000 in PicS Holding, through the issue and subscription of 100,000,000 quotas, all nominative and with par value of R$ 1. On the same date PicS Holding invested the same amount in PicPay Bank through the issue and subscription of 32,046,456 shares, all nominative and without par value.

On September 19, 2024, J&F Participações invested R$ 130,000 in PicS Holding, through the issue and subscription of 130,000,000 quotas, all nominative and with par value of R$ 1. On the same date PicS Holding invested the same amount in PicPay Bank through the issue and subscription of 37,692,578 shares, all nominative and without par value.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

b) Composition of share capital

As of December 31, 2025 - PicS N.V

	December 31, 2025		December 31, 2024
	Number of shares	Total shares %	Number of shares	Total shares %
Shareholder
J&F International B.V.	162	81.0000%	164	82.0000%
Stichting JAB	8	4.0000%	8	4.0000%
Stichting ACC Family	6	3.0000%	6	3.0000%
Stichting AGR	2	1.0000%	2	1.0000%
Stichting ECS	2	1.0000%	2	1.0000%
Banco Original S.A.	19	9.5000%	18	9.0000%
Albino Andrade de Pinho	1	0.5000%	-	0.0000%
Total	200	100.00%	200	100.00%

c) Earnings per share

	December 31, 2025	December 31, 2024	December 31, 2023

Profit attributable to the Company’s shareholders	1,091,487	217,574	34,523
Weighted average quantity of shares	200	200	200
Earnings per share – basic and diluted	5,457	1,088	172,615

There is no difference between the calculation of basic and diluted loss per share as there are no potentially dilutive shares in issuance.

d) Share based long term incentive plan (LTIP)

PicPay operates a Long-Term Incentive Plan (“LTIP”) for employees from junior to executive levels. The LTIP was established by PicS Ltd on July 1, 2021 and was adopted by the Company and its subsidiaries. The LTIP is designed to support the Group’s long-term success by retaining key talents and aligning employees’ interests with those of the Group.

Under the LTIP, eligible employees may be granted awards that are either equity-settled or cash-settled, depending on the terms of each individual grant and the employee’s role. Awards granted under the LTIP are generally subject to both a service condition, requiring participants to remain actively employed by PicPay throughout the relevant vesting periods; and a non-market performance condition, requiring the occurrence of a qualifying liquidity event, defined as either (a) an initial public offering (“IPO”) of PicPay’s shares, or (b) a private placement of PicPay’s shares to third parties, as specified in the plan rules.

The overall vesting period is 5 years, divided into five annual tranches, each representing 20% of the total award. The first tranche vested after one full year of service from July 1, 2021. PicPay had the ability to elect additional beneficiaries after July 19, 2021, to whom the same vesting schedule applies. For beneficiaries hired after July 1, 2021, vesting periods start on fixed dates depending on the quarter of hire, as set out in the plan rules.

An award is considered vested only when both the service condition and the liquidity condition have been satisfied. Once an award has been vested, settlement (either in shares for equity-settled awards or in cash for cash-settled awards) is made within 30 days following the occurrence of the liquidity event. If the liquidity event occurs after the end of the original five-year vesting period, vested awards remain outstanding and the beneficiaries retain their entitlement, subject to the other terms of the plan.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

As of December 31, 2025, management reassessed the likelihood of a qualifying liquidity event, considering the status of the Company’s listing process, prevailing capital market conditions and other relevant factors. Based on this reassessment, management concluded that the occurrence of an initial public offering had become probable within the contractual life of the LTIP. This change in estimate resulted in the initial recognition of the cumulative share-based payment expense for services rendered by employees from the grant dates of the awards through December 31, 2025.

For the year ended December 31, 2025, the Group recognized a total share-based payment expense related to the LTIP of R$ 205,640, of which R$ 131,325 relates to equity-settled awards and R$ 74,314 relates to cash-settled awards. These shares were not distributed at the moment . This expense is presented within “Personnel expenses” in the consolidated statement of profit or loss.

The cumulative amount recognized in equity at December 31, 2025 in connection with equity-settled LTIP awards is R$ 131,325, recorded in “Capital reserve” in the consolidated statement of financial position. No amounts had been recognized in equity in prior periods.

With respect to the cash-settled component of the LTIP, the Group recognized a share-based payment liability of R$ 74,314 as of December 31, 2025, presented within “Labor obligations” in the consolidated statement of financial position.

On January 30, 2026, the completion of the IPO satisfied the non-market performance (liquidity) condition of the LTIP, and, to the extent that the service condition had been met by the beneficiaries at the IPO date, a portion of the outstanding LTIP awards vested and became eligible for settlement in cash or shares, as applicable.

21. Transactions with related parties

21.1 Agreements with Banco Original

21.1.1 - On May 16, 2025, the Group and Banco Original entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) to establish the criteria for cost rates, common expenses, deadlines, and conditions observed for sharing Information Security activities between the Group and Banco Original. The reimbursements from Banco Original are recognized in the statement of profit or loss as “administrative expenses”.

21.1.2 - On January 21, 2025, the Group entered into an Operational Agreement with Banco Original to provide administrative services, including human resources, systems sharing and materials used. The term of this agreement is indefinite. This agreement may be terminated by either party upon 30 days’ notice. The reimbursements from Banco Original are recognized in the statement of profit or loss as “administrative expenses”.

21.1.3 - On July 4, 2024, the Group and Banco Original entered into a Derivatives Master Agreement (Contrato Global de Derivativos), with the purpose of establishing a standardized template for over the counter (OTC) transactions between the parties, streamlining the negotiation process and facilitating efficient and secure OTC derivatives trading. Such agreement establishes daily mark-to-market checks with bilateral margin exchange between the parties with the purpose of mitigating credit risk. As of September 30, 2025, under such agreement, there are only Payer OIS (Overnight Index Swaps) with notional fully collateralized by deposits from Banco Original.

21.1.4 - On April 10, 2024, Banco Original entered into an Endorsement Contract of Bank Credit Notes without co-obligation (Contrato de Endosso de Cédulas de Crédito Bancário sem Coobrigação) with the Group, through which Banco Original committed to endorse and transfer to the Group the credit notes issued by Banco Original in its loan operations collateralized by credit rights arising from the FGTS Loans. This agreement will remain valid for an indefinite period and may be terminated by either party with a 30-days prior notice.

21.1.5 - On March 28, 2024, the Group and Banco Original entered into an Operational Agreement (Acordo Operacional) to deal with the cashback amounts due to customers in the context of Banco Original’s Cashback Program. This agreement is related to the acquisition of Banco Original’s credit card portfolio by PicPay Bank. This agreement was subsequently terminated and fully settled on the same date (March 28, 2024).

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

21.1.6 - On January 18, 2024, the Group entered into a Credit Recovery Services Agreement (Contrato de Prestação de Serviços de Cobrança de Crédito) with Banco Original, pursuant to which PicPay Bank agreed to provide certain services to Banco Original relating to collection and recovery of amounts owed to Banco Original by customers who defaulted on their debts. Such agreement has a twenty-four (24) months term, being effective from January 1, 2023. This agreement may be terminated by either party upon 30 days’ prior notice. This agreement was extended for twenty-four (24) months, effective from January 1, 2025. The revenues are recognized in the statement of profit or loss as “Commission – banking correspondent and marketplace”.

21.1.7 - On January 10, 2024, the Group entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) with Banco Original to establish the terms and conditions governing the sharing of support areas between the Group and Banco Original, as well as the reimbursement by Banco Original of certain costs incurred by the Group in the contracting of suppliers who provide products and/or services that are also shared between the Group and Banco Original. This agreement will remain valid for an indefinite period. Either party may terminate this agreement for any reason and without penalty at any time with 30 days’ prior written notice to the other party. The reimbursements are recognized in the statement of profit or loss as “administrative expenses”.

21.1.8 - On November 16, 2023, the Group and Banco Original entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) to regulate the terms and conditions related to the cost sharing of back-office areas, as well as the reimbursement by Banco Original of certain costs incurred in the contracting certain suppliers, such as technology and administrative expenses. This agreement will remain valid for an indefinite period. The reimbursements are recognized in the statement of profit or loss as “administrative reimbursement”.

21.1.9 - On May 5, 2022, the Group entered into an application programming interface agreement (Acordo Operacional para Licença de Uso de API’s, Acesso a Produtos e Serviços Bancários e Prestação de Serviços de Suporte Técnico) with Original Hub, granting a license for the use of APIs to offer its customers payment services for bills, taxes, and utility bills from Banco Original (“API PAG”), as well as account registration for automatic debit. On November 29, 2022, an amendment to the Operational Agreement was executed, assigning the agreement from Original Hub to Banco Original. On December 21, 2022, new APIs were contracted including access to cash withdrawal and processing services using QR Codes at ATMs of the 24Horas network. In 2024, PicPay completed the development of these solutions, and on March 21, 2025, the agreement was terminated. The revenues were recognized in the statement of profit or loss as “commission – banking correspondent and marketplace”.

21.1.10 - On September 11, 2018, the Group and Banco Original entered into a Correspondent Banking Agreement (Contrato de Correspondente Bancário). However, since the Group has developed its own solutions for processing bill payments for its customers and Banco Original is no longer a card issuer, the agreement was terminated on March 21, 2025. The revenues are recognized in the statement of profit or loss as “commission – banking correspondent and marketplace”.

21.1.11- On July 26, 2022, Banco Original and the Group entered into a Correspondent Banking Agreement (Contrato de Correspondente Bancário). This agreement is valid for an indefinite period and may be terminated by either party with 30 days’ prior notice.

21.1.12 - On January 26, 2024, the Group and Banco Original entered into an Assignment of Rights Agreement (Contrato de Cessão de Direitos) to establish the assignment from Banco Original to the Group of credit card contracts and the credits arising from all credit operations linked to these cards. On February 9, 2024, the agreement was fully paid by the Group. The expenses are recognized in the statement of profit or loss as “Interest and other financial expenses”.

21.1.13 - On September 9, 2020, Banco Original and the Group entered into a Credit Card Partnership Agreement (Acordo de Parceria de Cartão de Crédito) to develop and offer the PicPay Card through its service channels, being Banco Original the card issuer. The agreement is valid for a 10 year period and will be automatically amended for another 5 years, unless either party expresses otherwise.

Regarding the transaction mentioned in item 21.1.12, the Group assigned its position under this Partnership Agreement to PicPay Bank, and therefore, the Partnership Agreement allow the Group to request Banco Original to anticipate the settlement of credit card transactions.

On October 3, 2024, the Group requested Banco Original to anticipate all the transactions made by credit card issued by Banco Original and processed under the Mastercard Payment Arrangements. On October 31, 2024, the agreement was fully settled. The revenues are recognized in the statement of profit or loss as “commission – banking correspondent and marketplace”.

21.1.14 - On November 27, 2018, the Group and Banco Original entered into a Closed-loop Payment Arrangements Agreement (Contrato de Arranjo de Pagamento Fechado). Taking into consideration that Banco Original is no longer a credit card issuer and that, on October 3, 2024, Banco Original advanced the amount corresponding to the settlement of all credit card transactions carried out under the Group’s payment arrangement, and, therefore, are no new transactions to be settled, the contractual obligations have been fulfilled, and such agreement was terminated. The revenues were recognized in the statement of profit or loss as “Commission – banking correspondent and marketplace”.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

21.2 Agreements with J&F

21.2.1 - PicPay Bank entered into a Receivables Assignment Agreement with Âmbar Energia S.A. (J&F Participações subsidiary), of one installment in connection with the Reserve Energy Contract (CER) of Brazilian Electric Energy Trading Chamber (CCEE). On December 10, 2025, and December 19, 2025, PicPay Bank entered into the following non-recourse credit rights assignment agreements with J&F for the acquisition of credit rights held against certain electric power distributors arising from the sale of electric power by J&F subsidiaries:

●	on December 10, 2025, Mauá III (J&F Participações subsidiary) assigned receivables in the total amount of R$ 1,096,529, with an annual discount rate of 19.86%, for a total purchase price of R$ 580,813; and

●	on December 19, 2025, Âmbar Energia assigned receivables in the total amount of R$ 375,654, with an annual discount rate of 19.11%, for a total purchase price of R$ 325,204.

21.3 Agreements with JBS

21.3.1 - In November 2025, PicPay Bank entered into supplier finance arrangements involving the assignment of trade receivables and the anticipation of payments to suppliers, on a non-recourse basis (reverse factoring / supplier finance arrangements). The participating suppliers include: Seara Alimentos Ltda., JBS Aves Ltda., Seara Comércio de Alimentos Ltda., Excelsior Alimentos S.A., Agro Alfa Indústria e Comércio Ltda., JBS S.A., JBS Confinamento Ltda., Via Rovigo Indústria, Comércio e Distribuição de Produtos Alimentícios S.A., and JBS Terminais Ltda. The revenues are recognized in the statement of profit or loss as “Financial income” and in the balance sheet as “Consumer Loans”.

	J&F Participações	Banco Original		Key Personnel (4) (a)		Others (b)	Total
As of December 31, 2025

Assets
Cash and cash equivalents	-	13,837		-		-	13,837
Trade receivables	206	1,269		-		75	1,550
Financial investments	-	154,852		-		-	154,852
Derivative instruments	-	27,572		-		-	27,572
Consumer loans	914,098	-		-		83,352	997,450
Other receivables	74,907	-		-		266	75,173
Total	989,211	197,530		-		83,693	1,270,434

Liabilities
Trade payables	15	324		-		-	339
Third-party funds	-	27,702		-		6,189	33,891
Labor obligations	-	-		1,125		-	1,125
Total	15	28,026		1,125		6,189	35,355

In the year ended December 31, 2025
Revenues and expenses
Commission – banking correspondent and marketplace	55	124,132	(1)	-		326	124,513
Financial income	8,144	-		-		245	8,389
Transaction expenses	-	(1,060)		-		-	(1,060)
Revenue from financial investments	-	65,907	(2)	-		-	65,907
Interest and other financial expenses	-	(53,020	)(3)	-		-	(53,020)
Selling expenses	(1,796)	-		-		-	(1,796)
Administrative expenses	(12,571)	(19,030)		(24,444	)(4)	(61)	(56,106)
Total	(6,168)	116,929		(24,444)		510	86,827

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

	J&F Participações	Banco Original		Key Personnel (4) (a)	Others (b)	Total
As of December 31, 2024

Assets
Cash and cash equivalents	-	68,881		-	-	68,881
Trade receivables	-	10,505		-	22,547	33,052
Financial investments	-	862,581		-	-	862,581
Derivative instruments	-	54,187		-	-	54,187
Other receivables	67,507	-		-	35,583	103,089
Total	67,507	996,154		-	58,130	1,121,791

Liabilities
Third-party funds	-	21		-	24,446	24,467
Total	-	21		-	24,446	24,467

In the year ended December 31, 2024
Revenues and expenses
Commission – banking correspondent and marketplace	-	156,070	(1)	-	-	156,070
Interest income from receivables	4,054	-		-	4,621	8,675
Credit card acquisition	-	140,979		-	-	140,979
Revenue from financial investments	-	94,509	(2)	-	-	94,509
Transaction expenses	-	(40,123)		-	-	(40,123)
Interest and other financial expenses	-	(29	)(3)	-	-	(29)
Administrative expenses	-	85,920		(18,163)	-	67,756
Other expense	-	-		-	(19,525)	(19,525)
Total	4,054	437,325		(18,163)	(14,904)	408,312

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

	J&F Participações	Banco Original		Key Personnel (4) (a)	Others (b)	Total

As of December 31, 2023

Assets
Cash and cash equivalents	-	4,212,893		-	-	4,212,893
Trade receivables	23	294,965		-	15,882	310,870
Other receivables	67,507	7,215		-	45,519	120,241
Total	67,530	4,515,073		-	61,401	4,644,004

Liabilities
Trade payables	-	270,427		-	9	270,436
Third-party funds	-	50		-	127,633	127,683
Total	-	270,477		-	127,642	398,119

In the year ended December 31, 2023
Revenues and expenses
Commission – banking correspondent and marketplace	-	220,447	(1)	-	-	220,447
Revenue from financial investments	-	303,249	(2)	-	-	303,249
Transaction expenses	-	(17,279)		-	-	(17,279)
Interest and other financial expenses	-	(20,169)		-	-	(20,169)
Administrative expenses	-	76,510		(18,457)	-	58,053
Total	-	562,758		(18,457)	-	544,301

(a)	Includes C-suite and Board of Directors.

(b)	Includes close family members of key personnel, among others

(1)	For the year ended December 31, 2025, the Group recognized revenues of R$ 11,988 (R$ 14,674 for the year ended December 31, 2024) related to the Credit Card Partnership Agreement, revenues of R$ 107 for the year ended December 31, 2025 (R$ 64,911 for the year ended December 31, 2024) related to banking correspondent services, revenues of R$ 58,839 for the year ended December 31, 2025 (R$ 14,535 for the year ended December 31, 2024 and R$ 13,616 for the year ended December 31, 2023) related to the API licensing agreement as well as revenues of R$ 53,198 for the year ended December 31, 2025 (R$ 61,950 for the year ended December 31, 2024) related to Credit Recovery Services. The Credit Card Partnership Agreement has a term of 10 years and will be automatically renewed for another five years, unless either party objects upon notice. For the year ended December 31, 2023, the Group recognized a revenue of R$ 154,880.

(2)	For the year ended December 31, 2025 PicPay had financial investments placed with Banco Original, which generated financial income of R$ 65,907 (R$ 94,509 for the year ended December 31, 2024 and R$ 303,249 for the year ended December 31, 2023). Refer to Note 6 for further details.

(3)	For the year ended December 31, 2025, the Group recorded an expense of R$ 0 (R$ 29 for the year ended December 31, 2024 and R$ 35 for the year ended December 31, 2023) related to interest with a bank account held at Banco Original, an expense of R$ 53,020 (R$ 0 for the year ended December 31, 2024 and R$ 20,134 for the year ended December 31, 2023) related to the Assignment of Rights Agreement.

(4)	For the year ended December 31, 2025, the amount paid as compensation to key management, including short-term benefits and long term incentive plan was R$ 24,444 (R$ 18,163 for the year ended December 31, 2024 and R$ 18,457 for the year ended December 31, 2023). The amounts were recognized as expenses during the reporting period.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

Assets and liabilities with related parties

Cash and cash equivalents and financial investments: The amount refers to the current account balance and financial investments at Banco Original, mainly short-term investments and reverse repurchase agreements.

Trade receivables: primarily refers to amounts receivable for financial transactions processed by Banco Original in the role of acquirer referring to the PicPay.

Financial investments: The linked balances are related to the value of investments in interbank deposits with Banco Original.

Derivative instruments: Refers to the Derivatives Master Agreement for more details see the agreement description above.

Consumer loans: refers to the credit portfolio (credit card and loans to customers) of related parties. Additionally, prepayment of receivable with related parties subject to future settlement.

Other receivables: amounts receivable from J&F Participações due to a under a reimbursement agreement of to marketing expenses of the PicPay brand incurred by PicPay until September 20, 2021.

Trade payables: the amount payable to Banco Original is related to the cost of issuing, processing and settling the bank slips, the cost of producing the PicPay Card, the withdrawal cost.

Third -party funds: refers to the balance in the pre-paid accounts of related parties.

22. Financial income

Classification and subsequent measurement

	December 31, 2025	December 31, 2024	December 31, 2023

Financial investments measured at fair value through profit or loss	100,107	206,369	174,976
Financial assets measured at fair value through other comprehensive income	1,231,825	677,872	776,546
Financial assets measured at amortized cost	7,054,688	3,161,855	1,447,188
Total	8,386,620	4,046,096	2,398,710

23. Transaction Expenses

	December 31, 2025	December 31, 2024	December 31, 2023

Processing fees	(426,672)	(254,007)	(246,193)
Third-party fraud prevention services (1)	(83,062)	(90,616)	(110,465)
PicPay card issuance expenses	(111,914)	(66,690)	(39,241)
Chargeback	(33,454)	(48,589)	(37,408)
Operating losses (2)	(36,125)	(33,774)	(5,232)
Total	(691,227)	(493,676)	(438,539)

(1)	Verification and processing expenses incurred as a result of user transactions, such as identity verification and biometric identification services, among others.

(2)	Amounts related to expenses generated by events of fraud from financial transactions processed by acquirers and card issuers and/or operating errors.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

24. Interest and Other Financial Expenses

	December 31, 2025	December 31, 2024	December 31, 2023

Bank fees	(35,791)	(27,906)	(7,766)
Cost of Funding (1)	(3,098,085)	(1,398,530)	(1,144,122)
Derivative financial instruments	(300,038)	(6,218)	-
Others	(65,482)	(6,010)	(60,590)
Total	(3,499,396)	(1,438,664)	(1,212,478)

(1)	The cost of funding is mainly related to the interest expenses paid to customers who deposit funds in CDBs, which are used as funding for the Company’s assets. Management monitors these expenses, and they are directly associated with the funding of investments, loans and operations.

25. Credit loss allowance expenses

	December 31, 2025	December 31, 2024	December 31, 2023

Provision for expected losses - credit risk	(2,621,823)	(887,025)	(14,290)
Recovery of loans written off as losses	93,280	-	-
Total	(2,528,543)	(887,025)	(14,290)

26. Technology expenses

	December 31, 2025	December 31, 2024	December 31, 2023

Software expenses	(438,121)	(376,849)	(247,847)
IT Services	(64,569)	(131,751)	(64,251)
Total	(502,690)	(508,600)	(312,098)

27. Marketing expenses

	December 31, 2025	December 31, 2024	December 31, 2023
Advertising	(195,226)	(127,612)	(103,755)
Cashback	(70,776)	(39,291)	(63,403)
Digital Marketing	(61,781)	(38,143)	(28,455)
Customer Acquisition expenses (1)	(163,985)	(122,635)	(111,875)
Commission expenses	(3,117)	(5,499)	(5,072)
Total	(494,885)	(333,180)	(312,560)

(1)	Customer acquisition expenses are marketing expenditures directly related to customer acquisition, such as performance media and member-get-member expenses, which the Group pays on a per-acquired customer basis.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

28. Personnel expenses

	December 31, 2025	December 31, 2024	December 31, 2023

Salaries	(491,547)	(472,809)	(375,039)
Benefits (1)	(556,853)	(359,448)	(295,693)
Social security charges (2)	(372,910)	(256,150)	(214,788)
Others	(1,417)	(2,426)	6,158
Total	(1,422,727)	(1,090,833)	(879,362)

(1)	The balance mainly refers to compensation expenses related to LTIP provisions made in the year ended December 31, 2025 which amounted to R$ 205,640.

(2)	The balance mainly includes payroll taxes related to LTIP payments made in the year ended December 31, 2025 which amounted to R$ 73,814 (R$ 0 for the year ended December 31, 2024 and 2023).

29. Administrative expenses

	December 31, 2025	December 31, 2024	December 31, 2023

Third party services and financial system services	(243,498)	(112,611)	(78,434)
Rent, condominium fee and property services	(30,967)	(35,261)	(24,126)
Taxes	(3,569)	(3,549)	(1,813)
Provisions for contingencies	(110,916)	(16,871)	(13,535)
Others	(55,736)	(66,131)	(18,751)
Total	(444,686)	(234,423)	(136,659)

30. Risk management

The Group has a specific structure for risk management, including policies and procedures, covering the evaluation and monitoring of operational, credit, market and liquidity risks (including cash flow and investments of funds held in payment accounts) incurred by the institution.

The Group’s approach to risk management requires that its risk taking be consistent with its risk appetite. Risk appetite is the aggregate level of risk that the Group is willing to tolerate to achieve its strategic objectives and business plan. PicPay’s risks are generally categorized and summarized as follows:

●	Credit risk: Refers to the risk of loss resulting from the failure of a borrower, counterparty, third party or issuer to honor its financial or contractual obligations. PicS N.V manages and controls credit risk by setting limits on the amount of risk it is willing to accept for each customer and counterparty as well as limits on the ratio of expected losses to revenues for each segment of the portfolio and on the composition of the portfolio between secured and unsecured credits. Exposures are monitored relative to these limits and adjusted as needed to ensure compliance with the limits.

●	Market risk: Refers to potential losses arising from changes in the value of the Group assets and liabilities as well as adverse impact on net interest income resulting from changes in market variables, such as interest rates, equity, foreign exchange rates or credit spreads.

●	Liquidity risk: Refers to the risk that the Group will not be able to efficiently meet both expected and unexpected current and future cash flow and collateral needs without adversely affecting either daily operations or financial conditions.

●	Operational risk: Refers to the risk of loss resulting from systems failure, human error, fraud or external events. When controls fail to operate effectively, operational risks can cause damage to reputation, have legal or regulatory implications as well as lead to financial loss.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

30.1 Credit risk

The Group’s credit risk arises from its cash, cash equivalents, financial investments, OTC derivatives, acquirer and card issuer receivables, other receivables and loans to its users.

Concentrations of credit risk for similar financial instruments are already being shown in accordance with NE 8.2.1 Credit loss allowance breakdown.

●	Cash and cash equivalents

The Risk and Treasury departments manage credit risk associated with bank account balances and investments in financial institutions, prioritizing those with a “AAA” rating from agencies like Moody’s, S&P or Fitch. Because the Group’s accounts receivable mostly consist of high liquidity investments and operational accounts approved by major financial institutions with low-risk ratings, the expected credit loss is not material. Furthermore, these financial institutions are legally responsible for the accounts receivable.

●	Financial investments

The Group’s available resources are mostly invested in bonds issued by the Brazilian government and reverse repos collateralized by bonds issued by the Brazilian government. There is no significant expected credit loss recognized for these assets.

●	Acquirer and card issuer receivables

The Group recognizes amounts receivable from acquirers related to its activity as a sub-acquirer and from card issuers related to its activities as an acquirer and also when its users use its app to settle bank slips or make other payments using an on-boarded credit card. These receivables are due in up to twelve monthly installments. As a result, the Group is exposed to the risk of default by the acquirers and card issuers.

In its role as a sub-acquirer, the Group uses acquirers of national reach while seeking to avoid concentration in any single acquirer and increase financial efficiency. When acting as sub-acquirer, PicPay processes all credit card transactions with the acquirers Cielo and Getnet and card issuers.

The Group uses only acquirers authorized to operate by BACEN, which are supervised and monitored by BACEN, including with respect to the minimum capitalization required, and which have a national “AAA” rating by the rating agencies (S&P or Fitch). The acquirers may default on their financial obligations due to lack of liquidity, operational failure or other reasons, situations in which the Group can be held responsible for making the payment due to commercial establishments without having received the corresponding funds from the acquirer.

Until now, the Group has not suffered losses on receivables from acquirers and management does not expect any significant losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

Credit card issuers are supervised by BACEN. The payment arrangements (Visa, Mastercard, Elo and others) have their own risk models and collateral requirements to evaluate and mitigate the default risk of the issuers, which mitigate the risk of the acquirers and the systemic risk of Brazilian payment arrangements. Additionally, the acquires and issuers have others risk mitigators such as:

●	Amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by the payment arrangement if the legal obligors do not make payment.

●	Processes for mitigating operational failures, such as fraud prevention, limitations on advances on future payments, among others.

As of December 31, 2025, the Group had an amount receivable totaling R$ 463,663 (R$ 181,572 on December 31, 2024) from the acquirers and R$ 3,273,306 (R$ 3,653,774 on December 31, 2024) from card issuers. Based on the probabilities of default attributed by the rating agencies and the risk mitigation processes presented above, the Group made a provision for expected credit losses in the amount of R$ 397 (R$ 400 on December 31, 2024).

●	Consumer Loans

Consumer loans include: (i) public and private payroll loans, personal loans and FGTS advances; and (ii) credit cards that are transactions in one-payment, installment with interest and installments without interest. Consumers must meet certain credit risk criteria to be eligible for a credit offering.

“Payroll loans” are loans for which the payments of principal and interest are deducted either directly from the consumer’s salary from the payroll of a government-related entity or private company or from their government-sponsored pension or other benefit payments. The ability to collect the payments directly from the payroll significantly enhances the credit quality of these secured loans.

“FGTS advances” are loans in which consumers can draw down in advance up to seven annual installments of their FGTS.  The group receives the payment of these installments directly from the FGTS. FGTS advances are collateralized by the deposits held in the FGTS fund.

As of December 31, 2025, the Group had a provision for expected credit losses in the amount of R$ 3,155,386 (R$ 864,220 on December 31, 2024).

●	Other receivables

Other receivables relate mainly to transactions involving related parties that are based on conditions negotiated between Group and related companies. In December 31, 2025 and 2024, the Group did not record any impairment loss on accounts receivable related to the amounts due from related parties as it understands that there is no significant credit risk on outstanding balances.

Due to the nature of PicPay’s financial services, and the actual counterparty related to its receivables and investments, no significant credit risk increase was observed. Additionally, the Group does not have any credit-impaired financial assets.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

The Group’s maximum credit exposure from financial assets, pre-approved credit card limits and derivative financial instruments is presented in the table below:

	December 31, 2025	December 31, 2024
Cash and cash equivalents	3,863,395	7,471,673

Financial assets measured at fair value through other comprehensive income	3,000,551	3,099,077
Financial Investments	3,000,551	3,099,077

Financial assets measured at fair value through profit or loss	71,451	100,051
Financial Investments	42,435	45,864
Derivative financial instruments	29,106	54,187

Financial assets measured at amortized cost	29,861,938	14,669,571
Financial Investments	2,891,089	-
Trade receivables	4,146,321	3,877,167
Consumer loans	20,913,519	10,571,338
Other receivables	1,911,010	221,066

Pre-approved credit card limits (off-balance)	7,454,802	4,455,217
Total	44,252,227	29,795,589

30.2 Market risk

The Group may face financial losses due to market fluctuations that affect the value of its financial position. These changes can arise from a variety of factors, the most relevant of which in PicPay’s case is fluctuations in interest rates.

As of December 31, 2025 and 2024, the Group had derivative financial instruments for accounting and economic hedge purposes. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

The risks are identified, quantified, managed and reported as per the Group’s risk management policy. Moreover, these limits are continuously monitored by the Risk function, independently from the treasury.

To monitor and control such market risks, the Group employs various methods, including stress scenarios, sensitivity - delta variation (DV), exposure mismatches (GAP), and measurement and monitoring of interest rate risk in the banking book (IRRBB).

a) Interest rate risk

Interest rate risk is the risk that potential changes in interest rates affect the value of a Group’s assets, liabilities, or future cash flows in a way that is detrimental to the Group’s financial position DV01 or interest rate sensitivity refers to the effect on market valuations of cash flows when there is an increase of one basis point in current benchmark interest rates or in the index. Mathematically, the DV01 measures the change in the value of a portfolio of financial instruments for every 1 basis point (1 basis point is equal to 0.01%) change in interest rates.

The analysis below demonstrates the sensitivity of the fair value of the group’s financial instruments to an increase of 1 basis point (DV01) in the Brazilian interest rates.

	DV01 – December 31, 2025
	Asset	Liability	Derivative	Net
Fixed interest rate financial instruments	(2,982)	2,053	942	12

	DV01 - December 31, 2024
	Asset	Liability	Derivative	Net
Fixed interest rate financial instruments	(1,181)	687	377	(117)

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

To complement the table above, the Group measured the sensitivity to changes in the relevant risk variable that were reasonably possible at that date. The reasonably possible risk variation considered was an increase in 10% and a decrease in 10% in interest rates. For fixed rate instruments the table below presents the sensitivity of the fair value to this plus or minus 10% change. For floating rate instruments, the table below presents the sensitivity of 12 months of interest income / expense (assumes no other changes to balance or rates during this period).

		Total portfolio	Basic interest rate change
	Rate risk	amount	10%	-10%
As of December 31, 2025
Type
Financial assets
Government bonds – LFT	SELIC	3,034,719	45,217	(45,217)
Government Bonds – LTN and NTN-F	Fixed Rate	2,791,164	41,588	(41,588)
Government Bonds - NTN-B (3)	IPCA	1,035	15	(15)
Derivative financial instruments	Fixed Rate	29,016	388	(388)
Investment Fund Quotas	CDI	99,926	1,489	(1,489)
Consumer loans (1)	Fixed Rate	20,913,518	358,617	(358,617)
Futures Contract - CDI Rate (2)	Fixed Rate	13,054,396	194,511	(194,511)
Financial liabilities
Futures Contract - CDI Rate (2)	Fixed Rate	(3,252,200)	(48,458)	48,458
CDB’s	CDI	(27,839,064)	(414,802)	414,802
Other obligations under financial instruments	Fixed Rate	(752,571)	(11,213)	11,213

		Total portfolio	Basic interest rate change
	Rate risk	amount	10%	-10%
As of December 31, 2024
Type
Financial assets
Government bonds – LFT	SELIC	2,338,261	28,644	(28,644)
Government Bonds – LTN	Fixed Rate	800,368	9,805	(9,805)
Derivative financial instruments	CDI	54,187	664	(664)
Reverse repurchases agreements - National Treasury Note (NTN-B)	IPCA	4,809,999	58,923	(58,923)
Consumer loans (1)	Fixed Rate	10,571,338	129,499	(129,499)
Financial liabilities
Payment accounts	CDI	(889,296)	(10,894)	10,894
CDB’s	CDI	(19,094,153)	(233,903)	233,903
Other obligations under financial instruments	CDI	(2,955,650)	(36,207)	36,207

(1)	Refers to gross amount consumer loans

(2)	Futures contract - CDI Rate to hedge interest rate risk of the assets and liabilities of the FIDC. The “Total portfolio amount” represents the notional amount.

(3)	The IPCA (Índice de Preços ao Consumidor Amplo) is Brazil’s official consumer price inflation index which measures the change in the cost of a basket of consumer goods and services and is calculated by the Brazilian Institute of Geography and Statistics (IBGE).

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

b) Exchange rate risk

Foreign exchange risk is the potential financial loss that can occur due to fluctuations in the exchange rates between different currencies.

The Group’s exposure to foreign exchange risk arises mainly from the accounts payable corresponding to US Dollar denominated expenses as well as from balances held in dollars in the Group’s USD denominated current accounts.

As of December 31, 2025 the Group had no amounts exposed to foreign currency.

	Rate risk	Total exposure on December 31, 2024	+10%	-10%
Type
Trade payables	Dollar	3	-	-

c) Hedge Accounting

The Group maintains portfolios of consumer loans and FGTS advances which are exposed to interest rate risk. In order to hedge that risk The Group entered into future DI contracts and Pre x DI swaps.

Starting in February 2024, PicPay assigned the hedging strategy to an eligible hedge accounting structure aiming to eliminate differences between the accounting measurement of its derivatives and hedged items, which are adjusted to reflect changes in CDI. In accordance with its hedging strategy, the Group adopts the “portfolio layer” method.

This method allows the Group to use part of the portfolio of financial assets as a fair value hedge during the hedging period in the event of events such as prepayment, default or sale of operations. The interest rate risk arising from the portfolio layers is mitigated by purchasing DIV01 futures contracts as a hedging instrument. The number of contracts per net maturity needed to cover exposure is assessed based on DV01.

The Group holds fixed rate Government Bonds (LTNs) and fixed-rate financial liabilities which are exposed to interest rate risk. In order to hedge that risk, the Group entered into DI futures contracts. Starting in December 2024, PicPay assigned the hedging strategy to an eligible hedge accounting structure so as to eliminate differences between the accounting measurement of its derivatives and hedged items. In accordance with the hedging strategy, the Group designates the hedge items on an individual basis.

Starting in November 2025, PicPay also designated hedging strategies for NTNF federal government bonds and for the issuance of subordinated financial letters. Both are exposed to the fixed rate and suffer the risk of variation in the risk-free rate (Pre x DI curve). In order to mitigate this risk, the Group uses DI1 futures contracts as hedging instruments.

In December 2025, the Group acquired energy receivables that were contracted at a fixed rate, generating exposure to the risk of variation in the risk-free rate (Pre x DI curve). In order to mitigate this risk, the Group uses DI1 futures contracts as a hedging instrument. Considering the nature of the receivables acquisition product, events such as prepayment, default or sale of transactions for this portion of the portfolio are not expected, and the existence of receivables in amounts equal to or greater than the designated amounts is continuously proven

The Group calculates the DV01 (delta value of a basis point) of the hedged items and futures contracts to identify the optimal hedging ratio. The hedge relationship is monitored periodically and the hedge is rebalanced as needed to ensure hedge effectiveness within the 80-125% required range.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

The effectiveness test of the hedge is performed prospectively and retrospectively. In the prospective test, the Group compares the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedged item and on the hedge instrument market value. For the retrospective test, the market-to-market value change since the inception of the hedged item is compared with that of the hedge instrument. In both cases, the hedge is considered effective if the change in value of the hedge instruments is between 80-125% of the change in value of the hedged items.

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item is recognized in the consolidated financial statements of profit or loss in “interest income and gains (losses) on financial instruments – Financial assets at fair value through other comprehensive income”.

	December 31, 2025
	Total amount of	Fair value adjustment to the hedge object		Fair value adjustment to the Hedging	Hedge
	hedged item	Asset	Liability	instrument	effectiveness
Interest rate risk
Interest Rate Contracts - Future and Swap - Payroll loans (1)	1,705,083	1,539	-	(1,539)	100%
Interest Rate Contracts - Future and Swap – FGTS Loan (2)	5,452,205	-	(33,499)	33,499	100%
Interest Rate Contracts - Future - Liabilities Pre	(1,628,546)	-	(53,272)	53,335	100%
Interest Rate Contracts - Future - LTN Bonds	934,083	15,709	-	(15,709)	100%
Interest Rate Contracts - Future - Titles NTNF	1,132,440	-	(8,383)	8,534	102%
Interest Rate Contracts - Future - LF Sub(3)	(279,418)	3,014	-	(3,823)	100%
Interest Rate Contracts - Future - Advances on energy receivables	1,056,634	-	(1,220)	1,206	99%
Total	8,372,481	20,262	(96,374)	75,503	99%

	December 31, 2024
	Total amount of	Fair value adjustment to the hedge object		Fair value adjustment to the Hedging	Hedge
	hedged item	Asset	Liability	instrument	effectiveness
Interest rate risk
Interest rate contracts - Future and Swap – Payroll loan (1)	988,606	-	(11,846)	11,846	100%
Interest rate contracts - Future and Swap – FGTS loan (2)	1,766,424	-	(143,192)	143,192	100%
Interest rate contracts - Future - Liabilities Pre	(587,705)	-	17,780	(17,775)	100%
Interest rate contracts - Future - LTN Bonds	783,130	-	(17,237)	17,237	100%
Total	2,950,455	-	(154,495)	154,500	100%

(1)	Payroll loan – From the value of the hedging instrument of R$ 1,539 as of December 31, 2025 (R$ 716 as December 31, 2024), it is composed by: Swap R$ (4) for the year ended December 31, 2025 (R$ 262 for the year ended December 31, 2024) and R$ 1,543 for the year ended December 31, 2025 by futures contracts (R$ 454 for the year ended December 31, 2025) to futures contracts.

(2)	FGTS loan - From the value of the hedging instrument of R$ 33,499 as of December 31, 2025 (R$ 43,979 as of December 31, 2024), it is composed of Swap R$ 9,181 for the year ended December 31, 2025 (R$ 15,550 for the year ended December 31, 2024) and R$ 24,318 by futures contracts for the year ended December 31, 2025 (R$ 28,459 for the year ended December 31, 2024).

(3)	LF Sub - For the LF Sub´s hedge effectiveness, a regression model is used, verifying if there is an economic relationship between the movements of the hedging object and instrument.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

30.3 Liquidity risk

Liquidity risk is the possibility that the Group will not have sufficient liquid resources to honor its financial commitments.

PicPay’s liquidity management processes include:

●	Cash liquidity monitoring: daily update of the cash flow, detailing the inflows and outflows, including the cash projection and stress scenario.

●	Minimum cash limits: which trigger preemptive actions to be taken to ensure sufficient resources are available to meet financial commitments.

The Group’s projected cash flow is generated and monitored daily by the Treasury to ensure that the Group has the necessary resources to meet financial commitments and operational needs. For the projection of cash, growth assumptions and stress factors are used, which include increased losses and expenses.

The information on financial liabilities is essential information for the projection and management of cash flow, ensuring that the Group has the necessary resources to settle its obligations.

As a cash management procedure, the treasury invests surplus funds in highly quality liquid and unencumbered assets.

The objective of the Group’s liquidity risk management activities is to ensure its ability to meet both expected and unexpected obligations without disrupting daily operations or incurring significant losses.

In order to ensure a sound basis of funding for growth, management has adopted a diversified approach to financing, complementing its main base of deposits, which is predominately made up of retail liabilities. A liquidity risk management policy has been implemented, involving the use of various tools and activities, such as daily cash flow forecasts, liquidity profile monitoring, and maintenance of adequate cash reserves. Any new initiative or product is preliminarily assessed by the market and risk liquidity department.

The treasury department, acting as a first line of defense, is in charge of the implementation of the liquidity management strategy. This approach is coordinated with other sectors, such as risk management, to ensure a sound second line of defense.

The table below shows the expected maturity of the Group’s liabilities. For the deposits that are redeemable immediately, the expected maturity was estimated based on historical data, which was used to estimate, for each vintage of deposits, the probability of the balance remaining for 1 more months given how long it has been in the portfolio.

Considering the earliest date in which customers may exercise their redemption rights, the cash outflows are presented as follows up to 365 days: R$ 27,309,698 (R$ 18,711,067 as of December 31, 2024) and over 365 days: R$ 529,266 (R$ 383,086 as of December 31, 2024).

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

Liabilities

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 365 days	Over 365 days	Total
As of December 31, 2025
Third-party funds - payment accounts	856,573	-	-	-	-	-	856,573
Third-party funds – CDB’s	10,206,007	2,270,216	1,118,998	2,573,571	3,603,763	8,066,409	27,838,964
Third party funds - financial instruments	-	-	-	-	-	752,571	752,571
Third-party funds – Others	526,722	-	-	-	-	-	526,722
Obligations to FIDC FGTS quota holders	-	-	-	-	-	815,557	815,557
Trade payables	2,333,625	955,257	651,297	1,057,411	485,049	14,474	5,497,113
Derivative financial instrument	15,751	-	-	-	-	-	15,751
Total	13,938,678	3,225,473	1,770,295	3,630,982	4,088,812	9,649,011	36,303,251

As of December 31, 2024
Third-party funds - payment accounts	889,296	-	-	-	-	-	889,296
Third-party funds – CDB’s	8,833,086	2,231,071	1,297,330	1,581,909	2,544,897	2,605,860	19,094,153
Third-party funds – Others	220,539	-	-	-	-	-	220,539
Obligations to FIDC FGTS quota holders	-	-	-	-	-	704,755	704,755
Trade payables	1,995,733	173,766	188,148	403,034	558,296	46,288	3,365,265
Total	11,938,654	2,404,837	1,485,478	1,984,943	3,103,193	3,356,903	24,274,008

30.4 Fraud risk

The Group is exposed to several operational risks, one of which is the risk of fraud, which is an undue, illegal or criminal activity that causes a financial loss for one of the parties involved in a financial transaction within the PicPay arrangement. Credit card fraud includes unauthorized use of lost, stolen, fraudulent, counterfeit, or altered cards, as well as misuse of the PicPay user payment account. Within this scenario, the Group is exposed to losses due to transaction chargeback (cancellations).

The chargeback process starts when a user makes a transaction via credit card in the PicPay application and, for reasons unrelated to PicPay, decides to contest the transaction with the card issuer who forwards it to the acquirer who performs the transaction cancellation, reducing the amount of payables it has outstanding with PicPay.

The Group has areas dedicated to preventing fraud strategies and processes which include real-time monitoring of transactions using payment account balances or credit cards for bank slips, withdrawals or transfers between users, analyzing and then approving or declining transactions.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

30.5 Capital management

The Group’s capital management objectives are to ensure ongoing compliance with minimum capital requirements set by regulatory authorities, maintain a capital structure appropriate to the risks assumed and support the Group’s operational continuity and stakeholder confidence.

The Group’s subject to the prudential framework defined by the Central Bank of Brazil (BACEN), in accordance with BACEN Resolution No. 200/22 and BACEN Resolution No. 436/24, which establish capital requirements based on factors such as size, operational complexity, and risk profile. The lead entity of the prudential conglomerate is PicPay Payments Institution.

For the year ended December 31, 2024, the PicPay Conglomerate became subject to the most conservative capital levels, equivalent to those of large banks in BACENs classification. The change resulted in the PicPay Conglomerate falling short of the necessary capital requirements. In response, the conglomerate presented a plan to BACEN to meet the requirements. The plan was formulated with input from financial experts and received formal approval from the Board of Directors as follows:

●	Executed a capital increase of R$ 230,000, with R$ 100,000 on June 28, 2024, and an additional R$ 130,000 on September 19, 2024. More details are disclosed in Note 20 – Equity.

●	Established contingency arrangements whereby the Group’s controllers are prepared to provide additional capital contributions, should the need arise, to ensure ongoing compliance with BACEN’s regulatory capital requirements.

The Group’s available regulatory capital is composed of the following tiers, which are the numerators of its capital indices:

●	Common Equity Tier I Capital: Includes share capital, capital reserves and retained earnings minus regulatory deductions from capital such as intangible assets and deferred tax assets;

●	Tier I Capital(1): Includes Common Equity Tier I Capital plus Additional Tier I Capital such as perpetual subordinated debt

●	Total Capital: Includes Tier I Capital plus Tier II capital such as fixed-maturity subordinated debt.

The group’s Risk-Weighted Assets (RWA), which are the denominator of its capital indices, reflect a bank’s exposure to credit, market, payment services and operational risks. RWA’s are calculated, for credit risk for example, by applying different risk weights to different assets depending on their level of risk, resulting in the Risk-Weighted Assets.

The following table presents the Group’s capital ratios as of December 31, 2025 and December 31, 2024, calculated according to BACEN’s regulation on capital requirements and accounting, which differs from IFRS in some respects, notably in the scope of consolidation and in the calculation of expected losses.

	December 31, 2025	December 31, 2024
Common Equity Tier I	1,893,357	1,098,552
Tier I	1,893,357	1,098,552
Tier II	508,457	-
Total Capital (Tier I + Tier II)	2,401,814	1,098,552
Risk-Weighted Assets (RWA)	20,460,446	11,342,536
Credit Risk (RWA CPAD)	16,534,435	7,183,591
Market Risk (RWA MPAD)	75,125	28,941
Operational Risk (RWA OPAD)	1,972,208	2,242,859
Payment Service Risk (RWA SP)	1,878,678	1,887,144
Common Equity Tier I Ratio	9.25%	9.69%
Tier I Ratio	9.25%	9.69%
CAR (Total Capital Ratio)	11.74%	9.69%

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

On December 31, 2025, the total capital ratio was 11.74% (compared to 9.69% on December 31, 2024), which is 1.24 pp above the regulatory requirement of 10.5% (including the conservation buffer of 2.5%), (0.81 pp below the minimum regulatory requirement including the conservation buffer on December 31, 2024) .

The tier I ratio(1) was 9.25% (compared to 9.69% on December 31, 2024), which is 0.75 pp above the regulatory requirement of 8.5% (including the conservation buffer of 2.5%), (1.19% above the minimum regulatory requirement including the conservation buffer on December 31, 2024 .

The common equity tier I ratio was 9.25% (compared to 9.69% on December 31, 2024), which is 2.25 pp above the regulatory requirement of 7% (including the conservation buffer of 2.5%), (2.69% above the minimum regulatory requirement including the conservation buffer on December 31, 2024).

The Company monitors and forecasts its capital needs to maintain compliance with regulatory requirements and internal target capital ratios, maintaining constant communication with the relevant stakeholders to ensure timely fulfillment of capital needs. As part of this process, subordinated debts (Tier II) amounting to R$ 501,600 were issued in November 2025.

(1) The Group has not yet issued Additional Tier I capital instruments, so its Common Equity Tier I capital and Tier I capital are identical.

30.6 Fair Value Measurement

Determination of fair value and fair value hierarchy

For assets and liabilities measured at fair value, PicPay measures fair value using the procedures set out below. The objective of the valuation techniques is to arrive at a fair value measurement that reflects the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date.

Level 1:	When available, the Bank uses quoted market prices from active markets to determine fair value and classifies such items as Level 1.

Level 2:	quoted prices in an active market for similar assets or liabilities or based on another valuation method in which all significant inputs are based on observable market data.

Level 3:	when quoted market prices are not available, fair value is based on internally developed valuation techniques that use, whenever possible, current market-based parameters such as interest rates, exchange rates and option volatilities. Financial instruments valued using such internally generated valuation techniques are classified according to the lowest-level input factor that is significant to the valuation. Therefore, an item may be classified as Level 3, even though there may be some significant inputs into its valuation that are easily observable.

The pricing models used to measure fair value are governed by an independent control structure. Fair value estimates from internal valuation techniques are checked, whenever possible, against prices obtained from independent suppliers or brokers. Vendor and broker valuations can be based on a variety of data ranging from observed prices to proprietary valuation models, and the Bank assesses the quality and relevance of this information to determine the fair value estimate.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

Financial instruments recorded at fair value

The following is a description of the method for determining the fair value of financial instruments. The valuation techniques incorporate estimates of the assumptions that a market participant would use to value the instruments.

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets measured at fair value through other comprehensive
Government Bonds – LFT	2,999,516	-	-	2,999,516
Government Bonds – NTN	1,035	-	-	1,035
Total	3,000,551	-	-	3,000,551

Financial assets measured at amortized cost
Government Bonds – LTN	965,840	-	-	965,840
Investment Fund Quotas	99,926			99,926
Government Bonds – NTN	1,825,323	-	-	1,825,323
Total	2,891,089	-	-	2,891,089

Derivative financial instruments - Interest rate derivatives measured at fair value through profit or loss
Swaps contracts (1)	-	27,572	-	27,572
DI1 - future contract	1,299	-	-	1,299
DI1 e DDI - future contract	145	-	-	145
Total	1,444	27,572	-	29,016

Other financial assets measured at fair value through profit or loss
Government Bonds – LFT	35,203	-	-	35,203
Other Investments	7,232	-	-	7,232
Total	42,435	-	-	42,435
Total Financial assets	5,935,520	27,572	-	5,963,092
Financial liabilities
Derivative measured at fair value through profit or loss
DI1 - future contract	1,674	-	-	1,674
Swaps contracts (1)	-	14,077	-	14,077
Total Financial Liabilities	1,674	14,077	-	15,751

(1)	Interest rate swap contracts are commitments to settle in cash on a future date or dates, the difference between two specified financial indices (two different interest rates in a single currency or two different rates each in a different currency) applied to a principal reference value.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

Financial assets

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through other comprehensive
Government Bonds – LFT	2,298,709	-	-	2,298,709
Government Bonds – LTN	800,368	-	-	800,368
Total	3,099,077	-	-	3,099,077

Derivative financial instruments - Interest rate derivatives measured at fair value through profit or loss income
Swaps contracts (1)	-	54,187	-	54,187
Total	-	54,187	-	54,187

Other financial assets measured at fair value through profit or loss
Government Bonds – LFT	39,552	-	-	39,552
Reverse repurchases agreements	4,809,999	-	-	4,809,999
Other Investments	6,312	-	-	6,312
Total	4,855,863	-	-	4,855,863

Total Financial assets	7,954,940	54,187	-	8,009,127

(1)	Interest rate swap contracts are commitments to settle in cash, on a future date or dates, the differential between two specified financial indices (two different interest rates in a single currency or two different rates each in a different currency) applied to a principal reference value.

As of December 31, 2025 and 2024, there were no transfers between the fair value measurements of Level I and Level II or between Level II and Level III.

Derivative financial instruments

The fair value of the swaps is calculated considering the projected cash flows of each of their ends, discounted to present value according to their respective yield curves, which are representative of market conditions. The yield curve calculations use models audited and approved internally by PicPay’s risk management department.

Interest rate futures contracts are commitments to buy or sell a financial instrument on a future date, at a contracted price or yield, which can be financially settled. The nominal value represents the face value of the related instrument. This instrument is settled daily in line with changes in market prices.

The main interest rates used in the composition of the yield curves are taken from futures and swaps traded on B3. Adjustments are made to these curves whenever certain points are considered to lack sufficient liquidity to be representative, or, for atypical reasons, do not reasonably represent market conditions.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

Credit Risk Adjustment (CVA)

The current standard requires the allocation of Credit Value Adjustment (CVA) and Debit Value Adjustment (DVA) for derivative financial instruments. These adjustments are intended to reflect the counterparty’s credit risk and the entity’s own credit risk in the valuations of these instruments.

However, PicPay does not carry out the allocation as there is no derivative exposure with clients. All current derivatives are contracted exclusively with companies in the same economic group. This factor considerably reduces credit risk, since the relationship between the parties involved is one of common control, mitigating potential losses associated with non-compliance with obligations.

Therefore, considering the absence of exposure to external customers and the low materiality of credit risk in intra-group transactions, we believe that there is no need to allocate CVA and DVA to these derivative financial instruments. This approach is based on the Company’s operational reality and the effective assessment of the risk involved.

Financial assets

	December 31, 2025
	Carrying amount	Fair Value
Fair Value of financial instruments measured at fair value through profit or loss	29,016	29,016
Derivative financial instruments	29,016	29,016

Fair Value of financial instruments measured at amortized cost	33,758,513	33,725,334
Cash and cash equivalents	3,863,395	3,863,395
Financial Investments	2,891,089	2,891,089
Amounts receivable from card issuers	3,273,306	3,273,306
Consumer loans	20,946,698	20,913,519
Other receivables (1)	2,784,025	2,784,025
Total	33,787,529	33,754,350

(1)	Balance composed of: Receivables from purchasers, Receivables from customers, Receivables - related parties, Compulsory deposits in Central Bank and Sundry receivables.

Financial liabilities

	December 31, 2025
	Carrying amount	Fair Value
Fair Value of financial instruments measured at fair value through profit or loss	15,751	15,751
Derivative financial instruments	15,751	15,751

Fair Value of financial instruments measured at amortized cost	36,287,500	36,287,500
Third-party funds - payment account	856,573	856,573
Third-party funds - CDBs	27,838,964	27,838,964
Third-party funds - financial instruments	752,571	752,571
Third-party funds - Others	526,722	526,722
Trade payables	5,497,113	5,497,113
Obligations to FIDC FGTS quota holders	815,557	815,557
Total	36,303,251	36,303,251

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

Financial assets

	December 31, 2024
	Carrying amount	Fair Value

Fair Value of financial instruments measured at amortized cost	54,187	54,187
Derivative financial instruments	54,187	54,187

Fair Value of financial instruments measured at amortized cost	21,302,548	21,148,054
Cash and cash equivalents	7,471,673	7,471,673
Amounts receivable from card issuers	3,653,774	3,653,774
Consumer loans	9,732,642	9,578,148
Other receivables (1)	444,459	444,459
Total	21,356,735	21,202,241

(1)	Balance composed of: Receivables from purchasers, Receivables from customers, Receivables - related parties, Compulsory deposits in Central Bank and Sundry receivables.

Financial liabilities

	December 31, 2024
	Carrying amount	Fair Value

Fair Value of financial instruments measured at amortized cost
Third-party funds - payment account	889,296	889,296
Third-party funds - CDB’s	19,094,153	19,094,153
Trade payables	3,365,265	3,365,265
Obligations to FIDC FGTS quota holders	704,755	704,755
Total	24,053,469	24,053,469

30.6.1 Offsetting of financial instruments

The balances of financial assets and liabilities can be offset ( i.e. recognized by the net amount) if there is a legally enforceable agreement in which the parties agree to offset the recognized amounts and intend to settle on a net basis, or to realize the asset and settle the liability simultaneously. As of December 31, 2025 and 2024, the Group does not have financial instruments that meet the conditions for offsetting.

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

31. Reconciliation of changes in equity and liabilities with cash flows from financing activities

	Liability Lease	Equity Share premium reserve
Balances as of December 31, 2024	53,136	1,406,563

Variations with effect on cash	(7,965)	1,183,371
Payment of leases	(7,965)	-
Share capital increase	-	1,183,371
Balances as of December 31, 2025	45,171	2,589,934

	Liability Lease	Share Capital and additional paid in share capital	Equity Capital Reserve

Balances as of December 31, 2023	58,652	1,751,253	-

Variations with effect on cash	(8,402)	-	105,556
Payment of leases	(8,402)	-	-
Share capital increase	-	-	105,556

Variations without effect on cash	2,886	(1,751,253)	1,301,007
Net of lease payment, interest and remeasurements	2,886	(1,751,253)	1,301,007

Balances as of December 31, 2024	53,136	-	1,406,563

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

32. Segment information

Operating segments are determined based on information reviewed by the board of directors, the Chief Operating Decision Maker (CODM), which is responsible for allocating resources and assessing business performance.

The CODM monitors the operating results of each segment separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on Adjusted Gross Profit, which is defined as ‘Total revenue and financial income’ less ‘transaction expenses’, ‘interest and other financial expenses’ and ‘credit loss allowance expenses’, all of which are consistent with the same lines in the consolidated statements of profit or loss except for amounts that are not allocated to segments and inter-segment amounts.

The Group’s organizational structure has four reportable segments, which reflect its major business lines, as follows:

a)	Consumer Banking: generates revenue from various transaction activities occurring in the digital wallet, such as Pix, peer-to-peer (P2P) transfers, and bill payments, including when customers use credit cards as a funding source for payments or money transfers, either in one or multiple installments. It also encompasses interest income from financial investments backed by customers’ account balances. In addition, the segment includes interest revenues from credit activities managed by PicPay Bank, fee revenues from distributing third-party credit products in the financial marketplace, interchange fees from prepaid and credit card transactions, and commissions from distributing insurance and investment products from third-party partners on the platform.

b)	Small and Medium-Sized Businesses: generates revenues from MDR (merchant-discount rates) charged to merchants accepting PicPay as a payment network. Additionally, it encompasses interchange fees from corporate benefit card transactions, financial income from account balances, and settlement scheduled floating relating to corporate benefits solutions.

c)	Audiences and Ecosystem Integration: This segment provides services to all of the Group’s customers, which include consumers and businesses, with the goal of increasing engagement and monetization of both sides of the ecosystem. This segment generates monetization of the audiences by leveraging PicPay’s customer base of consumers and merchants by offering products and solutions such as PicPay Ads, allowing brands and companies to benefit from PicPay’s audience in app and promote its products and services, as well as many others non-financial products. Ecosystem engagement is achieved, for example, through PicPay Shop, which is a platform that allows online merchants to sell their products and services to consumers.

d)	Institutional: This segment encompasses revenues, costs and expenses from financial investments and funding activities executed at the Corporate level. The Institutional unit has the role of managing funding and liquidity at the Group level as well as the allocation of liquidity and capital to each segment.

The Group does not disclose total assets and liabilities by segment since this information is not presented to its CODM.

As of December 31, 2025

a) Segment information

	Consumer Banking	Small and Medium-Sized Businesses	Audiences and Ecosystem Integration	Institutional	Total reportable segments
Net revenue from transaction activities and other services	1,439,582	338,232	113,390	-	1,891,204
Financial income	8,913,787	77,617	4,846	1,172,749	10,168,999
Total revenue and financial income	10,353,369	415,849	118,236	1,172,749	12,060,203

Transaction expenses	(605,530)	(82,967)	(1,536)	(1,194)	(691,227)
Interest and Other financial expenses	(3,947,955)	(173,642)	(111)	(1,160,067)	(5,281,775)
Credit loss allowance expenses	(2,528,281)	(262)	-	-	(2,528,543)
Adjusted gross profit	3,271,603	158,978	116,589	11,488	3,558,658

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

b) Revenue and financial income reconciliation

December 31, 2025
Net revenue from transaction activities and other services	1,891,204
Financial income	10,168,999
Total reportable segments	12,060,203
Inter-segment revenues, adjustments or reclassifications (1)	(1,782,379)
Total revenue and financial income	10,277,824

(1)	Represents eliminations of inter-segment revenue from funding transactions between the Consumer banking, Small and Medium-Sized Businesses, Audiences and Ecosystem Integration and Institutional segments for R$ (1,782,379).

c) Reconciliation from segment adjusted gross profit to profit before income taxes

December 31, 2025
Adjusted gross profit - Total reportable segments	3,558,658
Expenses and income that are not part of adjusted gross profit:
Technology expenses	(502,690)
Marketing expenses	(494,885)
Personnel expenses	(1,422,727)
Administrative expenses	(444,686)
Depreciation and amortization	(442,761)
Other expenses	(58,946)
Other income	125,376
Profit before income taxes	317,339

As of December 31, 2024

a) Segment information

	Consumer Banking	Small and Medium-Sized Businesses	Audiences and Ecosystem Integration	Institutional	Total reportable segments
Net revenue from transaction activities and other services	1,275,845	164,433	83,770	-	1,524,048
Financial income	4,386,071	26,061	1,742	114,902	4,528,776
Total revenue and financial income	5,661,916	190,494	85,512	114,902	6,052,824

Transaction expenses	(404,594)	(87,487)	(1,595)	-	(493,676)
Interest and Other financial expenses	(1,810,052)	(7,200)	-	(104,092)	(1,921,344)
Credit loss allowance expenses	(887,022)	(3)	-	-	(887,025)
Adjusted gross profit	2,560,248	95,804	83,917	10,810	2,750,779

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

b) Revenue and financial income reconciliation

December 31, 2024
Net revenue from transaction activities and other services	1,524,048
Financial income	4,528,776
Total reportable segments	6,052,824
Inter-segment revenues, adjustments or reclassifications (1)	(482,680)
Total revenue and financial income	5,570,144

(1)	Represents eliminations of inter-segment revenue from transactions between the Consumer Banking and Institutional segments for R$ (482,680).

c) Reconciliation from segment adjusted gross profit to profit before income taxes

December 31, 2024
Adjusted gross profit - Total reportable segments	2,750,779
Expenses and income that are not part of adjusted gross profit:
Technology expenses	(508,600)
Marketing expenses	(333,180)
Personnel expenses	(1,090,833)
Administrative expenses	(234,423)
Depreciation and amortization	(292,911)
Other expenses	(33,013)
Other income	88,153
Profit before income taxes	345,972

As of December 31, 2023

a)	Segment information

	Consumer Banking	Small and Medium-Sized Businesses	Audiences and Ecosystem Integration	Institutional	Total reportable segments

Net revenue from transaction activities and other services	815,961	92,023	76,759	-	984,743
Financial income	2,198,022	41,475	10,542	156,738	2,406,777
Total revenue and financial income	3,013,983	133,498	87,301	156,738	3,391,520

Transaction expenses	(277,464)	(69,651)	(25,789)	-	(372,904)
Interest and Other financial expenses	(1,141,934)	-	-	(69,053)	(1,210,987)
Credit loss allowance expenses	(14,290)	-	-	-	(14,290)
Adjusted gross profit	1,580,295	63,847	61,512	87,685	1,793,339

PicS N.V.
Notes to the consolidated financial statements
For the years ended December 31, 2025, 2024 and 2023
(Thousands of Reais)

b)	Revenue and financial income reconciliation

December 31, 2023

Net revenue from transaction activities and other services	984,743
Financial income	2,406,777
Total reportable segments	3,391,520
Inter-segment revenues, adjustments or reclassifications (1)	67,126
Total revenue and financial income	3,458,646

(1)	Includes eliminations of inter-segment revenue from transactions between the Consumer Banking and Institutional segments of R$ (8,068) and unallocated revenue of R$ 75,194.

c)	Reconciliation from segment adjusted gross profit to profit before income taxes

December 31, 2023

Adjusted gross profit - Total reportable segments	1,793,339
Expenses and income that are not part of adjusted gross profit:
Technology expenses	(312,098)
Marketing expenses	(312,560)
Personnel expenses	(879,362)
Administrative expenses	(136,659)
Depreciation and amortization	(169,823)
Other expenses	(4,638)
Other income	23,468
Profit before income taxes	1,667

33. Subsequent events

On January 30, 2026, PicS N.V. completed its initial public offering (“IPO”) of Class A common shares on the National Association of Securities Dealers Automated Quotation (“NASDAQ”) under the ticker symbol “PICS”. The Company issued and sold 22,857,143 Class A common shares at a public offering price of US$ 19.00 per share (equivalent to R$ 98.71 per share at the exchange rate on the transaction date), resulting in aggregate gross proceeds of R$ 2,256,376 (US$ 434,286) and net proceeds of R$ 2,098,430 (US$ 403,886), after deducting underwriting discounts, commissions and other offering costs.

The offering costs were accounted for as a direct deduction from equity, in accordance with applicable accounting standards. As a result of the IPO, the Company’s equity increased in 2026 by the amount of the net proceeds received from the offering.

The IPO occurred subsequent to the reporting period. Accordingly, the issuance of Class A common shares did not have an impact on the Company’s consolidated financial position, results of operations or earnings per share for the reporting period presented. However, the IPO resulted in a significant increase in the Company’s cash and cash equivalents and equity in 2026 by the amount of the net proceeds received, and will prospectively affect the number of shares outstanding and earnings per share in future periods. On February 18, 2026, the Company invested R$ 1,500,000 in PicPay Bank to support the bank’s growth while meeting regulatory capital requirements. This investment did not impact the consolidated capital position.

On January 30, 2026 Prior to the closing of the offering, the Company’s share capital comprised Class A common shares R$ 0.06 (EUR 0.01 nominal value), Class B common shares R$ 0.61 (EUR 0.10 nominal value) and conversion shares R$ 0.55 (EUR 0.09 nominal value). Each Class B common share is convertible into one Class A common share and one conversion share.

Upon completion of the offering, the outstanding share capital of the Company was comprised of 43,135,919 Class A common shares and 86,451,624 Class B common shares. No conversion shares were outstanding after the offering.

Following the offering, the Company’s authorized share capital amounted to R$ 225,374 (EUR 36,360), and the Company remained in compliance with applicable Dutch statutory capital requirements.

In February 2026, the Board of Directors of the Fundo Garantidor de Créditos (“FGC”) (Brazil’s deposit insurance fund), approved an emergency recapitalization plan following the liquidation of certain banks by the Central Bank of Brazil, requiring member institutions, including subsidiaries of the Company, to advance contributions over a multi-year period. On March 25, 2026, the Company advanced R$ 170,137 to the FGC pursuant to this plan.